Form 20-F
period 2017-12-31
Biofrontera AG
filed 2018-04-30
CIK 1712641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-38396

BIOFRONTERA AG

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Germany

(Jurisdiction of incorporation or organization)

Hemmelrather Weg 201

D-51377 Leverkusen Germany

Telephone: 011 49 214 876 00

(Address of principal executive office)

Thomas Schaffer

Chief Financial Officer

Biofrontera AG

Hemmelrather Weg 201

51377 Leverkusen, Germany

Tel: +49 (0)214 873 3200, Fax: +49 (0)214 8763290

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, nominal value €1.00 per share	Nasdaq Capital Market
Ordinary shares, nominal value €1.00 per share*	Nasdaq Capital Market

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

 None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period

Covered by the annual report.

Ordinary shares, nominal value €1.00 per share: 38,416,828 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ] Accelerated filer [  ] Non-accelerated filer [  ] Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [  ] Yes [  ] No

INTRODUCTION

Unless otherwise indicated, all references in this annual report to “Biofrontera”, “we”, “us”, or “company” refer to Biofrontera AG and its consolidated subsidiaries, Biofrontera Pharma GmbH, Biofrontera Bioscience GmbH, Biofrontera Neuroscience GmbH, Biofrontera Development GmbH and Biofrontera Inc.

TRADEMARKS

We own or have rights to trademarks and trade names that we use in connection with the operation of our business, including our corporate name, logos, product names and website names. Other trademarks and trade names appearing in this annual report are the property of their respective owners. Solely for your convenience, some of the trademarks and trade names referred to in this annual report are listed without the® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor, to our trademarks and trade names.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report have been presented in euros, or €, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the consolidated financial statements in this annual report were prepared in accordance with United States generally accepted accounting principles. For any of our subsidiaries that use a functional currency that is not euros, the assets and liabilities have been translated at the closing exchange rate as of the relevant balance sheet date (twelve months ended December 31, 2017: 1.2022 U.S. dollars to 1 euro; December 31, 2016: 1.0516 U.S. dollars to 1 euro, December 31, 2015: 1.0906), while the income and expenses have been translated at the average exchange rates (twelve months ended December 31, 2017: 1.1301 U.S. dollars to 1 euro; December 31, 2016: 1.1066 U.S. dollars to 1 euro) applicable to the relevant period. The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components. Transactions realized in currencies other than euros are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses arising from such currency translations are recognized in income. See “Summary of Significant Accounting Policies — Translation of Amounts in Foreign Currencies” in the notes to our consolidated financial statements included elsewhere in this annual report for more information.

Certain information in this annual report is expressed in U.S. dollars. The noon buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2018 was €1.00 to $1.2320. We make no representation that the euro or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. See “Risk Factors — Our international operations may pose currency risks, which may adversely affect our operating results and net income.” We use the symbol “$” to refer to the U.S. dollar and use the symbol “€” to refer to the euro herein.

All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this annual report, references to ADSs mean American Depositary Shares or ordinary shares represented by ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this annual report regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “predict”, “project”, “would”, “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

i

The forward-looking statements in this annual report include, but are not limited to, statements about:

●	our ability to achieve and sustain profitability;
●	our ability to compete effectively in selling our products;
●	our ability to expand, manage and maintain our direct sales and marketing organizations;
●	our actual financial results may vary significantly from forecasts and from period to period;
●	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;
●	our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;
●	market risks regarding consolidation in the healthcare industry;
●	the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;
●	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;
●	the regulatory and legal risks, and certain operating risks, that our international operations subject us to;
●	the fact that product quality issues or product defects may harm our business;
●	any product liability claims;
●	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates; and
●	our expectations regarding the merits and outcomes of pending or threatened litigation.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this annual report, particularly the factors described in the “Risk Factors” section of this annual report, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read this annual report and the documents that we have filed as exhibits, completely and with the understanding that our actual future results may be materially different from what we expect. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those listed in the sections of this annual report entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this annual report.

 We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth a summary of the consolidated historical financial information of, and for the periods ended on, the dates indicated for Biofrontera AG. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated statement of operations data for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, and the selected consolidated balance sheet data as of December 31, 2017, December 31, 2016 and December 31, 2015 have been derived from our audited consolidated financial statements.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this annual report, as well as the sections titled “Operating And Financial Review And Prospects” and “Foreign Currency Exchange Rates” included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

You should read the following summary of consolidated financial information in conjunction with the section of this annual report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes contained elsewhere in this annual report.

	Year Ended December 31,
	2017	2016	2015
	€	€	€
	(amounts in thousands, except share and per share data)
Statement of operations data:
Sales Revenue	12,025	6,130	4,138
Gross Margin	85.73%	73.05%	70.14%
Research and development costs	(4,225)	(4,640)	(6,204)
Sales costs	(16,922)	(8,764)	(4,170)
General administrative costs	(3,097)	(2,853)	(2,759)
Loss from operations	(13,934)	(11,779)	(10,231)
Loss before income tax	(16,102)	(10,579)	(11,203)

	Year Ended December 31,
	2017	2016	2015
	€	€	€
Per share data:
Basic and diluted loss per share	(0.42)	(0.36)	(0.48)
Basic and diluted operating loss per share	(0.37)	(0.40)	(0.44)
Shares used in computing basic and diluted loss per share	38,076,088	29,762,784	23,213,444

	At December 31,
	2017	2016	2015
	€	€	€
	(amounts in thousands)
Balance sheet data:
Cash and cash equivalents	11,083	15,126	3,959
Other current financial assets	2,132	2,294	1,625
Other current assets	5,239	4,561	1,639
Non-current Assets	1,394	1,897	2,275
Total assets	19,848	23,879	9,498
Long-term liabilities	12,355	3,597	11,230
Current liabilities	4,112	4,440	3,077
Total shareholders’ equity	3,381	15,842	(4,809)

(1)	See Note 22 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.

(2)	Per share data are calculated by dividing net consolidated loss by the weighted average number of outstanding shares during the year in accordance with IAS 33 (“Earnings per Share”).

Exchange Rate Information

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the Noon Buying Rates quoted by the Federal Reserve Bank in New York. The exchange rates set forth below are provided for reference only and to demonstrate trends in exchange rates. They should not be relied upon, and the actual exchange rates used throughout this annual report may vary. No representation is made that the euro or the U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate.

	Year Ended December 31,
	2013	2014	2015	2016	2017
High	1.3816	1.3927	1.2015	1.1516	1.2041
Low	1.2774	1.2101	1.0524	1.0375	1.0416
Rate at end of period	1.3281	1.2101	1.0859	1.0552	1.2022
Average rate per period	1.3779	1.3297	1.1096	1.1072	1.1301

The following table sets forth, for each of the periods indicated, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the periods indicated based on the Noon Buying Rates quoted by the Federal Reserve Bank of New York.

	October 2017	November 2017	December 2017	January 2018	February 2018	March 2018
High	1.1847	1.1936	1.2022	1.249	1.249	1.249
Low	1.1580	1.1577	1.1725	1.221	1.221	1.192
Rate at end of period	1.163	1.184	1.199	1.221	1.221	1.232

The noon buying rate for the euro on April 01, 2018 was quoted by the Federal Reserve Bank of New York at $1.2314 for €1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We believe the following to be the principal risks and uncertainties facing our company. If any of these risks occur, our business, financial condition and performance could suffer and the trading price and liquidity of our securities could decline. Because any global pharmaceutical business of the kind in which we are engaged is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which we are not currently aware or which we do not currently consider to be material could also adversely impact our business, financial condition and performance, including our ability to execute our strategy. The order of presentation of the risk factors below does not necessarily indicate the likelihood of their occurrence or the potential magnitude of their consequences. This annual report also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this annual report.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and anticipate that we will continue to incur operating losses in the future and that we may never sustain profitability.

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015 was €16.1 million, €10.6 and €11.2 million, respectively. Our net loss for fiscal year ended December 31, 2017 was €16.1 million. As of December 31, 2017, we had an accumulated deficit of €136.5 million.

Our ability to become profitable depends on our ability to further commercialize our principal product Ameluz®. Even if we are successful in increasing our product sales, we may never achieve or sustain profitability. We anticipate substantially increasing our sales and marketing expense as we attempt to exploit the recent regulatory approvals we have received to market Ameluz® in the U.S. for the photodynamic therapy treatment of actinic keratoses of mild-to-moderate severity on the face and scalp and in the EU for the treatment of field cancerization and basal cell carcinoma. There can be no assurance that our sales and marketing efforts will generate sufficient sales to allow us to become profitable. Moreover, of the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our products and product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to pursue additional indications for which our products and product candidates may be commercialized, and to continue the clinical development of our product candidates, including further Phase III clinical trials. We also require significant additional funds in order to commercialize Ameluz® in the U.S.

We believe that our existing cash and cash equivalents, the credit facilities available to us under our finance contract with the European Investment Bank, or EIB, and revenue from product sales and future milestone or license payments will be sufficient to enable us to fund our operating expenses and to advance our commercialization strategy in the U.S. for the next 12 months. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. After the next 12-month period, we may require additional capital for the further development and commercialization of our products. We may need substantial additional funds to fully develop, manufacture, market and sell our other potential products. Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

●	the timing, costs and results of clinical trials for our product Ameluz®;

●	the outcome, timing and cost of regulatory approvals by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and comparable foreign regulatory authorities, including the potential for the FDA, EMA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

●	the effects of competing technological and market developments;

●	the cost and timing of completion of commercial-scale manufacturing activities; and

●	the cost of establishing sales, marketing and distribution capabilities for Ameluz® photodynamic therapy in the U.S. and in such other regions in which we are approved to market it and in which we choose to commercialize it.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the commercialization of our products or development of product candidates. We also could be required to license our rights to our products and product candidates to third parties on unfavorable terms. In addition, any equity financing would likely result in dilution to our existing holders of our shares and ADSs, and any debt financing would likely involve significant cash payment obligations and include restrictive covenants that may restrict our ability to operate our business.

Any of the above events could significantly harm our business, prospects, financial condition and/or results of operations and could cause the price of our shares or ADSs to decline.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

In May 2017, we entered into a finance contract with the EIB, under which EIB agreed to provide us with loans of up to €20 million in the aggregate. Our finance contract with EIB, which we refer to as the EIB credit facility, is unsecured, is guaranteed by certain of our subsidiaries, and is available to be drawn in tranches during a two year period. Future tranches require the achievement of certain milestones. Each tranche must be repaid five years after drawdown. The EIB credit facility contains undertakings by our company regarding the use of proceeds and limitations on debt, liens, mergers, acquisitions, asset sales, dividends and other restrictive covenants. As of the date of this annual report, we have borrowed €10 million under the EIB credit facility. On July 6, 2022, we will be required to repay this €10 million principal amount, plus €3 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan. Under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1 million without the prior consent of the EIB (subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases).

In addition, in December 2016 we issued convertible bonds in the aggregate initial principal amount of €5.0 million maturing on January 1, 2021, of which €4.9 million has already been converted into shares. In January 2017, we issued convertible bonds maturing on January 1, 2022 in the aggregate initial principal amount of €5.0 million of which €2.3 million has already been converted into shares. The convertible bonds provide the holders of those bonds with the right to convert them into our ordinary shares at set conversion prices, depending upon time of conversion. The convertible bonds we issued in December 2016 provide the holders with the right to convert them, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €4.00 per share from January 1, 2017 until December 31, 2018 and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion rate was changed from €5.00 to €4.75 in accordance with section 12 of the bond terms and conditions. The convertible bonds we issued in January 2017 provide the holders of those bonds with the right to convert them, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €4.00 per share from April 1, 2017 until December 31, 2018 and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion rate was changed from €5.00 to €4.75 in accordance with section 11 of the bond terms and conditions. If all of the remaining bonds were converted, we would be required to issue up to 577,853 additional ordinary shares, which would result in additional dilution to shareholders.

Our indebtedness could have significant adverse consequences, including:

●	requiring us to dedicate a portion of our cash to the payment of interest and principal, reducing money available for working capital, capital expenditure, product development and other general corporate purposes;

●	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

●	increasing the risk of dilution to the holders of our shares or ADSs in the event any of these bonds are exercised for or converted into our ordinary shares;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

●	placing us at a competitive disadvantage to competitors that are better capitalized than we are.

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13 million payment that we must make on July 6, 2022. Failure to make payments or comply with other covenants under our existing debt could result in an event of default and acceleration of amounts due. If an event of default occurs and the lender or lenders accelerate the amounts due, we may not be able to make accelerated payments, and such lenders could file suit against us to collect the amounts due under such obligations or pursue other remedies. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing.

Risks Related to Our Business and Strategy

Certain of our important patents will expire in 2019. Although the process of developing generic topical dermatological products presents specific challenges that may deter potential generic competitors, generic versions of Ameluz® could enter the market after expiration of these patents. If this happens, we may need to reduce the price of Ameluz® significantly and may lose significant market share.

The patent family that protects aminolevulinic acid hydrochloride, an active ingredient in Ameluz®, against copying by competitors will expire on November 12, 2019. This patent family includes U.S. Patent No. 6,559,183, which is listed in the FDA Orange Book and identified as covering aminolevulinic acid hydrochloride, the active ingredient in Ameluz®. Patent No. 6,559,183 serves as a significant barrier to entry into the market by generic versions of Ameluz®. Although the process of developing generic topical dermatological products presents specific challenges that may deter potential generic competitors, once this patent expires, generic versions of Ameluz® may not be prevented from entering the market and competing with Ameluz®. This may cause a significant price drop and, therefore, a significant drop in our profits. We may also lose significant market share for Ameluz.

Insurance coverage and medical expense reimbursement may be limited or unavailable in certain market segments for our products or product candidates, which could make it difficult for us to sell our products.

Government authorities and third party payors, such as private health insurers and health maintenance organizations or, in some jurisdictions such as Germany, statutory health insurance, decide which products they will cover and the amount of reimbursement. Reimbursement by a third party payor may depend upon a number of factors, including the government or third party payor’s determination that use of a product is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	reasonable and appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement or a particular reimbursement amount. If reimbursement of our future products or extended indications for existing products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

The pricing of prescription pharmaceuticals is subject to governmental control in some of the countries in which we have received and/or seek to receive approval to commercialize certain of our products. We are approved to market certain of our products in the EU and the U.S., and we intend to seek approval to market our product candidates in selected other jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some countries, particularly those in the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from government or other third party payors for our product candidates and may be affected by existing and future health care reform measures. Without adequate levels of reimbursement by government health care programs and private health insurers, the market for our products will be limited. While we continue to support efforts to improve reimbursement levels to physicians and plan to work to improve coverage for our products, if our efforts are not successful, a broader adoption of our products and sales of our products could be negatively impacted.

Healthcare legislative changes may have a material adverse effect on our business and results of operations.

In the U.S. and certain other countries, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 revised the payment methodology for many products under Medicare in the U.S., which has resulted in lower rates of reimbursement. In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was enacted. On January 20, 2017, President Donald Trump signed an executive order stating that the administration intended to seek prompt repeal of the Affordable Care Act, and, pending repeal, directed by the U.S. Department of Health and Human Services and other executive departments and agencies to take all steps necessary to limit any fiscal or regulatory burdens of the Affordable Care Act. There is no guarantee whether the Affordable Care Act will remain in effect or be repealed/replaced. There is significant uncertainty about the future of the Affordable Care Act in particular and healthcare laws generally in the United States. This expansion of the government’s role in the U.S. healthcare industry may further lower rates of reimbursement for pharmaceutical products. We are unable to predict the likelihood of changes to the Affordable Care Act or other healthcare laws which may negatively impact our profitability.

The Affordable Care Act is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and the health insurance industry, impose new taxes and fees on the healthcare industry and impose additional health policy reforms. This law revises the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states once the provision is effective. Further, the law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare practitioners. While the U.S. Supreme Court upheld the constitutionality of most elements of the Affordable Care Act in 2012, other legal challenges are still pending final adjudication in several jurisdictions. In addition, Congress has also proposed a number of legislative initiatives, including possible repeal of the Affordable Care Act. At this time, there remains a significant amount of uncertainty related to the future of the Affordable Care Act, and whether there will be changes to certain provisions or its entirety. We can provide no assurance that the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

Other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2 percent per fiscal year. The American Taxpayer Relief Act of 2012, or the ATRA, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has been increased government scrutiny regarding the manner in which manufacturers set prices for and market commercial products. If we become the subject of any government investigation with respect to our drug pricing, marketing, or other business practices, we could incur significant expense and could be distracted from operation of our business and execution of our strategy. Any such investigation could also result in reduced market acceptance and demand for our products, could harm our reputation and our ability to market our products in the future, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

There have been, and likely will continue to be, legislative and regulatory proposals at the U.S. federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. Additionally, third party payors, including governmental payors, managed care organizations and private health insurers, are increasingly challenging the prices charged for medical products and services and examining their cost effectiveness. The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

●	the demand for our product candidates, if we obtain regulatory approvals;

●	our ability to set a price or obtain reimbursement that we believe is fair for our products;

●	our ability to generate revenues and achieve or maintain profitability; and

●	the level of taxes that we are required to pay.

Any denial or reduction in reimbursement from Medicare or other programs or governments may result in a similar denial or reduction in payments from private payors, which may adversely affect our future profitability.

To date, we have engaged in only limited sales of our products, primarily in Germany and Spain and, more recently, in the U.S.

We have engaged in only limited sales of our products to date. In Germany, the majority of our sales have been generated in the private dermatology offices sector. Historically, our sales partners in European countries outside of Germany have experienced difficulty in selling Ameluz® because that process involves selling both drug combined with a procedure, an area in which our sales partners generally have little experience. We launched the commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the U.S. in October 2016 and have a limited history of marketing our products there. Our products may never gain significant acceptance in the European or U.S. marketplace and, therefore, may never generate substantial revenue or profits for us. We must establish a larger market for our products and build that market through marketing campaigns to increase awareness of, and confidence by doctors in, our products. If we are unable to expand our current customer base and obtain market acceptance of our products, our operations could be disrupted and our business may be materially adversely affected. Even if we achieve profitability, we may not be able to sustain or increase profitability.

Competing products and technologies based on traditional treatment methods may make our products or potential products noncompetitive or obsolete.

Well-known pharmaceutical, biotechnology and medical device companies are marketing well-established therapies for the treatment of actinic keratosis and basal cell carcinoma. Doctors may prefer to use familiar therapies, rather than trying our products.

Our industry is subject to rapid, unpredictable and significant technological change and intense competition. Our competitors may succeed in developing, acquiring, or licensing on an exclusive basis products that are safer, more effective or more desirable than ours. Many of our competitors have substantially greater financial, technical and marketing resources than we have. In addition, several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing, obtaining regulatory approvals to market products for health care, and marketing healthcare products.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

We cannot guarantee that new drugs or future developments in drug technologies will not have a material adverse effect on our business. Increased competition could result in price reductions, lower levels of government or other third party reimbursements, failure to achieve market acceptance and loss of market share, any of which could adversely affect our business, results of operations and financial condition. Further, we cannot give any assurance that developments by our competitors or future competitors will not render our technologies obsolete or less advantageous.

We face significant competition from other pharmaceutical and medical device companies and our operating results will suffer if we fail to compete effectively. We also must compete with existing treatments, such as simple curettage and cryotherapy, which do not involve the use of a drug but have gained significant market acceptance. We have recently lost market share in Germany to daylight photodynamic therapy products, and we have only recently in March 2018 received approval from the European Commission to market Ameluz® in combination with daylight photodynamic therapy.

The pharmaceutical and medical device industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other products that are able to achieve similar or better results for the treatment of actinic keratosis. We expect that our future competitors will include mostly established pharmaceutical companies, such as Sun Pharma and Galderma. Most of our competitors have substantially greater financial, technical and other resources, such as larger research and development staffs and experienced marketing and manufacturing organizations and well-established sales forces. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

Our competitors may succeed in developing, acquiring or licensing products that are more effective or less costly than our products and product candidates. Metvix® has also recently been approved in the EU for use in daylight photodynamic therapy for which it is sold by Galderma under the brand name Luxerm® in Germany and Luxera® in other European countries. This gave that drug a competitive advantage compared to Ameluz®, as Ameluz® was not approved to be used in daylight photodynamic therapy to treat actinic keratosis until recently. We have obtained approval for Ameluz® to be used with daylight photodynamic therapy in March 2018. In recent months, the market share of Ameluz® of photodynamic therapy drugs for treatment of actinic keratosis dispensed by German public pharmacies has fallen from over 75% to approximately 60%, a decline which we believe resulted primarily from the introduction to the German market of Luxerm® in 2016. We believe that daylight photodynamic therapy products will play an increasingly important role in Europe in the future and will begin to be prescribed as an alternative to less effective, self-applied, topical prescription product creams (which have historically been market leaders in the EU in treating actinic keratosis). We applied to extend our indication for Ameluz® to daylight photodynamic therapy in the EU to better compete with Metvix® and Luxerm®, and in March 2018, the European Commission granted approval for label extension for the treatment of mild to moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy. There can be no assurance however that we will be able to successfully commercialize our products in this indication.

In addition, our products compete with other therapies, such as simple curettage and, particularly in the U.S., cryotherapy, which do not involve the use of a drug but have gained significant market acceptance.

If we are not able to compete effectively with the competitors and competing therapies discussed above, we may lose significant market share in the relevant markets, which could have a material adverse effect on our revenue, results of operations and financial condition.

If we are unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may be unable to generate revenues.

In order to commercialize our products, we must further build our marketing, sales and distribution capabilities, in particular in the U.S. The establishment, development and training of our sales force and related compliance plans to market our products are expensive and time consuming and can potentially delay the commercial success of our products. In the event we are not successful in developing our marketing and sales infrastructure, we may not be able to successfully commercialize our products, which would limit our ability to generate product revenues.

We depend on a single unaffiliated contract manufacturer to manufacture Ameluz® and two unaffiliated contractors to produce 5-aminolevulinic acid, the active pharmaceutical ingredient in Ameluz®, for us. If we fail to maintain our relationship with these suppliers or if these suppliers are unable to continue to produce product for us, our business could be materially harmed.

We depend on a single unaffiliated contract manufacturer located in Switzerland to manufacture Ameluz® and two unaffiliated contractors to produce 5-aminolevulinic acid, the active pharmaceutical ingredient in Ameluz®, for us. The initial terms of our contracts with these suppliers begin to expire in June 2020, and the contracts renew automatically for one- or two-year periods, as applicable, until they are terminated. For more information on the terms of our contracts with these suppliers, see “Business—Commercial Partners and Agreements”. If we fail to maintain our relationship with these parties, we may be unable to obtain an alternative manufacturer of Ameluz® or suppliers of 5-aminolevulinic acid that could deliver the quantity of the product at the quality and cost levels that we require. Even if acceptable alternative suppliers could be found, we may experience delays in transitioning the manufacturing from our existing suppliers to our new suppliers (in particular with respect to our manufacturer of Ameluz®). Problems of this kind could cause us to experience order cancellations and loss of market share. The failure of the suppliers to supply Ameluz® or 5-aminolevulinic acid that satisfies our quality, quantity and cost requirements in a timely manner could impair our ability to deliver Ameluz® and could increase our costs, particularly if we are unable to obtain Ameluz® or 5-aminolevulinic acid from alternative sources on a timely basis or on commercially reasonable terms. In addition, our suppliers are regulated by the FDA and must comply with applicable laws and regulations, including home-country laws. If the suppliers fail to comply, this could harm our business.

If we fail to manufacture Ameluz® or BF-RhodoLED® or other marketed products and product candidates in sufficient quantities and at acceptable quality and cost levels, or to fully comply with current good manufacturing practice, or cGMP, or other applicable manufacturing regulations, we may face a bar to, or delays in, the commercialization of our products, breach obligations to our licensing partners or be unable to meet market demand, and lose potential revenues.

The manufacture of our products requires significant expertise and capital investment. Currently, all commercial supply for Ameluz® is manufactured by a single unaffiliated contract manufacturer. We would need to spend substantial time and expense to replace that manufacturer if it failed to deliver products in the quality and quantities we demand or failed to meet any regulatory or cGMP requirements. We take precautions to help safeguard the manufacturing facilities, including acquiring insurance, and performing on site audits. However, vandalism, terrorism or a natural or other disaster, such as a fire or flood, could damage or destroy manufacturing equipment or our inventory of raw material or finished goods, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have a material adverse effect on our business, financial condition and operating results.

We must comply with federal, state and foreign regulations, including FDA regulations governing cGMP enforced by the FDA through its facilities inspection program and by similar regulatory authorities in other jurisdictions where we do business. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. For our medical device products, we are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our medical device products.

Our contract facilities have been inspected by the FDA for cGMP compliance. If we do not successfully maintain cGMP compliance for these facilities, commercialization of our products could be prohibited or significantly delayed. Even after cGMP compliance has been achieved, the FDA or similar foreign regulatory authorities at any time may implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging, testing of or other activities related to our products. For our commercialized medical device product, the FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may conduct inspections or audits at any time. Similar audit rights exist in Europe and other foreign jurisdictions. Any failure to comply with applicable cGMP, QSR and other regulations may result in fines and civil penalties, suspension of production, product seizure or recall, imposition of a consent decree, or withdrawal of product approval, and would limit the availability of our product. Any manufacturing defect or error discovered after products have been produced and distributed also could result in significant consequences, including adverse health consequences, injury or death to patients, costly recall procedures, re-stocking costs, warning letters, Form 483 reports, civil monetary penalties, product liability, damage to our reputation and potential for product liability claims. If we are required to find a new manufacturer or supplier, the process would likely require prior FDA and/or equivalent foreign regulatory authority approval, and would be very time consuming. An inability to continue manufacturing adequate supplies of our products at any contract facilities could result in a disruption in the supply of our products. Delay or disruption in our ability to meet demand may result in the loss of potential revenue. We have licensed the commercial rights in specified foreign territories to market and sell our products. Under those licenses, we have obligations to manufacture commercial product for our commercial partners. If we are unable to fill the orders placed with us by our commercial partners in a timely manner, we may potentially lose revenue and be in breach of our licensing obligations under agreements with them.

Because of a lack of comprehensive public data regarding the market for actinic keratosis treatments in the U.S., the U.S. market size for Ameluz® for the treatment of actinic keratosis may be smaller than we have estimated.

Because of a lack of comprehensive public data regarding the market for actinic keratosis treatments in the U.S., some of our estimates and judgments are based on various sources which we have not independently verified and which potentially include outdated information, or information that may not be precise or correct, potentially rendering the U.S. market size for treatment of actinic keratosis with Ameluz® smaller than we have estimated, which may reduce our potential and ability to increase sales of Ameluz® and revenue in the U.S. Although we have not independently verified the data obtained from these sources, we believe that such data provide the best available information relating to the present market for actinic keratosis treatments in the U.S., and we often use such data for our business and planning purposes.

If we face allegations of noncompliance with the law and encounter sanctions, our reputation, revenues and liquidity may suffer, and our products could be subject to restrictions or withdrawal from the market.

Any government investigation of alleged violations of the law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. Additionally, if we are unable to generate revenues from our product sales, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

Even if we obtain regulatory approvals for our products and product candidates, they may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community.

In May 2016, we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. We launched the commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the U.S. in October 2016. Even after obtaining regulatory approval for our products or extending their indications, our products may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community. Market acceptance of any of our products and product candidates for which we receive approval depends on a number of factors, including:

●	the clinical indications for which they are approved, including any restrictions placed upon the product in connection with its approval, such as patient registry or labeling restriction;

●	the product labeling, including warnings, precautions, side effects, and contraindications that the FDA or other regulatory authorities approve;

●	the potential and perceived advantages of our product candidates over alternative products or therapies;

●	relative convenience and ease of administration;

●	the effectiveness and compliance of our sales and marketing efforts;

●	acceptance by major operators of hospitals, physicians and patients of our products or candidates as a safe and effective treatment;

●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA or other regulatory authorities;

●	any Risk Evaluation and Mitigation Strategy that the FDA might require for our drug product candidates;

●	the timing of market introduction of our product candidates as well as competitive products;

●	the perceived advantages of our products over alternative treatments;

●	the cost of treatment in relation to alternative products; and

●	the availability of adequate reimbursement and pricing by third party payors and government authorities, including any conditions for reimbursement required by such third party payors and government authorities.

If our products and product candidates are approved, but fail to achieve market acceptance among physicians, patients, payors, or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

With respect to our already approved products, we may be subject to healthcare laws, regulation and enforcement. Our failure to comply with those laws could have a material adverse effect on our results of operations and financial condition.

We may be subject to additional healthcare regulation and enforcement by the U.S. federal government and by authorities in the U.S., the EU and other jurisdictions in which we conduct our business. In certain jurisdictions outside of the U.S. where we currently commercialize certain of our products, we are already subject to such regulation and enforcement. Such U.S. laws include, without limitation, state and federal anti-kickback, federal false claims, privacy, security, financial disclosure laws, anti-trust, Physician Payment Sunshine Act reporting and fair trade regulation and advertising laws and regulations. Many states and other jurisdictions have similar laws and regulations, some of which are broader in scope. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, but not limited to, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal, state or other healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

A recall of our drug or medical device products, or the discovery of serious safety issues with our drug or medical device products, could have a significant negative impact on us.

The FDA, the EMA and other relevant regulatory agencies have the authority to require or request the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of our products would divert managerial and financial resources and have an adverse effect on our reputation, financial condition and operating results, which could impair our ability to produce our products in a cost-effective and timely manner.

Further, under the FDA’s medical device reporting, or MDR, regulations, we are required to report to the FDA any event which reasonably suggests that our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction of the same or similar device marketed by us were to recur, would likely cause or contribute to death or serious injury. The FDA also requires reporting of serious, life-threatening, unexpected and other adverse drug experiences and the submission of periodic safety reports and other information. Product malfunctions or other adverse event reports may result in a voluntary or involuntary product recall and other adverse actions, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results. Similar reporting requirements exist in Europe and other jurisdictions.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results as well as threaten our marketing authority for such products.

Our medical device product, the BF-RhodoLED® lamp, is subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and European and other foreign governmental agencies. The regulations are very complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. The FDA and other U.S. or European or other foreign governmental agencies regulate numerous elements of our business, including:

●	product design and development;

●	pre-clinical and clinical testing and trials;

●	product safety;

●	establishment registration and product listing;

●	distribution;

●	labeling, manufacturing and storage;

●	pre-market clearance or approval;

●	advertising and promotion;

●	marketing, manufacturing, sales and distribution;

●	relationships and communications with health care providers;

●	adverse event reporting;

●	market exclusivity;

●	servicing and post-market surveillance; and

●	recalls and field safety corrective actions.

Before we can market or sell a new regulated product or a significant modification to an existing product in the U.S., we must obtain either marketing clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, or approval of a Pre-Market Approval, or PMA, application from the FDA, unless an exemption from premarket clearance and approval applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data are sometimes required to support a finding of substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based on extensive clinical data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices or products that do not have an adequate predicate product. The PMA process can be lengthy, expensive, and carries uncertainty of approval. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) premarket notification submission may require a new 510(k) submission, including possibly with clinical data. Before we can offer our device products to any of the 31 nations within the EU and the European Free Trade Association, we must first satisfy the requirements for CE Mark clearance, a conformity mark that signifies a product has met all criteria of the relevant EU directives, especially in the areas of safety and performance. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all for our products or proposed products. We obtained CE Mark clearance for our BF-RhodoLED® lamp in November 2012 and FDA approval for it, to be used in connection with Ameluz® gel, in May 2016.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

●	our inability to demonstrate that our products are safe and effective for their intended uses or substantially equivalent to a predicate device;

●	the data from our clinical trials may not be sufficient to support clearance or approval; and

●	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA and other regulatory authorities may change their respective clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared or approved products on a timely basis.

Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and comparable foreign regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny of us, could dissuade some customers from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, Form 483 reports, recalls of products, delays in the introduction of products into the market, refusal of the FDA or other regulators to grant future clearances or approvals, and the suspension or withdrawal of existing approvals by the FDA or other regulators. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and operating results.

Furthermore, we may evaluate international expansion opportunities in the future for our medical device products. As we expand our operations outside of the U.S. and Europe, we are, and will become, subject to various additional regulatory and legal requirements under the applicable laws and regulations of the international markets we enter. These additional regulatory requirements may involve significant costs and expenditures and, if we are not able comply with any such requirements, our international expansion and business could be significantly harmed.

Modifications to our medical device products, such as our BF-RhodoLED® lamp in Europe, may require reclassifications, new CE marking processes or may require us to cease marketing or recall the modified products until new CE marking is obtained.

A modification to our medical devices such as our BF-RhodoLED® lamp, which is approved for sale in Europe, could lead to a reclassification of the medical device and could result in further requirements (including additional clinical trials) to maintain the product’s CE marking. If we fail to comply with such further requirements we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may be unable to successfully implement our business strategy.

Our ability to compete in the highly competitive pharmaceutical industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel with specialized scientific and technical skills. We are highly dependent on our management, scientific, medical and operations personnel, including Prof. Hermann Lübbert, Ph.D., chairman of our management board and chief executive officer; Thomas Schaffer, member of our management board and chief financial officer and Christoph Dünwald, member of our management board and chief commercial officer. Our company does not maintain “key man” insurance for any of our officers. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employees could leave our employment at any time, with certain notice periods. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel and sales representatives.

Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, our ability to advance the development of our product candidates, obtain regulatory approval and commercialize our product candidates will be limited.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, provide accurate information to the FDA or EMA, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices in the U.S. and Europe as well as in other jurisdictions where we conduct our business. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions, inability to obtain product approval and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and any precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We will need to grow the size of our organization and we may experience difficulties in managing this growth.

As of December 31, 2017, we had 123 employees. As our development and commercialization plans and strategies develop, and as we continue operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;

●	managing our internal development efforts effectively, including the clinical and FDA and EMA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

●	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our products will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. To date, we have used the services of outside vendors to perform tasks including clinical trial management, statistics and analysis and regulatory affairs. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our products and product candidates that we develop and, accordingly, may not achieve our research, development and commercialization goals.

We may encounter difficulties growing our sales force.

Our initial estimate of the size of the required sales force may be materially different from the size of the sales force actually required to effectively commercialize our products and product candidates. As such, we may be required to hire substantially more sales representatives to adequately support the commercialization of our products and product candidates or we may incur excess costs as a result of hiring more sales representatives than necessary. With respect to certain geographical markets, we may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If our future collaborators do not commit sufficient resources to commercialize our products or future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We may be competing with companies that currently have extensive and well-funded marketing and sales operations.

Certain of our employees and patents are subject to foreign laws.

A majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s time and efforts whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who assign patents to us may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

We believe that our success depends, in part, upon our ability to protect our intellectual property throughout the world. However, the laws of some foreign countries, including Germany, may not be as comprehensive as those of the U.S. and may not be sufficient to protect our proprietary rights. In addition, we generally do not pursue patent protection in all jurisdictions because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, products and technologies for which we are seeking patent protection in the U.S.

A variety of risks associated with commercializing our products and product candidates internationally could materially adversely affect our business.

We, or our licensing partners, may seek regulatory approval for our products or product candidates outside of the U.S. and EU and, accordingly, we expect that we will be subject to additional risks for our products and product candidates related to operating in foreign countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in foreign countries;

●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labor unrest is more common than in Germany or the U.S.;

●	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as in the EU or the U.S.;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our or our licensing partners’ international operations may materially adversely affect our ability to attain or maintain profitable operations.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and future clinical research organizations, or CROs, and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our products and product candidates could be delayed.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical testing of our products and face an even greater risk if we commercialize our products on a larger scale. For example, we may be sued if our products allegedly cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing; defects in design; a failure to warn of dangers inherent in the product, negligence, strict liability; and a breach of warranties. Claims could also be asserted under state consumer protection acts. In Europe, medical products and medical devices may, under certain circumstances, be subject to no-fault liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products and product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	costs to defend litigation and other proceedings;

●	a diversion of management’s time and our resources;

●	decreased demand for our products;

●	injury to our reputation;

●	withdrawal of clinical trial participants;

●	initiation of investigations by regulators;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	substantial monetary awards to trial participants or patients;

●	exhaustion of any available insurance and our capital resources;

●	the inability to commercialize our products; and

●	a decline in our share or ADS price.

We currently maintain product liability insurance. If such insurance is not sufficient, or if we are not able to obtain such insurance at an acceptable cost in the future, potential product liability claims could prevent or inhibit the commercialization of our products and the products we develop. A successful claim could materially harm our business, financial condition or results of operations. Additionally, we cannot guarantee that continued product liability insurance coverage will be available in the future at acceptable costs.

Our international operations may pose currency risks, which may adversely affect our operating results and net income.

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenues and incur costs in the local currency of the countries in which we operate. In 2017, 47% of our revenue was generated and approximately 47% of our costs were incurred in euros (80% and 71%, respectively, for 2016). As we execute our strategy to expand in the U.S. and internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies, the dollar and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period.

We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we report revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk.

Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the U.S. Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

Global economic, political and social conditions have adversely impacted our sales and operations and may continue to do so.

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The prospects for economic growth in Europe, the U.S. and other countries remain uncertain and may cause end-users to further delay or reduce purchases of drugs or therapies that are not fully reimbursed by governmental or other third party payors. In particular, a substantial portion of our sales are made to customers in countries in Europe, which has recently experienced significant economic disruptions. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets.

Our products may become obsolete prior to the end of their anticipated useful lives, and we may be required to dispose of existing inventory or write off the value or accelerate the depreciation of those assets, each which would materially and adversely impact our results of operations.

We focus on continual product innovation and product improvement. While we believe this provides a competitive edge, it also results in the risk that our products will become obsolete prior to the end of their anticipated useful lives. If we introduce new products or next generation products prior to the end of the useful life of a prior generation, we may be required to dispose of existing inventory, or write off the value of these assets, each of which would materially and adversely impact our results of operations.

Our business involves environmental risks and we may incur significant costs complying with environmental laws and regulations.

We are subject to federal, state, local and foreign laws and regulations which govern the use, manufacture, storage handling and disposal of hazardous materials and specific waste products. We believe that we are in compliance in all material respects with currently applicable environmental laws and regulations. However, we cannot guarantee that we will not incur significant costs to comply with environmental laws and regulations in the future. We also cannot guarantee that current or future environmental laws or regulations will not materially adversely affect our operations, business or financial condition. In addition, although we believe our safety procedures for handling and disposing of these materials comply with federal, state, local and foreign laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages, and this liability could exceed our resources.

Risks Related to the Clinical Development and Regulatory Approval of Our Products

Our business depends substantially on the success of our principal product Ameluz®. If we are unable to successfully commercialize Ameluz®, to obtain and maintain regulatory approvals or reimbursement for Ameluz® for existing and additional indications and/or in additional countries, or if we experience significant delays in realizing any of those commercialization or product development objectives, our business may be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of Ameluz®, which has received marketing approval in the U.S. for lesion- and field-directed treatment of actinic keratosis and in the EU for actinic keratosis, field cancerization and basal cell carcinoma. Although we have received these approvals, there remains a significant risk that we will fail to generate sufficient revenue or otherwise successfully commercialize these products in the EU or the U.S. The success of our products will depend on several factors, including:

●	successful completion of further clinical trials;

●	receipt of further regulatory approvals, including for the marketing of Ameluz® for additional indications and/or in additional countries;

●	obtaining adequate reimbursement from governments and other third party payors for Ameluz®;

●	maintaining regulatory compliance for our contract manufacturing facility and sales force;

●	manufacturing sufficient quantities in acceptable quality;

●	achieving meaningful commercial sales of our products;

●	sourcing sufficient quantities of raw materials used to manufacture our products;

●	successfully competing with other products;

●	continued acceptable safety and effectiveness profiles for our products following regulatory approval and marketing;

●	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

●	protecting our intellectual property rights.

If we do not achieve one or more of these factors in a timely manner, or at all, we could experience significant delays or an inability to successfully commercialize our products, which would materially harm our business and we may not be able to earn sufficient revenue and cash flows to continue our operations.

Our ability to generate future revenues depends heavily on our success in:

●	maintaining and extending U.S., EU and/or other foreign regulatory approvals for our products;

●	manufacturing commercial quantities of our products at acceptable costs;

●	successfully commercializing our products, and

●	achieving broad market acceptance of our products and product candidates in the medical community and with the government and other third party payors and patients.

Clinical drug development is expensive and involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If one or more future Phase III clinical trials for Ameluz® were unsuccessful, or significantly delayed, we could be required to abandon development, we may suffer reputational harm and our business will be materially harmed.

If the results of our clinical trials for our current products or product candidates or clinical trials for any future product candidates do not achieve their primary efficacy endpoints or raise unexpected safety issues, the prospects for approval of our product candidates or the extension of indications for our products will be materially adversely affected. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have failed to achieve similar results in later clinical trials, or have ultimately failed to obtain regulatory approval of their product candidates. Many products that initially showed promise in clinical trials or earlier stage testing have later been found to cause undesirable or unexpected adverse effects that have prevented their further development and regulatory approval. Our ongoing trial for basal cell carcinoma may not produce the results that we expect or that are required to achieve FDA approval.

In addition, we may experience numerous unforeseen events that could cause our clinical trials to be delayed, suspended or terminated, or which could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including that:

●	clinical trials of our products and product candidates may produce negative, inconclusive or inconsistent results, and we may decide, or regulators may require us, to conduct additional clinical trials or implement a clinical hold;

●	we may elect or be required to suspend or terminate clinical trials of our products and product candidates, including based on a finding that the participants are being exposed to unacceptable health risks;

●	regulators or institutional review boards may not authorize us or our investigators to commence or continue a clinical trial, or may require additional data before allowing clinical trials to commence, continue or proceed from one phase to another, or conduct, or continue a clinical trial at a prospective trial site;

●	our third party contractors may fail to comply with regulatory requirements, such as good clinical practice requirements, fail to follow approved study protocols, or fail to meet their contractual obligations to us in a timely manner, or at all;

●	the cost of clinical trials for our products and product candidates may be greater than we anticipate;

●	changes in government regulation or administrative actions may occur;

●	the supply of materials necessary to conduct clinical trials of our products and product candidates may be insufficient or inadequate; and

●	our products and product candidates may have undesirable adverse effects or other unexpected characteristics.

If we experience delays in the completion of, or termination of, any clinical trial of our products and product candidates, the commercial prospects of our products and product candidates will be materially harmed, and our ability to generate product revenues from any of these products and product candidates, if any, will cease or be delayed. We may have to repeat or redesign clinical trials, which could delay the regulatory approval process. In addition, any termination of, or delays in completing, our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to a delay in the commencement or completion of or early termination of, clinical trials may also ultimately lead to the denial of regulatory approval of our products and product candidates.

We will be subject to ongoing regulatory requirements in every market where we engage in business and we may face future development, manufacturing and regulatory difficulties.

Our drug product Ameluz® and any other drug products we develop will be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, sampling, record-keeping, submission of safety and other post-market approval information, importation and exportation. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and EMA requirements and the requirements of other similar regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP requirements.

 Accordingly, we will be required to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar regulatory authorities and to comply with certain requirements concerning advertising and promotion for our potential products.

If a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated or unacceptable severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our products or potential products fail to comply with applicable regulatory requirements, a regulatory authority may, among other actions:

●	issue warning letters or Form 483 (or similar) notices requiring us to modify certain activities or correct certain deficiencies;

●	require product recalls or impose civil monetary fines;

●	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

●	require us or our potential future collaborators to enter into a consent decree or permanent injunction;

●	impose other administrative or judicial civil or criminal actions, including monetary or other penalties, or pursue criminal prosecution;

●	withdraw regulatory approval;

●	refuse to approve pending applications or supplements to approved applications filed by us or by our potential future collaborators;

●	impose restrictions on operations, including costly new manufacturing requirements; or

●	seize or detain products.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have engaged third party CROs in connection with our Phase III clinical trials for our products and product candidates and will continue to engage such CROs in the future. We will rely heavily on these parties for proper execution of our clinical trials, and we will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements, and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs will be required to comply with current Good Clinical Practices, or cGCP requirements, which are a collection of regulations enforced by the FDA or comparable foreign regulatory authorities for products and product candidates in clinical development in order to protect the health, safety and welfare of patients and assume the integrity of clinical data. These requirements are also intended to protect the health, safety and welfare of study subjects through requirements such as informed consent. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. In Phase I, the initial introduction of the drug into human subjects, the drug is typically tested to assess the pharmacological actions and side effects associated with increasing doses. Phase II usually involves clinical trials in a limited patient population to determine the effectiveness of the drug for a particular indication or indications, dosage tolerance and optimum dosage and to identify common adverse effects and safety risks. If a drug demonstrates evidence of effectiveness and an acceptable safety profile in Phase II, Phase III clinical trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients. Throughout this process, regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable cGCP regulations or record-keeping requirements at any point during the clinical trial process, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications or, in some instances, require us to suspend operations. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, for drugs, our clinical trials must be conducted with products produced under cGMP regulations and will require a large number of test subjects. For our devices, clinical trials must use product manufactured in compliance with design controls under the QSR. Our failure or any failure by our CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, we may be implicated if any of our CROs violate federal, state, local or foreign fraud and abuse or false claims laws and regulations, or healthcare privacy and security laws.

The CROs will not be employed directly by us and, except for remedies available to us under our agreements with such CROs, we cannot control whether they devote sufficient time and resources to our ongoing preclinical, clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other product development activities, which could affect their performance on our behalf. If the CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize our product or product candidates. As a result, our financial results and the commercial prospects for our products and product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Although we plan to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition and results of operations.

We rely on third parties for the supply of raw materials and manufacture of our principal product.

We rely on third parties for the timely supply of raw materials and for the manufacture of Ameluz®. Although we actively manage these third party relationships to provide continuity and quality, some events which are beyond our control could result in the complete or partial failure of these goods and services. Any such failure could have a material adverse effect on our financial condition and operations.

We currently license the commercialization rights for some of our products outside of the U.S., Germany, Spain and the UK, which exposes us to additional risks of conducting business in international markets.

Markets outside the U.S. and Germany are an important component of existing commercialization strategy for our existing marketed products as well as part of our growth strategy for Ameluz®. We have entered into commercial supply agreements for Ameluz® and BF-RhodoLED® lamps pursuant to which we exclusively supply and our partners exclusively purchase the products from us in their respective territories, as described in greater detail under “Business — Commercial Partners and Agreements.” Our agreements require us to timely supply products that meet the agreed quality standards and require our customers to purchase products from us, in some cases in specified minimum quantities. If we fail to maintain these agreements and agreements with other partners or to enter into new distribution arrangements with selling parties, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

●	efforts to enter into distribution or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the development of product candidates;

●	changes in a specific country’s or region’s political and cultural climate or economic condition;

●	differing requirements for regulatory approvals and marketing internationally;

●	difficulty of effective enforcement of contractual provisions in local jurisdictions;

●	potentially reduced protection for intellectual property rights;

●	potential third party patent rights in countries outside of the U.S. or the EU;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability;

●	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

●	the effects of applicable foreign tax structures and potentially adverse tax consequences;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue and other obligations incidental to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the U.S. or Germany;

●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

●	failure of our employees and contracted third parties to comply with U.S. Office of Foreign Asset Control rules and regulations and the U.S. Foreign Corrupt Practices Act or comparable foreign regulations;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

We may form or seek strategic alliances in the future and we may not realize the benefits of such alliances.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our products and any future products that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing holders of our shares or ADSs or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture and vice versa. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to our products or product candidates could delay the development and commercialization of our products or product candidates in certain geographies or for certain indications, which would harm our business prospects, financial condition and results of operations.

Risks Related to Our Intellectual Property

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

In addition, the patent applications that we own or that we may license may fail to result in issued patents in the U.S., the EU or in other countries or jurisdictions. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the issued patents and patent applications we hold with respect to our products is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our products. Further, if we encounter delays in our clinical trials, the period of time during which we could market our products under patent protection would be reduced. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the U.S. Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For applications containing a claim not entitled to priority before March 16, 2013, there is greater level of uncertainty in the patent law with the passage of the America Invents Act (2012) which brings into effect significant changes to the U.S. patent laws that are yet untried and untested, and which introduces new procedures for challenging pending patent applications and issued patents. A primary change under this reform is creating a “first to file” system in the U.S. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us to the extent permitted by law, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. or the EU. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S., in the EU and in other countries. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Third party claims of intellectual property infringement may affect our ability to sell our products and may also prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. Recently, following U.S. patent reform, new procedures including inter partes review and post grant review have been implemented. This reform includes changes in law and procedures that are untried and untested and will bring uncertainty to the possibility of challenge to our patents in the future. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our products may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third party patents of which we are currently unaware with claims to materials, formulations, devices, methods of manufacture or methods for treatment related to the use or manufacture of our products. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon such patents. If any third party patents were held by a court of competent jurisdiction to cover the manufacturing process of our products or product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third party patent on commercially reasonable terms, or at all, our ability to commercialize our products or product candidates may be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to sell our products and to further develop and commercialize our products and product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our products or product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our products or product candidates, which could harm our business significantly.

In March 2018, DUSA Pharmaceuticals Inc. brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the USA. Although we believe that these claims lack merit and intend to defend against them vigorously, we cannot guarantee that we will be successful. In addition, we may incur significant expenses in defending these claims, and we may need to divert significant employee resources, including management resources, to defend the claims.

We may be involved in lawsuits to defend or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe upon our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim or counterclaim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S. or the EU.

Furthermore, because of the substantial amount of discovery that could be required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our shares and ADSs.

Obtaining and maintaining our patent protection depends on compliance with various procedures, document submission requests, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and patent agencies in other jurisdictions in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our products and product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. and the EU. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Our trade secrets are difficult to protect.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

Our success depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our partners, licensors and contractors. Because we operate in a highly competitive technical field of drug development, we rely in part on trade secrets to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality agreements with our corporate partners, employees, consultants, sponsored researchers and other advisors. These agreements typically require that the receiving party keep confidential and not disclose to third parties all confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party’s relationship with us. Our agreements also provide that any inventions made based solely upon our technology are our exclusive property, and we enter into assignment agreements that are recorded in patent, trademark and copyright offices around the world to perfect our rights.

These confidentiality and assignment agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered by competitors, in which case, we would not be able to prevent use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the U.S. or the EU may be less willing to protect trade secrets. There exists a risk that we may not be able to detect when misappropriation of our trade secrets has occurred or where a third party is using our trade secrets without our knowledge. The failure to obtain or maintain meaningful trade secret protection could adversely affect our competitive position.

Generic manufacturers may launch products at risk of patent infringement.

If other manufacturers launch products to compete with our products or product candidates in spite of our patent position, these manufacturers would likely erode our market and negatively impact our sales revenues, liquidity and results of operations.

Risks Related to the Ownership of our ADSs

An active trading market for our ADSs may not develop or be sustained.

Our ADS are listed and began trading on the Nasdaq Capital Market on February 14, 2018. An active trading market for our ADSs may not develop or be sustained. If an active market for our ADSs does not develop or continue, it may be difficult for the holders to sell our ADSs without depressing the market price for our ADSs or to sell our ADSs at or above the prices at which they acquired our ADSs or to sell our ADSs at the time they would like to sell. Any inactive trading market for our ADSs may also impair our ability to raise capital to continue to fund our operations by selling our ADSs and may impair our ability to acquire other companies or technologies by using our ADSs as consideration.

There has been varying trading volume for our ordinary shares.

Each ADS represents two ordinary shares of our company. Even though our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and the Frankfurt Stock Exchange since 2012, there has been limited liquidity in such markets for our ordinary shares from time to time, which could make it more difficult for holders to sell our ordinary shares. We do not intend to directly list our ordinary shares on a U.S. trading market and, therefore, do not expect that a trading market will develop for our ordinary shares.

There can be no assurance that an active trading market for our ADSs will develop or be sustained.

In addition, the stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ordinary shares or ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ordinary shares or ADSs that will prevail in the market may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control.

We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in this annual report and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company until the earliest of the end of the 2023 fiscal year (i.e., the fiscal year corresponding with the fifth anniversary of our initial public offering), the date on which we qualify as a “large accelerated filer” under U.S. securities laws, the end of the fiscal year in which our annual revenue is $1,070,000,000 or more, or the date on which we issue more than $1,000,000,000 in non-convertible debt during any prior three-year period. Our investors may find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

Under the JOBS Act, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to generally accepted accounting principles in the U.S., or U.S. GAAP, while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period.

Raising additional capital may cause additional dilution of the percentage ownership of the holders of our ADSs or shares, restrict our operations, require us to relinquish rights to our technologies, products or product candidates and could cause our ADS or share price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company in the U.S. and Germany. To raise capital, we may sell ordinary shares, ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, ADSs, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing holders of ordinary shares or ADSs, and new investors could gain rights, preferences and privileges senior to the holders of our ordinary shares or ADSs. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, products or product candidates, or grant licenses on terms unfavorable to us.

We have created four sets of “contingent capital” (bedingtes Kapital) which, under German corporate law, means ordinary shares that we have been approved to issue, in the future, upon the exercise or conversion of specified outstanding options, warrants, convertible bonds or other convertible securities, totaling up to 6,994,985 ordinary shares, of which we expect to use 542,400 ordinary shares to cover issuances of ordinary shares pursuant to our 2010 employee stock option plan and 1,814,984 ordinary shares to cover issuances of ordinary shares pursuant to our 2015 employee stock option plan. 4,137,601 ordinary shares from contingent capital may be used by our company for the issuance of shares to holders of convertible bonds if the repayment price is covered by issuing shares. Our management board, with the approval of our supervisory board, can increase our capital by these amounts and issue new ordinary shares in a corresponding amount without additional shareholder approval and can, to a limited extent, exclude subscription rights of our shareholders in connection therewith (see “Description of Share Capital”). If beneficiaries exercise their options or additional ordinary shares are issued under any of our authorized capital or our contingent capital, you may experience additional dilution, which could cause our share or ADS price to fall.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and ADS price and could require us to delay or abandon clinical development or commercialization plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

At December 31, 2017, we had approximately €11.1 million of cash and cash equivalents. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since December 31, 2017, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash and cash equivalents or our ability to meet our financing objectives. Furthermore, our share and ADS price may decline due in part to the volatility of the stock market and the general economic downturn.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts cease publishing research, or publish inaccurate or unfavorable research about our business, our share and ADS price and trading volume could decline.

The trading market for our share and ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our shares or ADSs or publishes inaccurate or unfavorable research about our business, our share and ADS price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares and ADSs could decrease, which might cause our share and ADS price and trading volume to decline.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of ADSs.

We are a “foreign private issuer,” as defined in the rules and regulations of the U.S. Securities and Exchange Commission, or SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our supervisory board and management board and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, we are not required to issue quarterly financial information because of the above exemptions for foreign private issuers, and holders of our ADSs will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

As we are a “foreign private issuer” that follows, and intends to continue to follow, certain home country corporate governance practices, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all The NASDAQ Capital Market corporate governance requirements.

As a foreign private issuer, we have the option to follow certain German corporate governance practices rather than those of The NASDAQ Capital Market, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to The NASDAQ Capital Market’s shareholder approval requirements in respect of equity issuances and equity-based compensation plans, the requirement to have independent oversight on our director nominations process and the quorum requirement for meetings of our shareholders. In addition, we intend to rely on the “foreign private issuer exemption” in the future with respect to The NASDAQ Capital Market requirement to have a formal charter for the compensation committee. We may in the future elect to follow home country practices in Germany with regard to other matters. As a result, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all The NASDAQ Capital Market corporate governance requirements. See “Management — Differences between Our Corporate Governance Practices and the Rules of The NASDAQ Capital Market.”

We may lose our foreign private issuer status in the future, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are currently a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2017, a portion of our assets were located in the United States, although this may change as we expand our operations in the U.S.

A foreign private issuer must determine its status on the last business day of its most recently completed second fiscal quarter. If a foreign private issuer no longer satisfies these requirements, it will become subject to U.S. domestic reporting requirements on the first day of its fiscal year immediately succeeding such determination. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and The NASDAQ Capital Market rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members to our management board and supervisory board.

Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.

We are organized as a stock corporation (Aktiengesellschaft or AG) under the laws of Germany, and our U.S. investors are holders of ADSs of a German stock corporation. The rights of shareholders of a German stock corporation under German law differ in important respects from those of shareholders of a U.S. corporation. These differences include, in particular:

●	Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act, such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant shareholders’ meeting (Hauptversammlung). Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

●	As a general rule under German law, a shareholder has no direct recourse against the members of the management board (Vorstand) or supervisory board (Aufsichtsrat) of a German stock corporation in the event that it is alleged that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German stock corporation’s share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.

●	By subscribing or purchasing ADSs an investor will not become a shareholder of the Company.

For more information, we have provided summaries of relevant German corporation law and of our articles of association under “Management” and “Description of Share Capital.”

We may qualify as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income (this is known as the “income test”) or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income (this is known as the “asset test”). In the event we are treated as a PFIC, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences. These consequences include the following: (i) if our ADSs are “marketable stock” for purposes of the PFIC rules and a U.S. holder makes a mark-to-market election with respect to its ADSs, the U.S. holder will be required to include annually in its U.S. federal taxable income an amount reflecting any year-end increase in the value of its ADSs; (ii) if a U.S. holder does not make a mark-to-market election, it may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, our ADSs, as such income generally would be allocated over the U.S. holder’s holding period for its ADSs and subject to tax at the highest U.S. federal income taxation rate in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income; and (iii) dividends paid by us would not be eligible for reduced individual rates of U.S. federal income tax. In addition, U.S. holders that own an interest in a PFIC are required to file additional U.S. federal tax information returns. A U.S. holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or a “QEF”. However, in the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF.

We expect to be treated as a publicly traded corporation for purposes of the PFIC rules with respect to the current taxable year. In such case, the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our shares. Fluctuations in the market price of our shares may cause us to become a PFIC for the current taxable year or later taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering of ADSs that we completed in February 2018. If we were unable to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC would substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. We urge U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules.

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the German Commercial Code in accordance with accounting principles generally accepted in Germany. Exchange rate fluctuations may affect the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. Such fluctuations could adversely affect the value of our ADSs and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

As a holder of ADSs, you may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary or its nominee to exercise the voting rights attaching to the ordinary shares represented by the ADSs. Pursuant to the deposit agreement and in light of the fact that pursuant to German law and our articles of association, one whole ordinary share represents one vote, voting instructions can be given only in respect of a number of ADSs representing a whole number of ordinary shares. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

The value of the ADSs may not track the price of our ordinary shares.

Our ordinary shares currently trade on the Frankfurt Stock Exchange under the Symbol B8F; International Securities Identification Number (ISIN) DE0006046113; German securities code (WKN) 604611. Active trading volume and pricing for our ordinary shares on the Frankfurt Stock Exchange will usually, but not necessarily, act as predictors of similar characteristics in respect of the ADSs. In addition, the terms and conditions of our agreement with our depositary may result in less liquidity or lower market value of the ADS than for our ordinary shares. Since the holders of the ADSs may surrender the ADSs to take delivery of and trade our ordinary shares (a characteristic that allows investors in ADSs to take advantage of price differentials between different markets), an illiquid market for our ordinary shares may result in an illiquid market for the ADSs. Therefore, the trading price of our ordinary shares may not be correlated with the price of the ADSs.

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the ADS holders in the U.S. unless we register such rights and the securities to which such rights relate under the U.S. Securities Act of 1933 or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

As a holder of ADSs, you may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Under the terms of the deposit agreement, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that, as a holder of ADSs, you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the German Commercial Code in accordance with accounting principles generally accepted in Germany. Exchange rate fluctuations may affect the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. Such fluctuations could adversely affect the value of our ADSs and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish.

U.S. investors may have difficulty enforcing civil liabilities against our company or members of our supervisory and management boards and the experts named in this annual report.

Certain members of our supervisory and management boards are non-residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the U.S. or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the U.S. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, certain members of our supervisory and management boards and the experts named in this annual report. The U.S. and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

As a result of being a public company in the U.S., we are subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

As a public company listed on The NASDAQ Capital Market, the Sarbanes-Oxley Act will require, among other things that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s assessment of internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in connection with issuing our consolidated financial statements as of and for the fiscal year ending December 31, 2018.

The process of process of designing, implementing and testing our internal control over financial reporting required to comply with Section 404(a) of the Sarbanes-Oxley Act is time-consuming, costly and complicated. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company listed on The NASDAQ Capital Market. If we fail to maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the U.S., our business and reputation may be harmed, the accuracy and timeliness of our financial reporting may be adversely affected, and the price of our ADSs may decline.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be as late as the end of the 2023 fiscal year.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our company was formed in 1997 by Professor Hermann Lübbert, Ph.D., who currently serves as chairman of our management board and our chief executive officer, as a limited liability company (Gesellschaft mit beschränkter Haftung or GmbH) under German law and under the name “BioFrontera Laboratories GmbH” to provide services to the pharmaceutical industry.

In September 1997, the company was renamed “BioFrontera Pharmaceuticals GmbH” and commenced its current operations, which include the development, marketing, sales, manufacturing and distribution of drugs and medical devices, cosmetics, and other dermatology-related products. On August 24, 2000, our company was converted into a German stock corporation (Aktiengesellschaft or AG), and on November 27, 2003, our company was renamed “Biofrontera AG”.

Our company’s principal executive offices are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany and our telephone number is 011 49 214 876 00. Our website address is www.biofrontera.com. Information contained on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be part of this annual report or in deciding whether to purchase or sell our ADSs. Our agent for service of process in the U.S. is Biofrontera Inc., 201 Edgewater Dr., Wakefield, Massachusetts 01880, U.S. Our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and on the Frankfurt Stock Exchange under the ticker symbol “B8F” since 2012.

On March 16, 2018, Deutsche Balaton AG, Heidelberg, published an announcement pursuant to German law that it decided to make a voluntary acquisition offer for up to 6,250,000 shares of Biofrontera AG. This acquisition offer was prohibited by an action of the the German Federal Financial Supervisory Authority. On April 25, 2018, Deltus 30th AG, Heidelberg (“Deltus”), published an announcement pursuant to German law that it has decided to make a voluntary acquisition offer for up to 6,250,000 shares of Biofrontera AG. For more information, see “Item 8.B—Financial Information—Significant Changes.”

B. Business Overview

We are an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Our approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of basal cell carcinoma in the EU. We conduct our own research and development and, in several regions, including the U.S., market and sell our own products.

Our principal product is Ameluz®, which is a prescription drug approved for use in combination with photodynamic therapy (when used together, “Ameluz® PDT”) in all of the countries of the EU (including the UK), in Switzerland, in Israel and in the U.S. for the treatment of actinic keratosis of mild to moderate severity on the face and scalp. We are currently selling Ameluz® for this indication in the U.S., in 9 countries in Europe and in Israel.

In addition, in the EU, Ameluz® is currently approved by the European Commission for the photodynamic therapy treatment of field cancerization (entire skin areas infiltrated by tumor cells and entailing several actinic keratoses), as well as superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome. It is further approved in the EU for treatment for actinic keratosis with Ameluz® in combination with daylight photodynamic therapy (i.e., using natural daylight to activate the drug). As further described below, we plan to seek further extensions of the approved indications for Ameluz® photodynamic therapy in both the EU and the U.S.

The following table summarizes the indications for which we are currently approved to market Ameluz® or for which we are in the process of seeking approval to market Ameluz®, as well as products currently in development, organized by territory*:

* “CH” = Switzerland; “IL” = Israel

† Timeline for pursuing phase III trial to be determined

For a breakdown of total revenues by category of activity and geographic market, please see “Item 5—Operating and Financial Review and Prospects—Components of Our Results of Operations—Revenue”.

Recent Achievements

In 2016 and 2017, we reached several milestones for our business by executing our long term strategies of expanding worldwide sales of our products and extending the approved indications of Ameluz® PDT.

In the twelve months ended December 31, 2017, our sales revenue increased 97% to €12.0 million compared to €6.1 million in the same period the year before, reflecting mainly our revenue growth in the U.S. market. During the year ended December 31, 2016, our sales increased 48% to €6.1 million compared to €4.1 million for the year ended December 31, 2015.

In May 2016, we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. We launched the commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the U.S. in October 2016.

In 2016, we also received approvals by the European Commission of label extensions for Ameluz® to include the treatment of field cancerization and superficial and/or nodular basal cell carcinoma unsuited for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome. In addition, during that year we reported positive Phase III results for Ameluz® in combination with daylight photodynamic therapy. We submitted to the EMA our application (which included the Phase III data) for label extension during the second quarter of 2017. In March 2018, the European Commission approved the label extension for the treatment of actinic keratosis with Ameluz® in combination with daylight photodynamic therapy.

In 2016, we began to hire employees in the U.S., including a sales force. As of December 31, 2017, we had a U.S. sales force consisting of 36 employees who cover most of the continental U.S.

In July 2016, we entered into a collaboration and partnership agreement with Maruho Co., Ltd., or Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland GmbH, a major shareholder of our company. This agreement provides for the joint development of up to four branded generic pharmaceutical product candidates using our proprietary formulation technology. Our planned indications for all four development projects with Maruho are atopic dermatitis and psoriasis. Our agreement with Maruho was initially limited to December 31, 2017 and was extended to March 31, 2018. We are currently discussing with Maruho a potential further extension or expansion.

In August 2017, we agreed with the FDA on the requirements necessary to obtain approval for our application of Ameluz® PDT for the treatment of superficial basal cell carcinoma in the U.S. Under the agreed plan with the FDA, our application could be based on a single additional Phase III placebo-controlled pivotal trial to be conducted in the U.S., in which Ameluz® PDT will be compared to placebo PDT, which can be conducted with relatively few patients minimizing both time and expense. We will be required to present a combined read-out of clinical and histological clearance. We believe our agreement with the FDA on the requirements for the potential approval of our application to extend Ameluz® for the treatment of superficial basal cell carcinoma in the U.S. represents a significant milestone that should allow us to reduce cost and to achieve approval more quickly than if we had been required to undertake additional or more complex clinical trials. In December 2017, we filed an investigational new drug application with the FDA for our proposed phase III study protocol to evaluate Ameluz® PDT for the treatment of superficial basal cell carcinoma. This investigational new drug application enables us to initiate our phase III trial to be conducted in the U.S. to compare Ameluz® PDT to placebo PDT.

In November 2017, we achieved a significant milestone in our marketing efforts in the U.S. when the U.S. Center for Medicare and Medicaid Services (CMS) assigned us a unique, product-specific billing code for Ameluz®. The J-code for Ameluz® became effective and available for use by doctors on January 2, 2018. A permanent J-code is generally required for a drug to be eligible for reimbursement by Medicare. Before a permanent J-code is obtained, doctors making reimbursement claims must apply for reimbursement by use of a “miscellaneous” code, which can create additional administrative hurdles and delay for the doctors to receive reimbursement, especially shortly after a drug has launched when payors are not yet familiar with claims for the new drug. Since the permanent J-code for Ameluz® became effective on January 2, 2018, we expect that the process of claiming reimbursement for Ameluz® will become easier for doctors in the U.S., which we expect to have a positive effect on our sales and revenue.

In March 2018, we achieved another important milestone when the European Commission approved the treatment of mild to moderate actinic keratoses on the face and scalp using Ameluz® with daylight photodynamic therapy. We believe that this approval may enable us to increase the market potential of Ameluz® in the EU since Ameluz® can be used without doctor’s office procedures, which procedures can render photodynamic therapy treatment in European markets commercially unattractive due to lack of reimbursement. The approval by the European Commission followed a positive opinion by the EMA and is based on a Phase III trial comparing Ameluz® side-by-side with its competitor Metvix®. While the difference in clearance rates was only minor between both products three months after treatment, statistically significant differences became apparent during the 1-year follow-up period. Three months after a single treatment with daylight PDT, 79.8% of the Ameluz® and 76.5% of the Metvix® patients were fully cleared. One year after the treatment, however, 19.9% of the lesions were recurrent after Ameluz® PDT and 31.6% after Metvix® PDT, respectively (p<0.01). Recurrence rates for more difficult to treat lesions such as moderately thick lesions (Olsen II) or lesions on the scalp were 20.5% and 23.4% for Ameluz®, and 34.3 and 43.7% for Metvix®, respectively (p<0.01).

Our strategy

Our principal objectives are to obtain regulatory approvals for the marketing of Ameluz® PDT for additional indications and in additional countries, and to increase the sales of our approved products. The key elements of our strategy include the following:

●	geographic expansion of Ameluz® sales worldwide, including by:

●	expanding our sales in the U.S. of Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of minimally to moderately thick actinic keratosis of the face and scalp and positioning Ameluz® to be a leading photodynamic therapy product in the U.S., by growing our dedicated sales and marketing infrastructure in the U.S.;

●	expanding our sales of Ameluz® in other countries where it is an approved product by entering into arrangements with distribution partners;

●	extension of the approved indications for Ameluz® photodynamic therapy, including by:

●	seeking to extend the approved label for actinic keratosis to include actinic keratosis lesions located other than on the head or scalp and increase the maximal size of the treatment field;

●	seeking to extend the approved indications in the U.S. for Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of basal cell carcinoma; and

●	seeking to extend the approved indications in the EU and U.S. for Ameluz® to additional indications, such as squamous cell carcinoma in situ, actinic cheilitis, acne, warts, wound healing, and/or cutaneous leichmania; all of which would require further clinical trials, and other research and development activities.

We also plan to develop additional drug candidates and seek partnerships or other opportunities for drug development collaborations, such as our collaboration and partnership agreement with Maruho and to continue to develop and expand marketing and sales of our cosmetic skin care products.

Our Products

Ameluz®

Our principal marketed product is Ameluz®. Ameluz® is used in photodynamic therapy to selectively remove tumor cells. We are currently selling Ameluz® in the U.S., in 9 countries in Europe and in Israel. We outsource the production of Ameluz® to a third party contract manufacturer in Switzerland.

In general, photodynamic therapy is a two-step process:

●	the first step is the application of a drug known as a “photosensitizer,” or a pre-cursor of this type of drug, which tends to collect in cancerous cells; and

●	the second step is activation of the photosensitizer by controlled exposure to a selective light source in the presence of oxygen.

During this process, energy from the light activates the photosensitizer. In photodynamic therapy, the activated photosensitizer transfers energy to oxygen molecules found in cells, converting the oxygen into a highly energized form known as “singlet oxygen,” which destroys or alters the sensitized cells.

The longer the wavelength of visible light, the deeper into tissue it penetrates. Different wavelengths, or colors of light, including red and blue light, may be used to activate photosensitizers. The selection of the appropriate color of light for a given indication is primarily based on two criteria:

●	the desired depth of penetration of the light into the target tissue; and

●	the efficiency of the light in activating the photosensitizer.

In the U.S., our approved treatment method involves applying Ameluz® gel to individual or entire fields of actinic keratosis lesions, followed three hours later with exposure to our red light BF-RhodoLED® lamp for approximately ten minutes. In the EU, Ameluz® is also indicated for field cancerization and for superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome. See “— History of Approved Indications and Active Applications” below.

Photodynamic therapy can be a highly selective treatment that targets specific tissues while minimizing damage to normal surrounding tissues. It also can allow for multiple courses of therapy. The most common side effect of photosensitizers that are applied topically or taken systemically is temporary skin sensitivity to bright light. Treatment is generally well tolerated but tingling discomfort or pain is common during PDT. In our Phase III trials, the resulting redness and/or inflammation resolved within 1 to 4 days in most cases; in some cases, however, it persisted for 1 to 2 weeks or even longer. Patients undergoing traditional photodynamic therapy treatments with an artificial light (as opposed to daylight PDT) are usually advised to avoid direct sunlight and/or to wear protective clothing and sunscreen for some days after the treatment. Patients’ indoor activities are generally unrestricted except that they are told to avoid bright lights. The degree of selectivity and period of skin photosensitivity varies among different photosensitizers and is also related to the drug dose given. Unless activated by light, photosensitizers have no direct photodynamic therapy effects.

History of Approved Indications and Active Applications

In December 2011, Ameluz® (“love the light”) 78 mg/g Gel (development name BF-200 ALA) received a centralized European regulatory approval by the European Commission for the treatment of actinic keratosis of mild to moderate severity on the face and scalp. In the EU, Ameluz® is to be used in combination with exposure to a red light source (although the approved labelling does not specify the light source). We launched the commercialization of Ameluz® for the treatment of actinic keratosis in Germany for this indication in February 2012 followed by other EU countries during the following two years.

In November 2015, our license partner Louis Widmer SA obtained approval to market Ameluz® in Switzerland for the treatment of actinic keratosis of mild to moderate severity on the face and scalp. In April 2016, our licensee Perrigo Israel Agencies Ltd. obtained approval to market Ameluz® in Israel for the same indication. We launched the commercialization of Ameluz® in Switzerland in April 2016 and in Israel in August 2017.

In May 2016, we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. Thus, in the U.S., Ameluz® is to be used in combination with exposure to light using our BF-RhodoLED® lamp. We launched the commercialization of Ameluz® and BF-RhodoLED® for the treatment actinic keratosis in the U.S. in October 2016.

In September 2016, the European Commission approved Ameluz® for the photodynamic therapy treatment of field cancerization following a prior recommendation of the EMA. This decision was based on a field-directed Phase III trial during which the skin rejuvenating effects of Ameluz® were also studied. The skin rejuvenation results of this trial are included in the authorized EU product information and are summarized in the table entitled “Table 3: Skin quality parameters in the treated area during 12-month follow-up” in the section “Research and Development and Regulatory Affairs — Ameluz® — Trial 3” below. We launched the commercialization of Ameluz® for the photodynamic therapy treatment of field cancerization in the EU shortly after approval.

We initiated our efforts to extend indications for Ameluz® to include basal cell carcinoma in 2014. We conducted Phase III clinical testing in direct comparison with the European competitor product Metvix®. We completed patient recruitment in May 2015 and the last patient concluded the clinical part of the trial in November 2015. We will have a 5-year follow-up period for all patients, of which 6-month and 12-month data are currently available. We published the results of the trial in January 2016, which demonstrated clinical benefits of Ameluz® for non-aggressive forms of basal cell carcinoma. In comparison with the competitor product Metvix®, in the clinical trials Ameluz® demonstrated generally higher clearance rates, especially for thicker and nodular carcinomas and significant non-inferiority of the clinical endpoint, which was total patient clearance of all basal cell carcinomas.2 These trial results demonstrated to the EMA that Ameluz® is a viable treatment option for superficial and nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome, which resulted in approval of this indication in the EU in January 2017.

In March 2018, we received approval from the European Commission to include treatment of mild to moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy (i.e., using natural daylight to activate the drug), which we had applied for in the second quarter of 2017. We believe that this approval may enable us to increase the market potential of Ameluz® in the EU since Ameluz® can be used without doctor’s office procedures, which procedures can render photodynamic therapy treatment in European markets commercially unattractive due to lack of reimbursement.

Actinic keratoses

Actinic keratoses are superficial potentially pre-cancerous skin lesions caused by chronic sun exposure that may, if left untreated, develop into a form of potentially life-threatening skin cancer called squamous cell carcinoma. Actinic keratoses typically appear on sun-exposed areas, such as the face, bald scalp, arms or the back of the hands, and are often elevated, flaky, and rough in texture, and appear on the skin as hyperpigmented spots.

According to The Skin Cancer Foundation, actinic keratosis is becoming a widespread disease, with more than 58 million people affected in the U.S. According to The Skin Cancer Foundation, if left untreated, up to 1 percent of actinic keratosis lesions develop into squamous cell carcinomas every year. On average, this transformation into squamous cell carcinoma occurs within two years of formation of the initial actinic keratosis lesion.

Squamous cell carcinoma is an uncontrolled growth of abnormal cells arising in the squamous cells, which compose most of the skin’s upper layers (the epidermis). Squamous cell carcinomas often appear as scaly red patches, open sores, elevated growths with a central depression, or warts; and they may crust or bleed. They can become disfiguring and sometimes deadly if allowed to grow. According to The Skin Cancer Foundation, squamous cell carcinoma has been the second most common form of skin cancer, but its incidence has been rapidly increasing. According to The Skin Cancer Foundation, more than one million cases of squamous cell carcinoma are diagnosed each year in the U.S., and it has been estimated that as many as 8,800 people die from the disease each year in the U.S. Incidence of the disease has increased by 200 percent in the past three decades in the U.S. and it has recently matched the incidence of basal cell carcinoma in the Medicare fee-for-service population, which had been the most common form of human cancers.

Because actinic keratosis can develop into squamous cell carcinomas, actinic keratosis is classified by The European Academy of Dermatology and Venereology and other international treatment guidelines as a tumor that requires treatment, and the international treatment guidelines list photodynamic therapy as the “gold standard” for the removal of actinic keratoses, particularly for patients with large keratotic areas.

Actinic keratosis was recognized as an occupational disease by the Federal Ministry of Labor and Social Affairs in Germany in 2013. As a result of such recognition, occupational insurance associations in Germany must cover, for the duration of the patients’ lives, the treatment costs of patients who have worked predominantly outdoors for extended periods of time and who meet certain other criteria. In Germany since March 2016, photodynamic therapy has been included as an approved treatment option for occupational actinic keratosis, which means it can be reimbursed by the government.

2 We demonstrated this outcome through one controlled study. Generally, two controlled studies are necessary to support comparative claims in the marketing of drugs. Therefore, the results of this clinical trial comparing Ameluz® and Metvix® are presented for informational purposes only.

Market Overview for Treatment of Actinic Keratosis

Actinic keratosis is a disease that is most frequent in the Caucasian, light-skinned population. It has been estimated that actinic keratosis affects up to 10% of the entire Caucasian population worldwide. Only a fraction of these patients is currently being treated. Actinic keratoses are treated using a wide range of methods. The traditional methods of treating actinic keratoses are:

●	cryotherapy, or the deep freezing of skin;

●	simple curettage;

●	self-applied topical prescription products; and

●	combination of medication with photodynamic therapy.

Although any of these methods can be effective, each has limitations and can result in significant side effects.

Cryotherapy is non-selective (meaning it cannot target specific tissues but affects all tissues in the area of application), can be painful at the site of freezing, and can cause blistering and loss of skin pigmentation, leaving temporary or permanent white spots. In addition, because there is no standardized treatment protocol, results are not uniform and can depend on the skill or technique of the doctor treating the patient.

Topical prescription products, such as 5-fluorouracil cream, or 5-FU, can be irritating and require twice-a-day application by the patient for approximately 2 to 4 weeks, resulting in inflammation, redness and erosion or rawness of the skin. Following the treatment, up to several weeks of healing may be required. Imiquimod or diclofenac, other topical prescription products, require extended applications of cream, lasting up to 3 or 4 months, during which the skin is often very red and inflamed. Treatment with ingenol mebutate is faster, requiring application for only a few days, but side effects can be long-lasting and this drug has been labeled with a black-box warning by the FDA.

Simple curettage is generally most useful for one or a few individual lesions, but not for a large number of lesions, and it leaves permanent scars.

European Markets

In Europe, most actinic keratosis patients are treated with various available medications, which can be assessed through the number of prescriptions. Throughout Europe, there are more than 2 million prescriptions written per year for actinic keratosis drugs, and the number of prescriptions has been growing by about 10% annually over the past four years. In 2016 in Europe, total sales of prescription drugs to treat actinic keratosis were approximately €120 million, with PDT drugs accounting for approximately €22 million of sales. In Europe, although the total number of cryotherapy or simple curettage treatments for actinic keratosis is not available, we believe that only a small number of patients with actinic keratosis is treated by cryotherapy or simple curettage treatments. We therefore disregard treatment by cryotherapy or simple curettage treatments in the following estimates of European market share. We estimate that approximately 33% of all prescriptions for actinic keratosis drugs in Europe are written in Germany, followed by the UK (15%), France (12%), Italy (12%), Spain (10%) and Switzerland (3%), and the remaining European countries account for approximately 15% of such prescriptions.

In Europe, only a small portion of prescriptions written for drugs to treat actinic keratosis are for PDT drugs: approximately 120,000 prescriptions in 2016, representing sales of €22 million. Thus, in Europe, PDT drugs are prescribed for a relatively low percentage of treatments for actinic keratosis, notwithstanding the fact that clinical trials have demonstrated that photodynamic therapy achieves higher clearance rates compared to other drugs used to treat actinic keratosis. We believe that, in Europe, the extra time and effort required from patients and medical practitioners have historically prevented significant market penetration in the statutory health insurance sector in Europe — a photodynamic therapy treatment requires a patient to visit a medical office for the procedure and requires time from doctors or other medical practitioners to administer it. In Europe, topical prescription product creams are reimbursed by government authorities (or other third party payors) and do not require a medical office based procedure, whereas photodynamic therapy requires a procedure that, to date, is not reimbursed in all markets in Europe. In March 2018, we received approval from the European Commission to include treatment of mild to moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy, which we had applied for in the second quarter of 2017. Daylight PDT eliminates the need for a medical office based procedure and should allow easier reimbursement in Germany, where PDT procedures performed by physicians have not been reviewed or approved for reimbursement by the relevant governmental authorities. As a result, we see the potential for daylight PDT to significantly grow its share of the actinic keratosis treatment market in Europe.

In Europe, sales of PDT drugs generally have been growing slightly faster, by about 15% per year, than sales of PDT drugs in the actinic keratosis market, but sales of PDT drugs in Europe still represent less than 6% of all prescriptions for actinic keratosis. This market size may, however, be an underestimation since in many countries in Europe PDT drugs may be sold directly to hospitals and, therefore, are not tracked by market research sources. Since PDT drugs generally have a higher price than the self-applied topical drugs, their percentage of revenues is higher than that of prescription numbers (18.3% vs. 5.7%, respectively).

Available PDT drugs for treatment of actinic keratosis in Europe include Ameluz® gel, Metvix® cream, Alacare® adhesive plaster and Luxerm® cream. Metvix® has been on the market in the EU since 2002, and is the most frequently used PDT drug for treatment of actinic keratosis throughout the EU. Metvix® is approved for treatment with a red light source and contains methylesther, which is metabolized to 5-ALA in the tissue, as its active ingredient. As with Ameluz®, in the treatment of actinic keratosis, Metvix is used in a PDT treatment once, and the PDT treatment is repeated after several weeks if residual lesions remain. In our Phase III trial, we compared the efficacy of Ameluz® with that of Metvix® and demonstrated the non-inferiority of Ameluz® in the treatment of actinic keratosis.1 Alacare® is a 2x2 cm plaster that has low market share because of its limited size of treatment area. Metvix® has also recently been approved in the EU for use in daylight photodynamic therapy for which it is sold by Galderma under the brand name Luxerm® in Germany and Luxera® in other European countries.

1 We demonstrated this outcome through one controlled study. Generally, two controlled studies are necessary to support comparative claims in the marketing of drugs. Therefore, the results of this clinical trial comparing Ameluz® and Metvix® are presented for informational purposes only.

Throughout Europe, Metvix® has 74% market share among PDT treatments of actinic keratosis, followed by Ameluz® with 21%, Luxerm® with 3% and Alacare® with 2%. Since commercial launch in Germany (where our sales force has been most active), the market share of Ameluz® in the segment of photodynamic therapy drugs for treatment of actinic keratosis dispensed by German public pharmacies had been over 75%. In recent months, however, our market share has fallen to approximately 60%. We believe this decline resulted primarily from the introduction to the market of the medication Luxerm® in 2016. Using our Phase III trial, we filed for label extension in the EU for the treatment of actinic keratosis using Ameluz® and daylight PDT. In March 2018, the European Commission granted approval for such label extension for the use of Ameluz® in combination with daylight photodynamic therapy. Now that the approved indications for Ameluz® are extended to include daylight PDT, an office-based procedure would not longer be required in the EU for PDT treatment using Ameluz® (since the medication can be administered by the patient). We believe that daylight photodynamic therapy products will play an increasingly important role in Europe in the future and will begin to be prescribed as an alternative to less effective, self-applied, topical prescription product creams (which have historically been market leaders in the EU in treating actinic keratosis).

In Spain, the market share of Ameluz® for photodynamic therapy treatment of actinic keratosis has been growing from less than 5% in 2014 to 12% in 2015 and 23% in 2016.

Most of the prescriptions in Europe for treatment of actinic keratosis are for self-applied topical drugs, for which the driver seems to be the minimal amount of time required by doctors and other medical practitioners (since no office based procedure is required). Almost half of all drug prescriptions in Europe for the treatment of actinic keratosis are for Solaraze® (45%), which according to a meta-analysis of clinical trials by Vector and Tolley (2014)2 has a rather low efficacy. We believe that this supports our belief that another driver, such as time required to be spent in consultation as compared to time required for a medical office based procedure, may be more determinative of treatment selection than efficacy. In Europe, Solaraze® prescriptions for actinic keratosis are followed by prescriptions for Aldara® (18%), Picato® (16%) and Actikerall® (7%).

U.S. Market

The market for the treatment of actinic keratosis in the U.S. differs significantly from the European market. We believe this is because the U.S. reimbursement system generally has favored procedures, for which doctors in Europe may not get paid or reimbursed. In the U.S., the most common treatment for actinic keratosis is cryotherapy. In 2013, Medicare alone paid for 5.977 million actinic keratosis patients to be treated with cryotherapy. This number of patients so treated had been growing by 2-3% per year since 2008. We estimate that, if the number of patients so treated is extrapolated to 2016 with an assumed 2% growth rate, approximately 6.4 million Medicare patients with actinic keratosis were treated with cryotherapy in 2016. An analysis of “National Ambulatory Medical Care Survey” and “Medicare Current Beneficiary Survey” data with respect to the frequency and cost of actinic keratosis treatment concluded that about 60% of actinic keratosis patients were covered by Medicare, and 40% of treatments were reimbursed by private payors during the period from 1998 through 2000 (Dermatology Surgery 2006;32(8):1045-9). Thus, we assume that the above number of cryotherapies for Medicare patients represents only 60% of all cryotherapy treatments performed in the U.S. in the relevant year, so the number of cryotherapies for Medicare patients should be divided by 0.6 in order to estimate the total number of cryotherapy treatments in the U.S. in that year. Simple curettage is generally not used to treat actinic keratosis in the U.S.

In the U.S., Levulan® is approved for the treatment of minimally to moderately thick actinic keratosis of the face or scalp in combination with PDT with a blue light source. Levulan® contains 5-aminolevulinic acid (5-ALA) as its active ingredient. As with Ameluz®, in the treatment of actinic keratosis, Levulan® is used in a PDT treatment once, and the PDT treatment is repeated after several weeks if residual lesions remain. Sun Pharma has reported annual revenue of $136 million from its sales of Levulan® in 2016. Assuming an approximate annual average sales price of $309 per Levulan® Kerastick, we estimate such sales represents approximately 343,000 prescriptions.

2 This research was funded by Biofrontera AG. Our personnel commented on the draft manuscript but did not have control of the methodology, conduct, results, or conclusion of this study. Additionally, this paper was not dependent on our approval for submission to the PLoS One journal.

We estimate that there were an additional 1.65 million prescriptions for self-applied topical drugs in the U.S. for the treatment of actinic keratosis in 2016. These prescriptions are for various topical products, with the most frequently prescribed ones being drugs with the active ingredient 5-fluorouracil (44% generic plus 4% branded), followed by imiquimod drugs (31%), diclofenac drugs (16%) and ingenol mebutate drugs (5.5%).

In 2016, the cryotherapy treatments and the topical products (including PDT drugs) in the aggregate constituted an estimated 12.6 million treatments for actinic keratosis in the U.S. According to these numbers, PDT was only applied in about 3% of all actinic keratosis treatments in the U.S., and, therefore, we believe there is substantial market potential and room for growth in the U.S. Some of our estimates and judgments are based on various sources which we have not independently verified and which potentially include outdated information, or information that may not be precise or correct, potentially rendering our estimates of the U.S. market size for treatment of actinic keratosis with Ameluz® smaller, which may reduce our potential and ability to increase sales of Ameluz® and revenue in the U.S. Although we have not independently verified the data obtained from these sources, we believe that this data provides the best information available to us relating to the present market for actinic keratosis treatments in the U.S., and we often use these data for our business and planning purposes.

The chart above displays the number of drug prescriptions and treatments for actinic keratosis in the U.S during 2014-2016 by: (i) cryotherapy, reimbursed by Medicare (Source: Resource-Based Relative Value Scale (RBRVS) of the American Medical Association); (ii) cryotherapy, not reimbursed by Medicare (the remaining 40% of cryotherapies) (Source: Dermatology Surgery 2006; 32(8):1045-9); (iii) self-applied topical drugs (Source: Biofrontera’s internal market research); and (iv) Levulan® (Source: Sun Pharma’s annual reports). The chart below shows the relative percentages of these actinic keratosis treatments in 2016 in the U.S.

We believe our opportunities in the U.S. market for Ameluz® sales growth for treatment of actinic keratosis are to supersede Levulan® Kerastick as the leading PDT product in the current PDT market sector for actinic keratosis treatment and to expand the PDT market as a first-option therapy to treat actinic keratosis as compared to cryotherapy and self-applied topical products.

Basal Cell Carcinoma

Basal cell carcinomas are abnormal, uncontrolled growths or lesions that arise in the skin’s basal cells, which line the deepest layer of the epidermis (the outermost layer of the skin). Basal cell carcinomas often appear as open sores, red patches, pink growths, shiny bumps or scars and are typically caused by accumulated sun exposure.

Basal cell carcinomas are the most common invasive tumors affecting humans, accounting for approximately 80 percent of all non-melanoma skin cancers worldwide. Studies of populations in the U.S. and Switzerland have shown that approximately 20 to 30 percent of Caucasians will develop at least one basal cell carcinoma in their lifetime, and cases are increasing worldwide, which is believed to be caused by increased exposure to ultraviolet light. More than 4 million cases of basal cell carcinoma are diagnosed in the U.S. each year. Although basal cell carcinoma rarely spreads to other parts of the body and becomes life-threatening, it can be disfiguring if not treated promptly.

Market Overview for Treatment of Basal Cell Carcinoma

The most common treatment for basal cell carcinoma in the EU and U.S. is surgical removal. In many European countries, dermatology specialists are hospital-based and, as a result, basal cell carcinoma is most commonly treated by hospital surgery in such European countries, which is rarely the case for actinic keratosis. The treatment of basal cell carcinoma by a surgical procedure can result in high costs and clearly visible scarring. But thin, non-aggressive basal cell carcinomas can also be treated with photodynamic therapy. The advantage of treating basal cell carcinoma with photodynamic therapy is that it is a non-invasive alternative that can have better cosmetic results, i.e., removal of tumors without leaving clearly visible scarring.

According to a market study published in 2014 by Technavio, the international market for actinic keratosis medication is expected to grow by approximately 8% annually, from approximately $546 million in 2013 to approximately $942 million in 2020. During this same period, the global market for basal cell carcinoma medication is expected to grow from approximately $236 million in 2013 to nearly $5 billion in 2020, because of the availability of new drugs (such as Ameluz®), which would likely mean that fewer patients will undergo surgery for treatment of basal cell carcinoma.

BF-RhodoLED® Lamp

Our BF-RhodoLED® is a red light lamp specifically designed for photodynamic therapy, and uses LEDs emitting red light at a wavelength of approximately 635 nm to activate the photosensitizer. We believe light emitted at this wavelength is effective for photodynamic therapy illumination with Ameluz® or other medications containing ALA or methyl ALA. The red light emitted by our BF-RhodoLED® lamp is outside the infrared range, reducing the likelihood for discomfort from warming. Other light wavelengths, including the blue range, can also activate the photosensitizer, but penetrate less deeply into tissues as compared to red light. We assemble our BF-RhodoLED® lamp at our corporate headquarters in Leverkusen, Germany.

We believe our BF-RhodoLED® lamp combines a controlled and consistent emission of light at the required wavelength with simplicity of design, user-friendliness and energy efficiency. Our BF-RhodoLED® lamp contains a fan used to blow air over the treated skin surface and power settings for the fan. In the model used in the EU, our lamp also allows adjustment of the light intensity during photodynamic therapy in order to reduce any discomfort experienced during the treatment. Our BF-RhodoLED® lamp has been CE-certified since November 2012 and is currently distributed throughout the EU. Our lamp is approved in the U.S. by the FDA as a combination product for use in treatment with Ameluz®.

We have been performing the final assembly of our BF-RhodoLED® lamp at our facilities in Leverkusen, Germany since July 2016 and, thus, we are considered the responsible manufacturer by the FDA.

History of Clinical Trials for Ameluz® and BF-RhodoLED® Lamp

Clinical trials relating to treatment of actinic keratosis with Ameluz® photodynamic therapy

The initial two Phase III trials we conducted in connection with obtaining approval for Ameluz® in the EU included a variety of CE marked photodynamic therapy light sources, and best results were achieved with LED lamps. The efficacy of Ameluz® was tested in comparison with Metvix®, the approved standard medication already available in the EU, that is a topical cream used in connection with photodynamic therapy. The results of the trial demonstrated that Ameluz® was significantly non-inferior to Metvix® for the treatment of actinic keratoses with photodynamic therapy. The complete clearance rates of patients from all keratoses at the average of all lamp types were 78 percent for Ameluz® and 64 percent for Metvix®. With LED lamps only, the clearance rates increased to 85 percent for Ameluz® and 68 percent for Metvix®. The side-effect profiles were comparable for both products. In another trial, using Ameluz® with LED lamps completely removed all keratoses in 87 percent of the patients. For the individual lesions, 96 percent and 94 percent were completely eradicated in the two trials using LED lamps (all values cited are from the intent to treat, or ITT, population). See “Research and Development and Regulatory Affairs-Ameluz® Actinic Keratosis-Trial 1 and —Trial 2”.

Prior to obtaining approval in the U.S. for treatment of actinic keratoses using Ameluz® photodynamic therapy, the FDA requested two Phase I clinical trials for Ameluz®, one to determine the plasma concentration of the drug after application of an entire tube of Ameluz® to maximally damaged skin, the other to investigate a sensitizing effect of the product. These Phase I trials were performed with approximately 240 subjects and were completed in 2015.

A maximal use pharmacokinetics study was conducted in 12 patients bearing at least 10 mild to moderate actinic keratoses on the face or forehead. An entire tube of vehicle and Ameluz® followed by photodynamic therapy was applied in a fixed sequence design with a washout period of 7 days to evaluate baseline and Ameluz® dependent plasma concentrations of aminolevulinic acid, or ALA, and protoporphyrine IX, or PpIX. An up to 2.5-fold increase of basic ALA plasma concentrations was observed during the first three hours after Ameluz® application, still remaining within the normal range of previously reported and published endogenous ALA concentrations. The plasma concentrations of metabolite PpIX were generally low in all patients, and in none of the patients, was an obvious increase of PpIX plasma concentrations observed after Ameluz® application.

In a clinical trial designed to investigate the sensitization potential of ALA with 216 healthy subjects, 13 subjects (6 percent) developed allergic contact dermatitis after continuous exposure for 21 days with doses of ALA that were higher than doses normally used in the treatment of actinic keratosis. Allergic contact dermatitis was not observed under regular treatment conditions.

Approval of photodynamic therapy treatment of actinic keratoses in the U.S. required us to obtain a combination approval of both Ameluz® and the light source. As a result, we developed our own photodynamic therapy lamp, the BF-RhodoLED®. Our photodynamic therapy lamp is CE-certified in the EU, which required the company to be certified pursuant to the ISO 9001 and ISO 13485 standards.

In preparation for seeking FDA approval in the U.S., we conducted a Phase III trial using the combination of Ameluz® and our BF-RhodoLED® lamp. In this Phase III trial, completed in 2015, with this combination treatment, all keratoses of a patient were completely eradicated in 91 percent of patients, and 94 percent of all lesions were completely removed (99.1 percent of mild lesions and 91.7 percent of moderate lesions). Further, 63.3 percent of the patients who were initially completely asymptomatic were still asymptomatic one year later. In this Phase III trial, the drug was applied over large skin areas (field therapy) for the first time in a Phase III trial of photodynamic therapy. Field directed treatment is advisable if a patient has several actinic keratosis lesions in close proximity since multiple actinic keratoses are believed to arise from “cancerized fields,” i.e., skin areas in which neoplastic cells are spread over a larger area, and additional subclinical (not yet visible) lesions may exist in the same field. Based on this study, the EU granted Ameluz® the approval for the indication “field cancerization”, and the prescribing information in the U.S. specifically approves the field directed approach. See “Research and Development and Regulatory Affairs-Actinic Keratosis-Ameluz®-Trial 3”.

By testing larger skin areas, we could also investigate the effect of photodynamic therapy on photo-damaged skin. Thus, in this field directed Phase III trial for Ameluz®, we measured the improvement of previously existing skin impairment. Based on the parameters we tested for skin impairment, the patients with the treatment showed improvements as a result of the treatment. The proportion of patients with impaired skin surface, including rough, dry and scaly skin, decreased from 85 percent to 28 percent within 12 months after treatment with Ameluz®. Patients with skin hyperpigmentation or hypopigmentation decreased from 59 percent to 24 percent and from 46 percent to 11 percent, respectively. The proportion of patients with mottled pigmentation, mixed hyperpigmentation and hypopigmentation, decreased from 48 percent to 18 percent. Before treatment, 26 percent of the patients had mild to moderate/severe scarring, this decreased to 7 percent of patients after treatment. Atrophic skin was diagnosed in 31 percent before but only in 4 percent of patients 12 months after treatment. See table 3 under See “Research and Development and Regulatory Affairs-Ameluz®-Actinic Keratosis-Trial 3”. These skin improvement results are now included in our official EU product information for Ameluz®.

Clinical trials relating to treatment of basal cell carcinoma with Ameluz® photodynamic therapy

To extend the EU approval for Ameluz® to the treatment of basal cell carcinoma, we conducted another Phase III trial. A total of 281 patients with 1 to 3 non-aggressive basal cell carcinomas enrolled in this Phase III trial, of which 138 were treated with Ameluz® PDT. We conducted the trial under the clinical supervision of Prof. Colin Morton (UK) and Prof. Markus Szeimies (Germany) at 27 clinical trial centers in the UK and Germany. The comparative trial tested Ameluz® side by side with its major European competitor Metvix®, which was already approved in the EU for the treatment of basal cell carcinoma. Patient recruitment lasted until May 2015, the last patient completed the trial in November 2015, and we obtained results of the trial in January 2016. Non-aggressive basal cell carcinomas with a thickness of up to 2 mm were included in the trial.

Photodynamic therapy treatment with Ameluz® completely eliminated all of a patient’s non-aggressive (superficial and nodular) basal cell carcinomas in 93.4 percent of cases, compared to 91.8 percent from photodynamic therapy treatment with Metvix®. Of the individual lesions, 94.6 percent were completely eliminated after Ameluz® treatment, 92.9 percent were completely eliminated after Metvix® treatment. Greater differences were observed in the case of thicker basal cell carcinomas. In photodynamic therapy treatment with Ameluz®, 89.3 percent of the nodular carcinomas were completely removed, compared to only 78.6 percent with Metvix®. Superficial basal cell carcinoma lesions were completely eradicated by photodynamic therapy treatment with Ameluz® in 95.8 percent of patients, compared to photodynamic therapy treatment with Metvix®, in which superficial basal cell carcinoma lesions were completely eradicated in 96.9 percent of the cases. After 12 months, recurrence rates were slightly higher for patients treated with Metvix® as compared to patients treated with Ameluz®. In the Ameluz® group, 6.7 percent of the lesions were recurrent after 12 months, and in the Metvix® group 8.2 percent of the lesions were recurrent after 12 months. See table 4 under “Research and Development and Regulatory Affairs-Ameluz®-Basal Cell Carcinoma”.

In July 2016, Biofrontera applied to the EMA for approval for the photodynamic therapy treatment of basal cell carcinoma with Ameluz® based on the results of this Phase III trial. The approval was granted by the European Commission in January 2017.

Clinical trials relating to treatment of actinic keratosis with daylight photodynamic therapy

Between June and September 2016, we conducted a Phase III trial to evaluate the safety and efficacy of Ameluz® in combination with daylight photodynamic therapy, or daylight PDT, for the treatment of mild to moderate actinic keratosis. In the trial, Ameluz® was compared to Metvix®, which had previously obtained approval for daylight photodynamic therapy in some European countries. The intra-individual, randomized, observer-blinded, multi-center study took place at 7 sites in Spain and Germany, and evaluated a total of 52 patients, each with 3 to 9 mild to moderate actinic keratosis lesions in each of two comparable treatment areas on the face and/or scalp. For an intra-patient comparison of the treatments, each patient received daylight photodynamic therapy with Ameluz®, on one side, and Metvix®, on the other side, of the face or scalp.

The Phase III trial met its primary endpoint, exhibiting after a single treatment with daylight photodynamic therapy a total lesion clearance rate (percentage of completely cleared individual lesions per patient’s side) of 79.8 percent for the areas treated with Ameluz®, which demonstrated non-inferiority to treatment with Metvix®, in which 76.5 percent of lesions were fully cleared after one daylight photodynamic therapy (p<0.0001). Histological evaluation of lesion clearance resulted in a similar outcome, with 72.5 percent versus 66.7 percent of lesions fully cleared after treatment with Ameluz® and Metvix®, respectively, in combination with daylight photodynamic therapy.

In the Phase III trial, the secondary endpoints for treatment with Ameluz® in combination with daylight photodynamic therapy compared favorably with Metvix® and showed equivalent or better clearance rates. After a single daylight photodynamic therapy with Ameluz®, 85 percent of lesions on the face were fully cleared, and 72 percent of the more difficult to treat lesions on the scalp were fully cleared. After a single daylight photodynamic therapy with Metvix®, 84 percent of the lesions on the face were fully cleared and 65 percent of the lesions on the scalp were fully cleared. The treatment of moderate actinic keratosis lesions resulted in full clearance of 76 percent of the lesions treated with Ameluz® in combination with daylight photodynamic therapy, compared to 73 percent cleared by treatment with Metvix® in combination with daylight photodynamic therapy. Mild actinic keratosis lesions had a clearance rate of 94 percent after treatment with Ameluz® in combination with daylight photodynamic therapy compared to 91 percent after treatment with Metvix® in combination with daylight photodynamic therapy. Lesions in patients with five or fewer actinic keratoses were fully cleared in 83 percent of cases after treatment with Ameluz® in combination with daylight photodynamic therapy and in 81 percent of cases after treatment with Metvix® in combination with daylight photodynamic therapy. In patients with more than 5 actinic keratoses, 75.2 percent of lesions were fully cleared after treatment with Ameluz® in combination with daylight photodynamic therapy, while 77.6 percent of lesions were fully cleared after treatment with Metvix® in combination with daylight photodynamic therapy.

In this Phase III trial, the most notable differences between Ameluz® and Metvix® clearance rates depended on the patient’s age and the weather conditions. In patients younger than 65 years of age, the lesion clearance rate was 83 percent after treatment with Ameluz® in combination with daylight photodynamic therapy compared to a lesion clearance rate of 74 percent after treatment with Metvix® in combination with daylight photodynamic therapy. For patients treated with daylight photodynamic therapy during cloudy weather, the lesion clearance rate was 75 percent after treatment with Ameluz® compared to a lesion clearance rate of 66 percent after treatment with Metvix®. For patients treated with daylight photodynamic therapy during sunny weather, lesion clearance rates improved to 85 percent after treatment with Ameluz® and 83 percent after treatment with Metvix®. See “Research and Development and Regulatory Affairs-Ameluz®-Actinic Keratosis with daylight photodynamic therapy”.

There were no notable differences between Ameluz® and Metvix® in side effects in this Phase III trial. Furthermore, pain during the daylight photodynamic therapy illumination was rated by the patients on a scale of 0 (no pain) to 10 (very severe pain). The mean pain scale for Ameluz® was 1.2 and for Metvix® was 1.1.

We used these results to file, in the second quarter of 2017, for label extension in the EU for the treatment of actinic keratosis using Ameluz® in combination with daylight photodynamic therapy.

On January 23, 2018, we announced the twelve month follow up results from our Phase III trial of daylight PDT. The study evaluated the daylight PDT treatment of actinic keratosis with Ameluz® in direct comparison to Metvix®.

At the primary clinical endpoint, the paired comparison of complete removal of actinic keratosis lesions indicates that an average of 79.8% of lesions were no longer clinically visible three months following daylight PDT treatment with Ameluz®, as compared to 76.5% following Metvix® daylight PDT treatment. After twelve months, 19.9% of the lesions that had previously been completely removed with Ameluz® reappeared as compared to 31.6% of lesions with Metvix®.

The total removal of lesions on the face after 3 months was 85.2% with Ameluz® as compared to 84.2% with Metvix®. After 12 months, however, 25.0% of these lesions were again visible after daylight PDT treatment with Metvix® as compared to 20.1% after daylight PDT treatment with Ameluz®. Following actinic keratosis daylight PDT treatment with Ameluz®, a clinical clearing rate of 74.2% for lesions on the scalp was observed after 3 months, of which 23.4% recurred within 12 months. With daylight PDT treatment with Metvix®, this clearing rate was 67.5%, of which 43.7% recurred within twelve months.

In patients with mild actinic keratosis, 93.7% of all lesions were initially not visible following daylight PDT treatment with Ameluz®, and in patients with moderate actinic keratosis, 77.5% of actinic keratoses could no longer be diagnosed three months after treatment. After twelve months, these patients were diagnosed with 16.7% and 20.5%, respectively, of actinic keratoses not previously visible. With daylight PDT treatment with Metvix®, 91.2% of lesions in patients with mild actinic keratosis and 74.1% of lesions in patients with moderate actinic keratoses were not clinically detectable three months after treatment, while 17.5% and 34.3%, respectively, of these actinic keratoses, however, recurred after twelve months.

Weather conditions also affect the efficacy of Ameluz® in combination with daylight PDT. At temperatures up to 20°C and above 20°C, the healing rates for daylight PDT treatment with Ameluz® after three months were 80.1% and 79.5%, respectively, while recurrence rates were 21.5% at temperatures below 20°C and 18.6% at temperatures above 20°C. A significant difference was observed with daylight PDT treatment with Metvix®, for which clearing rates of 78.4% and 74.6% and recurrence rates of 26.8% and 36.1%, respectively, were observed.

In March 2018, we received approval from the European Commission for the treatment of mild to moderate actinic keratoses on the face and scalp using Ameluz® with daylight photodynamic therapy.

Our Research and Development Programs

In addition to our approved products, we also have several research and development programs.

Current Clinical Trials for Ameluz®

Basal Cell Carcinoma

In August 2017, we agreed with the FDA on the requirements necessary to obtain approval for our application of Ameluz® PDT for the treatment of superficial basal cell carcinoma in the U.S. Under the agreed plan with the FDA, our application could be based on a single additional Phase III placebo-controlled pivotal trial to be conducted in the U.S., in which Ameluz® PDT will be compared to placebo PDT, which can be conducted with relatively few patients minimizing both time and expense. We will be required to present a combined read-out of clinical and histological clearance. In December 2017, we filed an investigational new drug application with the FDA for our proposed Phase III study protocol to evaluate Ameluz® PDT for the treatment of superficial basal cell carcinoma. This investigational new drug application enables us to initiate our Phase III trial to be conducted in the U.S. to compare Ameluz® PDT to placebo PDT.

In connection with this application, we are planning a study with the following design. The primary objective will be to compare the efficacy of Ameluz® PDT with PDT using just the vehicle that is used to deliver the active ingredient in Ameluz®, in combination with BF-RhodoLED® illumination, in the treatment of superficial basal cell carcinoma. A randomized, double blind, vehicle-controlled multicenter Phase III study will be performed to evaluate the safety and efficacy of Ameluz® in combination with BF-RhodoLED®. We plan to work with 10 to 11 clinical centers in the U.S., and enroll 120 patients in order to achieve an alpha level of p<0.001. Ameluz® and placebo will be applied at a 3:1 ratio. The primary efficacy variable is the composite clinical and histological complete clearance rate of the patient’s main target lesion, assessed at the end of the clinical observation period, 12 weeks after the start of the first or second PDT cycle. Each PDT cycle will consist of two PDTs one to two weeks apart. Secondary objectives will include the evaluation of the safety and secondary efficacy parameters (including stratification according to lesion size, location, patient age and sex) related to Ameluz® and BF-RhodoLED®, also including clinical clearance of additional treated lesions on the same patients. The double blind clinical observation period for each patient will be up to 6.5 months (up to two weeks screening and pre-randomization period, and three or six months double blind part of the study) followed by a 2-year follow-up period after the start of the last PDT cycle. The recruitment phase is expected to start in the second quarter of 2018 and last for six to nine months. We may revise the design of this study based on our further discussions with the FDA.

Field-Directed Treatment of Actinic Keratosis on the Extremities and the Trunk

We have initiated a double blind, placebo controlled, intra-individual Phase III trial at four clinical centers in Germany investigating the field-directed treatment of actinic keratosis on the extremities and the trunk with Ameluz® in combination with BF-RhodoLED® illumination. The primary clinical endpoint of this trial is total patient clearance of all actinic keratosis. Secondary endpoints include total lesion clearance, other efficacy variables and safety endpoints. All endpoints will be stratified by lesion and patient subgroups, including lesion severity, lesion location and patient sex and age. The trial will seek to enroll 52 patients. We originally planned patient recruitment within six months, but individual randomization speed was lower than we expected. As a result, we added two more clinical centers, and expect to complete enrollment by the end of the second quarter in 2018. The clinical portion of the study is scheduled to end approximately 9 months after recruitment of the last patient. The clinical part of the study will be followed by a 1-year follow up, which will be reported separately.

Preparation of Additional Clinical Trials for Ameluz®

We have started preparation for the following phase III trials:

(i)	Squamous cell carcinoma: We are planning a randomized, double-blind, multi-center Phase III study to evaluate the safety and efficacy of Ameluz® versus placebo in the treatment of Bowen’s disease (squamous cell carcinoma in situ) with photodynamic therapy when using the BF-RhodoLED® lamp. The study is expected to have an inter-individual design similar in treatment regime and patient number to our planned trial for the treatment of superficial basal cell carcinoma in the U.S., as described above under “— Current Clinical Trials for Ameluz — Basal Cell Carcinoma.” The primary clinical endpoint will be total clearance of all of a patient’s lesions. A 2-year follow-up is planned for this trial.

(ii)	Larger treatment area: We are planning a randomized, double-blind, intra-individual, multi-center Phase III study to evaluate the safety and efficacy of Ameluz® at an application thickness of 1 mm versus application of a thin layer of Ameluz® in the treatment of mild to severe actinic keratosis on the face and/or scalp with photodynamic therapy when using the BF-RhodoLED® lamp. The primary clinical endpoint will be the pairwise comparison of the percentage of cleared lesions on both sides of patients. The trial is expected to enroll 52 patients and will include a 1-year follow-up.

(iii)	Acne: This Phase III trial is in the early planning stages. No trial design has been defined, and we are currently collecting information of investigators with off-label experience in this indication.

These studies have been discussed with clinical centers in Germany, and study synopses have been written and agreed upon with investigators. We delayed these trials after our discussion with the FDA regarding our Phase III trial to be conducted in conjunction with our application for approval of Ameluz® PDT to treat superficial basal cell carcinoma in the U.S. and during preparation of that trial. Once we have received the FDA’s responses to our proposed basal cell carcinoma study protocol (which we expect to receive in the first quarter of 2018), we will determine the timeline and manner for continuing the Phase III trials listed above, which will also depend on availability of sufficient funds.

BF-derm1

BF-derm1 is a drug candidate we have been developing in the form of a tablet for the treatment of severe, chronic, antihistamine-resistant urticaria, or hives. In its most severe and chronic form, this illness cannot be treated adequately using currently available drugs. The BF-derm1 tablet contains an active ingredient that covalently binds to histidine decarboxylase that we believe to be a novel mechanism of action to soothe chronic urticarial (hives). The project is currently not being actively developed. Since we expect to focus on further commercializing Ameluz® PDT in the next several years, we intend to seek a partner for the further development and funding of the Phase III costs and regulatory approval expenses relating to developing BF-derm1.

BF-1

Our BF-1 candidate involves a patented active ingredient that is intended to be used for the prophylactic treatment of patients who frequently suffer from migraines. We have conducted preclinical investigations concerning the tissue distribution, metabolism and toxicology of the substance. We have further conducted a Phase 0 trial involving humans in which the substance was orally administered to healthy subjects, demonstrating favorable bioavailability and pharmacokinetics of the active agent. Since these trials did not yield any critical findings, we believe further tests on humans should be conducted. Because this product candidate no longer fits our dermatological product focus, we are not actively developing it, but we intend to explore licensing opportunities.

Our Development Collaboration with Maruho

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland GmbH, a major shareholder of our company. This agreement provides for the joint development of up to four branded generic pharmaceutical product candidates for the European market using our proprietary formulation technology. The agreement covered the initial part of the collaboration, in which the feasibility of the product development was tested. We completed this initial phase in the first quarter of 2018. Under this agreement, Maruho will bear all the costs connected with the development of these pharmaceutical product candidates (subject to a cap of €2.5 million). The initial agreement with Maruho has expired, and we are currently discussing with Maruho a potential further extension or expansion.

If these product candidates progress to clinical development, the collaboration and partnership agreement provides that we will negotiate in good faith a new agreement with Maruho, without any obligation to enter into it. Maruho has not been granted any rights to our formulation technology in the first phase of the project. The collaboration and partnership agreement provides that, if the parties ultimately determine to enter into a new agreement, Biofrontera would be granted an exclusive sublicensable right to market the product in Europe. As the agreement is related to Europe only, there are currently no firm understandings with respect to other geographical regions. The collaboration and partnership agreement further specifies that all results, information and data developed during the term of such agreement will be the property of Maruho. Any intellectual property (such as trade secrets, copyrights, patents and other patent rights, trademarks and moral rights) developed during the term of such agreement will be the joint property of us and Maruho. We do not currently expect any such intellectual property to be developed during the term of the agreement. The collaboration and partnership agreement prohibits us from manufacturing, selling or otherwise dealing in any products similar to and competitive with the product candidates developed under the agreement without Maruho’s consent. Maruho has the right to terminate the collaboration and partnership agreement for any or no reason. We believe that these development projects will not yield any products for commercial launch before 2020.

Our Cosmetic Skin Care Products — Belixos®

Our Belixos® line is our over-the-counter line of skin care cosmetics products developed by us to help moisturize and soothe dry, itchy and irritated or sun-damaged skin. Our Belixos® cosmetic products are available for sale in Germany and certain other European countries at selected pharmacies, dermatological institutes, and through local Amazon websites. These cosmetic products are not currently available for sale in the U.S.

Sales, marketing and distribution

We are currently selling Ameluz® in the U.S., in 9 countries in Europe and in Israel.

Sales, marketing and distribution in Europe and Israel

With its central European approval, Ameluz® for the photodynamic therapy treatment of actinic keratosis and basal cell carcinoma, can be sold and distributed in all EU countries as well as in Norway, Iceland, and Liechtenstein. We have marketed and sold Ameluz® to dermatologists in Germany and, since March 2015, also in Spain through our own field sales force. We also started to market and sell UK through our own sales force beginning April 2018. We sell Ameluz® in other countries within the European Union, in Switzerland and in Israel through license partners.

In many European countries, the price and the medical reimbursement status have to be defined prior to market launch, which can be a lengthy process. To date, in Europe our company or our license partners have commenced sales in Germany, Spain, Austria, Denmark, Sweden, Norway, the UK and Switzerland. Ameluz® is available in these countries at a pharmacy retail price of between approximately €150 – €270 per 2 gram tube.

In the EU, distribution to public pharmacies generally takes place via pharmaceutical wholesalers, whereas hospital pharmacies may also be supplied directly. In addition to regular visits by our field sales force to dermatologists, we have since launch presented Ameluz® at major dermatological conferences both in Germany and in other European countries.

We have a license and supply agreement with Desitin Arzneimittel GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Denmark, Sweden, and Norway; and we have a license and supply agreement with Pelpharma Handels GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Austria.

In July 2015, we terminated a marketing collaboration agreement with Spirit Healthcare Limited to market Ameluz® in the UK and Ireland. In April 2018, we began marketing our products in the UK through our own sales force.

On September 13, 2017, we terminated our license and supply agreement with BiPharma B.V. in the Netherlands and Belgium, effective as of October 31, 2017.

We initially marketed and sold Ameluz® in Spain pursuant to an agreement with Allergan SA. After termination of this agreement, since March 2015 we have marketed and sold our products in Spain through our branch, Biofrontera Pharma GmbH sucursal en España.

We have a license and supply agreement with Louis Widmer SA in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Switzerland and Liechtenstein. We have a license and supply agreement with Perrigo Israel Agencies Ltd. in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Israel, the West Bank and the Gaza Strip. In these regions, the licensees were required to obtain independent regulatory approvals in collaboration with Biofrontera. In Switzerland, the regulatory approvals for Ameluz® and reimbursement were issued in December 2015 and commercial launch commenced in the beginning of 2016. In Israel, regulatory approval for Ameluz® was granted by the Israeli health agency in April 2016, reimbursement for treatment with Ameluz® of immunosuppressed patients was subsequently granted. We commenced sales in Israel in August 2017.

In these agreements with our sales partners the sales partners purchase Ameluz® from us at a price that is linked to their own anticipated sales price. Our share of the sales price varies, depending on any up front payment as well as market conditions within each country or region, ranging from 35% to 60% of net revenue.

Sales, marketing and distribution in the U.S.

We decided to market and sell Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of actinic keratosis in the U.S. with our own sales force, and launched the commercialization of Ameluz® and our BF-RhodoLED® lamp for actinic keratosis in October 2016. Prior to launch, and with the help of a consulting firm specializing in market access, we analyzed the reimbursement mechanisms for photodynamic therapy in the U.S. healthcare system. Ameluz® is distributed as a “buy-and-bill” drug that is purchased by the dermatologist, rather than distribution through pharmacies.

Sales in the U.S. are made through our wholly-owned subsidiary, Biofrontera Inc., a Delaware corporation, which we established in March 2015. Based on our experience, we concluded that we could most effectively market our products in the U.S. by using our own sales force, which we can train to sell our drug Ameluz® in combination with the BF-RhodoLED® lamp and related procedure. During 2016, we hired 26 employees for our U.S. marketing and sales efforts, and we launched the commercialization of Ameluz® and BF-RhodoLED® lamp for actinic keratosis in the U.S. in October 2016. We have filled the key positions for our U.S. operations with qualified and experienced employees, and we expect to continue to fill positions and build our field sales force for the market. Several of our employees have joined us from competitors and, as a result, have specific experience with the photodynamic therapy market sector, including experience in selling medication as a “buy-and-bill” combination product. This is particularly helpful to us because, in the U.S., we sell Ameluz® in combination with our BF-RhodoLED® photodynamic therapy lamp.

Group structure

The Biofrontera group consists of a parent company, Biofrontera AG, and five wholly-owned subsidiaries, Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH and Biofrontera Inc. All companies are based at Hemmelrather Weg 201, 51377 Leverkusen, Germany, except Biofrontera Inc., which is based at 201 Edgewater Dr., Wakefield, Massachusetts 01880, U.S.

Biofrontera AG is a holding company that leads financing activities for the group. Its subsidiary Biofrontera Bioscience GmbH has responsibility for research and development activities for the group and holds our patents and approvals for Ameluz®. Pursuant to a license agreement with Biofrontera Bioscience GmbH, our subsidiary Biofrontera Pharma GmbH is responsible for the manufacturing and further licensing and marketing of our approved products.

We established Biofrontera Development GmbH and Biofrontera Neuroscience GmbH in December 2012 as additional wholly-owned subsidiaries of Biofrontera AG. The purpose of these subsidiaries is to pursue the further development of pipeline products that are not part of our core business. To this end, in December 2012, Biofrontera AG purchased two projects, BF-derm1 and BF-1, from Biofrontera Bioscience GmbH pursuant to purchase and transfer agreements, and then transferred the projects to the two new subsidiaries, with the contribution agreement being effective from December 31, 2012. The product candidate BF-derm1, which we intend to develop as a treatment for severe chronic urticarial (hives), is the responsibility of Biofrontera Development GmbH, while the product candidate BF-1, which we intend to develop as a prophylactic treatment for migraines, is the responsibility of Biofrontera Neuroscience GmbH. Although we are not developing these two product candidates at this time, if we choose to develop them in the future we believe this corporate structure will better allow us to finance such development.

We established Biofrontera Inc., a Delaware corporation, as a wholly-owned subsidiary, with a headquarters in Wakefield, Massachusetts to pursue our business and commercialization efforts in the U.S. under a license from our wholly-owned subsidiary Biofrontera Pharma GmbH.

Research and Development and Regulatory Affairs

Ameluz®

To date, we have focused our research and development efforts on Ameluz® in order to try to optimize its market potential. We have advanced our Ameluz® development program through additional clinical trials with the goal of extending approved indications and achieving better market positioning.

We have conducted three Phase III trials for Ameluz®. Two of them, trials CT002 and CT003, including 12-month follow-up studies, were used to apply for the centralized European marketing approval with the EMA. The third Phase III trial, CT007, was conducted to test Ameluz® for use in combination with our own light source, the BF-RhodoLED® lamp, as well as testing for field cancerization therapy. In September 2010, we submitted the dossier for Ameluz® for the treatment of actinic keratosis to the EMA for centralized EU approval, and obtained marketing approval in December 2011. In July 2015, we filed a new drug application, or NDA, with the FDA for Ameluz® and our BF-RhodoLED® lamp. In May 2016, we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp.

The summary of clinical trials below discusses confidence intervals in relation to those trials. For clinical endpoints that are binary (i.e., the specified endpoint either is observed or not observed with respect to a patient), the result of a trial is a single number describing the percentage of patients reaching the endpoint. An example of this type of endpoint is total patient clearance, where patients are observed either to reach total clearance or not to do so. Total patient clearance is the primary endpoint in most of our trials. When the clinical endpoint is binary, there is no specific numerical result associated with individual patients, which does not give rise to a confidence interval for the results of the trial. In order to establish a confidence interval for such a trial, statisticians assume a binominal distribution, which forms the basis for the confidence interval. For a trial design where observation of the primary endpoint yields a quantifiable value for each patient, a confidence interval naturally arises from the results of the trial. For example, the primary clinical endpoint for our trial studying the safety and efficacy of Ameluz® in combination with daylight photodynamic therapy for the treatment of mild to moderate actinic keratosis was the pairwise comparison of the percentage of fully cleared lesions on each side of a patient’s body. See “— Actinic Keratosis with photodynamic therapy” below for more information. In such a trial, a confidence interval can be defined based on the distribution of values among all patients. The p-value is then calculated based on the difference between the average results of the two clinical groups and the size of the confidence intervals. A p-value of <0.05 is considered a significant result; however, at this level the FDA requires two independent trials to verify the result. The FDA may waive the requirement of a second trial if the first trial was excellent in all respects, including a higher p-value.

Actinic Keratosis

We evaluated the efficacy and safety of Ameluz® in combination with photodynamic therapy to treat mild and moderate actinic keratosis lesions on the face/forehead and/or bald scalp, using a narrow spectrum (red light lamp) light source in three pivotal, randomized, multicenter clinical Phase 3 trials (Trials 1, 2, and 3). Trial 1 was double-blind with respect to vehicle and observer-blind regarding the active comparator arm. Trials 2 and 3 were vehicle-controlled and double-blind. Each of these clinical trials included a follow-up assessment after 6 and 12 months.

In these trials, 212 patients with 4 to 8 mild to moderate actinic keratosis lesions on the face/forehead and/or bald scalp were treated with Ameluz® and a narrow spectrum red light source. Patients ranged from 49 to 87 years of age (with a mean of 71 years), and 92% had Fitzpatrick skin type I (always burns, never tans), Fitzpatrick skin type II (usually burns, tans minimally), or Fitzpatrick skin type III (sometimes mild burn, tans uniformly). No patients had Fitzpatrick skin type V (very rarely burns, tans very easily) or VI (never burns, always tans). Approximately 86% of the patients were male, and all of the patients were Caucasian.

All sessions were comprised of lesion preparation to roughen the surface and remove crusts, application of Ameluz® with occlusion for 3 hours, and removal of the residual gel. Subsequently, the entire treatment area was given photodynamic therapy; it was illuminated with a narrow spectrum red light source, a lamp of either 630 nm or 633 nm, and a light dose of approximately 37 J/cm2. In Trial 3, illumination of the treatment area was performed with our BF-RhodoLED® lamp, a narrow spectrum red light source, around 635 nm, and a light dose of approximately 37 J/cm2.

In all trials, the lesions that were not completely cleared 12 weeks after the initial treatment were treated a second time with an identical regimen. In the trials, 42% (88/212) of the patients treated with Ameluz® needed a second photodynamic therapy.

The primary endpoint for all trials was complete clearance of all of a patient’s lesions 12 weeks after the last photodynamic therapy.

Trial 1 was performed in Germany, Austria and Switzerland. Trials 2 and 3 were performed in Germany. The results of Trials 1, 2 and 3 as shown in the U.S. package inserts, or USPI, are presented in Table 2.

Table 2: Complete clearance 12 weeks after the last narrow spectrum photodynamic therapy in patients with actinic keratoses

Narrow Spectrum photodynamic therapy
	Ameluz®	Vehicle
Trial 1	106/125 (85%)	5/39 (13%)
Trial 2	27/32 (84%)*	2/16 (13%)*
Trial 3	50/55 (91%)	7/32 (22%)

* In the EU product information, the EMA reviewers considered one less patient as part of the ITT population, such that in the European product information the clearance rate of Trial 2 is shown as 87%. The FDA reviewers’ position was that the ITT population includes all subjects randomized to treatment, whether or not they have had any post-baseline assessments, and included one more patient in the Ameluz® and the vehicle groups.

Patients who achieved complete clearance at 12 weeks after the last photodynamic therapy entered a 12-month follow-up period. In the three trials, patients who received Ameluz® with the narrow spectrum photodynamic therapy and achieved complete clearance 12 weeks after the last photodynamic therapy, had recurrence rates of 14%, 11%, and 25% in Trials 1, 2 and 3, respectively, at 6 months, and recurrence rates of 40%, 22%, and 37% in Trials 1, 2 and 3, respectively, at 12 months. Recurrence was defined as the percentage of patients with at least one recurrent lesion during the 6-month or 12-month follow up period in patients with completely cleared lesions 12 weeks after the last photodynamic therapy.

Trial 1

In Trial 1, a randomized, observer blinded clinical trial with 571 patients and a follow-up duration of 6 months and 12 months, photodynamic therapy with Ameluz® was tested for non-inferiority to Metvix and superiority over placebo. The red light sources were either narrow spectrum lamps (Aktilite CL 128 or Omnilux photodynamic therapy) or lamps with a broader and continuous light spectrum (Waldmann photodynamic therapy 1200 L, or Hydrosun Photodyn 505 or 750). The primary endpoint was complete patient clearance 12 weeks after the last photodynamic therapy on average with all lamp types. Ameluz® (78.2%) was significantly more effective than MAL (64.2%, [97.5%- confidence interval: 5.9; ∞], P<0.05) and placebo (17.1%, [95%-confidence interval: 51.2; 71.0], P<0.05). Total lesion clearance rates were higher for Ameluz® (90.4%) compared to MAL (83.2%) and placebo (37.1%). Clearance rates and tolerability were dependent on the illumination source. The following table presents the efficacy and the adverse reactions transient pain and erythema occurring at the application site during photodynamic therapy with different light sources.

Table 2a: Efficacy and adverse reactions (transient pain and erythema) occurring at the application site during photodynamic therapy with different light sources for the treatment of actinic keratosis

Light	Medicinal	Total patient clearance	Application site erythema (%)			Application site pain (%)
source	product	(%)	mild	moderate	severe	mild	moderate	severe
Narrow	Ameluz®	85	13	43	35	12	33	46
Spectrum	MAL	68	18	43	29	12	33	48
Broad	Ameluz®	72	32	29	6	17	25	5
Spectrum	MAL	61	31	33	3	20	23	8

Clinical efficacy was re-assessed at follow-up visits 6 months and 12 months after the last photodynamic therapy. Recurrence rates after 12 months were slightly better for Ameluz® (41.6%, [95%-confidence interval: 34.4; 49.1]) as compared to MAL (44.8%, [95%-confidence interval: 36.8; 53.0]) and dependent on the light spectrum used for illumination, in favor of narrow spectrum lamps. The probability of a patient to be completely cleared 12 months after the last treatment was 53.1% or 47.2% for treatment with Ameluz® with narrow spectrum lamps or all lamp types, respectively, and 40.8% or 36.3% for treatment with MAL with narrow spectrum lamps or all lamp types, respectively. The probability of patients in the Ameluz® group to require only one treatment and remain completely cleared 12 months after the photodynamic therapy treatment was 32.3% that of patients in the MAL group and 22.4% on average with all lamps.

Trial 2

In Trial 2, Ameluz® was compared with placebo treatment in a randomized, double-blind clinical trial enrolling 122 patients. The red light source used was either a narrow spectrum, around 630 nm at a light dose of 37 J/cm2 (Aktilite CL 128), or a broader and continuous spectrum, in a range between 570 and 670 nm, at a light dose of 170 J/cm2 (Photodyn 750). The primary endpoint was complete patient clearance 12 weeks after the last photodynamic therapy. Photodynamic therapy with Ameluz® (66.3%) was significantly more effective than with placebo (12.5%, p < 0.0001). Total lesion clearance was higher for Ameluz® (81.1%) compared to placebo (20.9%). Clearance rates and tolerability were dependent on the illumination source, with the narrow spectrum light source being more effective. Clinical efficacy was maintained during the follow-up periods of 6 months and 12 months after the last photodynamic therapy. The probability of a patient being completely cleared 12 months after the last photodynamic therapy was 67.5% or 46.8% for treatment with Ameluz® with narrow spectrum lamps or all lamp types, respectively.

Table 2b: Efficacy and adverse reactions (transient pain and erythema) occurring at the application site during photodynamic therapy with different light sources for the treatment of actinic keratosis

Light	Medicinal	Total patient	Application site erythema (%)			Application site pain (%)
source	product	clearance (%)	mild	moderate	severe	mild	moderate	severe
Narrow Spectrum	Ameluz®	84 (87 in EU product information)*	26	67	7	30	35	16
Broad Spectrum	Ameluz®	53	47	19	0	35	14	0

* See footnote to Table 2 above.

Trial 3

In Trial 3, one entire tube of Ameluz® was used for each photodynamic therapy session on skin areas with field cancerization containing several actinic keratosis lesions. A total of 87 patients were treated with one PDT using Ameluz® or vehicle, which was repeated if residual lesions remained. Illumination was performed with our BF-RhodoLED® lamp. Complete patient clearance 12 weeks after the last photodynamic therapy was 91% in the Ameluz® group and 22% in the vehicle group, respectively (p < 0.0001). The clearance rate for patients with lesions on the face was 97% while the clearance rate for patients with lesions on the scalp was 82%. Lesion clearance rates were 94% 12 weeks after the last photodynamic therapy, of which 6% were recurrent at 6 months after the last photodynamic therapy, and an additional 3% (a total of 9%) were recurrent at 12 months after the last photodynamic therapy. The clearance rate for patients with mild lesions only was 99%, while the clearance rate for patients with moderate lesions was 92%.

In this Trial, by testing larger skin areas, we could also investigate the effect of photodynamic therapy on skin impairment. The proportion of patients with impaired skin surface, including rough, dry and scaly skin, decreased from 85% to 28% within 12 months after treatment with Ameluz®. Patients with skin hyperpigmentation or hypopigmentation decreased from 59% to 24% and from 46% to 11%, respectively. The proportion of patients with mottled pigmentation, mixed hyperpigmentation and hypopigmentation, decreased from 48% to 18%. Before treatment, 26% of the patients had mild scarring, this decreased to 7% of patients after treatment. Atrophic skin was diagnosed in 31% of patients before treatment, but only in 4% of patients 12 months after treatment.

Table 3: Skin quality parameters in the treated area during 12- month follow-up

		Ameluz®		Vehicle
Type of skin impairment	Severity	Before photodynamic therapy	12 months after photodynamic therapy	Before photodynamic therapy	12 months after photodynamic therapy
Roughness/	None	15%	72%	11%	58%
dryness/	Mild	50%	26%	56%	35%
Scaliness	Moderate/severe	35%	2%	33%	8%
Hyper-	None	41%	76%	30%	62%
pigmentation	Mild	52%	24%	59%	35%
	Moderate/severe	7%	0%	11%	4%
Hypo-	None	54%	89%	52%	69%
pigmentation	Mild	43%	11%	44%	27%
	Moderate/severe	4%	0%	4%	4%
Mottled or	None	52%	82%	48%	73%
irregular	Mild	44%	17%	41%	15%
pigmentation	Moderate/severe	4%	2%	11%	12%
Scarring	None	74%	93%	74%	89%
	Mild	22%	7%	22%	12%
	Moderate/severe	4%	0%	4%	0%
Atrophy	None	69%	96%	70%	92%
	Mild	30%	4%	30%	8%
	Moderate/severe	2%	0%	0%	0%

Basal Cell Carcinoma

We performed an additional Phase III clinical trial in Germany and the UK for Ameluz® to test the efficacy of treating basal cell carcinoma with Ameluz® and photodynamic therapy. After completion of the trial, patients entered a 5-year follow-up phase.

In this Phase III trial, efficacy and safety of Ameluz® for the treatment of non-aggressive basal cell carcinoma with a thickness of up to 2mm was evaluated in 281 patients. A total of 138 patients were treated with Ameluz® in combination with photodynamic therapy. After excluding drop-outs and patients with major protocol violations, the per-protocol set comprised 121 patients with 148 lesions. All patients had 1 to 3 basal cell carcinoma lesions on the face/forehead, bald scalp, extremities and/or neck/trunk. In this trial, photodynamic therapy with Ameluz® was tested for non-inferiority as compared to photodynamic therapy with a cream (Metvix®) containing 16% methyl-aminolevulinate (MAL, methyl-[5-amino-4-oxopentanoate]). Our BF-RhodoLED® lamp was used as the red light source, which provided a narrow spectrum around 635 nm at a light dose of 37 J/cm2. The primary endpoint was complete patient clearance 12 weeks after the last photodynamic therapy.

The complete patient clearance rate for photodynamic therapy with Ameluz® was 93.4%, compared to 91.8% for the photodynamic therapy with MAL (Metvix®). The trial demonstrated the non-inferiority of Ameluz® compared to MAL (Metvix®) cream [97.5% -confidence interval -6.5]. Of the basal cell carcinoma lesions, 94.6% were cleared by treating with photodynamic therapy and Ameluz®, whereas 92.9% were cleared by treating with photodynamic therapy and MAL (Metvix®). For nodular basal cell carcinoma, 89.3% of the lesions were cleared with photodynamic therapy and Ameluz®, whereas 78.6% of the lesions were cleared with photodynamic therapy and MAL. Adverse events and tolerability were comparable for both treatments.

Clinical efficacy was re-assessed at follow-up visits 6 months and 12 months after the last photodynamic therapy. Lesion recurrence rates 6 months and 12 months after the last photodynamic therapy were 2.9% and 6.7%, respectively, for Ameluz®, and 4.3% and 8.2%, respectively, for MAL (Metvix®). For this Trial, patients will be assessed up to five years after the last photodynamic therapy.

Table 4: Efficacy of photodynamic therapy for the treatment of basal cell carcinoma for all patients and selected subgroups

	Ameluz® Patient number number (%)	Ameluz® Full patient clearance number (%)		Ameluz® Full lesion clearance number (%)		MAL Patient number number (%)	MAL Full patient clearance number (%)		MAL Full lesion clearance number (%)
Total	121	113		140		110	101		118
		(93.4)		(94.6)			(91.8)		(92.9)
Subgroups:
Patients with more than 1 basal cell carcinoma	23	23	/23	n.a.		16	14	/16	n.a.
	(19.0)	(100.0)				(14.5)	(87.5)
Superficial (only)	95	90	/95	114	/119	83	80	/83	95	/98
	(78.5)	(94.7)		(95.8)		(75.5)	(96.4)		(96.9)
Nodular (only)	21	18	/21	25	/28	21	16	/21	22	/28
	(17.4)	(85.7)		(89.3)		(19.1)	(76.2)		(78.6)
Others (including mixed [s/n] basal cell carcinomas)	5	5	/5	1	/1	6	5	/6	1	/1
	(4.1)	(100.0)		(100.0)		(5.5)	(83.3)		(100.0)
Thickness >1mm	n.a.	n.a.		8	/11	n.a.	n.a.		8	/12
				(72.7)					(66.7)
basal cell carcinoma on the head (only)	13	10	/13	14	/17	14	10	/14	12	/17
	(10.7)	(76.9)		(82.4)		(12.7)	(71.4)		(70.6)
basal cell carcinoma on the trunk (only)	77	75	/77	95	/97	73	70	/73	84	/87
	(63.6)	(97.4)		(97.9)		(66.4)	(95.9)		(96.6)

Patient distribution in the subgroups was similar for both products and represents the distribution in the general population, where more than 70% of basal cell carcinomas are located in the head/trunk region. Basal cell carcinomas located in this region mainly belong to the superficial subtype. In conclusion, even though subgroup sizes are too small to draw significant conclusions on individual groups, the distribution of the two products to the relevant subgroups is very similar. Thus, it seems not plausible that an imbalance in subgroups could negatively impact the non-inferiority claim of the primary study endpoint or the general trends observed across all subgroups.

Actinic Keratosis with daylight photodynamic therapy

Between June and September 2016, we conducted a Phase III trial in Germany and Spain to evaluate the safety and efficacy of Ameluz® in combination with daylight photodynamic therapy for the treatment of mild to moderate actinic keratosis. In the trial, Ameluz® was compared to Metvix®, which has marketing approval for daylight photodynamic therapy treatment of actinic keratosis in some European countries. The intra-individual, randomized, observer-blinded, multi-center study took place at 7 sites in Spain and Germany, and evaluated a total of 52 patients, each with 3 to 9 mild to moderate actinic keratosis lesions in each of two comparable treatment areas on the face and/or scalp. For an intra-patient comparison of the treatments, each patient received daylight photodynamic therapy treatment with Ameluz®, on one side, and Metvix®, on the other side, of the face or scalp.

After a single daylight photodynamic therapy with Ameluz®, 79% of the actinic keratosis lesions were cleared, compared to 75% with Metvix® (intent-to-treat population), demonstrating the non-inferiority of Ameluz® (p < 0.0001). Subgroup analyses shown in the table below generally showed higher clearance rates for Ameluz® versus Metvix®.

Table 5: Total lesion clearance 12 weeks after a single photodynamic therapy with Ameluz® or Metvix®

	Ameluz® (%)	Metvix® (%)

All lesions	79	75
Age < 65	83	74
Age >65 to < 84	78	75
Face	85	84
Scalp	72	65
Mild	94	91
Moderate	76	73
≤ 5 lesions per side	83	81
> 5 lesions per side	77	72
Histologically controlled clearance	73	67
Expression of the tumor marker p53	34	41

This Phase III trial will be followed by assessments of lesion recurrence 6 months and 12 months after the treatment with daylight photodynamic therapy.

Intellectual Property

In the ordinary course of our business, we seek to protect commercially important products, product candidates and technology through a combination of patents, trademarks, processes, proprietary know-how and information, regulatory exclusivity and contractual restrictions on disclosure in the U.S., EU and/or other foreign markets, including filing of applications for German utility models. In addition, we rely upon trade secrets and contractual arrangements to protect proprietary information that may be important to the development and operation of our business and intend to file for, prosecute, maintain or license the intellectual property that we believe is relevant to the strategic needs of our business.

Trademarks

We have filed for and received trademark protection for Biofrontera® (as word marks), several Biofrontera® figurative marks, the figurative mark Natural heritage with herbal biocolloids® in two embodiments as well as for the Ameluz®, Belixos®, BF-RhodoLED® and Rhodoled® word marks in the EU, the U.S. and/or certain other jurisdictions. The word marks BF-200 ALA® and Nanoxosan® are registered in Austria, Germany, and Switzerland. The word marks Lumixeen® and Dynala® are registered in Germany and the word mark Gefühlt mir® is registered in the EU and in Switzerland.

A Biofrontera® word mark is registered in Armenia, Australia, China, the EU, Iran, Japan, Norway, Russia, Singapore, South Korea, Switzerland, Syria, and the U.S. with an International Registration. Two national Biofrontera® word marks are registered in Chile, for the classes 1 and 5, respectively.

A Biofrontera® figurative mark is registered in Armenia, Australia, China, the EU, Germany, Iran, Japan, Norway, Russia, South Korea, Singapore, Switzerland, Syria and the U.S. with an International Registration. Another Biofrontera® combined mark is registered in Switzerland and a third Biofrontera® figurative mark is registered in the EU.

An Ameluz® word mark is registered in Armenia, Australia, China, the EU, Iran, Liechtenstein, Norway, Russia, Singapore, South Korea, Switzerland, Syria, and the U.S. with an International Registration. Other national Ameluz® word marks are registered in Germany and Israel. Another national Ameluz® word mark is pending in Canada.

A Belixos® word mark is registered in Class 3 in Algerian, Armenia, Australia, Bahrain, China, the EU, Iran, Japan, Morocco, Norway, Russia, Singapore, South Korea, Sudan, Sultan Oman, Switzerland, Syria, and the U.S. with an International Registration. Other national Belixos® word marks are registered in Brazil, Germany, Kuwait, Lebanon, Qatar, Saudi Arabia, Tunisia, the United Arab Emirates, and Yemen. Other Belixos® word marks are pending in Iraq and Libya. A Belixos® word mark is registered in Class 5 in Armenia, Australia, China, the EU, Iran, Japan, Norway, Russia, Singapore, South Korea, Switzerland, Syria and the U.S. with an International Registration. Other national Belixos® word marks are registered in Canada, Germany, and Israel.

A BF-Rhodoled® word mark is registered in Armenia, Australia, China, the EU, Iran, Japan, Norway, Liechtenstein, Russia, Singapore, South Korea, Switzerland, Syria and the U.S. with an International Registration. Other national BF-Rhodoled® word marks are registered in Canada, Germany, and Israel.

A Rhodoled® word mark is registered in Armenia, Australia, China, the EU, Iran, Japan, Norway, Russia, Singapore, South Korea, Switzerland, Syria, and the U.S. with an International Registration. Other national Rhodoled® word marks are registered in Canada, Germany, and Israel.

Patents

We have filed for and received issued patents in various jurisdictions for our technologies relating to our nanoemulsion, nanoemulsions with 5-aminolevulinic acid, and derivatives of 4-(Thio- or Seleno-xanthene-9-ylidine)-Piperidine or Acridine and its use as a selective 5-HT2B receptor.

We have been issued composition of matter patents for our nanoemulsion technology in the EU (for France, Germany, Italy, Spain, Switzerland, and the UK), Australia, Belarus, Canada, Chile, China, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, South Africa, Singapore, and the Ukraine. Patent protection in these jurisdictions will expire on December 21, 2027. We have filed patent applications, which are pending, Brazil, Paraguay, the United Arab Emirates, Uruguay, and the U.S.

We have been issued composition of matter patents for our technology relating to nanoemulsion of 5-aminolevulinic acid in Australia, Canada, the EU (for Germany and Switzerland), Israel, and the U.S. Patent protection in these jurisdictions will expire on November 12, 2019.

We have been issued composition of matter patents for our technology relating to derivatives of 4-(Thio- or Seleno-xanthene-9-ylidine)-Piperidine or Acridine and its use as a selective 5-HT2B receptor in Australia, Canada, China, the European Union (for Denmark, France, Germany, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey, and the UK), India, Japan, Russia, South Africa, South Korea, and the U.S. Patent protection in these jurisdictions will expire on October 23, 2022. These patents relate to our developmental migraine prophylaxis product candidate BF-1.

We have filed an international patent application regarding anti-migraine compounds and their use through the World Intellectual Property Organization, and national phases have commenced in the EU and the U.S. The U.S. patent has been granted, expiring in January, 2034.

We have additionally filed a German utility model for our technology relating to pharmaceutical and/or cosmetic compositions for treating skin, which provides a type of intellectual property protection for a period of eight years after filing of the application, so that it will expire on April 9, 2018.

The composition of matter patent family that protects the combination of nanoemulsions with aminolevulinic acid hydrochloride, an active ingredient in Ameluz®, against copying by competitors will expire on November 12, 2019. This patent family includes U.S. Patent No. 6,559,183, which is listed in the U.S. Food and Drug Administration Orange Book and identified as covering nanoemulsions combined with aminolevulinic acid hydrochloride, the active ingredient in Ameluz®. Upon expiration of this patent family, we will not be able to rely on the expired patents to prevent competitors from copying, making, or selling the active ingredient used in Ameluz®. The additional patent application on the specific nanoemulsion developed for Ameluz® would extend the protection until December 21, 2027. This additional patent has been granted in many countries but has not yet been (and may never be) granted in the U.S. However, we believe that the risk presented by future generic competition is mitigated by specific challenges in developing generic topical dermatological products, including regulatory hurdles, that may deter potential generic competitors. Nonetheless, if we are unable to prevent manufacture and sales of the active ingredient in Ameluz® in combination with our specific nanoemulsion, we may not be able to maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

In March 2018, DUSA Pharmaceuticals Inc. brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the USA. We believe that these claims lack merit and intend to defend against them vigorously. To our knowledge, there are no other contested proceedings or third party claims relating to any of our patent applications. We are not aware of any impediments to the granting of patent or other intellectual property protection for the various technologies for which we have made filings or otherwise applied for protection. However, these applications may never issue as patents, and our issued patents, and any others that may issue in the future, may be challenged, invalidated, rendered unenforceable, or circumvented by third parties.

Trade Secrets and Proprietary Information

Trade secrets play an important role in protecting our products, product candidates and technology and provide protection beyond patents, trademarks, processes, proprietary know-how and information, regulatory exclusivity and contractual restrictions on disclosure in the U.S., EU and/or other foreign markets. The scale-up and commercial manufacture of our products involve processes and in-process and release analytical techniques that we believe are unique to us. Accordingly, we seek to protect our proprietary information by requiring our employees, consultants and other advisors to execute proprietary information and confidentiality agreements upon the commencement of their employment or engagement. These agreements generally provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not be disclosed to third parties except in specific circumstances. In the case of our employees, the agreements also typically provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed during employment shall be our exclusive property to the extent permitted by law. Where appropriate, agreements we obtain with our consultants also typically contain similar assignment of invention obligations. Further, we require confidentiality agreements from entities that receive our confidential data or materials.

Competition

There are many pharmaceutical companies that compete with us in the field of dermatology, including in the photodynamic therapy market. The pharmaceutical and biotechnology industry is characterized by intense competition and rapid and significant innovation and change. Our competitors may be able to develop other drugs or products that are able to achieve similar or better results than our product candidates or marketed products. Several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing, and obtaining regulatory approvals to commercialize products for health care. Our competitors include organizations such as major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and generic drug companies. Many of our competitors have greater financial and other resources than we have, such as more commercial resources, larger research and development staffs, and more extensive marketing and manufacturing facilities and organizations. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis technologies and products that are more effective or less costly than Ameluz® or any other products that we sell or are developing or that we may develop, which could render our products obsolete and noncompetitive. Our competitiveness may also be affected by our ability to manufacture and commercialize our products and by the level of reimbursement for the cost of our drug and treatment by third party payors, such as insurance companies, health maintenance organizations and government agencies.

Competition in the EU

There are a few other companies that are selling photodynamic therapy agents other than Ameluz® for the treatment of actinic keratoses and certain other skin conditions. Our major competitor in the EU is methyl aminolaevulinate (160mg/g) (MAL) Metvix®/Metvixia®, a drug owned and distributed by Galderma S.A., which is used in photodynamic therapy with red light. Its approved indications include: the treatment of thin or non-hyperkeratotic and non-pigmented actinic keratoses on the face and scalp when other therapies are considered less appropriate; the treatment of superficial and/or nodular basal cell carcinoma unsuitable for other available therapies due to possible treatment related morbidity and poor cosmetic outcome, such as lesions on the mid-face or ears, lesions on severely sun damaged skin, large lesions, or recurrent lesions; and the treatment of squamous cell carcinoma in situ (Bowen´s disease) when surgical excision is considered less appropriate. Metvix is indicated in adults above 18 years of age. We believe that, historically, we lost sales of Ameluz® in the EU to Metvix because Metvix was approved in the EU to treat both actinic keratosis and basal cell carcinoma. Since obtaining our indication extension to treat basal cell carcinoma in the EU in 2016, we expect improved sales of Ameluz® in the EU because of our product’s generally higher clearance rates, especially for thicker and nodular carcinomas, as demonstrated in our clinical trials.

Metvix® has also been approved in the EU for use in daylight photodynamic therapy for which it is sold by Galderma under the brand name Luxerm® in Germany and Luxera® in other European countries. This gave that drug a competitive advantage compared to Ameluz®, as Ameluz® was not, until March 2018, approved to be used in daylight photodynamic therapy to treat actinic keratosis. Since we have recently obtained approval for the treatment of actinic keratosis using Ameluz® with daylight photodynamic therapy, we believe we should better compete with Metvix® and Luxerm®, but there can be no assurance that we will do so.

A patch containing 5-ALA (Alacare®), which is owned and sold by Galderma, is approved for the treatment of mild actinic keratosis in a single treatment session in combination with red light without pretreatment of the lesion.

In addition, we also compete with a number of non-photodynamic therapy products for the treatment of actinic keratoses and certain other skin conditions, including: Efudex® (5-fluorouracil), sold by Valeant; Solaraze® (diclofenac sodium), sold by Almirall; ALDARA® and Zyclara® (imiquimod), sold by Meda Pharma; Picato® (Ingenolmebutat), sold by LEO Pharma; and Actikerall® (5-fluorouracil and salicylic acid) sold by Almirall.

The relative benefits of different treatment options for mild to moderate actinic keratosis has been analyzed in a European meta-analysis (Vegter & Tolley 2014). The objective of this study was to compare different treatments for mild to moderate actinic keratosis on the face and scalp available in clinical practice in Europe. A network meta-analysis was performed to compare different treatment modalities by combining a network of both head to head and indirect comparative evidence. Study selection was based on the Cochrane systematic search and review for actinic keratosis treatments available in Europe. In total, 25 randomized, controlled studies (5,562 patients) with the primary outcome measure “complete patient clearance” were considered and included. For PDT, only studies with LED lamps were included. Although this study was a meta-analysis of placebo-controlled trials, rather than a head-to-head comparison of treatments, we believe this data shows significant support for Ameluz PDT as the best available treatment option for mild to moderate actinic keratosis of the face and scalp.

We believe that only a small proportion of patients in the EU who could be treated with medication in combination with photodynamic therapy are currently being so treated because dermatologists in the EU favor topical prescriptions, which require the least amount of work from medical practitioners (since no office procedure is required). In the EU, cryotherapy is not a common practice due to its limited efficacy, high recurrence rates and the lack of reimbursement. Photodynamic therapy for actinic keratosis is not reimbursed in all markets in the EU. Particularly in those countries where dermatology is mostly a hospital based discipline, dermatologists typically treat basal cell carcinoma (and not actinic keratosis). We expect sales of Ameluz® to increase in the EU because of the greater benefits demonstrated in clinical trials, better cosmetic results compared to other treatment options, and the extension of indications to field cancerization and basal cell carcinoma in addition to actinic keratosis.

In addition, we expect that the recent extension of our indications in the EU for Ameluz® to include daylight photodynamic therapy will allow Ameluz® to better compete with Metvix® and Luxerm® and with other topical prescription drugs, which are widely used in Europe.

Competition in the U.S.

In the U.S., we believe dermatologists have favored cryotherapy to treat actinic keratosis because of a favorable reimbursement regime, which may be under review by the CMS. Although the photodynamic therapy market in the U.S. for actinic keratosis treatment only represented an estimated three percent of the actinic keratosis treatments during 2016, the market has grown rapidly in recent years (as evidenced by the sales of Levulan through 2012 reported by Dusa Pharmaceuticals and Sun Pharma in their annual reports) and represented sales of over $136 million in 2016. In addition, we believe that there is treatment guideline pressure towards field-directed therapy (as opposed to single lesion therapy), which may also help support sales of photodynamic therapy treatments.

In the U.S., our treatment of actinic keratosis with Ameluz® in combination with our BF-RhodoLED® red light device competes with Levulan®, an approved photodynamic therapy drug for actinic keratosis used in combination with a blue light lamp. The Ameluz® approval covers both lesion-directed and field-directed treatment, while the Levulan® approval is restricted to lesion-directed treatment. In addition, we also compete with a number of non-photodynamic therapy products for the treatment of actinic keratoses and certain other skin conditions similar to those listed above under “—Competition in the EU”, as well as cryotherapy with liquid nitrogen.

Because our approval for Ameluz® in the U.S. covers not only lesion-directed treatment, but also field-directed therapy, we believe our approval provides us with the ability to provide broader treatment possibilities compared to certain competitor products.

In addition, in August 2017, we agreed with the FDA on the requirements for the potential approval of our application to extend Ameluz® PDT for the treatment of superficial basal cell carcinoma in the U.S. Under the agreed plan with FDA, our application could be based on a single additional Phase III placebo-controlled pivotal trial to be conducted in the U.S., in which Ameluz® PDT will be compared to placebo PDT, which can be conducted with relatively few patients minimizing both time and cost. We will be required to present a combined read-out of clinical and histological clearance. We believe this agreed plan represents a significant milestone that should allow us to reduce cost and to achieve approval more quickly than if we had been required to undertake additional or more complex clinical trials. If the FDA approves this application, we believe this will further enhance our competitive advantage in the U.S.

Competitive Outlook

We expect that comparisons of the properties of various photosensitizing photodynamic therapy drugs will also highlight important competitive issues. We expect that our ability to compete with other photodynamic therapy companies will be based upon such factors as:

●	the efficacy from treatment with Ameluz® photodynamic therapy as compared to other treatment options;

●	the lower recurrence rates from treatment with Ameluz® photodynamic therapy as compared to other treatment options;

●	the ease of administration of our photodynamic therapy, including with respect to the ease of application of our formulation and the duration of illumination time;

●	the ability of our drug to provide both lesion- and field-directed treatment;

●	the ability of our drug to treat different indications;

●	the cost of our drug and the type and cost of our photodynamic therapy light device;

●	the number of required doses; and

●	the cosmetic outcome and improvement of skin impairment.

We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, cosmetic outcome, convenience of administration and delivery, price and the availability of reimbursement from government and other third party payors. We also expect to face competition in our efforts to identify appropriate collaborators or partners to help commercialize our product candidates in our target commercial markets. New drugs or future developments in photodynamic therapy, laser products or other drug technologies may provide therapeutic or cost advantages for competitive products. No assurance can be given that developments by other parties will not render our existing products or product candidates uncompetitive or obsolete.

Commercial Partners and Agreements

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland GmbH, a major shareholder of our company. Our agreement with Maruho was initially limited to December 31, 2017 and was extended to March 31, 2018. We are currently discussing with Maruho a potential further extension or expansion. See “Business — Our Research and Development Plans — Our Development Collaboration with Maruho” for more information.

We have a license and supply agreement with Desitin Arzneimittel GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Denmark, Sweden, and Norway; and we have a license and supply agreement with Pelpharma Handels GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Austria.

In July 2015, we terminated a marketing collaboration agreement with Spirit Healthcare Limited to market and sell Ameluz® in the UK and Ireland, and in April 2018 we commenced our own sales activities in the UK.

On September 13, 2017, we terminated our license and supply agreement with BiPharma B.V. in the Netherlands and Belgium, effective as of October 31, 2017.

We initially marketed and sold Ameluz® in Spain pursuant to an agreement with Allergan SA. After termination of this agreement, since March 2015 we have marketed and sold our products in Spain through our branch, Biofrontera Pharma GmbH sucursal en España.

We have a license and supply agreement with Louis Widmer SA in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Switzerland and Liechtenstein. We have a license and supply agreement with Perrigo Israel Agencies Ltd. in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Israel, the West Bank and the Gaza Strip. In these regions, the licensees were required to obtain independent regulatory approvals in collaboration with Biofrontera. In Switzerland, the regulatory approvals for Ameluz® and reimbursement were issued in December 2015 and commercial launch commenced in the beginning of 2016. In Israel, regulatory approval for Ameluz® was granted by the Israeli health agency in April 2016, reimbursement for treatment with Ameluz® of immunosuppressed patients was subsequently granted. We commenced sales in Israel in August 2017.

In these agreements with our sales partners, we often (but not always) receive an initial up-front payment. The sales partners purchase Ameluz® from us at a price that is linked to their own anticipated sales price. Our share of the sales price varies, depending on any up-front payment as well as market conditions within each country or region, ranging from 35% to 60% of net revenue.

We depend on a single unaffiliated contract manufacturer, Frike Group, located in Switzerland to manufacture Ameluz® for us. Pursuant to this contract, Frike Group produces, upon request by us, the volumes of Ameluz® that we require according to pre-agreed specifications. Our contract with Frike Group has an initial term through October 2022 and thereafter may be terminated by either party at any time upon 12 months’ prior notice.

We rely on two suppliers to obtain 5-aminolevulinic acid (5-ALA), the active pharmaceutical ingredient contained in Ameluz®. Hapila GmbH (“Hapila”), located in Germany, manufactures 5-ALA directly for us. Midas Pharma GmbH (“Midas”), located in Germany, relies on two sub-contractors, located in India and Italy, to manufacture the 5-ALA that it supplies to us. 5-ALA provided by Hapila is approved for use in Ameluz® in the EU, Switzerland and Israel. 5-ALA provided by Midas is approved for use in the U.S. and the EU. Pursuant to our contracts with Hapila and Midas, those entities supply, upon request by us, the volumes of 5-ALA that we require according to pre-agreed specifications. Our contract with Hapila has an initial term through May 2020. Thereafter, the contract with Hapila automatically renews for one-year periods, unless it is terminated by us upon 6 months’ prior notice. Our contract with Midas has an initial term through December 2021. Thereafter, the contract with Midas automatically renews for one-year periods, unless it is terminated by either party by notice to the other party given 6 months prior to the end of the initial contract term or renewal period, as applicable.

Facilities

Our global corporate headquarters is located in Leverkusen, Germany. We lease approximately 37,000 square feet at this facility, in which we house our corporate offices and a manufacturing facility under an operating lease expiring on June 15, 2019. This lease extends automatically on December 31 of each year thereafter for one additional year unless terminated by either party upon twelve months’ prior notice. Our U.S. headquarters is located in Wakefield, Massachusetts. We lease approximately 5,300 square feet at this facility, in which we house our U.S. corporate offices under a sub-lease agreement expiring on June 15, 2019. We have the option to extend this sublease for one additional five-year term. We believe our existing facilities are sufficient to meet our needs for the foreseeable future and that, if needed, additional space will be available to us in the near term at a reasonable cost.

Government Regulation

Regulation by governmental authorities in the U.S. and other countries is a significant factor in the development, manufacture and marketing of pharmaceutical products and in ongoing research and development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceuticals are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries.

Government authorities in the U.S. (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and medical device products such as those we are developing. Ameluz® and our medical device products are only marketed in certain countries and our products and product candidates must be approved or cleared by the FDA before they may be legally marketed in the U.S. and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries.

U.S. Drug Development and Review

Drug Development Process

Post-Approval Requirements for Approved Drugs

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among other requirements, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval. We are relying exclusively on our manufacturing partner’s facilities for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented and development of and submission of data to support the change. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval, as well as, possibly, the development and submission of data to support the change.

The FDA also may require post-approval, sometimes referred to as Phase 4, trials and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, such as a risk evaluation and mitigation strategy. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our product label extensions or products under development.

Pervasive and Continuing FDA Regulation for Medical Devices

After a device is placed on the market, regardless of its classification or premarket pathway, numerous regulatory requirements apply. These include, but are not limited to:

●	establishing establishment registration and device listings with the FDA;

●	Quality System Regulation, or QSR, which requires manufacturers, including third party manufacturers and certain other parties, to follow stringent design, testing, process control, documentation, corrective action/preventive action, complaint handling and other quality assurance procedures, as applicable;

●	labeling statutes and regulations, which prohibit the promotion of products for uncleared or unapproved, or off-label, uses and impose other restrictions on labeling;

●	clearance or approval of product modifications that could affect (or for 510(k) devices, significantly affect) safety or effectiveness or that would constitute a change (or for 510(k) devices, a major change) in intended use;

●	medical device reporting regulations, which require that manufacturers report to the FDA if an event reasonably suggests that their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the same or a similar device of the manufacturer were to recur;

●	corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA, that may present a risk to health. In addition, the FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and

●	post-approval restrictions or conditions, including requirements to conduct post-market surveillance studies to establish additional safety or efficacy data.

The FDA has broad post-market and regulatory enforcement powers. The agency may conduct announced and unannounced inspections to determine compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of subcontractors. Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences including, but not limited to:

●	untitled letters or warning letters;

●	fines, injunctions, consent decrees and civil penalties;

●	recall, detention or seizure of our products;

●	operating restrictions, partial suspension or total shutdown of production;

●	refusal of or delay in granting our requests for 510(k) clearance or premarket approval of new products or modified products;

●	withdrawing 510(k) clearance or premarket approvals that are already granted;

●	refusal to grant export approval for our products;

●	criminal prosecution; and

●	unanticipated expenditures to address or defend such actions.

We are subject to announced and unannounced device inspections by FDA and other regulatory agencies overseeing the implementation and adherence of applicable local, state and federal statutes and regulations.

Affordable Care Act

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

●	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, the Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents from 15.1% of average manufacturer price (AMP) to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010. Per a ruling by the U.S. Supreme Court in 2012, states have the option to expand their Medicaid programs which in turn expands the population eligible for Medicaid drug benefits. CMS has proposed to expand Medicaid rebate liability to the territories of the U.S. as well. In addition, the Affordable Care Act provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

●	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, the Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In July 2013, the Health Resources and Services Administration (HRSA) issued a final rule allowing the newly eligible entities to access discounted orphan drugs if used for non-orphan indications. While the final rule was vacated by a federal court ruling, HRSA has stated it will continue to allow discounts for orphan drugs when used for any indication other than for orphan indications. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

●	Effective in 2011, the Affordable Care Act imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

●	Effective in 2011, the Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

●	The Affordable Care Act required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any ownership or investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS by March 2014.

●	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the Affordable Care Act to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

●	The Affordable Care Act created the Independent Payment Advisory Board, IPAB, which, beginning in 2014, has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings. IPAB recommendations are only required when Medicare spending exceeds a target growth rate established by the Affordable Care Act. Members of the IPAB have still not been appointed and Medicare cost growth is below the threshold that would require IPAB recommendations.

●	The Affordable Care Act established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Non-U.S. Government Regulation

In addition to regulations in the U.S., we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales, promotion and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. We, or our local partners, have filed marketing authorization applications for Ameluz® and BF-RhodoLED® in Israel and Switzerland and have obtained centralized European approval from the EMA in the EU.

Non-U.S. Government Regulation Applicable to Drugs

Certain countries outside of the U.S. have a similar process that requires the submission of a clinical trial application much like an Investigational New Drug, or IND, application prior to the commencement of human clinical trials. If we fail to comply with applicable foreign regulatory requirements, we may be subject in those countries to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

In the European Economic Area, or EEA (which is comprised of the 27 Member States of the European Union plus Iceland, Liechtenstein and Norway), for example, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

●	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the EMA Committee for Medicinal Products for Human Use (CHMP), and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union. We received Community MA for Ameluz® in November 2011.

●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA (the Reference Member State, or RMS), this National MA can be recognized in other Member States (the Concerned Member States, or CMS) through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the CMS for their approval. If the CMS raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the CMS). If one or more CMS raise objections based on a potential serious risk to public health, the application is referred to the Coordination group for mutual recognition and decentralized procedure for human medicinal products (the CMDh), which is composed of representatives of the EEA Member States. If a consensus cannot be reached within the CMDh the matter is referred for arbitration to the CHMP, which can reach a final decision binding on all EEA Member States. A similar process applies to disputes between the RMS and the CMS in the Mutual Recognition Procedure.

As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the U.S., post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.

With respect to the conduct of clinical trials in the European Union a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and Institutional Review Board requirements in the U.S., respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trials may proceed.

In addition to regulations in Europe and the U.S., we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of any existing or future products. For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with cGCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Non-U.S. Government Regulation Applicable to Medical Devices

The advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. The European Commission has submitted a Proposal for a Regulation of the European Parliament and the Council on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009, to replace, inter alia, Directive 93/42/EEC and to amend regulations regarding medical devices in the European Union, which could result in changes in the regulatory requirements for medical devices in Europe. In Germany, the advertising and promotion of our products can also be subject to restrictions provided by the German Act Against Unfair Competition (Gesetz gegen den unlauteren Wettbewerb) and the law on the advertising of medicines (Heilmittelwerbegesetz), criminal law, and some codices of conduct with regard to medical products and medical devices among others. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products outside the U.S., we must obtain regulatory approvals or CE Certificates of Conformity and comply with extensive safety and quality regulations. The time required to obtain approval by a foreign country or to obtain a CE Certificate of Conformity may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. In the EEA, we are required to obtain Certificates of Conformity before drawing up an EC Declaration of Conformity and affixing the CE Mark of conformity to our medical devices. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE Certificates of Conformity or FDA clearance or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.

Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third party payors, such as government health care programs, statutory health insurances, and commercial insurance and managed healthcare organizations. These third party payors are increasingly reducing reimbursements for medical products and services and there is no guarantee that we will be able to obtain reimbursement at all for any future products. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, competitive bidding program, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third party reimbursement for our product or product candidates or a decision by a third party payor to not cover our product or product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

In the U.S., treatment of actinic keratosis with Ameluz® in combination with our BF-RhodoLED® photodynamic therapy lamp is eligible to be reimbursed by the U.S. federal government’s Medicare Program through Part B, which means that dermatologists purchase the drug to treat a patient in combination with our BF-RhodoLED® photodynamic therapy lamp and the doctors can be reimbursed for the cost of the drug after its use to treat a patient. This differentiates Ameluz® from drugs that are reimbursed through the U.S. federal government’s Medicare Program through Part D and distributed through pharmacies. As a result, “Part B” drugs tend to have lower prices than “Part D” drugs, since doctors must have the financial wherewithal to purchase the drugs before treating the patients. Problems with reimbursement can become a serious issue for doctors since they are personally liable for the cost of the drugs if they are not reimbursed.

Fraud and Abuse Laws

We will also be subject to several healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business for our existing and future products. The laws that may affect our ability to operate include:

●	the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

●	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third party payors that are false or fraudulent;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	federal Civil Monetary Penalties Law that prohibits various forms of fraud and abuse involving the Medicare and Medicaid programs;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payor, including commercial insurers;

●	for Europe, directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the European Union governing the advertising and promotion of medical devices; and

●	in Germany the advertising and promotion of our products can be subject to restrictions provided by the German Act Against Unfair Competition protecting against commercial practices which unacceptably harass a market participants.

Healthcare Privacy and Security Laws

We may be subject to, or our marketing activities may be limited by, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which established uniform standards for certain “covered entities” (healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included sweeping expansion of HIPAA’s privacy and security standards called the Health Information Technology for Economic and Clinical Health Act, or HITECH, which became effective on February 17, 2010. Among other things, the new law makes HIPAA’s privacy and security standards directly applicable to “business associates,” independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

In Europe and Germany, we may be subject to strict data protection regulations, in particular with regard to health data of individuals, which are categorized as “special categories of personal data” pursuant to Section 3 subsection 9 German Federal Data Protection Act (Bundesdatenschutzgesetz). “Personal data” refers to any information relating to an identified or identifiable natural person (data subject); an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity. The special categories of data such as health data may only be processed if the data subject consented to such processing or if (i) this is necessary in order to protect vital interests of the data subject or of a third party, in so far as the data subject is unable to provide consent for physical or legal reasons; (ii) the data concerned have evidently been made public by the data subject; (iii) this is necessary in order to assert, exercise or defend legal claims and there is no reason to assume that the data subject has an overriding legitimate interest in excluding such collection, processing or use; or (iv) this is necessary for the purposes of scientific research, where the scientific interest in carrying out the research project substantially outweighs the data subject’s interest in excluding collection, processing and use and the purpose of the research cannot be achieved in any other way or would otherwise necessitate disproportionate effort. Therefore, we may be subject to and our marketing activities may be limited by the regulations regarding the data protection of individuals (e.g., according to the Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data as well as to the German Federal Data Protection Act). These regulations could also restrict the transfer of data from Germany/Europe to the U.S. The general transfer of personal data outside of Europe is prohibited according to Section 4b subsection 2 sentence 2 German Federal Data Protection Act (implementing Art. 25 subsection 1 of the Directive 95/46/EC) if the data importer cannot guarantee an appropriate standard of data protection. A transfer of personal data to a non-EU member state (third country) is allowed only if the third country guarantees a reasonable standard of protection. Currently the U.S. is not regarded to be a country with an appropriate level of data protection meaning that further contractual arrangements have to be adopted to permit the international transfer of personal data to the U.S. European data protection law is currently under review. A newly proposed European Data Protection Regulation is currently being negotiated by the European institutions. On March 12, 2014, the European Parliament voted for a new Regulation of the European Parliament and of the Council on the protection of individuals with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation) which is expected to further strengthen the European data protection law.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the audited consolidated financial statements and the notes to our financial statements included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in the forward-looking statements contained in the following discussion and analysis.

Overview

We are an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin.

We were founded in 1997 by Professor Hermann Lübbert, Ph.D., who currently serves as chairman of our management board and our chief executive officer. Our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and on the Frankfurt Stock Exchange since 2012 under the ticker symbol “B8F” since 2012. American Depositary Shares (ADS) each representing two ordinary shares of Biofrontera are listed on the Nasdaq Capital Market since February 23, 2018.

Our principal product is Ameluz®, which is a prescription drug approved for use in combination with photodynamic therapy, or PDT, which we sometimes refer to as Ameluz® PDT. We are currently selling Ameluz® in the U.S., in 9 countries in Europe and in Israel. In Germany, Spain, the UK, and the U.S., we distribute and sell our products through our own sales force. We have agreements with partners to sell Ameluz® and the BF-RhodoLED® lamp in other European countries and in Israel. We manufacture Ameluz® for worldwide sales using a third party contract manufacturer in Switzerland. We assemble our BF-RhodoLED® lamp at our corporate headquarters in Leverkusen, Germany.

Ameluz® PDT received centralized European approval in 2011 from the European Commission for the treatment of actinic keratosis of mild to moderate severity on the face and scalp. Since the initial centralized European approval of Ameluz® PDT, the European Commission granted label extensions for the use of Ameluz® PDT for (i) the treatment of field cancerization, or larger areas of skin on the face and scalp with multiple actinic keratoses and (ii) the treatment of superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome. In addition, in March 2018 we received approval from the European Commission for label extension for the treatment of mild to moderate actinic keratoses on the face and scalp using Ameluz® in combination with daylight photodynamic therapy.

In addition, we have developed our own PDT lamp, BF-RhodoLED®, for use in combination with Ameluz®. Our BF-RhodoLED® lamp was approved as a medical device in the EU in November 2012 and is approved for sale in all EU countries, although the use of our BF-RhodoLED® lamp is not required to be used in combination with Ameluz® in the EU or Switzerland.

In May 2016, we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. We launched the commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the U.S. in October 2016.

We intend to further develop and seek approval to commercialize Ameluz® for the treatment of other medical conditions, such as basal cell carcinoma in the U.S. and squamous cell carcinoma in situ. See “Business—Recent Achievements” for a summary of recent developments in connection with our efforts to extend the approved indications for Ameluz®.

In our product pipeline, we are pursuing research and development of up to four branded generic dermatology drugs under a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland GmbH, a major shareholder of our company. See “Business — Our Research and Development Plans — Our Development Collaboration with Maruho” for more information.

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015 was €16.1 million, €10.6 and €11.2 million, respectively. As of December 31, 2017, we had an accumulated deficit of €136.5 million. Our ability to become profitable depends on our ability to further commercialize Ameluz®. Even if we are successful in increasing our product sales, we may never achieve or sustain profitability. We anticipate substantially increasing our sales and marketing expense as we attempt to exploit the recent regulatory approvals we have received to market Ameluz® in the U.S. and the EU. There can be no assurance that our sales and marketing efforts will generate sufficient sales to allow us to become profitable. Moreover, due to the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

Over the past five years, we have funded our operations primarily through the issuance and sale of equity securities, warrant bonds and convertible bonds. We expect to continue to fund our operations over the next several years primarily through proceeds from the EIB credit facility that we entered into in May 2017, our existing cash resources, and revenues generated from our operating business. If we achieve certain milestones, we may borrow additional amounts under the EIB credit facility and may also, subject to the covenants under our existing debt obligations, enter into other forms of debt financing. Any equity financing, if needed, would likely result in dilution to our existing shareholders and any debt financing, if available, would likely involve significant cash payment obligations and include restrictive covenants that may restrict our ability to operate our business.

Components of Our Results of Operations

Revenue

We generate revenue through the sale of our products Ameluz®, BF-RhodoLED® and Belixos® (our cosmetic skin care product) as well as from payments made by Maruho to us in connection with the development projects we conduct under our collaboration and partnership agreement with it.

In Germany, Spain, the UK and the U.S., we distribute and sell Ameluz® through our own sales force and recognize revenue upon shipment to our customers, such as wholesalers or hospitals or physicians. We have entered into license and distribution agreements with a variety of partners in other European countries and Israel. According to these agreements, we produce our products and sell them to our distribution or commercial partners at a transfer price, which is a defined percentage of the estimated final sales price in the respective country or territory. Such percentages range from 35% to 60%. Since production of Ameluz® is specific for most countries, we typically produce larger lots for our distribution or commercial partners and ship and invoice them. Our distribution or commercial partners hold inventory and subsequently sell stock over time in their applicable country or territory. We recognize revenue upon shipment to such partners. Upon signing of our license and supply agreements, we also typically receive one-time payments from our distribution partners.

Accordingly, the primary factors that determine our revenue derived from our products are:

●	the level of orders generated by our sales force in the U.S. and Germany;

●	the level of orders from our commercial partners

●	the level of prescriptions and institutional demand for our products; and

●	unit sales prices.

We also generate revenue from development projects entered into with Maruho. Under a collaboration and partnership agreement we entered into with Maruho, development work for the product candidates will be carried out either by our personnel or by subcontractors that we select. All costs under these projects will be borne by Maruho (subject to a cap of €2.5 million) and invoiced from us to Maruho on a monthly basis. We generated revenue of €1.4 million from this agreement in the fiscal year ended December 31, 2017 and revenue of €1.2 million in the fiscal year ended December 31, 2016. Our agreement with Maruho was initially limited to December 31, 2017 and was extended to March 31, 2018. We do not expect to receive significant revenue under this contract in the fiscal year ended December 31, 2018; however, we are currently discussing with Maruho a potential further extension or expansion.

Revenue from the sales of our BF-RhodoLED® photodynamic therapy lamp, which we mainly use our lamp to support sales of Ameluz®, and Belixos®, our over-the-counter line of skin care cosmetics products, are relatively insignificant compared with the revenues generated through our sales of Ameluz®.

Between 2016 and 2017, revenue in Germany increased by 6% due to higher volume of sales, revenue in other European countries increased by 30%, driven primarily by higher volumes of sales in Spain. In the U.S. during such period, revenue increased by 447%, driven by significantly larger volumes sold to customers in the fiscal year ended December 31, 2017 and the fact that in 2016 we earned revenue in the U.S. only in the fourth quarter of the fiscal year.

We expect our revenue from sales in the U.S. to continue to increase as we further expand our commercialization efforts in that country. In addition, in March 2018 we received approval from the European Commission for label extension for the treatment of mild to moderate actinic keratoses on the face and scalp using Ameluz® in combination with daylight photodynamic therapy. We expect that this approval will enable us to compete more effectively in Europe, which we believe will lead to increased revenues in that region.

The following table provides a breakdown of revenue for the past three fiscal years:

	Year ended December 31,
	2017	2016	2015
	€	€	€
Germany	2,673	2,515	3,028
United States	6,312	1,153	-
Other International revenues	1,617	1,247	1,040
One time license payments	-	40	70
Development Projects	1,423	1,177	-
Total Revenue	12.025	6,132	4,138

Cost of Goods Sold

Our cost of goods sold is comprised of all direct manufacturing expenses for our products, including any expenses associated with manufacturing and logistics, such as packaging, freight or transportation costs. We further include any costs associated with changes or upgrades in the manufacturing processes at our third party manufacturers which had to be paid by us to fulfill certain post-approval obligations requested by the EMA. All overhead costs associated with manufacturing are also included in our costs of goods sold.

Research and Development Expenses

We incur research and development expenses related to our clinical and drug and medical device development programs. Our research and development expenses consist of expenses incurred in developing, testing and manufacturing drugs and devices for clinical trials, as well as seeking and maintaining regulatory approval of our product candidates, including:

●	expenses associated with regulatory submissions, clinical trials and manufacturing;

●	payments to third party contract research organizations, or CROs, contract laboratories and independent contractors;

●	payments made to regulatory consultants;

●	payments made to third party investigators who perform clinical research on our behalf and clinical sites where such testing is conducted;

●	personnel related expenses, such as salaries, benefits, travel and other related expenses;

●	expenses incurred to obtain and maintain regulatory approvals and licenses, patents, trademarks and other intellectual property; and

●	facility, maintenance, and allocated rent, utilities, and depreciation and amortization, and other related expenses.

Research and development costs totaled €4.2 million, €4.6 million and €6.2 million for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

The following table summarizes the costs of significant projects and reconciling items to arrive at total research and development expenses for the periods shown (in thousands of euros):

	Year ended December 31,
	2017	2016	2015
	€	€	€
Clinical studies (external expenses)	1,363	1,356	1,833
FDA and EMA fees	741	932	2,072
Other expenses	2,121	2,352	2,299
Total Research and development expenses	4,225	4,640	6,204

As we continue our clinical trial program for Ameluz®, both to show effectiveness in comparison to other drugs or therapies and to try to extend the current indications of Ameluz®, we expect to incur similar levels of research and development expenses. In addition, any termination of, or delays in completing, our clinical trials will slow down our product development and approval process, leading to increased costs.

Sales Costs

Sales costs consist primarily of salaries, benefits and other related costs for personnel serving in our sales, marketing and business development functions in Germany, Spain and the U.S. Our sales costs also include costs related to marketing materials as well as sales congresses, industry conferences and similar events conducted to promote our products. Sales costs for the fiscal year ended December 31, 2015 also include marketing expenses in the UK incurred by our former marketing partner Spirit Healthcare, which expenses were reimbursed by us until our contract with Spirit Healthcare terminated in July 2015.

In 2016 and 2017, we significantly increased our sales costs with the continued commercialization of our products, in particular, to establish and build, after obtaining FDA approval in 2016, a marketing and sales organization in the U.S. in connection with the launch of commercial sales in the U.S. of Ameluz® and our BF-RhodoLED® lamp. The increase in sales costs related primarily to the hiring of new sales professionals in the U.S. As our presence becomes more established in the U.S., we plan to leverage our sales professionals and will seek to generate more revenue per person so that revenues related to efforts from these salespersons exceed their cost. In the near term, we expect our sales costs to increase as we expand our commercialization efforts in the U.S.

We incurred sales costs of €16.9 million, €8.8 million and €4.2 million for the fiscal years ended December 31, 2017, December 31, 2016, and December 31, 2015, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, investor relations, information technology and human resources. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, investor relations, travel, insurance premiums and depreciation.

We incurred general and administrative expenses of €3.1 million, €2.9 million and €2.8 million for the fiscal years ended December 31, 2017, December 31, 2016, and December 31, 2015, respectively.

Stock Compensation

We grant stock options to members of our management board, senior management, and employees. We recognize compensation expense as a charge to operations over the relevant vesting period of the options, which generally is four years.

The aggregate estimated fair value for options issued during the fiscal year ended December 31, 2017 was approximately €1.8 million as compared to €1.5 million in the fiscal year ended December 31, 2016, which is being recognized over the vesting periods. Total compensation expense recorded related to options during the fiscal year ended December 31, 2017, was approximately €0.2 million. From inception through the fiscal year ended December 31, 2017, we have incurred cumulative compensation expense related to stock options of approximately €0.7 million.

Finance Expense

Finance expense consists of interest income and interest expense, and foreign exchange gains (losses). Interest income consists of interest earned on our cash and cash equivalents. The interest expenses were the result of interest payments on our two series of warrant bonds outstanding during 2015, 2016 and 2017, and of the compounding of interest on those two series of warrant bonds, using the effective interest method. Interest expenses in the fiscal year ended December 31, 2017, further included interest for the loan under the EIB credit facility, calculated by using the effective interest method. We incurred finance expense of €1.1 million, €1.2 million and €1.2 million in the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

Other Income and Expenses

Other income and expenses include currency losses from consolidating an intercompany U.S. dollar loan by Biofrontera AG to its wholly-owned U.S. subsidiary Biofrontera Inc. Additionally, in 2016, we also recorded the reimbursement of the application fee we had paid to the FDA in 2015 upon submission of our New Drug Application under the U.S. Prescription Drug User Fee Act, or PDUFA fee, in other income. Payment of that fee was made in 2015 and recorded in research and development expenses.

Income Taxes

As a result of the net losses we have incurred in each fiscal year since inception, we have recorded no provision for income taxes during such periods. At December 31, 2017, we had net operating loss carry-forwards for German corporation and trade tax purposes of €227.7 million. Deferred tax assets are generally determined on the basis of the existing income tax rates in Germany. As a result of the German Company Tax Reform Act 2008, the corporation tax rate is set at 15%. When a solidarity surcharge of 5.5% is included, this results in a combined tax rate of 15.8%.

In addition to the corporate tax rate, our company is also subject to a local business tax rate of 16.6%. As the business taxes are not deductible as an operating expense, the resulting tax rate is 32.4%.

Loss carry forwards have an unlimited carry forward period under current German law.

We are also subject to corporate taxation in the United States.

We are entitled under U.S. laws to carry forward any losses incurred from tax years ending on or before December 31, 2017 for a period of twenty years and can offset our losses carried forward against future taxes. As of December 31, 2017, we had tax loss carryforwards in the U.S. totaling €8.0 million.

The corporate tax rate in the United States as of December 31, 2017 was 35%.

At present, there is a new corporate tax rate in the United States of 21% effective for the tax years ending in 2018 and thereafter. Also effective for tax years ending in 2018 and forward, the carry forward of losses is indefinite but limited to up 80% of computed taxable income. The United States does from time to time, amend the level of taxation levied on corporations and there is no certainty that the tax rate currently in effect will not change in the future.

Due to the lack of predictability regarding future taxable profits, the existing deferred tax assets deriving, as a matter of principle, from loss carryforwards and tax deductible differences were not recognised on the balance sheet, in accordance with IAS 12.34.

Effect of Foreign Currency Fluctuations

We publish our consolidated financial statements in euros. Historically, most of our revenues and expenses have also been denominated in euros. Therefore, historically, we had not been subject to any major influences on our net income due to currency exchange effects. Since we have obtained FDA approval and begun to commercialize our products in the U.S., however, we generate a significant part of our revenues and expenses in U.S. dollars. These revenues and expenses incurred in U.S. dollars will be translated into euros when they are reported in our consolidated financial statements. As a result, any substantial future appreciation or decline of the U.S. dollar against the euro could have a material effect on our revenue and profitability.

Our holding company Biofrontera AG has provided to our wholly-owned U.S. subsidiary Biofrontera Inc. an inter-company loan to provide financial funds for our U.S. operations. The loan is denominated in U.S. dollars and interest bearing. Any fluctuation of the exchange rate between the euro and the US dollar will have an impact on our consolidated profit and loss statement.

Our product Ameluz® is manufactured by a third party contract manufacturer in Switzerland. Any invoices by such manufacturer are denominated in Swiss Francs. As our sales and revenue increase, we expect to increase the manufacturing purchases from our Swiss manufacturer and could, therefore, be increasingly subject to currency exchange effects from these Swiss Franc denominated transactions with our Swiss manufacturer.

Comparison of Fiscal Years Ended December 31, 2017 and December 31, 2016

Total revenue

Total Revenue
	Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Germany	2,673	2,515	158	6%
United States	6,312	1,153	5,159	447%
Other International Revenues	1,617	1,247	370	30%
One Time License Payments	-	40	(40)	(100%)
Maruho Development Project	1,423	1,177	246	21%
Total Revenue	12,025	6,132	5,893	96%

Revenue for the fiscal year ended December 31, 2017 increased by approximately 96%, to €12.0 million, from €6.1 million for the fiscal year ended December 31, 2016.

During the fiscal year ended December 31, 2017, we recorded €2.7 million of revenue in Germany, which represents an increase of €158 thousand or 6% compared to the fiscal year ended December 31, 2016. This increase was mainly due to increased adoption of Ameluz® PDT by dermatologists in Germany.

During the fiscal year ended December 31, 2017, we recorded revenue of €1.6 million from the sale of products in other European countries, either to our distribution partners or from our own sales in countries other than Germany. This represents an increase of €370 thousand or 30%.

During the fiscal year ended December 31, 2017, we recorded €6.3 million revenue in the U.S. We launched commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the U.S. in October 2016 and thus earned revenue in the U.S. in 2016 for only a small part of the year. Revenue in the U.S. in the fiscal year ended December 31, 2017 increased significantly by €5.2 million or 447% as compared to the fiscal year ended December 31, 2016 and, as a result, the U.S. now represents the largest regional market for us.

Revenue from the development projects with Maruho was €1.4 million during the fiscal year ended December 31, 2017, which represents an increase of €246 thousand or 21% compared to the fiscal year ended December 31, 2016. We expect an insignificant amount revenue (less than €100 thousand) from this contract in fiscal year ended December 31, 2018.

We did not record any license income during the fiscal year ended December 31, 2017. We had €40 thousand in license income in the fiscal year ended December 31, 2016.

Cost of sales

Cost of Sales
	Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(1,715)	(1,652)	(63)	4%

Cost of sales was €1.7 million for the year ended December 31, 2017, compared to €1.7 million for the year ended December 31, 2016, an increase of €63 thousand. This increase resulted primarily from a higher volume of products sold during the period. This is primarily due to the fact that a higher portion of our revenue in the fiscal year ended December 31, 2017 was earned through sales made by our proprietary sales force, rather than through our license partners. In addition, we incurred manufacturing expenses in connection with our FDA approval process in 2016 and did not incur similar expenses in 2017.

Research and development expenses

Research and Development Expenses
	Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	(1,363)	(1,356)	(7)	1%
FDA and EMA Fees	(741)	(932)	191	(21%)
Other research and development expenses	(2,121)	(2,352)	231	(10%)
Total research & development expenses	(4,225)	(4,640)	415	(9%)

Research and development expenses were €4.2 million for the fiscal year ended December 31, 2017, compared to €4.6 million for the fiscal year ended December 31, 2016, a decrease of €415 thousand, or 9%. This decrease was mainly due to a reduction in fees paid to regulatory agencies.

Research and development expenses incurred in 2017 and 2016 were related to our clinical and drug and medical device development programs as well as expenses associated with maintaining the European and the U.S. approval dossier, preparing regulatory documentation and filing with regulatory authorities, in particular with the FDA in the U.S. and the EMA in Europe for Ameluz® and our BF-RhodoLED® lamp. A small portion of our expenses were associated with filing and maintaining our patents and other intellectual property rights.

Sales costs

Sales Costs
	Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Personnel expenses	(9,951)	(5,063)	(4,888)	97%
Trade shows and marketing material	(1,304)	(566)	(738)	130%
Logistics and other	(5,667)	(3,134)	(2,533)	81%
Total sales costs	(16,922)	(8,763)	(8,159)	93%

Sales costs were €16.9 million for the fiscal year ended December 31, 2017, compared with €8.8 million for the fiscal year ended December 31, 2016, an increase of €8.2 million, or 93%.

Sales costs include salaries and other benefits for our sales and marketing teams in the U.S., in Germany and in Spain, costs for marketing material such as flyers and promotional materials distributed to physicians, and costs for marketing events such as symposia and scientific meetings. During the fiscal year ended December 31, 2017, we invested in building a sales and marketing infrastructure in the U.S., hiring qualified personnel and incurred expenses for marketing activities in the U.S. following the approval by the FDA and commercial launch. The increase in sales costs was mainly due to these investments in the U.S., which we expect to continue to incur.

General and administrative expenses

General and Administrative Expenses
	Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(3,097)	(2,853)	(244)	9%

General and administrative expenses increased by 9%, to €3.1 million for the fiscal year ended December 31, 2017, compared to €2.9 million for the fiscal year ended December 31, 2016. This increase was mainly due to financing costs, including consultancy fees in connection with our analysis of potential investors, and to higher legal fees relating to lawsuits brought against us by a shareholder (See “Item 8—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information)

Interest income and expense

Interest Income and Expense
	Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(1,133)	(1,207)	74	(6%)
Interest Income	38	3	35	1169%

Interest income was €38 thousand during the fiscal year ended December 31, 2017, compared with €3 thousand during the fiscal year ended December 31, 2016.

The interest expense in the fiscal years ended December 31, 2017 and December 31, 2016 was €1.1 million and €1.2 million, respectively. Interest expense consists primarily of interest payable for our 2009/2017 warrant bonds issued in 2009, or Warrant Bond I (€0.3 million in the fiscal year ended December 31, 2017, and €0.5 million in fiscal year ended December 31, 2016) and for our convertible bonds 2016/2021 and 2017/2022 issued in 2016/2017 (€0.2 million in the fiscal year ended December 31, 2017, and €0.0 million in the fiscal year ended December 31, 2016), calculated using the effective interest method. It further includes interest due on the loan received under the EIB credit facility (€0.5 million in the fiscal year ended December 31, 2017 and €0 in the fiscal year ended December 31, 2016). In addition, interest expense in the fiscal year ended December 31, 2016 included €0.7 million related to the 2011/2016 warrant bonds issued in 2011, or Warrant Bond II (€0 in the fiscal year ended December 31, 2017).

Other income and (expense), net

Other Income and (Expense), Net
	Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	(1,073)	2,404	(3,477)	(145%)

Other income (expense), net was € (1.1) million for the fiscal year ended December 31, 2017, compared with € 2.4 million for the fiscal year ended December 31, 2016. A significant portion of this decrease was attributable to the reimbursement of the PDUFA fee in the year 2016 of €2.1 million. In addition, currency losses of € 1.2 million from an intercompany U.S. dollar loan by Biofrontera AG to its wholly-owned U.S. subsidiary Biofrontera Inc. were incurred. We expect our exposure to increases and decreases in the U.S. dollar-euro exchange rate to increase as our operations in the U.S. continue to expand.

Comparison of Fiscal Years Ended December 31, 2016 and December 31, 2015

Total revenue

Total Revenue
	Year ended December 31,		Increase (decrease)
	2016	2015	Amount	Percentage
	€ thousands (except percentages)
Germany	2,515	3,028	(513)	(17%)
United States	1,153	-	1,153	n/a
Other International Revenues	1,247	1,040	207	20%
One Time License Payments	40	70	(30)	(43%)
Maruho Development Project	1,177	-	1,177	n/a
Total Revenue	6,132	4,138	1,994	48%

Revenue for the fiscal year ended December 31, 2016 increased by approximately 48%, to €6.1 million, from €4.1 million for the fiscal year ended December 31, 2015.

During the fiscal year ended December 31, 2016, we recorded €2.5 million of revenue in Germany, which represents a decrease of €513 thousand or 17% compared to the fiscal year ended December 31, 2015. This decrease was mainly due to the change of competitive landscape following the introduction in the EU of a drug identical to Metvix® and approved for daylight photodynamic therapy.

During the fiscal year ended December 31, 2016, we recorded revenue of €1.3 million from the sale of products in other European countries, either to our distribution partners or from our own sales in countries other than Germany. This represents an increase of €207 thousand or 20%.

During the fiscal year ended December 31, 2016, we further recorded €1.2 million revenue in the U.S. We launched commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the U.S. in October 2016 and thus earned revenue in the U.S. for only a small part of the year.

Revenue from the development projects with Maruho was €1.2 million during the fiscal year ended December 31, 2016. In 2015 we had no revenue from these projects.

We also recorded €40 thousand in license income during the fiscal year ended December 31, 2016. We received these license payments following the achievements of milestones as set forth in one of our license and supply agreements. We had €70 thousand in license income in the fiscal year ended December 31, 2015.

Cost of sales

Cost of Sales
	Year ended December 31,		Increase (decrease)
	2016	2015	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(1,652)	(1,236)	416	(34%)

Cost of sales was €1.7 million for the year ended December 31, 2016, compared to €1.2 million for the year ended December 31, 2016, an increase of €416 thousand. This increase resulted primarily from a higher volume of products sold during the period.

Research and development expenses

Research and Development Expenses
	Year ended December 31,		Increase (decrease)
	2016	2015	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	(1,356)	(1,833)	477	(26%)
FDA and EMA Fees	(932)	(2,072)	1,140	(55%)
Other research and development expenses	(2,352)	(2,299)	(53)	2%
Total research & development expenses	(4,640)	(6,204)	1,564	(25%)

Research and development expenses were €4.6 million for the fiscal year ended December 31, 2016, compared to €6.2 million for the fiscal year ended December 31, 2015, a decrease of €1.6 million, or 25%. This decrease was mainly due to a PDUFA fee of €2.1 million that we had to pay to the FDA upon submission of our New Drug Application in 2015. This fee is usually waived for small companies for their initial submission. In consultation with the FDA, Biofrontera lodged an application for a waiver of this fee, but this could not be processed on the filing date as the FDA did not have a process for handling such applications. This fee was refunded by the FDA in March 2016 and was recorded in other income in fiscal year ending December 31, 2016.

Research and development expenses incurred in 2015 and 2016 were related to our clinical and drug and medical device development programs as well as expenses associated with maintaining the European approval dossier, preparing regulatory documentation and filing with regulatory authorities in other regions, in particular with the FDA in the U.S. for Ameluz® and our BF-RhodoLED® lamp. A small portion of our expenses were associated with filing and maintaining our patents and other intellectual property rights.

Sales costs

Sales Costs
	Year ended December 31,		Increase (decrease)
	2016	2015	Amount	Percentage
	€ thousands (except percentages)
Personnel expenses	(5,063)	(1,965)	(3,098)	158%
Trade shows and marketing material	(566)	(670)	104	(16%)
Logistics and other	(3,134)	(1,535)	(1,599)	104%
Total sales costs	(8,763)	(4,170)	(4,593)	110%

Sales costs were €8.8 million for the fiscal year ended December 31, 2016, compared with €4.2 million for the fiscal year ended December 31, 2015, an increase of €4.6 million, or 110%.

Sales costs include salaries and other benefits for our sales and marketing teams in Germany and Spain, costs for marketing material such as flyers and promotional materials distributed to physicians, costs for marketing events such as symposia and scientific meetings, as well as marketing expenses incurred in the UK by our contract partner Spirit Healthcare and reimbursed by us until the contract with Spirit Healthcare terminated in July 2015. During the fiscal year ended December 31, 2016, we further invested in building a sales and marketing infrastructure in the U.S., hiring qualified personnel and incurred expenses for marketing activities in the U.S. following the approval by the FDA and commercial launch. The increase in sales costs was mainly due to these investments in the U.S., which we expect to continue to incur.

General and administrative expenses

General and Administrative Expenses
	Year ended December 31,		Increase (decrease)
	2016	2015	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(2,853)	(2,759)	94	(3%)

General and administrative expenses increased by 3%, to €2.9 million for the fiscal year ended December 31, 2016, compared to €2.8 million for the fiscal year ended December 31, 2015. This increase was mainly due to higher financing expenses.

Interest income and expense

Interest Income and Expense
	Year ended December 31,		Increase (decrease)
	2016	2015	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(1,207)	(1,169)	(38)	3%
Interest Income	3	9	(6)	(67%)

Interest income was €3 thousand during the fiscal year ended December 31, 2016, compared with €9 thousand during the fiscal year ended December 31, 2015.

Warrant bonds issued in 2011, or Warrant Bond II (€0.7 million in the fiscal year ended December 31, 2016, and €0.7 million in the fiscal year ended December 31, 2015), calculated using the effective interest method. The interest payments for the 2014 calendar year for Warrant Bond I and Warrant Bond II were made in January 2015. The payment of interest on Warrant Bond I for the 2015 calendar year was made in the end of December 2015, and the payment of interest on Warrant Bond II for the 2015 calendar year was made in the beginning of January 2016.

Other income and (expense), net

Other Income and (Expense), Net
	Year ended December 31,		Increase (decrease)
	2016	2015	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	2,404	187	2,217	Not meaningful

Other income (expense), net was €2.4 million for the fiscal year ended December 31, 2016, compared with €0.2 million for the fiscal year ended December 31, 2015. A significant portion of this increase was attributable to the reimbursement of the PDUFA fee in the year 2016 of €2.1 million.

Liquidity and Capital Resources

We devote a substantial portion of our cash resources to research and development and sales, general and administrative activities primarily related to the commercialization of our products, Ameluz® and BF-RhodoLED® lamp. We have financed our operations primarily with the proceeds of the issuance and sale of equity securities, warrant bonds and convertible bonds and, since May 2017, with proceeds from the EIB credit facility, and supply revenue and licensing income from some of our distribution partners. To date, we have generated supply revenue from direct sales in Germany, Spain and the UK as well as from sales to distribution partners in some European countries.

We have incurred losses and generated negative cash flows from operations since inception. As of December 31, 2017, we had an accumulated deficit of €136.5 million. As of December 31, 2017, we had cash and cash equivalents of €11.1 million. In May 2017, we entered into the EIB credit facility under which EIB agreed to provide us with loans of up to €20 million in the aggregate. In 2017, we borrowed €10 million under the EIB credit facility, all of which remains outstanding as of the date of this annual report. We cannot borrow more than €10 million in the aggregate under the EIB credit facility until we achieve revenues of €15 million on a 12-month rolling basis, and we must meet other conditions in order to borrow the full amount. See “Description of Our Principal Financing Documents — European Investment Bank Loan Commitment and Security Agreements” below.

In February 2018, we listed ADS on the Nasdaq Capital Market. In connection with that listing we generated net proceeds of approximately €21.6 million from a rights offering of ordinary shares in Germany and our initial public offering of ADSs in the U.S.

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented:

		Year ended December 31,
	2017	2016	2015
	€ thousands
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(13,119)	(10,259)	(9,655)
Investing activities	(375)	(455)	17
Financing activities	9,451 (1)	21,881	5,088
Net increase (decrease) in cash and cash equivalents	(4,043)	11,167	(4,550)

(1) Does not include net proceeds of approximately €21.6 million from our rights offering of ordinary shares in Germany and initial public offering of ADSs in the U.S., which were completed in February 2018.

Operating Activities

For the fiscal years ended December 31, 2017 December 31, 2016 and December 31, 2015, our net cash used in operating activities was €13.1 million, €10.3 million and €9.7 million, respectively. The increase in net cash used in operating activities in the fiscal year ended December 31, 2017 resulted primarily from an increase in sales costs. The increase in sales costs was mainly due to these investments in the U.S., which we expect to continue to incur.

Investing Activities

For the fiscal year ended December 31, 2017, our net cash used in investing activities was €0.4 million, compared to cash used in investing activities of €0.5 million thousand for the fiscal year ended December 31, 2016 and cash provided by investing activities of €17 thousand in the fiscal year ended December 31, 2015. The net cash used in investing activities in the fiscal years ended December 31, 2017 and December 31, 2016 was primarily for the purchases of tangible and intangible assets.

Financing Activities

Our net cash provided by financing activities was €9.5 million for the fiscal year ended December 31, 2017 compared to €21.9 million for the fiscal year ended December 31, 2016 and €5.1 million in the fiscal year ended December 31, 2015. The cash provided by financing activities in the fiscal year ended December 31, 2017 was primarily due to the issuance of a convertible bond in the amount of €5.0 million, the repayment of our 2009/17 option bond in the aggregate amount of €3.6 million, including accumulated interest and the drawdown of the first tranche of €10.0 million drawn from the loan under our EIB credit facility. The cash provided by financing activities for the fiscal year ended December 31, 2016 was primarily the result of the issuance of shares in our rights offering as well as the issuance of convertible bonds, providing net proceeds of €29.0 million. In the fiscal year ended December 31, 2015, we generated net proceeds of €6.3 million from the issuance of our ordinary shares.

Future Capital Requirements

We believe that our existing cash and cash equivalents, including net proceeds of approximately €21.6 million from a rights offering of ordinary shares in Germany and our initial public offering of ADSs in the U.S., the funds available to us under our EIB credit facility, together with revenue from product sales and future milestone or license payments, will be sufficient to enable us to fund our operating expenses and to advance our commercialization strategy in the U.S. for the next 12 months. After such period, however, we may require additional public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives to meet our working capital requirements and to fund the continuing commercialization of our existing products and the launch of any new products in the U.S., the EU or other jurisdictions. Our existing financing arrangements place important restrictions on our ability to raise additional debt. See “Description of Our Principal Financing Documents” below.

Our need for additional sources of liquidity and capital will depend significantly on the level and timing of regulatory approval and product sales, as well as the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products and product candidates. Moreover, changing circumstances may cause us to spend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control.

We expect to continue to incur substantial additional operating losses from significant sales, marketing and manufacturing expenses in the U.S. as we seek to expand the commercialization of Ameluz® in the U.S. and undertake further clinical trials and other activities related to extending the approved indications for Ameluz®. In addition, we expect to incur additional expenses to add and improve operational, financial and information systems and personnel, including personnel to support our product commercialization efforts. We also expect to incur significant costs to continue to comply with corporate governance, internal controls and similar requirements applicable to us as a public company in the U.S. and in Germany.

Our future use of operating cash and capital requirements will depend on many forward-looking factors, including the following:

●	the costs of our commercialization activities for Ameluz®, most importantly in the U.S.;

●	the scope, progress, results and costs of development for extending indications for Ameluz®;

●	the costs of maintaining and extending our regulatory approvals;

●	the extent to which we acquire or invest in products, businesses and technologies;

●	the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products; and

●	the costs of preparing, submitting and prosecuting patent applications and maintaining, enforcing and defending intellectual property claims.

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13 million payment that we must make on July 6, 2022. To the extent that our capital resources are insufficient to meet our future operating and capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. We have no committed external sources of funds, other than the EIB credit facility, under which future borrowings are subject to draw conditions, including, the achievement of specified milestones. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing. For example, under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1 million without the prior consent of EIB (subject to certain exceptions).

If we raise additional funds by issuing equity securities, our shareholders will experience dilution. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2017:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	€ thousands
Operating leases	4,307	933	1,186	1,000	1,188
Convertible bond 2016/2021(1)	83	—	—	83	—
Interest	20	5	10	5	—
Convertible bond 2017/2022	2,662	—	—	2,662	—
Interest	720	160	320	240	—
EIB loan	10,000		838	10,000	—
Interest	5,605	380	822	4,387
Total	23,397	1,478	2,354	18,377	1,188

(1) On March 15, 2018, we announced that we had exercised our right to redeem the outstanding principal amount of the convertible bond 2016/2021. The redemption will take place on April 30, 2018.

Our long-term commitments under operating leases shown above consist of payments relating to our facility leases in Leverkusen, Germany, which all expire by 2025 and our facility lease in Wakefield, Massachusetts. Operating leases also include contracts for the lease of certain office equipment as well as our obligations under lease contracts for company cars.

Description of Principal Financing Documents

European Investment Bank Loan Commitment and Security Agreements

On May 19, 2017, we entered into a Finance Contract with EIB, which we sometimes refer to as the EIB credit facility, whereby EIB has committed to lend us up to €20 million. The loan terms specify that the amounts drawn will be used to finance up to approximately 50% of specified research and development expenses forecast to be made by us between 2017 and 2020. The key terms of the EIB credit facility are as follows:

●	Term and Availability. The EIB credit facility can be drawn in up to four tranches each in a minimum amount of €5 million, each of which matures 5 years from the scheduled date of disbursement for the relevant tranche. The final availability date for the EIB credit facility is May 19, 2019.

●	Conditions to disbursement. We have already drawn the first €10 million of the loan commitment in the form of two €5 million tranches. We may draw up to an additional €5 million (for a total aggregate draw of up to €15 million) if we provide evidence satisfactory to EIB that we have reached consolidated revenues of €15 million on a 12-month rolling basis, and we may draw up to a further €5 million (for a total aggregate draw of up to €20 million) if we provide evidence satisfactory to EIB that we have reached consolidated revenues of €35 million on a 12-month rolling basis and that we have raised at least an additional €5 million in equity financing.

●	Use of Proceeds and Co-Funding Requirement. We are required to use proceeds from the EIB credit facility in order to fund post-marketing level clinical trials to produce data for obtaining regulatory clearance in the EU and U.S. for Ameluz® in different indications and treatment modalities, referred to as the “Project”. In addition, we are required to ensure that we have available, and to expend, our own funds to finance approximately 50% of the Project budget (which is approximately €40 million in total). This means that, for any given year we may use the EIB credit facility to finance only approximately 50% of costs related to the Project.

●	Interest. There are three components to the interest we pay under the EIB credit facility: quarterly floating interest payments, a deferred interest payment, and a performance participation interest payment. We make floating interest payments each quarter based on a rate per annum equal to EURIBOR plus 4.00%. The deferred interest and the performance participation interest payments are payable in full when the relevant tranche matures (or on any earlier prepayment date). Deferred interest accrues daily on each €5 million tranche at a rate of 6.0% per annum. For each €5 million tranche, the performance participation interest amount is equal to the product of EIB’s disbursement date notional equity proportion in respect of such tranche multiplied by our market capitalization on the maturity date of such tranche. The disbursement date notional equity proportion in relation to the outstanding €10 million loan is 0.64%.

●	Restriction on Debt. We are not permitted to incur additional third-party debt in excess of €1 million without the prior consent of EIB. This restriction is subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases.

●	Events of Default. The EIB credit facility contains a number of provisions allowing EIB to accelerate the payment of all or part of amounts outstanding under the EIB credit facility, including customary acceleration provisions for failure to make payments, inaccuracy of representations and warranties, default on other loan obligations (cross-default), illegality or change of law, and events relating to bankruptcy, insolvency and administration. In addition, EIB may accelerate upon any event or change in condition which in the opinion of EIB has a material adverse effect on our business, operations, property, condition (financial or otherwise) or prospects, or on the business, operations, property, condition (financial or otherwise) or prospects of Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH or Biofrontera Inc.

●	Other Covenants. Subject in each case to certain exceptions, the EIB credit facility contains negative covenants and restrictions, including among others: restrictions on the granting of security, on the provision of loans and guarantees, on the disposal of assets and on a change of business. Furthermore, we must retain 100% ownership of Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH and Biofrontera Inc. and 51% ownership of any other subsidiary whose gross revenues, total assets or EBITDA represent 5% or more of our consolidated gross revenues, total assets or EBITDA. The EIB credit facility also contains affirmative covenants, such as the execution of the Project as described in the EIB credit facility agreement, mandatory periodic reporting of financial and other information and the notification upon the occurrence of any event of default.

●	Cancellation Upon Project Cost Reduction. If it is determined that the total principal amount of the loan drawn by us exceeds 50% of the total cost of the Project, EIB may cancel the undisbursed portion of the loan and demand prepayment of the loan up to the amount by which the loan, excluding accrued interest, exceeds 50% of the total cost of the Project.

Convertible Bond II

In January 2017, we issued a convertible bond with an aggregate principal amount of €4.999 million, which is divided into 49,990 non-registered pari passu ranking bonds, each with a principal amount of €100. These bonds bear interest at a rate of 6% per annum on their principal amount from and including February 1, 2017. We must pay interest on these bonds semi-annually in arrears on January 1 and July 1 of each year. We must redeem these bonds in full on January 1, 2022, by paying the outstanding principal amount, together with accrued interest on the principal amount until (but excluding) the maturity date, unless they have previously been redeemed or converted or purchased and cancelled. The bonds were offered on a preemptive basis to all existing shareholders and were fully subscribed.

The terms and conditions of these bonds provide that each bondholder is entitled to declare due and payable the entire principal amount and any other claims arising from the bonds if we fail to pay within 30 days after the relevant payment date any amounts due and payable on the bonds or we exceed the “permissible indebtedness” under the terms and conditions by incurring additional debt. We will be deemed to exceed the “permissible indebtedness” if, as a result of our incurrence of any debt, both (1) our “net financial indebtedness” exceeds €25 million, and (2) our “net indebtedness quota” exceeds 4.0. “Net financial indebtedness” is defined as (i) the sum of long-term financial liabilities and short-term financial debt, less (ii) cash and cash equivalents, and “net indebtedness quota” is defined as the quotient of (i) our “net financial indebtedness” divided by (ii) our EBITDA (as defined in the terms and conditions of the bonds). For purposes of these calculations, all relevant figures are determined based on our most recent published annual or interim quarterly financial reports at the time we incur additional debt. We will not be deemed to exceed the “permissible indebtedness” if the “net indebtedness quota” exceeds 4.0 due to a reduction of our EBITDA.

We granted each bondholder the right to convert its bonds, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €3.50 per share from the date of issuance until March 31, 2017; €4.00 per share from April 1, 2017 until December 31, 2018; and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion price was reduced to €4.75 in accordance with section 11 of the bond terms and conditions. As of the date of this annual report, a principal amount of €2.3 million of these convertible bonds has been converted into shares.

Convertible Bond I

In December 2016, we issued a convertible bond with a maturity date of January 1, 2021 (“Convertible Bond I”). The Convertible Bond I has an aggregate principal amount of €4.999 million, which is divided into 49,990 non-registered pari passu ranking bonds, each with a principal amount of €100. These bonds bear interest at a rate of 6% per annum on their principal amount from and including January 1, 2017. The bonds were offered on a preemptive basis to all existing shareholders and were fully subscribed. As of the date of this annual report, a principal amount of €4,916,000 of these convertible bonds has been converted into our ordinary shares.

The terms and conditions of the Convertible Bond I do not contain any financial or other covenants that would have a material impact on our ability to incur additional indebtedness. For more information on Convertible Bond I and Convertible Bond II, see Note 11 (Financial Liabilities) to our audited consolidated financial statements for the years ended December 31, 2017.

Off-Balance Sheet Transactions

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The consolidated financial statements of Biofrontera for the fiscal year ending December 31, 2017 have been prepared in accordance with the International Financial Reporting Standards, or IFRS, of the International Accounting Standards Board, or IASB, and the interpretations of the International Financial Reporting Standards Interpretations Committee, or IFRS IC, and applicable on the balance sheet date.

The assets and liabilities are recognized and measured in accordance with the IFRS that were required on December 31, 2017.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2017 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of the useful lives of non-current assets and the formation of provisions, as well as income taxes. Estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances. They are continuously reviewed but may vary from the actual values.

While our significant accounting policies are more fully discussed in our consolidated financial statements included in this annual report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements. We have reviewed these critical accounting policies and estimates with the audit committee of our supervisory board.

Revenue Recognition

Our company recognizes revenue in accordance with IAS 18 if the risks and opportunities connected with ownership have transferred to the customer. Our company realizes its revenue primarily through the sale of its products. Income from milestone and licensing agreements with third parties is recognized once the underlying contractual conditions come into effect. The receipt of revenue can always be fully and immediately recognized as revenue if the conditions of IAS 18 IE 20 are met in the form of a one-off contract start payment.

Revenue and other income are recognized if the amount can be measured reliably and payment is sufficiently probable as well as other conditions mentioned below are met. All income in connection with the sale of products and license income is recognized as revenue. Revenue is deemed to be realized when the deliveries and services owed have been provided and substantial risk and chances have been passed to the acquirer.

Most of our revenue is generated by product sales. In accordance with respective local legislation concerning the marketing of pharmaceuticals and medical products, Ameluz® is sold exclusively through pharmaceutical wholesalers or directly to hospitals in Germany, as well as directly to pharmacies and hospitals in other European countries. In the U.S., Ameluz® is reimbursed as a so-called “buy-and-bill drug” and consequently marketed directly to physicians. Additionally in 2017, revenue was generated through passing costs on to Maruho Co. Ltd as part of the agreed development collaboration and partnership.

In the case of direct sales of the BF-RhodoLED® lamps, the delivered products and services on which amounts are owed are settled only after complete installation, since the installation service requires specialised knowledge, is not just an ancillary service and, for legal reasons, the lamp may only be used by the customer after successful installation. In the U.S., some lamps are made available to physicians in return for a fee for an evaluation period of up to six months. A final decision to purchase does not need to be made until the end of this period. The company generated revenues from the monthly fees during the evaluation period, and from the sale of lamps.

Belixos® is predominantly sold through local Amazon websites in the EU. Revenue is recognized after delivery and payment by the customer. Based on experience, return rights granted with the sale through Amazon are exercised by customers in very few cases.

Revenue is recognized, less revenue based trade taxes and sales deductions. Expected sales deductions, such as rebates, discounts or returns, are recognized based on estimated values at revenue recognition. Payment terms for Ameluz® include short-term payment terms with a possibility for sales rebates. Instalment payments over 48 months, which include a financing component, are sometimes agreed upon with the sale of our BF-RhodoLED® lamp.

License income as well as milestone-based payments are recognized when the contractual obligation has been fulfilled.

Share-Based Payments

Share options (equity-settled share-based payments) are valued at the fair value on the date of granting. The fair value of the obligation is capitalized as a personnel expense over the retention period. Obligations relating to cash-settled share-based payment transactions are recognized as liabilities and are measured at the fair value on the balance sheet date. In the event that we have the right to choose between payment in cash or payment using shares when a right is exercised, an increase in the capital reserve is initially performed pursuant to IFRS 2.41 and IFRS 2.43. The costs are recognized over the vesting period.

The fair market value of share options are estimated using the Monte Carlo Simulation valuation model and we use the following methods to determine its underlying assumptions: expected volatilities are based on our calculation of annualized volatilities (based on daily prices and assuming 250 trading days per year) of around 49.00%; the expected term of options granted is based on the assumption that the option holders will exercise their options evenly within the exercise window (years 5 and 6 after the grant date) and have imputed a standardized five-year holding period; the risk-free interest rate of-0.49% is based on the valuation date for a five-year term (spot rate) from the yield curve; and the expected returns are based on applying the capital asset pricing model (CAPM) using the yield curve to first calculate the standard risk-free rate for a perpetual term as applicable on the valuation date. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Research and Development Expenses

Pursuant to IAS 38, development costs are recognized as “intangible assets” under certain conditions. Research costs are recognized as costs as they are incurred. Development costs are capitalized if certain conditions are fulfilled depending on the possible outcome of development activities.

Estimates of such possible outcomes involve management making significant assumptions. In the management’s opinion, due to uncertainties related to the development of new products, the criteria prescribed under IAS 38.57 “Intangible Assets” for capitalizing development costs as assets are only fulfilled by us if the prerequisites for the expansion of the European approval and the approval in the U.S. are met, and if it is likely a future economic benefit will accrue to our company.

The research and development costs relating to Ameluz®, which has been approved in Europe and in the US, and to our company’s other research and development projects are expensed in the period in which they are incurred, based on industry standards. Almost all research and development expenses for a drug product are incurred before clinical Phase III trials are completed. Whether or not a product may receive approval or could be commercialized and generate cash flows at all can only be determined once data from such Phase III trials are available, and consequently development costs cannot be capitalized.

Deferred Taxes

In accordance with IAS 12, we recognize deferred taxes for valuation differences between IFRS valuation and tax law valuation. Deferred tax liabilities are generally recognized for all taxable temporary differences – claims from deferred taxes are only recognized to the extent that it is probable that taxable profits will be available to utilize the claims. The carrying amount of deferred income tax assets is reviewed on each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available against which the deferred tax claim can be at least partially utilized. Previously unrecognized deferred income tax assets are reassessed on each balance sheet date and are recognized to the extent that it is probable from a current perspective that sufficient future taxable profit will be available to realize the deferred tax asset.

Deferred tax liabilities and deferred tax assets are offset if a right to offset exists, and if they are levied by the same tax authority.

Current taxes are calculated on the basis of the company’s taxable earnings for the period. The tax rates applicable to the respective companies on the balance sheet date are used for this purpose.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Overview

We are a German stock corporation (Aktiengesellschaft or AG) and, in accordance with the German Stock Corporation Act (Aktiengesetz), we have two separate boards of directors, the supervisory board (Aufsichtsrat) and the management board (Vorstand). The two boards are separate, and no individual may simultaneously be a member of both boards.

The management board is responsible for the management of our business in accordance with applicable law, our articles of association (Satzung) and the internal rules of procedure (Geschäftsordnung) adopted by our supervisory board. The management board represents us in our transactions with third parties and in other proceedings with third parties.

The principal responsibility of the supervisory board is to supervise the management board. The supervisory board is also responsible for appointing and removing members of the management board and representing our company in connection with transactions between a member of the management board and our company. The supervisory board is not itself permitted to make management decisions, but in addition to its statutory responsibilities, our supervisory board has determined in the rules of procedure for the management board, that certain transactions and decisions require its prior consent. The supervisory board has organized its internal affairs and structure by adopting rules of procedure.

The members of both the supervisory board and the management board are solely responsible for and manage the duties of the relevant board (as described above); therefore, neither board may make decisions that are the responsibility of the other board under applicable law, our articles of association or the internal rules of procedure. Members of both boards owe a duty of loyalty and care to the company. In exercising their duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both boards must take into account a broad range of considerations when making decisions, including the interests of our company and its shareholders.

As a general rule under German law, a shareholder has no direct recourse against the members of the supervisory board or the management board in the event that they are believed to have breached their duty of loyalty and care. Apart from insolvency or other special circumstances, only the company has the right to claim damages from members of either board. We may waive these damages or settle these claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, ten percent or more of our share capital does not have their opposition formally noted in the minutes maintained by a German notary.

Our supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, our management board must, among other things, regularly report to the supervisory board with regard to current business operations and future business planning (including financial, investment and personnel planning). Our supervisory board may, at any time, request special reports regarding our affairs, legal or business relations and our subsidiaries and the affairs of any of our subsidiaries, to the extent that the affairs of such subsidiary may have a significant impact on us.

The following description, as far as it relates to our articles of association, is based on the articles of association which were registered in the commercial register on February 23, 2018.

Supervisory Board

Our articles of association establish that our supervisory board shall have six members and our supervisory board currently consists of six members. We had a vacancy on our supervisory board that was recently filled when, upon request of the management board, a court of competent jurisdiction appointed Reinhard Eyring to serve on our supervisory board until our next general meeting of shareholders. Except for the foregoing, all of the members of our supervisory board are elected at the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. Under German law, the members of a supervisory board may be elected for a term until the adjournment of the shareholders’ meeting resolving on ratification of the acts of management for the fourth fiscal year following the commencement of their respective term of office, where the fiscal year in which such term of office commences shall not be taken into account (i.e., approximately five years, depending on the dates of the annual general meeting at which the members of the supervisory board are elected), which is a standard term of office. Pursuant to our supervisory board’s rules of procedure, only persons who have not yet reached the statutory retirement age (currently: the age of 67) should be proposed as members of our supervisory board. Members of our supervisory board do not have service contracts that provide for benefits upon termination of employment.

Any member so elected by our shareholders may be removed by the shareholders in a general meeting. In addition, any member of our supervisory board may, at any time, resign by giving one month’s prior written notice to the end of a month to the management board, or for important cause without notice. According to our articles of association and the internal rules of procedure of our supervisory board, our supervisory board has a quorum when all members were invited or requested to participate in a decision and no less than three of the members of our supervisory board participated. Unless otherwise provided by our articles of association, resolutions of our supervisory board are passed by simple majority of the votes cast. In the case of a deadlock, the chairman of our supervisory board has the deciding vote. The supervisory board meets at least twice each half-year.

The shareholders’ meeting may, at the same time as it elects the members of our supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. We have not elected any substitute members.

Our supervisory board elects a chairman and a vice chairman from its members. The vice chairman exercises the chairman’s rights and obligations whenever the chairman is unable to do so. The members of our supervisory board have elected Ulrich Granzer as chairman and Jürgen Baumann as vice chairman, each for the term of their respective membership on our supervisory board, but may at any time remove them as chairman and vice chairman, respectively, by supervisory board resolution.

The following table sets forth the names and functions of the current members of our supervisory board and their ages. The terms of all current members of our supervisory board, with the exception of Reinhard Eyring, commenced May 31, 2016 and will end on the date of the annual shareholders’ meeting relating to the accounts of the fiscal year ending December 31, 2020. The term of Mr. Eyring commenced on February 7, 2018, and will end on the date of our next annual shareholders’ meeting.

The business address of the members of our supervisory board is our principal executive office at Hemmelrather Weg 201, D-51377 Leverkusen Germany.

Name	Age	Position
Ulrich Granzer(1)(3)(4)	57	Chairman
Jürgen Baumann(1)(2)	63	Vice chairman
John Borer(1)(2)	60	Supervisory board member
Hansjörg Plaggemars(2)(4)	47	Supervisory board member
Kevin Weber(3)	59	Supervisory board member
Reinhard Eyring	59	Supervisory board member

(1) Member of the personnel committee.

(2) Member of the audit committee.

(3) Member of the research and development and market access committee.

(4) Member of the nomination committee.

The following is a brief summary of the business experience of the members of our supervisory board:

Ulrich Granzer, Ph.D. Dr. Granzer has been the chairman of our supervisory board since 2016. He is Managing Director of Granzer Regulatory Consulting & Services and was formerly director of regulatory affairs at GlaxoSmithKline plc, Knoll AG and Bayer AG. Dr. Granzer is a pharmacist and has been a member of the supervisory board of Biofrontera since 2006.

Jürgen Baumann. Mr. Baumann has been the vice chairman of our supervisory board since 2016 and has been a member of our supervisory board since 2007. As an economics graduate, Mr. Baumann was formerly a member of the Management Board of Schwarz Pharma AG responsible for European operations with eight national subsidiaries and four production sites. Mr. Baumann was chairman of our supervisory board from 2007 through 2016. Up until October 2012, Mr. Jürgen Baumann was a member of the Supervisory Board of Riemser AG, Greifswald.

John Borer III, J.D. Mr. Borer has been a member of our supervisory board since 2016. He is the Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC. He was formerly the Chief Executive Officer and Head of Investment Banking at Rodman & Renshaw, and has held senior positions at Pacific Business Credit and Barclays American Business Credit. He holds a Doctor of Law degree (J.D.) from Loyola Law School in Los Angeles, California.

Hansjörg Plaggemars. Mr. Plaggemars has been a member of our supervisory board since 2016. He is a member of the Management Board of Delphi Unternehmensberatung AG and formerly a member of the Management Board of Deutsche Balaton AG, one of our major shareholders, and was appointed to our supervisory board at Deutsche Balaton AG’s recommendation. See “Principal Shareholders” below. He was formerly the Managing Director and Chief Financial Officer at CoCreate Software GmbH, KAMPA AG, Unister Holdings and Müller Holdings. Mr. Plaggemars is also a board member of Bolanta AG, Carus AG, Eurohaus Frankfurt AG, and Fidelitas Deutsche Industrie Holding AG, among others. He holds a degree in Business Administration from the University of Bamberg.

Kevin Weber. Mr. Weber has been a member of our supervisory board since 2016. He is a Principal at Skysis, LLC, a firm that provides commercial strategy consulting services to pharmaceutical, biotech and medical device companies. Prior to Skysis, LLC, Mr. Weber was Chief Executive Officer of Paraffin International Inc. Before Paraffin International, Mr. Weber was the Vice President of Marketing for Depomed, a specialty pharmaceutical company focused on pain medicine and neurology products. Mr. Weber is also a board member of the American Chronic Pain Association and holds a B.S. in Management and Marketing from Western Michigan University.

Reinhard Eyring. Mr. Eyring has been a member of our supervisory board since February 2018. He is an attorney who is head of Ashurst Germany, a part of Ashurst LLP, and a partner in the corporate department at that firm in Frankfurt. Prior to joining Ashurst Germany, Mr. Eyring was partner and managing partner with another major law firm. Mr. Eyring graduated from the University of Freiburg/Breisgau in 1988. Mr. Eyring has also served as Chairman of the Advisory Committee of Stiftung Leben mit Krebs, Wiesbaden since September 2009.

Supervisory Board Committees and Independence

Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairman, or if he or she is prevented from doing so, the vice chairman, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

Pursuant to Section 107(3) of the German Stock Corporation Act, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by our supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees. The internal rules of procedure of the supervisory board explicitly provide for a personnel committee, an audit committee, and a nomination committee. Furthermore, the supervisory board has set up and appointed a research & development and market access committee.

German law does not require the majority of our supervisory board members to be independent. However, the rules of procedure for our supervisory board require that the supervisory board be composed of a sufficient number of independent members, as determined by our supervisory board. The supervisory board passed a resolution, as recommended by the German Corporate Governance Code, regarding targets for the composition of the supervisory board, and determined that at least half of the supervisory board members should be independent within the meaning of the German Corporate Governance Code. Under rule 5.4.2 of the German Corporate Governance Code, as adopted by our supervisory board’s rules of procedure, a board member is deemed to be independent if such member has no business or personal relationships with us, the management board, a controlling shareholder or an affiliate, that could constitute a material and not only temporary conflict of interest. Our supervisory board has determined that a majority of our supervisory board members are independent directors in accordance with the listing requirements of The NASDAQ Capital Market. The NASDAQ independence definition includes a series of objective tests, including that the board member is not, and has not been for at least three years, one of our employees and that neither the board member nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our supervisory board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our supervisory board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a board member. In making these determinations, our supervisory board reviewed and discussed information provided by the members of the supervisory board and us with regard to each board member’s business and personal activities and relationships as they may relate to us and our management. The wife of our chief executive officer, Prof. Hermann Lübbert, serves as a senior employee of our company responsible for regulatory affairs and manufacturing (“Prokurist”); however, there are no family relationships among any of the members of our supervisory board, the members of our management board or our executive officers.

Personnel Committee

The personnel committee consists of three members: the committee chairman and two other supervisory board members, who are elected by our supervisory board from among its members. The personnel committee prepares the decisions of our supervisory board on the appointment and dismissal of management board members. The personnel committee prepares the conclusion, amendment and termination of the service contracts of the management board members, the determination of an annual bonus and other flexible remuneration elements for the decision of our supervisory board. Only persons who have not yet reached the statutory retirement age (currently: the age of 67) should be proposed as members of our management board.

The personnel committee also decides on: legal transactions with our management board members within the meaning of section 112 of the German Stock Corporation Act, consent concerning work by our management board members outside the company according to section 88 of the German Stock Corporation Act and on ancillary activities (including the assumption of supervisory board offices outside companies that are affiliated with our company within the meaning of sections 15 ff of the German Stock Corporation Act), consent concerning the granting of loans to the categories of persons referred to in sections 89, 115 of the German Stock Corporation Act, the approval of contracts with our supervisory board members pursuant to section 114 of the German Stock Corporation Act, and personnel matters for which our management board requires the approval of our supervisory board in accordance with the rules of procedure. The personnel committee is comprised of the following individuals: Dr. Ulrich Granzer, Jürgen Baumann and John Borer. Mr Baumann is the current chairman.

Audit Committee

The audit committee consists of three members, who elect one committee chairperson. Pursuant to the German Corporate Governance Code, the chairperson should not be a former member of our management board, whose appointment has ended less than two years prior, and should have special knowledge and experience in the application of accounting standards and internal control systems within the meaning of sec. 100(5) of the German Stock Corporation Act. Furthermore, pursuant to the German Corporate Governance Code and our supervisory board’s rules, the chairperson of the supervisory board should not be elected as the chairperson of the audit committee. The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements and, insofar as legally permitted, pass resolutions with respect to these topics. The audit committee’s responsibilities explicitly include (but are not limited to) questions of:

●	accounting and risk management;

●	the necessary independence of our independent registered public accounting firm elected by our annual general meeting, and giving the audit mandate;

●	entering into the remuneration agreement with the auditor, and determining any focus of the audit; and

●	financial matters, for which the management board requires the approval of the supervisory board pursuant to the rules of procedure of the management board.

The members of our audit committee are Hansjörg Plaggemars, Jürgen Baumann and John Borer. Hansjörg Plaggemars and Jürgen Baumann each qualify as an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. John Borer is not considered to be an “independent director” under Rule 10A-3. Jürgen Baumann serves as chairman of the audit committee. Our supervisory board has determined that Hansjörg Plaggemars is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act. Our audit committee focuses in particular on issues relating to accounting and risk management, the auditor’s mandatory independence and the issuing of the audit mandate to the auditor, as well as the overseeing of the audit of the company’s annual financial statement. In companies as defined in Section 264d of the German Commercial Code, which includes Biofrontera, the supervisory board’s nomination for the election of the auditor must be based on the audit committee’s recommendation. Furthermore, in companies as defined in Section 264d of the German Commercial Code, at least one member of the supervisory board must have expertise in the fields of accounting or auditing and be a member of the audit committee.

Research & Development and Market Access Committee

The research & development and market access committee deals with key issues related to product development as well as with any aspects related to the commercialization of our products. After discussions within this committee, it makes appropriate recommendations to our management board and supervisory board. The research & development and market access committee does not have an explicit written charter, but was established pursuant to a supervisory board resolution. Our research & development and market access committee is comprised of the following individuals: Dr. Ulrich Granzer, Hansjörg Plaggemars and Kevin Weber. Dr. Granzer is the current chairman.

Nomination Committee

In addition to the supervisory board chairman, our nomination committee includes two other supervisory board members, who are elected to the committee. Our nomination committee currently is comprised of Dr. Ulrich Granzer (chairman), John Borer and Hansjörg Plaggemars. Our nomination committee proposes suitable candidates for the future staffing of our supervisory board for its nominations at our annual general meeting. In so doing, our nomination committee considers the balance and variation of knowledge, skills and experience of all our supervisory board members, and creates candidate profiles. Insofar as possible, the nomination committee takes into account the targets adopted by our supervisory board for its composition, including the target for equal gender participation. In addition, our nomination committee makes recommendations to or informs our supervisory board of results from regular evaluations of the knowledge, skills and experience of individual board members and our supervisory board in its entirety. In the course of performing its duties, pursuant to the supervisory board’s rules of procedure, our nomination committee can draw on company resources deemed appropriate and also on external consultants within the necessary framework.

Management Board

Under German law and our articles of association, our management board must consist of one or more persons, and the supervisory board determines the exact number of members of the management board. Our supervisory board also appoints the chairman and the vice chairman of the management board, if any.

Currently, our management board consists of three members: Professor Hermann Lübbert, Ph.D., is appointed as chief executive officer (i.e., chairman of the management board); Thomas Schaffer is appointed as chief financial officer; and Christoph Dünwald is appointed as chief commercial officer. Members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board. The management board is generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board has the responsibility for:

●	the preparation of our annual financial statements;

●	the making of a proposal to our shareholders’ meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously by our supervisory board); and

●	regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

Our supervisory board appoints the members of the management board for a maximum term of five years. Reappointment or extension of the term for up to five years is permissible. Our supervisory board may revoke the appointment of a management board member prior to the expiration of his or her term for good cause only, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. Our supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes with the management board, both in and out of court. Our supervisory board may assign these duties to a committee of our supervisory board, except in certain cases in which the approval of the entire supervisory board is required, such as the approval of the compensation of members of our management board and the reduction of the compensation of members of our management board upon a deterioration of our financial condition, which includes, among other things, a bankruptcy or the layoff of a significant number of employees.

According to our articles of association, either (i) two management board members or (ii) one management board member acting jointly with an authorized representative have the authority to act on our behalf. The supervisory board may grant any management board member the right to represent us alone and may release any member of the management board from the restrictions on multiple representations under Section 181, 2nd Case of the German Civil Code.

Prof. Hermann Lübbert has been granted authority to represent us alone. He and Thomas Schaffer were furthermore released from the restrictions imposed by Section 181, 2nd Case of the German Civil Code with respect to transactions conducted with some of our subsidiaries.

Our management board has the authority to determine our business areas and operating segments and resolve upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board by setting up a business responsibility plan. Since we currently have only three members of our management board, we do not have a formal business responsibility plan in place at this time.

The following table sets forth the names and function of the current members of our management board and their ages:

Name	Age	Position
Professor Hermann Lübbert, Ph.D.	62	Chairman of the management board and chief executive officer
Thomas Schaffer	55	Member of the management board and chief financial officer
Christoph Dünwald	50	Member of the management board and chief commercial officer

The business address of the members of our management board is our principal executive office at Hemmelrather Weg 201, D-51377 Leverkusen Germany.

The following is a brief summary of the business experience of the members of our management board:

Prof. Hermann Lübbert, Ph.D. Prof. Lübbert has served as our chief executive officer since 1997. He is chairman of the management board of Biofrontera AG and a managing director of all subsidiaries of Biofrontera AG. He studied biology in his home town of Cologne and received his doctorate there in 1984. Following 3.5 years in academic research at the University of Cologne and the California Institute of Technology, he gained experience in managing a global research organization during 10 years at Sandoz, where he served as Head of Genome Research, and Novartis Pharma AG, where he served as a member of the global Neuroscience Research Management Team. Prof. Lübbert founded Biofrontera in 1997 and has been managing the company ever since. He qualified as a university lecturer at the Swiss Federal Institute of Technology (ETH) Zurich and in addition to his engagement as Executive Director, holds a professorship for animal physiology at the Ruhr-University Bochum.

Thomas Schaffer. Mr. Schaffer has served as our chief financial officer since 2013. He began his professional career with various positions in the finance and controlling division at Siemens Semiconductor. He held the position of Vice President and Chief Financial Officer in the Security & Chipcard IC business area of Siemens and the subsequently formed Infineon Technologies AG. Following this, he spent four years as Managing Director and Chief Financial Officer of Infineon Ventures GmbH and continued his career as Vice President and Chief Financial Officer of the Specialty DRAM Division of Qimonda AG, where he also took over management of Qimonda Solar GmbH, Dresden. With positions as Chief Financial Officer at Heptagon Oy, Finland/Switzerland, and Ubidyne Inc., Delaware, U.S., he expanded his extensive international experience. Mr. Schaffer has broad expertise in finance and accounting and has made significant contributions to the strategic development of the companies for which he has previously worked. Since June 2013, Mr. Schaffer has held the position of chief financial officer at Biofrontera AG and is a managing director of all subsidiaries of Biofrontera AG. Mr. Schaffer also holds the position of the Chairman of the Supervisory Board of Industrial Tracking Systems AG in Fürstenfeldbruck, Germany.

Christoph Dünwald. Mr. Dünwald has served as our chief commercial officer since 2015. He began his professional career at Bayer, where he worked for 15 years in positions of increasing responsibility in marketing in both Spain and the U.S., as well as in strategic management positions in Germany and Asia Pacific. He then oversaw Bayer’s Healthcare Diagnostics Division in Belgium and Luxembourg as the General Manager. Following two years as International Sales and Marketing Director for Corporacion Dermoestetica SA in Spain and the UK, he became Senior Commercial Director to Allergan, the global pharmaceutical company. From 2009 until 2015, he was assigned the responsibility for Allergan’s Medical Business Unit in Spain and Portugal. Mr. Dünwald holds a significant track record of increasing sales and profit in all of his leadership roles. We believe that Mr. Dünwald’s management and marketing and sales experience qualify him to serve on our management board.

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice in 2002 and was most recently amended on February 7, 2017 and published in the German Federal Gazette on April 24, 2017. The Corporate Governance Code contains recommendations and suggestions relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the supervisory and management boards, transparency, accounting policies, and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act requires only that the supervisory board and management board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code (einverständniserklärung), (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (qualifizierte Abweichungserklärung) (“Comply or Explain”), or (iii) states that the company has not complied with the recommendations of the Corporate Governance Code (Abweichungserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations must be published permanently on our website. If we change our policy on certain recommendations between such annual declarations, we must disclose this fact and explain our reasons for deviating from the recommendations. As opposed to such noncompliance with recommendations, noncompliance with mere suggestions contained in the Corporate Governance Code need not be disclosed.

As a result of the listing of our shares on the regulated market of the Frankfurt Stock Exchange, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. According to their respective rules of procedure, our supervisory board and management board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.

In particular, we adhere to the following significant recommendations of the Corporate Governance Code: (i) the supervisory board will establish audit and nominating committees; (ii) the management board must keep the supervisory board closely informed, in particular with respect to measures which can fundamentally affect our condition; and (iii) significant management measures are subject to supervisory board approval.

Compensation of Management Board and Supervisory Board Members

Compensation of Supervisory Board Members

2017 Supervisory Board Member Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2017 regarding the compensation awarded to, earned by or paid to our supervisory board members who served on our supervisory board during 2017.

Name	Fees Earned or Paid in Cash (€)	Option or other Equity Awards (€)		All Other Compensation (€)	Total (€)
Jürgen Baumann*	22,500		**	-	22,500
Ulrich Granzer, Ph.D *	30,000		**	-	30,000
John Borer*	15,000		**	-	15,000
Hansjörg Plaggemars*	15,000		**	-	15,000
Mark Reeth†	12,500		**	-	12,500
Kevin Weber*	15,000		**	-	15,000

*	Current member of our supervisory board.
**	No option or other equity awards were made to any of our supervisory board members as compensation in 2017.
†	Member of our supervisory board until October 31, 2017.

Under German law, the compensation of the supervisory board of a German stock corporation can only be determined by the shareholders’ meeting.

The following remuneration system for our supervisory board has been approved by our shareholders.

Each member of our supervisory board receives a fixed annual fee of €15,000 (fixed fee component). If our consolidated results per share in the fiscal year for which the fixed fee is paid (salary year), and in the salary year of the previous fiscal year, improve by 25% or more compared with each respective previous fiscal year, each member of our supervisory board will be awarded an annual performance-related fee of €10,000 over and above the fixed fee component for the salary year (performance-related pay). If our consolidated results per share improve by 50% or more, the performance-related pay will increase to €20,000. The basis for calculating whether or not the required improvement is achieved in the relevant successive fiscal years (period under consideration) is the consolidated results per share in the fiscal year 2006 and in subsequent years; for example, if the required improvement in terms of consolidated results per share is achieved in 2007 compared with 2006, and subsequently in 2008 compared with 2007, the performance-related pay for the fiscal year 2008 will have been earned.

Our chairman receives twice and our vice chairman receives one-and-a-half times the fee.

Our company has obtained an indemnity insurance policy, for the benefit of the members of our supervisory board, which covers statutory liability arising from the activities of our supervisory board.

We do not pay fees for attendance at supervisory board meetings.

The members of our supervisory board are entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

Compensation of Management Board Members

2017 Management Board Member Compensation Table

The following table sets forth information concerning the compensation of our named executive officers during the fiscal year ended December 31, 2017.

Name and Principal Position	Salary	Bonus	Option Awards	All Other Compensation	Total
Prof. Hermann Lübbert, Ph.D. Chief Executive Officer	€365,596	€76,000	€109,200	-	€550,796
Thomas Schaffer Chief Financial Officer	€241.036	€66,500	€62,400	-	€369,936
Christoph Dünwald Chief Commercial Officer	€241,531	€47,500	€62,400	-	€351,431

In the fiscal year ended December 31, 2017, Prof. Lübbert received total compensation of €550,796, which included base salary, bonus, option awards and other benefits, Mr. Schaffer received total compensation of €369,936, which included base salary, bonus, option awards and other benefits, and Mr. Dünwald received total compensation of €351,431, which included base salary, bonus, option awards and other benefits.

Employment Agreement with Prof. Hermann Lübbert

We entered into an employment agreement with Prof. Hermann Lübbert that provides that Prof. Lübbert will serve as our chief executive officer and as the chairman of our management board and under which he is entitled to receive an initial annual base salary of €350,000. Prof. Lübbert is further eligible to receive an annual target performance bonus of €80,000, based on certain annual corporate goals and individual performance goals established annually by our supervisory board. Prof. Lübbert’s total annual target bonus increases proportionately to up to 150% of the annual target performance bonus if the corporate and individual goals are exceeded, as determined by our supervisory board. No bonus will be paid if our supervisory board determines that the target achievement of the respective year was below 70%. Prof. Lübbert’s annual base salary shall be increased to €400,000 upon the achievement of profitability.

The employment agreement further provides that Prof. Lübbert shall be granted options to purchase ordinary shares from our employee stock option plan. Prof. Lübbert must hold personally at least one ordinary share of Biofrontera for each option he has been granted.

The employment agreement also provides that if we terminate Prof. Lübbert’s employment for reasons other than cause, he is entitled to continue to receive his base salary and annual bonus for a period of two years after the termination in consideration for a non-compete obligations agreed by Prof. Lübbert. These obligations include a non-solicitation covenant and a covenant not-to-compete with us worldwide during his employment with us and for a period of two years thereafter.

Further, the employment agreement includes a “change of control” provision pursuant to which Prof. Lübbert may terminate his employment agreement in the event that one party or a group of parties acting in concert acquires 50% or more of the voting rights of our company. Upon termination of his employment in the event of a “change of control,” Prof. Lübbert shall be entitled to a payment of 300% of his annual salary, including the base salary and 100% of his annual bonus.

The term of the employment agreement with Prof. Lübbert is until October 31, 2020.

Employment Agreement with Thomas Schaffer

We entered into an employment agreement with Thomas Schaffer that provides that Mr. Schaffer will serve as our chief financial officer and a member of our management board and under which he is entitled to receive an initial annual base salary of €230,000. Mr. Schaffer is further eligible to receive an annual target performance bonus of €70,000, based on certain annual corporate goals and individual performance goals established annually by our supervisory board. Mr. Schaffer’s total annual target bonus increases proportionately to up to 150% of the annual target performance bonus if the corporate and individual goals are exceeded, as determined by our supervisory board. No bonus will be paid if our supervisory board determines that the target achievement of the respective year was below 70%. Mr. Schaffer’s annual base salary shall be increased to €250,000 upon the achievement of profitability.

The employment agreement further provides that Mr. Schaffer shall be granted options to purchase ordinary shares from our employee stock option plan. Mr. Schaffer must hold personally at least one ordinary share of Biofrontera for each option he has been granted, up to an aggregate amount of €15,000 per annum.

Further, the employment agreement includes a “change of control” provision pursuant to which Mr. Schaffer may terminate his employment agreement in the event that one party or a group of parties acting in concert acquires 50% or more of the voting rights of Biofrontera AG. Upon termination of his employment in the event of a “change of control,” Mr. Schaffer shall be entitled to a payment of 300% of his annual salary, including the base salary and 100% of his annual bonus.

The term of the employment agreement with Mr. Schaffer is until November 30, 2020.

Employment Agreement with Christoph Dünwald

We entered into an employment agreement with Christoph Dünwald that provides that Mr. Dünwald will serve as our chief commercial officer and a member of our management board and under which he is entitled to receive an initial annual base salary of €225,000. Mr. Dünwald is further eligible to receive an annual target performance bonus of €50,000, based on certain annual corporate goals and individual performance goals established annually by our supervisory board. Mr. Dünwald’s total annual target bonus increases proportionately to up to 200% of the annual target performance bonus if the corporate and individual goals are exceeded, as determined by our supervisory board. No bonus will be paid if our supervisory board determines that the target achievement of the respective year was below 70%. Mr. Dünwald’s annual base salary shall be increased to €300,000 upon the achievement of profitability.

The employment agreement further provides that Mr. Dünwald shall be granted options to purchase ordinary shares from our employee stock option plan. Mr. Dünwald must hold personally at least one ordinary share of Biofrontera for each option he has been granted, up to an aggregate amount of €15,000 per annum.

Further, the employment agreement includes a “change of control” provision pursuant to which Mr. Dünwald may terminate his employment agreement in the event that one party or a group of parties acting in concert acquires 50% or more of the voting rights of our company. Upon termination of his employment in the event of a “change of control,” Mr. Dünwald shall be entitled to a payment of 300% of his annual salary, including the base salary and 100% of his annual bonus.

The term of the employment agreement with Mr. Dünwald is until November 30, 2020.

Equity Incentive Plans

2010 Employee Stock Option Plan

At our annual general meeting of shareholders held on July 2, 2010, our management board and supervisory board proposed a share option program for employees to the annual general meeting, which approved the initiative. In accordance with this plan, our management board, or the supervisory board if the beneficiaries are management board members, is entitled to issue up to 839,500 share options, the exercise of which is linked to specific targets.

The plan has a total nominal value of €839,500 and a term ending upon the expiration of the option rights issued pursuant to the plan. The plan provides that option rights may be exercised until six years following the date of issuance of the options in question and only after the expiration of the vesting period of the options, which is four years after the date of issuance. To this end, contingent capital of €839,500 was enacted as a result of the issuing of up to 839,500 registered ordinary shares without par value, with a stake in the share capital of €1.00 per share pursuant to Section 192 paragraph 1 No. 3 of the German Stock Corporation Act. The contingent capital was registered on July 30, 2010 in the commercial register of Cologne District Court as HRB 49717. Eligibility for the 2010 stock option plan was granted to members of our management board and employees of our company as well as to executive officers and employees of affiliates of Biofrontera AG.

The date of issue of the options was November 24, 2010 and the option grants were made without any payment being provided in return. On November 24, 2010, 106,400 options (first tranche) were issued, with an exercise price per share of €1.91. On September 30, 2011 and on October 7, 2011 (second tranche), an additional 96,400 options were issued, with an exercise price per share of €2.48. On March 23, 2012 and May 11, 2012 (third tranche), 65,000 options were issued, with an exercise price per share of €3.30 and 51,500 options were issued with an exercise price per share of €4.09. On September 2, 2013, 179,500 options were issued (fourth tranche), with an exercise price per share of €3.373. On April 2, 2014, 159,350 options were issued, with an exercise price per share of €3.43. A total of 141,750 options have been forfeited by employees who have terminated employment with our company and an additional total of 106,400 options (from the first tranche) and an additional total of 96,400 options (from the second tranche) expired because the exercise conditions were not met. The authorization to issue options under our 2010 stock option plan ended on July 1, 2015. By resolution of our annual general meeting on August 28, 2015, the contingent capital authorized to service options under this plan was reduced to €542,400.

Exercise prices of the remaining options were reduced in March 2018 in accordance with section 11 of the option terms and conditions. The exercise price per share of the third tranche was reduced to €3.02 or €3.82, for the fourth tranche to €3.093 and for the fifth tranche to €3.15.

In accordance with the associated conditions, each subscription right that is granted under the stock option plan entitles the beneficiary to acquire one new registered ordinary share, without par value, of our company. The exercise price per share is equal to the arithmetical average (unweighted) of the closing prices ascertained on the Frankfurt Stock Exchange via floor and XETRA trading for our shares on the ten trading days prior to the issuance of the share. However, the minimum exercise price amounts to the proportionate share of our company’s share capital allocated to each individual no-par value share, pursuant to Section 9, paragraph 1 of the German Stock Corporation Act.

The options granted may only be exercised after expiration of a vesting period. The vesting period is four years from the respective date of issue. A prerequisite for the whole or partial exercise of the options is that the following performance target is achieved:

Exercise of the options from a tranche is possible if at the beginning of the respective exercise period, the price (hereinafter referred to as the “reference price”) of a share of Biofrontera exceeds the exercise price by at least 20%, and a minimum reference price of at least €5.00 is achieved (hereinafter referred to as the “minimum reference price”). The reference price is equal to the arithmetical average (unweighted) of the closing prices ascertained on the Frankfurt Stock Exchange via floor and XETRA trading for our shares between the 15th and the 5th trading day (inclusive in each case) prior to the respective exercise window.

The minimum reference price is adjusted in the following cases in order to bring the stated performance target into line with changed circumstances:

●	In the event of a capital increase from company funds as a result of the issuance of shares, the minimum reference price is reduced by the same proportion as new shares issued compared to existing shares. If the capital increase is carried out from company funds without the issuing of new shares (Section 207 paragraph 2 clause 2 of the German Stock Corporation Act), the minimum reference price remains unchanged.

●	In the event of a capital reduction taking place, no adjustment is made to the minimum reference price, provided that the total number of shares is not affected by the reduction of capital, or if the capital reduction is associated with a return of capital or an acquisition of our own shares in return for payment. In the event of a capital reduction achieved by consolidation of shares without repayment of capital or in the event of an increase in the number of shares without a change in capital (a share split), then the minimum reference price is increased in proportion to the reduction of capital or to the share split.

There are no other cases in which adjustments are made to the minimum reference price.

The exercise of options under this stock option plan is limited to the following time periods, or exercise windows:

●	the period commencing on the 6th and continuing over the following 14 banking days after the date of the annual general meeting (exclusive);

●	the period commencing on the 6th and continuing over the following 14 banking days after the date of issue of a half-yearly or quarterly report or an interim announcement by our company (exclusive); and

●	the period between the 15th and 5th banking day before the expiration of the option rights of the expiry date in question.

Any options not exercised before the date of expiration of the options are forfeited without compensation. We assume an average holding period of five years in assessing the employee options.

Any claim by the beneficiary to receive a cash settlement in the event of non-exercise of the options is invalid, notwithstanding the existence of the above exercise prerequisites. An option right may only be exercised if the holder has a current service or employment contract with our company or another company affiliated with our company or if the holder is a member of our management board or the management team of another company affiliated with our company.

In the event of the exercise of a subscription right, our company is generally and in specific cases permitted to choose between granting the registered share in exchange for payment of the exercise price, or fulfilling its obligation by paying a cash settlement to the holder of the subscription right. The cash settlement per subscription right is equal to the difference between the exercise price per share and the share price on the exercise date, minus due taxes and fees.

2015 Employee Stock Option Plan

At our annual general meeting of shareholders held on August 28, 2015, our management board and supervisory board proposed a stock option program for employees to the annual general meeting, which approved the initiative. In accordance with this plan, our management board, or the supervisory board if the beneficiaries are management board members, is entitled to issue up to 1,814,984 share options, the exercising of which is linked to specific targets.

The program has a total nominal value of €1,814,984 and the right to exercise options issued pursuant to this plan ends six years following the issue date of the respective option. To this end, contingent capital of €1,814,984 was enacted as a result of the issuing of up to 1,814,984 registered ordinary shares, without par value, and with a stake in the share capital of €1.00 per share pursuant to Section 192 paragraph 1 No. 3 of the German Stock Corporation Act. The contingent capital was registered on September 18, 2015 in the commercial register of Cologne District Court as HRB 49717. Eligibility for the 2015 stock option plan was granted to members of the management board and employees of our company as well as to members of management bodies and employees of affiliates of Biofrontera AG.

The date of issue of the options was April 7, 2016 and the options grants were made without any payment being provided in return. On April 18, 2016, 425,500 options (first tranche) were issued, with an exercise price per share of €2.49. On December 1, 2016, 130,500 options (second tranche) were issued, with an exercise price per share of €3.28. On April 28, 2017, 329,000 options (third tranche) were issued, with an exercise price per share of €4.02 and on November 28, 2017 300,500 options (fourth tranche) were issued with an exercise price per share of €3.33. A total of 41,500 options have been forfeited by employees who have terminated employment with our company.

In accordance with the associated conditions, each subscription right that is granted entitles the beneficiary to acquire one new registered share, without par value, in our company. The exercise price per share is equal to the arithmetical average (unweighted) of the closing prices ascertained on the Frankfurt Stock Exchange via floor and XETRA trading for our shares on the ten trading days prior to the issuing of the share. However, the minimum exercise price amounts to the proportionate share of our company’s share capital allocated to each individual no-par value share, pursuant to Section 9, paragraph 1 of the German Stock Corporation Act.

The options granted may only be exercised after expiration of a vesting period. The vesting period is four years from the respective date of issue. A prerequisite for the whole or partial exercise of the options is that the following performance targets are achieved.

Options under this plan may only be exercised if the following performance targets are met:

●	Exercise of the options from a tranche is possible if, at the beginning of the respective exercise window, the price of a share of our company exceeds the exercise price by at least 20% (the reference price); and

●	if in comparison with the exercise price of the option, the reference price has performed as well as or better in percentage terms than the MSCI World Health Care Index TR or a comparable successor index (the reference index), during the period from the last trading day before the issue date until the 5th trading day before the beginning of the respective exercise window (the reference period). As the reference index is a total return index, the gross amount of dividends distributed by our company during the reference period and other distributions to shareholders are taken into account as a value-enhancing factor when determining the performance of our company’s shares.

The reference price corresponds to the non-weighted average price of our company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange or in an equivalent successor system between the 15th and 5th trading days (inclusive in each case) before the beginning of the respective exercise window.

The plan provides the following option right adjustments and anti-dilution provisions:

●	If during the term of the options, our company grants a direct or an indirect subscription right to our shareholders, our company increases its share capital by issuing new shares or debt instruments or profit participation rights with conversion or option rights, and the conversion or option price per share determined in this process is lower than the exercise price of the options, our management board and, in the event that members of our management board are affected, our supervisory board, is authorized to put the beneficiary of the options on an equal financial footing as far as is necessary to ensure that the value of the options to which an eligible person is entitled remains unchanged before and after implementation of a capital measure using recognized methods in financial mathematics. At the option of our company this adjustment can be made by reducing the exercise price or adjusting the number of options or a combination of both. If no subscription rights trade takes place, in the event of an adjustment by our company, the value of the subscription right will be calculated as follows with binding effect:

SR = (Po - Pn) / (SRa + 1)

where:

SR = subscription right
Po = market price of the old shares
Pn = issue price of the new shares
SRa = subscription ratio

The market price of the old shares, “Po”, is determined as follows: arithmetic average (non-weighted) of the closing price of our shares determined in trading on the XETRA electronic trading platform of the Frankfurt Stock Exchange during the subscription period.

●	In the event of a capital increase from company funds through the issuing of shares, the contingent capital pursuant to Section 218 of the German Stock Corporation Act will be increased by the same ratio as the share capital. The beneficiary’s right to subscribe to new shares through exercise of the subscription right will increase by the same ratio; the exercise price per share will be reduced by the same ratio. In the event of a capital increase from company funds without the issue of new shares (Section 207 (2) second sentence of the German Stock Corporation Act), the subscription right under the options and the exercise price will remain unchanged.

●	In the event of a capital reduction, the exercise price and option ratio will not be adjusted, provided that the capital reduction does not change the total number of shares or the capital reduction is linked to a capital repayment or an acquisition of treasury shares against payment. In the event of a capital reduction through the consolidation of shares without a capital repayment and in the event of an increase in the number of shares without a change in capital (share split), the number of shares that can be acquired for each option at the exercise price will be reduced or increased in proportion to the capital reduction or share split; the exercise price per share will be changed by the same ratio.

If an adjustment is made in accordance with the foregoing paragraphs, fractions of shares will not be issued when the subscription right is exercised. There will be no cash settlement.

●

In the event that our company merges with another company, changes its legal form or undertakes similar transactions that impair the rights of the beneficiary due to the loss of or changes to our shares, the option rights will be replaced by the right to acquire, at the exercise price, a number of shares, shares in a business or other rights replacing our shares to invest in our company or our legal successor that corresponds in value to the market value of one of our shares at the time such transaction occurs (full entry of its execution in the commercial register).

●	In the event of an integration, the conclusion of profit transfer or domination agreements, a squeeze-out of minority shareholders or an asset transfer within the meaning of Section 174 et seq. of the German Act Regulating Transformation of Companies, our company will, as far as is legally and practicably possible, place the eligible person in the position when exercising his options in which he would have been had he already exercised his option rights at the time of the contract coming into effect or such transaction being implemented. If trading in our company’s shares is suspended as a result of such a transaction and for this reason it is no longer possible to determine if performance targets have been met, the extent to which targets have been met will be determined by means of an assessment by a public auditor/public audit firm commissioned by our company at its expense calculating the capitalized earnings value of our shares on December 31 of each year in each case.

In the event of other measures having an effect comparable to that of an adjustment as described in the foregoing cases, our company may adjust the exercise price in accordance with Section 315 of the German Commercial Code.

The exercise of options under this plan is limited to the following time periods (hereinafter “exercise windows”), i.e., only declarations of the exercise of rights submitted to our company within an exercise window will be considered:

●	the period commencing on the 6th banking day and continuing over the following 20 banking days after our annual general meeting;

●	the period commencing on the 6th banking day and continuing over the following 20 banking days after presentation of the half-yearly or quarterly report or of an interim announcement or interim financial report of our company; and

●	the period between the 20th and 5th banking days before the option rights lapse.

The right to exercise the options expires no later than six years after the first day of issue. Any options not exercised by that date are forfeited without compensation. We assume an average holding period of five years in assessing the employee options.

Any claim by the beneficiary to receive a cash settlement in the event of non-exercise of the options is invalid, notwithstanding the existence of the above exercise prerequisites. An option right may only be exercised if the holder has a current service or employment contract with our company or another company affiliated with our company or if the holder is a member of the management board or the management team of another company affiliated with our company.

In the event of the exercise of a subscription right, our company is generally and in specific cases permitted to choose between granting the registered share in exchange for payment of the exercise price, or fulfilling its obligation by paying a cash settlement to the holder of the subscription right. The cash settlement per subscription right is equal to the difference between the exercise price per share and the share price on the exercise date, minus due taxes and fees.

Exercise prices of the options were reduced in March 2018 in accordance with section 13 of the option terms and conditions. The exercise price per share of the first tranche was reduced to €2.25, for the second tranche to €3.28, for the third tranche to €3.78 and for the fourth tranche to €3.09.

Share Ownership by Members of our Supervisory Board and Management Board

Supervisory Board

The following table provides information with respect to ownership of our ordinary shares, options and convertible bonds for each of the members of our supervisory board as of March 31, 2018, based on an aggregate of 44,416,828 shares outstanding as of such date.

Name	Shares	% of Outstanding Shares	Convertible Bonds
Jürgen Baumann	30,000	*	-
John Borer	-	-	-
Ulrich Granzer	-	-	-
Hansjörg Plaggemars	-	-	-
Mark Reeth†	-	-	-
Kevin Weber	5,000	*	-
Reinhard Eyring	-	-	-
Total	35,000	*	-

*	Less than one percent of class.
†	Member of our supervisory board until October 31, 2017.

Management Board

The following table provides information with respect to ownership of our ordinary shares and options for each of the members of our management board as of March 31, 2018, based on an aggregate of 44,416,828 shares outstanding as of such date.

Name	Shares	% of Outstanding Shares	Options	Exercise Price per Share(€)	Expiration Date
Prof. Hermann Lübbert, Ph.D.	744,678	1.68%

			30,000 options	3.093	09/01/2019
			16,850 options	3.15	04/01/2020
			80,000 options	2.25	04/17/2022
			70,000 options	3.78	04/27/2023
Thomas Schaffer	46,265	*	15,000 options	3.093	09/01/2019
			20,000 options	3.15	04/01/2020
			50,000 options	2.25	04/17/2022
			40,000 options	3.78	04/27/2023
Christoph Dünwald	115,000	*	50,000 options	2.25	04/17/2022
			40,000 options	3.78	04/27/2023
Total	905,943	2.04%	411,850 options

* Less than one percent of class.

As of March 31, 2018, the members of our management board held an aggregate of 905,943 of our ordinary shares, while the members of our supervisory board held an aggregate of 35,000 of our ordinary shares. As of March 31, 2018, the aggregate number of our shares owned by current management board and supervisory board members amounts to approximately 2.12% of our outstanding shares as of such date.

Employees

As of December 31, 2017, we had 123 employees worldwide, 112 of whom were full-time, 21 of whom hold Ph.D. or M.D. degrees, 15 of whom were engaged directly or indirectly in production, two of whom were engaged in research and development activities, 11 of whom were engaged in clinical and regulatory activities, 56 of whom were engaged in marketing and sales activities, and 39 of whom were engaged in management, business development or marketing, finance, human resources or administrative support. Of our 123 total employees, 69 work in Germany, 48 work in the U.S., and 6 work in Spain, as compared to 94 total employees as of December 31, 2016 and 58 total employees as of December 31, 2015. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as of March 31, 2018 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;

●	each of the members of our supervisory board; and

●	each of the members of our management board.

The number of shares beneficially owned by each entity, person, member of our supervisory board, member of our management board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 31, 2018 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 44,416,828 shares outstanding as of March 31, 2018. Shares for which a person has the right to subscribe within 60 days of March 31, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. There were 577,853 shares for which a person has the right to subscribe within 60 days of March 31, 2018. Additionally, a person is considered to have the right to subscribe for shares which are subject to outstanding options and vested within 60 days of March 31, 2018, although such options may only be exercised in 4 annual exercise periods. See also “Description of Share Capital — Notification and Disclosure Obligations”.

Name and address of beneficial owner	Beneficial ownership
	Number of shares beneficially owned	Number of options exercisable within 60 days	Fully diluted number of shares beneficially owned	Fully diluted percentage of beneficial ownership
5% and greater shareholders
Maruho Co. Ltd., Osaka Japan(1)	9,062,809	—	9,062,809	20.40

Wilhelm Konrad Thomas Zours(2)	6,682,011	—	6,682,011	15.04
Includes the following shares held directly by DELPHI Unternehmensberatung AG	2,580,618		2,580,618	5.81
Includes the following shares held directly by Deutsche Balaton AG	4,077,465		4,077,465	9.18

(1)	Based on public filings by Maruho Co., Ltd, Osaka which is deemed to be the owner of shares held by its controlled subsidiary, Maruho Deutschland GmbH, Düsseldorf. Maruho Deutschland GmbH’s address is c/o Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany.

(2)	Based on public filings in Germany on March 15, 2018 by Mr. Wilhelm Konrad Thomas Zours, who is deemed to be the owner of shares held by the following entities he controls: DELPHI Unternehmensberatung AG (which directly holds 5.81% of our shares as of that date), VV Beteiligungen AG, Deutsche Balaton AG (which directly held 9.18%, of our shares as of that date), ABC Beteiligungen AG and Heidelberger Beteiligungsholding AG. These public filings indicate that Mr. Zours has increased his percentage ownership of our shares by approximately 6.14% in 2018.

As of March 31, 2018, there were 8,634 holders of record entered in our share register, of which seven were U.S. residents, holding approximately 4.55% of our outstanding shares. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Under German law, shareholders of a public company are required to notify the company and the German Federal Financial Supervisory Authority of the number of shares they own when their percentage ownership reaches, exceeds or falls below certain threshold levels. German law does not require a shareholder to update this information unless it again reaches, exceeds or falls below a notification threshold. As a result, we cannot be certain whether the number of shares owned by the shareholders (other than the shareholders who are members of our supervisory board and management board) listed above is accurate. See “Description of Share Capital — Notification and Disclosure Obligations.”

Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Certain Relationships and Related Party Transactions

Employment Agreements and Options Grants

We have entered into employment agreements with, and granted options to, the members of our management board. See “Management — Compensation of Management Board and Supervisory Board Members — Compensation of Management Board Members” for more information.

Development Agreement with Maruho

In July 2016, we entered into a collaboration and partnership agreement with Maruho Co. Ltd., an affiliate of Maruho Deutschland GmbH, one of our major shareholders. Our agreement with Maruho was initially limited to December 31, 2017 and was extended to March 31, 2018. We are currently discussing with Maruho a potential further extension or expansion. See “Business — Our Research and Development Plans — Our Development Collaboration with Maruho” for more information.

Consulting Arrangement with Dr. Ulrich Granzer

During 2016 and 2017, our company availed itself of additional advisory services from supervisory board member Dr. Ulrich Granzer and his consulting company Granzer Regulatory Consulting & Services, which is owned and controlled by Dr. Granzer. These services went beyond the scope of normal supervisory board activities. Dr. Granzer assisted our company with key issues relating to the preparation of the applications for approval submitted to the supervisory authorities in Europe and the U.S. During the fiscal year ending December 31, 2016, advisory services amounting to €10 thousand (previous year: €62 thousand) were provided by Granzer Regulatory Consulting & Services. Accounts payable to Granzer Regulatory Consulting & Services amounted to €7 thousand on December 31, 2016 (December 31, 2015: €0). During the fiscal year ended December 31, 2017, we paid €34 thousand to Granzer Regulatory Consulting & Services for advisory services. The amounts stated here do not include statutory value added tax at the current rate of 19%.

Transactions with Family Members

Montserrat Foguet Roca, the wife of our chief executive officer, Prof. Hermann Lübbert, serves as a senior employee of our company responsible for regulatory affairs and manufacturing (“Prokurist”).

Dr. Matthias Lübbert, the son of our chief executive officer, Prof. Hermann Lübbert, serves as an employee of our Company, with the title “Clinical Trial Manager USA.”

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements are appended at the end of this annual report starting at page F-1, and form a part hereof.

Legal Proceedings

On January 23, 2018, we were informed by the Cologne District Court that Deutsche Balaton AG has initiated a proceeding pursuant to article 142 para 2 AktG (German Stock Corporation Act) to appoint a special auditor. Under German law, the subject of a special audit can only be specific business management measures and determinations if the management has committed a breach of duty in this regard. The subject of this special audit would be the collaboration and partnership agreement between us and Maruho entered into in July 2016. Our annual shareholders meeting held in May 2017 had already rejected a similar action for a special audit brought forward at that meeting. The court may only appoint the special auditor if, according to the court’s assessment, facts exist that justify the suspicion that dishonesty or gross violations of the law or of our articles of association have occurred. If any conclusions are reached by a special auditor, they primarily may be the legal basis for a liability of management with respect to our company. Under certain circumstances the special auditor may also inquire into the liability of the company with respect to third parties. Regarding the present request for a special auditor, we have no indication of any breach of duty by the management board and, therefore, although there can be no assurance, we expect no material impact on our business or financial position in connection with such request, whether or not it is granted by the court.

In June 2017, one of our major shareholders, Deutsche Balaton AG, brought a lawsuit against our company in the Cologne District Court for rescission and nullity against certain resolutions passed by our shareholders at our company’s annual general meeting of shareholders on May 24, 2017 relating to our authorized capital and to the discharge of our supervisory board members under German law (a corporate formality without significant legal effect). The claim was rejected by the District Court of Cologne in December 2017. Deutsche Balaton appealed this ruling in December 2017, the appeal was served on us in January 2018. In March 2018, Deutsche Balaton submitted its statement on its grounds for appeal. The company has applied for this appeal to be rejected. The plaintiff has rendered a statement of its case in March 2018 to which we responded and filed in March 2018.

In March 2018, DUSA Pharmaceuticals Inc. brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the USA. We believe that these claims lack merit and intend to defend against them vigorously.

Dividend Policy and Liquidation Proceeds

We have never declared or paid any dividends on our ordinary registered shares. Under German corporate law, we currently have no ability to pay dividends because of our past losses. If we were to earn annual net income, we currently plan to retain such annual net income for the foreseeable future to finance business development and internal growth. In addition our EIB credit facility generally restricts the payment of dividends by us. We, therefore, do not anticipate paying dividends in the foreseeable future.

Under German law, Biofrontera may pay dividends only from retained earnings (Bilanzgewinn) reflected in its unconsolidated financial statements (as opposed to the consolidated financial statements for Biofrontera and its subsidiaries) prepared in accordance with the principles set forth in the German Commercial Code (Handelsgesetzbuch) and as adopted and approved by the management board (Vorstand) and the supervisory board (Aufsichtsrat). In determining the retained earnings that may be distributed as dividends, under our articles of association, the management board and the supervisory board may allocate to earnings reserves (Gewinnrücklagen) our remaining net income (Jahresüberschuss) for the fiscal year after deducting amounts to be allocated to legal and statutory reserves and losses carried forward in whole or in part. An amount of more than half of the remaining net income may only be allocated to earnings reserves, if the earnings reserves after allocation would exceed half of the registered capital.

Our shareholders, in their resolution on the appropriation of retained earnings, may carry forward distributable retained earnings in part or in full and may allocate additional amounts to earnings reserves. Profits carried forward will be automatically incorporated in the retained earnings of the next fiscal year. Amounts allocated to the earnings reserves are available for dividends only if and to the extent the earnings reserves have been dissolved by the management board when preparing the financial statements, thereby increasing the retained earnings.

Our shareholders may declare dividends at an ordinary general shareholders’ meeting, which must be held within the first eight months of each fiscal year. Dividends approved at an ordinary general shareholders’ meeting are payable promptly after the meeting, unless otherwise decided at the meeting. Because all of our shares are in book-entry form represented by one or more global certificates deposited with Clearstream Banking AG in Frankfurt am Main, Germany, shareholders receive dividends through Clearstream Frankfurt for credit to their deposit accounts.

Apart from liquidation as a result of insolvency proceedings, Biofrontera may be liquidated (liquidiert) only with a majority of three-quarters of the share capital present or represented at a shareholders’ meeting at which the vote is taken. In accordance with the German Stock Corporation Act (Aktiengesetz), upon a liquidation of Biofrontera, any liquidation proceeds remaining after paying off all of our liabilities would be distributed among the shareholders in proportion to the number of ordinary shares held by each shareholder.

Dividends are subject to German withholding tax. See “Item 10.E—Taxation—Certain Material U.S. Federal Income and German Tax Considerations — German Taxation of ADSs — Withholding Tax Refund for U.S. Treaty Beneficiaries”.

B. Significant Changes

By order of the Cologne District Court 1 February 2018, Mr. Reinhold Eyring, partner of the Ashurst LLP legal practice in Frankfurt, was appointed to be a member of our supervisory board. He is appointed until the next ordinary annual general meeting of Biofrontera AG.

In February 2018, we generated net proceeds of €21.6 million from a rights offering of ordinary shares in Germany and a public offering of ADSs in the US. For more information, see “Item 5.B—Operating and Financial Review and Prospects” and “Item 14—Material Modification to the Rights of Security Holders and Use of Proceeds—Initial Public Offering”.

In February 2018, the Scottish Medicines Consortium recommended Ameluz® for the treatment of basal cell carcinoma, and in March 2018, the European Commission approved the use of Ameluz® in combination with daylight PDT. For more information, see “Item 4.B—Business Overview—Recent Developments”.

On March 15, 2018, we announced that we had exercised our right to redeem the outstanding principal amount of the convertible bond 2016/2021. The redemption will take place on April 30, 2018.

In March 2018, DUSA Pharmaceuticals Inc filed a lawsuit against Biofrontera AG and all subsidiaries in the District Court of Massachusetts alleging infringement of its patents No. 9,723,991 and No. 8,216,289 relating to the sale of our BF-RhodoLED® in the United States. For more information, see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

On March 16, 2018, Deutsche Balaton AG, Heidelberg, published an announcement pursuant to German law that it decided to make a voluntary acquisition offer (“acquisition offer”) for up to 6,250,000 shares of Biofrontera AG. On April 25, 2018 it was announced that the German Federal Financial Supervisory Authority (“BaFin”) had prohibited the acquisition offer under German law because Deutsche Balaton AG failed to meet the legal requirements with regard to the required offer document. Under German law, Deutsche Balaton AG may not commence another offer for one year.

On April 25, 2018, Deltus 30th AG, Heidelberg (“Deltus”), published an announcement pursuant to German law that it has decided to make a voluntary acquisition offer for up to 6,250,000 shares of Biofrontera AG. The terms described in Deltus’s announcement largely correspond to those included in Deutsche Balaton AG’s previous announcement. We understand that Deltus will shortly be renamed Deutsche Balaton Biotech AG.

Under German law, Deltus is required to submit an offer document to BaFin within four weeks after publication of their decision to make such an offer. Based on this offer document, BaFin may approve or prohibit Deltus’s offer. If BaFin does not prohibit Deltus’s offer, the Management Board and Supervisory Board of Biofrontera AG will comment on the Offer Document pursuant in accordance with German law.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth for the periods indicated the high and low closing prices in euro of our shares as reported by the XETRA electronic trading platform of the Frankfurt Stock Exchange:

	High (€)	Low (€)

2013:	4.95	3.25
2014:	4.08	2.18
2015:	2.70	1.60
2016:	3.69	1.85
2017:	4.82	3.14
2016:
First quarter	2.26	1.85
Second quarter	3.69	2.29
Third quarter	3.21	2.61
Fourth quarter	3.41	2.88

2017:
First quarter	4.82	3.14
Second quarter	4.46	3.58
Third quarter	4.06	3.51
Fourth quarter	4.21	3.16

Previous six months:
October 2017	3.69	3.53
November 2017	3.94	3.16
December 2017	4.21	3.93
January 2018	6.21	4.16
February 2018	6.41	4.80
March 2018	7.19	5.37

The average daily volume of our shares traded on the XETRA electronic trading platform of the Frankfurt Stock Exchange for the years 2017, 2016, 2015, 2014 and 2013 was 51,875, 50,987, 37,960 and 17,898 and 21,611, respectively.

On March 31 2018, the closing price of our shares on the Frankfurt Stock Exchange was €5.15.

The table below sets forth for the periods indicated the high and low closing prices in US dollars of our ADSa (each representing two ordinary shares) as reported by the Nasdaq Capital Market:

Previous two months:	High ($)	Low ($)
February 2018	14.80	14.03
March 2018	17.87	13.39

B. Plan of Distribution

Not applicable.

C. Markets

Our ADS have been listed on Nasdaq Capital Market under the symbol “BFRA” since February 14, 2018 and our ordinary shares have been listed on the German Stock Exchange under the symbol “B8F” since 2006.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

On February 23, 2018, our Supervisory Board adopted new Articles of Association to reflect the capital increase undertaken in connection with our rights offering of ordinary shares in Germany and initial public offering of ADSs in the U.S. Other than changes to our Share Capital, these Articles of Association are substantially identical to the Articles of Association adopted by our shareholders at our annual meeting of shareholders held on May 24, 2017 and filed as Exhibit 3.1 to our registration statement on Form F-1 (file no. 333- 222546) with the SEC on January 12, 2018.

We incorporate by reference into this annual report on Form 20-F the description of our Articles of Association effective upon the closing of our initial public offering of ADSs contained in our registration statement on Form F-1 (File No. 333-222546), as amended. Such description sets forth a summary of certain provisions of our articles of association as currently in effect.

C. Material Contracts

For descriptions of our material contracts please refer to the following sections of this annual report on Form 20-F: (i) “Item 4.B—Information on the Company—Business Overview—Commercial Partners and Agreements” and “—Facilities” (with respect to our contracts with Frike Group, Hapila and Midas and our leases in Leverkusen, Germany and Wakefield, Massachusetts); (ii) “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Our Principal Financing Contracts” (with respect to our Finance Contract with EIB and the terms and conditions of Convertible Bond II; and (iii) “Item 6—Directors, Senior Management and Employees—Compensation of Management Board Members” (with respect to our employment contracts with Prof. Hermann Lübbert, Thomas Schaffer and Christoph Dünwald.

In addition, in order to facilitate the orderly closing of our initial public offering of ADSs in the U.S. and because of timing considerations related to the technical issuance and registration of new ordinary shares under German law, under the terms of a Share Loan Agreement dated January 26, 2018, by and between Lang & Schwarz Broker GmbH (acting as service provider for Biofrontera AG pursuant to a separate mandate agreement) and Maruho Deutschland GmbH, Maruho Deutschland GmbH agreed to temporarily lend to Lang & Schwarz Broker GmbH (acting as our service provider) 6,000,000 ordinary shares (the “Borrowed Shares”) in connection with the initial deposit of ordinary shares into our ADS program immediately prior to and concurrent with the consummation of the offering. Lang & Schwarz Broker GmbH (acting as our service provider pursuant to the mandate agreement) agreed to cause to be conveyed (pursuant to the Share Loan Agreement) to the custodian for the ADS facility, and the custodian agreed to deposit such shares into the ADS program concurrently with or immediately after the consummation of the offering. The registration of ordinary shares in Germany has been completed, and the share loan arrangement has been fully unwound.

D. Exchange Controls

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Afghanistan, Belarus, Burma/Myanmar, Central African Republic, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Russia, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine, Yemen and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

E. Taxation

German Taxation of ADSs

Scope of Discussion

The following is a general summary of the material German tax consequences for U.S. holders (as defined below) of the ADSs. It does not purport to be a complete analysis of all German tax considerations relating to the ADSs. It is based upon the laws in force and their interpretation at the time of preparation of this annual report and is subject to any change in law or interpretation after such date, potentially having retrospective or retroactive effect. It does not address the German tax consequences for holders of the ADSs who are not U.S. holders (as defined below). Furthermore, it does not address the German tax consequences resulting from the ADSs being attributable to (1) a permanent establishment outside of the U.S., or (2) a permanent representative outside of the U.S.

A U.S. holder in terms of this section on the German taxation of the ADSs is:

●	a resident of the U.S. in terms of the Agreement between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008, “Treaty”);

●	who is not subject to German unlimited tax liability by way of a German residence or habitual abode or, as the case may be, a German registered seat or place of management;

●	who is the beneficial owner of the ADSs and any payments such as dividends under the ADSs; and

●	who is not subject to the limitation of benefits clause of the Treaty.

In particular because it is not possible to take into account the personal circumstances of prospective U.S. holders, they should consult their tax advisors as to the consequences under the tax laws of Germany resulting from acquiring, holding and disposing of ADSs and receiving payments under the ADSs such as dividends.

German Taxation of Dividends and Capital Gains

At the time of preparation of this annual report, no decisions of German tax courts have been published that comprehensively outline the treatment of ADRs or ADSs under German tax law. However, the German Federal Ministry of Finance has issued a circular dated May 24, 2013 (reference number BMF IV C 1 — S 2204/12/10003, “ADR Circular”) on the treatment of ADRs under German tax law. According to the ADR Circular, holders of ADRs are in general treated like the beneficial owners of the respective shares for German tax purposes. It has to be noted, however, that the ADR Circular does not address ADSs and it is therefore not clear whether or not the ADSs fall within the scope of the ADR Circular. If the ADS fall within the scope of the ADR Circular, U.S. holders of the ADSs would be treated as if they held the respective amount of ordinary shares and if they received dividends under the ordinary shares for German tax purposes. Furthermore, U.S. holders of the ADSs should note that the ADR Circular is not binding on German tax courts and it is unclear whether a German tax court would follow the ADR Circular with respect to the German tax treatment of ADRs or ADSs. For the purposes of this section on the German taxation of the ADSs it is assumed that the ADSs fall within the scope of the ADR Circular.

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The company maintains its registered seat in Germany. As a consequence, capital gains resulting from the disposition of ADSs realized by a U.S. holder are treated as German source income and are subject to German limited tax liability (beschränkte Steuerpflicht) if such U.S. holder at any time within five years prior to the disposition directly or indirectly held ADSs, shares and/or other rights representing together 1% or more of the company’s shares. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and percentage of the holding would also be taken into account. However, U.S. holders may invoke the Treaty and, as a result, are not subject to German taxation on capital gains resulting from the disposition of ADSs.

Under German law, disbursing agents are required to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account. Disbursing agent in this context means a German bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case, including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the U.S. holder or conducts sales or other dispositions and disburses or credits the income from the ADSs to the U.S. holder of the ADSs. Under German law, the obligation to withhold taxes on capital gains does not explicitly depend on the capital gains being subject to German limited or unlimited taxation or on an applicable double taxation treaty permitting Germany to tax such capital gains.

However, the German Federal Ministry of Finance has issued a circular dated October 9, 2012 (reference number BMF IVC1 — S 2252/10/10013, “Capital Income Circular”) due to which taxes need not be withheld when the capital gains are not subject to German taxation. The Capital Income Circular further states that there is no obligation to withhold such tax on capital gains even if a U.S. holder owns 1% or more of the shares. While the Capital income Circular is only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on the guidance contained in such circular. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. holder from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. holder should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty.

Taxation of Dividends

Dividends distributed by the company to a U.S. holder under the ADS are subject to a German withholding tax of 25% plus 5.5% solidarity surcharge thereon, resulting in an overall withholding tax rate of 26.375%.

However, U.S. holders may invoke the Treaty. Therefore, the German withholding tax may in general not exceed 15% of the dividends received by U.S. holders. A further reduction of the permitted withholding tax rate under the Treaty may apply depending on further requirements. The excess of the total amount withheld over the maximum rate of withholding tax permitted under the Treaty is refunded to U.S. holders upon application (as described below under “Withholding Tax Refund for U.S. Treaty Beneficiaries”).

Withholding Tax Refund for U.S. Treaty Beneficiaries

As described above, U.S. holders are entitled to claim a refund of the portion of the generally applicable 26.375% German withholding tax on dividends that exceeds the permitted withholding tax rate under the Treaty. However, U.S. holders should note that it is unclear how the German authorities will apply the refund process to dividends paid under ADSs and ADRs. In general, any potential refund claim becomes time-barred after four years following the calendar year in which the dividend is received.

Additionally, such refund is subject to the German anti treaty shopping provision. In general, this rule requires that the U.S. holder (in case it is corporation, “U.S. corporate holder”) maintains its own administrative substance and conducts its own business activities. In particular, a U.S. corporate holder has no right to a full or partial refund to the extent persons holding ownership interests in the U.S. corporate holder would not be entitled to the refund had they received the income directly and the gross income realized by the U.S. corporate holder is not caused by the business activities of the U.S. corporate holder, and there are either no economic or other valid reasons for the interposition of the U.S. corporate holder, or the U.S. corporate holder does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the U.S. corporate holder’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the U.S. corporate holder is subject to the provisions of the German Investment Tax Act (lnvestmentsteuergesetz).

U.S. holders claiming a refund of German withholding tax should in any case consult their tax advisors with respect to the refund procedure as there is only limited guidance of the German tax authorities on the practical application of the refund procedure with respect to the ADS.

German Inheritance and Gift Tax (Erbschaft-und Schenkungsteuer)

As the ADR Circular does not refer to the German Inheritance and Gift Tax Act, it is unclear whether or not the German inheritance or gift tax applies to the transfer of the ADSs. However, if German inheritance or gift tax is applicable to ADSs, under German domestic law, the transfer of the ordinary shares in the company and, as a consequence, the transfer of the ADSs would be subject to German gift or inheritance tax if:

●	the decedent or donor or heir, beneficiary or other transferee (1) maintained his or her residence or a habitual abode in Germany or had its place of management or registered seat in Germany at the time of the transfer, or (2) is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a residence in Germany or (3) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany);

●	at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or

●	the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft-und Schenkungssteuern in der Fassung vom 21. Dezember 2000, “Inheritance and Gift Tax Treaty”), a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the U.S. in terms of the Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.

Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the U.S. also levies federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the U.S. with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the gift by the donor. Similarly, U.S. state-level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

U.S. Taxation of ADSs and Ordinary Shares

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs and ordinary shares by a U.S. holder (as defined below). The information provided below is based on the Internal Revenue Code of 1986, as amended (“Code”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only U.S. federal income tax considerations of U.S. holders that will hold ADSs or ordinary shares as capital assets. It does not provide a complete analysis of all potential tax considerations. In particular, this summary does not address all the tax considerations applicable to a particular holder of ADSs or ordinary shares in light of the holder’s circumstances, for example:

●	financial institutions;

●	insurance companies;

●	dealers or traders in securities;

●	persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	persons that own (or are deemed to own) ADSs or ordinary shares representing 10% or more of our voting shares;

●	regulated investment companies, real estate investment trusts;

●	tax-exempt entities;

●	tax-deferred or other retirement accounts;

●	persons who hold ADSs or ordinary shares through partnerships or other pass-through entities;

●	certain former citizens or residents of the U.S.;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs or ordinary shares being taken into account in an applicable financial statement;

●	persons deemed to sell ADSs or ordinary shares under constructive sale provisions of the Code; or

●	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the U.S.

Finally, the summary does not describe the effect of the U.S. federal alternative minimum, estate and gift tax laws on U.S. holders or the effects of any applicable state, local, or non-U.S. laws.

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the U.S.; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of the ADSs or ordinary shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If a partnership (including an entity or arrangement, U.S. or non-U.S., treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of the ADSs or ordinary shares.

Each prospective holder of ADSs or ordinary shares should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares in light of their particular circumstances. U.S. holders should also review the discussion under “— German Taxation of ADSs” for the German tax consequences to a U.S. holder of the ownership of the ADSs.

General

In general and taking into account the earlier assumptions, a U.S. holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

Distributions

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a reduced maximum U.S. federal income rate of taxation, the maximum of which is currently 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is currently 37%) provided that you hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a PFIC (as discussed below under “Additional U.S. Federal Income Tax Consequences — PFIC Rules”), distributions paid by us with respect to ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs or ordinary shares generally will constitute income from sources outside the U.S. and will generally not be eligible for the dividends-received deduction generally available to corporate U.S. holders. The gross amount of any dividend paid in non-U.S. currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the non-U.S. currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the non-U.S. currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. holder in the case of ordinary shares, a U.S. holder generally should not be required to recognize non-U.S. currency gain or loss in respect of the dividend. If the non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the non-U.S. currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

Subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances, a U.S. holder will be entitled to a credit against its U.S. federal income tax liability for any German withholding taxes withheld in respect of our dividend distributions not in excess of the applicable rate under the treaty. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income, such as “passive” or “general” income. In addition, the amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. The rules governing foreign tax credits are complex. Prospective investors should consult their own tax advisors regarding the availability and implications of foreign tax credits in light of their particular situation. In lieu of claiming a foreign tax credit, U.S. holders may elect to deduct all non-U.S. taxes paid or accrued in a taxable year in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. Prospective investors should consult their own tax advisors regarding the availability and deductibility of non-U.S. taxes in light of their particular situation.

U.S. Taxation of Sale or Other Disposition

Subject to the discussion below under “Additional U.S. Federal Income Tax Consequences — PFIC Rules,” a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced maximum U.S. federal income tax rate of taxation, the maximum of which is currently 20%. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

A U.S. holder that receives non-U.S. currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the non-U.S. currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being “traded on an established securities market.” If a U.S. holder receives non-U.S. currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such non-U.S. currency will be ordinary income or loss, and will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. However, if such non-U.S. currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.

Redemption

Depending on the particular U.S. holder, a redemption of ADSs or ordinary shares by us will be treated as a sale of the redeemed ADSs or ordinary shares by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under “— Distributions”).

Additional U.S. Federal Income Tax Consequences

Controlled Foreign Corporation Rules. Generally, a non-U.S. corporation, such as us, will be classified as a controlled foreign corporation (“CFC”) if more than 50% (by vote or value) of the shares of the corporation are held directly, indirectly, or constructively, by “U.S. Shareholders.” For this purpose, a U.S. Shareholder is generally any U.S. holder that possess, directly, indirectly or constructively, 10% or more of the combined voting power or value of all classes of shares of the corporation. Based on our current and anticipated ownership structure, we do not expect to be classified as a CFC. However, we can offer no assurances in this regard.

If we were classified as a CFC, however, any of our U.S. Shareholders generally would be required to include in gross income (as ordinary income) such U.S. shareholder’s global intangible low-taxed income and, at the end of each of our taxable years, and may be increased by certain deserved earnings an amount equal to the U.S. Shareholder’s pro rata share of our “subpart F income.” Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities, and income from certain transactions with related parties. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a U.S. Shareholder.

PFIC Rules. Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of a PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Assuming we are a publicly traded corporation for purposes of the PFIC rules, the value of our assets would generally be determined by reference to the market price of our shares. Fluctuations in the market price of our shares may cause us to become a PFIC for the current taxable year or later taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were unable to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC would substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold, including the cash raised in this offering, generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Although we do not believe that we are currently a PFIC, the determination of PFIC status is highly factual, determined annually, and based on technical rules that are difficult to apply. Accordingly, there can be no assurances that we will not be a PFIC for the current year or any future taxable year.

If we were to be treated as a PFIC, except as otherwise provided by election regimes described below, a U.S. holder would be subject to special adverse tax rules with respect to (i) “excess distributions” received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A U.S. holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for our ADSs or ordinary shares. The amounts allocated to the then current taxable year and to any taxable year in the holding period prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amounts allocated to any other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

With certain exceptions, a U.S. holder’s ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder’s holding period for its ordinary shares or ADSs, even if we are not currently a PFIC.

Dividends that a U.S. holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income, or if an excess distribution treated as discussed above.

If a U.S. holder owns ordinary shares in a PFIC that are treated as “marketable stock,” the U.S. holder may make a mark-to-market election. If a U.S. holder makes this election, the U.S. holder will not be subject to all of the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of the taxable year over the U.S. holder’s adjusted basis in its ADSs or ordinary shares. Similarly, any gain realized on the sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ADSs or ordinary shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amount.

A U.S. holder may in certain circumstances also mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”), if the PFIC complies with certain reporting requirements. However, in the event that we are or become a PFIC, we do not intend to comply with such reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF.

U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in our ADSs or ordinary shares and the elections discussed above.

Tax on Net Investment Income. Certain U.S. holders who are individuals, estate and trusts will be required to pay an additional 3.8% tax on some or all of their “net investment income,” which generally includes their dividend income (including qualified dividend income) and net gains from the disposition of our ADSs or ordinary shares. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets on their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs and ordinary shares.

Information with Respect to Interests in Passive Foreign Investment Companies (PFICs). If we were to be treated as a PFIC, owners of our ADSs or ordinary shares (including, potentially, indirect owners) would be required to file an information report with respect to such interest on their tax returns, subject to certain exceptions. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs and ordinary shares.

Backup Withholding and Information Reporting. Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs or ordinary shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder’s correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our ADSs or ordinary shares will generally be subject to backup withholding and information reporting. If the sale is made through a non-U.S. office of a non-U.S. broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the non-U.S. broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder of ADSs or ordinary shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the U.S. holder’s income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

With respect to references made in this annual report to any contract or other document of Biofrontera, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various risks in relation to financial instruments including credit risk, liquidity risk and currency risk. Our risk management is coordinated by our management board. We do not engage in the trading of financial assets for speculative purposes. The most significant financial risks to which we are exposed include the following discussed below. Please see note 15 (Reporting on Financial Instruments) to our consolidated financial statements for additional information.

Liquidity risk

We have been dependent on our shareholders and bondholders for the funding of our operations. As described in note 1 of our consolidated financial statements, our ability to continue as a going concern is dependent on our ability to raise additional funds by way of debt and/or equity offerings to enable us to fund our clinical trial programs and commercialization plans. We believe that our existing cash and cash equivalents, the credit facilities available to us under the EIB credit facility, the net proceeds from our rights offering of shares in Germany and initial public offering of ADSs in the U.S., and revenue from product sales and future milestone or license payments will be sufficient to enable us to fund our operating expenses and to advance our commercialization strategy in the U.S. for the next 12 months. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of our products and product candidates. We may need substantial additional funds to fully develop, manufacture, market and sell our other potential products. See “Risk Factors”.

Currency risk

We are subject to currency risk, as our income and expenditures are denominated in euro, Swiss francs and the U.S. dollar. As such we are exposed to exchange rate fluctuations between such foreign currencies and the euro. We aim to match foreign currency cash inflows with foreign cash outflows where possible. We do not hedge this exposure. If we increase sales of our products in the U.S., we would expect to have significant increases in cash balances, revenues and sales and marketing costs denominated in U.S. dollars and in Swiss francs, while we would expect the majority of our development and operating costs to remain denominated in euro. Between January 2014 and March 2018, the exchange rate between the U.S. dollar and the euro ranged between 1.0375 dollars per euro and 1.3927 dollars per euro, and the exchange rate between the Swiss franc and the euro ranged between 0.9816 Swiss franc per euro and 1.2383 Swiss franc per euro.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents two shares (or a right to receive two shares) deposited with The Bank of New York Mellon SA/NV, as custodian for the depositary in Frankfurt. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Depositary Payments

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Initial Public Offering

In February 2018, we sold 6,000,000 ordinary shares, nominal value €1.00 per share, in a combined offering consisting of (i) a rights offering of ordinary shares in Germany pursuant to German law and (ii) an initial public offering ADSs each representing two ordinary shares in the U.S. The offering price in the German rights offering was €4.00 per share, and the offering rights in the U.S. initial public offering was $9.88 per ADS. From this combined offering, we received aggregate gross proceeds of approximately €24.0 million. As part of this offering, we sold 1,300,482 ADSs pursuant to our Registration Statement on Form F-1 (No. 333-222546) for gross proceeds totaling $12,848,762 and net proceeds totaling $11,821,381. In the combined offering, we incurred aggregate underwriting discounts of approximately $1.4 million and expenses of approximately $1.5 million, resulting in total net proceeds to us of approximately €21.6 million. The effective date of our Registration Statement on Form F-1 was February 13, 2018. The offer did not terminate before all of the securities registered in the registration statement were sold. The Benchmark Company, Dawson James securities Inc. and Lake Street Capital Markets acted as managing underwriters of the U.S. public offering.

None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates. The intended use of these proceeds has not changed from the information mentioned in the prospectus relating to the Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES.

(a) As of the end of the period covered by this annual report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed under the supervision and with the participation of our management board, including our chief executive officer and chief financial officer, our principal executive officer and principal financial officer, respectively. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this annual report, in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Report of Management on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that Mr. Hansjörg Plaggemars is an audit committee financial expert as defined by the SEC rules and is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the NASDAQ Stock Market.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Conduct that applies to members of our management board, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

No waivers have been granted to the code of business conduct and ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, or Warth & Klein, has served as our independent registered public accounting firm for 2016 and 2017. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2017	2016
	($, in thousands)
Audit Fees	360	239
Audit-Related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total	360	239

“Audit Fees” are the aggregate fees billed for both professional services and out-of-pocket costs related to the audit of our annual financial statements. This category also includes services that generally the independent registered public accounting firm provides, such as consents, comfort letters, statutory audits and assistance with and review of documents filed with the SEC.

Audit and Non-Audit Services Pre-Approval Policy

Our audit committee is responsible for the overseeing the independence of our independent registered public accounting firm, giving the audit mandate, entering into the remuneration agreement with the independent registered public accounting firm and evaluation and oversight of the work of the independent registered public accounting firm, among other duties. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent registered public accounting firm in order to assure that they do not impair the auditor’s independence from our company.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on an exemption in connection with our initial public offering pursuant to Rule 10A-3(b)(1)(iv)(A) of the Securities Exchange Act in connection with Mr. John Borer’s membership on the audit committee.

The NASDAQ listing rules mandated by Rule 10A-3(b) of the Exchange Act require, among other things, that each member of the audit committee be independent. A company listing in connection with its initial public offering may phase in its compliance with the independent committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) of the Exchange Act. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Immediately after our initial public offering, our audit committee consisted of Messrs. Hansjörg Plaggemars, Jürgen Baumann and John Borer. Our audit committee currently consists of these same individuals. Messrs. Plaggemars and Baumann meet the independence standards of NASDAQ Listing Rule 5605(a)(2) and satisfy the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. Within one year from the date of effectiveness of our registration statement on Form F-1, as required by Rule 10A-3(b)(1)(iv)(A), we intend for all members of our audit committee to qualify as independent members of the audit committee.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Differences between Our Corporate Governance Practices and the Rules of The NASDAQ Capital Market

The NASDAQ listing rules allow for a foreign private issuer, such as us, to follow the laws, rules, and regulations, or home country practice, of its home country in lieu of certain of NASDAQ’s corporate governance standards. Specifically, NASDAQ Listing Rule 5615(a)(3)(A) permits a foreign private issuer to follow its home country practice instead of following the requirements of the NASDAQ Listing Rule 5600 series, the requirement to disclose third party director and nominee compensation set forth in NASDAQ Listing Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in NASDAQ Listing Rule 5250(d).

In accordance with the requirements of the German Stock Corporation Act, and unlike many publicly traded companies in the U.S., we utilize a two-tier board structure, consisting of a supervisory board and a management board. This two-tier governance system provides a strict separation of supervisory and management functions, with the roles and responsibilities of each of the two boards clearly defined by German law.

Differences between the corporate governance practices that we follow and those set forth in the NASDAQ stock market rules are described below:

●	Distribution of Annual and Interim Reports. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5250(d) that an annual report, containing our audited financial statements and those of our subsidiaries, be distributed to shareholders a reasonable period of time following the filing of the annual report with the SEC. Consistent with the German Stock Corporation Act, we do not distribute annual and interim reports automatically to shareholders. Instead, our annual reports are available to shareholders at our offices or on our website. Under the deposit agreement relating to our ADSs, we have agreed to provide annual reports to the depositary bank so that the depositary bank may arrange for distribution of such information to holders of our ADSs.

●	Independent Directors. NASDAQ Stock Market Rule 5605(b)(1) requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent. The rules of procedure of our supervisory board provide that the supervisory board should have a sufficient number of independent members within the meaning of the German Corporate Governance Code, and the supervisory board has resolved that a number of at least one-half of the board members should be sufficient, though this is not a mandatory requirement. The supervisory board has determined that a majority of the current members of our supervisory board are independent.

In addition, under our two-tier board system, our methods for determining and ensuring the independence of our supervisory board generally differ from those set forth in NASDAQ rule 5605, which contemplates a U.S.-style, one-tier system. For instance, while NASDAQ rules require the board to affirmatively determine the independence of individual directors via specific tests of independence, German law does not require the supervisory board to make such affirmative findings on an individual basis. At the same time, the rules of procedure of our supervisory board contain provisions to help ensure the independence of the supervisory board’s advice and supervision. Furthermore, the members of our supervisory and management boards are independent from one another. A member of one board is legally prohibited from being concurrently active on the other. Supervisory board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, supervisory board members may not enter into advisory, service or certain other contracts with us, unless approved by our supervisory board.

●	Executive Sessions. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5605(b)(2) that independent directors have regularly scheduled meetings during which only independent directors are present. German law does not require executive sessions of independent directors. However, German law provides that the supervisory board holds meetings at least twice in each half-year period. Additionally, where supervisory board members are subject to conflicts of interest, they generally have to refrain from taking part in deliberations and voting.

●	Audit Committee Charter. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5605(c)(1) that we adopt a formal written audit committee charter specifying certain audit committee responsibilities. German law does not require a separate charter for an audit committee. Instead, the responsibilities and authority of our audit committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws. Pursuant to the German Stock Corporation Act, independent auditors are elected at the shareholders’ meeting, instead of being appointed by the audit committee. Also pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board, together with our management board, and in some cases, our shareholders, are responsible for the final approval of the audited financial statements and our supervisory board as a whole is responsible for many of the same functions that NASDAQ requires of an audit committee under its rules.

●	Compensation Committee Charter. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5605(d)(1) that we certify we have adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis. German law does not require a separate charter for a compensation committee. Instead, the responsibilities and authority of our personnel committee (which is responsible for nominating members of the management board and questions of compensation of the management board) are set forth in the rules of procedure of our supervisory board and in applicable German law. Pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board is responsible for the appointment and final approval of remuneration of the management board.

●	Compensation Committee Responsibilities and Authority. We expect to rely on an exemption from the requirements under NASDAQ Listing Rule 5605(d)(3) identifying specific compensation committee responsibilities and authority. The responsibilities and authority of our personnel committee are set forth in the rules of procedure of our supervisory board and in applicable German law. The personnel committee does not have independent authority to retain legal and professional advice; rather, the supervisory board as a whole can generally retain such advice.

●	Nominations Committee Charter. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5605(e)(2) that we certify we have adopted a formal written charter or board resolution, as applicable, addressing the nominations process and related matters as required under federal securities laws. German law does not require a separate charter or board resolution addressing nominations. Instead, the responsibilities and authority of our personnel committee (responsible for nominating members of the management board) and the nomination committee (responsible for nominating members of the supervisory board) are set forth in the rules of procedure of our supervisory board and in applicable German law.

●	Solicitation of Proxies. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5620(b) that we solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. Consistent with German law, we offer to our shareholders the right to exercise their voting rights in the general meeting through proxies appointed by our company and keep the declarations of such proxies available for inspection for a period of three years. The proxies appointed by us are obligated to vote only in accordance with the instructions of the represented shareholder. Under the deposit agreement pertaining to our ADSs, our depositary bank mails to holders of ADSs a notice stating, among other things, that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each holder of ADSs who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders’ ADSs are to be voted.

●	Quorum. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5620(c) that our by-laws provide for a quorum that is not less than 33 1/3 % of the outstanding shares of our ordinary voting shares. Consistent with German law, our articles of association do not provide for a quorum for shareholders’ meetings.

●	Shareholder Approval. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5635(c) requiring companies to obtain shareholder approval of all equity compensation plans (including share option plans) and any material revisions to them. Consistent with the German Stock Corporation Act, the adoption of our stock option plans and any material revisions thereto must be approved by our shareholders insofar as the issuance of shares and/or share options under authorized or contingent capital authorizations requires shareholder approval. For the avoidance of doubt, this only applies insofar as actual shares are to be delivered under the plan. Phantom stock or other remuneration programs linked to share value, but not requiring delivery of physical shares, do not require shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description of Exhibit

1.1*	Articles of Association of Biofrontera AG
1.2	Rules of Procedure of the Supervisory Board of Biofrontera AG (incorporated by reference to Exhibit 3.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
1.3	Rules of Procedure of the Management Board of Biofrontera AG (incorporated by reference to Exhibit 3.3 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Finance Contract dated May 19, 2017 between the European Investment Bank and Biofrontera AG (incorporated by reference to Exhibit 10.4 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.4	Terms and Conditions of Convertible Bond I (incorporated by reference to Exhibit 10.5 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.5	Terms and Conditions of Convertible Bond II (incorporated by reference to Exhibit 10.6 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.1†	License and Manufacturing Agreement dated as of October 4, 2017 between Biofrontera Pharma GmbH and Frike Group (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.2†	Manufacturing and Supply Agreement dated as of June 1, 2015, between Biofrontera Pharma GmbH and Hapila GmbH (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
4.3†	Supply Agreement dated as of January 1, 2017, between Biofrontera Pharma GmbH and Midas Pharma GmbH (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.4	Leverkusen Lease (English translation) (incorporated by reference to Exhibit 10.7 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.5	Wakefield Lease (incorporated by reference to Exhibit 10.8 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.6	2010 Employee Stock Option Plan (incorporated by reference to Exhibit 10.9 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.7	2015 Employee Stock Option Plan (incorporated by reference to Exhibit 10.10 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.8	Employment Agreement – Hermann Lübbert (English Translation) (incorporated by reference to Exhibit 10.11 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)

4.9	Employment Agreement – Thomas Schaffer (English Translation) (incorporated by reference to Exhibit 10.12 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.10	Employment Agreement – Christoph Dünwald (English Translation) (incorporated by reference to Exhibit 10.13 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.11	Share Loan Agreement dated January 26, 2018, between Maruho Deutschland GmbH and Lang & Schwarz Broker GmbH (incorporated by reference to Exhibit 10.14 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
4.12	Mandate Agreement, dated January 17, 2018, between Biofrontera AG and Lang & Schwarz Broker GmbH (incorporated by reference to Exhibit 10.15 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
11.1*	Code of Conduct
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

* Filed herewith.

BIOFRONTERA AG

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Biofrontera AG

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Biofrontera AG and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WARTH & KLEIN GRANT THORNTON AG

We have served as the Company’s auditor since 2007.

Düsseldorf, Germany

April 25, 2018

Biofrontera AG

Consolidated balance sheet as of

Assets

(in EUR thousands)

		31 December 2017	31 December 2016
Non-current assets
Tangible assets	(1)	746	645
Intangible assets	(1)	648	1,252
Total Non-current assets		1,394	1,897

Current assets
Current financial assets
Trade receivables	(3)	1,561	1,624
Other financial assets	(4)	571	670
Cash and cash equivalents	(8)	11,083	15,126
Total Current financial assets		13,215	17,420

Other current assets
Inventories	(2)
Raw materials and supplies		1,516	1,350
Unfinished products		485	477
Finished products and goods		1,732	1,819
Income tax reimbursement claims	(5)	52	33
Other assets	(4)	1,454	883
Total Other current assets		5,239	4,562
Total Current assets		18,454	21,982
Total assets		19,848	23,879

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Consolidated balance sheet as of

Liabilities

(in EUR thousands)

		31 December 2017	31 December 2016
Equity	(10)
Subscribed capital		38,417	37,722
Capital reserve		100,769	98,677
Capital reserve from foreign currency conversion adjustments		700	(154)
Loss carried forward		(120,403)	(109,824)
Net loss of the year		(16,102)	(10,579)
Total equity		3,381	15,842

Long-term liabilities
Long-term financial liabilities	(11)	12,355	3,597

Current liabilities
Current financial liabilities
Trade payables	(12)	1,084	2,093
Current financial debt	(10)	170	274
Other financial liabilities	(14)	20	59
Total current liabilities		1,274	2,426
Other current liabilities
Income tax provision	(9)	-	-
Other provisions	(13)	2,535	1,824
Other current liabilities	(14)	303	190
Total other current liabilities		2,838	2,014
Total liabilities		4,112	4,440
Total equity and liabilities		19,848	23,879

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Consolidated statement of comprehensive income

(in EUR thousands except for share or per share information)

		01.01.- 31.12.2017	01.01.- 31.12.2016	01.01.- 31.12.2015
Sales revenue	(16)	12,025	6,130	4,138
Cost of sales	(17)	(1,715)	(1,652)	(1,236)
Gross profit from sales		10,310	4,478	2,902

Operating expenses
Research and development costs	(18)	(4,225)	(4,640)	(6,204)
General administrative costs	(20)	(3,097)	(2,853)	(2, 759)
thereof financing costs		(583)	(826)	(265)
Sales costs	(19)	(16,922)	(8,764)	(4,170)
Total Operating expenses		(24,244)	(16,257)	(13,133)
Loss from operations		(13,934)	(11,779)	(10,231)

Interest expenses	(21)	(1,133)	(1,207)	(1,168)
Interest income	(21)	38	3	9
Other expenses	(22)	(1,333)	(47)	(32)
Other income	(22)	260	2,451	219
Total interest and other (expenses)/income		(2,168)	1,200	(972)

Loss before income tax	(24)	(16,102)	(10,579)	(11,203)
Income tax		-	-	-
Loss for the period	(24)	(16,102)	(10,579)	(11,203)

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions Translation differences resulting from the conversion of foreign business operations		854	(153)	(2)
Other income total	(24)	854	(153)	(2)

Total loss for the period		(15,248)	(10,732)	(11,205)

Basic/diluted earnings per share	(23	(0.42)	(0.36)	(0.48)

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Consolidated statement of changes in equity

(in EUR thousands except for share information)

	Ordinary shares	Subscribed capital	Capital reserve	Capital from foreign currency conversion adjustments	Accumulated loss	Total

Balance as of 1 January 2015	22,196,570	22,196	76,403	1	(98,621)	(21)
Capital increase	3,293,860	3,294	3,515	-	-	6,809
Costs of equity procurement	-	-	(496)	-	-	(496)
Foreign currency conversion adjustment	-	-	-	(2)	-	(2)
Increase in capital reserve from the stock option programme	-	-	104	-	-	104
Net loss of the year	-	-	-	-	-	(11,203)
Balance as of 1 January 2016	25,490,430	25,490	79,526	(1)	(109,824)	(4,809)
Capital increase	9,870,333	9,870	14,648	-	-	24,518
Conversion from convertible bond 2016/2021	1,603,050	1,603	3,231	-	-	4,834
Exercise of detachable warrant rights from warrant bond 2011/2016	758,620	759	1,487	-	-	2,246
Foreign currency conversion adjustment	-	-	-	(153)	-	(153)
Costs of equity procurement	-	-	(321)	-	-	(321)
Changes in capital reserves pursuant to the issuance of the convertible bond 2016/2021	-	-	(4)	-	-	(4)
Increase in capital reserve from the stock option programme	-	-	110	-	-	110
Net loss of the year	-	-	-	-	(10,579)	(10,579)
Balance as of 31 December 2016	37,722,433	37,722	98,677	(154)	(120,403)	15,842
Conversion from convertible bond 2016/2021	26,700	27	74	-	-	101
Conversion from convertible bond 2017/2022	667,695	668	1,837	-	-	2,505
Foreign currency conversion adjustment	-	-	-	854	-	854
Increase in capital reserve from the stock option programme	-	-	181	-	-	181
Net loss of the year	-	-	-	-	(16,102)	(16,102)
Balance as of 31 December 2017	38,416,828	38,417	100,769	700	(136,505)	3,381

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Consolidated cash flow statement

(in EUR thousands)

	01.01.- 31.12.17	01.01.- 31.12.16	01.01.- 31.12.15
Cash flows from operations
Loss for the period	(16,102)	(10,579)	(11,203)
Adjustments to reconcile loss for the period to cash flow into operations
Financial result	1,094	1,204	1,159
Depreciation	834	831	812
Losses from disposal of assets	-	5	-
Non-cash expenses and (income)	1,080	(51)	40
Changes in operating assets and liabilities
Trade receivables	63	(729)	(586)
Other assets and income tax assets	173	(750)	(11)
Inventories	(86)	(2,112)	(140)
Trade payables	(1,010)	1,050	76
Provisions	711	782	150
Other liabilities	74	90	48
Net cash flow used in operational activities	(13,119)	(10,259)	(9,655)

Cash flows from investment activities
Purchase of intangible and tangible assets	(397)	(484)	(180)
Interest received	6	3	184
Proceeds from sale of intangible and tangible assets	16	26	13
Net cash flow used in investment activities	(375)	(455)	17

Cash flows from financing activities
Proceeds from the issue of shares	-	24,518	6,313
Costs of equity procurement	(664)	(321)	-
Proceeds from issuance of convertible bonds 2016/2021	-	4,995	-
Proceeds from the exercise of detachable warrants from warrant bond 2011/2016	-	2,246	-
Proceeds from issuing convertible bonds 2017/2022	4,999	-	-
Repayment of warrant bond 2009/2017	(5,226)	-	-
Proceeds from repayment of warrant bonds 2009/2017 for portion of the instrument held by the company	1,590	-	-
Interest paid	(598)	(842)	(1,225)
Proceeds from drawing down EIB loans	10,000	-	-
Cash outflow for EIB loan procurement costs	(650)	-	-
Repayment of warrant bond 2011/2016	-	(8,715)	-
Net cash flows provided by financing activities	9,451	21,881	5,088

Net (decrease)/increase in cash and cash equivalents	(4,043)	11,167	(4,550)
Cash and cash equivalents at the beginning of the period	15,126	3,959	8,509
Cash and cash equivalents at the end of the period	11,083	15,126	3,959

Composition of financial resources at the end of the period
Cash and cash equivalents (27)	11,083	15,126	3,959

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Notes to the Consolidated Financial Statements

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of Cologne District Court, Department B under No. 49717, and its wholly-owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH, all with head office at Hemmelrather Weg 201, 51377 Leverkusen, Germany, and Biofrontera Inc., which is based in Wakefield, Massachusetts, research, develop and market dermatological products. Biofrontera AG is the parent company that prepares the consolidated financial statements for the group. The company’s strategic objective is to position itself globally as a pharmaceuticals company specialising in photodynamic therapy (PDT). Focus areas of activity include further expanding our products’ sales, as well as extending the approvals of Ameluz® to include further indications to enhance its brand potential. Biofrontera AG (hereinafter also the “company” or “Biofrontera”) pursues this goal along with its subsidiaries. All the companies together form the “Biofrontera Group”, or “Group”.

The Biofrontera Group was the first German pharmaceutical start-up company to receive centralised European and U.S. drug approval for an independently developed drug, Ameluz®. In December 2011, Ameluz® was approved in Europe to treat light and moderate actinic keratosis. In September 2016, European approval was expanded to treat field cancerisation, and in January 2017 to treat basal cell carcinoma. In March 2018, European approval was expanded again to include treatment with daylight PDT. In May 2016, the U.S. Food and Drug Administration (or “FDA”) issued approval in the U.S. for lesion-directed and field-directed treatment of actinic keratosis in combination with the red light lamp BF-RhodoLED®. In addition, a range of cosmetic products is to be marketed. The first product in this range, Belixos® Creme, was launched in the autumn of 2009. A hair tonic, Belixos® LIQUID, was introduced in the spring of 2014 and a Belixos® gel skin care for rosacea and acne was launched at the beginning of December 2014. Belixos® Protect, a day cream with protective anti-ageing properties especially for light-damaged skin, followed in July 2015. Belixos® Körpercreme (body cream) has been created to meet the widespread demand for a larger packaging of Belixos® Creme, and is ideal for application to larger skin areas. Two further clinical development projects, one a dermatological project and one for the prevention of migraines, have been spun off into dedicated subsidiaries and are not being actively pursued at the present time.

The product Ameluz® (development name BF-200 ALA), which was approved in Europe at the end of 2011, has been tested for European approval in one Phase II and two Phase III clinical trials to treat actinic keratosis. In preparation for approval in the U.S., two Phase I trials and a further Phase III trial were conducted. Ameluz® consists of a combination of the drug aminolevulinic acid (ALA) and a patent-protected nanoemulsion (BF-200), with the latter chemically stabilising the ALA and enhancing its skin penetration. The clinical results regarding the treatment of actinic keratosis have shown its clear superiority to the competitor product against which it was compared in the Phase III trials. An application for centralised European approval was submitted on 1 September 2010, and this approval was granted by the European Commission on 16 December 2011. Ameluz® has been sold in Germany since February 2012 and in several other European countries since autumn 2012. In September 2016, approval was expanded to treat field cancerisation, in other words, larger related areas permeated by tumour cells. Approval in the U.S. was issued on 10 May 2016, with the U.S. market launch occurring in October 2016. A further Phase III trial on the treatment of basal cell carcinoma formed the basis for the expansion of the existing European approval for this indication, which was issued in January 2017. Ameluz® was also tested in a Phase III trial relating to application in daylight PDT in a direct comparison with its competitor product. This study formed the basis for the European Commission to issue a further expanded approval in March 2018. In August 2017, the FDA confirmed in writing the regulatory path agreed with Biofrontera at a formal meeting for the treatment of basal cell carcinoma with Ameluz®. The study protocol for a Phase III approval test that has yet to be conducted is currently being discussed with the FDA.

In November 2012, Biofrontera’s BF-RhodoLED® PDT lamp received pan-European approval for use as a medical device and has since been sold together with Ameluz®. In Europe, doctors can opt to use any of the lamps approved for PDT, whereas in the U.S. the approval of Ameluz® requires the combined use with the BF-RhodoLED® lamp. It is consequently approved as a combination product along with the Ameluz®.

Biofrontera AG

Notes to the Consolidated Financial Statements

In July 2016, the company entered into a research collaboration and partnership with Maruho Co., Ltd, (“Maruho”), a Japanese company specialising in dermatology, in which possibilities to jointly develop pharmaceutical products for the European market based on Biofrontera’s proprietary nanoemulsion technology are to be researched. This corresponds to the same strategy with which Ameluz® was also developed. The nanoemulsion technology stabilised the active substance and improved skin penetration, leading to greater clinical efficacy. This principle is also to be applied to other substances as part of the collaboration and partnership with Maruho. According to the agreement, Maruho will bear all costs connected with the exploratory research of new product candidates. The plan is that the parties should be joint owners of the intellectual property they develop. In terms of marketing, Biofrontera is to receive the license in Europe. As the agreement is limited to Europe, further regional rights have not yet been discussed or determined. The agreement was initially limited to 31 December 2017 and was extended until 31 March 2018. The parties are currently discussing a potential further extension or expansion.

The BF-derm1 project, which is currently not being actively pursued, was tested in a three-part Phase II trial for the treatment of chronic, antihistamine-resistant urticaria. The trial demonstrated the drug’s good efficacy, which reduced the intensity of urticaria rashes and itching as well as reducing the amount of drowsiness-inducing antihistamines required by patients.

The BF-1 project is an innovative substance that is intended to be used for migraine prophylaxis. The substance was administered to healthy subjects for the first time towards the end of 2006, by intravenous injection and in tablet form. The company received the results of this trial in early 2007. They show that the substance is almost completely absorbed in the intestine, and that it takes around two days for 50% of the substance to be broken down or excreted. These results are an excellent starting point for developing the substance for administration in tablet form.

The intention is to finance the development of both BF-derm1 and BF-1 independently of Biofrontera’s normal budget by seeking funding providers who will benefit directly from the development of these products. For this reason, the two projects were acquired by Biofrontera AG and transferred as shareholder contributions to the two subsidiaries Biofrontera Development GmbH and Biofrontera Neuroscience GmbH, which were formed in December 2012. The product BF-derm1, which is intended for the treatment of severe chronic urticaria, is now the responsibility of Biofrontera Development GmbH, while the product BF-1, which is intended for the prophylactic treatment of migraines, is the responsibility of Biofrontera Neuroscience GmbH. This outsourcing of development candidates has created a structure through which the financing of the further development of these two products was uncoupled from the normal Group financing. As a result, the company’s short-term financial plans can focus on the market launch of Ameluz® in North America and the extension of its range of indications, as well as the establishment of the Group as a specialist pharmaceutical company.

Biofrontera AG

Notes to the Consolidated Financial Statements

Summary of significant accounting policies

Basis for preparation of the consolidated financial statements

The consolidated financial statements for Biofrontera AG for the financial year from 1 January 2017 to 31 December 2017 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) and applicable on the balance sheet date.

The assets and liabilities are recognised and measured in accordance with the IFRS that were mandatory on 31 December 2017.

Standards, amendments to standards and interpretations applied for the first time in the consolidated financial statements for 31 December 2017 are:

Standard / Interpretation	First-time mandatory application as per IASB
Amendments to IAS 7 “Statements of Cash Flows”: Disclosure Initiative	1 January 2017
Amendments to IAS 12 “Income Taxes”: Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017
Annual Improvements Project Cycle 2014 – 2016: Amendments IFRS 12	1 January 2017

Standards and interpretations that can be applied early voluntarily, but have not yet been applied early voluntarily

Standard / Interpretation	First-time mandatory application as per IASB
IFRS 15 “Revenue from Contracts with Customers”	1 January 2018
IFRS 9 “Financial Instruments”	1 January 2018
IFRS 16 “Leases”	1 January 2019
IFRS 17 “ Insurance Contracts”	1 January 2021
Amendments IFRS 2 “Share-based Payment”: Classification and Measurement of Share-based Payment Transactions	1 January 2018
Amendments to IFRS 4 “Insurance Contracts”: Applying IFRS 9 Financial Instruments together with IFRS 4 Insurance Contracts	1 January 2018
Amendments to IFRS 9 “Financial Instruments”: Prepayment Features with Negative Compensation	1 January 2018
Amendments IFRS 1 “First-Time Application of IFRS”: Annual Improvements Project Cycle 2014-2016	1 January 2018
Amendments to IAS 28 “Interest in Associates and Joint Ventures”: Long-term Interests in Associates and Joint Ventures	Postponed for an indefinite period
Amendments to IAS 40 “Investment Property”: Transfers of Investment Property	1 January 2018
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	1 January 2018
IFRIC 23 “Uncertainty over Income Tax Treatments”	1 January 2019
Annual Improvements Project Cycle 2014 – 2016: Amendments IFRS 1 and IAS 28	1 January 2018
Annual Improvements Project Cycle 2015 – 2017	1 January 2019

Biofrontera AG

Notes to the Consolidated Financial Statements

It is expected that unless details of their effects are given below, the listed standards and interpretations that are not yet applied will have no effect on the Biofrontera Group, in the absence of relevant facts and circumstances.

In May 2014, the IASB issued the new standard IFRS 15. The aim of this new standard concerning revenue recognition is to amalgamate the various rules previously contained in different standards and interpretations. At the same time, uniform principles are defined that are applicable for all sectors and for all types of revenue transactions. The questions regarding what amount, at what time and for which time period revenue is to be realised are to be answered with the help of the 5-stage model. In addition, the standard includes a number of other regulations covering detailed issues and an expansion of the disclosures required. The new standard is to be applied to annual periods beginning on or after 1 January 2018. The first application must in principle be carried out retrospectively, but various simplification options are available; earlier application is permitted.

In the U.S., some lamps (RhodoLED® (PDT lamp)) are made available to physicians in return for a fee for an up to six-month evaluation period. A final decision to purchase does not need to be made until the end of this period. In 2017, the company generated revenues from the monthly fees during the evaluation period, although not yet already from the sale of lamps. To this extent, this relates to a matter to be assessed for the first time in 2018, from which no transition effects arise. Otherwise, in relation to the product sales and revenues from the collaboration and partnership agreement with Maruho, no changes arise in revenue recognition due to the first-time application of IFRS 15 in 2018. IFRS 15 will lead to a greater scope of mandatory disclosures.

In January 2016, the IASB issued the new standard IFRS 16 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, and notes regarding leases, with the aim of ensuring that lessees and lessors provide relevant information regarding the impact of leases. At the same time, the previous accounting model applied in accordance with IAS 17, involving the classification into operating and finance leases, is abandoned in favour of a uniform accounting model for leasing agreements with a mandatory control concept. For the lessee, the standard provides a single accounting model. This model leads in the case of the lessee to all the assets and liabilities from leases being recognised on the balance sheet, provided that their term is not less than 12 months or if it is not a minor asset (option). The lessor continues to differentiate, for accounting purposes, between finance and operating leases.

The mandatory first-time application date of IFRS 16 – Leases is for financial years beginning on or after 1 January 2019. Early application is permitted, in principle, if IFRS 15 – Revenue from Contracts with Customers is already applied (early) in full. The lessee either has to fully apply IFRS 16 retrospectively, with the inclusion of prior reporting periods, or has to recognise the cumulative adjustment effect at the point in time of initial application as an entry in equity at the beginning of the financial year of initial application. Based on the existing agreements, Biofrontera acts as both a lessor and as a lessee in operating leases. Given the significant expansion of the U.S. business in relation to lamps (BF-RhodoLED® (PDT lamp)), it is expected that the first-time application of IFRS 16 in 2019 will increase assets proportionally to the increase in liabilities for a net effect of zero on the balance sheet. The gross effect, however, cannot yet be estimated as the likelihood of a customer exercising a contractual option currently cannot be estimated. Management does not have historical data on which an estimate can be developed.

In July 2014, the IASB approved the final version of IFRS 9 “Financial Instruments”. The new standard includes revised regulations for the classification and measurement of financial assets, including impairment regulations, and supplements the new hedge accounting regulations published in 2013. Furthermore, more extensive disclosure obligations pursuant to IFRS 9 are to be complied with. The Group anticipates effects on the classification of financial instruments as well as expanded disclosures in the notes to the financial statements. According to the amended impairment model, too, no effects are expected given the continued lack of receivables defaults.

Biofrontera AG

Notes to the Consolidated Financial Statements

The accounting policies applied are consistent with those applied on 31 December 2016, with the exception of the new and revised standards and interpretations described above that were applied from the 2017 financial year for the first time.

The consolidated financial statements as at 31 December 2017 are presented in euros (EUR) or thousands of euros.

The Biofrontera Group presents current and non-current assets and current and non-current liabilities as separate categories in the balance sheet, in accordance with IAS 1.60, with these categories also being to some extent subdivided according to their respective terms in the notes to the consolidated financial statement for 31 December 2017. The income statement is prepared applying the cost of sales method. In this reporting format, the net sales revenue is set against the expenses incurred in achieving it, subdivided into cost of sales, research and development costs, sales costs and general administration costs.

The consolidated financial statements for 31 December 2017 contain no separate segment-based reporting, as the activities of the Biofrontera Group are limited to a single business segment in terms of the definition in IFRS 8. All business operations focus on the product Ameluz®, including the supplementary products BF-RhodoLED® (PDT lamp) and Belixos®, and are internally monitored and managed accordingly.

On 25 April 2018, the Management Board approved the consolidated financial statements for the financial year ending 31 December 2017 for publication.

Biofrontera AG

Notes to the Consolidated Financial Statements

Basis of consolidation

The consolidated financial statements for the financial year ending 31 December 2017 include the financial statements of the parent company, Biofrontera AG, and the subsidiary companies in which the parent has a direct majority of the voting rights. The following companies have been included in the consolidated financial statements:

1.	Biofrontera Bioscience GmbH, Leverkusen, Germany, with a direct interest of 100%
2.	Biofrontera Pharma GmbH, Leverkusen, Germany, with a direct interest of 100%
3.	Biofrontera Development GmbH, Leverkusen, Germany, with a direct interest of 100%
4.	Biofrontera Neuroscience GmbH, Leverkusen, Germany, with a direct interest of 100%.
5.	Biofrontera Inc., Wakefield, Massachusetts, U.S., with a direct interest of 100%

The basis for the consolidation of the companies included in the consolidated financial statements are the financial information of these companies prepared for 31 December 2017 pursuant to uniform principles. The consolidated financial statements for 31 December 2017 have been prepared on the basis of uniform accounting policies (IFRS).

The subsidiaries have been fully consolidated from the date of acquisition. The date of acquisition is the date when the parent company obtained control of these subsidiaries. The subsidiaries are included in the consolidated financial statements until control over these companies no longer exists.

All inter-company balances and income and expenses have been eliminated on consolidation. Results of intra-group transactions have been eliminated.

Translation of amounts in foreign currencies

The consolidated financial statements for 31 December 2017 have been prepared in EUR (or thousands of EUR), which is the functional currency of all the German companies included in the consolidated financial statements, and is the Group’s reporting currency.

For subsidiaries with a functional currency that is the local currency of the country in which they have their registered office, the assets and liabilities that are recognised in the foreign currency on the balance sheets of the foreign, economically independent subsidiaries, are converted to euros applying the relevant period-end exchange rate (2017: 1.2022 USD/EUR, 2016: 1.052 USD/EUR, 2015: 1.09061 USD/EUR). Income and expense items are translated applying the average exchange rates (2017: 1.1301 USD/EUR, 2016: 1.107 USD/EUR, 2015: 1.1023 USD/EUR) applicable to the relevant period. The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components.

Transactions realised in currencies other than EUR are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses arising from such currency translations are recognised in income.

Application of estimates

The preparation of the consolidated financial statements for 31 December 2017 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities as reported on the balance sheet date, and revenues and expenses arising during the financial year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of the useful lives of non-current assets and the formation of provisions, as well as income taxes. Estimates are also made as part of fair value measurement pursuant to IFRS 13. Estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances. They are continuously reviewed but may vary from the actual values.

Biofrontera AG

Notes to the Consolidated Financial Statements

The carrying amounts of items affected by estimates are presented in the respective explanatory remarks concerning the items in the notes to the consolidated financial statements.

Tangible assets

Pursuant to IAS 16, tangible assets are recognised on the balance sheet at historical acquisition and production cost less scheduled depreciation.

Depreciation of tangible assets is generally applied straight-line over the estimated useful life of assets (generally three to thirteen years). The main useful lives are unchanged:

IT equipment	3 years, straight-line

Fixtures and equipment	4 years, straight-line

Office and laboratory facilities	10 years, straight-line

Laboratory devices	13 years, straight-line

Low value assets with purchase costs of between EUR 150 and EUR 1,000 have been booked to the year of acquisition as a single item for the relevant year, and are fully depreciated over five years.

Intangible assets

Purchased software is recognised at cost less amortisation applied straight-line over a three-year useful life.

Purchased intangible assets consist of licenses and other rights. They are recognised at cost less accumulated amortisation. Only intangible assets purchased from third parties are capitalised as assets, as the requirements for the recognition of internally generated intangible assets are not met. These intangible assets are capitalised as assets and generally amortised straight-line over an estimated useful life of between 4 and 20 years.

No intangible assets exist with indefinite useful lives.

Borrowing costs are not recognised as part of the purchase cost of the acquired assets but are instead expensed in the period in which they arrived, because the Group has no qualifying assets in the meaning of IAS 23.5.

Impairment of assets

The company tests assets for impairment when indications exist that the carrying amount of an asset exceeds its recoverable amount. A possible impairment requirement of assets held for use is evaluated by comparing the carrying amount of an asset with the cash flows that the asset is expected to generate in the future. When such an asset is considered to be impaired, the impairment loss is measured at the amount by which the carrying amount of the asset exceeds its recoverable amount. Assets that are to be sold are reported at the lower of the carrying amount or fair value less costs to sell.

Financial instruments

The financial instruments held by the Biofrontera Group on the balance sheet date primarily consist of cash and cash equivalents, trade payables and receivables as well as financial debt. Biofrontera does not deploy any financial derivatives, apart from the derivative embedded within the EIB loan (so-called performance component). Due to the short terms of the trade payables and trade receivables, the carrying amounts of such items correspond to their fair values. The remaining related receivables and liabilities are classified to “Other Assets” or “Other Provisions”, respectively. The financial liabilities are measured applying the effective interest method.

Biofrontera AG

Notes to the Consolidated Financial Statements

Financial investments held to maturity

The company classifies the securities held as current financial investments as “financial investments held to maturity”, in accordance with IAS 39.9. As of 31 December 2016, Biofrontera had in its portfolio holdings of its own Warrant Bond I 2009/2017 with a nominal value of EUR 1.5 million. In accordance with IAS 32, the bonds are reported on a net basis with the corresponding bond debt.

As of 31 December 2017, through the repayment of the 2009/2017 as discussed in the notes below, the company no longer holds any amount of their own financial instruments.

Inventories

Raw materials and supplies, as well as finished and unfinished goods, are recognised at the lower of cost or net realisable value. Borrowing costs are not capitalised. Cost is calculated applying the first-in-first-out method (FIFO). A value adjustment is made to the inventories on the balance sheet date if the net realisable value is lower than the carrying amount.

Trade receivables

Trade receivables are reported at their nominal value. Any value adjustments are booked directly against the relevant receivable. Receivables denominated in foreign currencies have been translated into euros applying the exchange rates on the balance sheet date, with any translation differences being recognised in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, cheques and bank deposits with a term of up to three months at the time of acquisition, as well as current financial assets. These are measured at amortised cost.

Trade payables, overdrafts

Trade payables, as well as liabilities from current accounts and other liabilities are recognised at their redemption amount. Due to their short-term nature, the reported carrying amount reflects the fair value. Foreign currency liabilities are translated applying the period-end exchange rate. Exchange rate losses and gains are reported in the income statement.

Provisions

Provisions are formed if an obligation to third parties resulting from a past event exists, and is likely to result in an outflow of assets in the future, and if the effect on assets can be reliably estimated.

Share options

Share options (equity-settled share-based payments) are valued at the fair value on the date of granting. The fair value of the obligation is capitalised as a personnel expense over the retention period. Obligations relating to cash-settled share-based payment transactions are recognised as liabilities and are measured at the fair value on the balance sheet date. In the event that Biofrontera AG has the right to choose between payment in cash or payment using shares when a right is exercised, an increase in the capital reserve is initially performed pursuant to IFRS 2.41 and IFRS 2.43. The costs are recognised over the vesting period. The fair value of both cash-settled and equity-settled share-based payment transactions is generally determined using a Monte Carlo valuation model.

Warrant bonds

In accordance with IAS 32, warrant and convertible bonds are classified as compound financial instruments that represent a debt security with an embedded conversion or subscription option. The issuer of such a financial instrument, which contains both a liability and an equity component, is required to present the liability component and the equity component separately from the financial instrument originally reported on the balance sheet. At the issue date, the fair value of the financial liability component is determined by discounting at the market interest rate for comparable financial instruments without conversion rights. The financial liability is subsequently measured at amortized cost until conversion or maturity of the instrument. In accordance with IAS 32, the difference between the contract value and the fair value of the financial liability is the equity component, which is reported within capital reserves with no subsequent adjustment. Subsequent measurement is performed applying the effective interest method.

Biofrontera AG

Notes to the Consolidated Financial Statements

If the warrant bonds are redeemed before maturity through early redemption or early repurchase, with the original conversion rights remaining unchanged, the fee paid and all transactions relating to the repurchase or redemption are allocated to the liability and equity components of the instrument at the time of the transaction. The method for the allocation of the fees and transaction costs to the two components is identical to that utilised in the original allocation applied to the revenue received when issuing the bond.

Convertible bonds

Convertible bonds are compound financial instruments, which are to be allocated to a debt component (bond) and an equity component (conversion right) on initial recognition. The debt component (bond) is to be recognised at fair value when the contract is concluded. The fair value in this context is calculated by discounting the contractually determined future payments applying a standard market interest rate for a comparable bond without a conversion right. The issuer’s default risk also has to be taken into consideration. The equity component (conversion right) is calculated as the difference between the issue proceeds and the present value of the liability (residual value method).

EIB loan with an embedded derivative requiring separation

In May 2017, the company arranged a loan agreement for up to EUR 20 million with the European Investment Bank (EIB).

The loan is unsecured and guaranteed by our major subsidiaries. It is available in tranches within a two-year period. In July 2017, the company drew down the first tranche of EUR 10 million, with two further tranches of EUR 5 million each being accessible after certain milestones have been achieved. Each tranche must be paid back within five years after it has been made available. The loan contains three different interest components: 1) a variable interest component, entailing quarterly interest payments on the outstanding amounts based on 3-month EURIBOR plus a risk premium; 2) a fixed component at 6% per annum which is due at term-end; and 3) a performance component which is due at the term-end, and whose level is derived from the market capitalisation of Biofrontera AG but limited to a 4% per annum interest rate. The loan carries standard market interest.

The loan is carried forward at amortised purchase cost applying the effective interest method.

The performance component represents a separable financial instrument in the form of an embedded derivative, which is measured at fair value on each reporting date, and is to be classified to a fair value hierarchy of level 3.

The market capitalisation at maturity is the same as that of the measurement cut-off date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the first tranche is calculated based on a notional 0.64% participation rate in the market capitalisation. This is discounted to the measurement cut-off date applying a market interest rate.

Income tax

In accordance with IAS 12, Biofrontera recognises deferred taxes for valuation differences between IFRS valuation and tax law valuation. Deferred tax liabilities are generally recognised for all taxable temporary differences – claims from deferred taxes are only recognised to the extent that it is probable that taxable profits will be available to utilise the claims. The carrying amount of deferred income tax assets is reviewed on each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available against which the deferred tax claim can be at least partially utilised. Previously unrecognised deferred income tax assets are reassessed on each balance sheet date and are recognised to the extent that it is probable from a current perspective that sufficient future taxable profit will be available to realise the deferred tax asset.

Biofrontera AG

Notes to the Consolidated Financial Statements

Deferred tax liabilities and deferred tax assets are offset if a right to offset exists, and if they are levied by the same tax authority.

Current taxes are calculated on the basis of the company’s taxable earnings for the period. The tax rates applicable to the respective companies on the balance sheet date are used for this purpose.

Earnings per share

In accordance with IAS 33 “Earnings per Share”, earnings per share are calculated by dividing net consolidated income by the weighted average number of outstanding shares during the year.

Leasing

The leases that have been entered into are classified as either finance leases or operating leases. If the lessor has transferred all significant risks and opportunities onto the Group as a lessee, the Group is assigned beneficial ownership. The companies included in the consolidated financial statements have contracts that are classified as operating leases. As such, ongoing lease payments are expensed as they are incurred. Leases, if any, that are classified as finance leases are recognised as assets at the lower of the present value of the minimum lease payments or the fair value of the leased asset at the beginning of the lease. Finance lease assets are depreciated over the shorter of the lease duration or useful life if the transfer of ownership to the lessee at the end of the contract term is uncertain.

Revenue recognition

The company recognises revenue in accordance with IAS 18 if the risks and opportunities connected with ownership have transferred to the customer. The company realises its revenue primarily through the sale of its products. Income from milestone and licensing agreements with third parties are recognised once the underlying contractual conditions are enforceable. The receipt of revenue is recognised as revenue if the conditions of IAS 18 IE 20 are met in the form of a one-off contract start payment.

Revenue and other income are recognised if the amount can be measured reliably and payment is sufficiently probable as well as other conditions mentioned below are met. All income in connection with the sale of products and licence income is recognised as revenue. Revenue is deemed to be realised when the deliveries and services owed have been provided and substantial risk and opportunities have been passed to the acquirer.

Most of the revenues are generated by product sales. In accordance with respective local legislation concerning the marketing of pharmaceuticals and medical products, Ameluz® is sold exclusively through pharmaceutical wholesalers or directly to hospitals in Germany, as well as directly to pharmacies and hospitals in other European countries. In the U.S., Ameluz® is reimbursed as a so-called “buy-and-bill drug” and consequently marketed directly to physicians. Additionally in 2017, revenue was generated through passing costs on to Maruho Co. Ltd as part of the agreed development collaboration and partnership.

In the case of direct sales of the BF-RhodoLED® lamps, the delivered products and services on which amounts are owed are settled only after complete installation, since the installation service requires specialised knowledge, is not just an ancillary service and, for legal reasons, the lamp may only be used by the customer after successful installation. In the U.S., some lamps are made available to physicians in return for a fee for an up to six-month evaluation period. A final decision to purchase does not need to be made until the end of this period. The company generated revenues from the monthly fees during the evaluation period, and from the sale of lamps.

Belixos® is predominantly sold through Amazon. Revenue is recognised after delivery and payment by the customer. Based on experience, return rights granted with the sale through Amazon are exercised by customers only in very few cases.

Revenues are recognised less revenue based trade taxes and sales deductions. Expected sales deductions, for instance rebates, discounts or returns, are recognised based on estimated values at revenue recognition. Payment terms for Ameluz® include short-term payment terms with a possibility for sales rebates. Instalment payments over 48 months, which include a financing component, are sometimes agreed upon with the sale of our BF-RhodoLED® lamp.

Biofrontera AG

Notes to the Consolidated Financial Statements

Licence income as well as milestone-based payments are recognised when the contractual obligation has been fulfilled.

Cost of sales

The cost of sales includes material costs for sold products, payments to third parties for services directly attributable to revenue generation, as well as directly attributable personnel expenses and depreciation, as well as proportional overhead expenditures.

Research and development expenses

Pursuant to IAS 38, development costs are recognised as “intangible assets” under certain conditions. Research costs are recognised as costs as they are incurred. Development costs are capitalised if certain conditions are fulfilled depending on the possible outcome of development activities.

Estimates of such possible outcomes involve management making significant assumptions. In the management’s opinion, due to uncertainties related to the development of new products, the criteria prescribed under IAS 38.57 “Intangible Assets” for capitalising development costs as assets are only fulfilled by the Biofrontera Group if the prerequisites for the expansion of the European approval and the approval in the U.S. are met, and if it is likely a future economic benefit will accrue to the company.

The research and development costs relating to the medication Ameluz®, which has been approved in Europe and the U.S., and to the company’s other research and development projects, are consequently expensed in the period in which they are incurred.

1. Intangible and tangible assets

Changes in non-current assets in the 2017 financial year, as well as accumulated depreciation, amortization and impairment losses, are presented in the statement of changes in non-current assets. Tangible assets consist mainly of office and business equipment and laboratory and production facilities.

The additions to intangible assets and to tangible assets in the reporting period arise mainly from the purchase of software (EUR 15 thousand; previous year: EUR 25), right-of-use assets connected with the prototype of the PDT lamp (EUR 99 thousand; previous year: EUR 36 thousand), as well as further laboratory devices (EUR 194 thousand; previous year: EUR 290 thousand) and other fixtures and equipment (EUR 83 thousand; previous year: EUR 117 thousand). The asset disposals with costs totaling EUR 16 thousand (previous year EUR 66 thousand) resulted primarily from sales of the rental lamps in an amount of EUR 16 thousand (previous year EUR 52 thousand).

The right-of-use assets reported with a net carrying amount totaling EUR 0.6 million relate mainly to rights totaling EUR 0.5 million to use technology developed by the company ASAT Applied Science and Technology AG, Zug, Switzerland, in terms of the active ingredient ALA (aminolevulinic acid), including all related patents and know how. The right-of-use assets that are acquired are amortised over their estimated remaining useful life, from their date of acquisition, due to their direct usability. This useful life is derived from the term of the patents issued and acquired by Biofrontera AG and is reviewed annually pursuant to IAS 38.104. The remaining amortization period amounts to 1 year (previous year: 2 years). No indications of impairment exist.

Biofrontera AG

Notes to the Consolidated Financial Statements

Consolidated statement of changes in non-current assets in 2017

(in EUR thousands)

	Cost					Accumulated depreciation and amortisation					Carrying amounts
	1 Jan. 17	Currency translation	Additions	Disposals	31 Dec. 17	1 Jan. 17	Currency translation	Additions	Disposals	31 Dec. 17	31 Dec. 17	31 Dec. 16
I. Tangible assets
Operating and business equipment	3,834	(7)	278	16	4,089	3,189	(2)	167	11	3,343	746	645
II. Intangible assets
1. Software and licences	444	(1)	15	-	458	304	-	124	-	428	30	140
2. Right-of-use assets	6,089	-	99	-	6,188	4,977	-	593	-	5,570	618	1,112
Total Intangible assets	6,533	(1)	114	-	6,646	5,281	-	717	-	5,998	648	1,252
Total non-current assets	10,367	(8)	392	16	10,735	8,470	(2)	884	11	9,341	1,394	1,897

Consolidated statement of changes in non-current assets in 2016

(in EUR thousands)

	Cost					Accumulated depreciation and amortisation					Carrying amounts
	1 Jan. 16	Currency translation	Additions	Disposals	31 Dec. 16	1 Jan. 16	Currency translation	Additions	Disposals	31 Dec. 16	31 Dec. 16	31 Dec. 15
I. Tangible assets
Operating and business equipment	3,477	2	420	65	3,834	3,104	-	120	35	3,189	645	373
II. Intangible assets
1. Software and licences	419	-	25	-	444	295	-	9	-	304	140	124
2. Right-of-use assets	6,053	-	36	-	6,089	4,275	-	702	-	4,977	1,112	1,778
Total Intangible assets	6,472	-	61	-	6,533	4,570	-	711	-	5,281	1,252	1,902
Total non-current assets	9,949	2	481	65	10,367	7,674	-	831	35	8,470	1,897	2,275

Biofrontera AG

Notes to the Consolidated Financial Statements

2. Inventories

Inventories are comprised of finished products, work in progress, raw materials and supplies at the sales companies.

No impairment losses were recorded for inventories in 2017, 2016 and 2015.

Inventories amount to EUR 3.7 million (previous year EUR 3.6 million). In assessing the consumption of inventories, the sequence of consumption is assumed to be based on the first-in-first-out (FIFO) method.

3. Trade receivables

The trade receivables are mainly attributable to the sale of Ameluz®, the BF-RhodoLED® PDT lamp and the medical cosmetic product Belixos®, as well as receivable due from Maruho arising from revenues from development projects. It is expected that all trade receivables will be settled within twelve months of the balance sheet date. Value adjustments for doubtful receivables have not been applied since no receivables existed that were overdue as of 31 December 2017. For 31 December 2016, no value adjustments were recognized (2015: EUR 20 thousand).

4. Other financial assets

The other financial assets comprise mainly prepayments rendered for studies (EUR 0.4 million; previous year: EUR 0.6 million) and the depositing of collateral, mainly for credit cards and leased vehicles (EUR 0.1 million; previous year: EUR 0.1 million). No individual value adjustments were applied during the reporting year nor in 2016 or 2015.

5. Other assets

The other assets consist mainly of prepaid assets (EUR 0.5 million; previous year: EUR 0.7 million) and deferred costs for equity procurement measures (EUR 0.9 million, previous year: EUR 0) in connection with the admission to listing on the NASDAQ Stock Exchange on 13 February 2018, which were offset with the capital reserve on the listing date.

No individual value adjustments were applied during the reporting year nor in 2016 or 2015.

Prepaid assets of 0.7 million, which were reported as other financial assets in the previous year, were reclassified to other assets in order to conform to the current year presentation of the balance sheet.

6. Income tax reimbursement claims

These consist of claims for tax refunds relating to withheld capital gains tax, plus the Solidarity Surcharge (EUR 52 thousand; previous year EUR 33 thousand).

7. Securities

The valuation of securities classified as financial investments held to maturity is based on amortized costs. On 31 December 2016, the company’s holdings in its own Warrant Bond I 2009/2017 had a nominal value of EUR 1.5 million. The warrant bonds held by Biofrontera were written up in fiscal year 2016 by EUR 267 thousand (previous year: write-down of EUR 100 thousand), to EUR 1.5 million (previous year: EUR 1.2 million) due to an increase in the market price. In accordance with IAS 32, the bonds are offset against the bond debt.

In 2017, the Warrant Bond I 2009/2017 was repaid to result in a EUR 0 balance as of 31 December 2017.

8. Cash and cash equivalents

Cash and cash equivalents relate to cash in hand, cheques, bank deposits and money deposits with a term of up to three months at the time of acquisition amounting to a total of EUR 11.1 million (previous year EUR 15.1 million). The carrying amounts of the cash and cash equivalents correspond to their fair value, due to the short-term nature of these investments.

Biofrontera AG

Notes to the Consolidated Financial Statements

9. Deferred income tax

The following table shows changes in the Group’s existing deferred tax assets deriving, as a matter of principle, from tax loss carryforwards:

	31 December 2017		31 December 2016
(in EUR thousands)	Loss carried forward	Deferred tax assets	Loss carried forward	Deferred tax assets
Corporation tax including Solidarity Surcharge	119,725	18,947	111,742	17,683
Business tax	107,962	17,949	100,716	16,744
U.S. corporation tax	8,026	2,007	1,673	418
Total		38,903		34,845

These loss carryforwards have an unlimited carryforward period under current German law. For the U.S tax loss carryforwards, these have a carryforward period of only 20 years under current US tax law.

Due to the lack of predictability regarding future taxable profits, the existing deferred tax assets deriving, as a matter of principle, from tax loss carryforwards (EUR 38.9 million; previous year EUR 34.9 million) and tax deductible differences of EUR 321 thousand (previous year EUR 244 thousand) were not recognized on the balance sheet, in accordance with IAS 12.34.

The following provides a reconciliation between expected and actual reported income tax expense, with the output value being based on the rounded income tax rate of 32.5 currently applicable to the Biofrontera Group:

(in EUR thousands)	31.12.2017	31.12.2016
Consolidated earnings before tax	(16,102)	(10,579)
Expected income tax reimbursement at the tax rate of the parent company	5,226	3,433
Differences arising from different tax rates	586	215
Adjustments of deferred taxes due to tax rates
- From temporary differences	(121)	(145)
- From loss carry forwards	(1,014)	(251)
Tax increases due to non-deductible expenses	(646)	(238)
Changes in unrecognised deferred tax assets
- from active temporary differences	(194)	(241)
- from loss carryforwards	(4,161)	(2,529)
Other effects	323	(248)
Income taxes as per statement of comprehensive income	-	-

10. Equity

The fully paid in share capital of the parent company, Biofrontera AG, amounted to EUR 38,416,828 on 31 December 2017. It was divided into 38,416,828 registered shares with a nominal value of EUR 1.00 each. On 31 December 2016, the share capital amounted to EUR 37,722,433 and was increased during the course of the 2017 financial year through the exercising of conversion rights from the 2016/2021 Convertible Bond as well as from the 2017/2022 Convertible Bond by an amount of EUR 694,395, divided into 694,395 registered shares.

Biofrontera AG

Notes to the Consolidated Financial Statements

On November 25, 2015, our share capital was increased from Authorized Capital I by €1,916,588 to €25,490,430 pursuant to a capital increase against cash contribution by issuing 1,916,588 new registered no-par ordinary shares, with an amount of the share capital attributable to each share of €1.00, reducing the Authorized Capital I proportionally. All existing shareholders were offered the right to subscribe for shares in the issuance and make offers for additional subscriptions. The subscription price per share was €1.90 each, and we received net proceeds from this share issuance of approximately €3.5 million.

As part of the capital increase implemented in February 2016, the company’s share capital was increased against cash capital contributions by EUR 2.4 million through issuing 2,357,384 new ordinary registered shares from approved capital. Shareholders’ subscription rights were excluded for this capital increase. The new shares were offered to selected institutional investors at an issue price of EUR 1.90 per new share, consequently for a total issue amount of EUR 4.5 million. These shares were fully placed and the implementation of the capital increase was entered in the commercial register on 26 February 2016. The net proceeds amounted to EUR 4.4 million.

As part of the capital increase implemented in April 2016, the company’s share capital was increased against cash capital contributions by EUR 2.5 million through issuing 2,499,999 new ordinary registered shares from approved capital. Statutory subscription rights were granted to the shareholders. An “additional subscription” was also offered. In other words, shareholders exercising subscription rights could apply to subscribe for unsubscribed shares at the subscription price. The subscription price per share amounted to EUR 2.00. The capital increase was fully placed. The implementation of the capital increase was entered in the commercial register on 26 April 2016. The net issue proceeds amounted to EUR 4.9 million.

As part of the capital increase implemented in November 2016, the company’s share capital was increased against cash capital contributions by EUR 5.0 million through issuing 5,012,950 new ordinary registered shares from approved capital. The implementation of the capital increase was entered in the commercial register on 21 November 2016. Statutory subscription rights were granted to the shareholders in a 6:1 ratio. The subscription price per share amounted to EUR 3.00. The net issue proceeds amounted to EUR 14.7 million.

In November 2016, 49,990 subordinated convertible 2016/2021 bonds were issued in a total nominal amount of EUR 5.0 million (“convertible bond”). The bonds were offered at a subscription price of 100% of the nominal value per bond in a denomination of EUR 100.00 per bond, and were fully placed. Shareholders were granted indirect subscription rights to the bonds. The conversion price amounted initially to EUR 3.00 per share, EUR 4.00 per share from 1 January 2017 and EUR 5.00 per share from 1 January 2018. Shareholders were granted statutory subscription rights in a 607:1 ratio at an issue price of EUR 100.00 per bond. The total issue volume amounted to EUR 5.0 million. In the 2017 financial year, bonds in a nominal amount of EUR 106,800 were converted into the company’s shares. Pursuant to section 12 of the bonds’ terms and conditions, the conversion price was reduced in March 2018 by EUR 0.25 to EUR 4.75.

The exercising of 751,460 warrant rights from the 2011/2016 warrant bond generated issue proceeds of EUR 2.2 million in the 2016 financial year.

On 23 December 2016, the company’s Management Board approved the issue of a further convertible bond, which was placed in full in an amount of EUR 5.0 million in January 2017. The bond’s initial conversion price amounts to EUR 3.50, to EUR 4.00 from 1 April 2017 and to EUR 5.00 from 1 January 2018. The bonds carry 6% per annum interest on the par value from 1 February 2017. Unless previously converted, the bond is to be repaid in cash on 1 January 2022. As of 31 December 2017, bonds in a nominal amount of EUR 2,337,200 were converted into the company’s shares. Pursuant to section 11 of the bonds’ terms and conditions, the conversion price was reduced in March 2018 by EUR 0.25 to EUR 4.75.

The Biofrontera AG shares were listed on the Regulated Market of the Düsseldorf Stock Exchange in 2006. In August 2012, the company’s shares were also admitted to trading on the Regulated Market of the Frankfurt Stock Exchange in response to an application by the company. The company’s shares are also traded on the Xetra computer trading system and all other German stock exchanges. On 3 June 2014, the share was included in the Prime Standard of the Frankfurt Stock Exchange.

The introduction on the Nasdaq Stock Market in the U.S. occurred on 13 February 2018. Shares in Biofrontera AG are traded there as American Depositary Shares (ADS) under the ticker symbol BFRA. One ADS securitises the right to two ordinary shares of Biofrontera AG.

The numbers of shares held by the shareholders on 31 December 2017, 2016 and 2015, based on the most recent disclosure of the shareholders, are as follows:

Biofrontera AG

Notes to the Consolidated Financial Statements

(in EUR)	31.12.2017	31.12.2016	31.12.2015
Maruho Deutschland Co., Ltd., Osaka Japan
The total share of voting rights is assigned to Maruho Co., Ltd, Osaka, through the company Maruho Deutschland GmbH, Düsseldorf, which is controlled by the former.	7,631,586	7,631,586	4,467,143
Wilhelm Konrad Thomas Zours
The voting rights through the chain of subsidiaries listed below are attributed to Mr. Zours:
● DELPHI Unternehmensberatung AG	3,400,907	3,400,907	1,053,154
● VV Beteiligungen AG
● Deutsche Balaton AG
● ABC Beteiligungen AG
● Heidelberger Beteiligungsholding AG

Semper Constantia Invest GmbH, Vienna, Austria	1,165,212	N/A	N/A

Universal-Investment-Gesellschaft mbH, Frankfurt am Main, Germany	799,463	799,463	799,463
The share of voting rights is attributed to Universal-Investment GmbH through the company FEHO Vemögensverwaltungsgesellschaft.
Free float	25,419,660	25,890,477	19,170,670
Total	38,416,828	37,722,433	25,490,430

Consolidated equity determined in accordance with IFRS is managed as capital. The company’s capital management body regularly reviews the equity facilities available to the Group. The management’s objective is to ensure an appropriate equity base, within the framework of the expectations of the capital market, and creditworthiness with respect to national and international business partners. The company’s Management Board ensures that all Group companies have sufficient capital at their disposal in the form of equity and debt funding.

The statement of changes in equity provides further information about the development of equity.

The following positions were reported in connection with the convertible bonds and bonds with warrants as of 31 December 2017, 2016 and 2015:

(in EUR thousands)	31.12.2017	31.12.2016	31.12.2015
Non-current financial liabilities (measured at amortised cost)	2,693	3,597	11,230
Current financial debt (accrued interest from nominal interest rate)	85	273	830
Capital reserve (equity component: 2016/2021 convertible bond)	348	348	-
Capital reserve (equity component: 2011/2016 warrant bond)	1,227	1,227	1,227
Capital reserve (equity component: 2009/2017 warrant bond)	1,485	1,485	1,485
Capital reserve (equity component: 2017/2022 convertible bond)	296	-	-

The interest effects from the convertible bonds on non-current liabilities were calculated at 7.9% per annum for the 2016/2021 convertible bond on initial measurement, and at 7.6% per annum for the 2017/2022 convertible bond.

Biofrontera AG

Notes to the Consolidated Financial Statements

In accordance with IAS 32.37, equity procurement costs in connection with capital increases are deducted from the capital reserve. The deduction in the year under review amounted to EUR 0 (2016: EUR 0.3 million; 2015: EUR 0.5 million). In 2018, the EUR 0.9 million of equity procurement costs incurred as part of the capital increase through the IPO in the U.S., which were deferred as other assets as of 31 December 2017, plus further equity procurement costs incurred in 2018, will be deducted from the capital reserve.

In the event of the company achieving an annual surplus, the Management and Supervisory boards are authorised to transfer all or part of the annual surplus that remains, after deduction of the sums to be placed in the legal reserves and of a loss carried forward, to retained earnings. It is not permissible to transfer more than half of the annual surplus to retained earnings if, after such a transfer, the other retained earnings would exceed half of the share capital. The shareholders’ share of profits are calculated based on the size of their holding of the share capital.

2010 share option programme

At the Annual General Meeting on 2 July 2010, the Management and Supervisory boards proposed a share option programme for employees to the Annual General Meeting, which approved the initiative. Accordingly, the Management Board, or the Supervisory Board if the beneficiaries are Management Board members, are entitled to issue up to 839,500 share options, the exercising of which is linked to specific targets.

The programme has a total nominal volume of EUR 839,500 and a term of six years from the issue date until 24 November 2016. For this, conditional capital amounting to EUR 839,500 was approved by means of the issuing of up to 839,500 registered no par value unit shares with a proportional amount of the share capital of EUR 1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on 30 July 2010 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2010 share option programme was granted to members of the Management Board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG.

The issue date was 24 November 2010. The granting of options is made without any payment being provided in return. On 24 November 2010, 106,400 options (first tranche) were issued with an exercise price per share of EUR 1.91. On 30 September and 7 October 2011 (second tranche) a further 96,400 options were issued with an exercise price of EUR 2.48 each. On 23 March 2012 and 11 May 2012 (third tranche), 65,000 options were issued with an exercise price of EUR 3.30 each, and 51,500 options were issued with an exercise price of EUR 4.09 each. On 2 September 2013, 179,500 options were issued (fourth tranche) with an exercise price of EUR 3.37 each. On 2 April 2014, 159,350 options were issued with an exercise price of EUR 3.43 each (fifth tranche).

In accordance with the associated conditions, each subscription right that is granted entitles the beneficiary to acquire one new registered no par value unit share in the company. The exercise price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and in Xetra trading for the company’s shares on the ten trading days prior to the issuing of the share. However, the minimum exercise price amounts to the proportionate share of the company’s share capital allocated to each individual no par value unit share, pursuant to Section 9 (1) of the German Stock Corporation Act (AktG).

The options granted can only be exercised after expiry of a vesting period. The vesting period is four years from the respective date of issue. A prerequisite for the whole or partial exercising of the options is that the following performance target is achieved:

Biofrontera AG

Notes to the Consolidated Financial Statements

Exercising the options from a tranche is possible if at the beginning of the respective exercise period, the price (hereinafter referred to as the “reference price”) of a share in Biofrontera Aktiengesellschaft exceeds the exercise price by at least 20%, and a minimum reference price of at least EUR 5.00 is reached (hereinafter referred to as the “minimum reference price”). The reference price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and Xetra trading for the company’s shares between the 15th and the 5th stock market day (in each case inclusive) before the start of the respective exercise window. The minimum reference price is adjusted in the following cases to align the specified performance target with changed circumstances:

-	In the event of a capital increase from company funds being implemented by issuing shares, the minimum reference price is reduced by the same ratio as new shares issued compared to existing shares. If the capital increase is implemented from company funds without issuing new shares (Section 207 (2) Clause 2 of the German Stock Corporation Act [AktG]), the minimum reference price is not changed.

-	In the case of a capital reduction, no adjustment of the minimum reference price is implemented, provided that the total number of shares is not changed by the capital reduction, or if the capital reduction is connected to a capital repayment or purchase of treasury shares. In the case of a capital reduction performed by consolidating shares without capital repayment and in the case of increasing the number of shares with no associated change in capital (share split), the minimum reference rate increases proportionally with the capital reduction or share split.

Other adjustments to the minimum reference price are not implemented.

The exercising of options is limited to the following time periods (hereinafter “exercise windows”), in other words, only declarations of exercising of rights submitted to the company within an exercise window will be considered:

a)	on the 6th and subsequent 14 banking days after the date of the Annual General Meeting (exclusive),

b)	on the 6th and subsequent 14 banking days after the date of submission of the semi-annual or quarterly report or an interim statement by Biofrontera AG (exclusive)

c)	in the period between the 15th and the 5th banking day before expiration of the options for each respective expiry date (exclusive).

After the vesting period, the options can be exercised up until the expiry of six years from the date of issue (exclusive).

The right to exercise the options ends at the latest six years after the first day of issue. The right to exercise the first options that were issued thus ends on 24 November 2016. If the options have not been exercised by this time, they expire without provision of compensation. In the valuation of the employee share options, we have assumed an average holding period of 5 years.

Any claim by the beneficiaries to receive a cash settlement in the event of non-exercise of the options is invalid even in the event of the existence of the above exercise prerequisites. An option may only be exercised if the holder has a current service or employment contract with the company or another company affiliated with the company or if the holder is a member of the Management Board or the management team of another company affiliated with the company.

In the event of the exercising of a subscription right, the company is generally and in specific cases permitted to choose between granting the registered share in exchange for payment of the exercise price, or fulfilling its debt by paying a cash settlement to the holder of the subscription right. The cash settlement per subscription right is equal to the difference between the exercise price per share and the share price on the exercise date, minus due taxes and fees.

As this share option scheme entails share-based payment transactions in which the terms of the arrangement provide the company with a choice of settlement, the company has decided, in accordance with IFRS 2.41 and IFRS 2.43, to recognise the transactions pursuant to the provisions for equity-settled share-based payments (IFRS 2.10-29). For this reason, the fair value of a share from this share option programme with a grant date of 24 November 2010 was determined, on the basis of a binomial model, to have a fair value of EUR 0.57 / share option. The pro rata amounts are recognised in instalments over the vesting period until the end of the vesting period as personnel expenses and as an increase in the capital reserve. Share price volatilities of 45.78% and 51.3% were applied in calculating the fair value of the options granted in 2010 and 2011, volatilities of 53.5% and 65% were applied for the options granted in 2012, volatility of 39.2% was applied for the options granted in 2013, and volatility of 32.3% for the options granted in 2014 (based on the reporting date volatility).

Biofrontera AG

Notes to the Consolidated Financial Statements

A dividend yield of 0% was applied in all cases, as well as risk-free rates of respectively 1.75% and 1.21%, and 0.9% and 0.82% in 2012 as well as 0.71% in 2013 and 0.68% in 2014, and a standard 20% annual beneficiary turnover rate. No share options were issued in financial year 2015. The authorisation to issue options under the 2010 share option programme ended on 1 July 2015.

The vesting period for the first tranche ran until 24 November 2014, and the vesting period for the second tranche ran until 30 September 2015 0r 07 October 2015 respectively. The option rights from the first tranche expired on 24 November 2016 and from the second tranche the option rights expired on 30 September 2017 or 07 October 2017 respectively, as the exercise terms were not met.

The vesting period for the third tranche ran until 23 March 2016 or 11 May 2016 respectively, and the vesting period for the fourth tranche ended on 02 September 2017. No options had been exercised from these tranches up to the reporting date.

No options from the fifth tranche could be exercised due to the vesting period.

A total of 142,250 options associated with the 2010 stock option programme were forfeited by employees leaving the company.

By resolution of the Annual General Meeting on 28 August 2015, the Conditional Capital III planned for the servicing of options under this programme was reduced to EUR 542,400.

In March 2018, the exercise prices were adjusted pursuant to section 11 of the options’ terms and conditions. The exercise price for the third tranche now amounts to EUR 3.02 and EUR 3.81 respectively, for the fourth tranche to EUR 3.093 and for the fifth tranche to EUR 3.15.

The cost expensed in the reporting period amounted to EUR 42 thousand for 2017 (2016: EUR 62 thousand; 2015: EUR 103 thousand).

2015 share option programme

At the Annual General Meeting on 28 August 2015, the Management Board and Supervisory Board proposed a new share option programme for employees to the Annual General Meeting, which approved the initiative. Accordingly, the Management Board or, to the extent that the beneficiaries are Management Board members, the Supervisory Board, are entitled until 27 August 2020 to issue up to 1,814,984 subscription rights to up to EUR 1,814,984 of the company’s ordinary registered shares, whose exercise is tied to certain targets.

The programme has a total nominal volume of EUR 1,814,984 and a term of five years from the issue date until 27 August 2020. For this, conditional capital amounting to EUR 1,814,984 was approved by means of the issuing of up to 1,814,984 registered no par value unit shares with a proportional amount of the share capital of EUR 1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on 18/09/2015 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2015 share option programme was granted to members of the Management Board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG. The granting of options is made without any payment being provided in return.

The conditions of the 2015 share option programme are to a large extent identical to those of the 2010 share option programme, therefore, with respect to the 2015 share option programme, we refer to the explanations of the conditions of the share option programme 2010 provided above, however 20 banking days are being used instead of 14 banking days.

The inclusion of a “comparison with a reference index” as performance target instead of “achievement of a minimum reference price of EUR 5.00” as performance target is deemed to be a major difference in the conditions of the 2015 share option programme compared to the 2010 share option programme. The fair value of each option of this share option programme was calculated on the grant date of the first tranche on 18 April 2016 based on a Monte Carlo risk simulation at a fair value of EUR 1.00/option. The fair value of each option of this share option programme was calculated on the grant date of 1 December 2016 based on a Monte Carlo risk simulation at a fair value of EUR 1.30/option. A volatility of the share price of approximately 50.6% was used to calculate the fair value of the options granted in 2016 in the first tranche and a volatility of approximately 49.0% for the second tranche (based on daily rates, annualised assuming 250 trading days per annum), a dividend yield of 2.31% for the first tranche (based on daily rates, annualised assuming 250 trading days per annum) and 7.00% for the second tranche respectively (based on the Capital Asset Pricing Model) and a total risk adjusted interest rate of 5.92% for the first tranche and 13.26% for the second tranche respectively as well as an unchanged annual beneficiary turnover rate of 12% for both tranches.

Biofrontera AG

Notes to the Consolidated Financial Statements

On 18 April 2016, 425,000 options (first tranche) were issued with an exercise price per share of EUR 2.49. On 1 December 2016, a further 130,500 options (second tranche) were issued with an exercise price of EUR 3.28 each.

On 28 April 2017, a further 329,000 options (third tranche) were issued at an exercise price of EUR 4.02 each and a further 300,500 options (fourth tranche) were issued at an exercise price of EUR 3.33 each. Due to the vesting period, none of these options have yet been exercised or forfeited.

The cost expensed in the reporting period amounted to EUR 0.1 million (2016: EUR 49 thousand; 2015: 0).

A total of 41,500 options associated with the 2015 stock option programme were forfeited by employees leaving the company.

In March 2018, the exercise prices were adjusted pursuant to section 13 of the options’ terms and conditions. The exercise price for the first tranche now amounts to EUR 2.25, EUR 3.04 for the second tranche, EUR 3.78 for the third tranche and EUR 3.09 for the fourth tranche.

2010 share option programme	31.12.2017	31.12.2016
Outstanding at the beginning of the period	439,500	534,400
Granted during the period	-	-
Forfeited during the period	4,500	13,500
Exercised during the period	-	-
Expired during the period	70,650	81,400
Outstanding at the end of the period	364,350	439,500
Exercisable at the end of the period	-	-
Range of exercise prices for outstanding options	EUR 3.26 – 4.05	EUR 2.44 – 4.05
Weighted average of remaining contractual life	18 months	27 months

2015 share option programme	31.12.2017	31.12.2016
Outstanding at the beginning of the period	548,000	-
Granted during the period	629,500	555,500
Forfeited during the period	34,000	7,500
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at the end of the period	1,143,500	548,000
Exercisable at the end of the period	-	-
Range of exercise prices for outstanding options	EUR 2.49 – 4.02	EUR 2.49 – 3.28
Weighted average of remaining contractual life	60 months	59 months

Biofrontera AG

Notes to the Consolidated Financial Statements

11. Financial liabilities

On 26 June 2009, Biofrontera announced the placement of a warrant bond with a term ending on 1 January 2018. As part of this financing measure on the part of the company, a warrant bond was placed in 2009 (“Warrant Bond I”). The warrant bond has a total nominal value of EUR 10 million, divided into up to 100,000 bonds with a nominal value of EUR 100.00. The redemption at the end of the term is at 106% of par. The warrant bonds bear interest on the following scale:

- from 01.09.2009 to 30.12.2010 at an annual rate of 4%;

- from 31.12.2010 to 30.12.2011 at an annual rate of 6%;

- from 31.12.2011 to 31.12.2017 at an annual rate of 8%.

The accrual of interest on each warrant bond ends on the day before it is due for redemption. The interest payment is made on the last business day of the calendar year, but not until 31 December 2010, in other words, the interest for 2009 does not become due until then. An ordinary call on the bond by the bondholders is not permitted. Biofrontera has the right, upon issuing of written notice to the bondholders of Warrant Bond I, to repay 106% of the nominal amount (plus any accrued interest) at any time. Each holder of a partial bond is, in accordance with the bond and option terms, entitled to five detachable option rights per bond, with each of these providing the irrevocable right to acquire a registered voting-entitled no par value ordinary share in Biofrontera AG with a notional proportion of the share capital of EUR 1.00, at a warrant price of EUR 5.00 each. The warrant right expires on 30 December 2017. The share resulting from the exercising of a warrant right is dividend-entitled from the beginning of the financial year in which it originated from the exercising of the option right and payment of the capital contribution. To provide financing for the warrant rights, conditional capital of the company amounting to up to EUR 500,000 was approved at the Extraordinary General Meeting held on 17 March 2009.

Of these warrant bonds, partial bonds were issued with a total nominal value of EUR 4.9 million.

With the early call of this warrant bond, the principal repayment of EUR 4.9 million plus the premium of EUR 0.3 million and resultant interest owing for the 1 January 2017 to 2 August 2017 period of EUR 0.2 million was disbursed on 3 August 2017 (previous year EUR 0.4 million). Offsetting this, the warrant bonds the company holds itself with a par value of EUR 1.5 million plus the premium of EUR 90 thousand and the resultant interest receivables of EUR 71 thousand (previous year: EUR 0.1 million) were credited.

The term of the 2016/2021 convertible bond begins on the date of its initial issue (“issue date”) and ends on 31 December 2020.

The individual bonds carry 6% annual interest on their par value from 1 January 2017 (inclusive). The interest payments are payable annually subsequently on 1 January of each year, commencing on 1 January 2018.

The bonds can be converted into the company’s ordinary no par value registered shares, each of which has a nominal share of EUR 1.00 in the share capital. The shares are dividend-entitled from the year when the conversion right is exercised.

During the term, the holders of the bonds are entitled to convert all bonds into the company’s shares. The initial conversion price is staggered. From the start of the term until 31 December 2016, the initial conversion price amounts to EUR 3.00 per share. From 1 January 2017 until 31 December 2017, the conversion price amounts to EUR 4.00 per share. From 1 January 2018, the conversion price amounts to EUR 5.00 per share.

At the end of the term of the convertible bond, the company is entitled to deliver shares instead of repaying the bonds. Moreover, the company is entitled to convert the bonds into shares at any time if the average price of the company shares exceeds EUR 5.00 on one occasion. In both cases, the initial conversion price amounts to EUR 5.00.

As of 31 December 2017, bonds in a nominal amount of EUR 4.9 million were converted into the company’s shares.

Biofrontera AG

Notes to the Consolidated Financial Statements

In March 2018, the conversion price was reduced to EUR 4.75 pursuant to section 12 of the bonds’ terms and conditions.

The term of the 2017/2022 convertible bond begins on the date of its initial issue (“issue date”) and ends on 31 December 2021.

The individual bonds carry 6% annual interest on their par value from 1 February 2017 (inclusive). The interest payments are payable annually subsequently on 1 January of each year, commencing on 1 July 2017.

The bonds can be converted into the company’s ordinary no par value registered shares, each of which has a nominal share of EUR 1.00 in the share capital. The shares are dividend-entitled from the year when the conversion right is exercised.

During the term, the holders of the bonds are entitled to convert all bonds into the company’s shares. The initial conversion price is staggered. From the start of the term until 31 March 2017, the initial conversion price amounts to EUR 3.50 per share. From 1 April 2017 until 31 December 2017, the conversion price amounts to EUR 4.00 per share. From 1 January 2018, the conversion price amounts to EUR 5.00 per share.

At the end of the term of the convertible bond, the company is entitled to deliver shares instead of repaying the bonds.

As of 31 December 2017, bonds in a nominal amount of EUR 2.3 million were converted into the company’s shares.

In March 2018, the conversion price was reduced to EUR 4.75 pursuant to section 11 of the bonds’ terms and conditions.

Loan from the European Investment Bank

The note is carried forward at amortised purchase cost applying the effective interest method. As of 31 December 2017, the carrying amount of the note was EUR 9.1 million.

As a variable interest component and also as a separable financial instrument in the form of an embedded derivative, the performance component is subsequently measured at fair value. The discounted interest payment and the fair value of the performance component respectively amounted to EUR 0.6 million as of 31 December 2017.

The contractual interest and repayment obligations relating to warrant bonds, the convertible bonds and the EIB loan are composed as follows on the balance sheet date:

(in EUR thousands)	31.12.2017
	2018	2019	2020	2021	2022	Total
Convertible bond 2016/2021:
Principal repayment	-	-	-	83	-	83
Interest payment	5	5	5	5	-	20
Convertible bond 2017/2022:
Principal repayment	-	-	-	-	2,662	2,662
Interest payment	160	160	160	160	80	720
EIB loan
Principal repayment	-	-	-	-	10,000	10,000
Interest payment	380	405	433	461	3,926	5,605

Biofrontera AG

Notes to the Consolidated Financial Statements

The position was as follows in the previous year:

(in EUR thousands)	31.12.2016
	2017	2018	2019	2020	2021	Total
Warrant bond 2009/2017:
Principal repayment	-	5,226	-	-	-	5,226
Interest payment	394	-	-	-	-	394
Convertible bond 2016/2021:
Principal repayment	-	-	-	-	190	190
Interest payment	11	11	11	11	11	55

12. Trade payables

The trade payables (EUR 1.1 million; previous EUR 2.1 million) decreased by EUR 1.0 million from the previous year.

13. Other provisions

Other provisions report the following changes:

					Translation
(in EUR thousands)	01.01.2017	Utilisation	Released	Added	difference	31.12.2017

Bonuses for employees	506	484	-	1,162	(22)	1,162
Outstanding vacation	198	187	-	263	(11)	263
Outstanding invoices	936	710	45	775	(27)	929
Costs for financial statements and auditing	154	140	14	143	-	143
Other provisions	30	5	-	13	-	38
Total provisions	1,824	1,526	59	2,356	(59)	2,535

Other provisions concern various individually identifiable risks and contingent liabilities. Provisions classified as current are expected to lead to an outflow of economic benefits prospectively within the subsequent financial year.

14. Other financial and other current liabilities

(in EUR thousands)	31 December 2017	31 December 2016
Payroll tax	184	114
Social security	29	14
Credit card payments	4	28
Wages and salaries	89	57
Other	17	35
Total other financial and other current liabilities	323	249

Biofrontera AG

Notes to the Consolidated Financial Statements

15. Reporting on financial instruments

During the course of its operating activities, the Group is exposed to market price and credit risk, as well as liquidity risk, which could have an effect on its financial position and performance.

Market price risk: Interest-rate risk is deemed minor as existing interest-rate modalities for the Biofrontera Group’s relevant financing facilities can generally be adapted to market conditions short- to medium-term. The performance component represents one exception, although this is mitigated by a limit to 4% of the market price risk. No cash flow risk exists in relation to fixed interest warrant bonds. Due to the fixing of interest, no disadvantageous changes can occur to the interest payments. As the liabilities are not recognised at fair value but instead at amortised cost, there is also no fair value risk. The Biofrontera Group was exposed to foreign currency risks on the balance sheet date, especially through the intragroup loan to the subsidiary Biofrontera Inc.

Foreign currency risk: The Biofrontera Group was exposed to foreign currency risks on the balance sheet date, especially through the intragroup loan to the subsidiary Biofrontera Inc. Trade payables denominated in foreign currency are of minor importance. The trade receivables are generated from business expansion in the U.S. in a greater scope than in the past and are regularly checked for potential default risk. The company does not conclude any special hedging transactions. Currency exchange rate fluctuations are recognised in profit or loss.

The monitoring and management of liquidity is based on short-term and long-term corporate planning. Liquidity risks are identified at an early stage, using simulations of various scenarios. Current liquidity is reported and monitored on a daily basis.

As of 31 December 2017, Biofrontera held no financial positions that were exposed to interest rate risks.

We measured the USD 15 million intercompany loan existing as of 31 December 2017 at the reporting date rate of 1.20 USD/EUR. If these loans remain at the same level over the entire 2018 financial year, a 5% change in the exchange rate would lead to a EUR 0.6 million change in the result in the “other expenses and income” item in the income statement.

Credit risk: A credit risk arises for the Group if transaction partners cannot meet their obligations within the normal payment deadlines. On the balance sheet, the maximum non-payment risk is represented by the carrying amount of the relevant financial asset. The situation regarding receivables is monitored so that any possible non-payment risks can be identified at an early stage and appropriate steps taken. In the 2017 financial year, no individual value adjustments were made for other financial assets (2016: EUR 0; 2015: EUR 0); in addition, no individual value adjustments were applied to trade receivables in the 2017 financial year (2016: EUR 0; 2015: EUR 0).

Based on the input factors used at the valuation methods fair values are divided into different steps of the fair value hierarchy:

Level 1: Fair value valuations using prices listed on active markets (not adjusted) for identical assets or liabilities.

Level 2: Fair value valuations using inputs for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.

Level 3: Fair value valuations using inputs for the asset or liability that are not based on observable market data (unobservable input data).

Biofrontera has financial instruments at levels 1, 2 and 3. No reclassifications between the individual fair value hierarchy levels were implemented in the 2017 financial year. In the case of the financial liabilities, the non-current and current financial liabilities belong to Level 1 (EUR 11.9 million; 31 December 2016: EUR 3.7 million) and Level 2 (EUR 80 thousand; 31 December 2016: EUR 0.2 million) and Level 3 (performance component of the EIB loan) (EUR 0.6 million; 31 December 2016: EUR 0).

Biofrontera reports under other operating expenses value adjustments to trade receivables and miscellaneous financial obligations allocable to the “loans and receivables” category. The losses from the currency translation derived mainly from the USD/EUR translation of the intercompany USD loan extended by Biofrontera AG to Group company Biofrontera Inc. This loan is eliminated as part of consolidation and is consequently not presented in the following tables. The net gains and losses generally include specific value adjustments and currency conversion effects.

Biofrontera AG

Notes to the Consolidated Financial Statements

The financial assets and liabilities can be subdivided into measurement categories with the following carrying amounts, and net gains and losses:

		Carrying amounts
Financial assets on 31.12.2017 (in EUR thousands)	Fair value	Loans and receivables	Financial instruments measured at fair value through profit or loss	Financial assets available-for-sale	TOTAL CARRYING AMOUNTS	Net gains (+) or losses (-)
Financial assets	-	-	-	-	-	-
Liquid assets	11,083	11,083	-	-	11,083	-
Trade accounts receivable	1,561	1,561	-	-	1,561	(1)
Miscellaneous current financial receivables and assets	571	571	-	-	571	(13)
TOTAL	13,215	13,215	-	-	13,215	(14)

		Carrying amounts
Financial liabilities on 31.12.2017 (in EUR thousands)	Fair value	Other liabilities	Financial instruments measured at fair value through profit or loss			TOTAL CARRYING AMOUNTS	Net gains (+) or losses (-)
Financial liabilities	171	171	-	-	-	171	-
Current trade accounts payable	1,084	1,084	-	-	-	1,084	(48)
Other financial Liabilities, current	20	20	-	-	-	20	-
Other Financial liabilities, non-current	12,356	11,804	552	-	-	12,356	32
TOTAL	13,631	13,079	552	-	-	13,631	(16)

Biofrontera AG

Notes to the Consolidated Financial Statements

		Carrying amounts
Financial assets on 31.12.2016 (in EUR thousands)	Fair value	Loans and receivables	Financial instruments measured at fair value through profit or loss	Financial assets available-for-sale	TOTAL CARRYING AMOUNTS	Net gains (+) or losses (-)
Financial assets	-	-	-	-	-	-
Liquid assets	15,126	15,126	-	-	15,126	79
Trade accounts receivable	1,624	1,624	-	-	1,624	0
Miscellaneous current financial receivables and assets	670	670	-	-	670	0
TOTAL	17,420	17,420	-	-	17,420	79

		Carrying amounts
Financial liabilities on 31.12.2016 (in EUR thousands)	Fair value	Other liabilities	Financial instruments measured at fair value through profit or loss			TOTAL CARRYING AMOUNTS	Net gains (+) or losses (-)
Financial liabilities, current	274	274	-	-	-	274	-
Trade accounts payable	2,093	2,093	-	-	-	2,093	(72)
Other financial Liabilities, current	59	58	-	-	-	58	-
Other Financial liabilities, non-current	3,660	3,597	-	-	-	3,597	-
TOTAL	6,086	6,022	-	-	-	6,022	(72)

Biofrontera AG

Notes to the Consolidated Financial Statements

Liquidity risk: The refinancing of the Biofrontera Group companies is generally performed centrally by Biofrontera AG. A risk exists in this regard that the liquidity reserves may be insufficient to fulfil the financial obligations on the due date. In order to cover the liquidity requirements at 31 December 2017, cash and cash equivalents totalling EUR 11.1 million (31 December 2016: EUR 15.1 million) are available. See the relevant balance sheet notes on undiscounted payments from financial debt due in the next years.

16. Sales revenue

The Biofrontera Group generated EUR 12.0 million of sales revenue in the 2017 financial year (previous year: EUR 6.1 million), corresponding to 97% year-on-year growth. Revenues from the sale of products in Germany increased by 8% to EUR 2.7 million (previous year EUR 2.5 million), while revenues generated in European countries outside Germany grew by 33% to EUR 1.6 million (previous year EUR 1.2 million). In the U.S., revenues from the sale of products registered significant growth of 425% to EUR 6.3 million (previous year: EUR 1.2 million). After receiving all individual state license required for business operations in the U.S., Biofrontera took over management their product sales at the start of the second half of 2017. Sales had previously been processed as part of a distribution agreement in form of a title model through a wholesaler. The development collaboration and partnership agreement with Maruho generated revenue of EUR 1.4 million in 2017 (previous year: EUR 1.2 million).

In 2016, the Biofrontera Group recognised sales of EUR 6.1 million in the 2016 financial year (2015: EUR 4.1 million), representing an increase of 48% compared with the previous year. This included down payments of EUR 40 thousand (2015: EUR 70 thousand). Revenues from selling products in Germany reduced by 17% to EUR 2.5 million (2015: EUR 3.0 million), while revenues generated in European countries outside Germany grew by 20% to EUR 1.3 million (2015: EUR 1.0 million). For the first time, revenues were also generated from the sale of products in the USA in an amount of EUR 1.2 million. Revenues in the USA were achieved using a title model with one wholesaler. Revenues of EUR 1.2 million were generated in 2016 from the development partnership with Maruho (2015: EUR 0).

17. Cost of sales, gross profit

The gross profit on sales improved from EUR 4.5 million to EUR 10.3 million. The gross margin increased to 86%, compared to 73% in the same period in the previous year. The year-on-year gross margin improvement mainly reflects the higher revenue portion from sales markets in Europe and the U.S. served directly by Biofrontera, where the margin generated remains 100% with Biofrontera, by contrast with sales through licence partners. Moreover, manufacturing expenses to fulfil FDA requirements in connection with the approval issued in 2016 were incurred in 2016, which were no longer incurred in 2017.

Accordingly, the cost of sales rose only slightly to EUR 1.7 million, thereby reaching 14% of sales revenue (previous year: EUR 1.7 million, or 28%).

The gross profit on sales improved from EUR 2.9 million in 2015 to EUR 4.5 million in 2016. The gross margin increased to 73%, compared to 70% in the same period in 2015. The cost of sales amounted to EUR 1.7 million, equivalent to 27% of sales revenue (2015: EUR 1.2 million, or 30%).

18. Development costs

Research and development costs amounted to EUR 4.2 million in 2017, as compared with EUR 4.6 million in the prior year. This reduction in costs is primarily the result of a decrease in FDA fees to maintain the U.S. approval in 2017 as compared to prior year.

Research and development costs in 2016 amounted to EUR 4.6 million, a reduction of EUR 1.6 million, or 25%, as compared to 2015. The decrease mainly reflects the EUR 2.1 million submission fee (PDUFA fee) paid at submission of the application for approval to the FDA during the first half of 2015. The FDA reimbursed this fee in March 2016, with the credit being reported under the other income item

Biofrontera AG

Notes to the Consolidated Financial Statements

19. Sales costs

Sales and marketing costs of EUR 16.9 million reflect a 93% increase compared with the previous year’s period (EUR 8.8 million). The sales and marketing costs include the costs of our own field sales team in Germany, Spain and in the U.S., as well as marketing expenses. This increase is mainly attributable to expenses for the further establishment and expansion of sales structures, and the marked rise in the number of sales staff in the U.S.

In 2016, sales and marketing costs of EUR 8.8 million reflected an approximately 110% increase compared with 2015 (EUR 4.2 million). The sales and marketing costs included the costs of our own field sales team in Germany, Spain and in the US, as well as marketing expenses. The increase was mainly attributable to expenses for the start-up of sales activities and to establish sales structures in the USA.

20. Administrative costs

Administrative costs increased by EUR 0.2 million to EUR 3.1 million in 2017 (previous year EUR 2.9 million). Financing costs shown under administrative costs include consultancy and placement fees in connection with support for the search of investors, to the extent that they were not allocable to IPO costs. The rise in administrative costs is attributable not least to a greater requirement for legal advice due to lawsuits brought by an individual shareholder.

Administrative costs in 2016 increased by EUR 94 thousand year-on-year to EUR 2.9 million (2015: EUR 2,8 million). Financing costs shown under administrative costs included primarily consultancy and placement fees in connection with support for the search of investors.

21. Financial result

The financial result primarily relates to the interest expenses on the 2009/2017 warrant bond calculated applying the effective interest method (EUR 0.3 million; previous year: EUR 0.5 million), the 2016/2021 and 2017/2011 convertible bonds placed in 2016 and 2017 (EUR 0.2 million; previous year: EUR 13 thousand) as well as the EIB loan made available in July 2017 (EUR 0.5 million; previous year: EUR 0). The aforementioned interest expenses on the warrant bond 2009/2017 of EUR 0.3 million (previous year EUR 0.5 million) include the opposite effect of EUR 0.2 million (previous year EUR 0.2 million) from the repurchase of part of the warrant bond on 28 February 2014. In August 2017, the warrant bond was repaid early at par plus accrued interest.

The financial result in 2016 consisted primarily of the interest payable for the 2009/2017 warrant bond (EUR 0.5 million, 2015: EUR 0.4 million) and for the 2011/2016 warrant bond placed in 2011 (EUR 0.7 million, 2015: EUR 0.7 million), calculated using the effective interest method. The aforementioned interest expenses on the warrant bond 2009/2017 of EUR 0.5 million (2015: EUR 0.4 million ) included the opposite effect of EUR 0.2 million (2015: EUR 0.2 million) from the repurchase of part of the warrant bond on 28 February 2014. The interest on Warrant Bond I for the 2015 financial year was paid at the end of December 2015, and the interest on Warrant Bond II was paid at the beginning of January 2016. The interest for the 2016 financial year for Warrant Bond I was paid at the start of January 2017. In December 2016, Warrant Bond II was repaid early with a principal repayment of EUR 8.7 million, plus accrued interest of EUR 0.4 million.

22. Other expenses (income), net

After having generated other income of EUR 2.5 million in 2016, primarily due to the repayment of the FDA submission fee of EUR 2.1 million, other income in 2017 amounted to EUR 0.3 million. Other expenses rose by EUR 1.2 million to EUR 1.3 million in 2017. This change mainly reflects currency exchange rate losses on the intragroup USD loan.

The submission fee paid to the FDA in 2015 (PDUFA fee) was reimbursed in an amount of EUR 2.1 million in March 2016 after a “small business waiver” was granted. This fee was reported under research and development costs in the income statement for 2015. The reimbursement was reported in the 2016 financial year under other income. The difference to the amount originally paid resulted from currency translation differences.

Biofrontera AG

Notes to the Consolidated Financial Statements

23. Earnings per share (EPS)

Earnings per share are calculated on the basis of the net loss for the year of the Biofrontera Group and the average ordinary shares in circulation in the financial year, in accordance with IAS 33.

	31.12.2017	31.12.2016	31.12.2015
Number of weighted ordinary shares in circulation (on average)	38,076,088	29,742,634	23,213,444
Net loss for the year in EUR (in thousands)	(16,102)	(10,579)	(11,203)
Basic/diluted earnings per share in EUR	(0.42)	(0.36)	(0.48)

24. Additional information about the consolidated statement of comprehensive income

The other income only includes conversion adjustments from the conversion of the foreign business entity into the Group’s currency.

Cost of materials

The cost of materials included in the cost of sales amounted to EUR 1.5 million for 2017 (2016: EUR 1.3 million; 2015: EUR 0.9 million).

Depreciation and amortisation expense

Depreciation and amortisation on tangible and intangible assets of EUR 0.9 million in 2017, EUR 0.8 million in 2016 and EUR 0.8 million in 2015 is included in the following items in the statement of comprehensive income:

(in EUR thousand)	31.12.2017	31.12.2016	31.12.2015
Research and development costs	707	689	691
General administrative costs	142	127	113
Cost of sales	17	9	8
Sales and marketing	18	6	-
Depreciation and amortisation expense	884	831	812

Personnel costs

(in EUR thousand)	31.12.2017	31.12.2016	31.12.2015
Wages and salaries	11,349	5,753	3,557
Social security charges	1,627	908	482
Costs for pension schemes	66	33	34
Total	13,042	6,694	4,073

25. Staff

During 2017 we had on average 119 (previous year: 74) employees worldwide, of whom 106 (previous year: 60) were full-time. 21 (previous year: 16) of whom hold Ph.D. or M.D. degrees, 15 (previous year: 13) of whom were engaged directly or indirectly in production, 12 (previous year: 7) of whom were engaged in research, clinical development and regulatory activities, 51 (previous year: 28) of whom were engaged in marketing and sales activities, and 41 (previous year: 26) of whom were engaged in management, business development or marketing, finance, human resources or administrative support. Of our 119 (previous year: 74) total employees, 69 (previous year: 56) worked in Germany, 44 (previous year: 12) worked in the U.S., and 6 (previous year: 5) worked in Spain.

Biofrontera AG

Notes to the Consolidated Financial Statements

26. Other information

Operating leases

The Group companies lease administrative and research facilities, as well as vehicles and equipment, under operating lease contracts. The future minimum commitments from leases are as follows:

(in EUR thousand)	2017	2016	2017	2016	2017	2016
	≤ 1 Year		1 Year - 5 Years		> 5 Years
Operating Lease Commitments
Building Rent	516	520	1.780	1.870	1.188	1.620
Vehicle Leases	395	274	390	375	-	-
Operating and office equipment	21	23	16	37	-	-

Lease-related expenses for the reporting period amounted to EUR 0.5 million (2016: EUR 0.2 million; 2015: EUR 0.2 million).

In 2017 in the United States we began offering lease arrangements as a lessor of our medical device. For the first six months of the lease arrangement, we treat the commitment as an operating lease. At the end of six months, lessees elect to return the device or purchase the device. Financing options exist with purchasing and are considered as a financing lease. Payments received under operating leases are recognized on a straight-line basis over the term of the lease. Payments committed at election to purchase are recognized in full upon election. Operating lease-related revenue for the reporting period amounted to EUR 27 thousand. Future lease payments in the next 12 months from existing operating leases at 31 December 2017 amount to approximately EUR 27 thousand. As of December 31, 2017 we generated no financing lease revenue.

27. Notes to the cash flow statement

The cash flow statement is presented in accordance IAS 7. The net loss for the year is adjusted for effects of non-cash transactions, deferrals or accruals of past or future operational deposits or disbursements, and income and expense items attributable to investment or financing activities.

In the consolidated cash flow statement, cash and cash equivalents include cash in hand, cheques, bank deposits and money deposits with a maturity of up to three months. Current account liabilities are incorporated into the cash fund where applicable.

The interest paid amounted to EUR 0.6 million (2016: EUR 0.8 million; 2015: EUR 1.2 million) and results from the two interest payments for the Warrant Bond I rendered in 2017. First, on 1 January 2017 for the 2016 financial year and, second, on 3 August 2017 as part of the accrued interest for 2017 on the Warrant Bond I, which was called early. Moreover, in July 2017, the interest payment for the first five months of the 2017/2022 convertible bond as well as the quarterly payment for the first interest component of the EIB loan for the third quarter of 2017 was paid in October 2017.

Interest received amounted to EUR 6 thousand (2016: EUR 3 thousand; 2015: EUR 184 thousand), consisting of interest received for deposits

Biofrontera AG

Notes to the Consolidated Financial Statements

Reconciliation of liabilities from financing activities

	Non-cash changes
(in EUR thousands)	31.12.2016	Cash flow	Addition/ retirement	Fair value change	31.12.2017
Non-current financial liabilities	3,597	10,713	(1,922)	(32)	12,356
Repayment of warrant bond 2009/17	3,419	(3,636)	217	-	-
Convertible bond 2016/21	178	-	(99)	-	79
Convertible bond 2017/22	-	4,999	(2,469)	-	2,530
EIB loan	-	9,350	429	(32)	9,747
Current financial liabilities	274	(598)	494	-	170
Interest on warrant bond 2009/17	274	(436)	162	-	-
Interest on convertible bond 2016/21	-	-	5	-	5
Interest on convertible bond 2017/22	-	(66)	146	-	80
Interest on EIB loan	-	(96)	181	-	85
Total financial liabilities	3,871	10,115	(1,428)	(32)	12,526

	Non-cash changes
(in EUR thousands)	31.12.2015	Cash flow	Addition/ retirement	Fair value change	31.12.2016
Non-current financial liabilities	11,230	(3,720)	(3,913)	-	3,597
Warrant bond 2009/17	2,836		69	-	2,905
Repayment of warrant bond 2011/16	8,394	(8,715)	(1,683)	-	(2,004)
Convertible bond 2016/21	-	4,995	(2,299)	-	2,696
Current financial liabilities	830	(841)	274	11	274
Interest on warrant bond 2009/17	394	-	274	-	668
Interest on warrant bond 2011/16	436	(841)	-	-	(405)
Interest on convertible bond 2016/21	-	-	-	11	11
Other interest	-	-	-	-	-
Total financial liabilities	12,060	(4,561)	(3,639)	11	3,871

28. Members of the Management Board

Prof. Hermann Lübbert was the Management Board Chairman (Chief Executive Officer/CEO) in the reporting period. The CEO also holds a professorial chair at Bochum University in Germany. Prof. Lübbert was appointed to the Management Board from 27 March 2015 until 31 October 2020 by way of Supervisory Board resolution.

Mr. Thomas Schaffer is the Chief Financial Officer. Mr. Schaffer was appointed to the Management Board from 9 April 2015 until 30 November 2020 by way of Supervisory Board resolution.

Mr. Christoph Dünwald is the Management Board member responsible for the Sales and Marketing areas. With a Supervisory Board resolution of 9 July 2015, Mr. Dünwald was appointed to the Management Board until 15 November 2017. With a Supervisory Board resolution of 19 July 2017, the service contract with Christoph Dünwald and his appointment as a member of the Management Board was extended until 30 November 2020.

The remuneration of the Management Board members consists of a fixed salary that is paid in twelve equal monthly instalments. In addition, an annual, performance-based bonus exists for the Management board members, as well as a long-term remuneration component consisting of participation in the company’s share option programme. Company cars are also available to the directors for business and private use.

The remuneration for members of the Management Board in the 1 January until 31 December 2017 period consisted of a salary and a bonus as well as share options. The total remuneration for Management Board members in the reporting period, including the value of share options at the time they were granted, amounted to EUR 1.3 million (2016: EUR 1.1 million; 2015: EUR 0.9 million). This was allocated as follows:

Biofrontera AG

Notes to the Consolidated Financial Statements

	Professor Hermann Lübbert	Thomas Schaffer	Christoph Dünwald

Non-performance-based salary component 2017	EUR 366 thousand	EUR 241 thousand	EUR 242 thousand

Non-performance-based salary component 2016	EUR 363 thousand	EUR 213 thousand	EUR 236 thousand

Non-performance-based salary component 2015	EUR 370 thousand	EUR 203 thousand	EUR 29 thousand

Performance-based salary component 2017	EUR 76 thousand	EUR 67 thousand	EUR 48 thousand

Performance-based salary component 2016	EUR 72 thousand	EUR 63 thousand	EUR 6 thousand

Performance-based salary component 2015	EUR 35 thousand	EUR 28 thousand	EUR 0 thousand

Stock options (31 December 2017)	236,850	125,000	90,000

Fair value when granted (2017)	EUR 299 thousand	EUR 145 thousand	EUR 112 thousand

Stock options (31.12.2016)	196,850	85,000	50,000

Fair value when granted (2016)	EUR 227 thousand	EUR 83 thousand	EUR 50 thousand

Stock options (31 December 2015)	151,850	35,000	0

Fair value when granted (2015)	EUR 167 thousand	EUR 33 thousand	EUR 0 thousand

thereof granted in 2017	70,000	40,000	40,000

thereof granted in 2016	80,000	50,000	50,000

thereof granted in 2015	0	0	0

All salaries/bonuses are classified as short-term employee benefits as defined in IAS 24.17 (a).

The Management Board members held the following supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Thomas Schaffer Industrial Tracking Systems AG, Fürstenfeldbruck, Supervisory Board Chairman

29. Members of the Supervisory Board

As a result of the resolution passed by the Annual General Meeting held on 31 May 2016, the Supervisory Board has consisted of the following members since 31 May 2016:

Dr. Ulrich Granzer	Supervisory Board Chairman, Owner and Managing Director of Ulrich Granzer Regulatory Consulting & Services, resident in Munich, Germany

Jürgen Baumann	Deputy Supervisory Board Chairman, management consultant, resident in Monheim

John Borer	Head of Investment Banking at The Benchmark Company LLC, New York, USA, resident in Jersey City, NJ, USA

Hansjörg Plaggemars	Management consultant, Value Consult, resident in Stuttgart

Kevin Weber	Principal of Skysis, LLC., Scottsdale, AZ, USA, resident in Scottsdale, AZ, USA

Mark Reeth relinquished his Supervisory Board mandate as of 31 October 2017.

Mark Reeth	Attorney, resident in Frederick, MD, USA

Biofrontera AG

Notes to the Consolidated Financial Statements

Based on a resolution of the Cologne District Court of 1 February 2018, the Supervisory Board includes the following member as a representative of the shareholders:

Reinhard Eyring	Partner of Ashurst LLP law firm, Frankfurt/Main, resident in Kronberg/Taunus.

The Supervisory Board members held the following other supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Hansjörg Plaggemars	OOC CTV Verwaltungs GmbH, Managing Director
Stellar Diamonds plc, non-executive Director
Eurohaus Frankfurt AG, Management Board member
Youbisheng Green Paper AG, Supervisory Board Chairman
Ming Le Sports AG, Supervisory Board Chairman
Nordic SSW 1000 Verwaltungs AG, Supervisory Board Chairman
Balaton Agro Invest AG, Management Board member
Carus AG, Supervisory Board member
Deutsche Balaton Immobilien I AG, Supervisory Board member
Alpha Cleantec AG, Management Board member
Delphi Unternehmensberatung AG, Management Board member
Strawtec Group AG, Management Board member
S&O Agrar AG, Management Board member

Reinhard Eyring	DESTAG Deutsche Steinindustrie AG, Bensheim, Supervisory Board Chairman
Vanguard AG, Berlin, Supervisory Board Chairman

In the 2017 financial year, compensation paid to Supervisory Board members amounted to EUR 0.1 million (2016: EUR 0.1 million; 2015: EUR 0.1 million). The compensation transactions are classified as short-term employee benefits as per IAS 24.17(a).

During the reporting period, the company availed itself of additional advisory services from Supervisory Board member Dr. Ulrich Granzer. Dr. Granzer assisted the company with key issues relating to the preparation of the applications for approval submitted to the supervisory authorities in Europe and the U.S.. During the course of the 2017 financial year, advisory services amounting to EUR 34 thousand (2016: EUR 10 thousand; 2015: 62 thousand) were provided by Granzer Regulatory Consulting & Services. Accounts payable to Granzer Regulatory Consulting & Services amounted to EUR 0 on 31 December 2017 (31 December 2016: EUR 7 thousand). The amounts stated here do not include statutory VAT at the current rate of 19%. The underlying consultancy contract was approved in consideration of the statutory provisions.

30. Related party disclosures

In July 2016, Biofrontera AG signed a research cooperation partnership (a collaboration and partnership agreement) with Maruho Co., Ltd, as part of which possibilities to jointly develop pharmaceutical products based on Biofrontera’s proprietary nanoemulsion technology are to be researched. According to this agreement’s provisions, Biofrontera, as part of research services, will conduct the requisite work for the exploratory research of these product candidates. Maruho is bearing the related costs.

Biofrontera AG

Notes to the Consolidated Financial Statements

This development partnership generated revenue of EUR 1.4 million in 2017 (2016: EUR 1.2 million; 2015: EUR 0). Receivables due from Maruho amounted to EUR 0.1 million as of 31 December 2017 (31 December 2016: EUR 0.5 million).

In 2017, no further reportable transactions or relationships with related parties existed beyond the aforementioned facts and circumstances stated in subsections 27 and 28. The Group of related persons and entities is limited to those referred to therein.

In the context of the underlying holding structure, Biofrontera AG is responsible for the administrative and management tasks. Biofrontera AG is also responsible for the financing of the currently still loss-making business areas, as it is a listed company and consequently enjoys optimal access to the capital market.

The funds made available to the subsidiaries as loans bear interest at market rates and are, where necessary, furnished with a subordination agreement.

In light of the close cooperation between the Group companies, internal offsetting is applied, which is reviewed and adjusted to requirements on an annual basis.

31. Auditor’s fees and services

Auditor’s fees and services

The total fee invoiced by the auditor Warth & Klein Grant Thornton AG for the following financial years consists of:

(in EUR thousands)	2017	2016	2015
Auditing services	360	239	165
(of which for the previous year)	(22)	(50)	(16)
	338	189	149

Besides the statutory auditing of the separate annual and consolidated financial statements of Biofrontera AG, the auditing services also include the auditors review of the condensed half-year financial statements and interim management report as well as the audit of the 2015 and 2016 consolidated financial statements for the purposes of the Nasdaq listing in 2018.

Biofrontera AG

Notes to the Consolidated Financial Statements

32. Events after the reporting date

By order of the Cologne District Court 1 February 2018, Mr. Reinhold Eyring, partner of the Ashurst LLP legal practice in Frankfurt, was appointed to be a member of the Supervisory Board. He is appointed until the next Ordinary Annual Gen Meeting of Biofrontera AG.

American Depositary Shares each representing two ordinary shares of Biofrontera have been listed on the NASDAQ Capital Market in the U.S. since 14 February 2018. The American Depositary Shares (ADS) that are traded on NASDAQ each securitise the right to two no par value ordinary shares of Biofrontera AG.

The company implemented the capital increase in connection with the NASDAQ listing. The company’s share capital was increased by EUR 6.0 million by way of a capital increase against cash capital contributions through issuing 6.0 million new ordinary registered shares each with a proportional amount in the share capital of EUR 1.00 (“New Shares”). Statutory subscription rights were granted to shareholders subject to a fractional amount. The New Shares also served as the basis to create ADS that were publicly offered in the U.S.. Each ADS securitises two of the company’s ordinary shares. In the U.S., ADS were offered to investors for purchase subject to the shareholders’ subscription right to the New Shares. A total of 1.2 million ADS were placed. The subscription price for the New Shares was set on 9 February 2018 at EUR 4.00 per New Share. The net proceeds from the capital measures amounted to EUR 21.6 million.

In March 2018, the company announced the early repayment of the Convertible Bond 2016-21 as of 30 April 2018.

In March 2018, the exercise prices for the two convertible bonds were reduced by EUR 0.25 each to EUR 4.75, pursuant to the bonds’ terms and conditions.

On 5 March 2018, the European Commission issued approval for daylight therapy with Ameluz® to treat actinic keratosis and field cancerisation.

In March 2018, DUSA Pharmaceuticals Inc filed a lawsuit against Biofrontera AG and all subsidiaries in the District Court of Massachusetts alleging infringement of its patents No. 9,723,991 and No. 8,216,289 relating to the sale of our BF-RhodoLED® in the United States. We believe that these claimed lack merit and intend to defend against them vigorously.

No further events subject to mandatory reporting occurred after the balance sheet date through the reporting date of April 25, 2018.

SIGNATURES

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Leverkusen, Germany, on April 30, 2018.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer