Form 20-F
period 2018-12-31
Biofrontera AG
filed 2019-04-29
CIK 1712641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Hemmelrather Weg 201

D-51377 Leverkusen Germany

Telephone: 011 49 214 876 00

(Address of principal executive office)

Thomas Schaffer

Chief Financial Officer

Biofrontera AG

Hemmelrather Weg 201

51377 Leverkusen, Germany

Tel: +49 (0)214 873 3200, Fax: +49 (0)214 8763290

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, nominal value €1.00 per share	The NASDAQ Capital Market
Ordinary shares, nominal value €1.00 per share*	The NASDAQ Capital Market

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period

Covered by the annual report.

Ordinary shares, nominal value €1.00 per share: 44,632,674 as of December 31, 2018

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ] Accelerated filer [X] Non-accelerated filer [  ] Emerging Growth Company [X]

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

Unless otherwise indicated, all references in this annual report to “Biofrontera”, “we”, “us”, or “company” refer to Biofrontera AG and its consolidated subsidiaries, Biofrontera Pharma GmbH, Biofrontera Bioscience GmbH, Biofrontera Neuroscience GmbH, Biofrontera Development GmbH and Biofrontera Inc. References in this annual report to “Maruho” refer to Maruho Co., Ltd., and references to “Maruho Deutschland” refer to Maruho Deutschland, Maruho’s wholly owned subsidiary.

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

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report have been presented in euros, or €, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the consolidated financial statements in this annual report were prepared in accordance with United States generally accepted accounting principles. For any of our subsidiaries that use a functional currency that is not euros, the assets and liabilities have been translated at the closing exchange rate as of the relevant balance sheet date (twelve months ended December 31, 2018: 1.1455 U.S. dollars to 1 euro; December 31, 2017: 1.2022 U.S. dollars to 1 euro; December 31, 2016: 1.0516 U.S. dollars to 1 euro), while the income and expenses have been translated at the average exchange rates (twelve months ended December 31, 2018: 1.1818 U.S. dollars to 1 euro; December 31, 2017: 1.1301 U.S. dollars to 1 euro; December 31, 2016: 1.1066 U.S. dollars to 1 euro) applicable to the relevant period. The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components. Transactions realized in currencies other than euros are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses arising from such currency translations are recognized in income. See “Summary of Significant Accounting Policies — Translation of Amounts in Foreign Currencies” in the notes to our consolidated financial statements included elsewhere in this annual report for more information.

Certain information in this annual report is expressed in U.S. dollars. The noon buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2019 was €1.00 to $1.1228. We make no representation that the euro or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. See “Risk Factors — Our international operations may pose currency risks, which may adversely affect our operating results and net income.” We use the symbol “$” to refer to the U.S. dollar and use the symbol “€” to refer to the euro herein.

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

i

The forward-looking statements in this annual report include, but are not limited to, statements about:

●	our ability to achieve and sustain profitability;

●	our ability to compete effectively in selling our products;

●	our ability to expand, manage and maintain our direct sales and marketing organizations;

●	our ability to successfully integrate Cutanea Life Sciences, Inc., which we acquired in March 25, 2019, and realize our goals for this acquisition;

●	our estimates of preliminary unaudited revenue for the three months ended March 31, 2019;

●	our actual financial results may vary significantly from forecasts and from period to period;

●	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;

●	our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;

●	market risks regarding consolidation in the healthcare industry;

●	the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;

●	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

●	the regulatory and legal risks, and certain operating risks, that our international operations subject us to;

●	the fact that product quality issues or product defects may harm our business;

●	any product liability claims;

●	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates; and

●	our expectations regarding the merits and outcomes of pending or threatened litigation.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth a summary of the consolidated historical financial information of, and for the periods ended on, the dates indicated for Biofrontera AG. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated statement of operations data for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016, and the selected consolidated balance sheet data as of December 31, 2018, December 31, 2017 and December 31, 2016 have been derived from our audited consolidated financial statements.

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

	Year Ended December 31,
	2018	2017	201 6
	€	€	€
	(amounts in thousands, except share and per share data)
Statement of operations data:
Sales Revenue	21,107	12,025	6,130
Gross Margin	78.91%	85.73%	73.05%
Research and development costs	(4,428)	(4,225)	(4,640)
Sales costs	(17,744)	(16,922)	(8,764)
General administrative costs	(12,963)	(3,097)	(2,853)
Loss from operations	(18,478)	(13,934)	(11,779)
Loss before income tax	(19,269)	(16,102)	(10,579)
Loss for the period	(8,878)	(16,102)	(10,579)

	Year Ended December 31,
	2018	2017	2016
	€	€	€
Per share data:
Basic and diluted loss per share	(0.20)	(0.42)	(0.36)
Basic and diluted operating loss per share	(0.42)	(0.37)	(0.40)
Shares used in computing basic and diluted loss per share	43,695,794	38,076,088	29,762,784

	At December 31,
	2018	2017	2016
	€	€	€
	(amounts in thousands)
Balance sheet data:
Cash and cash equivalents	19,451	11,083	15,126
Other current financial assets	4,191	2,132	2,294
Other current assets	3,945	5,239	4,561
Non-current Assets	11,547	1,394	1,897
Total assets	39,133	19,848	23,879
Long-term liabilities	15,007	12,355	3,597
Current liabilities	7,770	4,112	4,440
Total shareholders’ equity	16,356	3,381	15,842

(1)	See Note 22 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.

(2)	Per share data are calculated by dividing net consolidated loss by the weighted average number of outstanding ordinary shares during the year in accordance with IAS 33 (“Earnings per Share”).

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

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016 was € 8.9 million, €16.1 million, and €10.6 million, respectively. As of December 31, 2018, we had an accumulated deficit of €145.4 million.

Our ability to become profitable depends on our ability to further commercialize our principal product Ameluz® and control costs, including general administrative costs incurred in connection with litigation. Even if we are successful in increasing our product sales, we may never achieve or sustain profitability. We anticipate substantially increasing our sales and marketing expense as we attempt to exploit the recent regulatory approvals we have received to market Ameluz® in the U.S. for the photodynamic therapy treatment of actinic keratoses of mild-to-moderate severity on the face and scalp and in the EU for the treatment of field cancerization and basal cell carcinoma. There can be no assurance that our sales and marketing efforts will generate sufficient sales to allow us to become profitable. Moreover, of the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our products and product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to pursue additional indications for which our products and product candidates may be commercialized, and to continue the clinical development of our product candidates, including further Phase III clinical trials. Going forward, we expect that we will also require significant funds in order to commercialize the drugs AKTIPAK® and XepiTM, the rights to which we recently acquired through our purchase of Cutanea Life Sciences, Inc. (“Cutanea”).

We believe that our existing cash and cash equivalents and revenue from product sales and future milestone or license payments will be sufficient to enable us to fund our operating expenses and to advance our commercialization strategy in the U.S. for the next 12 months. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. After the next 12-month period, we may require additional capital for the further development and commercialization of our products. We may need substantial additional funds to fully develop, manufacture, market and sell our other potential products. Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

●	the timing, costs and results of clinical trials for our product Ameluz® or other products or potential products;

●	the outcome, timing and cost of regulatory approvals by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and comparable foreign regulatory authorities, including the potential for the FDA, EMA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights or other litigation;

●	the effects of competing technological and market developments;

●	the cost and timing of completion of commercial-scale manufacturing activities; and

●	the cost of establishing sales, marketing and distribution capabilities for Ameluz® photodynamic therapy or other products or potential products in the U.S. and in such other regions in which we are approved to market them and in which we choose to commercialize them.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the commercialization of our products or development of product candidates. We also could be required to license our rights to our products and product candidates to third parties on unfavorable terms. In addition, any equity financing would likely result in dilution to our existing holders of our ordinary shares and ADSs, and any debt financing would likely involve significant cash payment obligations and include restrictive covenants that may restrict our ability to operate our business.

Any of the above events could significantly harm our business, prospects, financial condition and/or results of operations and could cause the price of our ordinary shares or ADSs to decline.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

In May 2017, we entered into a finance contract with the EIB, under which EIB agreed to provide us with loans of up to €20.0 million in the aggregate. Our finance contract with EIB, which we refer to as the EIB credit facility, is unsecured, is guaranteed by certain of our subsidiaries, and is available to be drawn in tranches during a two-year period. Future tranches require the achievement of certain milestones. Each tranche must be repaid five years after drawdown. The EIB credit facility contains undertakings by our company regarding the use of proceeds and limitations on debt, liens, mergers, acquisitions, asset sales, dividends and other restrictive covenants. As of the date of this annual report, we have borrowed €15.0 million under the EIB credit facility. On July 7, 2022, we will be required to repay a principal amount of €10.0 million, plus €3.0 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan. On February 4, 2024, we will be required to repay another principal amount of €5.0 million, plus € 1.5 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan. Under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of the EIB (subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases).

In January 2017, we issued convertible bonds maturing on January 1, 2022 in the aggregate initial principal amount of €5.0 million of which €2.4 million has already been converted into shares. The convertible bonds we issued in January 2017 provide the holders of those bonds with the right to convert them, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €4.00 per share from April 1, 2017 until December 31, 2018 and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion rate was changed from €5.00 to €4.75 in accordance with section 11 of the bond terms and conditions. If all of the remaining bonds were converted, we would be required to issue up to 546,379 additional ordinary shares, which would result in additional dilution to shareholders.

Our indebtedness could have significant adverse consequences, including:

●	requiring us to dedicate a portion of our cash to the payment of interest and principal, reducing money available for working capital, capital expenditure, product development and other general corporate purposes;

●	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

●	increasing the risk of dilution to the holders of our ordinary shares or ADSs in the event any of these bonds are exercised for or converted into our ordinary shares;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

●	placing us at a competitive disadvantage to competitors that are better capitalized than we are.

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13 million payment due on July 7, 2022 and the minimum € 6.5 million payment due on February 4, 2024. Failure to make payments or comply with other covenants under our existing debt could result in an event of default and acceleration of amounts due. If an event of default occurs and the lender or lenders accelerate the amounts due, we may not be able to make accelerated payments, and such lenders could file suit against us to collect the amounts due under such obligations or pursue other remedies. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing.

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

Our acquisition of Cutanea may not be successful, which could adversely affect our ability to develop and commercialize products and product candidates, impact our cash position, increase our expense and present significant distractions to our management.

On March 25, 2019, we announced that we, through our subsidiary Biofrontera Newderm LLC, had acquired Cutanea from Maruho, our major shareholder that holds approximately 20% of our outstanding ordinary shares. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes).

We do not have significant experience implementing acquisition transactions or integrating new business into our existing operations. The process of integrating the personnel and operations of Cutanea is expected to be complex and may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions could entail numerous operational and financial risks, including exposure to unknown future liabilities, disruption of our business and diversion of our management’s time and attention in order to implement its strategy with respect to the acquired products, incurrence of substantial debt or dilutive issuances of equity securities to pay higher than expected integration costs, write-downs of assets or goodwill or impairment charges, difficulty and cost in combining the operations and personnel of Cutanea, impairment of relationships with key suppliers, manufacturers or customers of Cutanea due to changes in management and ownership and the inability to retain key employees of Cutanea. If any of these risks materialize in connection with our integration of Cutanea, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

Strategic transactions, such as our acquisition of Cutanea, further involve numerous business risks, including:

●	the failure of markets for the products of acquired businesses, technologies or product lines to develop as expected;

●	the risks that Cutanea’s current manufacturers and/or suppliers may no longer be available;

●	the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;

●	difficulties in assimilating the acquired businesses, technologies or product lines;

●	the failure to successfully manage additional business locations, including the additional infrastructure and resources necessary to support and integrate such locations;

●	the existence of unknown product defects related to acquired businesses, technologies or product lines that may not be identified due to the inherent limitations involved in the due diligence process of an acquisition;

●	the diversion of management’s attention from other business concerns;

●	risks associated with entering markets or conducting operations with which we have no or limited direct prior experience;

●	risks associated with assuming the legal obligations of acquired businesses, technologies or product lines;

●	risks related to the effect that internal control processes of acquired businesses might have on our financial reporting and management’s report on our internal control over financial reporting;

●	the potential loss of key employees related to acquired businesses, technologies or product lines; and

●	the incurrence of significant exit charges if products or technologies acquired in business combinations are unsuccessful.

We may never realize the perceived benefits of the Cutanea acquisition or potential future transactions. We cannot assure you that we will be successful in overcoming problems encountered in connection with the Cutanea transaction, and our inability to do so could significantly harm our business, results of operations and financial condition.

The UK’s pending withdrawal from the EU could result in increased regulatory and legal complexity, which may make it more difficult for us to do business in the EU and the rest of Europe and impose additional challenges in securing regulatory approval of our product candidates in the EU and the rest of Europe.

On June 23, 2016, the UK voted to leave the EU in an advisory referendum, which is generally referred to as Brexit. On March 29, 2017, the UK delivered notice under Article 50 of the Lisbon Treaty of its intent to leave the EU. The UK is currently scheduled to leave the EU by October 31, 2019. To date there has been no agreement between the EU and the UK on the terms of the exit.

Brexit, the subsequent high-profile failures of the UK to agree on an exit strategy, and the pending withdrawal of the UK, may lead to legal uncertainty and potentially divergent laws and regulations between the UK and the EU, as the UK determines which EU laws to replicate or replace and this uncertainty may persist for years. We cannot predict whether or not the UK will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates or (iii) the award of exclusivities that are normally part of the EU legal framework.

Brexit may also result in a reduction of funding to the EMA if the UK no longer makes financial contributions to European institutions, such as the EMA. If UK funding is so reduced, it could create delays in the EMA issuing regulatory approvals for our products and product candidates and, accordingly, have a material adverse effect on our business, financial position, results of operations and future growth prospects.

As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the EU. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the EU would have and how such withdrawal would affect us, and the full extent to which our business could be adversely affected.

In addition, following the Brexit vote, the EU decided to move the headquarters of the EMA from the UK to the Netherlands. The EMA is currently in a temporary location and its relocation process is not expected to be completed until the end of 2019. It is expected that a significant percentage of the current employees of the EMA will decide not to make the move to the Netherlands. This raises the possibility that new drug approvals in the EU could be delayed as a result.

Insurance coverage and medical expense reimbursement may be limited or unavailable in certain market segments for our products or product candidates, which could make it difficult for us to sell our products.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations or, in some jurisdictions such as Germany, statutory health insurance, decide which products they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including the government or third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	reasonable and appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement or a particular reimbursement amount. If reimbursement of our future products or extended indications for existing products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

The pricing of prescription pharmaceuticals is subject to governmental control in some of the countries in which we have received and/or seek to receive approval to commercialize certain of our products. We are approved to market certain of our products in the EU and the U.S., and we intend to seek approval to market our product candidates in selected other jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some countries, particularly those in the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from government or other third-party payors for our product candidates and may be affected by existing and future health care reform measures. Without adequate levels of reimbursement by government health care programs and private health insurers, the market for our products will be limited. While we continue to support efforts to improve reimbursement levels to physicians and plan to work to improve coverage for our products, if our efforts are not successful, a broader adoption of our products and sales of our products could be negatively impacted.

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

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, that while not a law, is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the Affordable Care Act. While Congress has not passed repeal legislation to date, the 2017 Tax Reform Act includes a provision repealing the individual mandate, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the Affordable Care Act is an essential and inseverable feature of the Affordable Care Act, and therefore because the mandate was repealed, the remaining provisions of the Affordable Care Act are invalid as well. The Trump administration and the Centers for Medicare and Medicaid Services (“CMS”) have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Affordable Care Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the Affordable Care Act that are repealed. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the Affordable Care Act. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Congress will likely consider other legislation to replace elements of the Affordable Care Act. Thus, the full impact of the Affordable Care Act, any law replacing elements of it, or the political uncertainty surrounding its repeal or replacement on our business remains unclear. Such developments may materially adversely affect the prices we are able to receive for our products or otherwise materially adversely affect our ability to profitably commercialize our products in the United States.

Other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2 % per fiscal year. The American Taxpayer Relief Act of 2012, or the ATRA, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from 3 to 5 years. Recently there has been increased government scrutiny regarding the manner in which manufacturers set prices for and market commercial products. If we become the subject of any government investigation with respect to our drug pricing, marketing, or other business practices, we could incur significant expense and could be distracted from operation of our business and execution of our strategy. Any such investigation could also result in reduced market acceptance and demand for our products, could harm our reputation and our ability to market our products in the future, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

We are subject to governmental regulation and other legal obligations in the EU and European Economic Area, or EEA, related to privacy, data protection and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security in the EU and eventually in the EEA, including Regulation 2016/679, known as the GDPR. The GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or up to 4% of our total worldwide annual revenue. In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition.

As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our clinical research organizations, or CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above.

Where we transfer personal data out of the EU and EEA, we do so in compliance with the relevant data export requirements from time to time. There is currently ongoing litigation challenging the commonly used transfer mechanism, the EU Commission approved model clauses. In addition, the U.S. Privacy Shield (a mechanism for complying with data protection requirements when transferring personal data from the EU to the U.S.) is currently under review by the European Commission. As such, it is uncertain whether the Privacy Shield framework and/or model clauses will be invalidated in the near future. These changes may require us to find alternative bases for the compliant transfer of personal data outside the EEA and we are monitoring developments in this area.

We are also subject to evolving European privacy laws on cookies and on e-marketing. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the greater of €20 million or 4% of total worldwide annual revenue. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted during the second half of 2020 or during 2021 following a transition period.

We process personal data in relation to participants in our clinical trials in the EEA., including the health and medical information of these participants. The GDPR is directly applicable in each EU Member State, however, it provides that EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of personal data; defines for the first time pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, as well potential civil claims including class action type litigation where individuals suffer harm.

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

We cannot guarantee that new drugs or future developments in drug technologies will not have a material adverse effect on our business. Increased competition could result in price reductions, lower levels of government or other third-party reimbursements, failure to achieve market acceptance and loss of market share, any of which could adversely affect our business, results of operations and financial condition. Further, we cannot give any assurance that developments by our competitors or future competitors will not render our technologies obsolete or less advantageous.

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

Our competitors may succeed in developing, acquiring or licensing products that are more effective or less costly than our products and product candidates. For example, Metvix® has also been approved in the EU for use in daylight photodynamic therapy for which it is sold by Galderma under the brand name Luxerm® in Germany and Luxera® in other European countries. This gave that drug a competitive advantage compared to Ameluz®, as Ameluz® was not approved to be used in daylight photodynamic therapy to treat actinic keratosis until March 2018, when we obtained such approval. Over a period of ten months in 2017, the market share of Ameluz® as a percentage of photodynamic therapy drugs for treatment of actinic keratosis dispensed by German public pharmacies fell from over 70% to approximately 50%, a decline which we believe resulted primarily from the introduction to the German market of Luxerm® in 2016. We believe that daylight photodynamic therapy products will play an increasingly important role in Europe in the future and will begin to be prescribed as an alternative to less effective, self-applied, topical prescription product creams (which have historically been market leaders in the EU in treating actinic keratosis). We applied to extend our indication for Ameluz® to daylight photodynamic therapy in the EU to better compete with Metvix® and Luxerm®, and in March 2018, the European Commission granted approval for label extension for the treatment of mild to moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy. Although in recent months we were able to regain market share lost to Luxerm® in 2017, there can be no assurance however that we will be able to successfully commercialize our products in this indication.

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

In addition, we are subject to regulations in various jurisdictions, including the Federal Drug Supply Chain Security Act in the U.S., the Falsified Medicines Directive in the EU and many other such regulations in other countries that require us to develop electronic systems to serialize, track, trace and authenticate units of our products through the supply chain and distribution system. Compliance with these regulations may result in increased expenses for us or impose greater administrative burdens on our organization, and failure to meet these requirements could result in fines or other penalties.

Failure to comply with all applicable regulatory requirements may subject us to operating restrictions and criminal prosecution, monetary penalties and other disciplinary actions, including, sanctions, warning letters, product seizures, recalls, fines, injunctions, suspension, shutdown of production, revocation of approvals or the inability to obtain future approvals, or exclusion from future participation in government healthcare programs. Any of these events could disrupt our business and have a material adverse effect on our revenue, profitability and financial condition.

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

In May 2016, we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. We launched the commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the U.S. in October 2016. Even after obtaining regulatory approval for our products or extending their indications, our products may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community. Market acceptance of any of our products and product candidates for which we receive approval depends on a number of factors, including:

●	the clinical indications for which they are approved, including any restrictions placed upon the product in connection with its approval, such as patient registry or labeling restriction;

●	the product labeling, including warnings, precautions, side effects, and contraindications that the FDA or other regulatory authorities approve;

●	the potential and perceived advantages of our product candidates over alternative products or therapies;

●	relative convenience and ease of administration;

●	the effectiveness and compliance of our sales and marketing efforts;

●	acceptance by major operators of hospitals, physicians and patients of our products or candidates as a safe and effective treatment;

●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA or other regulatory authorities;

●	any Risk Evaluation and Mitigation Strategy that the FDA might require for our drug product candidates;

●	the timing of market introduction of our product candidates as well as competitive products;

●	the perceived advantages of our products over alternative treatments;

●	the cost of treatment in relation to alternative products; and

●	the availability of adequate reimbursement and pricing by third party payors and government authorities, including any conditions for reimbursement required by such third-party payors and government authorities.

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

As of December 31, 2018, we had 157 employees. As our development and commercialization plans and strategies develop, and as we continue operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

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

Our business and operations would suffer in the event of system failures, cyber-attacks or a deficiency in our cyber-security.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs, and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our products and product candidates could be delayed.

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

Actions of activist shareholders could be disruptive and potentially costly and the possibility that activist shareholders may seek changes that conflict with our strategic direction could cause uncertainty about the strategic direction of our business.

A group of shareholders (the “reporting persons”) associated with Wilhelm Konrad Thomas Zours, one of our major shareholders, and certain of his affiliates has filed a Schedule 13D relating to our company. In this filing, the reporting persons state that they desire to change the composition of the management board and supervisory board of our company. In March and April of 2018, two of the reporting persons—Deutsche Balaton AG, Heidelberg and Deltus 30th AG, later renamed to Deutsche Balaton Biotech AG, Heidelberg (“DB Biotech”)—separately announced public offers to purchase our ordinary shares. Although the offer of Deutsche Balaton AG was not allowed to proceed under German law, DB Biotech’s offer was able to proceed and, on August 9, 2018, DB Biotech announced that it had acquired 1,286,401 shares of our company through this offer. For more information, see “Item 4.A—History and Development of the Company.” In addition, certain of the reporting persons have previously proposed a number of resolutions at our shareholder meetings and have filed legal actions against us relating to actions taken at our shareholder meetings. For more information, see “Item 8.A—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

Activist investors may attempt to effect changes in our company’s strategic direction and how our company is governed, or to acquire control over our company. Some investors seek to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, share repurchases, or even sales of assets or the entire company. While our company welcomes varying opinions from all shareholders, activist campaigns that contest or conflict with our strategic direction could have an adverse effect on our company’s results of operations and financial condition as responding to proxy contests and other actions by activist shareholders can disrupt our operations, be costly and time-consuming, and divert the attention of our company’s management board and supervisory board from the pursuit of business strategies. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation or activist shareholder matters. In addition, perceived uncertainties as to our future direction as a result of changes to the composition of our management board or supervisory board may lead to the perception of a change in the direction of the business, instability or lack of continuity which may be exploited by our competitors, may cause concern to our current or potential customers, may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners. These types of actions could cause significant fluctuations in our share and ADS price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Our international operations may pose currency risks, which may adversely affect our operating results and net income.

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenues and incur costs in the local currency of the countries in which we operate. In 2018, 29% of our revenue was generated and approximately 45% of our costs were incurred in euros (47% and 71%, , for 2017 and 2016, respectively). As we execute our strategy to expand in the U.S. and internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies, the dollar and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period. Based on certain assumptions relating to our operations (which assumptions may prove incorrect) and our internal models, we believe that, with respect to the fiscal year ended December 31, 2018, an average 10% appreciation of the U.S. dollar against the euro would have resulted in an increase of approximately €2.6 million in our net income for such period, whereas we believe that an average 10% depreciation of the U.S. dollar against the euro would have resulted in a decrease of approximately €2.1 million in our net income during such period.

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

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The prospects for economic growth in Europe, the U.S. and other countries remain uncertain and may cause end-users to further delay or reduce purchases of drugs or therapies that are not fully reimbursed by governmental or other third-party payors. In particular, a substantial portion of our sales are made to customers in countries in Europe, which has recently experienced significant economic disruptions. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets.

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

We have invested a significant portion of our efforts and financial resources in the development of Ameluz®, which has received marketing approval in the U.S. for lesion- and field-directed treatment of actinic keratosis and in the EU for actinic keratosis, field cancerization and basal cell carcinoma. Although we have received these approvals, there remains a significant risk that we will fail to generate sufficient revenue or otherwise successfully commercialize these products in the EU or the U.S. The success of our products will depend on several factors, including:

●	successful completion of further clinical trials;

●	receipt of further regulatory approvals, including for the marketing of Ameluz® for additional indications and/or in additional countries;

●	obtaining adequate reimbursement from governments and other third-party payors for Ameluz®;

●	maintaining regulatory compliance for our contract manufacturing facility and sales force;

●	manufacturing sufficient quantities in acceptable quality;

●	achieving meaningful commercial sales of our products;

●	sourcing sufficient quantities of raw materials used to manufacture our products;

●	successfully competing with other products;

●	continued acceptable safety and effectiveness profiles for our products following regulatory approval and marketing;

●	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

●	protecting our intellectual property rights.

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

We rely on third parties for the timely supply of raw materials and for the manufacture of Ameluz®. Although we actively manage these third-party relationships to provide continuity and quality, some events which are beyond our control could result in the complete or partial failure of these goods and services. Any such failure could have a material adverse effect on our financial condition and operations.

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

Markets outside the U.S. and Germany are an important component of existing commercialization strategy for our existing marketed products as well as part of our growth strategy for Ameluz®. We have entered into commercial supply agreements for Ameluz® and BF-RhodoLED® lamps pursuant to which we exclusively supply and our partners exclusively purchase the products from us in their respective territories, as described in greater detail under “Business — Commercial Partners and Agreements.” Our agreements require us to timely supply products that meet the agreed quality standards and require our customers to purchase products from us, in some cases in specified minimum quantities. If we fail to maintain these agreements and agreements with other partners or to enter into new distribution arrangements with selling parties, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

●	efforts to enter into distribution or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the development of product candidates;

●	changes in a specific country’s or region’s political and cultural climate or economic condition;

●	differing requirements for regulatory approvals and marketing internationally;

●	difficulty of effective enforcement of contractual provisions in local jurisdictions;

●	potentially reduced protection for intellectual property rights;

●	potential third-party patent rights in countries outside of the U.S. or the EU;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability;

●	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

●	the effects of applicable foreign tax structures and potentially adverse tax consequences;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue and other obligations incidental to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the U.S. or Germany;

●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

●	failure of our employees and contracted third parties to comply with U.S. Office of Foreign Asset Control rules and regulations and the U.S. Foreign Corrupt Practices Act or comparable foreign regulations;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

We may form or seek strategic alliances in the future and we may not realize the benefits of such alliances.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our products and any future products that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing holders of our ordinary shares or ADSs or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture and vice versa. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to our products or product candidates could delay the development and commercialization of our products or product candidates in certain geographies or for certain indications, which would harm our business prospects, financial condition and results of operations.

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

Third parties may assert that we are employing their proprietary technology without authorization. There may be third party patents of which we are currently unaware with claims to materials, formulations, devices, methods of manufacture or methods for treatment related to the use or manufacture of our products. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon such patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our products or product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our products or product candidates may be impaired or delayed, which could in turn significantly harm our business.

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

In March 2018, DUSA Pharmaceuticals, Inc. (“DUSA”) brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the United States. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. Although we believe that these claims lack merit and intend to defend against them vigorously, we cannot guarantee that we will be successful. The court largely denied a motion by DUSA for a preliminary injunction, but did order Biofrontera not to use any documents, or documents derived from documents, that originated at DUSA. In addition, Biofrontera submitted petitions for inter partes review to the Patent Trial and Appeal Board (PTAB) seeking to have the patents declared invalid. The PTAB issued decisions on February 26, 2019, finding a reasonable likelihood of success on invalidity arguments for some claims, but nonetheless denying institution of the review petitions because the PTAB disagreed on the remainder of claims. We have incurred, and expect to continue to incur, significant expenses in defending these claims, and we expect to have to divert significant employee resources, including management resources, to defend the claims.

We are currently involved in lawsuits to defend or enforce our patents and may become involved in similar suits in the future, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe upon our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings, including our litigation against DUSA as described above, could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim or counterclaim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome in our litigation against DUSA or other patent related litigation could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S. or the EU.

Furthermore, because of the substantial amount of discovery that could be required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares and ADSs.

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

As part of its suit against us, DUSA has asserted claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. See “—Third party claims of intellectual property infringement may affect our ability to sell our products and may also prevent or delay our product discovery and development efforts” for more information.

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

Risks Related to the Ownership of our ADSs

An active trading market for our ADSs may not be sustained.

Our ADS are listed and began trading on The NASDAQ Capital Market on February 14, 2018. An active trading market for our ADSs may not be sustained. If an active market for our ADSs does not continue, it may be difficult for the holders to sell our ADSs without depressing the market price for our ADSs or to sell our ADSs at or above the prices at which they acquired our ADSs or to sell our ADSs at the time they would like to sell. Any inactive trading market for our ADSs may also impair our ability to raise capital to continue to fund our operations by selling our ADSs and may impair our ability to acquire other companies or technologies by using our ADSs as consideration.

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

Raising additional capital may cause additional dilution of the percentage ownership of the holders of our ADSs or ordinary shares, restrict our operations, require us to relinquish rights to our technologies, products or product candidates and could cause our ADS or ordinary share price to fall.

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

We have created three sets of “contingent capital” (bedingtes Kapital) which, under German corporate law, means ordinary shares that we have been approved to issue, in the future, upon the exercise or conversion of specified outstanding options, warrants, convertible bonds or other convertible securities, totaling up to 6,278,739 ordinary shares, of which we expect to use 346,900 ordinary shares to cover issuances of ordinary shares pursuant to our 2010 employee stock option plan and 1,814,984 ordinary shares to cover issuances of ordinary shares pursuant to our 2015 employee stock option plan. 4,116,855 ordinary shares from contingent capital may be used by our company for the issuance of shares to holders of convertible bonds if the repayment price is covered by issuing shares. Our management board, with the approval of our supervisory board, can increase our capital by these amounts and issue new ordinary shares in a corresponding amount without additional shareholder approval and can, to a limited extent, exclude subscription rights of our shareholders in connection therewith. If beneficiaries exercise their options or additional ordinary shares are issued under any of our authorized capital or our contingent capital, you may experience additional dilution, which could cause our ordinary share or ADS price to fall.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and ordinary share price.

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

At December 31, 2018, we had approximately €19.5 million of cash and cash equivalents. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since December 31, 2018, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash and cash equivalents or our ability to meet our financing objectives. Furthermore, our ordinary share and ADS price may decline due in part to the volatility of the stock market and the general economic downturn.

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

If securities or industry analysts cease publishing research, or publish inaccurate or unfavorable research about our business, our ordinary share and ADS price and trading volume could decline.

The trading market for our ordinary share and ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our ordinary shares or ADSs or publishes inaccurate or unfavorable research about our business, our share and ADS price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ordinary shares and ADSs could decrease, which might cause our share and ADS price and trading volume to decline.

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

We are currently a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2018, a portion of our assets were located in the United States, although this may change as we expand our operations in the U.S.

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

For more information, we have provided summaries of relevant German corporation law and of our articles of association under “Management”).

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

We expect to be treated as a publicly traded corporation for purposes of the PFIC rules with respect to the current taxable year. In such case, the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current taxable year or later taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering of ADSs that we completed in February 2018. If we were unable to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC would substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules.

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

As a public company listed on The NASDAQ Capital Market, the Sarbanes-Oxley Act requires, among other things that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year.

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

Our company’s principal executive offices are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany and our telephone number is +49 214 876 00. Our website address is www.biofrontera.com. Information contained on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be part of this annual report or in deciding whether to purchase or sell our ADSs. Our agent for service of process in the U.S. is Biofrontera Inc., 201 Edgewater Dr., Wakefield, Massachusetts 01880, U.S. Our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and on the Frankfurt Stock Exchange under the ticker symbol “B8F” since 2012.

Since February 2018 our ADS are listed on The NASDAQ Capital Market under the ticker symbol “BFRA”. Each ADS represents two ordinary shares of Biofrontera AG.

On March 16, 2018, Deutsche Balaton AG, Heidelberg, published an announcement pursuant to German law that it decided to make a voluntary acquisition offer for up to 6,250,000 shares of Biofrontera AG. This acquisition offer was prohibited by an action of the German Federal Financial Supervisory Authority. On April 25, 2018, Deltus 30th AG, later renamed to Deutsche Balaton Biotech AG, Heidelberg (“DB Biotech”), published an announcement pursuant to German law that it had decided to make a voluntary acquisition offer for up to 6,250,000 shares of Biofrontera AG. The offer period ended on August 6, 2018. On August 9, 2018, DB Biotech announced, that it had acquired 1,286,401 shares of Biofrontera AG through this offer.

On March 25, 2019, we announced that we, through our subsidiary Biofrontera Newderm LLC, had acquired Cutanea Life Sciences, Inc. from Maruho, our major shareholder that holds approximately 20% of our outstanding ordinary shares. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). The objective of our acquisition of Cutanea is to effectively exploit the sales potential of AKTIPAK® and XepiTm in the U.S. in order to strengthen our U.S. market presence. The operating results of Cutanea are not included in this annual report or in our consolidated financial statements included herein.

On April 1, 2019, Maruho Deutschland, a 100% subsidiary of Maruho, published an announcement pursuant to German law that it intends to make a voluntary offer to acquire up to 4,322,530 of our ordinary shares, or approximately 9.68% of our outstanding ordinary shares as per March 31, 2019, for a purchase price of €6.60 per share in cash. Maruho currently owns approximately 20% of our outstanding ordinary shares. If Maruho is able to purchase all of the ordinary shares it is seeking in its offer to purchase, Maruho will own 29.99% of our outstanding ordinary shares as per March 31, 2019. On April 15, 2019, Maruho published a notification pursuant to German Law, as well as its formal offer document for the voluntary public tender offer in the form of a partial offer (cash offer) to the shareholders of Biofrontera AG to acquire a total of up to 4,322,530 ordinary shares of Biofrontera AG. On April 10, 2019, we were requested by Deutsche Balaton AG pursuant to German Law convene an extraordinary shareholders’ meeting to discuss Maruho’s voluntary public tender offer. We will hold an extraordinary shareholders’ meeting on May 15, 2019.

The SEC maintains an internet site that contains reports, information statements, and other information regarding issuers that file electronically with the SEC, which can be located at http://www.sec.gov.

B. Business Overview

We are an international biopharmaceutical company specializing in the development and commercialization of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Our approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of basal cell carcinoma in the EU. We conduct our own research and development and, in several regions, including the U.S., market and sell our own products.

Our principal product is Ameluz®, which is a prescription drug approved for use in combination with photodynamic therapy (when used together, “Ameluz® PDT”) in all of the countries of the EU (including the UK), in Switzerland, in Israel and in the U.S. for the lesion-directed and field-directed treatment of actinic keratosis of mild to moderate severity on the face and scalp. We are currently selling Ameluz® for this indication in the U.S., in 9 countries in Europe and in Israel.

In addition, in the EU, Ameluz® is currently approved by the European Commission for the photodynamic therapy treatment of field cancerization (entire skin areas infiltrated by tumor cells and entailing several actinic keratoses), as well as superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome and for treatment of actinic keratosis with Ameluz® in combination with daylight photodynamic therapy (i.e., using natural daylight to activate the drug). It is further approved in Switzerland for treatment of actinic keratosis and field cancerization with Ameluz® in combination with daylight photodynamic therapy and for superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome. As further described below, we plan to seek further extensions of the approved indications for Ameluz® photodynamic therapy in both the EU and the U.S.

The following table summarizes the indications for which we are currently approved to market Ameluz® or for which we are in the process of seeking approval to market Ameluz®, as well as products currently in development, organized by territory*†:

* “CH” = Switzerland; “IL” = Israel

† This table does not reflect the drugs AKTIPAK® and XepiTM, for which we acquired rights through our acquisition of Cutanea in March 2019.

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

Our Strategy

Our principal objectives are to obtain regulatory approvals for the marketing of Ameluz® PDT for additional indications and in additional countries, and to increase the sales of our approved products. The key elements of our strategy include the following:

●	geographic expansion of Ameluz® sales worldwide, including by:

○	expanding our sales in the U.S. of Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of minimally to moderately thick actinic keratosis of the face and scalp and positioning Ameluz® to be a leading photodynamic therapy product in the U.S., by growing our dedicated sales and marketing infrastructure in the U.S.;

○	expanding our sales of Ameluz® in other countries where it is an approved product by entering into arrangements with distribution partners;

●	extension of the approved indications for Ameluz® photodynamic therapy, including by:

○	seeking to extend the approved label for actinic keratosis to include actinic keratosis lesions located other than on the head or scalp and increase the maximal size of the treatment field;

○	seeking to extend the approved indications in the U.S. for Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of basal cell carcinoma; and

○	seeking to extend the approved indications in the EU and U.S. for Ameluz® to additional indications, such as squamous cell carcinoma in situ, actinic cheilitis, acne, warts, wound healing, and/or cutaneous leichmania; all of which would require further clinical trials, and other research and development activities.

Following our acquisition of Cutanea in March 2019, our principal objectives will also include the commercialization of AKTIPAK® and XepiTM in the U.S. on the basis of their current approvals, as well as identification of potential opportunities to further capitalize on those drugs, potentially by means of obtaining new regulatory approvals or geographic expansion.

Our Products

Ameluz®

Our principal marketed product is Ameluz®. Ameluz® is used in photodynamic therapy to selectively remove tumor cells.

We are currently selling Ameluz® in the U.S., in 9 countries in Europe and in Israel. We outsource the production of Ameluz® to a third-party contract manufacturer in Switzerland. In general, photodynamic therapy is a two-step process:

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

In March 2018, we received approval from the European Commission to include treatment of mild to moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy (i.e., using natural daylight to activate the drug), which we had applied for in the second quarter of 2017. We believed that this approval may enable us to increase the market potential of Ameluz® in the EU since Ameluz® can be used without doctor’s office procedures, which procedures can render photodynamic therapy treatment in European markets commercially unattractive due to lack of reimbursement. Based on our experience in 2018, we continue to believe that this approval may enable us to increase the market potential of Ameluz® in the EU.

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

According to The Skin Cancer Foundation, actinic keratosis is becoming a widespread disease, with more than 58 million people affected in the U.S. According to The Skin Cancer Foundation, if left untreated, up to 1% of actinic keratosis lesions develop into squamous cell carcinomas every year. On average, this transformation into squamous cell carcinoma occurs within two years of formation of the initial actinic keratosis lesion.

Squamous cell carcinoma is an uncontrolled growth of abnormal cells arising in the squamous cells, which reside in the skin’s upper layer (the epidermis). Squamous cell carcinomas often appear as scaly red patches, open sores, elevated growths with a central depression, or warts; and they may crust or bleed. They can become disfiguring and sometimes deadly if allowed to grow. According to The Skin Cancer Foundation, squamous cell carcinoma has been the second most common form of skin cancer, but its incidence has been rapidly increasing. According to The Skin Cancer Foundation, more than one million cases of squamous cell carcinoma are diagnosed each year in the U.S., and it has been estimated that as many as 15,000 people die from the disease each year in the U.S. Incidence of the disease has increased by 200% in the past three decades in the U.S. and it has recently matched the incidence of basal cell carcinoma in the Medicare fee-for-service population, which had been the most common form of human cancers.

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

Topical prescription products such as 5-fluorouracil cream, or 5-FU, can be irritating and require twice-a-day application by the patient for approximately 2 to 4 weeks, resulting in inflammation, redness and erosion or rawness of the skin. Following the treatment, up to several weeks of healing may be required. Imiquimod or diclofenac, other topical prescription products, require extended applications of cream, lasting up to 3 or 4 months, during which the skin is often very red and inflamed. Treatment with ingenol mebutate is faster, requiring application for only a few days, but side effects can be long-lasting and this drug has been labeled with a black-box warning by the FDA.

Simple curettage is generally most useful for one or a few individual lesions, but not for a large number of lesions, and it leaves permanent scars.

European Markets

In Europe, most actinic keratosis patients are treated with various available medications, which can be assessed through the number of prescriptions. Throughout Europe, there are more than 2 million prescriptions written per year for actinic keratosis drugs, and the number of prescriptions has been growing by about 10% annually over the past four years. In 2016 in Europe, total sales of prescription drugs to treat actinic keratosis were approximately €120.0 million, with PDT drugs accounting for approximately €22.0 million of sales. In Europe, although the total number of cryotherapy or simple curettage treatments for actinic keratosis is not available, we believe that only a small number of patients with actinic keratosis is treated by cryotherapy or simple curettage treatments. We therefore disregard treatment by cryotherapy or simple curettage treatments in the following estimates of European market share. We estimate that approximately 33% of all prescriptions for actinic keratosis drugs in Europe are written in Germany, followed by the UK (15%), France (12%), Italy (12%), Spain (10%) and Switzerland (3%), and the remaining European countries account for approximately 15% of such prescriptions.

In Europe, only a small portion of prescriptions written for drugs to treat actinic keratosis are for PDT drugs notwithstanding the fact that clinical trials have demonstrated that photodynamic therapy achieves higher clearance rates compared to other drugs used to treat actinic keratosis. We believe that, in Europe, the extra time and effort required from patients and medical practitioners have historically prevented significant market penetration in the statutory health insurance sector in Europe — a photodynamic therapy treatment requires a patient to visit a medical office for the procedure and requires time from doctors or other medical practitioners to administer it. In Europe, topical prescription product creams are reimbursed by government authorities (or other third-party payors) and do not require a medical office-based procedure, whereas photodynamic therapy requires a procedure that, to date, is not reimbursed in all markets in Europe. In March 2018, we received approval from the European Commission to include treatment of mild to moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy, which we had applied for in the second quarter of 2017. Daylight PDT eliminates the need for a medical office-based procedure and allows easier reimbursement in Germany, where PDT procedures performed by physicians have not been reviewed or approved for reimbursement by the relevant governmental authorities. As a result, we see the potential for daylight PDT to significantly grow its share of the actinic keratosis treatment market in Europe. In the fiscal year ended December 31, 2018, we were able to grow prescriptions significantly in markets where we have an established direct sales force. We grew our sales of units by 50% in Germany and by over 70% in Spain, in each case as compared to the fiscal year ended December 31, 2017. In the aggregate, we grew product sales in Europe by 41% in the fiscal year ended December 31, 2018, as compared to the fiscal year ended December 31, 2017.

We believe that sales of PDT drugs in the actinic keratosis market represent around 6% of all prescriptions for actinic keratosis, but growth accelerated in 2018. We believe that this acceleration results in part from increased sales of daylight PDT products, including Ameluz®. The market size may, however, be an underestimation since in many countries in Europe PDT drugs may be sold directly to hospitals and, therefore, are not tracked by market research sources. Since PDT drugs generally have a higher price than the self-applied topical drugs, their percentage of revenues is higher than that of prescription numbers.

Available PDT drugs for treatment of actinic keratosis in Europe include Ameluz® gel, Metvix® cream, Alacare® adhesive plaster and Luxerm® cream. Metvix® has been on the market in the EU since 2002, and is the most frequently used PDT drug for treatment of actinic keratosis throughout the EU with the exception of Germany, where Ameluz® is the leader in the PDT therapy market with over 60% market share.

We estimate that throughout Europe, Metvix® and Luxerm® have about 70% market share among PDT treatments of actinic keratosis, followed by Ameluz® with around 30% of such market share.

Most of the prescriptions in Europe for treatment of actinic keratosis are for self-applied topical drugs, for which the driver seems to be the minimal amount of time required by doctors and other medical practitioners (since no office-based procedure is required). Almost half of all drug prescriptions in Europe for the treatment of actinic keratosis are for Solaraze® and generic versions of that drug which are now being produced, in spite of the rather low efficacy according to a meta-analysis of clinical trials by Vector and Tolley (2014)1. We believe that this supports our belief that another driver, such as time required to be spent in consultation as compared to time required for a medical office-based procedure, may be more determinative of treatment selection than efficacy. In Europe, the most commonly prescribed drugs for actinic keratosis at present are Solaraze®, Aldara®, Picato® and Actikerall®. We believe that daylight PDT therapy products will play an increasingly important role in Europe in the future and will be prescribed more often as an alternative to self-applied topical prescription product creams (which have historically been market leaders in the EU in treating actinic keratosis).

U.S. Market

The market for the treatment of actinic keratosis in the U.S. differs significantly from the European market. We believe this is because the U.S. reimbursement system generally has favored procedures, for which physicians get paid or reimbursed. In the U.S., the most common treatment for actinic keratosis is still cryotherapy. In 2013, Medicare alone paid for 5.9 million actinic keratosis patients to be treated with cryotherapy. This number of patients so treated had been growing by 2-3% per year since 2008. We estimate that, if the number of patients so treated is extrapolated to 2016 with an assumed 2% growth rate, approximately 6.4 million Medicare patients with actinic keratosis were treated with cryotherapy in 2016. An analysis of “National Ambulatory Medical Care Survey” and “Medicare Current Beneficiary Survey” data with respect to the frequency and cost of actinic keratosis treatment concluded that about 60% of actinic keratosis patients were covered by Medicare, and 40% of treatments were reimbursed by private payors during the period from 1998 through 2000 (Dermatology Surgery 2006;32(8):1045-9). Thus, we assume that the above number of cryotherapies for Medicare patients represents only 60% of all cryotherapy treatments performed in the U.S. in the relevant year, so the number of cryotherapies for Medicare patients should be divided by 0.6 in order to estimate the total number of cryotherapy treatments in the U.S. in that year. Simple curettage is generally not used to treat actinic keratosis in the U.S.

In the U.S., Levulan® has been approved for the treatment of minimally to moderately thick actinic keratosis of the face or scalp in combination with PDT with a blue light source since 2000. Levulan® contains 5-aminolevulinic acid (5-ALA) as its active ingredient. As with Ameluz®, in the treatment of actinic keratosis, Levulan® is used in a PDT treatment once, and the PDT treatment is repeated after several weeks if residual lesions remain. Levulan® had an effective monopoly on the market for the PDT treatment of actinic keratosis (in accordance with the applicable prescribing information) until our company launched Ameluz® in the U.S. in October 2016 (Galderma sold Metvix® in the U.S. market only for a short period and withdrew the product in 2013). We estimate that there are currently about 350,000 prescriptions of PDT drugs for actinic keratosis in the US per year. Based on our estimates and analysis, we believe that Ameluz® has achieved an estimated market share in the U.S. for the PDT treatment of actinic keratosis of about 18% in its second full year of commercialization.

1 This research was funded by Biofrontera AG. Our personnel commented on the draft manuscript but did not have control of the methodology, conduct, results, or conclusion of this study. Additionally, this paper was not dependent on our approval for submission to the PLoS One journal.

We estimate that there were an additional 1.7 million prescriptions for self-applied topical drugs in the U.S. for the treatment of actinic keratosis in 2016. These prescriptions are for various topical products, with the most frequently prescribed ones being drugs with the active ingredient 5-fluorouracil (44% generic plus 4% branded), followed by imiquimod drugs (31%), diclofenac drugs (16%) and ingenol mebutate drugs (5.5%).

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

The chart below displays the relative percentages of these actinic keratosis treatments in 2016 in the U.S.: (i) cryotherapy, reimbursed by Medicare (Source: Resource-Based Relative Value Scale (RBRVS) of the American Medical Association); (ii) cryotherapy, not reimbursed by Medicare (the remaining 40% of cryotherapies) (Source: Dermatology Surgery 2006; 32(8):1045-9); (iii) self-applied topical drugs (Source: Biofrontera’s internal market research); and (iv) Levulan® (Source: Sun Pharma’s annual reports).

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

Basal cell carcinomas are the most common invasive tumors affecting humans, accounting for approximately 80% of all non-melanoma skin cancers worldwide. Studies of populations in the U.S. and Switzerland have shown that approximately 20% to 30% of Caucasians will develop at least one basal cell carcinoma in their lifetime, and cases are increasing worldwide, which is believed to be caused by increased exposure to ultraviolet light. More than 4 million cases of basal cell carcinoma are diagnosed in the U.S. each year. Although basal cell carcinoma rarely spreads to other parts of the body and becomes life-threatening, it can be disfiguring if not treated promptly.

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

According to a market study published in 2014 by Technavio, the international market for actinic keratosis medication is expected to grow by approximately 8% annually, from approximately $546.0 million in 2013 to approximately $942.0 million in 2020. During this same period, the global market for basal cell carcinoma medication is expected to grow from approximately $236.0 million in 2013 to nearly $5.0 billion in 2020, because of the availability of new drugs (such as Ameluz®), which would likely mean that fewer patients will undergo surgery for treatment of basal cell carcinoma.

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

History of Clinical Trials for Ameluz® and BF-RhodoLED® Lamp

Clinical trials relating to treatment of actinic keratosis with Ameluz® photodynamic therapy

The initial two Phase III trials we conducted in connection with obtaining approval for Ameluz® in the EU included a variety of CE marked photodynamic therapy light sources, and best results were achieved with LED lamps. The efficacy of Ameluz® was tested in comparison with Metvix®, the approved standard medication already available in the EU, that is a topical cream used in connection with photodynamic therapy. The results of the trial demonstrated that Ameluz® was significantly non-inferior to Metvix® for the treatment of actinic keratoses with photodynamic therapy. The complete clearance rates of patients from all keratoses at the average of all lamp types were 78% for Ameluz® and 64% for Metvix®. With LED lamps only, the clearance rates increased to 85% for Ameluz® and 68%for Metvix®. The side-effect profiles were comparable for both products. In another trial, using Ameluz® with LED lamps completely removed all keratoses in 87% of the patients. For the individual lesions, 96% and 94% were completely eradicated in the two trials using LED lamps (all values cited are from the intent to treat, or ITT, population). See “Research and Development and Regulatory Affairs-Ameluz® Actinic Keratosis-Trial 1 and —Trial 2”.

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

In a clinical trial designed to investigate the sensitization potential of ALA with 216 healthy subjects, 13 subjects (6%) developed allergic contact dermatitis after continuous exposure for 21 days with doses of ALA that were higher than doses normally used in the treatment of actinic keratosis. Allergic contact dermatitis was not observed under regular treatment conditions.

Approval of photodynamic therapy treatment of actinic keratoses in the U.S. required us to obtain a combination approval of both Ameluz® and the light source. As a result, we developed our own photodynamic therapy lamp, the BF-RhodoLED®. Our photodynamic therapy lamp is CE-certified in the EU, which required the company to be certified pursuant to the ISO 9001 and ISO 13485 standards.

In preparation for seeking FDA approval in the U.S., we conducted a Phase III trial using the combination of Ameluz® and our BF-RhodoLED® lamp. In this Phase III trial, completed in 2015, with this combination treatment, all keratoses of a patient were completely eradicated in 91% of patients, and 94% of all lesions were completely removed (99.1% of mild lesions and 91.7% of moderate lesions). Further, 63.3% of the patients who were completely asymptomatic 3 months after treatment were still asymptomatic one year later. In this Phase III trial, the drug was applied over large skin areas (field therapy) for the first time in a Phase III trial of photodynamic therapy. Field directed treatment is advisable if a patient has several actinic keratosis lesions in close proximity since multiple actinic keratoses are believed to arise from “cancerized fields,” i.e., skin areas in which neoplastic cells are spread over a larger area, and additional subclinical (not yet visible) lesions may exist in the same field. Based on this study, the EU granted Ameluz® the approval for the indication “field cancerization”, and the prescribing information in the U.S. specifically approves the field directed approach. See “Research and Development and Regulatory Affairs-Actinic Keratosis-Ameluz®-Trial 3”.

By testing larger skin areas, we could also investigate the effect of photodynamic therapy on photo-damaged skin. Thus, in this field directed Phase III trial for Ameluz®, we measured the improvement of previously existing skin impairment. Based on the parameters we tested for skin impairment, the patients with the treatment showed improvements as a result of the treatment. The proportion of patients with impaired skin surface, including rough, dry and scaly skin, decreased from 85% to 28%within 12 months after treatment with Ameluz®. Patients with skin hyperpigmentation or hypopigmentation decreased from 59% to 24% and from 46% to 11%, respectively. The proportion of patients with mottled pigmentation, mixed hyperpigmentation and hypopigmentation, decreased from 48% to 18%. Before treatment, 26% of the patients had mild to moderate/severe scarring, this decreased to 7% of patients after treatment. Atrophic skin was diagnosed in 31%before but only in 4% of patients 12 months after treatment. See table 3 under See “Research and Development and Regulatory Affairs-Ameluz®-Actinic Keratosis-Trial 3”. These skin improvement results are now included in our official EU product information for Ameluz®.

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

Photodynamic therapy treatment with Ameluz® completely eliminated all of a patient’s non-aggressive (superficial and nodular) basal cell carcinomas in 93.4% of cases, compared to 91.8% from photodynamic therapy treatment with Metvix®. Of the individual lesions, 94.6% were completely eliminated after Ameluz® treatment, 92.9% were completely eliminated after Metvix® treatment. Greater differences were observed in the case of thicker basal cell carcinomas. In photodynamic therapy treatment with Ameluz®, 89.3% of the nodular carcinomas were completely removed, compared to only 78.6%with Metvix®. Superficial basal cell carcinoma lesions were completely eradicated by photodynamic therapy treatment with Ameluz® in 95.8% of patients, compared to photodynamic therapy treatment with Metvix®, in which superficial basal cell carcinoma lesions were completely eradicated in 96.9% of the cases. After 12 months, recurrence rates were slightly higher for patients treated with Metvix® as compared to patients treated with Ameluz®. In the Ameluz® group, 6.7 % of the lesions were recurrent after 12 months, and in the Metvix® group 8.2% of the lesions were recurrent after 12 months. See table 4 under “Research and Development and Regulatory Affairs-Ameluz®-Basal Cell Carcinoma”.

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

The Phase III trial met its primary endpoint, exhibiting after a single treatment with daylight photodynamic therapy a total lesion clearance rate (percentage of completely cleared individual lesions per patient’s side) of 79.8 % for the areas treated with Ameluz®, which demonstrated non-inferiority to treatment with Metvix®, in which 76.5% of lesions were fully cleared after one daylight photodynamic therapy (p<0.0001). Histological evaluation of lesion clearance resulted in a similar outcome, with 72.5% versus 66.7% of lesions fully cleared after treatment with Ameluz® and Metvix®, respectively, in combination with daylight photodynamic therapy.

In the Phase III trial, the secondary endpoints for treatment with Ameluz® in combination with daylight photodynamic therapy compared favorably with Metvix® and showed equivalent or better clearance rates. After a single daylight photodynamic therapy with Ameluz®, 85% of lesions on the face were fully cleared, and 72 % of the more difficult to treat lesions on the scalp were fully cleared. After a single daylight photodynamic therapy with Metvix®, 84% of the lesions on the face were fully cleared and 65% of the lesions on the scalp were fully cleared. The treatment of moderate actinic keratosis lesions resulted in full clearance of 76% of the lesions treated with Ameluz® in combination with daylight photodynamic therapy, compared to 73% cleared by treatment with Metvix® in combination with daylight photodynamic therapy. Mild actinic keratosis lesions had a clearance rate of 94% after treatment with Ameluz® in combination with daylight photodynamic therapy compared to 91% after treatment with Metvix® in combination with daylight photodynamic therapy. Lesions in patients with five or fewer actinic keratoses were fully cleared in 83%of cases after treatment with Ameluz® in combination with daylight photodynamic therapy and in 81%of cases after treatment with Metvix® in combination with daylight photodynamic therapy. In patients with more than 5 actinic keratoses, 75.2% of lesions were fully cleared after treatment with Ameluz® in combination with daylight photodynamic therapy, while 77.6% of lesions were fully cleared after treatment with Metvix® in combination with daylight photodynamic therapy.

In this Phase III trial, the most notable differences between Ameluz® and Metvix® clearance rates depended on the patient’s age and the weather conditions. In patients younger than 65 years of age, the lesion clearance rate was 83% after treatment with Ameluz® in combination with daylight photodynamic therapy compared to a lesion clearance rate of 74% after treatment with Metvix® in combination with daylight photodynamic therapy. For patients treated with daylight photodynamic therapy during cloudy weather, the lesion clearance rate was 75% after treatment with Ameluz® compared to a lesion clearance rate of 66% after treatment with Metvix®. For patients treated with daylight photodynamic therapy during sunny weather, lesion clearance rates improved to 85 % after treatment with Ameluz® and 83% after treatment with Metvix®. See “Research and Development and Regulatory Affairs-Ameluz®-Actinic Keratosis with daylight photodynamic therapy”.

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

Clinical trials relating to Field-Directed Treatment of Actinic Keratosis on the Extremities and the Trunk

Between July 2018 and March 2019, we conducted a Phase III trial to evaluate the safety and efficacy of Ameluz® in combination BF-RhodoLED® illumination for the treatment of actinic keratoses on the extremities as well as the trunk and neck. This trial was a double blind, placebo controlled, intra-individual Phase III trial at four clinical centers in Germany. The study met its primary regulatory endpoint, demonstrating that Ameluz® was superior (p<0.0001) to placebo based on its mean total lesion clearance rate of 86% compared to 33% for placebo. Secondary endpoints of the study were total patient clearance, other efficacy variables and safety endpoints. All endpoints were stratified by lesion and patient subgroups, including lesion severity, lesion location and patient sex and age. The secondary endpoints for treatment with Ameluz® in combination with BF-RhodoLED® illumination compared favorably with treatment with the placebo. Even if mild AKs were ignored and only moderate AKs were considered, mean lesion clearance rates per patient's side were 84% with Ameluz® compared to 27% with placebo. In patients treated on the extremities, mean lesion clearance rates per patient's side were also 84% with Ameluz® compared to 27% with placebo. Mean lesion clearance rates in the area trunk/neck were even higher. Furthermore, the comparison parameter "patient complete clearance" also emphasized the superiority of Ameluz®: 67% of the patients' sides were completely cleared 12 weeks after the last PDT compared to 12% of the placebo-treated sides. All of the results were statistically highly significant. Thus, all secondary endpoints also confirm the high superiority of Ameluz® over the control group.

The multi-center, randomized, double-blind, intra-individual study included 50 patients at six study sites in Germany, each with four to ten clinically confirmed actinic keratosis lesions in comparable areas on the right and left side of the extremities and/or trunk/neck. Mild, moderate and severe actinic keratoses were treated with one or two PDT treatments. The final examination of the patients took place three months after the last PDT treatment. The clinical study phase will now be followed by a follow-up phase of twelve months after the last PDT, in which recurrence rates and/or numbers of new actinic keratosis lesions and skin tumors will be determined. This follow-up phase will be reported separately.

We expect to use results in order to file in the third quarter of 2019 for the label extensions with the EMA in the EU and the FDA in the U.S.

Our Research and Development Programs

In addition to our approved products, we also have several research and development programs.

Current Clinical Trials for Ameluz®

Basal Cell Carcinoma

In August 2017, we agreed with the FDA on the requirements necessary to obtain approval for our application of Ameluz® PDT for the treatment of superficial basal cell carcinoma in the U.S. Under the agreed plan with the FDA, our application could be based on a single additional Phase III placebo-controlled pivotal trial to be conducted in the U.S., in which Ameluz® PDT will be compared to placebo PDT, which can be conducted with relatively few patients minimizing both time and expense. We will be required to present a combined read-out of clinical and histological clearance. In December 2017, we filed an investigational new drug application with the FDA for our proposed Phase III study protocol to evaluate Ameluz® PDT for the treatment of superficial basal cell carcinoma, and FDA performed a special protocol assessment. The study was initiated in September 2018.

Following the discussion with the FDA, we have initiated the study with the following design. The primary objective is to compare the efficacy of Ameluz® PDT with PDT using just the vehicle that is used to deliver the active ingredient in Ameluz®, in combination with BF-RhodoLED® illumination, in the treatment of superficial basal cell carcinoma. A randomized, double blind, vehicle-controlled multicenter Phase III study will be performed to evaluate the safety and efficacy of Ameluz® in combination with BF-RhodoLED®. We will work with 12 to 16 clinical centers in the U.S. and enroll 186 patients in order to achieve an alpha level of p<0.001. Ameluz® and placebo will be applied at a 4:1 ratio. The primary efficacy variable is the composite clinical and histological complete clearance rate of the patient’s main target lesion, assessed at the end of the clinical observation period, 12 weeks after the start of the first or second PDT cycle. Each PDT cycle will consist of two PDTs one to two weeks apart. Secondary objectives include the evaluation of the safety and secondary efficacy parameters (including stratification according to lesion size, location, patient age and sex) related to Ameluz® and BF-RhodoLED®, also including clinical clearance of additional treated lesions on the same patients. The double blind clinical observation period for each patient will be up to 7 months (up to four weeks screening and pre-randomization period, and three or six months double blind part of the study) followed by a 5-year follow-up period after the start of the last PDT cycle. The recruitment phase started in the third quarter of 2018 and is expected to be completed by the end of the second quarter in 2020. Clinical trial results are expected by the end of 2020, and we anticipate submission of our approval supplement to the FDA during the first half of 2021.

Preparation of Additional Clinical Trials for Ameluz®

We have started preparation for the following phase III trials:

(i)	Squamous cell carcinoma: We are planning a randomized, double-blind, multi-center Phase III study to evaluate the safety and efficacy of Ameluz® versus placebo in the treatment of Bowen’s disease (squamous cell carcinoma in situ) with photodynamic therapy when using the BF-RhodoLED® lamp. The study is expected to have an inter-individual design similar in treatment regime and patient number to our planned trial for the treatment of superficial basal cell carcinoma in the U.S., as described above under “— Current Clinical Trials for Ameluz — Basal Cell Carcinoma.”

(ii)	Acne: A phase II trial is in the early planning stages. No trial design has been defined, and we are currently collecting information of investigators with off-label experience in this indication.

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

Our Development Collaboration with Maruho

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a major shareholder of our company. During phase 1 of this collaboration, in which the feasibility of the product development was tested, Biofrontera and Maruho examined potential formulations for various branded generic drugs in Europe. Stable formulations have been developed for some, but not for all active ingredients and combinations tested. Maruho covered all costs and expenses in connection with the research and development during phase 1. New intellectual property developed during phase 1 will be jointly owned by both parties, and both parties have retained their respective ownership to pre-existing intellectual property, such as Biofrontera’s patented nanoemulsion. We completed this initial phase in the first quarter of 2018. The initial agreement with Maruho has expired.

On March 19, 2019, we signed an agreement to continue our collaboration with Maruho. As part of the newly agreed project phase, we will prepare the formulation of one of the four active ingredients in our nanoemulsion jointly tested during Phase 1 (described above) for clinical trials. The agreement does not cover any potential clinical testing that may be carried out during a subsequent project phase. Any such clinical testing would be the subject of an additional agreement that would need to be concluded between the parties in due course, depending on the results of the new project phase. As with Phase 1, previously existing intellectual property, in particular our nanoemulsion technology, shall remain the property of the respective owner. New intellectual property and results of the new project phase, including project documentation, shall be shared equally by the parties. According to the current budget, the new project phase will require up to €1.1 million in research costs, which are to be borne exclusively by Maruho. Should the costs exceed the €1.1 million to be borne by Maruho, the parties have agreed to consult on the next steps and the issue of how to bear costs.

We and Maruho have begun the process of negotiating a potential cooperation agreement regarding research and development of further indications for Ameluz® for the treatment of acne. On March 19, 2019, Maruho and Biofrontera signed a non-binding term sheet with respect to this potential collaboration. Currently, a proof of concept trial and maximal use pharmacokinetic-trial are planned, the costs of which will be borne by Maruho in an amount that has not yet been agreed. Depending on initial results and agreement of the parties, among other factors, these trials may be followed by additional clinical trials required for U.S. market approval of further indications. The term sheet contemplates that we will grant Maruho a license for marketing Ameluz® in parts of Asia and Oceania, the terms and conditions of which have not yet been negotiated.

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

In many European countries, the price and the medical reimbursement status have to be defined prior to market launch, which can be a lengthy process. To date, in Europe our company or our license partners have commenced sales in Germany, Spain, Austria, Denmark, Sweden, Norway, the UK as well as Switzerland and Liechtenstein. Ameluz® is available in these countries at a pharmacy retail price of between approximately €150 – €250 per 2 gram tube.

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

Sales in the U.S. are made through our wholly-owned subsidiary, Biofrontera Inc., a Delaware corporation, which we established in March 2015. Based on our experience, we concluded that we could most effectively market our products in the U.S. by using our own sales force, which we can train to sell our drug Ameluz® in combination with the BF-RhodoLED® lamp and related procedure. During 2016, we hired 26 employees for our U.S. marketing and sales efforts, and we launched the commercialization of Ameluz® and BF-RhodoLED® lamp for actinic keratosis in the U.S. in October 2016. During 2017 and 2018 we have continued to build our organization in the U.S. and are operating now with over 60 employees in our salesforce and field based supporting functions in the medical and reimbursement field. We have filled the key positions for our U.S. operations with qualified and experienced employees from an array of companies and are proud of the assembled talented group of people. The field-based employees are supported by a back-office organization at our U.S. headquarters near Boston.

Group structure

Biofrontera AG
Biofrontera Inc
Biofrontera Bioscience GmbH
Biofrontera Pharma GmbH
Biofrontera Development GmbH
Biofrontera Neuroscience GmbH
Biofrontera Newderm LLC
Biofrontera Pharma GmbH sucursal en Espana
Cutanea Life Sciences Inc
Dermapex LLC
Dermarc LLC

The Biofrontera group consists of a parent company, Biofrontera AG, five direct, wholly owned subsidiaries, and five indirect, wholly owned subsidiaries. Biofrontera AG’s direct, wholly owned subsidiaries are: Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH and Biofrontera Inc. Biofrontera Newderm LLC is a direct, wholly-owned subsidiary of Biofrontera, Inc., Cutanea Life Sciences, Inc. is a direct wholly-owned subsidiary of Biofrontera Newderm LLC, and Dermarc, LLC and Dermapex, LLC are direct wholly-owned subsidiaries of Cutanea Life Sciences, Inc. All companies are based at Hemmelrather Weg 201, 51377 Leverkusen, Germany, except Biofrontera Inc., and Biofrontera Newderm LLC, which are based at 201 Edgewater Dr., Wakefield, Massachusetts 01880, U.S. (effective June 1, 2019, we will move our U.S. corporate office to new office facilities in Woburn, Massachusetts), and Cutanea Life Sciences, Inc., Dermarc, LLC and Dermapex, LLC which are based at 1500 Liberty Ridge Drive, Wayne, PA 19087, U.S.

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

Trademarks

We have filed for and received trademark protection for Biofrontera® (as word marks), several Biofrontera® figurative marks, the figurative mark Natural heritage with herbal biocolloids® in two embodiments as well as for the Ameluz®, Belixos®, BF-RhodoLED® and Rhodoled® word marks in the EU, the U.S. and/or certain other jurisdictions. The word marks BF-200 ALA® and Nanoxosan® are registered in Austria, Germany and Switzerland. The word marks Lumixeen® and Dynala® are registered in Germany and the word mark Gefühlt mir® is registered in the EU and in Switzerland.

A Biofrontera® word mark is registered in Armenia, Australia, China, the EU, Iran, Japan, Norway, Russia, Singapore, South Korea, Switzerland, Syria and the U.S. with an international registration. Two national Biofrontera® word marks are registered in Chile for the classes 1 and 5, respectively.

A Biofrontera® figurative mark is registered in Armenia, Australia, China, the EU, Germany, Iran, Japan, Norway, Russia, South Korea, Singapore, Switzerland, Syria and the U.S. with an international registration. Another Biofrontera® combined mark is registered in Switzerland and yet another Biofrontera® figurative mark is registered in the EU.

An Ameluz® word mark is registered in Armenia, Australia, China, Canada, the EU, Iran, Liechtenstein, Norway, Russia, Singapore, South Korea, Switzerland, Syria and the U.S. with an international registration. Other national Ameluz® word marks are registered in Germany and Israel.

A Belixos® word mark is registered in class 3 in Algeria, Armenia, Australia, Bahrain, China, the EU, Iran, Japan, Morocco, Norway, Russia, Singapore, South Korea, Sudan, Oman, Switzerland, Syria and the U.S. with an international registration. Other national Belixos® word marks are registered in Brazil, Germany, Kuwait, Lebanon, Qatar, Saudi Arabia, Tunisia, the United Arab Emirates and Yemen. Other Belixos® word marks are pending in Iraq and Libya. A Belixos® word mark is registered in class 5 in Armenia, Australia, China, the EU, Iran, Japan, Norway, Russia, Singapore, South Korea, Switzerland, Syria and the U.S. with an international registration. Other national Belixos® word marks are registered in Canada, Germany and Israel.

A BF-RhodoLED® word mark is registered in Armenia, Australia, China, the EU, Iran, Japan, Norway, Liechtenstein, Russia, Singapore, South Korea, Switzerland, Syria and the U.S. with an international registration. Other national BF-RhodoLED® word marks are registered in Canada, Germany and Israel.

A Rhodoled® word mark is registered in Armenia, Australia, China, the EU, Iran, Japan, Norway, Russia, Singapore, South Korea, Syria, and the U.S. with an international registration. Other national Rhodoled® word marks are registered in Canada, Germany and Israel.

As part of our acquisition of Cutanea in March 2019, we acquired rights to certain trademarks and trademark applications relating to Cutanea and AKTIPAK®, which are registered or pending, as applicable, in Brazil, Canada, the International Bureau (WIPO), South Africa and the United States.

Patents

We have filed for and received issued patents in various jurisdictions for our technologies relating to our nanoemulsion, nanoemulsions with 5-aminolevulinic acid, migraine prophylaxis and PDT.

We have been issued composition of matter patents for our nanoemulsion technology in the EU (for France, Germany, Italy, Spain, Switzerland and the United Kingdom), Australia, Belarus, Canada, Chile, China, Hong Kong, Israel, Japan, Mexico, New Zealand, Russia, South Africa, Singapore and Ukraine. Patent protection in these jurisdictions will expire on December 21, 2027. We have filed patent applications which are pending in Brazil, the United Arab Emirates and the U.S. The patent in India and patent applications in Paraguay and Uruguay were dropped in 2018.

We have been issued composition of matter patents for our technology relating to nanoemulsion of 5-aminolevulinic acid in Australia, Canada, the EU (for Germany and Switzerland), Israel and the U.S. Patent protection in these jurisdictions will expire on November 12, 2019.

We have been issued composition of matter patents for our technology relating to derivatives of 4-(thio- or selenoxanthene-9-ylidene)-piperidine or acridine and its use as a selective 5-HT2B receptor antagonist in Australia, Canada, China, the European Union (for Denmark, France, Germany, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the UK), India, Japan, Russia, South Africa, South Korea and the U.S. Patent protection in these jurisdictions will expire on October 23, 2022. These patents relate to our developmental migraine prophylaxis product candidate BF-1. Since it will not be possible to bring these compounds to market prior to the patent expiry date, we dropped the patent in 2018.

Instead, we have filed an international patent application regarding anti-migraine compounds and their use through the World Intellectual Property Organization and national phases have commenced in the EU and the U.S. The U.S. patent has been granted, expiring in January 2034.

A new PCT application “Improved photodynamic therapy” was filed with the European Patent Office (EPA) on August 23, 2018 (PCT/EP2018/072823). All countries which were members of the patent cooperation treaty (PCT) on the date of application, which includes the U.S., were listed in the filing.

We have additionally filed a German utility model for our technology relating to pharmaceutical and/or cosmetic compositions for treating skin, which provides a type of intellectual property protection for a period of ten years after filing of the application, so that it will expire on April 9, 2020.

The composition of matter patent family that protects the combination of nanoemulsions with aminolevulinic acid hydrochloride, an active ingredient in Ameluz®, against copying by competitors will expire on November 12, 2019. This patent family includes U.S. Patent No. 6,559,183, which is listed in the U.S. Food and Drug Administration Orange Book and identified as covering nanoemulsions combined with aminolevulinic acid hydrochloride, the active ingredient in Ameluz®. Upon expiration of this patent family, we will not be able to rely on the expired patents to prevent competitors from copying, making or selling the active ingredient used in Ameluz®. The additional patent application on the specific nanoemulsion developed for Ameluz® would extend the protection until December 21, 2027. This additional patent has been granted in many countries but has not yet been (and may never be) granted in the U.S. However, we believe that the risk presented by future generic competition is mitigated by specific challenges in developing generic topical dermatological products, including regulatory hurdles, that may deter potential generic competitors. Nonetheless, if we are unable to prevent manufacture and sales of the active ingredient in Ameluz® in combination with our specific nanoemulsion, we may not be able to maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

In connection with our acquisition of Cutanea in March 2019, we acquired an exclusive license in the U.S., Puerto Rico and the U.S. Virgin Islands to certain patent rights held by Ferrer Internacional, S.A. These patent rights include an issued U.S. composition of matter patent and three issued U.S. formulation and method of use patents, as well as issued counterpart formulation and method of use patents in Canada and Mexico, and a pending counterpart formulation and method of use application in Mexico. Such patents are directed to Quinolonecarboxylic acid derivatives or salts thereof and pharmaceutical topical compositions related thereto. Rights to generic applications of such patents were retained by Medimetriks Pharmaceuticals, Inc. under that company’s original license agreement with Ferrer Internacional, S.A.

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

Competition

There are many pharmaceutical companies that compete with us in the field of dermatology, some also in the photodynamic therapy market. The pharmaceutical and biotechnology industry is characterized by intense competition and rapid and significant innovation and change. Our competitors may be able to develop other drugs or products that are able to achieve similar or better results than our product candidates or marketed products. Several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing, and obtaining regulatory approvals to commercialize products for health care. Our competitors include organizations such as major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and generic drug companies. Many of our competitors have greater financial and other resources than we have, such as more commercial resources, larger research and development staffs, and more extensive marketing and manufacturing facilities and organizations. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis technologies and products that are more effective or less costly than Ameluz® or any other products that we sell or are developing or that we may develop, which could render our products obsolete and noncompetitive. Our competitiveness may also be affected by our ability to manufacture and commercialize our products and by the level of reimbursement for the cost of our drug and treatment by third party payors, such as insurance companies, health maintenance organizations and government agencies.

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

Metvix® has also been approved in the EU for use in daylight photodynamic therapy which is sold by Galderma under the brand name Luxerm® in Germany and Luxera® in other European countries. This gave that drug a competitive advantage compared to Ameluz®, as Ameluz® was not, until March 2018, approved to be used in daylight photodynamic therapy to treat actinic keratosis. Since we have recently obtained approval for the treatment of actinic keratosis using Ameluz® with daylight photodynamic therapy, we believe we should better compete with Metvix® and Luxerm®, but there can be no assurance that we will continue doing so.

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

The relative benefits of different treatment options for mild to moderate actinic keratosis have been analyzed in a European meta-analysis (Vegter & Tolley 2014). The objective of this study was to compare different treatments for mild to moderate actinic keratosis on the face and scalp available in clinical practice in Europe. A network meta-analysis was performed to compare different treatment modalities by combining a network of both head to head and indirect comparative evidence. Study selection was based on the Cochrane systematic search and review for actinic keratosis treatments available in Europe. In total, 25 randomized, controlled studies (5,562 patients) with the primary outcome measure “complete patient clearance” were considered and included. For PDT, only studies with LED lamps were included. Although this study was a meta-analysis of placebo-controlled trials, rather than a head-to-head comparison of treatments, we believe this data shows significant support for Ameluz PDT as the best available treatment option for mild to moderate actinic keratosis of the face and scalp.

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

In addition, based on our experience in the fiscal year ended December 31, 2018, we believe that the recent extension of our indications in the EU for Ameluz® to include daylight photodynamic therapy has allowed Ameluz® to better compete with Metvix® and Luxerm® and with other topical prescription drugs, which are widely used in Europe, leading to significantly improved revenue in Germany and other EU countries in the fiscal year ended December 31, 2018.

Competition in the U.S.

In the U.S., we believe dermatologists have favored cryotherapy to treat actinic keratosis because of a favorable reimbursement regime; however, we believe that the photodynamic therapy market in the U.S. for actinic keratosis treatment has been growing in recent years. In addition, we believe that there is treatment guideline pressure towards field-directed therapy (as opposed to single lesion therapy), which may also help support sales of photodynamic therapy treatments.

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

In addition, in August 2017, we agreed with the FDA on the requirements for the potential approval of our application to extend Ameluz® PDT for the treatment of superficial basal cell carcinoma in the U.S. Under the agreed plan with FDA, our application could be based on a single additional Phase III pivotal trial to be conducted in the U.S., in which Ameluz® PDT will be compared to placebo PDT. FDA requested a combined read-out of clinical and histological clearance. The trial started in September 2018. Clinical trial results are expected in the first half of 2020, and we anticipate submission of our approval supplement to the FDA during the second half of 2020. If the FDA approves this application, we believe this will further enhance our competitive advantage in the U.S.

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

We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, cosmetic outcome, convenience of administration and delivery, price and the availability of reimbursement from government and other third-party payors. We also expect to face competition in our efforts to identify appropriate collaborators or partners to help commercialize our product candidates in our target commercial markets. New drugs or future developments in photodynamic therapy, laser products or other drug technologies may provide therapeutic or cost advantages for competitive products. No assurance can be given that developments by other parties will not render our existing products or product candidates uncompetitive or obsolete.

Commercial Partners and Agreements

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a major shareholder of our company. The term of our agreement with Maruho initially expired on December 31, 2017 and was extended to March 31, 2018. On March 19, 2019, we signed an agreement with Maruho to continue the expired research cooperation and a non-binding term sheet with Maruho with respect to a potential cooperation agreement regarding research and development of further indications for Ameluz® for the treatment of acne. We continue to negotiate with Maruho regarding certain details relating to this next phase of our collaboration. For more information, see “Business — Our Research and Development Plans — Our Development Collaboration with Maruho.

We have a license and supply agreement with Desitin Arzneimittel GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Denmark, Sweden, and Norway; and we have a license and supply agreement with Pelpharma Handels GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Austria.

In July 2015, we terminated a marketing collaboration agreement with Spirit Healthcare Limited to market Ameluz® in the UK and Ireland, and in April 2018 we commenced our own sales activities in the UK.

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

We have a license and supply agreement with Louis Widmer SA in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Switzerland and Liechtenstein. We have a license and supply agreement with Perrigo Israel Agencies Ltd. in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Israel, the West Bank and the Gaza Strip. In these regions, the licensees were required to obtain independent regulatory approvals in collaboration with Biofrontera. In Switzerland, the regulatory approvals for Ameluz® for actinic keratosis and reimbursement were issued in December 2015 and commercial launch commenced in the beginning of 2016. In September 2018, Ameluz® was approved in Switzerland for the treatment of superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome. In Israel, regulatory approval for Ameluz® was granted by the Israeli health agency in April 2016, reimbursement for treatment with Ameluz® of immunosuppressed patients was subsequently granted. We commenced sales in Israel in August 2017.

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

We rely on two suppliers to obtain 5-aminolevulinic acid (5-ALA), the active pharmaceutical ingredient contained in Ameluz®. Hapila GmbH (“Hapila”), located in Germany, manufactures 5-ALA directly for us. Midas Pharma GmbH (“Midas”), located in Germany, relied on two sub-contractors, located in India and Italy, to manufacture the 5-ALA that it supplies to us. The sub-contractor in India has been removed from the list of registered manufacturers for 5-ALA in 2018, after this company went out of business. 5-ALA provided by Hapila is approved for use in Ameluz® in the EU, Switzerland and Israel. 5-ALA provided by Midas is approved for use in the U.S. and the EU. Pursuant to our contracts with Hapila and Midas, those entities supply, upon request by us, the volumes of 5-ALA that we require according to pre-agreed specifications. Our contract with Hapila has an initial term through May 2020. Thereafter, the contract with Hapila automatically renews for one-year periods, unless it is terminated by us upon 6 months’ prior notice. Our contract with Midas has an initial term through December 2021. Thereafter, the contract with Midas automatically renews for one-year periods, unless it is terminated by either party by notice to the other party given 6 months prior to the end of the initial contract term or renewal period, as applicable.

Facilities

Our global corporate headquarters is located in Leverkusen, Germany. We lease approximately 37,000 square feet at this facility, in which we house our corporate offices and the manufacturing facility for BF-RhodoLED® under an operating lease expiring on June 15, 2019. This lease extends automatically on December 31 of each year thereafter for one additional year unless terminated by either party upon twelve months’ prior notice. Our U.S. headquarters is located in Wakefield, Massachusetts. We lease approximately 5,300 square feet at this facility, in which we house our U.S. corporate offices under a sub-lease agreement expiring on June 15, 2019. We have entered into a new lease agreement effective June 1, 2019 according to which we will move our U.S. corporate office to new office facilities in Woburn, Massachusetts. The new office space will comprise approximately 10,372 square feet. The lease agreement has an initial term until September 2025.

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

In the European Economic Area, or EEA (which is comprised of the 27 Member States of the European Union plus Iceland, Liechtenstein and Norway), for example, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

●	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the EMA Committee for Medicinal Products for Human Use (CHMP), and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union. We received Community MA for Ameluz® in November 2011.

●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA (the Reference Member State), this National MA can be recognized in other Member States (the Concerned Member States) through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State. The competent authority of the Reference Member State prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the Concerned Member States for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the Reference Member State, the product is subsequently granted a national MA in all the Member States (i.e., in the Reference Member State and the Concerned Member States). If one or more Concerned Member State raises objections based on a potential serious risk to public health, the application is referred to the Coordination group for mutual recognition and decentralized procedure for human medicinal products (the CMDh), which is composed of representatives of the EEA Member States. If a consensus cannot be reached within the CMDh the matter is referred for arbitration to the CHMP, which can reach a final decision binding on all EEA Member States. A similar process applies to disputes between the Reference Member State and the Concerned Member States in the Mutual Recognition Procedure.

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

In October 2015, the European Commission adopted regulations providing detailed rules for the safety features appearing on the packaging of medicinal products for human use. This legislation, part of the Falsified Medicines Directive, or FMD, is intended to prevent counterfeit medicines entering into the supply chain and will allow wholesale distributors and others who supply medicines to the public to verify the authenticity of the medicine at the level of the individual pack. The safety features comprise a unique identifier and a tamper-evident seal on the outer packaging, which are to be applied to certain categories of medicines. FMD became effective as of February 2019. We have implemented all necessary safety measures defined in the FMD.

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

Fraud and Abuse Laws

We will also be subject to several healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business for our existing and future products. The laws that may affect our ability to operate include:

●	the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

●	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	federal Civil Monetary Penalties Law that prohibits various forms of fraud and abuse involving the Medicare and Medicaid programs;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers;

●	for Europe, directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the European Union governing the advertising and promotion of medical devices; and

●	in Germany the advertising and promotion of our products can be subject to restrictions provided by the German Act Against Unfair Competition protecting against commercial practices which unacceptably harass a market participants.

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

In Europe and Germany, we may be subject to strict data protection regulations, in particular with regard to health data of individuals, which are categorized as “special categories of personal data” pursuant to Section 22 subsection 1c German Federal Data Protection Act (Bundesdatenschutzgesetz). “Personal data” refers to any information relating to an identified or identifiable natural person (data subject); an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity. The special categories of data such as health data may only be processed if (i) it is necessary in order to exercise the rights conferred by the law on social security and social protection and to comply with the obligations thereunder, or (ii) necessary for preventive health care purposes, for the assessment of the employee’s ability to work, for medical diagnosis, for health or social care or for the management of health and social care systems and services, or pursuant to a contract concluded by the data subject with a health-care professional, and processed by, or under the responsibility of, medical staff or other persons subject to an equivalent obligation of confidentiality, or (iii) it is necessary for reasons of public interest in the field of public health, such as protection against serious cross-border health threats or to ensure high standards of quality and safety in health care and in medicinal products and medical devices; the professional and criminal law requirements for maintaining professional secrecy must be complied with. Therefore, we may be subject to and our marketing activities may be limited by the regulations regarding the data protection of individuals (e.g., according to the Regulation (EU) 2016/679 (General Data Protection Regulation), the Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data as well as to the German Federal Data Protection Act 2018). These regulations could also restrict the transfer of data from Germany/Europe to the U.S. The general transfer of personal data outside of Europe is prohibited according to Section 3 subsection 5 article 78 German Federal Data Protection Act (implementing Art. 44 GDPR) if the data importer cannot guarantee an appropriate standard of data protection. A transfer of personal data to a non-EU member state (third country) is allowed only if the third country guarantees a reasonable standard of protection. Currently the U.S. is not generally considered to be a country with an appropriate level of data protection, only if the data recipient is privacy shield certified data may be transferred from the EU to the United States without concluding further contractual arrangements. This means that, if the data recipient in the United Statesis not privacy shield certified, further contractual arrangements have to be adopted to permit the international transfer of personal data to the U.S.

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

Our principal product is Ameluz®, which is a prescription drug approved for use in combination with photodynamic therapy, or PDT, which we sometimes refer to as Ameluz® PDT. We are currently selling Ameluz® in the U.S., in 9 countries in Europe and in Israel. In Germany, Spain, the UK, and the U.S., we distribute and sell our products through our own sales force. We have agreements with partners to sell Ameluz® and the BF-RhodoLED® lamp in other European countries and in Israel. We manufacture Ameluz® for worldwide sales using a third-party contract manufacturer in Switzerland. We assemble our BF-RhodoLED® lamp at our corporate headquarters in Leverkusen, Germany.

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

On March 25, 2019, we announced that we, through our subsidiary Biofrontera Newderm LLC, acquired Cutanea Life Sciences, Inc. from Maruho, our major shareholder that holds approximately 20% of our outstanding ordinary shares. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). The operating results of Cutanea are not included in this annual report or in our consolidated financial statements included herein. Unless otherwise noted, the following discussion and analysis of our results of operations and our liquidity and capital resources focuses on our existing operations exclusive of the impact of the acquisition of Cutanea. Any forward-looking statements contained herein do not take into account the impact of this acquisition.

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016 was €8.9 million, €16.1 and €10.6 million, respectively. As of December 31, 2018, we had an accumulated deficit of €145.4 million. Our ability to become profitable depends on our ability to further commercialize Ameluz® and control costs, including general administrative costs incurred in connection with litigation. Even if we are successful in increasing our product sales, we may never achieve or sustain profitability. We anticipate substantially increasing our sales and marketing expense as we attempt to exploit the recent regulatory approvals we have received to market Ameluz® in the U.S. and the EU. There can be no assurance that our sales and marketing efforts will generate sufficient sales to allow us to become profitable. Moreover, due to the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

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

Components of Our Results of Operations

Revenue

We generate revenue through the sale of our products Ameluz®, BF-RhodoLED® and Belixos® (our cosmetic skin care product). Following our acquisition of Cutanea in March 2019, we expect to generate revenue in the future through sales of AKTIPAK® and XepiTM.

In Germany, Spain, the UK and the U.S., we distribute and sell Ameluz® through our own sales force and recognize revenue upon shipment to our customers, such as wholesalers or hospitals or physicians. We have entered into license and distribution agreements with a variety of partners in other European countries and Israel. According to these agreements, we produce our products and sell them to our distribution or commercial partners at a transfer price, which is a defined percentage of the estimated final sales price in the respective country or territory. Such percentages range from 35% to 55%. Since production of Ameluz® is specific for most countries, we typically produce larger lots for our distribution or commercial partners and ship and invoice them. Our distribution or commercial partners hold inventory and subsequently sell stock over time in their applicable country or territory. We recognize revenue upon shipment to such partners. Upon signing of our license and supply agreements, we also typically receive one-time payments from our distribution partners.

Accordingly, the primary factors that determine our revenue derived from our products are:

●	the level of orders generated by our sales force in the U.S. and Germany;

●	the level of orders from our commercial partners

●	the level of prescriptions and institutional demand for our products; and

●	unit sales prices.

In the past, we also generated revenue from development projects entered into with Maruho under a collaboration and partnership agreement we entered into with Maruho pursuant to which Maruho bore all costs in connection with development work for product candidates, which work was be carried out either by our personnel or by subcontractors that we selected. We generated revenue of €0.1 million from this agreement in the fiscal year ended December 31, 2018, of €1.4 million in the fiscal year ended December 31, 2017 and revenue of €1.2 million in the fiscal year ended December 31, 2016. This agreement with Maruho expired in March 2018.

Revenue from the sales of our BF-RhodoLED® photodynamic therapy lamp, which we mainly use our lamp to support sales of Ameluz®, and Belixos®, our over-the-counter line of skin care cosmetics products, are relatively insignificant compared with the revenues generated through our sales of Ameluz®.

Between 2017 and 2018, revenue in Germany increased by 24% due to higher volume of sales, revenue in other European countries increased by 69%, driven primarily by higher volumes of sales in Spain and Austria. In the U.S. during such period, revenue increased by 136%, driven by significantly larger volumes sold to customers in the fiscal year ended December 31, 2018.

We expect our revenue from sales in the U.S. to continue to increase as we further expand our commercialization efforts in that country. In addition, in August 2018, we were awarded a five-year contract with the U.S. Department of Veterans Affairs (VA) for the sale of Ameluz® in combination with our BF-RhodoLED® photodynamic therapy lamp. While the initial contract value of approximately €401,000 is based on certain sales estimates, there is no limit on the volume of Ameluz® to be sold to each facility. Under the contract, the price per tube of Ameluz® is approximately 24.5% less than our reported price as it is subject to a federal ceiling price. We expect that this contract will contribute moderately to revenue growth in the U.S. over the life of the contract.

In addition, in March 2018 we received approval from the European Commission for label extension for the treatment of mild to moderate actinic keratoses on the face and scalp using Ameluz® in combination with daylight photodynamic therapy. During 2018, this approval enabled us to compete more effectively in Europe, driving higher revenues in that region, a trend we believe will continue in the near term.

Because traditional photodynamic therapy treatments using a lamp are performed more frequently during the winter, our revenue has historically been higher during the first and fourth quarters than during the second and third quarters. However, daylight photodynamic therapy is more frequently performed during the summer (and often cannot be performed during the winter). For this reason, we believe that our recent approval from the European Commission for daylight photodynamic therapy (as described above) may have the effect of smoothing our revenue throughout the year.

The following table provides a breakdown of revenue for the past three fiscal years:

	Fiscal Year ended December 31,
	2018	2017	2016
	€	€	€
Germany	3,307	2,673	2,515
United States	14,894	6,312	1,153
Other International revenues	2,737	1,617	1,247
One time license payments	40	-	40
Development Projects	129	1,423	1,177
Total Revenue	21,107	12.025	6,132

Cost of Goods Sold

Our cost of goods sold is comprised of all direct manufacturing expenses for our products, including any expenses associated with manufacturing and logistics, such as packaging, freight or transportation costs. We further include any costs associated with changes or upgrades in the manufacturing processes at our third-party manufacturers which had to be paid by us to fulfill certain obligations requested by the EMA or FDA. All overhead costs associated with manufacturing are also included in our costs of goods sold.

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

Research and development costs totaled €4.4 million, €4.2 million and €4.6 million for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively.

The following table summarizes the costs of significant projects and reconciling items to arrive at total research and development expenses for the periods shown (in thousands of euros):

	Fiscal Year ended December 31,
	2018	2017	2016
	€	€	€
Clinical studies (external expenses)	1,278	1,363	1,356
FDA and EMA fees	448	741	932
Other expenses	2,702	2,121	2,352
Total Research and development expenses	4,428	4,225	4,640

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

In 2017 and 2018, we significantly increased our sales costs with the continued commercialization of our products, in particular, to establish and build, after obtaining FDA approval in 2016, a marketing and sales organization in the U.S. in connection with the launch of commercial sales in the U.S. of Ameluz® and our BF-RhodoLED® lamp. The increase in sales costs related primarily to the hiring of new sales professionals in the U.S. As our presence becomes more established in the U.S., we plan to leverage our sales professionals and will seek to generate more revenue per person so that revenues related to efforts from these salespersons exceed their cost. In the near term, we expect our sales costs to increase as we expand our commercialization efforts in the U.S.

We incurred sales costs of €17.7 million, €16.9 million and €8.8 million for the fiscal years ended December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, investor relations, information technology and human resources. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, investor relations, travel, insurance premiums and depreciation. During the fiscal year ended December 31, 2018, we increased our general and administrative expenses significantly due to legal expenses incurred in connection with lawsuits by and against one of our principal competitors in the U.S., DUSA . We expect our general and administrative expenses to remain elevated during the fiscal year ending December 31, 2019.

We incurred general and administrative expenses of €12.9 million, €3.1 million and €2.9 million for the fiscal years ended December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

Stock Compensation

We grant stock options to members of our management board, senior management, and employees. We recognize compensation expense as a charge to operations over the relevant vesting period of the options, which generally is four years.

The aggregate estimated fair value for options issued during the fiscal year ended December 31, 2018 was approximately €2.1 million as compared to €1.8 million in the fiscal year ended December 31, 2017, which is being recognized over the vesting periods. Total compensation expense recorded related to options during the fiscal year ended December 31, 2018, was approximately €0.3 million. From inception through the fiscal year ended December 31, 2018, we have incurred cumulative compensation expense related to stock options of approximately €0.9 million.

Finance Expense

Finance expense consists of interest income and interest expense, and foreign exchange gains (losses). Interest income consists of interest earned on our cash and cash equivalents. The interest expenses were the result of interest payments on our two series of warrant bonds outstanding during 2016 and 2017, and of the compounding of interest on those two series of warrant bonds, using the effective interest method. Interest expenses in the fiscal years ended December 31, 2017 and December 31, 2018, further included interest for the loan under the EIB credit facility and convertible bonds, calculated by using the effective interest method. We incurred finance expense of €1.8 million, €1.1 million and €1.2 million in the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively.

Other Income and Expenses

Other income and expense is comprised of currency gains and losses from consolidating an intercompany U.S. dollar loan by Biofrontera AG to its wholly-owned U.S. subsidiary Biofrontera Inc. for 2018, 2017 and 2016. Additionally, in 2016, we also recorded the reimbursement of the application fee we had paid to the FDA in 2015 upon submission of our New Drug Application under the U.S. Prescription Drug User Fee Act, or PDUFA fee, in other income.

Income Taxes

As a result of the net losses we have incurred in each fiscal year since inception, we have recorded no provision for income taxes during such periods. At December 31, 2018, we had net operating loss carry-forwards for German corporation and trade tax purposes of €145.4 million. Deferred tax assets are generally determined on the basis of the existing income tax rates in Germany. As a result of the German Company Tax Reform Act 2008, the corporation tax rate is set at 15%. When a solidarity surcharge of 5.5% is included, this results in a combined tax rate of 15.8%.

In addition to the corporate tax rate, our company is also subject to a local business tax rate of 16.6%. As the business taxes are not deductible as an operating expense, the resulting tax rate is 32.5%.

Loss carry forwards have an unlimited carry forward period under current German law.

We are also subject to corporate taxation in the United States.

We are entitled under U.S. laws to carry forward any losses incurred from tax years ending on or before December 31, 2018 for a period of twenty years and can offset our losses carried forward against future taxes. As of December 31, 2018, we had tax loss carryforwards in the U.S. totaling €16.4 million.

The effective tax rate in the United States was 25% in 2018.

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

Due to the lack of predictability regarding future taxable profits, the existing deferred tax assets deriving, as a matter of principle, from loss carryforwards and tax-deductible differences were generally not recognized on the balance sheet, in accordance with IAS 12.34. On our balance sheet as of December 31, 2018, however, we capitalized deferred tax assets of €10.4 million as our wholly-owned subsidiary Biofrontera Pharma GmbH had become profitable and is expected to remain profitable such that we will be able to set off respective loss carry-forwards against future profits in accordance with German tax acts.

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

Based on certain assumptions relating to our operations (which assumptions may prove incorrect) and our internal models, we believe that, with respect to the fiscal year ended December 31, 2018, an average 10% appreciation of the U.S. dollar against the euro would have resulted in an increase of approximately €3.9 million in our net income for such period, whereas we believe that an average 10% depreciation of the U.S. dollar against the euro would have resulted in a decrease of approximately €3.2 million in our net income during such period.

Our holding company Biofrontera AG has provided to our wholly-owned U.S. subsidiary Biofrontera Inc. an inter-company loan to provide financial funds for our U.S. operations. The loan is denominated in U.S. dollars and interest bearing. Any fluctuation of the exchange rate between the euro and the US dollar will have an impact on our consolidated profit and loss statement.

Our product Ameluz® is manufactured by a third-party contract manufacturer in Switzerland. Any invoices by such manufacturer are denominated in Swiss Francs. As our sales and revenue increase, we expect to increase the manufacturing purchases from our Swiss manufacturer and could, therefore, be increasingly subject to currency exchange effects from these Swiss Franc denominated transactions with our Swiss manufacturer.

Comparison of Fiscal Years Ended December 31, 2018 and December 31, 2017

Total revenue

Total Revenue
	Fiscal Year ended December 31,		Increase (decrease)
	2018	2017	Amount	Percentage
	€ thousands (except percentages)
Germany	3,307	2,673	634	24%
United States	14,894	6,312	8,582	136%
Other International Revenues	2,737	1,617	1,120	69%
One Time License Payments	40	-	40	n/a
Maruho Development Project	129	1,423	(1,294)	(91)%
Total Revenue	21,107	12,025	9,082	76%

Revenue for the fiscal year ended December 31, 2018 increased by approximately 76%, to €21.1 million, from €12.0 million for the fiscal year ended December 31, 2017.

During the fiscal year ended December 31, 2018, we recorded €3.3 million of revenue in Germany, which represents an increase of €634 thousand or 24% compared to the fiscal year ended December 31, 2017. This increase was mainly due to increased adoption of Ameluz®—in particular in combination with daylight PDT—by dermatologists in Germany. During the fiscal year ended December 31, 2018, we regained significant market share in Germany that we had lost during the fiscal year ended December 31, 2017. We expect our revenue to grow in Germany because in Germany Ameluz®, when used in combination with daylight PDT, is eligible for reimbursement for all patients with public health insurance, which was not previously the case.

During the fiscal year ended December 31, 2018, we recorded revenue of €2.7 million from the sale of products in other European countries, either to our distribution partners or from our own sales in countries other than Germany. This represents an increase of €1.1 million or 69%. In Spain, too, the approval of daylight-PDT has led to reimbursement significant growth. After an approval and reimbursement process lasting almost 18 months, the Spanish authorities in July 2018 granted reimbursement approval to market Ameluz® for basal cell carcinoma (BCC) (we have been able to do this in Germany since the beginning of 2017). However, we had to accept a 27% reduction in our sales price in Spain as of July 1, 2018. We plan to compensate for this margin decrease by seeking to increase sales and believe that we will be able to do so with our very efficient sales team.

During the fiscal year ended December 31, 2018, we recorded €14.9 million revenue in the U.S. Revenue in the U.S. in the fiscal year ended December 31, 2018 increased significantly by €8.6 million or 136% as compared to the fiscal year ended December 31, 2017 and, as a result, the U.S. now represents the largest regional market for us. This increase in revenue was driven primarily by the activities of our sales force, the size of which increased compared to the fiscal year ended December 31, 2017, as well as by significant improvement in the reimbursement of medical expenses through the implementation of our product-specific J-code (which made reimbursement for Ameluz® through Medicare more efficient for doctors) in January 2018 as well as revised CPT-codes, both of which led to a consistent increase in sales to U.S. customers.

Revenue from the development projects with Maruho was €129 thousand during the fiscal year ended December 31, 2018, which represents a decrease of € 1.3 million or 91% compared to the fiscal year ended December 31, 2017.

We had €40 thousand in license income in the fiscal year ended December 31, 2018. We did not record any license income during the fiscal year ended December 31, 2017.

Cost of sales

Cost of Sales
	Fiscal Year ended December 31,		Increase (decrease)
	2018	2017	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(4,451)	(1,715)	(2,736)	160%

Cost of sales was €4.5 million for the fiscal year ended December 31, 2018, compared to €1.7 million for the fiscal year ended December 31, 2017, an increase in costs of €2.7 million. This increase resulted primarily from a higher volume of products sold during the period. In addition, we incurred one-time increased manufacturing expenses in connection with the production of larger lot sizes of our drug Ameluz®, which are not expected to occur again in 2019.

Research and development expenses

Research and Development Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2018	2017	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	(1,278)	(1,363)	85	(6)%
FDA and EMA Fees	(448)	(741)	293	(40)%
Other research and development expenses	(2,702)	(2,121)	(580)	27%
Total research & development expenses	(4,428)	(4,225)	(203)	5%

Research and development expenses were €4.4 million for the fiscal year ended December 31, 2018, compared to €4.2 million for the fiscal year ended December 31, 2017, an increase in expenses of €203 thousand, or 5%.

Research and development expenses incurred in 2018 and 2017 were related to our clinical and drug and medical device development programs as well as expenses associated with maintaining the European and the U.S. approval dossier, preparing regulatory documentation and filing with regulatory authorities, in particular with the FDA in the U.S. and the EMA in Europe for Ameluz® and our BF-RhodoLED® lamp. A small portion of our expenses were associated with filing and maintaining our patents and other intellectual property rights.

Sales costs

Sales Costs
	Fiscal Year ended December 31,		Increase (decrease)
	2018	2017	Amount	Percentage
	€ thousands (except percentages)
Personnel expenses	(11,493)	(9,951)	(1542)	15%
Trade shows and marketing material	(1,870)	(1,304)	(566)	43%
Logistics and other	(4,381)	(5,667)	1,286	(23)%
Total sales costs	(17,744)	(16,922)	(822)	5%

Sales costs were €17.7 million for the fiscal year ended December 31, 2018, compared with €16.9 million for the fiscal year ended December 31, 2017, an increase in costs of €822 thousand, or 5%.

Sales costs include salaries and other benefits for our sales and marketing teams in the U.S., in Germany and in Spain, costs for marketing material such as flyers and promotional materials distributed to physicians, and costs for marketing events such as symposia and scientific meetings. During the fiscal year ended December 31, 2018, we continued to invest in building a sales and marketing infrastructure in the U.S., hiring qualified personnel and incurred expenses for marketing activities in the U.S.. The increase in sales costs was mainly due to these investments in the U.S., which we expect to continue to incur. However, during the fiscal year ended December 31, 2018, our sales costs represented a much lower percentage of revenue than during the fiscal year ended December 31, 2017, indicating that our sales personnel generated more revenue per person. We expect this trend to continue in the near term.

General and administrative expenses

General and Administrative Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2018	2017	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(12,963)	(3,097)	(9,866)	319%

General and administrative expenses increased by 319%, to €13.0 million for the fiscal year ended December 31, 2018, compared to €3.1 million for the fiscal year ended December 31, 2017. This increase in expenses was mainly due to an increase of infrastructure and personnel costs as we grew our organization in the U.S. as well as significantly higher legal fees, in the amount of $6.2 million in the fiscal year ended December 31, 2018 ($0.2 million in the fiscal year ended December 31, 2017), relating to lawsuits brought against us by, and by us against, a competitor and against us by, and by us against a shareholder (See “Item 8—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information). These legal costs include an accrual of €3.2 million for legal fees which we expect to be incurred in connection with these lawsuits until the cases are resolved.

Interest income and expense

Interest Income and Expense
	Fiscal Year ended December 31,		Increase (decrease)
	2018	2017	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(1,784)	(1,133)	651	58%
Interest Income	25	38	(13)	(36)%

Interest income was €25 thousand during the fiscal year ended December 31, 2018, compared with €38 thousand during the fiscal year ended December 31, 2017.

The interest expense in the fiscal years ended December 31, 2018 and December 31, 2017 was €1.8 million and €1.1 million, respectively. Interest expense consists primarily of interest due on the loan received under the EIB credit facility (€1.6 million in the fiscal year ended December 31, 2018, and €0.5 million in the fiscal year ended December 31, 2017) and further includes interest payable for our convertible bonds 2016/2021 and 2017/2022 issued in 2016/2017 (€0.2 million in the fiscal year ended December 31, 2018, and €0.2 million in the fiscal year ended December 31, 2017), calculated using the effective interest method. In December 31, 2017, for our 2009/2017 warrant bonds issued in 2009, or Warrant Bond I, we incurred €0.3 million of interest payable. The Warrant Bond I was repaid in 2017 and therefore did not incur any interest expense in 2018.

Other income and (expense), net

Other Income and (Expense), Net
	Fiscal Year ended December 31,		Increase (decrease)
	2018	2017	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	969	(1,073)	2,042	190%

Other income (expense), net was € 1.0 million for the fiscal year ended December 31, 2018, compared with €(1.1) million for the fiscal year ended December 31, 2017. These are mainly attributable to changes in exchange rates related to the intercompany U.S. dollar loan made by Biofrontera AG to its wholly owned U.S. subsidiary Biofrontera Inc. We expect our exposure to increases and decreases in the U.S. dollar-euro exchange rate to increase as our operations in the U.S. continue to expand.

Comparison of Fiscal Years Ended December 31, 2017 and December 31, 2016

Total revenue

Total Revenue
	Fiscal Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Germany	2,673	2,515	158	6%
United States	6,312	1,153	5,159	447%
Other International Revenues	1,617	1,247	370	30%
One Time License Payments	-	40	(40)	(100)%
Maruho Development Project	1,423	1,177	246	21%
Total Revenue	12,025	6,132	5,893	96%

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

Cost of sales

Cost of Sales
	Fiscal Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(1,715)	(1,652)	(63)	4%

Cost of sales was €1.7 million for the fiscal year ended December 31, 2017, compared to €1.7 million for the fiscal year ended December 31, 2016, an increase of €63 thousand. This increase resulted primarily from a higher volume of products sold during the period. This is primarily due to the fact that a higher portion of our revenue in the fiscal year ended December 31, 2017 was earned through sales made by our proprietary sales force, rather than through our license partners. In addition, we incurred manufacturing expenses in connection with our FDA approval process in 2016 and did not incur similar expenses in 2017.

Research and development expenses

Research and Development Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	(1,363)	(1,356)	(7)	1%
FDA and EMA Fees	(741)	(932)	191	(21)%
Other research and development expenses	(2,121)	(2,352)	231	(10)%
Total research & development expenses	(4,225)	(4,640)	415	(9)%

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

Sales costs

Sales Costs
	Fiscal Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Personnel expenses	(9,951)	(5,063)	(4,888)	97%
Trade shows and marketing material	(1,304)	(566)	(738)	130%
Logistics and other	(5,667)	(3,134)	(2,533)	81%
Total sales costs	(16,922)	(8,763)	(8,159)	93%

Sales costs were €16.9 million for the fiscal year ended December 31, 2017, compared with €8.8 million for the fiscal year ended December 31, 2016, an increase of €8.2 million, or 93%.

Sales costs include salaries and other benefits for our sales and marketing teams in the U.S., in Germany and in Spain, costs for marketing material such as flyers and promotional materials distributed to physicians, and costs for marketing events such as symposia and scientific meetings. During the fiscal year ended December 31, 2017, we invested in building a sales and marketing infrastructure in the U.S., hiring qualified personnel and incurred expenses for marketing activities in the U.S. following the approval by the FDA and commercial launch. The increase in sales costs was mainly due to these investments in the U.S.

General and administrative expenses

General and Administrative Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(3,097)	(2,853)	(244)	9%

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

Interest income and expense

Interest Income and Expense
	Fiscal Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(1,133)	(1,207)	74	(6)%
Interest Income	38	3	35	1169%

Interest income was €38 thousand during the fiscal year ended December 31, 2017, compared with €3 thousand during the fiscal year ended December 31, 2016.

The interest expense in the fiscal years ended December 31, 2017 and December 31, 2016 was €1.1 million and €1.2 million, respectively. Interest expense consists primarily of interest payable for our 2009/2017 warrant bonds issued in 2009, or Warrant Bond I (€0.3 million in the fiscal year ended December 31, 2017, and €0.5 million in fiscal year ended December 31, 2016) and for our convertible bonds 2016/2021 and 2017/2022 issued in 2016/2017 (€0.2 million in the fiscal year ended December 31, 2017, and €0 in the fiscal year ended December 31, 2016), calculated using the effective interest method. It further includes interest due on the loan received under the EIB credit facility (€0.5 million in the fiscal year ended December 31, 2017 and €0 in the fiscal year ended December 31, 2016). In addition, interest expense in the fiscal year ended December 31, 2016 included €0.7 million related to the 2011/2016 warrant bonds issued in 2011, or Warrant Bond II (€0 in the fiscal year ended December 31, 2017).

Other income and (expense), net

Other Income and (Expense), Net
	Fiscal Year ended December 31,		Increase (decrease)
	2017	2016	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	(1,073)	2,404	(3,477)	(145)%

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

Liquidity and Capital Resources

We devote a substantial portion of our cash resources to research and development and sales, general and administrative activities primarily related to the commercialization of our products, Ameluz® and BF-RhodoLED® lamp. We have financed our operations primarily with the proceeds of the issuance and sale of equity securities, warrant bonds and convertible bonds and, since May 2017, with proceeds from the EIB credit facility, and supply revenue and licensing income from some of our distribution partners. To date, we have generated supply revenue from direct sales in the U.S., Germany, Spain and the UK as well as from sales to distribution partners in some European countries and Israel.

Our management board regularly reviews the equity ratio of Biofrontera AG as a standalone entity as well as on a consolidated basis with its subsidiaries. Management seeks to ensure an appropriate equity base, within the framework of expectations of the capital markets, and creditworthiness with respect to national and international business partners. Our management board seeks to ensure that all companies within our group have sufficient equity and debt funding at their disposal.

We have incurred losses and generated negative cash flows from operations since inception. As of December 31, 2018, we had an accumulated deficit of €145.4 million. As of December 31, 2018, we had cash and cash equivalents of €19.5 million. In May 2017, we entered into the EIB credit facility under which EIB agreed to provide us with loans of up to €20 million in the aggregate. In 2017, we borrowed €10 million under the EIB credit facility, all of which remains outstanding as of the date of this annual report. In February 2019, we have borrowed another €5.0 million from this credit facility after the conditions had been met. We cannot borrow the remaining €5.0 million from this credit facility until we achieve revenue of €35.0 million on a rolling basis. See “Description of Our Principal Financing Documents — European Investment Bank Loan Commitment and Security Agreements” below.

In February 2018, we listed ADS on The NASDAQ Capital Market. In connection with that listing we generated net proceeds of approximately €21.6 million from a rights offering of ordinary shares in Germany and our initial public offering of ADSs in the U.S.

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented:

		Fiscal Year ended December 31,
	2018	2017	2016
	€ thousands
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(13,434)	(13,119)	(10,259)
Investing activities	(511)	(375)	(455)
Financing activities	22,274	9,451	21,881
Net increase (decrease) in cash and cash equivalents	8,329	(4,043)	11,167

Operating Activities

For the fiscal years ended December 31, 2018 December 31, 2017 and December 31, 2016, our net cash used in operating activities was €13.4 million, €13.1 million and €10.3 million, respectively. The increase in net cash used in operating activities in the fiscal year ended December 31, 2018 was driven primarily by our loss for the period, which was driven primarily by increased general and administrative costs and cost of sales, partially offset by increased revenue.

Investing Activities

For the fiscal year ended December 31, 2018, our net cash used in investing activities was €0.5 million, compared to cash used in investing activities of €0.4 million thousand for the fiscal year ended December 31, 2017 and cash used in investing activities of €0.5 million in the fiscal year ended December 31, 2016. The net cash used in investing activities in the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016 was primarily for the purchases of tangible and intangible assets.

Financing Activities

Our net cash provided by financing activities was €22.3 million for the fiscal year ended December 31, 2018 compared to €9.5 million for the fiscal year ended December 31, 2017 and €21.9 million in the fiscal year ended December 31, 2016. The cash provided by financing activities in the fiscal year ended December 31, 2018 was primarily due to the net proceeds generated from our rights offering of common shares in Germany and our initial public offering of ADSs in the U.S. in February 2018. The cash provided by financing activities in the fiscal year ended December 31, 2017 was primarily due to the issuance of a convertible bond in the amount of €5.0 million, the repayment of our 2009/17 warrant bond in the aggregate amount of €3.6 million, including accumulated interest and the drawdown of the first tranche of €10.0 million drawn from the loan under our EIB credit facility. The cash provided by financing activities for the fiscal year ended December 31, 2016 was primarily the result of the issuance of shares in our rights offering as well as the issuance of convertible bonds, providing net proceeds of €29.0 million.

Future Capital Requirements

We believe that our existing cash and cash equivalents, together with revenue from product sales and future milestone or license payments, will be sufficient to enable us to fund our operating expenses and to advance our commercialization strategy in the U.S. for the next 12 months. We cannot guarantee that after such period we will not require additional public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives to meet our working capital requirements and to fund the continuing commercialization of our existing products and the launch of any new products in the U.S., the EU or other jurisdictions. Our existing financing arrangements place important restrictions on our ability to raise additional debt. See “Description of Our Principal Financing Documents” below.

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

We expect to continue to incur substantial additional operating losses from significant general and administrative (including relating to litigation), sales, marketing and manufacturing expenses in the U.S. as we seek to expand the commercialization of Ameluz® in the U.S. and undertake further clinical trials and other activities related to extending the approved indications for Ameluz®. In addition, we expect to incur additional expenses to add and improve operational, financial and information systems and personnel, including personnel to support our product commercialization efforts. We also expect to incur significant costs to continue to comply with corporate governance, internal controls and similar requirements applicable to us as a public company in the U.S. and in Germany. We also anticipate to incur significant expenses in connection with lawsuits brought by and against our competitor in the U.S and by and against a shareholder.

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

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13.0 million payment that we must make on July 7, 2022 and a minimum payment of €6.5 million which we must make on February 4, 2024. To the extent that our capital resources are insufficient to meet our future operating and capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. We have no committed external sources of funds, other than the EIB credit facility, under which future borrowings are subject to draw conditions, including, the achievement of specified milestones. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing. For example, under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB (subject to certain exceptions).

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

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2018:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	€ thousands
Operating leases	5,445	1,064	1,764	1,422	1,196

Convertible bond 2017/2022	2,595	-	-	2,595	-
Interest	546	156	312	78	-
EIB loan (1)	10,000	-	-	10,000	-
Interest	4,595	405	894	3,296	-
Total	23,181	1,625	2,970	17,391	1,196

(1)In February 2019, we drew another tranche of €5.0 million from the credit facility by the EIB. This tranche must be repaid on February 4, 2024, along with € 1.5 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan, and is not included in the table above.

Our long-term commitments under operating leases shown above consist of payments relating to our facility leases in Leverkusen, Germany, which all expire by 2025 and our facility lease in Wakefield, Massachusetts (See “Facilities”). Operating leases also include contracts for the lease of certain office equipment as well as our obligations under lease contracts for company cars.

Description of Principal Financing Documents

European Investment Bank Loan Commitment and Security Agreements

On May 19, 2017, we entered into a Finance Contract with EIB, which we sometimes refer to as the EIB credit facility, whereby EIB has committed to lend us up to €20.0 million. The loan terms specify that the amounts drawn will be used to finance up to approximately 50% of specified research and development expenses forecast to be made by us between 2017 and 2020. The key terms of the EIB credit facility are as follows:

●	Term and Availability. The EIB credit facility can be drawn in up to four tranches each in a minimum amount of €5.0 million, each of which matures 5 years from the scheduled date of disbursement for the relevant tranche. The final availability date for the EIB credit facility is May 19, 2020.

●	Conditions to disbursement. We had drawn the first €10.0 million of the loan commitment in the form of two €5 million tranches in 2017. In February 2019 we drew another tranche of €5.0 million. We may draw up to an additional €5.0 million (for a total aggregate draw of up to €20.0 million) if we provide evidence satisfactory to EIB that we have reached consolidated revenues of €35.0 million on a 12-month rolling basis and that we have raised at least an additional €5.0 million in equity financing.

●	Use of Proceeds and Co-Funding Requirement. We are required to use proceeds from the EIB credit facility in order to fund post-marketing level clinical trials to produce data for obtaining regulatory clearance in the EU and U.S. for Ameluz® in different indications and treatment modalities, referred to as the “Project”. In addition, we are required to ensure that we have available, and to expend, our own funds to finance approximately 50% of the Project budget (which is approximately €40.0 million in total). This means that, for any given year we may use the EIB credit facility to finance only approximately 50% of costs related to the Project.

●	Interest. There are three components to the interest we pay under the EIB credit facility: quarterly floating interest payments, a deferred interest payment, and a performance participation interest payment. We make floating interest payments each quarter based on a rate per annum equal to EURIBOR plus 4.00%. The deferred interest and the performance participation interest payments are payable in full when the relevant tranche matures (or on any earlier prepayment date). Deferred interest accrues daily on each €5.0 million tranche at a rate of 6.0% per annum. For each €5.0 million tranche, the performance participation interest amount is equal to the product of EIB’s disbursement date notional equity proportion in respect of such tranche multiplied by our market capitalization on the maturity date of such tranche. The disbursement date notional equity proportion in relation to the outstanding €10.0 million tranche of the loan is 0.64% and the disbursement date notional equity proportion in relation to the outstanding €5.0 million tranche of the loan is 0.20%.

●	Restriction on Debt. We are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB. This restriction is subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases.

●	Events of Default. The EIB credit facility contains a number of provisions allowing EIB to accelerate the payment of all or part of amounts outstanding under the EIB credit facility, including customary acceleration provisions for failure to make payments, inaccuracy of representations and warranties, default on other loan obligations (cross-default), illegality or change of law, and events relating to bankruptcy, insolvency and administration. In addition, EIB may accelerate upon any event or change in condition which in the opinion of EIB has a material adverse effect on our business, operations, property, condition (financial or otherwise) or prospects, or on the business, operations, property, condition (financial or otherwise) or prospects of Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH or Biofrontera Inc.

●	Other Covenants. Subject in each case to certain exceptions, the EIB credit facility contains negative covenants and restrictions, including among others: restrictions on the granting of security, on the provision of loans and guarantees, on the disposal of assets and on a change of business. Furthermore, we must retain 100% ownership of Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH and Biofrontera Inc. and 51% ownership of any other subsidiary whose gross revenues, total assets or EBITDA represent 5% or more of our consolidated gross revenues, total assets or EBITDA. The EIB credit facility also contains affirmative covenants, such as the execution of the Project as described in the EIB credit facility agreement, mandatory periodic reporting of financial and other information and the notification upon the occurrence of any event of default.

●	Cancellation Upon Project Cost Reduction. If it is determined that the total principal amount of the loan drawn by us exceeds 50% of the total cost of the Project, EIB may cancel the undisbursed portion of the loan and demand prepayment of the loan up to the amount by which the loan, excluding accrued interest, exceeds 50% of the total cost of the Project.

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

We granted each bondholder the right to convert its bonds, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €3.50 per share from the date of issuance until March 31, 2017; €4.00 per share from April 1, 2017 until December 31, 2018; and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion price was reduced to €4.75 in accordance with section 11 of the bond terms and conditions. As of the date of this annual report, a principal amount of €2.4 million of these convertible bonds has been converted into shares.

For more information on Convertible Bond II, see Note 10 (Financial Liabilities) to our audited consolidated financial statements for the fiscal years ended December 31, 2018.

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

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The consolidated financial statements of Biofrontera for the fiscal year ending December 31, 2018 have been prepared in accordance with the International Financial Reporting Standards, or IFRS, of the International Accounting Standards Board, or IASB, and the interpretations of the International Financial Reporting Standards Interpretations Committee, or IFRS IC, and applicable on the balance sheet date.

The assets and liabilities are recognized and measured in accordance with the IFRS that were required on December 31, 2018.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2018 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of the useful lives of non-current assets and the formation of provisions, as well as income taxes. Estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances. They are continuously reviewed but may vary from the actual values.

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

Revenue Recognition

Our company recognizes as revenue all income from product sales and the granting of licenses. The completed customer contracts contain only one performance obligation each. Our company is entitled to a fixed consideration for the products sold and licenses granted. To the extent that obligations to take back expired goods have been agreed with customers, Biofrontera only recognizes revenue to the extent that it is highly probable that it will be possible to realize this amount, taking into account the proportion of products to be taken back as based on historical experience. The timing and amount of the revenues to be reported in the consolidated income statement are determined by the extent to which Biofrontera transfers control of the products to be supplied or the rights to be granted to the customers.

Most of the revenues are generated by product sales. In accordance with respective local legislation concerning the marketing of pharmaceuticals and medical products, Ameluz® is sold exclusively through pharmaceutical wholesalers or directly to hospitals in Germany, as well as directly to pharmacies and hospitals in other European countries. In the U.S., Ameluz ® is reimbursed as a so-called “buy-and-bill drug” and consequently marketed directly to physicians. Revenue is recognized when the products are delivered to the respective customers. Additionally, in 2018 sales revenue was achieved through passing costs on to Maruho Co. Ltd as part of the development partnership that has been agreed.

In the case of direct sales of BF-RhodoLED®, the delivered products and services on which amounts are owed are settled only after complete installation has taken place. The installation service represents a pure ancillary service, as for legal reasons the lamp may only be used by the customer once it has been installed. In the U.S., some lamps are made available to physicians in return for a fee for an up to six-month evaluation period. A final decision to purchase does not need to be made until the end of this period. The company generated revenues from the monthly fees during the evaluation period, and from the sale of lamps.

Belixos® is distributed in the EU predominantly through Amazon and pharmaceutical wholesalers. Revenue from Amazon sales is recognized after transfer of control and payment by the customer. For sales to pharmaceutical wholesalers, revenue is recognized upon transfer of control. Based on experience, return rights granted with the sale through Amazon are exercised by customers only in very few cases.

Revenues are recognized less revenue-based trade taxes and sales deductions. Expected sales deductions, for example rebates and discounts, are recognized based on estimated values at revenue recognition. Payment terms for Ameluz® include short-term payment terms with a possibility for sales rebates.

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

The fair market value of share options are estimated using the Monte Carlo Simulation valuation model and we use the following methods to determine its underlying assumptions: expected volatilities are based on our calculation of annualized volatilities (based on daily prices and assuming 250 trading days per year) of between 46.00% and 50.59% (depending on the particular tranche of share options) ; the expected term of options granted is based on the assumption that the option holders will exercise their options evenly within the exercise window (years 5 and 6 after the grant date) and have imputed a standardized five-year holding period; the risk-free interest rate of between 0.04% and 0.49% (depending on the particular tranche of share options) is based on the valuation date for a five-year term (spot rate) from the yield curve; and the expected returns are based on applying the capital asset pricing model (CAPM) using the yield curve to first calculate the standard risk-free rate for a perpetual term as applicable on the valuation date. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

Intangible assets under development relate to the further development of BF-RhodoLED®, as this is expected to generate future economic benefits.

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

As a general rule under German law, a shareholder has no direct recourse against the members of the supervisory board or the management board in the event that they are believed to have breached their duty of loyalty and care. Apart from insolvency or other special circumstances, only the company has the right to claim damages from members of either board. We may waive such damages or settle these claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of our share capital does not have their opposition formally noted in the minutes maintained by a German notary.

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

The following description, as far as it relates to our articles of association, is based on the articles of association which were registered in the commercial register on January 30, 2019.

Supervisory Board

Our articles of association establish that our supervisory board shall have six members. Following an application made by us to Cologne Local District Court (Amtsgericht), on March 22, 2019 such court dismissed for cause one of the members of our supervisory board, Hansjörg Plaggemars. For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” As a result, our supervisory board currently consists of five members. Under German law and our articles of association, the process of appointing a replacement member of our supervisory board requires a resolution of the shareholders’ general meeting. However, until such appointment of a new supervisory board member by the general meeting, a court may appoint, upon request of the management board, a member of the supervisory board or a shareholder, a supervisory board member. This member will have duties until the general meeting appoints a replacement member. The replacement member will have duties for the remaining election period of the member that has resigned. We expect that our management board will, in the near future, select a proposed replacement member of our supervisory board and request the competent court to appoint such replacement member to hold office until the date of our next annual shareholders’ meeting. The competent court has the power to appoint any person the court considers suitable, but the court typically follows the proposal of the management board and the supervisory board of the relevant company.

All of the members of our supervisory board are elected at the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. Under German law, the members of a supervisory board may be elected for a term until the adjournment of the shareholders’ meeting resolving on ratification of the acts of the supervisory board for the fourth fiscal year following the commencement of their respective term of office, where the fiscal year in which such term of office commences shall not be taken into account (i.e., approximately five years, depending on the dates of the annual general meeting at which the members of the supervisory board are elected), which is a standard term of office. Pursuant to our supervisory board’s rules of procedure, only persons who have not yet reached the statutory retirement age (currently: the age of 67) should be proposed as members of our supervisory board. Members of our supervisory board do not have service contracts that provide for benefits upon termination of employment. Their remuneration is stipulated in the articles of association.

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

If a member of the supervisory board resigns, it is also possible to have a successor appointed by the competent court. The successor remains in office until a successor is elected by our shareholders in a shareholder’s general assembly.

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

The following table sets forth the names and functions of the current members of our supervisory board and their ages. The terms of all current members of our supervisory board, with the exception of Reinhard Eyring, commenced May 31, 2016 and will end on the date of the annual shareholders’ meeting relating to the accounts of the fiscal year ending December 31, 2020. The term of Mr. Eyring commenced on February 7, 2018. He was first appointed by the competent court and was confirmed in office at the annual general meeting on July 11, 2018.

The business address of the members of our supervisory board is our principal executive office at Hemmelrather Weg 201, D-51377 Leverkusen Germany.

Name	Age	Position
Ulrich Granzer(1)(3)	58	Chairman
Jürgen Baumann(1)(2)	64	Vice chairman
John Borer(1)(2)(3)	61	Supervisory board member
Kevin Weber	60	Supervisory board member
Reinhard Eyring(2)(3)	60	Supervisory board member

(1) Member of the personnel committee.

(2) Member of the audit committee.

(3) Member of the nomination committee.

The following is a brief summary of the business experience of the members of our supervisory board:

Ulrich Granzer, Ph.D. Dr. Granzer has been a member of our supervisory board since 2006 and has been the chairman of our supervisory board since 2016. He is a pharmacist and is Managing Director of Granzer Regulatory Consulting & Services and was formerly director of regulatory affairs at GlaxoSmithKline plc, Knoll AG and Bayer AG.

Jürgen Baumann. Mr. Baumann has been a member of our supervisory board since 2007 and has been the vice chairman of our supervisory board since 2016. Mr. Baumann was chairman of our supervisory board from 2007 through 2016. As an economics graduate, Mr. Baumann was formerly a member of the Management Board of Schwarz Pharma AG responsible for European operations with eight national subsidiaries and four production sites. Up until October 2012, Mr. Jürgen Baumann was a member of the Supervisory Board of Riemser AG, Greifswald.

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

Pursuant to Section 107(3) of the German Stock Corporation Act, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by our supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees. The internal rules of procedure of the supervisory board explicitly provide for a personnel committee, an audit committee, and a nomination committee. In April 2018, the supervisory board determined that a research & development and market access committee was no longer necessary and subsequently dissolved this committee.

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

The personnel committee also decides on: legal transactions with our management board members within the meaning of section 112 of the German Stock Corporation Act, consent concerning work by our management board members outside the company according to section 88 of the German Stock Corporation Act and on ancillary activities (including the assumption of supervisory board offices outside companies that are affiliated with our company within the meaning of sections 15 ff of the German Stock Corporation Act), consent concerning the granting of loans to the categories of persons referred to in sections 89, 115 of the German Stock Corporation Act, the approval of contracts with our supervisory board members pursuant to section 114 of the German Stock Corporation Act, and personnel matters for which our management board requires the approval of our supervisory board in accordance with the rules of procedure. The personnel committee is comprised of the following individuals: Dr. Ulrich Granzer, Jürgen Baumann and John Borer. Mr. Baumann is the current Chairman.

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

The members of our audit committee are Jürgen Baumann, Reinhard Eyring and John Borer, each of whom qualifies as an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Mr. Baumann serves as chairman of the audit committee. Our audit committee focuses in particular on issues relating to accounting and risk management, the auditor’s mandatory independence and the issuing of the audit mandate to the auditor, as well as the overseeing of the audit of the company’s annual financial statement. In companies as defined in Section 264d of the German Commercial Code, which includes Biofrontera, the supervisory board’s nomination for the election of the auditor must be based on the audit committee’s recommendation. Furthermore, in companies as defined in Section 264d of the German Commercial Code, at least one member of the supervisory board must have expertise in the fields of accounting or auditing and be a member of the audit committee.

Nomination Committee

In addition to the supervisory board chairman, our nomination committee includes two other supervisory board members, who are elected to the committee. Our nomination committee currently is comprised of Dr. Ulrich Granzer (chairman), John Borer and Reinhard Eyring. Our nomination committee proposes suitable candidates for the future staffing of our supervisory board for its nominations at our annual general meeting. In so doing, our nomination committee considers the balance and variation of knowledge, skills and experience of all our supervisory board members, and creates candidate profiles. Insofar as possible, the nomination committee takes into account the targets adopted by our supervisory board for its composition, including the target for equal gender participation. In addition, our nomination committee makes recommendations to or informs our supervisory board of results from regular evaluations of the knowledge, skills and experience of individual board members and our supervisory board in its entirety. In the course of performing its duties, pursuant to the supervisory board’s rules of procedure, our nomination committee can draw on company resources deemed appropriate and also on external consultants within the necessary framework.

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

The following table sets forth the names and function of the current members of our management board and their ages:

Name	Age	Position
Professor Hermann Lübbert, Ph.D.	63	Chairman of the management board and chief executive officer
Thomas Schaffer	56	Member of the management board and chief financial officer
Christoph Dünwald	51	Member of the management board and chief commercial officer

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

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act requires only that the supervisory board and management board of a German listed company issue an annual declaration of compliance (Entsprechenserklärung) that either (i) states that the company has complied with the recommendations of the Corporate Governance Code, (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (“Comply or Explain”). In addition, a listed company is also required to state in this annual declaration of compliance whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future and why not. These declarations must be published permanently on our website. If we change our policy on certain recommendations between such annual declarations, we must disclose this fact and explain our reasons for deviating from the recommendations. As opposed to such noncompliance with recommendations, noncompliance with mere suggestions contained in the Corporate Governance Code need not be disclosed.

As a result of the listing of our ordinary shares on the regulated market of the Frankfurt Stock Exchange, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. According to their respective rules of procedure, our supervisory board and management board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.

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

Compensation of Management Board and Supervisory Board Members

Compensation of Supervisory Board Members

2018 Supervisory Board Member Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2018 regarding the compensation awarded to, earned by or paid to our supervisory board members who served on our supervisory board during 2018.

Name	Fees Earned or Paid in Cash (€)	Option or other Equity Awards (€)		All Other Compensation (€)	Total (€)
Jürgen Baumann*	22,500		**	-	22,500
Ulrich Granzer, Ph.D *	30,000		**	-	30,000
John Borer*	15,000		**	-	15,000
Hansjörg Plaggemars***	15,000		**	-	15,000
Reinhard Eyring†	13,750		**	-	13,750
Kevin Weber*	15,000		**	-	15,000

*	Current member of our supervisory board.
**	No option or other equity awards were made to any of our supervisory board members as compensation in 2018.
***	Removed from supervisory board in March 2019.
†	Member of our supervisory board from February 07, 2018.

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

Compensation of Management Board Members

2018 Management Board Member Compensation Table

The following table sets forth information concerning the compensation of our named executive officers during the fiscal year ended December 31, 2018.

Name and Principal Position	Salary	Bonus	Option Awards	Income from option exercise	All Other Compensation	Total
Prof. Hermann Lübbert, Ph.D. Chief Executive Officer	€365,596	€80,000	€188,000	€94,000	-	€727,596
Thomas Schaffer Chief Financial Officer	€241.036	€70,000	€117,500	€83,105	-	€511,641
Christoph Dünwald Chief Commercial Officer	€264,670	€50,000	€117,500	-	-	€432,170

In the fiscal year ended December 31, 2018, Prof. Lübbert received total compensation of €727,596, which included base salary, bonus, option awards as well as income from the exercise of options and other benefits, Mr. Schaffer received total compensation of €511,641, which included base salary, bonus, option awards as well as income from the exercise of options and other benefits, and Mr. Dünwald received total compensation of €432,170, which included base salary, bonus, option awards and other benefits.

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

The date of issue of the options was November 24, 2010 and the option grants were made without any payment being provided in return. On November 24, 2010, 106,400 options (first tranche) were issued, with an exercise price per share of €1.91. On September 30, 2011 and on October 7, 2011 (second tranche), an additional 96,400 options were issued, with an exercise price per share of €2.48. On March 23, 2012 and May 11, 2012 (third tranche), 65,000 options were issued, with an exercise price per share of €3.30 and 51,500 options were issued with an exercise price per share of €4.09. On September 2, 2013, 179,500 options were issued (fourth tranche), with an exercise price per share of €3.373. On April 2, 2014, 159,350 options were issued, with an exercise price per share of €3.43. A total of 146,750 options have been forfeited by employees who have terminated employment with our company and an additional total of 106,400 options (from the first tranche), an additional total of 96,400 options (from the second tranche) and an additional total of 9,500 options (from the third tranche) expired because the exercise conditions were not met. The authorization to issue options under our 2010 stock option plan ended on July 1, 2015. By resolution of our annual general meeting on August 28, 2015, the contingent capital authorized to service options under this plan was reduced to €542,400.

Exercise prices of the remaining options were reduced in March 2018 in accordance with section 11 of the option terms and conditions. The exercise price per share of the third tranche was reduced to €3.02 or €3.82, for the fourth tranche to €3.093 and for the fifth tranche to €3.15.

In 2018, a total of 72,500 options from the third tranche and a total of 65,500 options from the fourth tranche were exercised.

In accordance with the associated conditions, each subscription right that is granted under the stock option plan entitles the beneficiary to acquire one new registered ordinary share, without par value, of our company. The exercise price per share is equal to the arithmetical average (unweighted) of the closing prices ascertained on the Frankfurt Stock Exchange via floor and XETRA trading for our ordinary shares on the ten trading days prior to the issuance of the share. However, the minimum exercise price amounts to the proportionate share of our company’s share capital allocated to each individual no-par value share, pursuant to Section 9, paragraph 1 of the German Stock Corporation Act.

The options granted may only be exercised after expiration of a vesting period. The vesting period is four years from the respective date of issue. A prerequisite for the whole or partial exercise of the options is that the following performance target is achieved:

Exercise of the options from a tranche is possible if at the beginning of the respective exercise period, the price (hereinafter referred to as the “reference price”) of a share of Biofrontera exceeds the exercise price by at least 20%, and a minimum reference price of at least €5.00 is achieved (hereinafter referred to as the “minimum reference price”). The reference price is equal to the arithmetical average (unweighted) of the closing prices ascertained on the Frankfurt Stock Exchange via floor and XETRA trading for our ordinary shares between the 15th and the 5th trading day (inclusive in each case) prior to the respective exercise window.

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

The date of issue of the options was April 7, 2016 and the options grants were made without any payment being provided in return. On April 18, 2016, 425,500 options (first tranche) were issued, with an exercise price per share of €2.49. On December 1, 2016, 130,500 options (second tranche) were issued, with an exercise price per share of €3.28. On April 28, 2017, 329,000 options (third tranche) were issued, with an exercise price per share of €4.02. On November 28, 2017 300,500 options (fourth tranche) were issued with an exercise price per share of €3.33 and on May 07, 2018 180,000 options (fifth tranche) were issued at an exercise price of €5.73. A total of 105,500 options have been forfeited by employees who have terminated employment with our company.

In accordance with the associated conditions, each subscription right that is granted entitles the beneficiary to acquire one new registered share, without par value, in our company. The exercise price per share is equal to the arithmetical average (unweighted) of the closing prices ascertained on the Frankfurt Stock Exchange via floor and XETRA trading for our ordinary shares on the ten trading days prior to the issuing of the share. However, the minimum exercise price amounts to the proportionate share of our company’s share capital allocated to each individual no-par value share, pursuant to Section 9, paragraph 1 of the German Stock Corporation Act.

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

SR = (Po - Pn) / (SRa + 1)

where:

SR = subscription right
Po = market price of the old shares
Pn = issue price of the new shares
SRa = subscription ratio

The market price of the old shares, “Po”, is determined as follows: arithmetic average (non-weighted) of the closing price of our ordinary shares determined in trading on the XETRA electronic trading platform of the Frankfurt Stock Exchange during the subscription period.

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

●	In the event that our company merges with another company, changes its legal form or undertakes similar transactions that impair the rights of the beneficiary due to the loss of or changes to our ordinary shares, the option rights will be replaced by the right to acquire, at the exercise price, a number of shares, shares in a business or other rights replacing our ordinary shares to invest in our company or our legal successor that corresponds in value to the market value of one of our ordinary shares at the time such transaction occurs (full entry of its execution in the commercial register).

●	In the event of an integration, the conclusion of profit transfer or domination agreements, a squeeze-out of minority shareholders or an asset transfer within the meaning of Section 174 et seq. of the German Act Regulating Transformation of Companies, our company will, as far as is legally and practicably possible, place the eligible person in the position when exercising his options in which he would have been had he already exercised his option rights at the time of the contract coming into effect or such transaction being implemented. If trading in our company’s shares is suspended as a result of such a transaction and for this reason it is no longer possible to determine if performance targets have been met, the extent to which targets have been met will be determined by means of an assessment by a public auditor/public audit firm commissioned by our company at its expense calculating the capitalized earnings value of our ordinary shares on December 31 of each year in each case.

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

Share Ownership by Members of our Supervisory Board and Management Board

Supervisory Board

The following table provides information with respect to ownership of our ordinary shares, options and convertible bonds for each of the members of our supervisory board as of March 31, 2019, based on an aggregate of 44,632,674 shares outstanding as of such date.

Name	Shares	% of Outstanding Shares	Convertible Bonds
Jürgen Baumann	30,000	*	-
John Borer	-	-	-
Ulrich Granzer	-	-	-
Kevin Weber	5,000	*	-
Reinhard Eyring	-	-	-
Total	35,000	*	-

*	Less than 1% of class.

Management Board

The following table provides information with respect to ownership of our ordinary shares and options for each of the members of our management board as of March 31, 2019, based on an aggregate of 44,632,674 shares outstanding as of such date.

Name	Shares	% of Outstanding Shares	Options	Exercise Price per Share(€)	Expiration Date
Prof. Hermann Lübbert, Ph.D.	744,678	1.67%

			30,000 options	3.093	09/01/2019
			16,850 options	3.15	04/01/2020
			80,000 options	2.25	04/17/2022
			70,000 options	3.78	04/27/2023
			80,000 options	5.73	05/06/2024

Thomas Schaffer	59,259	*	50,000 options	2.25	04/17/2022
			40,000 options	3.78	04/27/2023
			50,000 options	5.73	05/06/2024
Christoph Dünwald	125,000	*	50,000 options	2.25	04/17/2022
			40,000 options	3.78	04/27/2023
			50,000 options	5.73	05/06/2024
Total	928,937	2.0 8%	556,850 options

* Less than 1% of class.

As of March 31, 2019, the members of our management board held an aggregate of 928,937 of our ordinary shares, while the members of our supervisory board held an aggregate of 35,000 of our ordinary shares. As of March 31, 2019, the aggregate number of our ordinary shares owned by current management board and supervisory board members amounts to approximately 2.16% of our outstanding ordinary shares as of such date.

Employees

As of December 31, 2018 we had 157 employees worldwide, 134 of whom were full-time, 32 of whom hold Ph.D. or M.D. degrees, 14 of whom were engaged directly or indirectly in production, 4 of whom were engaged in research and development activities, 14 of whom were engaged in clinical and regulatory activities, 80 of whom were engaged in marketing and sales activities, and 45 of whom were engaged in management, business development, quality management, finance, human resources or administrative support. Of our 157 total employees, 83 work in Germany, 62 work in the U.S., 8 work in Spain and 4 work in the UK, as compared to 123 total employees as of December 31, 2017 and 94 total employees as of December 31, 2016. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

As previously disclosed, we acquired Cutanea on March 25, 2019. Cutanea had 78 employees as of such acquisition date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	each of the members of our supervisory board; and

●	each of the members of our management board.

The number of shares beneficially owned by each entity, person, member of our supervisory board, member of our management board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of March 31, 2019 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 44,632,674 shares outstanding as of March 31, 2019. Shares for which a person has the right to subscribe within 60 days of March 31, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. There were 684,229 shares for which a person has the right to subscribe within 60 days of March 31, 2019. Additionally, a person is considered to have the right to subscribe for shares which are subject to outstanding options and vested within 60 days of March 31, 2019, although such options may only be exercised in 4 annual exercise periods.

Name and address of beneficial owner	Beneficial ownership
	Number of shares beneficially owned	Number of options exercisable within 60 days	Fully diluted number of shares beneficially owned	Fully diluted percentage of beneficial ownership
5% and greater shareholders
Maruho Co. Ltd., Osaka Japan(1)	9,062,809	—	9,062,809	20.40

Wilhelm Konrad Thomas Zours(2)	9,021,417	—	9,021,417	20.30

(1)	Based on the Schedule 13 G filed by Maruho which is deemed to be the owner of shares directly held by its controlled subsidiary, Maruho Deutschland, Düsseldorf. Maruho Deutschland’s address is c/o Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany.

(2)	The information regarding the beneficial ownership of Wilhelm Konrad Thomas Zours is based on the Schedule 13D/A filed jointly with the SEC by ABC Beteiligungen Aktiengesellschaft (“ABC”), Deutsche Balaton Biotech AG (“DBB”), Prisma Equity AG (“Prisma”), Deutsche Balaton Aktiengesellschaft (“DBA”), VV Beteiligungen Aktiengesellschaft (“VVB”), Delphi Unternehmensberatung Aktiengesellschaft (“Delphi”), Wilhelm Konrad Thomas Zours (“Wilhelm Konrad”), Rolf Birkert (“Birkert”) and Jens Jüttner (“Jüttner”) on September 19, 2018. According to this Schedule 13D/A, ABC has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 1,000 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 1,000 Ordinary Shares; DBB has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 1,292,174 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 1,292,174 Ordinary Shares; Prisma has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 213,612 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 213,612 Ordinary Shares; DBA has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 5,601,621 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 5,601,621 Ordinary Shares; VVB has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 5,601,621 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 5,601,621 Ordinary Shares; Delphi has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 9,021,417 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 9,021,417 Ordinary Shares; Wilhelm Konrad has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 9,021,417 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 9,021,417 Ordinary Shares; Birkert has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 5,601,621 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 5,601,621 Ordinary Shares; and Jüttner has (i) sole power to vote 0 Ordinary Shares, (ii) shared power to vote 213,612 Ordinary Shares, (iii) sole power to dispose of 0 Ordinary Shares, and (iv) shared power to dispose 213.612 Ordinary Shares. The address for each of ABC, DBB, Prisma, DBA, VVB, Delphi, Wilhelm Konrad, Birkert and Jüttner is Ziegelhäuser Landstraße 1 Heidelberg, Germany, 69120.

As of March 31, 2019, there were 7,029 holders of record entered into our ordinary share register, of which seven were U.S. residents, holding approximately 1.52% of our outstanding ordinary shares. The number of individual holders of record is based exclusively upon our ordinary share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our ordinary shares. Under German law, shareholders of a public company are required to notify the company and the German Federal Financial Supervisory Authority of the number of shares they own when their percentage ownership reaches, exceeds or falls below certain threshold levels. German law does not require a shareholder to update this information unless it again reaches, exceeds or falls below a notification threshold. As a result, we cannot be certain whether the number of shares owned by the shareholders (other than the shareholders who are members of our supervisory board and management board) listed above is accurate.

Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Certain Relationships and Related Party Transactions

Acquisition of Cutanea Life Sciences, Inc. from Maruho

On March 25, 2019, we announced that we, through our subsidiary Biofrontera Newderm LLC, had acquired Cutanea from Maruho, our major shareholder that holds approximately 20% of our outstanding ordinary shares. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). For more information, see “Item 10.C—Additional Information—Material Contracts.”

Employment Agreements and Options Grants

We have entered into employment agreements with, and granted options to, the members of our management board. See “Management — Compensation of Management Board and Supervisory Board Members — Compensation of Management Board Members” for more information.

Development Agreement with Maruho

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a major shareholder of our company. The term of our agreement with Maruho initially expired on December 31, 2017 and was extended to March 31, 2018. On March 19, 2019, we signed an agreement with Maruho to continue the expired research cooperation and a non-binding term sheet with Maruho with respect to a potential cooperation agreement regarding on research and development of further indications for Ameluz® for the treatment of acne. We continue to negotiate with Maruho regarding certain details relating to this next phase of our collaboration. For more information, see “Business — Our Research and Development Plans — Our Development Collaboration with Maruho.”

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

Initial Public Offering

As described under “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Initial Public Offering,” in February 2018 we completed our U.S. initial public offering of ADSs. The Benchmark Company, LLC, served as an underwriter in this offering and, in that capacity, received underwriting discounts in the amount of $303,980, as well as a non-accountable expense allowance of $120,042. As described under “Item 6. Directors, Senior Management and Employees—Supervisory Board,” John Borer, who is a member of our supervisory board, serves as Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements are appended at the end of this annual report starting at page F-1, and form a part hereof.

Legal Proceedings

In March 2018, DUSA brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the U.S. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. Although we believe that these claims lack merit and intend to defend against them vigorously, we cannot guarantee that we will be successful. The court largely denied a motion by DUSA for a preliminary injunction, but did order Biofrontera not to use any documents, or documents derived from documents, that originated at DUSA. In addition, Biofrontera submitted petitions for inter partes review to the Patent Trial and Appeal Board (PTAB) seeking to have the patents declared invalid. The PTAB issued decisions on February 26, 2019, finding a reasonable likelihood of success on invalidity arguments for some claims, but nonetheless denying institution of the review petitions because the PTAB disagreed on the remainder of claims. We have incurred, and expect to continue to incur, significant expenses in defending these claims, and we expect to have to divert significant employee resources, including management resources, to defend the claims.

In July 2018, Biofrontera Inc. brought a lawsuit against DUSA in California Superior Court. Biofrontera’s complaint alleges that DUSA engaged in unfair competition by providing excessive product samples to physicians and by using its distributor to inflate product prices. Biofrontera’s complaint also alleges that DUSA engaged in tortious interference by making statements to third parties regarding the off-label use of its products. The court has allowed Biofrontera’s tortious interference claims to proceed to discovery. Biofrontera has filed an amended complaint with additional allegations for its sampling and pricing claims. DUSA has moved to dismiss Biofrontera’s amended complaint, and DUSA’s motion remains pending.

On June 11, 2018, Biofrontera filed a complaint in the United States District Court for the Southern District of New York against Deutsche Balaton AG, Wilhelm Konrad Thomas Zours, Delphi Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG, Deutsche Balaton Biotech AG, and Axxion S.A., alleging violations of federal securities law and state common law in connection with actions taken by the defendants during a tender offer for Biofrontera’s shares that were designed to defame Biofrontera and negatively impact its share price. On October 1, 2018, Axxion was voluntarily dismissed from the litigation. On December 6, 2018, the remaining defendants filed a motion to dismiss. The motion to dismiss was fully briefed on February 11, 2019, and remains pending. Deutsche Balaton AG, Wilhelm Konrad Thomas Zours and Delphi Unternehmensberatung AG are among our major shareholders—see “Item 7—Major Shareholders and Related Party Transactions” for more information on their shareholdings.

In November 2018, our supervisory board became aware that Mr. Hansjörg Plaggemars, who was a member of our supervisory board, made statements in the proceedings for appointment of a special auditor commenced by Delphi Unternehmensberatung AG (where Mr. Plaggemars served as a member of the management board) and pending in the Court of Cologne, as described below, in which he disclosed certain confidential information relating to our company, including but not limited to matters discussed in supervisory board meetings. Mr. Plaggemars had been a member of our supervisory board since 2016. Based on a report prepared by our company’s outside German legal counsel, our supervisory board concluded in January 2019 that Mr. Plaggemars was not authorized to make these statements and that he had violated his confidentiality obligations to our company in doing so. As a result, our supervisory board resolved in January 2019 to file a motion with the competent court pursuant to Section 103 (3) AktG to dismiss Mr. Plaggemars as a member of our supervisory board for cause. This motion was filed with the Lower Court of Cologne on January 11, 2019, and the Lower Court of Cologne granted the motion on March 22, 2019, dismissing Mr. Plaggemars from our supervisory board for cause. The dismissal resolution is effective immediately. However, an appeal can be filed within one month, which has been done. In the case of a successful appeal, Mr. Plaggemars would be reinstated as a member of our supervisory board.

In June 2017, our company was served with a claim for rescission and nullity brought by our shareholder Deutsche Balaton AG. This suit sought nullification of certain resolutions of our annual general meeting held on May 24, 2017. The claim was dismissed by the Regional Court of Cologne in December 2017. In response to Deutsche Balaton AG’s appeal, the Cologne Higher Regional Court upheld the claim in November 2018. The Cologne Higher Regional Court did not allow the Federal Supreme Court to review the ruling. As our company considers the judgment of the Cologne Higher Regional Court to be incorrect, it has filed an appeal for non-admission with the German Federal Supreme Court. A decision of the German Federal Supreme Court of Justice has not yet been issued. We believe that these claims lack merit and intend to continue to defend against them vigorously.

Deutsche Balaton AG has filed an application for a special audit with the Regional Court of Cologne to investigate our company’s contractual arrangements with Maruho and related matters. Deutsche Balaton AG’s special audit request had been rejected by the Cologne Regional Court in November 2017 without hearing our company. Deutsche Balaton AG has filed an appeal, and the appeal has been submitted to the Cologne Higher Regional Court for decision. Delphi Unternehmensberatung AG, which indirectly holds the majority of the shares of Deutsche Balaton AG, filed an identical application for a special audit with the Cologne Regional Court in January 2018. These proceedings were suspended until the Cologne Higher Regional Court rules on the appeal by Deutsche Balaton AG. Delphi Unternehmensberatung AG had previously filed a request for a special audit for the same reasons at our annual general meeting held on May 24, 2017, which was rejected. We believe that these claims lack merit and intend to defend against them vigorously.

Deutsche Balaton AG has brought additional claims for rescission and nullity against the negative resolutions of our annual general meeting held on July 11, 2018, regarding the proposed resolutions under agenda item 8 (conducting a special audit on the circumstances of the cooperation with the (indirect) major shareholder Maruho and its affiliated companies), agenda item 9 (decision on the assertion of claims for damages against the members of our management board Prof. Lübbert and Schaffer as well as against Maruho Deutschland and Maruho as well as the appointment of a Special Representative for the assertion of these claims, Agenda Item 10 (conducting of a special audit on the circumstances of the capital increase at the beginning of 2018 and the associated US listing) and Agenda Item 11 (Decision on the assertion of compensation claims against our management board members Prof. Lübbert and Schaffer, against our supervisory board member John Borer as well as against Maruho Deutschland and Maruho and the appointment of a Special Representative for the assertion of these due to the circumstances of the capital increase in February 2018 (including the US listing and the US share placement). With regard to agenda items 8 to 11 listed above, Deutsche Balaton AG also filed a positive claim for a resolution to declare these resolution proposals be deemed to have been adopted at our annual general meeting. Furthermore, under agenda item 4 (elections to our supervisory board), a positive action for resolution was filed with the motion to declare that Mr. Mark Sippel had been elected to our supervisory board as successor to Mr. Mark Reeth with effect from the end of our annual general meeting held on July 11, 2018. An action for rescission and nullity was filed against the resolution to reject the election of Mr. Sippel adopted at our annual general meeting. Deutsche Balaton AG subsequently withdrew the claims with regard to the latter two matters in dispute. We believe that these claims lack merit and intend to defend against them vigorously, we cannot guarantee that we will be successful.

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

Our shareholders may declare dividends at an ordinary general shareholders’ meeting, which must be held within the first eight months of each fiscal year. Dividends approved at an ordinary general shareholders’ meeting are payable promptly after the meeting, unless otherwise decided at the meeting. Because all of our ordinary shares are in book-entry form represented by one or more global certificates deposited with Clearstream Banking AG in Frankfurt am Main, Germany, shareholders receive dividends through Clearstream Frankfurt for credit to their deposit accounts.

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

B. Significant Changes

On April 1, 2019, Maruho Deutschland, a 100% subsidiary of Maruho, published an announcement pursuant to German law that it intends to make a voluntary offer to acquire up to 4,322,530 of our ordinary shares, or approximately 9.68% of our outstanding ordinary shares, for a purchase price of €6.60 per share in cash. Maruho owns approximately 20% of our outstanding ordinary shares. If Maruho is able to purchase all of the ordinary shares it is seeking in the its offer to purchase, Maruho will own 29.99% of our outstanding ordinary shares. On April 15, 2019, Maruho published a notification pursuant to German law, as well as its formal offer document for the voluntary public tender offer in the form of a partial offer (cash offer) to the shareholders of Biofrontera AG to acquire a total of up to 4,322,530 ordinary shares of Biofrontera AG. On April 10, 2019, we were requested by Deutsche Balaton AG pursuant to German law to convene an extraordinary shareholders’ meeting to discuss Maruho’s voluntary public tender offer. We will hold an extraordinary shareholders’ meeting on May 15, 2019.

On March 25, 2019, we announced that we, through our subsidiary Biofrontera Newderm LLC, had acquired Cutanea from Maruho. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). The objective of our acquisition of Cutanea is to effectively exploit the sales potential of AKTIPAK® and XepiTM in the U.S in order to strengthen our U.S. market presence. For more information, see “Item 10.C—Additional Information—Material Contracts.”

Following an application made by us to Cologne Local District Court (Amtsgericht), on March 22, 2019 such court dismissed for cause one of the members of our supervisory board, Hansjörg Plaggemars. For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a major shareholder of our company. The term of our agreement with Maruho initially expired on December 31, 2017 and was extended to March 31, 2018. On March 19, 2019, we signed an agreement with Maruho to continue the expired research cooperation and a non-binding term sheet with Maruho with respect to a potential cooperation agreement regarding on research and development of further indications for Ameluz® for the treatment of acne. We continue to negotiate with Maruho regarding certain details relating to this next phase of our collaboration. For more information, see “Business — Our Research and Development Plans — Our Development Collaboration with Maruho.”

On March 20, 2019, we announced positive Phase III clinical trial results with Ameluz® for photodynamic therapy of actinic keratoses on the extremities and trunk/neck. For more information, see “History of Clinical Trials for Ameluz® and BF-RhodoLED® Lamp—Clinical trials relating to Field-Directed Treatment of Actinic Keratosis on the Extremities and the Trunk.”

On January 8, 2019, we announced that the FDA and the EMA had approved upscaling of the batch size for the production of Ameluz® to 35 kg from the previous batch size of 7 kg. The FDA defines a batch as a specific quantity of a drug that is intended to have uniform character and quality, within specified limits, and is produced according to a single manufacturing process in the same cycle of manufacture. We believe that this approval will better enable us to meet increasing orders for Ameluz®.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and on the Frankfurt Stock Exchange under the ticker symbol “B8F” since 2012. Since February 2018, our ADS have been listed on The NASDAQ Capital Market under the ticker symbol “BFRA”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and on the Frankfurt Stock Exchange under the ticker symbol “B8F” since 2012. Since February 2018, our ADS have been listed on The NASDAQ Capital Market under the ticker symbol “BFRA”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

On February 23, 2018, our supervisory board adopted new articles of association to reflect the capital increase undertaken in connection with our rights offering of ordinary shares in Germany and initial public offering of ADSs in the U.S. Other than changes to our share capital, these articles of association are substantially identical to the articles of association adopted by our shareholders at our annual general meeting of shareholders held on May 24, 2017 and filed as Exhibit 3.1 to our registration statement on Form F-1 (file no. 333- 222546) with the SEC on January 12, 2018.

On December 12, 2018, our supervisory board has further adopted new articles of association to reflect changes following the issue of new shares based on exercise of options from our 2010 Employee Share Option Program as well as conversions from our 2016/21 and 2017/22 Convertible Bonds.

We incorporate by reference into this annual report on Form 20-F the description of our articles of association effective upon the closing of our initial public offering of ADSs contained in our registration statement on Form F-1 (File No. 333-222546), as amended. Such description sets forth a summary of certain provisions of our articles of association as currently in effect.

C. Material Contracts

For descriptions of our material contracts please refer to the following sections of this annual report on Form 20-F: (i) “Item 4.B—Information on the Company—Business Overview—Commercial Partners and Agreements” and “—Facilities” (with respect to our contracts with Frike Group, Hapila and Midas and our leases in Leverkusen, Germany, Wakefield, Massachusetts and Woburn, Massachussets); (ii) “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Our Principal Financing Contracts” (with respect to our Finance Contract with EIB and the terms and conditions of Convertible Bond II; and (iii) “Item 6—Directors, Senior Management and Employees—Compensation of Management Board Members” (with respect to our employment contracts with Prof. Hermann Lübbert, Thomas Schaffer and Christoph Dünwald.

In addition, on March 25, 2019, we announced that we, through our subsidiary Biofrontera Newderm LLC, had acquired Cutanea from Maruho, our major shareholder that indirectly owns approximately 20% of our outstanding ordinary shares as of the date of this annual report. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). Pursuant to the Share Purchase and Transfer Agreement dated March 25, 2019, by and among Biofrontera Newderm LLC, Biofrontera AG, Maruho and Cutanea Life Sciences, Inc.:

●	Maruho will provide an amount of up to $7.3 million as start-up funding for the business activities of Cutanea as operated by us (“Start-up Costs”).
●	We acquired Cutanea for an initial purchase price of $1.00. A purchase price equaling the Start-up Costs effectively paid shall be payable by us to Maruho by 2023. The profits from the sale of Cutanea products will be shared initially at 75% to Maruho an 25% to Biofrontera until the Start Up Costs are repaid and then subsequently equally between Maruho and Biofrontera until 2030.
●	Any rights in Cutanea’s existing research and development activities originated from Maruho will remain with Maruho. Any other rights in Cutanea’s other research and development activities will be transferred to Maruho during a transition time.
●	Maruho has further agreed to cover any ongoing expenses, which may be incurred in the first three months following the closing of the transaction. Maruho will furthermore indemnify Biofrontera and Cutanea from liabilities of Cutanea relating to or arising from the period prior to the closing.

Cutanea has assumed an exclusive license agreement from Ferrer International, S.A. (“Ferrer”) for the rights, duties and obligations of Medimetriks Pharmaceuticals, Inc. (“Medimetriks”) under the License and Supply Agreement between Ferrer and Medimetriks dated March 10, 2014, which grants the exclusive right to market and otherwise commercialize the products related to the compound Ozenoxacin. The agreement allows Cutanea to develop, make, have made, use, register, market, promote, sell, have sold, offer for sale and import Ozenoxacin and pharmaceutical products containing Ozenoxacin for treatment of topical bacterial infections in patients, more specifically those with impetigo. Ferrer has agreed to a royalty payment scale with royalty percentages in the mid to high-single digits based on certain levels of net sales of licensed products sold by Cutanea. In addition to the royalties, Cutanea is required to make certain payments based on the achievement of sales milestones of up to $11 million to Ferrer in accordance with the exclusive license agreement. Under the agreement, Cutanea has agreed to purchase all its requirements of trade units and samples of products containing Ozenoxacin exclusively from Ferrer or Ferrer’s appointee, and Ferrer has agreed that it will manufacture and supply to Cutanea, or cause to be manufactures and supplied to Cutanea, all such trade units and samples. The agreement expires on the later of (i) the date that is twelve (12) years following the launch date or (ii) twelve (12) years from the date of launch of the latest to launch of any new product as contemplated by the license agreement.

In addition, in order to facilitate the orderly closing of our initial public offering of ADSs in the U.S. and because of timing considerations related to the technical issuance and registration of new ordinary shares under German law, under the terms of a Share Loan Agreement dated January 26, 2018, by and between Lang & Schwarz Broker GmbH (acting as service provider for Biofrontera AG pursuant to a separate mandate agreement) and Maruho Deutschland, Maruho Deutschland agreed to temporarily lend to Lang & Schwarz Broker GmbH (acting as our service provider) 6,000,000 ordinary shares (the “Borrowed Shares”) in connection with the initial deposit of ordinary shares into our ADS program immediately prior to and concurrent with the consummation of the offering. Lang & Schwarz Broker GmbH (acting as our service provider pursuant to the mandate agreement) agreed to cause to be conveyed (pursuant to the Share Loan Agreement) to the custodian for the ADS facility, and the custodian agreed to deposit such shares into the ADS program concurrently with or immediately after the consummation of the offering. The registration of ordinary shares in Germany has been completed, and the share loan arrangement has been fully unwound.

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

However, the German Federal Ministry of Finance has issued a circular dated January 18, 2016 (reference number BMF IV C 1 - S-2252 / 08 / 10004 :017, “Capital Income Circular”) due to its subpart XI taxes need not be withheld when the capital gains are not subject to German taxation. The Capital Income Circular further states that there is no obligation to withhold such tax on capital gains even if a U.S. Holder owns 1% or more of the shares. While the Capital income Circular is only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on the guidance contained in such circular. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. Holder from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. Holder should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty.

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

U.S. Taxation of ADSs and Ordinary Shares

The following is a general discussion of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the ADSs and ordinary shares by a U.S. Holder (as defined below). The discussion below is based on the Internal Revenue Code of 1986, as amended (“Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is for general information only and does not address all of the potential U.S. federal income tax considerations that may be relevant to a U.S. Holder with respect to the acquisition, ownership and disposition of the ADSs and ordinary shares. Without limiting the generality of the foregoing, this discussion is limited to U.S. Holders that will hold ADSs or ordinary shares as capital assets and does not address all the tax considerations applicable to a particular holder of ADSs or ordinary shares in light of the holder’s circumstances or the effect of any special rules applicable to certain types of holders, including, without limitation:

●	financial institutions, thrifts or mutual funds;
●	insurance companies;
●	dealers or traders in securities;
●	persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transaction for U.S. federal income tax purposes;
●	persons that have a functional currency other than the U.S. dollar;
●	persons that own (or are deemed to own) ADSs or ordinary shares representing 10% or more of our shares;
●	regulated investment companies, real estate investment trusts;
●	personal holding companies;
●	tax-exempt entities;
●	tax-deferred or other retirement accounts;
●	persons who hold ADSs or ordinary shares through pass-through entities, including partnerships and Subchapter S corporations;
●	certain former citizens or residents of the U.S.;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs or ordinary shares being taken into account in an applicable financial statement;
●	persons deemed to sell ADSs or ordinary shares under constructive sale provisions of the Code; or
●	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the U.S.

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

This discussion is for general information only and is not a substitute for an individual analysis of the tax considerations relating to the acquisition, ownership or disposition of the ADSs or ordinary shares. Each prospective holder of ADSs or ordinary shares should consult its own tax advisors regarding the U.S. federal, state and local or other tax considerations of acquiring, owning and disposing of our ADSs or ordinary shares in light of their particular circumstances. U.S. Holders should also review the discussion under “— German Taxation of ADSs” for the German tax consequences to a U.S. Holder of the ownership of the ADSs.

General

In general and taking into account the earlier assumptions, a U.S. Holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

Distributions

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution that is actually or constructively received by a U.S. Holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. Holder as ordinary income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non-corporate U.S. Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a reduced maximum U.S. federal income rate of taxation, provided that you hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a PFIC (as discussed below under “Additional U.S. Federal Income Tax Consequences — PFIC Rules”), distributions paid by us with respect to ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs or ordinary shares generally will constitute income from sources outside the U.S. and such dividends will generally not be eligible for the dividends-received deduction generally available to corporate U.S. Holders. The gross amount of any dividend paid in non-U.S. currency will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the non-U.S. currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the non-U.S. currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. Holder in the case of ordinary shares, a U.S. Holder generally should not be required to recognize non-U.S. currency gain or loss in respect of the dividend. If the non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the non-U.S. currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. Holder.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for any German withholding taxes withheld in respect of our dividend distributions not in excess of the applicable rate under the treaty. The limitations on claiming a foreign tax credit are complex and include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income (e.g., such as “passive” or “general” income) cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In addition, the amount of the qualified dividend income, if any, paid to a U.S. Holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. Holder’s U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. The rules governing foreign tax credits are complex. Prospective investors should consult their own tax advisors regarding the availability and implications of foreign tax credits in light of their particular situation. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct all non-U.S. taxes paid or accrued in a taxable year in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. Prospective investors should consult their own tax advisors regarding the availability and deductibility of non-U.S. taxes in light of their particular situation.

Sale, Exchange or Other Disposition

Subject to the discussion below under “Additional U.S. Federal Income Tax Consequences — PFIC Rules,” upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced maximum U.S. federal income tax rate of taxation. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

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

Redemptions

Depending on the particular U.S. Holder, a redemption of ADSs or ordinary shares by us will be treated as a sale of the redeemed ADSs or ordinary shares by the U.S. Holder or as a distribution to the U.S. Holder (which is taxable as described above under “— Distributions”).

Additional U.S. Federal Income Tax Consequences

PFIC Rules. Special adverse U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC. In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (1) at least 75% of our gross income for the taxable year is passive income (the “income test”) or (2) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Assuming we are a publicly traded corporation for purposes of the PFIC rules, the value of our assets would generally be determined by reference to the market price of our shares. Fluctuations in the market price of our shares may cause us to become a PFIC for the current taxable year or later taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets. If we were unable to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC would substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

Passive income for purposes of the income test generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Although we do not believe that we are currently a PFIC, the determination of PFIC status is highly factual, determined annually, and based on technical rules that are difficult to apply. Accordingly, there can be no assurances that we will not be a PFIC for the current year or any future taxable year.

If we were to be treated as a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our ADSs or ordinary shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder who makes a QEF election will be taxed currently on such U.S. Holder’s pro rata share of our annual ordinary income and capital gains (each separately stated). We do not intend to furnish holders with the information necessary to make a QEF Election. A U.S. Holder may make a Mark-to-Market Election if our ordinary shares or ADSs are “market stock,” and would, as a result of such election, include as ordinary income the excess of the fair market value of such U.S. Holder’s ADSs or ordinary shares at year-end over such U.S. Holder’s basis in those ADSs or ordinary shares. In addition, any gain recognized upon a sale of ADSs would be taxed as ordinary income in the year of sale.

A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) would be subject to special adverse tax rules with respect to (1) “excess distributions” received on our ADSs or ordinary shares and (2) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A Non-Electing U.S. Holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for our ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

With certain exceptions, a Non-Electing U.S. Holder’s ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. Holder’s holding period in for its ordinary shares or ADSs, even if we are not currently a PFIC.

Dividends that a U.S. Holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income, or if an excess distribution treated as discussed above.

U.S. Holders should consult their own tax advisors regarding the application of these rules to their investment in our ADSs or ordinary shares and the elections discussed above.

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

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets on their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons; (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (3) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs and ordinary shares.

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

Liquidity risk

We have been dependent on our shareholders and bondholders for the funding of our operations. As described in note 1 of our consolidated financial statements, our ability to continue as a going concern is dependent on our ability to raise additional funds by way of debt and/or equity offerings to enable us to fund our clinical trial programs and commercialization plans. We believe that our existing cash and cash equivalents and revenue from product sales and future milestone or license payments will be sufficient to enable us to fund our operating expenses and to advance our commercialization strategy in the U.S. for the next 12 months. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of our products and product candidates. We may need substantial additional funds to fully develop, manufacture, market and sell our other potential products. See “Risk Factors”.

Currency risk

We are subject to currency risk, as our income and expenditures are denominated in euro, Swiss francs and the U.S. dollar. As such we are exposed to exchange rate fluctuations between such foreign currencies and the euro. We aim to match foreign currency cash inflows with foreign cash outflows where possible. We do not hedge this exposure. If we increase sales of our products in the U.S., we would expect to have significant increases in cash balances, revenues and sales and marketing costs denominated in U.S. dollars and in Swiss francs, while we would expect the majority of our development and operating costs to remain denominated in euro. Between January 2015 and March 2019, the exchange rate between the U.S. dollar and the euro ranged between 1.0375 dollars per euro and 1.2488 dollars per euro, and the exchange rate between the Swiss franc and the euro ranged between 0.9816 Swiss franc per euro and 1.2383 Swiss franc per euro.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Initial Public Offering

In February 2018, we sold 6,000,000 ordinary shares, nominal value €1.00 per share, in a combined offering consisting of (i) a rights offering in Germany of ordinary shares and (ii) an initial public offering in the U.S. of ADSs, each representing two ordinary shares. The offering price in the German rights offering was €4.00 per share, and the offering price in the U.S. initial public offering of ADSs was $9.88 per ADS. From this combined offering, we received aggregate gross proceeds of approximately €24.0 million. As part of this offering, we sold 1,300,482 ADSs pursuant to our registration statement on Form F-1 (No. 333-222546) for gross proceeds totaling $12,848,762 and net proceeds totaling $11,821,381. In the combined offering, we incurred aggregate underwriting discounts of approximately $1.4 million and expenses of approximately $1.5 million, resulting in total net proceeds to us from the combined offering of approximately €21.6 million. The effective date of our registration statement on Form F-1 was February 13, 2018. The offer did not terminate before all of the securities registered in the registration statement were sold. The Benchmark Company, Dawson James Securities Inc. and Lake Street Capital Markets acted as managing underwriters of the U.S. initial public offering.

Between the effective date of our registration statement on Form F-1 and December 31, 2018, we used approximately $2 million of the net proceeds to fund increases to our marketing and sales organization in the U.S. We also used the following amounts of the net proceeds of the combined offering to continue to fund the following clinical trials of Ameluz® (and to make regulatory filings for marketing approval of Ameluz®, both for geographic expansion and the extension of the indications for Ameluz®): (i) approximately $0.9 million of the net proceeds were used to fund our clinical trial comparing the efficacy of Ameluz® PDT with PDT using just the vehicle that is used to deliver the active ingredient in Ameluz®, in combination with photodynamic therapy when using our BF-RhodoLED® lamp, in the treatment of superficial basal cell carcinoma; and (ii) approximately $0.3 million of the net proceeds were used to fund our clinical trial investigating the field-directed treatment of actinic keratosis on the extremities and the trunk with Ameluz®.

None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates. The intended use of these proceeds has not changed from the information mentioned in the prospectus relating to the registration statement on Form F-1.

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

(b) Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board.

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of the management board; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the internal control over financial reporting as of December 31, 2018. In making its assessment, our management utilized the criteria set out in the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that, based on its assessment, the internal control over financial reporting was effective as of December 31, 2018.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to the fact that we are an emerging growth company.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that Mr. Jürgen Baumann is an audit committee financial expert as defined by the SEC rules and is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of The NASDAQ Capital Market.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, or Warth & Klein, has served as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and December 31, 2018. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Fiscal Year Ended December 31,
	2018	2017
	($, in thousands)
Audit Fees	665	360
Audit-Related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total	665	360

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

Audit and Non-Audit Services Pre-Approval Policy

Our audit committee is responsible for the overseeing the independence of our independent registered public accounting firm, giving the audit mandate, entering into the remuneration agreement with the independent registered public accounting firm and evaluation and oversight of the work of the independent registered public accounting firm, among other duties. As part of this responsibility, our audit committee pre-approves all audit and non-audit services performed by the independent registered public accounting firm in order to assure that they do not impair the auditor’s independence from our company.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description of Exhibit

1.1*	Articles of Association of Biofrontera AG
1.2	Rules of Procedure of the Supervisory Board of Biofrontera AG (incorporated by reference to Exhibit 3.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
1.3	Rules of Procedure of the Management Board of Biofrontera AG (incorporated by reference to Exhibit 3.3 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3(a)	Finance Contract dated May 19, 2017 between the European Investment Bank and Biofrontera AG (incorporated by reference to Exhibit 10.4 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.3(b)*	Amendment No. 1 to Finance Contract dated May 19, 2017 between the European Investment Bank and Biofrontera AG
2.4	Terms and Conditions of Convertible Bond II (incorporated by reference to Exhibit 10.6 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.1†	License and Manufacturing Agreement dated as of October 4, 2017 between Biofrontera Pharma GmbH and Frike Group (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.2†	Manufacturing and Supply Agreement dated as of June 1, 2015, between Biofrontera Pharma GmbH and Hapila GmbH (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
4.3†	Supply Agreement dated as of January 1, 2017, between Biofrontera Pharma GmbH and Midas Pharma GmbH (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.4	Leverkusen Lease (English translation) (incorporated by reference to Exhibit 10.7 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.5	Wakefield Lease (incorporated by reference to Exhibit 10.8 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.6	2010 Employee Stock Option Plan (incorporated by reference to Exhibit 10.9 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.7	2015 Employee Stock Option Plan (incorporated by reference to Exhibit 10.10 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.8	Employment Agreement – Hermann Lübbert (English Translation) (incorporated by reference to Exhibit 10.11 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)

4.9	Employment Agreement – Thomas Schaffer (English Translation) (incorporated by reference to Exhibit 10.12 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.10	Employment Agreement – Christoph Dünwald (English Translation) (incorporated by reference to Exhibit 10.13 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.11	Share Loan Agreement dated January 26, 2018, between Maruho Deutschland GmbH and Lang & Schwarz Broker GmbH (incorporated by reference to Exhibit 10.14 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
4.12	Mandate Agreement, dated January 17, 2018, between Biofrontera AG and Lang & Schwarz Broker GmbH (incorporated by reference to Exhibit 10.15 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
4.13*	Share Purchase and Transfer Agreement dated March 25, 2019, between Biofrontera Newderm LLC, Biofrontera AG, Maruho Co. Ltd. and Cutanea Life Sciences, Inc.,
4.14*††	License and Supply Agreement dated March 10, 2014 by and between Ferrer Internacional, S.A. and Medimetriks Pharmaceuticals, Inc., as amended by Amendment No. 1 and Consent and Acknowledgment Agreement with respect thereto.
4.15*††	Amendment No. 1 to License and Supply Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Ferrer Internacional, S.A.
4.16*	Consent and Acknowledgement Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Ferrer Internacional, S.A.
4.17*††	Supply Agreement dated March ___, 2018 by and between Ferrer Internacional, S.A. and Cutanea Life Sciences, Inc.
4.18*#	Asset Purchase Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Cutanea Life Sciences, Inc.
4.19*	Lease Agreement, dated December 18, 2018, between Woburn MCB I, LLC and Biofrontera, Inc.
8.1*	List of Subsidiaries
11.1	Code of Conduct (incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F (File No. 001-38396) filed on April 30, 2018)
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

†† Certain confidential portions of this exhibit have been omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

* Filed herewith.

# Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC, certain schedules to this agreement have been omitted. Biofrontera hereby agrees to furnish supplementally to the SEC, upon its request, any or all of such omitted schedules.

BIOFRONTERA AG

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Biofrontera AG

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Biofrontera AG and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Düsseldorf, Germany

April 25, 2019

Biofrontera AG

Consolidated balance sheet as of

Assets

in EUR thousands

		31 December 2018	31 December 2017
Non-current assets
Tangible assets	(1)	794	746
Intangible assets	(1)	352	648
Deferred taxes	(8)	10,400	-
Total non-current assets		11,546	1,394

Current assets
Current financial assets
Trade receivables	(3)	3,397	1,561
Other financial assets	(4)	794	571
Cash and cash equivalents	(7)	19,451	11,083
Total current financial assets		23,642	13,215

Other current assets
Inventories	(2)
Raw materials and supplies		1,098	1,516
Unfinished products		320	485
Finished products and goods		1,759	1,732
Total inventories		3,177	3,733
Income tax reimbursement claims	(6)	53	52
Other assets	(5)	715	1,454
Total other current assets		3,945	5,239

Total current assets		27,587	18,454
Total assets		39,133	19,848

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Consolidated balance sheet as of

Equity and liabilities

in EUR thousands

		31 Dezember 2018	31 Dezember 2017
Equity	(9)
Subscribed capital		44,632	38,417
Capital reserve		117,109	100,769
Capital reserve from foreign currency conversion adjustments		(2)	700
Loss carried forward		(136,505)	(120,403)
Loss for the period		(8,878)	(16,102)
Total equity		16,356	3,381

Non-current liabilities
Non-current financial debt	(10)	13,462	12,355
Other non-current provisions	(12)	1,545	-
Total non-current liabilities		15,007	12,355

Current liabilities
Current financial liabilities
Trade payables	(11)	1,806	1,621
Current financial debt	(10)	165	170
Other financial liabilities		29	20
Total current financial liabilities		2,000	1,811

Other current liabilities
Other provisions	(12)	2,891	562
Other current liabilities	(13)	2,879	1,739
Total other current liabilities		5,770	2,301

Total current liabilities		7,770	4,112
Total equity and liabilities		39,133	19,848

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Consolidated statement of comprehensive income

in EUR thousands

		2018	2017	2016
Sales revenue	(15)	21,107	12,025	6,130
Cost of sales	(16)	(4,451)	(1,715)	(1,652)
Gross profit from sales		16,656	10,310	4,478

Operating expenses
Research and development costs	(17)	(4,427)	(4,225)	(4,640)
General administrative costs	(19)	(12,963)	(3,097)	(2,853)
Sales costs	(18)	(17,744)	(16,922)	(8,764)

Loss from operations		(18,478)	(13,934)	(11,779)

Interest expenses	(20)	(1,614)	(1,048)	(805)
Effective interest expenses	(20)	(170)	(85)	(402)
Interest income	(20)	24	38	3
Other expenses	(21)	(332)	(1,333)	(47)
Other income	(21)	1,301	260	2,451

Loss before income tax		(19,269)	(16,102)	(10,579)
Income tax	(22)	10,391	-	-
Loss for the period		(8,878)	(16,102)	(10,579)

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions Translation differences resulting from the conversion of foreign business operations		(702)	854	(153)

Other income total		(702)	854	(153)

Total loss for the period		(9,580)	(15,248)	(10.732)

Basic/diluted earnings per share	(23)	(0,20)	(0,42)	(0.36)

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Consolidated statement of changes in equity

(in EUR thousands except for share information)

	Ordinary shares	Subscribed capital	Capital reserve	Capital from foreign currency conversion adjustments (OCI)	Accumulated loss	Total
Balance as of 1 January 2016	25,490,430	25,490	79,526	(1)	(109,824)	(4,809)
Capital Increase	9,870,333	9,870	14,648	-	-	24,518
Conversion from convertible bond 2016/2021	1,603,050	1,603	3,231	-	-	4,834
Exercise of detachable warrant rights from warrant bond 2011/2016	758,620	759	1,487	-	-	2,246
Foreign currency conversion adjustment	-	-	-	(153)	-	(153)
Costs of equity procurement	-	-	(321)	-	-	(321)
Changes in capital reserves pursuant to the issuance of the convertible bond 2016/2021	-	-	(4)	-	-	(4)
Increase in capital reserve from the stock option programme	-	-	110	-	-	110
Loss for the period	-	-	-	-	(10,579)	(10,579)
Balance as of 31 December 2016	37,722,433	37,722	98,677	(154)	(120,403)	15,842
Conversion from convertible bond 2016/2021	26,700	27	74	-	-	101
Conversion from convertible bond 2017/2022	667,695	668	1,837	-	-	2,505
Foreign currency conversion adjustment	-	-	-	854	-	854
Increase in capital reserve from the stock option programme	-	-	181	-	-	181
Loss for the period	-	-	-	-	(16,102)	(16,102)
Balance as of 31 December 2017	38,416,828	38,417	100,769	700	(136,505)	3,381
Capital Increase	6,000,000	6,000	18,000	-	-	24,000
Costs of equity procurement	-	-	(2,432)	-	-	(2,432)
Conversion from convertible bond 2016/2021	6,874	7	26	-	-	33
Conversion from convertible bond 2017/2022	13,472	13	51	-	-	64
Conversion of stock options from the stock option programme	195,500	195	433	-	-	628
Foreign currency conversion adjustment	-	-	-	(702)	-	(702)
Increase in capital reserve from the stock option programme	-	-	262	-	-	262
Loss for the period	-	-	-	-	(8,878)	(8,878)
Balance as of 31 December 2018	44,632,674	44,632	117,109	(2)	(145,383)	16,356

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Consolidated cash flow statement

(in EUR thousands)

in TEUR

	01.01.-31.12.2018	01.01.-31.12.2017	01.01.-31.12.2016
Cashflows from operations
Loss before income tax	(19,269)	(16,102)	(10,579)
Adjustments to reconcile loss before income tax to cash flow into operations
Income tax	(9)	-0	-
Financial result	1,784	1,094	1,204
Depreciation	754	884	831
Other non-current provisions	1,545	-	-
Gains (Losses) from disposal of assets	5	-	5
Non-cash (income) and expenses	(328)	1,080	(51)
Changes in operating assets and liabilities
Trade receivables	(1,836)	63	(729)
Other assets and income tax assets	(149)	173	(750)
Inventories	368	(86)	(2,112)
Trade payables	185	(1,010)	1,050
Provisions	2,366	711	782
Other liabilities	1,150	74	90
Net cash flow used in operational activities	(13,434)	(13,119)	(10,259)

Cash flow from investment activities
Purchase of intangible and tangible assets	(513)	(397)	(484)
Interest received	-	6	-3
Proceeds from sale of intangible and tangible assets	2	16	26
Net cash flow used in investment activities	(511)	(375)	(455)

Cashflows from financing activities
Proceeds from the issue of shares	24,000	-	24,518
Costs of equity procurement	(1,768)	(664)	(321)
Proceeds from issuance of convertible bond 2016/2021	-	-	4,995
Proceeds from the exercise of detachable warrants from warrant bond 2011/2016	-	-	2,246
Proceeds from issuing convertible bonds 2017/2022	-	4,999	-
Proceeds from exercise of employee stock options	628	-	-
Proceeds from drawing down EIB loans	-	10,000	-
Proceeds from repayment of warrant bonds 2009/2017 for portion of the instrument held by the company	-	1,590	-
Cash outflow for EIB loan procurement costs	-	(650)	-
Interest paid	(536)	(598)	(842)
Repayment of warrant bond 2011/2016	-	-	(8,715)
Repayment of warrant bond 2009/2017	-	(5,226)	-
Repayment of convertible bond 2016/2021	(50)	-	-
Net cash flows provided by financing activities	22,274	9,451	21,881

Net increase/(decrease) in cash and cash equivalents	8,329	(4,043)	11,167
Changes from exchange rate differences	39	-	-
Cash and cash equivalents at the beginning of the period	11,083	15,126	3,959
Cash and cash equivalents at the end of the period	19,451	11,083	15,126

Cash and cash equivalents	19,451	11,083	15,126

The accompanying notes are an integral part of these consolidated financial statements.

Biofrontera AG

Notes to the Consolidated Financial Statements

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of Cologne District Court, Department B under No. 49717, together with its wholly owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH, all with head office at Hemmelrather Weg 201, 51377 Leverkusen, Germany, as well as the Spanish branch operation Biofrontera Pharma GmbH sucursal en España based in Cornellá de Llobregat, and Biofrontera Inc., which is based in Wakefield, Massachusetts, U.S., research, develop and market dermatological products.

Summary of significant accounting policies

Basis for preparation of the consolidated financial statements

The consolidated financial statements for Biofrontera AG for the financial year from 1 January 2018 to 31 December 2018 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC and applicable on the balance sheet date.

Biofrontera AG is the parent company, which prepares consolidated financial statements for the group companies.

The consolidated financial statements as of 31 December 2018 are presented in euros (EUR) or thousands of euros. Rounding differences can arise in the tables due to rounding.

On 25 April 2019, the Management Board approved the consolidated financial statements for the financial year ending 31 December 2018 for publication and forwarding to the Supervisory Board.

Changes in accounting standards

The accounting policies applied are consistent with those applied on 31 December 2017, with the exception of the new and revised standards and interpretations described below that were applied for the first time starting with the 2018 financial year.

Standard	Description	Mandatory application for Biofrontera	Effects
Amendment to IFRS 2	Classification and Measurement of Share-based Payment Transactions	1 January 2018	No effects
Amendment to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018	No effects
IFRS 9	Financial Instruments	1 January 2018	See below
IFRS 15	Revenue from Contracts with Customers	1 January 2018	See below
Amendment to IFRS 15	Effective date of IFRS 15	1 January 2018	See below
Amendment to IFRS 15	Clarifications to IFRS 15	1 January 2018	See below
Amendment to IAS 40	Transfers of Investment Property	1 January 2018	No effects
IFRIC 22	Foreign Currency Transactions and Advance Consideration	1 January 2018	No effects
Annual Improvements to IFRSs	Annual Improvements to IFRSs Cycle 2014-2016 (IFRS 1 and IAS 28)	1 January 2018	No effects

Biofrontera AG

Notes to the Consolidated Financial Statements

First-time application of IFRS 9

For the 2018 financial year, Biofrontera applied the new standard IFRS 9 “Financial Instruments” for the first time. The standard replaces the previous provisions of IAS 39 on the recognition and measurement of financial instruments. The impact of the new regulations on Biofrontera is as follows:

●	Biofrontera holds financial assets mainly in the form of cash, cash equivalents and trade receivables. The assets were allocated to the “loans and receivables” category under IAS 39. Under the new categorization rules, they are categorized as “held at amortized cost”. The new impairment model for debt instruments, which applies to trade receivables in the form of the simplified approach, leads in some cases to earlier recognition of impairments. At Biofrontera, this did not result in any changes to the valuation as of 1 January 2018 compared with 2017.

●	In the case of financial liabilities, which primarily consist of bank borrowings and bond liabilities, as well as trade payables, the first-time application of the new standard has no effect on recognition and measurement. This applies in particular to the EIB loan, which for accounting purposes continues to be split between the liability component and the performance component embedded as a derivative.

●	The new rules of IFRS 9 on hedge accounting are of no significance for Biofrontera, as the company has not designated any hedging relationships.

Biofrontera has made use of the option to simplify the first-time application of IFRS 9. Accordingly, the financial instruments held as of 31 December 2017 were reclassified with effect from 1 January 2018 as shown below. No effects arose for the valuation methods applied and the carrying amounts.

Reconciliation of the carrying amounts of financial assets

Financial assets	IAS 39 as at 31.12.2017			IFRS 9 as at 01/01/2018
in EUR thousands	Carrying amount	Measurement category	Remeasurement adjustment	Carrying amount	Measurement category
Cash and cash equivalents	11,083	LaR	-	11,083	AC
Trade receivables	1,561	LaR	-	1,561	AC
Other financial assets	571	LaR	-	571	AC

LaR:	Loans and Receivables (financial assets measured at amortized cost)
AC:	Amortized Cost (hold - financial assets measured at amortized cost)

Reconciliation of impairments relating to financial assets

Biofrontera calculates the credit risk of trade receivables as the probability-weighted amount of the expected shortfall in payments compared to the contractual payment claims. In addition to individual factors, the basis for estimating expected credit losses is the general experience of collecting receivables in the past. The company adjusts the fixed allowance rates derived from them, based on the extent of aged receivables, in the event of significant changes in the economic environment. Based on the experience of Biofrontera in the past, no value adjustment for expected credit losses as at 1 January 2018 had to be recognized.

As of 1 January 2018, Biofrontera waived the recognition of valuation allowances for expected credit losses for reasons of materiality. Due to the consistently good creditworthiness of Biofrontera’s customers and the relatively short term of the receivables, the default risk is low in absolute terms. Historically, outstanding receivables have been received within the agreed upon payment terms.

Biofrontera AG

Notes to the Consolidated Financial Statements

Reconciliation of the carrying amounts of financial liabilities

Financial liabilities	IAS 39 as at 31.12.2017			IFRS 9 as at 01/01/2018
in EUR thousands	Carrying amount	Measurement category	Remeasurement adjustment	Carrying amount	Measurement category
Trade payables	1,621	FLAC	-	1,621	AC
Financial liabilities	11,973	FLAC	-	11,993	AC
Other financial liabilities	20	FLAC	-	29	AC
Financial liabilities	552	FVTPL	-	552	FVTPL

FLAC	Financial liabilities at amortized cost (other liabilities at amortized cost)
AC:	Amortized cost (financial liabilities measured at amortized cost)
FVTPL:	Fair value through profit or loss (financial liabilities at fair value through profit or loss)

First-time adoption of IFRS 15 Revenue from Contracts with Customers

Since the 2018 financial year, the timing and amount of revenues to be reported in the consolidated income statement have been determined in accordance with IFRS 15 “Revenue from Contracts with Customers”. Revenue recognition follows a five-step process. After assessing whether a contract with a customer exists (step 1), a decision has to be taken as to whether the agreement should be split into separate performance obligations, which should be assessed separately for the purposes of recognizing revenue (step 2). In this case, the total consideration expected by the entity must be determined (step 3) and allocated appropriately to the identified benefit performance (step 4). Revenue is recognized when and to the extent that the performance obligations have been performed. To this end, upon transfer of control to the customer of the agreed goods or services is when revenue is to be recognized.

Control is expressed in the ability to direct the use of goods and services and to appropriate the benefits associated with them. It can be transferred to the customer at a certain point in time or over a period of time. The performance obligations assumed by Biofrontera in customer contracts are fulfilled almost without exception by the transfer of goods and consequently at a certain point in time.

Biofrontera applied the new revenue recognition standard for the first time on 1 January 2018 using the modified retrospective method. For this purpose, customer contracts not yet fully performed as of 1 January 2018 were treated as if IFRS 15 had been applied to them from the outset. Changes to existing contracts or other matters, which would have required a different revenue recognition compared to the principles applied so far, did not exist. . Accordingly, the transition to the new revenue recognition rules did not result in any adjustment to retained earnings. The comparative information for the previous year has not been adjusted. The new standard also had no impact on Biofrontera’s consolidated balance sheet and consolidated income statement in the 2018 financial year.

IFRS 15 may lead to changes in the presentation of financial information in the balance sheet. Contract assets are to be recognized if the due date of the consideration for a fulfilled performance obligation is not only dependent on the passage of time. Payments by customers for goods or services still to be transferred and unconditional obligations by customers to make payments before the transfer of goods or services result in the recognition of a contractual liability. As of 1 January 2018, no contract assets or contract liabilities required recognition. Accordingly, revenues for the 2018 financial year do not include any amounts recognized as contract liabilities on the first-time adoption date. Revenues from performance obligations fulfilled in previous financial years were also recognized to only an insignificant extent.

Apart from expanded disclosure requirements, the first-time adoption of IFRS 15 resulted in no effects.

Biofrontera AG

Notes to the Consolidated Financial Statements

Future changes in accounting standards

Biofrontera has not implemented early adoption or does not intend to implement early adoption of the following standards, interpretations and amendments to the set of regulations approved by the IASB:

Standard	Description	Mandatory application for Biofrontera	Expected effects
Amendment to IFRS 3	Definition of a Business	1 January 2020	No effects
Amendment to IFRS 9	Early repayment regulations with negative compensation	1 January 2019	No effects
IFRS 16	Leases	1 January 2019	See below
Amendment to IAS 19	Plan Amendment, Curtailment or Settlement	1 January 2019	No effects
Amendment to IAS 28	Investments in Associates and Joint Ventures	1 January 2019	No effects
IFRIC 23	Uncertainties over Income Tax Treatments	1 January 2019	No effects
Annual Improvements to IFRSs	Annual Improvements to IFRSs Cycle 2015-2017	1 January 2019	No effects
Amendment to IAS 1, IAS 8	Definition of Material	1 January 2020	No effects
Amendments to References to the Conceptual Framework	References to the Conceptual Framework	1 January 2020	No effects
IFRS 17	Insurance Contracts	1 January 2021	No effects

IFRS 16 Leases

For financial years beginning on or after 1 January 2019, IFRS 16 requires the application of a new lease standard. Contrary to the previous accounting guidance, it provides for lessees to recognize on the balance sheet the rights of use and lease liabilities resulting from leases. The previous distinction between operating leases, which are generally off-balance sheet, and finance leases, which are reflected in the balance sheet, is therefore no longer applicable. The lease liability to be carried as a liability is calculated as the present value of the expected future payments to be made to the lessee. They are updated using the effective interest method. The right to use the underlying asset to be recognized in return is to be recognized at cost at the inception of the lease. In addition to the leasing payments, any initial direct costs of the lessee and disposal costs are included in the calculation. Incentive payments granted by the lessor are to be deducted. The capitalized right of use must be amortized and tested for impairment if indications of impairment exist. The new accounting guidance for lessors is consistent to the previous accounting guidance. Finally, changes have been made to the disclosure of leases and to the reporting in the notes to the financial statements.

The leasing contracts entered into by Biofrontera as lessee mainly relate to buildings and vehicles used for operational and administrative purposes. The company will apply the new accounting standard under the modified retrospective method to leases with a remaining term of more than one year as of 1 January 2019. Leases of lesser value are excluded.

The carrying amounts of the rights of use and lease liabilities to be recognized are carried forward as if the new standard had already been applied in the past. Future lease payments are to be discounted at the imputed interest rate of the lessor or, if not available, at the marginal borrowing rate on the date of first application. Differences between the carrying amounts of the lease rights to be recognized for the first time and the lease liabilities change the Group’s reserves, taking deferred taxes into account. The previous year’s figures have not been adjusted.

Biofrontera has decided to make use of the expedients available of IFRS 16.6 for expenses from leasing relationships with a remaining term of no more than one year and from leasing relationships with a low value, and to immediately expense monthly leasing instalments, in other words, applying the same accounting treatment as with IAS 17.

Biofrontera AG

Notes to the Consolidated Financial Statements

According to current estimates, management expects the transition to the new lease accounting to lead to the following changes in the consolidated balance sheet

●	an increase in non-current assets due to the capitalization of rights of use in the amount of EUR 2,335 thousand;

●	an increase in balance sheet liabilities due to the recognition of leasing liabilities in the amount of EUR 2,302 thousand;

●	a decrease in the loss carried forward in the amount of EUR 26 thousand.

The actual impact could result in a higher or lower value.

Effects on the consolidated income statement are expected in the form of higher depreciation (an expected increase of EUR 262 thousand) and higher interest expenses (an expected increase of EUR 25 thousand). Offsetting this, leasing expenses recorded under other operating expenses will be reduced.

The above information does not take into account leases that take effect or are concluded after 1 January 2019.

Biofrontera will not report the rights of use and leasing liabilities separately on the balance sheet, but will include them in line items containing comparable assets and liabilities.

The exercise of the contractual option under the operating lease agreements for lamps (BF-RhodoLED® PDT lamp) was only exercised to a minor extent. Therefore, the first-time application of the new leasing standard will not have any material impact on Biofrontera as a lessor.

Basis of consolidation

The consolidated financial statements for the financial year ending 31 December 2018 include the financial statements of the parent company, Biofrontera AG, and the subsidiary companies in which the parent has a direct majority of the voting rights. The following companies have been included in the consolidated financial statements:

1.	Biofrontera Bioscience GmbH, Leverkusen, Germany, with a direct interest of 100%

2.	Biofrontera Pharma GmbH, Leverkusen, Germany, with a direct interest of 100%

3.	Biofrontera Development GmbH, Leverkusen, Germany, with a direct interest of 100%

4.	Biofrontera Neuroscience GmbH, Leverkusen, Germany, with a direct interest of 100%

5.	Biofrontera Inc., Wakefield, Massachusetts, U.S., with a direct interest of 100%

The basis for the consolidation of the companies included in the consolidated financial statements are the financial statements (or HBII pursuant to IFRS) of these companies prepared for 31 December 2018 pursuant to uniform principles. The consolidated financial statements as of 31 December 2018 have been prepared on the basis of uniform accounting policies (IFRS).

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

Biofrontera AG

Notes to the Consolidated Financial Statements

Reclassification of prior year figures

Deferred liabilities, which had been disclosed as of December 31, 2017 in the balance sheet under the line item “Other provisions” have been reclassified as of December 31, 2018 to the balance sheet line items “Trade payables” and “Other current liabilities”, respectively. As their underlying positions have a significantly lower degree of estimation uncertainty than the provisions disclosed as of December 31, 2018, this reclassified presentations provides a reliable and more relevant information (IAS 8.14 (b)). The previous year’s figures were reclassified to conform to the current year presentation. As a result, the line item “Other provisions” now being presented as of December 31, 2017 was reduced by a total amount of 1.973 TEUR, while the line items “Trade payables” increased by 537 TEUR and “Other current liability” by 1.436 TEUR, respectively.

Translation of amounts in foreign currencies

The consolidated financial statements as of 31 December 2018 have been prepared in EUR (or thousands of EUR), which is the functional currency of all the German companies included in the consolidated financial statements, and is the Group’s reporting currency.

For subsidiaries with a functional currency that is the local currency of the country in which they have their registered office, the assets and liabilities that are recognized in the foreign currency on the balance sheets of the foreign, economically independent subsidiaries, are converted to euros applying the relevant period-end exchange rate (2018: 1.1445 USD/EUR, 2017: 1.2022 USD/EUR, 2016: 1.052 USD/EUR). Income and expense items are translated applying the average exchange rates applicable to the relevant period (2018: 1.1818 USD/EUR, 2017: 1.1301 USD/EUR, 2016: 1.107 USD/EUR). The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components (2018: EUR -702 thousand, 2017: EUR 854 thousand, 2016: EUR -153 thousand).

Transactions realized in currencies other than EUR are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses resulting from such translation are recognized in the income statement in the amount of EUR 650 thousand (2017: EUR -1,291 thousand).

Application of estimates

The preparation of the consolidated financial statements for 31 December 2018 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities as reported on the balance sheet date, and revenues and expenses arising during the financial year.

The main areas of application for assumptions, estimates and the exercise of discretion are the measurement of provisions, stock options, convertible bonds, EIB loans and income taxes and the determination of the useful lives of non-current assets. Estimates are also made as part of fair value measurement pursuant to IFRS 13. Estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances. They are continuously reviewed but may vary from the actual values.

The carrying amounts of items affected by estimates are presented in the respective notes to the consolidated financial statements.

Tangible assets

Pursuant to IAS 16, tangible assets are recognized on the balance sheet at historical acquisition and production cost less scheduled depreciation.

Depreciation of tangible assets is generally applied straight-line over the estimated useful life of assets (generally three to thirteen years). The main useful lives are unchanged:

●	IT equipment 3 years, straight-line

●	Fixtures and equipment 4 years, straight-line

●	Office and laboratory facilities 10 years, straight-line

●	Laboratory devices 13 years, straight-line

Biofrontera AG

Notes to the Consolidated Financial Statements

Since 1 January 2018, low value assets with purchase costs of between EUR 250 and EUR 1,000 have been booked to the year of acquisition as a single item for the relevant year, and are fully depreciated over five years.

Intangible assets

Purchased software is recognized at cost less amortization applied straight-line over a three-year useful life.

Purchased intangible assets consist of licenses and other rights. They are recognized at cost less accumulated amortization. These intangible assets are capitalized as assets and generally amortized straight-line over an estimated useful life of between 4 and 20 years.

Intangible assets under development relate to the further development of the BF-RhodoLED®. Furthermore, no development costs are capitalized, as the requirements for the recognition of internally generated intangible assets are not met.

No intangible assets exist with indefinite useful lives.

Borrowing costs are not recognized as part of the purchase cost of the acquired assets but are instead expensed in the period in which they arise, as the Group has no material qualifying assets in the meaning of IAS 23.5.

Impairment of financial assets

Biofrontera calculates the credit risk of trade receivables as the probability-weighted amount of the expected shortfall in payments compared to the contractual payment claims. In addition to individual factors, the basis for estimating expected credit losses is the general experience of collecting receivables in the past. The company adjusts the fixed allowance rates derived from them, based on the extent of aged receivables, in the event of significant changes in the economic environment.

Impairment of assets

The company tests non-current tangible and intangible assets for impairment when indications exist that the carrying amount of an asset exceeds its recoverable amount. A possible impairment loss on assets held for use is determined by comparing its carrying amount with the future cash flows expected to be generated by the asset. An impairment loss to be recognized is measured by Biofrontera at the amount by which the carrying amount of the asset exceeds its recoverable amount.

Financial Instruments

The financial instruments held by the Biofrontera Group on the balance sheet date primarily consist of cash and cash equivalents, trade payables and receivables as well as financial debt. Biofrontera does not deploy any financial derivatives, apart from the derivative embedded within the EIB loan (so-called performance component). These financial liabilities were allocated to the category “Financial liabilities measured at amortized cost”. The financial liabilities of the performance component measured at fair value are allocated to the category “Financial liabilities at fair value through profit or loss”. Due to the short terms of the trade payables and trade receivables, the carrying amounts of such items correspond to their fair values. The remaining receivables and liabilities are classified to the “Held” category. The financial liabilities are measured applying the effective interest method.

Inventories

Raw materials and supplies, as well as finished and unfinished goods, are recognized at the lower of cost or net realizable value. Borrowing costs are not capitalized. Cost is calculated applying the first-in-first-out method (FIFO). A value adjustment is made to the inventories on the balance sheet date if the net realizable value is lower than the carrying amount.

Biofrontera AG

Notes to the Consolidated Financial Statements

Trade receivables

Trade receivables are reported at their nominal value. Any value adjustments are booked directly against the relevant receivable. Receivables denominated in foreign currencies have been translated into euros applying the exchange rates on the balance sheet date, with any translation differences being recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, cheques and bank deposits with a term of up to three months at the time of acquisition, as well as current financial assets. These are measured at amortized cost.

Trade payables

Trade payables, as well as liabilities from current accounts and other liabilities are recognized at their redemption amount. Due to their short-term nature, the reported carrying amount reflects the fair value. Foreign currency liabilities are translated applying the period-end exchange rate. Exchange rate losses and gains are reported in the income statement.

Provisions

Provisions are formed if an obligation to third parties resulting from a past event exists, and is likely to result in an outflow of assets in the future, and if the effect on assets can be reliably estimated.

Share options

Share options (equity-settled share-based payments) are valued at the fair value on the date of granting. The fair value of the obligation is capitalized as a personnel expense over the retention period. Obligations relating to cash-settled share-based payment transactions are recognized as liabilities and are measured at the fair value on the balance sheet date. In the event that Biofrontera AG has the right to choose between payment in cash or payment using shares when a right is exercised, an increase in the capital reserve is initially performed pursuant to IFRS 2.41 and IFRS 2.43. The costs are recognized over the vesting period. The fair value of both cash-settled and equity-settled share-based payment transactions is generally determined using a generally accepted valuation model.

Convertible bonds

Convertible bonds are compound financial instruments which are to be allocated to a debt component (bond) and an equity component (conversion right) on initial recognition. The debt component (bond) is to be recognized at fair value when the contract is concluded. The fair value in this context is calculated by discounting the contractually determined future payments applying a standard market interest rate for a comparable bond without a conversion right. The issuer’s default risk is also to be taken into consideration. The equity component (conversion right) is calculated as the difference between the issue proceeds and the present value of the liability (residual value method).

The following distinction is made as part of subsequent recognition of the convertible bond: The debt component is subsequently measured at amortized cost applying the effective interest method. The equity component is not subject to any subsequent measurement.

Biofrontera AG

Notes to the Consolidated Financial Statements

EIB loan with an embedded derivative requiring separation

In May 2017, the company arranged a loan agreement for up to EUR 20.0 million with the European Investment Bank (EIB). The loan is unsecured and guaranteed by our major subsidiaries. Originally, it was available in tranches within a two-year period. At the beginning of 2019, it has been extended for another year. In July 2017, the company drew down a first tranche of EUR 10.0 million, with a further tranche of EUR 5.0 million being drawn down after the reporting date in February 2019. A further tranche of EUR 5.0 million can be drawn after certain milestones have been reached. Each tranche must be paid back within five years after it has been made available. The loan contains three different interest components: 1) a variable interest component, entailing quarterly interest payments on the outstanding amounts based on 3-month EURIBOR plus a risk premium; 2) a fixed component at 6% per annum which is due at term-end, and 3) a performance component which is due at the term-end, and whose level is derived from the market capitalization of Biofrontera AG but limited to a 4% per annum interest rate.

The loan is carried forward at amortized purchase cost applying the effective interest method.

The performance component represents a separable financial instrument in the form of an embedded derivative, which is measured at fair value on each reporting date, and is to be classified to a fair value hierarchy of level 3. The market capitalization at maturity is the same as that of the measurement cut-off date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the first tranche is calculated based on a notional 0.64% participation rate in the market capitalization. This is discounted to the measurement cut-off date applying a market interest rate.

Income tax

In accordance with IAS 12, Biofrontera recognizes deferred taxes for valuation differences between IFRS valuation and tax law valuation. Deferred tax liabilities are generally recognized for all taxable temporary differences – claims from deferred taxes are only recognized to the extent that it is probable that taxable profits will be available to utilize the claims. The carrying amount of deferred income tax assets is reviewed on each balance sheet date and reduced to the extent that it is not probable that sufficient taxable profit will be available against which the deferred tax claim can be at least partially utilized. Previously unrecognized deferred income tax assets are reassessed on each balance sheet date and are recognized to the extent that it is probable from a current perspective that sufficient future taxable profit will be available to realize the deferred tax asset.

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

Revenue recognition

The company recognizes as revenue all income from product sales and the granting of licenses. The completed customer contracts contain only one performance obligation each. The company is entitled to a fixed consideration for the products sold and licenses granted. To the extent that obligations to take back expired goods have been agreed with customers, Biofrontera only recognizes revenue to the extent that it is highly probable that it will be possible to realize this amount, taking into account the proportion of products to be taken back as based on historical experience. The timing and amount of the revenues to be reported in the consolidated income statement are determined by the extent to which Biofrontera transfers control of the products to be supplied or the rights to be granted to the customers.

Most of the revenues are generated by product sales. In accordance with respective local legislation concerning the marketing of pharmaceuticals and medical products, Ameluz® is sold exclusively through pharmaceutical wholesalers or directly to hospitals in Germany, as well as directly to pharmacies and hospitals in other European countries. In the U.S., Ameluz® is reimbursed as a so-called “buy-and-bill drug” and consequently marketed directly to physicians. Revenue is recognized when the products are delivered to the respective customers. Additionally, in 2018 sales revenue was achieved through passing costs on to Maruho Co. Ltd as part of the development partnership that has been agreed.

Biofrontera AG

Notes to the Consolidated Financial Statements

In the case of direct sales of BF-RhodoLED®, the delivered products and services on which amounts are owed are settled only after complete installation has taken place. The installation service represents a pure ancillary service, as for legal reasons the lamp may only be used by the customer once it has been installed. In the U.S., some lamps are made available to physicians in return for a fee for an up to six-month evaluation period. A final decision to purchase does not need to be made until the end of this period. The company generated revenues from the monthly fees during the evaluation period, and from the sale of lamps.

Belixos® is predominantly distributed through Amazon and pharmaceutical wholesalers. Revenue from Amazon sales is recognized after transfer of control and payment by the customer. For sales to pharmaceutical wholesalers, revenue is recognized upon transfer of control. Based on experience, return rights granted with the sale through Amazon are exercised by customers only in very few cases.

Revenues are recognized less revenue-based trade taxes and sales deductions. Expected sales deductions, for example rebates and discounts, are recognized based on estimated values at revenue recognition. Payment terms for Ameluz® include short-term payment terms with a possibility for sales rebates.

Cost of sales

The cost of sales includes material costs for sold products, payments to third parties for services directly attributable to revenue generation and product manufacturing, as well as directly attributable personnel expenses and depreciation, as well as proportional overhead expenditures.

Research and development expenses

Pursuant to IAS 38, development costs are recognized as “intangible assets” under certain conditions. Research costs are recognized as costs as they are incurred. Development costs are capitalized if certain conditions are fulfilled depending on the possible outcome of development activities.

Estimates of such possible outcomes involve management making significant assumptions. In the management’s opinion, due to uncertainties related to the development of new products, the criteria prescribed under IAS 38.57 “Intangible Assets” for capitalizing development costs as assets are only fulfilled by the Biofrontera Group if the prerequisites for the expansion of the European approval and the approval in the U.S. are met, and if it is likely a future economic benefit will accrue to the company.

The research and development costs relating to the medication Ameluz®, which has been approved in Europe and the U.S., and to the company’s other research and development projects, are consequently expensed in the period in which they are incurred.

Intangible assets under development relate to the further development of BF-RhodoLED®, as this will generate future economic benefits.

Notes to the consolidated balance sheet

1. Intangible and tangible assets

The additions to intangible assets and to tangible assets in the reporting period arise mainly from the purchase of software (EUR 5 thousand; previous year: EUR 15 thousand), right-of-use assets connected with the prototype of the PDT lamp (EUR 10 thousand; previous year: EUR 90 thousand), from the capitalization of the costs of developing a new prototype of the PDT lamp (EUR 258 thousand; previous year: EUR 9 thousand), as well as further laboratory devices (EUR 115 thousand; previous year: EUR 194 thousand) and other fixtures and equipment (EUR 125 thousand; previous year: EUR 83 thousand). The asset disposals with acquisition/manufacturing costs totaling EUR 5,336 thousand (previous year: EUR 16 thousand) result mainly from intangible assets and relate in particular to the now fully depreciated right of use for the active ingredient ALA (aminolaevulinic acid) in the amount of EUR 5,068 thousand and the scrapping and discarding of tangible assets that are no longer usable in the amount of EUR 255 thousand (previous year: EUR 0 thousand).

Consolidated statement of changes in non-current assets in 2018 in EUR thousands

		Cost						Accumulated depreciation and amortization					Carrying amounts
		1 Jan. 18	Currency translation	Additions	Transfers	Disposals	31 Dec. 18	1 Jan. 18	Currency translation	Additions	Disposals	31 Dec. 18	31 Dec. 18	1 Jan. 18

I.	Tangible assets
	Operating and business equipment	4,089	5	240	-	230	4,104	3,343	1	194	229	3,309	795	746
II.	Intangible assets
	1. Software and licenses	458	-	5	-	17	446	428	-	16	17	427	21	30
	2. Right-of-use assets	6,188	-	10	(9)	5,088	1,100	5,570	-	545	5,080	1,035	66	618
	3. Intangible assets under development	-	-	258	9	-	267	-	-	-	-	-	267	-
		6,646	-	273	-	5,105	1,814	5,998	-	561	5,097	1,462	352	648
		10,735	5	513	-	5,335	5,918	9,341	1	755	5,326	4,771	1,147	1,394

Consolidated statement of changes in non-current assets in 2017 in EUR thousands

		Cost						Accumulated depreciation and amortization					Carrying amounts
		1 Jan. 17	Currency Translation	Additions	Transfers	Disposals	31 Dec. 17	1 Jan. 17	Currency translation	Additions	Disposals	31 Dec. 17	31 Dec. 17	1 Jan. 17

I.	Tangible assets
	Operating and business equipment	3,834	(7)	278	-	16	4,089	3,189	(2)	167	11	3,343	746	645
II.	Intangible assets
	1. Software and licenses	444	(1)	15	-	-	458	304	-	124	-	428	30	140
	2. Right-of-use assets	6,089	-	99	-	-	6,188	4,977	-	593	-	5,570	618	1,112
		6,533	(1)	113	-	-	6,646	5,281	-	717	-	5,998	648	1,252
		10,367	(8)	392	-	16	10,735	8,470	(2)	884	11	9,341	1,394	1,897

2. Inventories

Inventories as of balance sheet date are EUR 3,177 thousand (previous year: EUR 3,732 thousand). Inventories are comprised of finished products, work in progress, and raw materials and supplies at the sales companies.

In 2018, inventories were written down by EUR 187 thousand (2017: EUR 0 thousand and 2016: EUR 0 thousand).

3. Trade receivables

Trade receivables are mainly attributable to the sale of Ameluz®, the PDT lamp BF-RhodoLED® and the medical cosmetics product Belixos®. It is expected that all trade receivables will be settled within twelve months of the balance sheet date. Value adjustments for doubtful receivables have not been applied since no receivables existed that were significantly aged as of 31 December 2018. For 31 December 2017, no value adjustments were recognized as in the previous year.

4. Other financial assets

The other financial assets comprise mainly prepayments rendered for studies (EUR 614 thousand; previous year: EUR 446 thousand) and the deposits mainly for credit cards and leased vehicles (EUR 164 thousand; previous year: EUR 96 thousand). As in the previous year, no individual value adjustments were applied during the reporting year.

5. Other assets

Other assets mainly comprise of prepaid expenses (EUR 664 thousand; previous year: EUR 1,393 thousand). In the previous year, this item also included the deferred costs for equity procurement measures offset against capital reserves in connection with the IPO on The NASDAQ Capital Market on 14 February 2018.

As in the previous year, no individual value adjustments were applied during the reporting year.

6. Income tax reimbursement claims

These consist of claims for tax refunds relating to withheld capital gains tax, plus the Solidarity Surcharge (EUR 53 thousand; previous year: EUR 52 thousand).

7. Cash and cash equivalents

Cash and cash equivalents relate to cash in hand, checks, bank deposits and money deposits with a term of up to three months at the time of acquisition amounting to a total of EUR 19,451 thousand (previous year: EUR 11,083 thousand). The carrying amounts of the cash and cash equivalents correspond to their fair value, due to the short-term nature of these investments.

8. Deferred income tax

In the 2018 financial year, deferred taxes in the amount of EUR 10,486 thousand were capitalized for the first time on loss carryforwards to the extent that these can probably be offset against future taxable earnings. This is based on a planning period of five years. These relate to the deferred tax assets on losses carried forward for Biofrontera Pharma GmbH to be recognized for the first time as of 31 December 2018. The subsidiary has already generated profits in the second half of 2018 thanks to the increased business volume and it can be assumed that Biofrontera Pharma GmbH will continue to generate positive results in the future and thereby utilize its tax loss carryforwards.

Further loss carryforwards within Biofrontera AG amounting to EUR 188 thousand were capitalized to the extent that they are offset by deferred tax liabilities in the same amount.

Biofrontera AG

Notes to the Consolidated Financial Statements

The following table shows changes in the Group’s existing deferred tax assets deriving, as a matter of principle, from tax loss carryforwards:

	31.12.2018		31.12.2017
in EUR thousands	Loss carried forward	Deferred tax assets	Loss carried forward	Deferred tax assets
Corporation tax including Solidarity Surcharge	131,928	20,884	119,725	18,947
Business tax	118,548	19,703	107,962	17,949
U.S. corporation tax	14,452	3,613	8,026	2,007
Total		44,200		38,903

These loss carryforwards have an unlimited carryforward period under current German law.

In the USA, tax loss carryforwards can be carried forward for 20 years up to 31 December 2017, and from 1 January 2018 they can be deducted indefinitely.

Deferred taxes on losses carried forward are capitalized to the extent that they can probably be offset against future profits or to the same extent are offset by deferred tax liabilities. Due to the lack of predictability regarding the remaining future taxable profits, the existing deferred tax assets deriving from loss carryforwards (EUR 33,526 thousand; previous year EUR 38,903 thousand) and deferred tax assets of EUR 782 thousand (previous year EUR 321 thousand) were not recognized on the balance sheet, in accordance with IAS 12.34.

	31.12.2018		31.12.2017
in EUR thousands	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Loss carryforwards	10,674	-	-	-
Non-current assets	-	(87)	-	-
- Intangible assets	-	-	-	-
- Tangible assets	-	-	-	-
- Financial assets
Current assets
-Receivables and other assets	59	-	-	-
Non-current liabilities
- Provisions	-	(82)	-	-
Current liabilities
-Provisions	-	(152)	-	-
-Liabilities and other	-	(12)	-	-
Total	10,733	(333)	-	-
Netting of deferred tax assets and liabilities	(333)	333	-	-
As recognized on balance sheet	10,400	-	-	-

Biofrontera AG

Notes to the Consolidated Financial Statements

The following provides a reconciliation between expected and actual reported income tax expense, with the output value being based on the rounded income tax rate of 32.5% currently applicable to the Biofrontera Group:

in EUR thousands	31.12.2018	31.12.2017	31.12.2016
Consolidated earnings before tax	(19,269)	(16,102)	(10,579)
Expected income tax reimbursement at the tax rate of the parent company	6,252	5,226	3,433
Differences arising from different tax rates	(685)	586	215
Adjustment of deferred taxes due to tax rates
- from temporary differences	-	(121)	(145)
- from loss carryforwards	-	(1,014)	(251)

Tax increases due to non-deductible expenses	(100)	(646)	(238)
Changes in unrecognized deferred tax assets
- from active temporary differences	(895)	(194)	(241)
- from loss carryforwards	5343	(4,161)	(2,529)
Other effects	475	323	(248)
Income taxes as per statement of comprehensive income	10,391	-	-

9. Equity

Share capital

The fully paid in share capital of the parent company, Biofrontera AG, amounted to EUR 44,632,674 on 31 December 2018. It was divided into 44,632,674 registered shares with a nominal value of EUR 1.00 each. On 31 December 2018, the share capital amounted to EUR 38,416,828.

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

In November 2016, 49,990 subordinated convertible 2016/2021 bonds were issued in a total nominal amount of EUR 5.0 million (“convertible bond”). The bonds were offered at a subscription price of 100% of the nominal value per bond in a denomination of EUR 100.00 per bond, and were fully placed. Shareholders were granted indirect subscription rights to the bonds. The conversion price amounted initially to EUR 3.00 per share, EUR 4.00 per share from 1 January 2017 and EUR 5.00 per share from 1 January 2018. Shareholders were granted statutory subscription rights in a 607:1 ratio at an issue price of EUR 100.00 per bond. The total issue volume amounted to EUR 5.0 million. In the 2017 financial year, bonds in a nominal amount of EUR 106,800 were converted into the company’s shares. Pursuant to section 12 of the bonds’ terms and conditions, the conversion price was reduced in March 2018 by EUR 0.25 to EUR 4.75. In the 2018 financial year, further bonds in a nominal amount of EUR 33 thousand were converted into the company’s shares. On April 30, 2018, the remaining nominal amount of EUR 50 thousand was repaid in cash.

Biofrontera AG

Notes to the Consolidated Financial Statements

The exercising of 751,460 warrant rights from the 2011/2016 warrant bond generated issue proceeds of EUR 2.2 million in the 2016 financial year.

On 23 December 2016, the company’s Management Board approved the issue of a further convertible bond, which was placed in full in an amount of EUR 5.0 million in January 2017. The bond’s initial conversion price amounts to EUR 3.50, to EUR 4.00 from 1 April 2017 and to EUR 5.00 from 1 January 2018. The bonds carry 6% per annum interest on the par value from 1 February 2017. Unless previously converted, the bond is to be repaid in cash on 1 January 2022. As of 31 December 2018, bonds in a nominal amount of EUR 2,403,200 were converted into the company’s shares. Pursuant to section 11 of the bonds’ terms and conditions, the conversion price was reduced in March 2018 by EUR 0.25 to EUR 4.75.

In February 2018, the company’s share capital against cash capital contributions increased by EUR 6.0 million through issuing 6,000,000 new ordinary registered shares from approved capital. Statutory subscription rights were granted to the shareholders. Any shares not subscribed by statutory subscription rights were offered to investors in the U.S. in the form of ADS (American Depositary Shares). The subscription price per share amounted to EUR 4.00. The capital increase was fully placed. The net issue proceeds amounted to EUR 21.6 million.

In the 2018 financial year the company’s share capital was further increased in an amount of EUR 195,500 by issuing 195,500 shares through the conversion of options from the employee share option program 2010.

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

The introduction on The NASDAQ Capital Market in the U.S. occurred on 13 February 2018. Shares in Biofrontera AG are traded there as American Depositary Shares (ADS) under the ticker symbol BFRA. One ADS securitizes the right to two ordinary shares of Biofrontera AG.

As part of a subscription rights offer to all existing shareholders and a simultaneous public offering to investors in the U.S., a total of 6,000,000 new shares with a notional nominal value of EUR 1.00 per share were offered and successfully placed at a subscription price of EUR 4.00 per share. The subscription price per ADS amounted to USD 9.88.

The numbers of shares held by the shareholders on 31 December 2018, based on the most recent mandatory disclosures, are as follows:

	31.12.2018	31.12.2017	31.12.2016
Maruho Deutschland Co., Ltd., Osaka Japan The total share of voting rights is assigned to Maruho Co., Ltd, Osaka, through the company Maruho Deutschland GmbH, Düsseldorf, which is controlled by the former.	8,891,843	7,631,586	7,631,586
Wilhelm Konrad Thomas Zours The voting rights through the chain of subsidiaries listed below are attributed to Mr. Zours:	8,935,384	3,400,907	3,400,907
● DELPHI Unternehmensberatung AG
● VV Beteiligungen AG
● Deutsche Balaton AG
● Deutsche Balaton Biotech AG
● Prisma Equity AG
Liechtensteinische Landesbank AG (LLB), Vienna, Austria (previously: Semper Constantia Invest GmbH)	-	1,165,212	NA
Universal-Investment-Gesellschaft mbH, Frankfurt am Main, Germany The share of voting rights is attributed to Universal-Investment GmbH through the company FEHO Vemögensverwaltungsgesellschaft.	-	799,463	799,463
Free float	26,805,447	25,419,660	25,890,477
Total	44,632,674	38,416,828	37,722,433

Biofrontera AG

Notes to the Consolidated Financial Statements

In the event of the company achieving an annual surplus, the Management and Supervisory boards are authorized to transfer all or part of the annual surplus that remains, after deduction of the sums to be placed in the legal reserves and of a loss carried forward, to retained earnings. It is not permissible to transfer more than half of the annual surplus to retained earnings if, after such a transfer, the other retained earnings would exceed half of the share capital. The shareholders’ share of profits are calculated based on the size of their holding of the share capital.

Authorized capital

The authorized capital consisted of three share capital amounts.

The conditional increase in the share capital (Authorized Capital I) of EUR 6,434,646 was approved on 28 August 2015, of which is EUR 4,116,855 still available as at 31 December 2018. Authorized Capital I serves to secure the granting of option rights and the agreement of option obligations in accordance with the bond terms and conditions.

The conditional increase in the share capital (Authorized Capital III) of EUR 542,400 was approved on 28 February 2015, of which is EUR 346,900 still available as of 31 December 2018, and serves exclusively to fulfill option rights granted on 1 July 2015 on the basis of the Annual General Meeting (“AGM”) of 2 July 2010.

The conditional increase in the share capital (Authorized Capital V) of EUR 1,814,984 approved on 28 February 2015 serves exclusively to fulfil option rights granted on 27 August 2020 on the basis of the annual general Meeting (“AGM”) on 28 August 2015.

Convertible bond 2016/2021

In November 2016, 49,990 subordinated convertible 2016/2021 bonds were issued in a total nominal amount of EUR 4,999,000 (“convertible bond”). Shareholders were granted indirect subscription rights to the bonds. Shareholders were granted statutory subscription rights in a 607:1 ratio at an issue price of EUR 100.00 per bond.

The conversion price amounted initially to EUR 3.00 per share, EUR 4.00 per share from 1 January 2017 and EUR 5.00 per share from 1 January 2018. In the 2018 financial year, further bonds in a nominal amount of EUR 32,700 (previous year: EUR 106,800 thousand) were converted into the company’s shares. Pursuant to section 12 of the bonds’ terms and conditions, the conversion price was reduced in March 2018 by EUR 0.25 to EUR 4.75.

On 30 April 2018, the 2016/2021 Convertible Bond was repaid early in the amount of EUR 50,300, plus accrued interest.

Biofrontera AG

Notes to the Consolidated Financial Statements

Convertible bond 2017/2022

On 23 December 2016, the company’s Management Board approved the issue of a further convertible bond, which was placed in full in an amount of EUR 5.0 million in January 2017.

The bond’s initial conversion price amounts to EUR 3.50, to EUR 4.00 from 1 April 2017 and to EUR 5.00 from 1 January 2018. Pursuant to section 11 of the bonds’ terms and conditions, the conversion price was reduced in March 2018 by EUR 0.25 to EUR 4.75. The bonds carry 6% annual interest on their par value from 1 February 2017. Unless previously converted, the bond is to be repaid in cash on 1 January 2022.

As of 31 December 2018, bonds in a nominal amount of EUR 2,403,700 were converted into the company’s shares.

The conditional increase in the share capital (Authorized Capital I) of EUR 6,434,646 approved on 28 August 2015. of which is EUR 4,116,855 still available as at 31 December 2018.

2010 share option program

At the AGM on 2 July 2010, the Management and Supervisory boards proposed a share option program for employees to the AGM, which approved the initiative. Accordingly, the Management Board, or the Supervisory Board if the beneficiaries are Management Board members, are entitled to issue up to 839,500 share options, the exercising of which is linked to specific targets.

The program has a total nominal volume of EUR 839,500 and a term of six years from the issue date, in other words, until 24 November 2016. For this, conditional capital amounting to EUR 839,500 was approved by means of the issuing of up to 839,500 registered no par value unit shares with a proportional amount of the share capital of EUR 1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on 30 July 2010 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2010 share option program was granted to members of the Management Board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG.

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

In accordance with the associated conditions, each subscription right that is granted entitles the beneficiary to acquire one new registered no par value unit share in the company. The exercise price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and in Xetra trading for the company’s shares on the ten trading days prior to the issuing of the share. However, the minimum exercise price shall amount to the proportionate share of the company’s share capital allocated to each individual no par value unit share, pursuant to Section 9 (1) of the German Stock Corporation Act (AktG).

The options granted can only be exercised after expiry of a vesting period. The vesting period is four years from the respective date of issue. A prerequisite for the whole or partial exercising of the options is that the following performance target is achieved:

Exercising the options from a tranche is possible, if at the beginning of the respective exercise period, the price (hereinafter referred to as the “reference price”) of a share in Biofrontera Aktiengesellschaft exceeds the exercise price by at least 20%, and a minimum reference price of EUR 5.00 is reached (hereinafter referred to as the “minimum reference price”). The reference price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and Xetra trading for the company’s shares between the 15th and the 5th stock market day (in each case inclusive) before the start of the respective exercise window. - The minimum reference price is adjusted in the following cases to align the specified performance target with changed circumstances:

Biofrontera AG

Notes to Consolidated Financial Statements

●	In the event of a capital increase from company funds being implemented by issuing shares, the minimum reference price is reduced by the same ratio as new shares issued compared to existing shares. If the capital increase is implemented from company funds without issuing new shares (Section 207 (2) Clause 2 of the German Stock Corporation Act [AktG]), the minimum reference price is not changed.

●	In the case of a capital reduction, no adjustment of the minimum reference price is implemented, provided that the total number of shares is not changed by the capital reduction, or if the capital reduction is connected to a capital repayment or purchase of treasury shares. In the case of a capital reduction performed by consolidating shares without capital repayment and in the case of increasing the number of shares with no associated change in capital (share split), the minimum reference rate increases in line with the capital reduction or share split.

Other adjustments to the minimum reference price are not implemented.

The exercising of options is limited to the following time periods (hereinafter “exercise windows”), in other words, only declarations of exercising of rights submitted to the company within an exercise window will be considered:

a)	on the 6th and subsequent 14 banking days after the date of the AGM (exclusive),
b)	on the 6th and subsequent 14 banking days after the date of submission of the semi-annual or quarterly report or an interim statement by Biofrontera AG (exclusive)
c)	in the period between the 15th and 5th banking day prior to the expiration of the option rights of the respective expiration day (exclusively).

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

As this share option scheme entails share-based payment transactions in which the terms of the arrangement provide the company with a choice of settlement, the company has decided, in accordance with IFRS 2.41 and IFRS 2.43, to recognize the transactions pursuant to the provisions for equity-settled share-based payments (IFRS 2.10-29). For this reason, the fair value of a share from this share option program with a grant date of 24 November 2010 was determined, on the basis of a binomial model, to have a fair value of EUR 0.57 / share option. The pro rata amounts are recognized in instalments over the vesting period until the end of the vesting period as personnel expenses and as an increase in the capital reserve. Share price volatilities of 45.78% and 51.3% were applied in calculating the fair value of the options granted in 2010 and 2011, volatilities of 53.5% and 65% were applied for the options granted in 2012, volatility of 39.2% was applied for the options granted in 2013, and volatility of 32.3% for the options granted in 2014 (based on the reporting date volatility). A dividend yield of 0% was applied in all cases, as well as risk-free rates of respectively 1.75% and 1.21%, and 0.9% and 0.82% in 2012 as well as 0.71% in 2013 and 0.68% in 2014, and a standard 20% annual beneficiary turnover rate. No share options were issued in financial year 2015. The authorization to issue options under the 2010 share option program ended on 1 July 2015.

Biofrontera AG

Notes to Consolidated Financial Statements

The vesting period for the first tranche ran until 24 November 2014, and the vesting period for the second tranche ran until 30 September 2015 or 7 October 2015 respectively. The option rights from the first tranche expired on 24 November 2016 and from the second tranche the option rights expired on 30 September and 7 October 2017, respectively, as the exercise conditions were not met.

The vesting period for the third tranche ran until 23 March 2016 and 11 May 2016 respectively. On 5 March 2018, 40,000 options were converted after fulfilment of the exercise conditions. A further 32,500 options were converted on 2 May 2018. The remaining 19,000 options from this tranche expired on 3 May 2018.

The vesting period for the fourth tranche ended on 2 September 2017. A total of 65,500 options had been exercised from these tranches up to the reporting date.

The vesting period for the fifth tranche ended on 2 April 2018. Of these, 57,500 options had been converted by the balance sheet date.

A total of 153,750 (previous year: 141,750) options were forfeited by employees leaving the company. As of 31 December 2018, 137,850 (previous year: 364,350) option rights were exercisable.

In March 2018, the exercise prices were adjusted pursuant to section 11 of the options’ terms and conditions. The exercise price for the third tranche now amounts to EUR 3.02 and EUR 3.81 respectively, for the fourth tranche to EUR 3.093 and for the fifth tranche to EUR 3.15.

The cost expensed in the reporting period amounted to EUR 6 thousand (2017: EUR 42 thousand, 2016: EUR 62 thousand).

2010 share option program	31.12.2018	31.12.2017
Outstanding at the beginning of the period	364,350	439,500
Granted during the period	-	-
forfeited during the period	19,000	4,500
Exercised during the period	195,500	-
Expired during the period	12,000	70,650
Outstanding at the end of the period	137,850	364,350
Exercisable at the end of the period	137,850	-
Range of exercise prices for outstanding options	EUR 3.093 - 3.15	EUR 3.26 - 4.05
Weighted average of remaining contractual life	12 months	18 months

The Authorized Capital III for servicing options from this program amounts to EUR 346,900.

In addition, the share capital was increased by EUR 195,500.00, divided into 195,500 registered shares, from the conversion of options from the 2010 employee stock option plan during the 2018 financial year.

2015 share option program

At the AGM on 28 August 2015, the Management Board and Supervisory Board proposed a new share option program for employees to the Annual General Meeting, which approved the initiative. Accordingly, the Management Board or, to the extent that the beneficiaries are Management Board members, the Supervisory Board, are entitled until 27 August 2020 to issue up to 1,814,984 subscription rights to up to EUR 1,814,984 of the company’s ordinary registered shares, the exercise of which is tied to certain targets.

Biofrontera AG

Notes to Consolidated Financial Statements

The program has a total nominal volume of EUR 1,814,984 and a term of five years from the issue date, in other words, until 27 August 2020. For this, conditional capital amounting to EUR 1,814,984 was approved by means of the issuing of up to 1,814,984 registered no par value unit shares with a proportional amount of the share capital of EUR 1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on 18 September 2015 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2015 share option program was granted to members of the Management Board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG. The granting of options is made without any payment being provided in return.

The conditions of the 2015 share option program are to a large extent identical to those of the 2010 share option program, therefore, with respect to the 2015 share option program, we refer to the explanations of the conditions of the share option program 2010 provided above. However, 20 banking days are being used instead of 14 banking days.

The inclusion of a “comparison with a reference index” as performance target instead of “achievement of a minimum reference price of EUR 5.00” as performance target is deemed to be a major difference in the conditions of the 2015 share option program compared to the 2010 share option program. The fair value of each option of this share option program was calculated on the grant date of the first tranche on 18 April 2016 based on a Monte Carlo risk simulation at a fair value of EUR 1.00/option. The fair value of a stock option under this option program was determined at the grant date of 1 December 2016 on the basis of a Monte Carlo risk simulation with a fair value of EUR 1.30/stock option, at the grant date of 28 April 2017 on the basis of a Monte Carlo risk simulation with a fair value of EUR 1.50/stock option, and at the grant date of 28 November 2016 on the basis of a Monte Carlo risk simulation with a fair value of EUR 1.48/stock option, and at the grant date 7 May 2018 on the basis of a Monte Carlo risk simulation with a fair value of EUR 2.35/share option. When measuring the fair value of the options granted in 2016, the volatility of the share price in the 1st tranche was 50.6%, in the 2nd tranche 49.0%, in the 3rd tranche 47%, in the 4th tranche 46%, and in the 5th tranche of 47%. The first tranche is based on daily prices and annualized on the assumption of 250 trading days per year, the second tranche is based on daily prices and annualized on the assumption of 250 trading days per year and the third tranche is based on daily prices and annualized on the assumption of 250 trading days per year, and 7.00% for the 2nd tranche, 7.5% for the 3rd tranche, 7.6% for the 4th tranche and the 5th tranche (based on the Capital Asset Pricing Model (CAPM)) and a total risk-adjusted interest rate of 5.92% for the 1st tranche and 13.26% for the 2nd tranche, 13.94% for the third tranche, 14.05% for the fourth tranche and 14.03% for the fifth tranche, as well as an annual turnover of the beneficiaries of 12% and 9% respectively is assumed for both tranches in the case of the fifth tranche.

On 18 April 2016, 425,000 options (first tranche) were issued with an exercise price per share of EUR 2.49. On 1 December 2016, a further 130,500 option rights (2nd tranche) were issued at an exercise price of EUR 3.28 each. On 28 April 2017, a further 329,000 options (3rd tranche) were issued at an exercise price of EUR 4.02 each and a further 300,500 options (4th tranche) at an exercise price of EUR 3.33 each. On 7 May 2018, 180,000 options were issued with an exercise price of EUR 5.73 each (5th tranche).

A total of 113,000 options were forfeited by employees leaving the company. Due to the vesting period, no options have yet been exercised or forfeited. The cost expensed in the reporting period amounted to EUR 257 thousand (2017: EUR 139 thousand, 2016: EUR 49 thousand).

In March 2018, the exercise prices were adjusted pursuant to section 13 of the options’ terms and conditions. The exercise price now amounts for the first tranche to EUR 2.25, for the second tranche to EUR 3.04, for the third tranche to EUR 3.78 and for the fourth tranche to EUR 3.09.

2015 share option program	31 December 2018	31 December 2017
Outstanding at the beginning of the period	1,143,500	548,000
Granted during the period	180,000	629,500
Forfeited during the period	69,500	34,000
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at the end of the period	1,254,000	1,143,500
Exercisable at the end of the period	-	-
Range of exercise prices for outstanding options	EUR 2.25 - 5.73	EUR 2.49 - 4.02
Weighted average of remaining contractual life	50 months	60 months

Biofrontera AG

Notes to Consolidated Financial Statements

Capital reserves

The capital reserves shown on the balance sheet comprise the capital reserve as well as the reserves from currency translation and the loss carried forward. The statement of changes in equity provides further information about the development of equity.

In accordance with IAS 32.37, equity procurement costs in connection with capital increases are deducted from the capital reserve in an amount of EUR 2,432 thousand for the year ended 31 December 2018.

Capital management

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

10.	Financial liabilities

The contractual interest and repayment obligations relating to convertible bonds and the EIB loan are composed on the balance sheet date as follows:

in EUR thousands	31.12.2018
	2019	2020	2021	2022	Total
Convertible bond 2017/2022:					2,595
Principal repayment				2,595
Interest payment	156	156	156	78	546
EIB loan
Principal repayment				10,000	10,000
Interest payment	405	433	461	5,039	6,338

in EUR thousands	31.12.2017
	2018	2019	2020	2021	2022	Total
Convertible bond 2016/2021:
Principal repayment				83		83
Interest payment	5	5	5	5		20
Convertible bond 2017/2022:
Principal repayment					2,662	2,662
Interest payment	160	160	160	160	80	720
EIB loan
Principal repayment					10,000	10,000
Interest payment	380	405	433	461	3,926	5,605

Biofrontera AG

Notes to Consolidated Financial Statements

Convertible bond 2016/2021

In November 2016, 49,990 subordinated convertible 2016/2021 bonds were issued in a total nominal amount of EUR 4,999,000 (“convertible bond”). The term of the 2016/2021 convertible bond begins on the date of its initial issue (“issue date”) and ends on 31 December 2020.

The individual bonds carry 6% annual interest on their par value from 1 January 2017 (inclusive). The interest payments are payable annually subsequently on 1 January of each year, commencing on 1 January 2018. The fair value of the convertible bond was calculated as part of the initial valuation using an interest rate of 7.9%.

The bonds can be converted into the company’s ordinary no par value registered shares, each of which has a nominal share of EUR 1.00 in the share capital. The shares are dividend-entitled from the year when the conversion right is exercised.

During the term, the holders of the bonds are entitled to convert all bonds into the company’s shares. The initial conversion price is staggered. From the start of the term until 31 December 2016, the initial conversion price amounts to EUR 3.00 per share. From 1 January 2017 until 31 December 2017, the initial conversion price amounts to EUR 4.00 per share. From 1 January 2018, the conversion price amounts to EUR 5.00 per share.

At the end of the term of the convertible bond, the company is entitled to deliver shares instead of repaying the bonds. Moreover, the company is entitled to convert the bonds into shares at any time if the average price of the company shares exceeds EUR 5.00 on one occasion. In both cases, the initial conversion price amounts to EUR 5.00.

As of 30 April 2018, bonds in a nominal amount of EUR 4,948,700 were converted into the company’s shares. In March 2018, the conversion price was reduced to EUR 4.75 pursuant to section 12 of the bonds’ terms and conditions.

On 30 April 2018, the 2016/2021 Convertible Bond was repaid early in the amount of EUR 50 thousand including accrued interest.

Convertible bond 2017/2022

On 23 December 2016, the company’s Management Board approved the issue of a further convertible bond, which was placed in full in an amount of EUR 5.0 million in January 2017. The term of the 2017/2022 convertible bond begins on the date of its initial issue (“issue date”) and ends on 31 December 2021.

The individual bonds carry 6% annual interest on their par value from 1 February 2017 (inclusive). The interest payments are payable annually subsequently on 1 January of each year, commencing on 1 July 2017. The fair value of the convertible bond was calculated as part of the initial valuation using an interest rate of 7.6%.

The bonds can be converted into the company’s ordinary no par value registered shares, each of which has a nominal share of EUR 1.00 in the share capital. The shares are dividend-entitled from the year when the conversion right is exercised.

During the term, the holders of the bonds are entitled to convert all bonds into the company’s shares. The initial conversion price is staggered. From the start of the term until 31 March 2017, the initial conversion price amounts to EUR 3.50 per share. From 1 April 2017 until 31 December 2017, the initial conversion price amounts to EUR 4.00 per share. From 1 January 2018, the initial conversion price amounts to EUR 5.00 per share. In March 2018, the conversion price was reduced to EUR 4.75 pursuant to section 11 of the bonds’ terms and conditions.

At the end of the term of the convertible bond, the company is entitled to deliver shares instead of repaying the bonds.

Biofrontera AG

Notes to Consolidated Financial Statements

As of 31 December 2018, bonds in a nominal amount of EUR 2,403,700 were converted into the company’s shares.

Loan agreement with the European Investment Bank

The liability component of the financial instrument is subsequently measured at amortized cost applying the effective interest method. As of 31 December 2018, the carrying amount of the liability component on this basis was EUR 9,887 thousand (previous year: EUR 9,138 thousand).

As a variable interest component and also as a separable financial instrument in the form of an embedded derivative, the performance component is subsequently measured at fair value. As of 31 December 2018, the discounted interest payment or fair value of the performance component amounted to EUR 1,080 thousand (previous year: EUR 522 thousand).

11.	Trade payables

The trade payables (EUR 1,805 thousand; previous year: EUR 1,620 thousand) increased by EUR 185 thousand from the previous year.

12.	Other provisions

Current and non-current other provisions report the following changes:

Other current provisions

in EUR thousands	01.01.2018	Utilization	Released	Added	Translation difference	31.12.2018
Outstanding invoices	393	262	34	840	7	944
Costs for financial statements and auditing	143	141	2	224	-	224
Provisions for litigation costs, current	-	-	-	1,696	-	1,696
Other provisions	26	-	-	1	-	27
Total current provisions	562	403	36	2,761	7	2,891

Other non-current provisions

EUR thousands	01.01.2018	Utilized	Released	Added	Translation difference	31.12.2018
Provisions for litigation costs, non-current	-	-	-	1,545	-	1,545
Other non-current provisions	-	-	-	1,545	-	1,545

Other provisions concern various individually identifiable risks and contingent liabilities. Provisions classified as current are expected to lead to an outflow of economic benefits prospectively within the subsequent financial year and the non-current provisions prospectively within 2 years.

The companies included in the consolidated financial statements of Biofrontera AG are exposed to several threatened or pending legal proceedings, the outcome of which either cannot be determined or cannot be predicted due to the uncertainty associated with such legal proceedings. The claims asserted against Biofrontera were not carried as liabilities, as the Management Board asserts that claims cannot be estimated or probable to be incurred.

Biofrontera AG

Notes to Consolidated Financial Statements

In 2018, a total of EUR 3,241 thousand was accrued for costs to defend against litigation in connection with pending proceedings in the U.S. and Germany.

In March 2018, DUSA Pharmaceuticals Inc. (“DUSA”) filed a lawsuit in the District Court of Massachusetts against Biofrontera AG and its subsidiaries alleging infringement of its patents No. 9,723,991 and No. 8,216,289 by the sale of BF-RhodoLED® in the U.S.. In July 2018, DUSA amended its lawsuit to add claims for misappropriation of trade secrets, interference with contractual relations, and deceptive and unfair trade practices.

Although management believes that these claims lack merit and intends to defend them vigorously, we cannot guarantee that we will succeed.

The court largely rejected a motion by DUSA for a preliminary injunction, but ordered Biofrontera not to use documents or documents derived from other documents originating from DUSA. Although the court has made a preliminary determination that DUSA is reasonably likely to prevail over its non-patent claims, the court’s ruling is not final and Biofrontera continues to vigorously challenge DUSA’s allegations. In addition, Biofrontera filed motions for inter partes review with the Patent Trial and Appeal Board (PTAB) to invalidate the patents. On 26 February 2019, the PTAB issued decisions finding a reasonable likelihood of success on invalidity arguments for some claims, but nonetheless denying institution of the review petitions because the PTAB disagreed on the remainder of the claims.

We have incurred, and except to continue to incur, significant costs in defending these claims. In addition to internal human resources, we also mandate U.S. lawyers to defend the claims and we expect to have to divert significant employee resources, including management resources, to defend the claims.

13.	Other current liabilities

Other current liabilities (in EUR thousands)	31 December 2018	31 December 2017
Accrual for employee bonuses	2,099	1,162
Accrual for outstanding vacation	315	263
Payroll tax	267	184
Wages and salaries	141	89
Social security	13	29
Other	44	12
Total other current liabilities	2,879	1,739

14.	Reporting on financial instruments

The financial assets and liabilities can be subdivided into measurement categories with the following carrying amounts, and net gains and losses:

Financial assets (in EUR thousands)	Fair value as of 31.12.2018	Carrying amount as of 31.12.2018	Fair value as of 31.12.2017	Carrying amount as of 31.12.2017	Net gains (+) or losses (-) 31.12.2018	Net gains (+) or losses (-) 31.12.2017
Category: Held
Cash and cash equivalents	19,451	19,451	11,083	11,083	(10)	-
Trade receivables	3,397	3,397	1,561	1,561	1	(1)
Other financial assets	794	794	571	571	-	(13)
Financial receivables and assets	-	-	-	-	-	-
Total	23,642	23,642	13,215	13,215	(9)	(14)

Biofrontera AG

Notes to Consolidated Financial Statements

Financial liabilities (EUR thousands)	Fair value as of 31.12.2018	Carrying amount as of 31.12.2018	Fair value as of 31.12.2017	Carrying amount as of 31.12.2017	Net gains (+) or losses (-) 31.12.2018	Net gains (+) or losses (-) 31.12.2017
Financial liabilities at amortized cost
Financial liabilities, current	165	165	170	170	-	-
Trade payables	1,805	1,805	1,621	1,621	(13)	(48)
Other current financial liabilities	29	29	20	20	-	-
Financial liabilities, non-current	12,382	12,382	11,803	11,803	-	32
Total	14,382	14,382	13,614	13,614	(13)	(16)
Financial liabilities at fair value through profit or loss
Financial liabilities, non-current	1,080	1,080	552	552	-	(32)
Total	15,462	15,462	14,166	14,166	(13)	(16)

Under other operating expenses, Biofrontera reports value adjustments to trade receivables and miscellaneous financial obligations allocable to the “loans and receivables” category.

The net gains and losses generally include currency translation effects.

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

Biofrontera has financial instruments at level 3. No reclassifications between the individual fair value hierarchy levels were implemented in the 2018 financial year.

In the case of financial liabilities, non-current financial liabilities belong to level 3 (performance component of the EIB loan) (EUR 1.1 million, 31 December 2017: EUR 0.6 million).

Principles of risk management

As part of its operating activities, the Group is exposed to market price and credit risk, as well as liquidity risk, which could have an effect on its financial position and performance.

Market price risk: Interest-rate risk is deemed to be a low risk to the company as existing interest-rate modalities for the Biofrontera Group’s relevant financing facilities can generally be adapted to market conditions short-term to medium-term. The performance component represents one exception, although this is mitigated by a limit to 4% of the market price risk. No cash flow risk exists in relation to fixed interest warrant bonds. Due to the fixing of interest, no disadvantageous changes can occur to the interest payments. As the liabilities are not recognized at fair value but instead at amortized cost, there is also no fair value risk. The Biofrontera Group was exposed to foreign currency risks on the balance sheet date, especially as a result of the intragroup loan to the subsidiary Biofrontera Inc.

Biofrontera AG

Notes to Consolidated Financial Statements

As of 31 December 2018, Biofrontera held no financial positions that were exposed to interest rate risks.

Foreign currency risk: The Biofrontera Group was exposed to foreign currency risks on the balance sheet date, especially as a result of the intragroup loan to the subsidiary Biofrontera Inc. Trade receivables arise to a greater extent than in the past due to the expansion of business in the U.S. and are regularly reviewed for a potential default risk. Trade payables denominated in foreign currency are immaterial. The company does not enter into any hedging transactions. Currency exchange rate fluctuations are recognized in profit or loss.

The balance of financial assets and liabilities in foreign currencies amounts to EUR 27.0 million (previous year: EUR 13.1 million). A 5% change in the value of financial assets and financial liabilities in foreign currency would result in a change of EUR 1.4 million (2017: EUR 0.7 million; 2016: EUR 0.3 million) in the income statement item “Other expenses and income”.

Credit risk: A credit risk arises for the Group if transaction partners cannot meet their obligations by the normal payment deadlines. On the balance sheet, the maximum non-payment risk is represented by the carrying amount of the relevant financial asset. The situation regarding receivables is monitored so that any possible non-payment risks can be identified at an early stage and appropriate steps taken. In the 2018 financial year, no individual value adjustments were made for other financial assets (2017: EUR 0, 2016: EUR 0); in addition, no individual value adjustments were applied to trade receivables in the 2018 financial year (2017: EUR 0, 2016: EUR 0). Cash and cash equivalents are invested with banks and insurance companies with sufficient deposit protection.

Liquidity risk refers to the inability to meet existing or future payment obligations on time. To ensure solvency at all times and to avoid financial bottlenecks, Biofrontera has established a central liquidity management system that monitors liquidity requirements in the short, medium and long term. The refinancing of all Group companies is generally performed centrally by Biofrontera AG.

The monitoring and management of liquidity is based on short-term and long-term corporate planning. Liquidity risks are identified at an early stage, using simulations of various scenarios. Current liquidity is reported and monitored on a daily basis.

Biofrontera maintains a liquidity reserve, the amount of which is regularly reviewed and adjusted if necessary, in order to be able to meet all payment obligations throughout the Group when due. In February 2019, the company drew on a further tranche of EUR 5 million from the EIB loan. A further tranche of EUR 5 million can be drawn after certain milestones have been reached. Each tranche must be paid back within five years after it has been made available. As a result of this loan and other successful capital measures, the company currently has sufficient liquidity at its disposal.

Depending on business trends, in particular on the success in tapping the market potential of the Ameluz® product, the company could be dependent in the medium term on the injection of additional equity or debt from outside sources until a sustainable financing from the operating cash flow is ensured.

See the relevant balance sheet notes on undiscounted payments from financial debt due in the next years.

All other financial liabilities are current and are expected to be settled within one year.

Biofrontera AG

Notes to Consolidated Financial Statements

15.	Sales revenue

Sales revenue (in EUR thousands)	Product revenue	Development revenues	Other	Product revenue	Development revenues	Other	Product revenue	Development revenues	Other
	01.01.-31.12.2018			01.01.-31.12.2017			01.01.-31.12.2016
Germany	3,307	-	-	2,674	-	-	2,515	-	-
Europe	2,737	-	-	1,616	-	-	1,247	-	-
U.S.	14,894	-	-	6,312	-	-	1,153	-	-
Other regions	-	129	40	-	1,423	-	-	1,175	40
Total	20,938	129	40	10,602	1,423	-	4,915	1,175	40

Revenue from product revenues generated in the U.S. includes revenue from finance and operating lease agreements concerning the BF-RhodoLED® lamps.

In the 2018 financial year, we generated EUR 94 thousand of income from operating leases (2017: EUR 0 thousand). We generated income of EUR 240 thousand from finance leases (2017: EUR 0 thousand).

In 2017 we generated EUR 12.0 million of sales revenue (2016: EUR 6.1 million), corresponding to 97% year-on-year growth. Revenues from the sale of products in Germany increased by 8% to EUR 2.7 million (2016: EUR 2.5 million), while revenues generated in European countries outside Germany grew by 33% to EUR 1.6 million (2016: EUR 1.2 million). In the U.S., revenues from the sale of products registered significant growth of 425% to EUR 6.3 million (2016: EUR 1.2 million). The development collaboration and partnership agreement with Maruho generated revenue of EUR 1.4 million in 2017 (2016: EUR 1.2 million)

16.	Cost of sales, gross profit

The cost of materials included in the cost of sales amounted to EUR 3,636 thousand for the 2018 financial year (2017: EUR 1,498 thousand).

The gross profit on sales increased by EUR 6,534 thousand in the 2018 reporting year, to reach EUR 16,656 thousand, compared with EUR 10,310 thousand in 2017.

In 2017 the gross profit on sales improved from EUR 4.5 million to EUR 10.3 million. The gross margin increased to 86%, compared to 73% in 2016. Accordingly, the cost of sales rose only slightly to EUR 1.7 million, thereby reaching 14% of sales revenue (2016: EUR 1.7 million, or 28%).

17.	Research and development costs

Research and development costs amounted to EUR 4,427 thousand (2017: EUR 4,225 thousand) and include costs for clinical studies as well as expenses for regulatory activities, i.e. the granting, maintenance and expansion of our approvals.

In 2017 research and development costs amounted to EUR 4.2 million, as compared with EUR 4.6 million in 2016. This reduction in costs is primarily the result of a decrease in FDA fees to maintain the U.S. approval in 2017 as compared to prior year.

Biofrontera AG

Notes to Consolidated Financial Statements

18.	Sales and marketing costs

Sales and marketing costs amounted to EUR 17,744 thousand in the 2018 financial year (2017: EUR 16,922 thousand). Sales and marketing costs include costs for our own sales force in Germany, Spain, the UK and the U.S., as well as marketing expenses.

Sales and marketing costs of EUR 16.9 million in the 2017 financial year reflected a 93% increase compared with the 2016 financial year (EUR 8.8 million). This increase was mainly attributable to expenses for the further establishment and expansion of sales structures, and the marked rise in the number of sales staff in the U.S.

19.	General administrative costs

General administrative costs amounted to EUR 12,963 thousand in the 2018 financial year and thus increased by a total of EUR 9,866 thousand compared to 2017, in particular due to increased legal and consulting costs (2018: EUR 6,230 thousand; 2017: EUR 183 thousand). Administrative costs also include financing costs of EUR 496 thousand (2017: EUR 583 thousand).

In 2017 administrative costs increased by EUR 0.2 million to EUR 3.1 million in 2017 (2016: EUR 2.9 million). The increase in administrative costs was attributable not least to a greater requirement for legal advice due to lawsuits brought by an individual shareholder.

20.	Interest expenses and income

The financial result essentially comprises ongoing interest expenses calculated using the effective interest method of the convertible bonds 2016/2021 and 2017/2011 placed in 2016 and 2017 (2018: EUR 191 thousand; 2017: EUR 189 thousand) and the EIB loan made available in July 2017 (2018: EUR 1,593 thousand; 2017: EUR 826 thousand).

The financial result in 2017 primarily related to the interest expenses on the 2009/2017 warrant bond calculated applying the effective interest method (EUR 0.3 million; 2016: EUR 0.5 million), the 2016/2021 and 2017/2011 convertible bonds placed in 2016 and 2017 (EUR 0.2 million; 2016: EUR 13 thousand) as well as the EIB loan made available in July 2017 (EUR 0.5 million; 2016: EUR 0). The aforementioned interest expenses on the warrant bond 2009/2017 of EUR 0.3 million (2016: EUR 0.5 million) included the opposite effect of EUR 0.2 million (2016: EUR 0.2 million) from the repurchase of part of the warrant bond on 28 February 2014. In August 2017, the warrant bond was repaid early at par plus accrued interest.

21.	Other expenses (income), net

Other expenses have decreased by EUR 1,000 thousand to EUR 332 thousand in the 2018 financial year. By contrast, other income increased by EUR 1,042 thousand (2018: EUR 1,302 thousand; 2017: EUR 260 thousand). These changes mainly include expenses and income from currency translation on loans granted by the parent company to the U.S. subsidiary Biofrontera Inc. in US dollars.

Other income in 2017 amounted to EUR 0.3 million, after having generated other income of EUR 2.5 million in 2016, primarily due to the repayment of the FDA submission fee of EUR 2.1 million. Other expenses rose by EUR 1.2 million to EUR 1.3 million in 2017. This change mainly reflects currency exchange rate losses on the intragroup USD loan.

22.	Deferred income tax

As of the balance sheet date, deferred tax assets were capitalized for the first time due to the corporation tax and trade tax loss carryforwards that can currently be carried forward in Germany and the planned future tax profits of Biofrontera Pharma GmbH. Income from deferred tax amounts to EUR 10,400 thousand (2017: EUR 0 thousand; 2016: EUR 0 thousand). An amount of EUR 9 thousand from current income taxes was recognized (2017: EUR 0 thousand; 2016: EUR 0 thousand).

Biofrontera AG

Notes to Consolidated Financial Statements

23.	Earnings per share (EPS)

Earnings per share are calculated on the basis of the net loss for the year of the Biofrontera Group and the average ordinary shares in circulation in the financial year, in accordance with IAS 33.

	31.12.2018	31.12.2017	31.12.2016
Number of weighted ordinary shares in circulation (on average)	43,695,794	38,076,087	29,742,634
Net loss for the year in EUR thousands	(8,878)	(16,102)	(10,579)
Basic/diluted earnings per share in EUR	(0.20)	(0.42)	(0.36)

24.	Additional information about the consolidated statement of comprehensive income

The other income only includes conversion adjustments from the conversion of the foreign business entity into the Group’s currency.

Depreciation and amortization expense

Depreciation and amortization of EUR 754 thousand in the 2018 financial year, EUR 884 thousand in 2017 and EUR 831 thousand in 2016 is included in the following items in the statement of comprehensive income:

in EUR thousands	31.12.2018	31.12.2017	31.12.2016
Research and development costs	595	707	689
General administrative costs	109	142	127
Cost of sales	15	17	9
Sales and marketing	34	18	6
Depreciation and amortization expense	754	884	831

Personnel costs

in EUR thousands	31.12.2018	31.12.2017	31.12.2016
Wages and salaries	14,252	11,349	5,753
Social security charges	1,973	1,627	908
Costs for pension schemes	191	66	33
Total	16,416	13,042	6,694

25.	Staff

In 2018 (2017), the Biofrontera Group had an average of 141 (119) employees worldwide, of whom 122 (106) were full-time employees, 29 (21) of our employees hold an academic degree, 13 (15) of our employees were directly or indirectly involved in production, 4 (2) employees in research and development, 12 (10) employees were involved in clinical and regulatory tasks, another 70 (51) employees were involved in marketing and sales, and 42 (41) of our employees were involved in management, business development, finance, human resources and administration. Of our 141 (119) employees, 75 (69) work in Germany, 56 (44) in the United States, 7 (6) in Spain and 3 in the United Kingdom, compared to 119 employees as of 31 December 2017, 74 employees as of 31 December 2016, 52 employees as of 31 December 2015 and 40 employees as of 31 December 2014. None of our employees are subject to collective wage bargaining. We regard our relationship with our employees as good.

Biofrontera AG

Notes to Consolidated Financial Statements

26.	Other information

Operating leases: The Group companies lease administrative and research facilities, as well as vehicles and equipment, under operating lease contracts. The future minimum commitments from leases are as follows:

in EUR thousands	2018	2017	2018	2017	2018	2017
	≤1 year		1 year to 5 years		>5 years
Operating lease commitments
Building	629	516	2,798	1,780	1,196	1,188
Vehicle leases	420	395	342	390	-	-
Operating and office equipment	14	21	46	16	-	-

Lease-related expenses for the reporting period amounted to EUR 597 thousand (2017: EUR 516 thousand; 2016: EUR 237 thousand).

In the U.S., BF RhodoLED® lamps are also offered under leasing agreements. In the first six months, these contracts are accounted for as operating leases. After six months, the lessee has the option to either return or purchase the device. The agreed purchase price can then be paid immediately in full or over a period of another 24 months. If payment is made for a further 24 months, the contracts are accounted for as financing leases. In the 2018 financial year, we generated EUR 94 thousand of income from operating leases (2017 and 2016: EUR 0 thousand). We generated income of EUR 240 thousand from finance leases (2017 and 2016: EUR 0 thousand). The expected future lease income as of 31 December 2018 is as follows:

in EUR thousands	2018	2017	2018	2017	2018	2017
	≤1 year		1 year to 5 years		>5 years
Operating lease income
Operating lease payments	15	38	-	-	-	-

Finance lease income
Finance lease interest income	19	-	11	-	-	-
Finance lease payments	121	-	72	-	-	-

27.	Notes to the cash flow statement

The cash flow statement is presented in accordance IAS 7. The net loss for the year is adjusted for effects of non-cash transactions, deferrals or accruals of past or future operational deposits or disbursements, and income and expense items attributable to investment or financing activities.

In the consolidated cash flow statement, cash and cash equivalents include cash in hand, checks, bank deposits and money deposits with a maturity of up to three months. Current account liabilities are incorporated into the cash fund where applicable.

Interest paid out amounted to EUR 536 thousand (2017: EUR 598 thousand, 2016: EUR 842 thousand). Taxes paid amounted to EUR 9 thousand (2017 and 2016: EUR 0 thousand). Interest received amounted to EUR 24 thousand (2017: EUR 38 thousand; 2016: EUR 3 thousand).

Biofrontera AG

Notes to Consolidated Financial Statements

The changes are comprised as follows:

	Non-cash changes
in EUR thousands	31.12.2017	Cash flow	Addition/retirement	Fair value change	31.12.2018
Convertible bond 2016/2021	79	(50)	(29)	-	-
Convertible bond 2017/2022	2,530	-	(35)	-	2,495
EIB loan	9,746	-	693	528	10,967
Non-current financial liabilities	12,355	(50)	629	528	13,462
Interest: Convertible Bond 2016/2021, Warrant Bond 2009/17, Convertible Bond 2016/21	5	(6)	1	-	-
Interest: Convertible Bond 2017/2022, Convertible Bond 2017/22	80	(158)	156	-	78
Interest: EIB loan	86	(371)	373	-	87
Current financial liabilities	170	(535)	530	-	165
Total financial liabilities	12,525	(585)	1,159	528	13,627

28.	Members of the Management Board

The Management Board consists of Prof. Dr. Hermann Lübbert (Chief Executive Officer), Mr. Thomas Schaffer (Chief Financial Officer) and Mr. Christoph Dünwald (Chief Commercial Officer).

Name	Nationality	Age	Position	Term
Professor Dr. Hermann Lübbert	German	63	Chair	31/10/2020
Thomas Schaffer	German	56	Finance	30/11/2020
Christoph Dünwald	German	51	Sales & Marketing	30/11/2020

Prof. Dr. rer. nat. Hermann Lübbert, CEO

Prof. Dr. rer. nat. Hermann Lübbert is the Management Board Chairman (Chief Executive Officer) of Biofrontera AG and Managing Director of Biofrontera Bioscience GmbH and of Biofrontera Pharma GmbH. He studied biology in his native city of Cologne, where he also received his doctorate in 1984.

After eight years in academic research at Cologne University and at the California Institute of Technology (U.S.), he obtained his postdoctoral qualification in 1994 from the Eidgenössische Technische Hochschule (ETH) Zürich. Since 1998, he has led the Chair for Animal Physiology at Ruhr University Bochum. During ten years at Sandoz and Novartis Pharma AG, Professor Lübbert acquired experience in managing a globally active research organization. He founded Biofrontera in 1997, and has since managed the company.

Thomas Schaffer, CFO

Thomas Schaffer started his career in various positions in the finance and controlling area at Siemens Semiconductor. He was Vice President and CFO in the Security & Chipcard ICs area at Siemens.

He was then Managing Director and CFO at Infineon Ventures GmbH for a four-year period and continued his career as Vice President and CFO of the Specialty DRAM Division of Qimonda AG, where he also assumed the Managing Director role at Qimonda Solar GmbH. He added to his significant international experience with appointments as CFO at Heptagon Oy, Finland/Switzerland, and Ubidyne Inc., Delaware, U.S.. Mr. Schaffer has been CFO of Biofrontera AG since June 2013.

Biofrontera AG

Notes to Consolidated Financial Statements

Christoph Dünwald, CCO

Christoph Dünwald started his career at Bayer AG, where he held various positions in marketing (U.S. and Spain) and in strategic business management in Germany and Southeast Asia over a 15-year period.

In his last position at Bayer, he managed the Bayer Healthcare Diagnostics Division in Belgium and Luxembourg as General Manager. After two years as International Sales and Marketing Director in Spain and England for Corporación Dermoestética SA, he moved to become Senior Commercial Director at U.S. pharmaceuticals group Allergan in 2008. From 2009 until 2015, he managed its Medical Business Unit in Spain and Portugal.

Mr. Dünwald has been responsible for marketing and sales as well as for the further development of the US business at Biofrontera since 2016.

Management Board compensation

	Professor Dr. Hermann Lübbert	Thomas Schaffer	Christoph Dünwald
Non-performance-based salary component 2018	EUR 366 thousand	EUR 241 thousand	EUR 264 thousand
Non-performance-based salary component 2017	EUR 366 thousand	EUR 241 thousand	EUR 242 thousand
Non-performance-based salary component 2016	EUR 363 thousand	EUR 213 thousand	EUR 236 thousand
Performance-based salary component 2018	EUR 80 thousand	EUR 70 thousand	EUR 50 thousand
Performance-based salary component 2017	EUR 76 thousand	EUR 67 thousand	EUR 48 thousand
Performance-based salary component 2016	EUR 72 thousand	EUR 63 thousand	EUR 6 thousand
Income from the exercise of stock options 2018	EUR 94 thousand	EUR 83 thousand	-
Income from exercise of stock options 2017	-	-	-
Income from exercise of stock options 2016	-	-	-
Stock options (31.12.2018)	276,850	140,000	140,000
Fair value when granted (2018)	EUR 423 thousand	EUR 230 thousand	EUR 230 thousand
Stock options (31.12.2017)	236,850	125,000	90,000
Fair value when granted (2017)	EUR 299 thousand	EUR 145 thousand	EUR 112 thousand
Stock options (31.12.2016)	196,850	85,000	50,000
Fair value when granted (2016)	EUR 227 thousand	EUR 83 thousand	EUR 50 thousand
Thereof granted in 2018	80,000	50,000	50,000
Thereof granted in 2017	70,000	40,000	40,000
Thereof granted in 2016	80,000	50,000	50,000

All salaries/bonuses are classified as short-term employee benefits as defined in IAS 24.17 (a).

The Management Board members held the following supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Thomas Schaffer Industrial Tracking Systems AG, Fürstenfeldbruck, Germany, Chairman of the Supervisory Board

Biofrontera AG

Notes to Consolidated Financial Statements

29.	Members of the Supervisory Board

Name	Nationality	Age	Position	Data first appointment	Term until
Dr. Ulrich Granzer	German	58	Chair	12.05.2006	2021
Curriculum vitae:	Dr. Ulrich Granzer, Supervisory Board Chairman, is a founder and owner of Granzer Regulatory Consulting & Services, and has been a Supervisory Board member since 2006. Previously, he was Head of Regulatory Affairs at GlaxoSmithKline, and Global Regulatory Centers BASF Pharma and VP Global Regulatory Affairs at Bayer Pharma. He is a proven expert in the drug approval area.
	He studied pharmaceuticals at Phillips University Marburg before receiving his doctorate from Tübingen University.
Jürgen Baumann	German	64	Deputy Chair	24.05.2007	2021
Curriculum vitae	Mr. Jürgen Baumann, Deputy Supervisory Board Chairman, is an independent management consultant and has been Supervisory Board Chairman since 2007. He has held various management positions, including on the Management Board of Schwarz Pharma AG, where he was responsible for sales and marketing in Europe.
	Mr. Baumann studied economic sciences at Wuppertal University.
John Borer	U.S.	61	Member	31.05.2016	2021
Curriculum vitae	Dr. John Borer is Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC. He was previously CEO and Head of Investment Banking at Rodman & Renshaw and held management positions at Pacific Business Credit as well as at Barclays American Business Credit. His law doctorate was awarded by the Loyola Law School in Los Angeles.
Reinhard Eyring	German	60	Member	07.02.2018	2021
Curriculum vitae	Reinhard Eyring is a partner and Head of Germany at Ashhurst LLP. Previously he was a partner at Schürmann & Partner for 11 years.
	Mr. Eyring studied law at the University of Freiburg and subsequently worked as a trainee at the Regional Court of Frankfurt am Main.
Hansjörg Plaggemars*	U.S.	48	Member	31.05.2016	2021
Curriculum vitae	Mr. Hansjörg Plaggemars is an independent management consultant (Value Consult) as well as a Management Board member of various companies as part of projects, including at Delphi Unternehmensberatung AG and Strawtec Group AG. Until the end of May 2017, he was a member of the Management Board of Deutsche Balaton AG and previously managing director and CFO at CoCreate Software GmbH, KAMPA AG, Unister Holdings and Müller Holdings. Mr. Plaggemars is also a member of the supervisory boards of Ming Le Sports AG, Deutsche Balaton Immobilien I AG, Carus AG and Youbisheng Green Paper AG.
	He studied business management at Bamberg University.
Kevin Weber	USA	60	Member	31.05.2016	2021
Curriculum vitae	Mr. Kevin Weber is Managing Director at Skysis, LLC. He was previously CEO at Paraffin International Inc., and has extensive experience in marketing as well as worldwide marketing strategies. He previously held senior roles at Depomed, Hyperion Therapeutics and Medicis Pharmaceuticals. Kevin Weber is also a member of the Boards of Directors of the American Academy of Pain Medicine Foundation and of the American Chronic Pain Association.
	He holds a degree in management and marketing from Western Michigan University.

* Hansjörg Plaggemars was removed from his position as a member of the Supervisory Board of Biofrontera AG by the Cologne District Court on 22 March 2019.

Biofrontera AG

Notes to Consolidated Financial Statements

Supervisory board compensation

in EUR thousands	Compensation 2018	Compensation 2017
Dr. Ulrich Granzer	30	30
Jürgen Baumann	23	23
John Borer	15	15
Reinhard Eyring	14	-
Hansjörg Plaggemars	15	15
Mark Reeth	-	12
Kevin Weber	15	15
Total	112	110

The Supervisory Board members held the following other supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Name	Company	Board	Position
Hansjörg Plaggemars	Ming Le Sports AG1,2	Supervisory Board	Chair
	Nordic SSW 1000 Verwaltungs AG1	Supervisory Board	Chair
	Carus AG1	Supervisory Board	Deputy Chair
	Deutsche Balaton Immobilien I AG1	Supervisory Board	Member
	Alpha Cleantec AG1	Management Board	sole representation authorization
	Balaton Agro Invest AG1	Management Board	sole representation authorization
	MARNA Beteiligungen AG1,2	Management Board	sole representation authorization
	S&O Agrar AG i.I.[1,2]	Management Board	sole representation authorization
	Snowbird AG i.I1,2	Management Board	sole representation authorization
	Strawtec Group AG1	Management Board	sole representation authorization
	Youbisheng Green Paper AG1,2	Management Board	sole representation authorization
	OOC CTV Verwaltungs GmbH[1]	Management Board	sole representation authorization
Reinhard Eyring	DESTAG Deutsche Steinindustrie AG	Supervisory Board	Chair

Whereby footnote 1 means: “Group mandate” and footnote 2 means that the company is listed on the stock market.

In the 2018 financial year, compensation paid to Supervisory Board members amounted to EUR 112 thousand (previous year EUR 110 thousand). The compensation transactions are classified as short-term employee benefits as per IAS 24.17(a).

30.	Related party disclosures

In July 2016, Biofrontera AG signed a research cooperation partnership (a collaboration and partnership agreement) with Maruho Co., Ltd, as part of which possibilities to jointly develop pharmaceutical products based on Biofrontera’s proprietary nanoemulsion technology are to be researched. According to this agreement’s provisions, Biofrontera, as part of research services, will conduct the requisite work for the exploratory research of these product candidates. Maruho is bearing the related costs. The partnership ended on 31 March 2018.

This development partnership generated revenue of EUR 129 thousand in the 2018 financial year (previous year: EUR 1,423 thousand). Receivables due from Maruho amounted to EUR 0 thousand as of 31 December 2018 (31 December 2017: EUR 124 thousand).

Biofrontera AG

Notes to Consolidated Financial Statements

The Benchmark Company, LLC, served as an underwriter in the initial public offering on The NASDAQ Capital Market and, in that capacity, received underwriting discounts in the amount of EUR 257 thousand, as well as a non-accountable expense allowance of EUR 102 thousand. John Borer, who is a member of our supervisory board, serves as Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC.

In the 2018 financial year, there were no further reportable transactions or relationships with related parties beyond those described above or in sections 28 and 29, which the members of the Management Board and the Supervisory Board. The Group of related persons and entities is limited to those referred to therein.

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

31.	Auditor’s fees and services

The total fee invoiced by the auditor Warth & Klein Grant Thornton AG for the following financial years consist of:

in EUR thousands	2018		2017		2016
Auditing services	580		360		239
[of which for the previous year]	[221	]	[22	]	[22	]
Other assurance services	85		-		-
	665		360		189

Besides the statutory auditing of the separate annual and consolidated financial statements of Biofrontera AG, the auditing services also include the auditor’s review of the condensed half-year financial statements and interim management report, as well as the audits of the consolidated financial statements according to PCAOB standards.

Other assurance services included the audit of the revenue guidance and issuance of the comfort letter.

32.	Events after the reporting date

On 8 January 2019, Biofrontera announced that the US Food and Drug Administration (FDA) and previously also the European Medicines Agency (EMA) had approved an increase in the batch size for the production of Ameluz® from the previous 7 kg to 35 kg.

On 20 March 2019, Biofrontera announced positive preliminary results for the primary endpoint of the Phase III clinical trial on the safety and efficacy of conventional photodynamic therapy (PDT) with Ameluz® and the BF-RhodoLED® lamp for the treatment of actinic keratoses (AK) on the extremities or trunk/neck. The preliminary results of the primary endpoint of the trial demonstrate the superiority of Ameluz® with an average lesion healing rate of 86% compared to 33% for placebo (p>0.0001). These results are expected to form the basis for applications to the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA) for an extension of Biofrontera’s regulatory filings during the third quarter of 2019.

Biofrontera AG

Notes to Consolidated Financial Statements

EIB loan

On 4 February 2019, Biofrontera drew down another tranche of EUR 5.0 million from the EIB loan. Originally, the loan was available in tranches within a two-year period until July 2019. At the beginning of 2019, it has been extended for another year, which makes the last tranche available until May 2020.

Research cooperation with Maruho

On 19 March 2019, the company signed an agreement to continue its research collaboration with Maruho Co., Ltd., Osaka, Japan (“Maruho”) in the field of branded generics. In the new project phase, Biofrontera will prepare the formulation of one of four compounds in Biofrontera’s nanoemulsion for clinical trials that were jointly investigated in an earlier project phase (Phase 1).

In addition, on 19 March 2019, the company signed a non-binding key term sheet on a collaboration to research and develop further indications of Ameluz® for the treatment of moderate to severe acne, as well as the negotiation of Maruho’s license to market Ameluz® in parts of Asia and Oceania.

Changes in the composition of the Supervisory Board

By order of the Cologne District Court dated 22 March 2019, Mr. Hansjörg Plaggemars was dismissed as a member of the Supervisory Board of Biofrontera AG pursuant to Section 103 (3) of the German Stock Corporation Act (AktG) for good cause. The ruling was issued on 22 March 2019 and came to the company’s attention on 26 March 2019. The ruling regarding the removal from office is effective immediately. However, an appeal may be lodged within one month, which has been done. In the event of a successful appeal, Mr. Plaggemars would reassume his position as a member of the Supervisory Board.

Acquisition of Cutanea Life Sciences, Inc.

On 25 March 2019, Biofrontera Inc., through its wholly owned subsidiary Biofrontera Newderm LLC, U.S. (“Biofrontera”), which was founded on 20 March 2019, entered into an agreement with Maruho for the acquisition of all shares in Cutanea Life Sciences, Inc., U.S. (“Cutanea”). Cutanea has been marketing AKTIPAK®, a prescription gel for the treatment of acne, as well as XepiTM, a prescription cream for the treatment of impetigo, since November 2018. The objective of the acquisition of Cutanea by Biofrontera is to effectively exploit the sales potential of AKTIPAK® and XepiTM in the U.S. in order to strengthen Biofrontera’s U.S. market presence. Biofrontera acquired Cutanea for an initial purchase price of USD 1.00. Maruho will provide up to USD 7.3 million in start-up financing for Cutanea as operated by Biofrontera (start-up costs). A purchase price equal to the start-up costs actually incurred must be paid to Maruho by 2023. The profits from the sale of Cutanea products will be shared initially at 75% to Maruho and 25% to Biofrontera until the start-up costs are repaid and then subsequently equally between Maruho and Biofrontera until 2030. Maruho will also indemnify Biofrontera and Cutanea against all liabilities relating to or resulting from the period prior to the transaction.

Publication of voluntary tender offer by Maruho Deutschland GmbH

On 1 April 2019, Maruho Deutschland GmbH, a 100% subsidiary of Maruho Co., Ltd., has published a notification pursuant to German law that it intends to make a voluntary public tender offer to the shareholders of Biofrontera AG, by way of a voluntary public tender offer in the form of a partial offer, to acquire a total of up to 4,322,530 ordinary shares of Biofrontera AG against payment of EUR 6.60 per share in cash.

On 15 April 2019, Maruho published the notification pursuant to German law, as well as its formal offer document for the voluntary public tender offer in the form of a partial offer (cash offer) to the shareholders of Biofrontera AG to acquire a total of up to 4,322,530 ordinary shares of Biofrontera AG.

On 10 April 2019, we were requested by Deutsche Balaton AG pursuant to German law to convene an extraordinary shareholders’ meeting to discuss Maruho’s voluntary public tender offer. We will hold extraordinary shareholders’ meeting on 15 May 2019.

No further events subject to mandatory reporting occurred after the balance sheet date.

SIGNATURES

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Leverkusen, Germany, on April 29, 2019.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

137