Form 20-F
period 2019-12-31
Biofrontera AG
filed 2020-04-21
CIK 1712641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Ordinary shares, nominal value €1.00 per share: 44,849,365 as of December 31, 2019

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Unless otherwise indicated, all references in this annual report to “Biofrontera”, “we”, “us”, or “company” refer to Biofrontera AG and its consolidated subsidiaries, Biofrontera Pharma GmbH, Biofrontera Bioscience GmbH, Biofrontera Neuroscience GmbH, Biofrontera Development GmbH and Biofrontera Inc. References in this annual report to “Maruho” refer to Maruho Co., Ltd., and references to “Maruho Deutschland” refer to Maruho Deutschland, Maruho’s wholly owned subsidiary. References in this annual report to “Cutanea” refer to “Cutanea Life Sciences, Inc.” and its then-wholly owned subsidiaries Demarc LLC and Dermapex LLC.

TRADEMARKS

We own or have rights to trademarks and trade names that we use in connection with the operation of our business, including our corporate name, logos, product names and website names. Other trademarks and trade names appearing in this annual report are the property of their respective owners. Solely for your convenience, some of the trademarks and trade names referred to in this annual report are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor, to our trademarks and trade names.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report have been presented in euros, or €, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the consolidated financial statements in this annual report were prepared in accordance with United States generally accepted accounting principles. For any of our subsidiaries that use a functional currency that is not euros, the assets and liabilities have been translated at the closing exchange rate as of the relevant balance sheet date (twelve months ended December 31, 2019: 1.1227 U.S. dollars to 1 euro; December 31, 2018: 1.1455 U.S. dollars to 1 euro; December 31, 2017: 1.2022 U.S. dollars to 1 euro), while the income and expenses have been translated at the average exchange rates (twelve months ended December 31, 2019: 1.1194 U.S. dollars to 1 euro; December 31, 2018: 1.1818 U.S. dollars to 1 euro; December 31, 2017: 1.1301 U.S. dollars to 1 euro) applicable to the relevant period. The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components. Transactions realized in currencies other than euros are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses arising from such currency translations are recognized in income. See “Summary of Significant Accounting Policies — Translation of Amounts in Foreign Currencies” in the notes to our consolidated financial statements included elsewhere in this annual report for more information.

Certain information in this annual report is expressed in U.S. dollars. The noon buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2020 was €1.00 to $1.1016. We make no representation that the euro or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. See “Risk Factors — Our international operations may pose currency risks, which may adversely affect our operating results and net income.” All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this annual report, references to ADSs mean American Depositary Shares or ordinary shares represented by ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, in this annual report, including statements regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. The words “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “predict”, “project”, “would”, “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

i

You should read this annual report and the documents that we have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. While we have based these forward-looking statements on our current expectations and projections about future events, we may not actually achieve the plans, intentions or expectations disclosed in or implied by our forward-looking statements, and you should not place undue reliance on our forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions about us and accordingly, actual results or events could differ materially from the plans, intentions and expectations disclosed in or implied by the forward-looking statements we make. Factors that could cause such differences include, but are not limited to:

●	our ability to achieve and sustain profitability;

●	our ability to compete effectively in selling our products;

●	our ability to expand, manage and maintain our direct sales and marketing organizations;

●	our ability to successfully integrate Cutanea Life Sciences, Inc., which we acquired in March 25, 2019, and realize our goals for this acquisition;

●	our actual financial results may vary significantly from forecasts and from period to period;

●	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;

●	our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;

●	market risks regarding consolidation in the healthcare industry;

●	the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;

●	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

●	the regulatory and legal risks, and certain operating risks, that our international operations subject us to;

●	the fact that product quality issues or product defects may harm our business;

●	any product liability claims;

●	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates;

●	our expectations regarding the merits and outcomes of pending or threatened litigation including the pending lawsuit brought by DUSA Pharmaceuticals, Inc. (“DUSA”) against us in the District Court of Massachusetts claiming patent infringement, trade secret misappropriation, tortious interference with contractual relations and deceptive and unfair trade practices;

●	the outbreak and impacts of the novel coronavirus (“COVID-19”) on the global economy and our business; and

●	those risks listed in the sections of this annual report entitled “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth a summary of the consolidated historical financial information of, and for the periods ended on, the dates indicated for Biofrontera AG. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated statement of operations data for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, and the selected consolidated balance sheet data as of December 31, 2019 and December 31, 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated financial data set forth below as of December 31, 2017, 2016 and 2015 and for years ended December 31, 2016 and 2015 is derived from our audited financial statements, which are not included in this Annual Report on Form 20-F

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this annual report, as well as the sections titled “Operating And Financial Review And Prospects” included elsewhere in this annual report and “Translation of Amounts in Foreign Currencies included in the notes to the consolidated financial statement included elsewhere in this annual report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	€	€	€	€	€
	(amounts in thousands, except share and per share data)
Statement of operations data:
Sales Revenue	31,265	21,107	12,025	6,130	4,138
Gross Margin	84.41%	78.91%	85.73%	73.05%	70.74%
Research and development costs	(4,636)	(4,428)	(4,225)	(4,640)	(6,204)
Sales costs	(28,856)	(17,744)	(16,922)	(8,764)	(4,170)
General administrative costs	(16,275)	(12,963)	(3,097)	(2,853)	(2,759)
Loss from operations	(23,377)	(18,478)	(13,934)	(11,779)	(10,231)
Loss before income tax	(4,777)	(19,269)	(16,102)	(10,579)	(11,203)
Loss for the period	(7,358)	(8,878)	(16,102)	(10,579)	(11,203)

	Year Ended December 31,
	2019	2018	2017	2016	2015
	€	€	€	€	€
Per share data:
Basic and diluted loss per share[1]	(0.16)	(0.20)	(0.42)	(0.36)	(0.48)
Basic and diluted operating loss per share[2]	(0.52)	(0.42)	(0.37)	(0.38)	(0.48)
(Shares used in computing basic and diluted loss per share)	44,849,365	43,695,794	38,076,088	29,742,634	23,156,343

	At December 31,
	2019	2018	2017	2016	2015
	€	€	€	€	€
	(amounts in thousands)
Balance sheet data:
Cash and cash equivalents	11,119	19,451	11,083	15,126	3,959
Other current financial assets	6,108	4,191	2,132	3,001	1,625
Other current assets	5,264	3,945	5,239	3,855	1,639
Non-current assets	35,872	11,547	1,394	1,897	2,275
Total assets	58,363	39,133	19,848	23,879	9,498
Long-term liabilities	36,830	15,007	12,355	3,597	11,230
Current liabilities	11,578	7,770	4,112	4,440	3,077
Total shareholders’ equity	9,955	16,356	3,381	15,842	(4,809)

(1)	See Note 24 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.

(2)	Per share data are calculated by dividing net consolidated loss by the weighted average number of outstanding ordinary shares during the year in accordance with IAS 33 (“Earnings per Share”).

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

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 was €7.4 million, €8.9 million, and €16.1 million, respectively. As of December 31, 2019, we had an accumulated deficit of €152.7 million.

Our ability to become profitable depends on our ability to further commercialize our principal product Ameluz® and control costs, including general administrative costs incurred in connection with litigation, such as our patent litigation with DUSA, which consume significant amounts of our cash resources. Even if we are successful in increasing our product sales, we may never achieve or sustain profitability. In the long term, we anticipate substantially increasing our sales and marketing expense as we attempt to exploit the regulatory approvals we have received to market Ameluz® in the U.S. for the photodynamic therapy treatment of actinic keratoses of mild-to-moderate severity on the face and scalp and in the EU for the treatment of field cancerization and basal cell carcinoma. However, due to current measures and regulations implemented by governments worldwide in an attempt to control the COVID-19 pandemic, we now expect that different priorities for medical treatments will emerge, causing a delay of actinic keratosis treatment for most patients. As such, the company must be prepared for declining global demand for the foreseeable future for Biofrontera’s products due to the COVID-19 pandemic. Accordingly, we have implemented short-time work for all employees in Germany and similar measures have been implemented at our subsidiaries in Spain and the UK. Biofrontera Inc., our U.S. wholly owned subsidiary, also initiated substantial cost cutting measures by significantly reducing its workforce and implementing a mandatory furlough program, under which all employees will be required to take temporary periods of unpaid time off. There can be no assurance that our sales and marketing efforts will generate sufficient sales to allow us to become profitable. Moreover, because of the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our products and product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to pursue additional indications for which our products and product candidates may be commercialized, to continue the clinical development of our product candidates, including further Phase III clinical trials, and to defend and/or prosecute lawsuits, including our patent litigation with DUSA. Going forward, we expect that we will also require significant funds in order to commercialize the drug XepiTM, the rights to which we acquired in March 2019 through our purchase of Cutanea.

We currently do not expect that our cash and cash equivalents, together with revenue from sales of our products, will be sufficient to fund operating expenses, pay amounts due under our existing debt obligations, continue our research and development activities and pursue our commercialization strategy beyond December 31, 2020 without raising at least €5 million in additional capital. Should the COVID-19 pandemic and the efforts of governments around the world to control it last for an extended period of time, we could experience significantly reduced revenue as sales of our products decline a result of falling demand as the COVID-19 pandemic reorders priorities for medical treatments, causing a delay of actinic keratosis treatment for most patients. Accordingly, we may experience a lack of liquidity that threatens our ability to continue as a going concern. For this reason, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern in its audit report on our financial statements for the fiscal year ended December 31, 2019.

Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

●	the timing, costs and results of clinical trials for our product Ameluz® or other products or potential products;

●	the outcome, timing and cost of regulatory approvals by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and comparable foreign regulatory authorities, including the potential for the FDA, EMA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights or other litigation;

●	the effects of competing technological and market developments;

●	the cost and timing of completion of commercial-scale manufacturing activities;

●	the cost of establishing sales, marketing and distribution capabilities for Ameluz® photodynamic therapy or other products or potential products in the U.S. and in such other regions in which we are approved to market them and in which we choose to commercialize them; and

●	the impact of COVID-19 on our clinical trials, the timing of regulatory approvals, demand for our products, our ability to market and sell our products and other matters.

We cannot be certain that additional funding will be available on acceptable terms, or at all. In addition, the recent outbreak of the COVID-19 pandemic has significantly disrupted world financial markets, negatively impacted global market conditions and may reduce opportunities for us to obtain additional funding. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the commercialization of our products or development of product candidates. We also could be required to license our rights to our products and product candidates to third parties on unfavorable terms. In addition, any equity financing would likely result in dilution to our existing holders of our ordinary shares and ADSs, and any debt financing would likely involve significant cash payment obligations and include restrictive covenants that may restrict our ability to operate our business.

Any of the above events could significantly harm our business, prospects, financial condition and/or results of operations and could cause the price of our ordinary shares or ADSs to decline.

The notes to our financials for the fiscal year ended December 31, 2019 include an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.

The report of the independent registered public accounting firm accompanying our December 31, 2019 and 2018 audited financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The financial statements in this annual report on Form 20-F have been prepared “assuming that we will continue as a going concern.” Our ability to continue as a going concern is dependent on our raising at least €5 million in additional capital. There can be no assurance that we will be able to raise such sufficient additional capital or eventually have positive cash flow from operations to address all of our cash flow needs. If we are not able to find alternative sources of cash, or generate positive cash flow from operations, our operations, business, financial condition and results of operations would be materially and adversely affected.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

In May 2017, we entered into a finance contract with the European Investment Bank (“EIB”), under which EIB agreed to provide us with loans of up to €20.0 million in the aggregate. Our finance contract with EIB, which we refer to as the EIB credit facility, is unsecured, is guaranteed by certain of our subsidiaries, and is available to be drawn in tranches through May 19, 2020, however, we do not expect to be able to draw down another tranche of the EIB loan. Each tranche must be repaid five years after drawdown. The EIB credit facility contains undertakings by our company regarding the use of proceeds and limitations on debt, liens, mergers, acquisitions, asset sales, dividends and other restrictive covenants. As of the date of this annual report, we have borrowed €15.0 million under the EIB credit facility. On July 7, 2022, we will be required to repay a principal amount of €10.0 million, plus €3.0 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan. On February 4, 2024, we will be required to repay another principal amount of €5.0 million, plus €1.5 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan. Under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of the EIB (subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases).

In addition to our required payments under the EIB credit facility, the Share Purchase and Transfer Agreement dated March 25, 2019 (as amended, the “Share Purchase Agreement”), by and among Biofrontera Newderm LLC, Biofrontera AG, Maruho Co., Ltd. and Cutanea Life Sciences, Inc., pursuant to which we acquired Cutanea from Maruho Co., Ltd., requires us to repay to Maruho Co., Ltd., up to $3.6 million on December 31, 2022 and up to $3.7 million on December 31, 2023 in start-up costs that Maruho Co., Ltd. agreed to pay to us in connection with such acquisition (not to exceed $7.3 million in the aggregate).

In January 2017, we issued convertible bonds maturing on January 1, 2022 in the aggregate initial principal amount of €5.0 million, of which €3.0 million has already been converted into shares. The convertible bonds we issued in January 2017 provide the holders of those bonds with the right to convert them, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion rate was changed from €5.00 to €4.75 in accordance with section 11 of the bond terms and conditions. If all of the remaining bonds were converted, we would be required to issue up to 427,642 additional ordinary shares, which would result in additional dilution to shareholders.

Our indebtedness could have significant adverse consequences, including:

●	requiring us to dedicate a portion of our cash to the payment of interest and principal, reducing money available for working capital, capital expenditure, product development and other general corporate purposes;

●	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

●	increasing the risk of dilution to the holders of our ordinary shares or ADSs in the event any of these bonds are exercised for or converted into our ordinary shares;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete, including changes arising as a result of the COVID-19 pandemic; and

●	placing us at a competitive disadvantage to competitors that are better capitalized than we are.

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13 million payment due under the EIB credit facility on July 7, 2022 and the minimum €6.5 million payment due under the EIB credit facility on February 4, 2024 as well as the repayments of start-up costs to Maruho Co., Ltd. of up to $3.6 million on December 31, 2022 and up to $3.7 million on December 31, 2023, which start-up costs (not to exceed $7.3 million in the aggregate) Maruho Co., Ltd. agreed to provide to us under the terms of the Share Purchase and Transfer Agreement pursuant to which we acquired Cutanea, and which must be repaid if certain profits from the sale of Cutanea products we agreed to share with Maruho are less than the amount of such start-up costs. Failure to make payments or comply with other covenants under our existing debt could result in an event of default and acceleration of amounts due. If an event of default occurs and the lender or lenders accelerate the amounts due, we may not be able to make accelerated payments, and such lenders could file suit against us to collect the amounts due under such obligations or pursue other remedies. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing.

Risks Related to Our Business and Strategy

Certain of our important patents expired in 2019. Although the process of developing generic topical dermatological products presents specific challenges that may deter potential generic competitors, generic versions of Ameluz® may enter the market following the recent expiration of these patents. If this happens, we may need to reduce the price of Ameluz® significantly and may lose significant market share.

One patent family that protected our technology relating to nanoemulsion of 5-aminolevulinic acid, the active ingredient in Ameluz®, against copying by competitors expired on November 12, 2019. This patent family included U.S. Patent No. 6,559,183, which, prior to its expiration, served as a significant barrier to entry into the U.S. market by generic versions of Ameluz®. Although the process of developing generic topical dermatological products presents specific challenges that may deter potential generic competitors, Patent No. 6,559,183 no longer prevents generic versions of Ameluz® from entering the U.S. market and competing with Ameluz®. If generic competitors do enter the market, this may cause a significant drop in the price of Ameluz® and, therefore, a significant drop in our profits. We may also lose significant U.S. market share for Ameluz®.

We hold another patent family protecting our technology relating to nanoemulsions for which we have been issued patents in various jurisdictions and which expires in December 2027. A corresponding U.S. patent application has been filed but is still pending. We cannot guarantee that this U.S. patent will be issued or, if issued, will adequately protect us against copying by competitors.

The UK’s withdrawal from the EU could result in increased regulatory and legal complexity, which may make it more difficult for us to do business in the EU and the rest of Europe and impose additional challenges in securing regulatory approval of our product candidates in the EU and the rest of Europe.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU, commonly referred to as Brexit. On January 30, 2020, the UK formally withdrew from the EU. Following the UK’s formal withdrawal from the EU, the UK is expected to continue to follow all of the EU’s rules and its trading relationship with the EU will remain the same during a transition period which will expire on December 31, 2020. Several aspects of the UK and EU relationship will need to be determined during the transition period, including free trade agreements and rules and regulations affecting the biotechnology or pharmaceutical industries.

Brexit may lead to legal uncertainty and potentially divergent laws and regulations between the UK and the EU, as the UK determines which EU laws to replicate or replace and this uncertainty may persist for years. We cannot predict whether or not the UK will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the UK for product candidates or (iii) the award of exclusivities that are normally part of the EU legal framework.

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

Uncertainty about the final outcome of the negotiations between the UK and the EU could have an adverse effect on our business and financial results. The long-term effects of Brexit will depend on the terms negotiated between the UK and the EU, which may take years to complete and may include, among other things, greater restrictions on imports and exports between the UK and EU countries, a fluctuation in currency exchange rates and additional regulatory complexity. Our operations in the UK and Europe, as well as our North American operations, could be impacted by the global economic uncertainty caused by Brexit and the actual withdrawal by the UK from the EU. If we are unable to manage any of these risks effectively, our business could be adversely affected.

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

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement or a particular reimbursement amount. If reimbursement of our future products or extended indications for existing products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

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

Other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2 % per fiscal year. The American Taxpayer Relief Act of 2012, or the ATRA, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from 3 to 5 years. The current U.S. administration continues to focus heavily on drug pricing issues and Congress has introduced a multitude of legislative proposals aimed at drug pricing. For example, the Prescription Drug Pricing Reduction Act of 2019 proposes to, among other things, penalize pharmaceutical manufacturers for raising prices on drugs covered by Medicare Parts B and D faster than the rate of inflation, cap out-of-pocket expenses for Medicare Part D beneficiaries, and proposes a number of changes to how drugs are reimbursed in Medicare Part B. A similar drug pricing bill, the Elijah E. Cummings Lower Drug Costs Now Act proposes to enable direct price negotiations by the federal government on certain drugs (with the maximum price paid by Medicare capped based on an international index), requires manufacturers to offer these negotiated prices to other payers, and restricts manufacturers from raising prices on drugs covered by Medicare Parts B and D. In May 2019, CMS issued a final rule requiring drug manufacturers to include certain drug price information in television advertisements for products that are covered by Medicare and Medicaid. The final rule was struck down by a federal district court in July 2019. The ruling is being appealed and there is no assurance as to whether we will be required to comply with the price transparency requirements. We cannot predict whether any proposed legislation will become law and the effect of these possible changes on our business cannot be predicted at this time.

In addition to legislative proposals, Congressional Committees have requested certain manufacturers provide specific documents and detailed information regarding drug pricing practices. If we become the subject of any government investigation with respect to our drug pricing, marketing, or other business practices, we could incur significant expense and could be distracted from operation of our business and execution of our strategy. Any such investigation could also result in reduced market acceptance and demand for our products, could harm our reputation and our ability to market our products in the future, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. At the state level, there are similar new laws and ongoing ballot initiatives that create additional pressure on our drug pricing and may also affect how our products are covered and reimbursed. A number of states have adopted or are considering various pricing actions, such as those requiring pharmaceutical manufacturers to publicly report proprietary pricing information, limit price increases or to place a maximum price ceiling or cap on certain products. Existing and proposed state pricing laws have added complexity to the pricing of drugs and may already be impacting industry pricing decisions.

We expect continued significant focus on health care and drug pricing legislation. There have been, and likely will continue to be, legislative and regulatory proposals at the U.S. federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. Additionally, third party payors, including governmental payors, managed care organizations and private health insurers, are increasingly challenging the prices charged for medical products and services and examining their cost effectiveness. The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

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

As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our clinical research organizations, or CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above.

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

We have engaged in only limited sales of our products to date. In Germany, the majority of our sales have been generated in the private dermatology offices sector. Historically, our sales partners in European countries outside of Germany have experienced difficulty in selling Ameluz® because that process involves selling a drug combined with a procedure, an area in which our sales partners generally have little experience. We launched the commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the U.S. in October 2016 and have a limited history of marketing our products there. In addition, we began marketing the drug XepiTM in the U.S. following our acquisition of Cutanea in March 2019 and have a limited history of marketing XepiTM there. Our products may never gain significant acceptance in the European or U.S. marketplace and, therefore, may never generate substantial revenue or profits for us. We must establish a larger market for our products and build that market through marketing campaigns to increase awareness of, and confidence by doctors in, our products. We expect this may be even more challenging in the near term as a result of current measures and regulations implemented by governments worldwide in an attempt to control the COVID-19 pandemic, which we predict may lead to declining global demand in the foreseeable future for Biofrontera’s products as different priorities for medical treatments emerge, thereby causing a delay of actinic keratosis treatment for most patients. If we are unable to expand our current customer base and obtain market acceptance of our products, our operations could be disrupted and our business may be materially adversely affected. Even if we achieve profitability, we may not be able to sustain or increase profitability.

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

The pharmaceutical and medical device industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other products that are able to achieve similar or better results for the treatment of actinic keratosis. We expect that our future competitors will include mostly established pharmaceutical companies, such as Sun Pharma (DUSA) and Galderma. Most of our competitors have substantially greater financial, technical and other resources, such as larger research and development staffs and experienced marketing and manufacturing organizations and well-established sales forces. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

Our competitors may succeed in developing, acquiring or licensing products that are more effective or less costly than our products and product candidates. For example, Metvix® has also been approved in the EU for use in daylight photodynamic therapy for which it is sold by Galderma under the brand name Luxerm® in Germany and Luxera® in other European countries. This gave that drug a competitive advantage compared to Ameluz®, as Ameluz® was not approved to be used in daylight photodynamic therapy to treat actinic keratosis until March 2018, when we obtained such approval. Over a period of ten months in 2017, the market share of Ameluz® as a percentage of photodynamic therapy drugs for treatment of actinic keratosis dispensed by German public pharmacies fell from over 70% to approximately 50%, a decline which we believe resulted primarily from the introduction to the German market of Luxerm® in 2016. We believe that daylight photodynamic therapy products will play an increasingly important role in Europe in the future and will begin to be prescribed as an alternative to less effective, self-applied, topical prescription product creams (which have historically been market leaders in the EU in treating actinic keratosis). We applied to extend our indication for Ameluz® to daylight photodynamic therapy in the EU to better compete with Metvix® and Luxerm®, and in March 2018, the European Commission granted approval for label extension for the treatment of mild-to-moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy. Although in recent months we were able to regain market share lost to Luxerm® in 2017, there can be no assurance that we will be able to successfully commercialize our products in this indication.

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

We depend on a single unaffiliated contract manufacturer to manufacture Ameluz®, a separate single unaffiliated contract manufacturer to manufacture XepiTM and two unaffiliated contractors to produce 5-aminolevulinic acid, the active pharmaceutical ingredient in Ameluz®, for us. If we fail to maintain our relationship with these suppliers or if these suppliers are unable to continue to produce product for us, our business could be materially harmed.

We depend on a single unaffiliated contract manufacturer located in Switzerland to manufacture Ameluz® and two unaffiliated contractors to produce 5-aminolevulinic acid, the active pharmaceutical ingredient in Ameluz®, for us. The initial terms of our contracts with these suppliers begin to expire in June 2020, and the contracts renew automatically for one- or two-year periods, as applicable, until they are terminated. We also depend on a single unaffiliated contract manufacturer, contracted by our licensor, Ferrer, to manufacture XepiTM. If we fail to maintain our relationship with these parties, we may be unable to obtain alternative manufacturers of Ameluz® or XepiTM or suppliers of 5-aminolevulinic acid to deliver the quantity of the products at the quality and cost levels that we require. Even if acceptable alternative suppliers could be found, we may experience delays in transitioning the manufacturing from our existing suppliers to our new suppliers (in particular with respect to our manufacturer of Ameluz®). Problems of this kind could cause us to experience order cancellations and loss of market share. We may also experience delays in our products being delivered if our contract manufacturers are required to prioritize the manufacture of drugs used to prevent or combat the COVID-19 pandemic or if our contract manufacturers are unable to timely deliver products to us because of COVID-19 related “shut-down” or “shelter-in-place” orders. The failure of the suppliers to supply Ameluz®, 5-aminolevulinic acid or XepiTM that satisfies our quality, quantity and cost requirements in a timely manner could impair our ability to deliver Ameluz® or XepiTM and could increase our costs, particularly if we are unable to obtain Ameluz®, 5-aminolevulinic acid or XepiTM from alternative sources on a timely basis or on commercially reasonable terms. In addition, our suppliers are regulated by the FDA and must comply with applicable laws and regulations, including home-country laws. If the suppliers fail to comply, this could harm our business.

If we fail to manufacture Ameluz®, BF-RhodoLED®, XepiTM or other marketed products and product candidates in sufficient quantities and at acceptable quality and cost levels, or to fully comply with current good manufacturing practice, or cGMP, or other applicable manufacturing regulations, we may face a bar to, or delays in, the commercialization of our products, breach obligations to our licensing partners or be unable to meet market demand, and lose potential revenues.

The manufacture of our products requires significant expertise and capital investment. Currently, all commercial supply for Ameluz® is manufactured by a single unaffiliated contract manufacturer. We would need to spend substantial time and expense to replace that manufacturer if it failed to deliver products in the quality and quantities we demand or failed to meet any regulatory or cGMP requirements. We take precautions to help safeguard the manufacturing facilities, including acquiring insurance and performing on site audits. However, vandalism, terrorism or a natural or other disaster, such as a fire or flood, could damage or destroy manufacturing equipment or our inventory of raw material or finished goods, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have a material adverse effect on our business, financial condition and operating results.

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

Our contract facilities have been inspected by the FDA for cGMP compliance. If we do not successfully maintain cGMP compliance for these facilities, commercialization of our products could be prohibited or significantly delayed. Even after cGMP compliance has been achieved, the FDA or similar foreign regulatory authorities at any time may implement new standards or change their interpretation and enforcement of existing standards for manufacture, packaging, testing of or other activities related to our products. For our commercialized medical device product, the FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may conduct inspections or audits at any time. Similar audit rights exist in Europe and other foreign jurisdictions. Any failure to comply with applicable cGMP, QSR and other regulations may result in fines and civil penalties, suspension of production, product seizure or recall, imposition of a consent decree, or withdrawal of product approval, and would limit the availability of our product. Any manufacturing defect or error discovered after products have been produced and distributed also could result in significant consequences, including adverse health consequences, injury or death to patients, costly recall procedures, re-stocking costs, warning letters, Form 483 reports, civil monetary penalties, product liability, damage to our reputation and potential for product liability claims. If we are required to find a new manufacturer or supplier, the process would likely require prior FDA and/or equivalent foreign regulatory authority approval and would be very time consuming. An inability to continue manufacturing adequate supplies of our products at any contract facilities could result in a disruption in the supply of our products. Delay or disruption in our ability to meet demand may result in the loss of potential revenue. We have licensed the commercial rights in specified foreign territories to market and sell our products. Under those licenses, we have obligations to manufacture commercial product for our commercial partners. If we are unable to fill the orders placed with us by our commercial partners in a timely manner, we may potentially lose revenue and be in breach of our licensing obligations under agreements with them.

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

Biofrontera is also working to develop a new lamp, the “BF-RhodoLED® XL,” which would allow use of Ameluz® on larger surfaces. Management believes that this new lamp, if it is developed and approved, could provide new business growth opportunities for our company. In the United States, according to FDA guidance, products for PDT, such as Ameluz® gel and its corresponding lamp(s), must be approved as combination products that cover both the drug and the lamp. In May 2016, we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. The applicable office of the FDA has determined that if we develop a new lamp to be used with Ameluz®, we must seek a new approval utilizing the “New Drug Application” procedure. As part of a drug/device combination, the lamp is by definition classified as a class III medical device and as such requires a premarket approval by the FDA. A new lamp will also require changes in the “Prescribing Information” of the drug. If we develop this new lamp, once our extended dossier is submitted to the FDA as part of this approval process, it may take more than six months, plus, if needed, time required to answer questions or provide additional data. Prior to submission, we will need to perform final tests on the lamp prototype, including technical tests by a certified laboratory and a usability study in the United States. During the process, there is a risk that the FDA might ask for additional tests or even clinical trials, and there is no assurance that we will be able to satisfy the FDA’s requests for additional tests or trials in a timely manner, or at all, and there is no assurance that we will be able to develop this new lamp, or obtain approval to use it in the U.S. for PDT treatment of actinic keratosis.

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

A modification to our medical devices such as our BF-RhodoLED® lamp, which is approved for sale in Europe, could lead to a reclassification of the medical device and could result in further requirements (including additional clinical trials) to maintain the product’s CE marking. If we fail to comply with such further requirements, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Additionally, because we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp, any new lamp we may develop would require new approval from the FDA. We cannot assure you that we will develop this new lamp or obtain any such new approval.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may be unable to successfully implement our business strategy.

Our ability to compete in the highly competitive pharmaceutical industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel with specialized scientific and technical skills. We are highly dependent on our management, scientific, medical and operations personnel, including Professor Hermann Lübbert, Ph.D., chairman of our management board and chief executive officer, and Thomas Schaffer, member of our management board and chief financial officer. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

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

Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, our ability to advance the development of our product candidates, obtain regulatory approval and commercialize our products and product candidates will be limited.

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

As of December 31, 2019, we had 174 employees. However, due to current measures and regulations implemented by governments worldwide in an attempt to control the COVID-19 pandemic, we now expect that different priorities for medical treatments will emerge, causing a delay of actinic keratosis treatment for most patients. As such, we have prepared for declining global demand for the foreseeable future for Biofrontera’s products due to the COVID-19 pandemic. We have implemented short-time work for all employees in Germany and similar measures have been implemented at our subsidiaries in Spain and the UK. Biofrontera Inc., our U.S. wholly owned subsidiary, also initiated substantial cost cutting measures by significantly reducing its workforce and implementing a mandatory furlough program, under which all employees will be required to take temporary periods of unpaid time off. In the longer term, as our development and commercialization plans and strategies develop, and as we continue operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating existing or additional employees;

●	managing our internal development efforts effectively, including the clinical and FDA and EMA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

●	improving our operational, financial and management controls, reporting systems and procedures.

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

Our initial estimate of the size of the required sales force may be materially different from the size of the sales force actually required to effectively commercialize our products and product candidates. As such, we may be required to hire substantially more sales representatives to adequately support the commercialization of our products and product candidates or we may incur excess costs as a result of hiring more sales representatives than necessary. With respect to certain geographical markets, we may need to enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. We may be competing with companies that currently have extensive and well-funded marketing and sales operations.

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

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenues and incur costs in the local currency of the countries in which we operate. In 2019, 27% of our revenue was generated and approximately 39% of our costs were incurred in euros (29% and 45%, 47% and 47%, for 2018 and 2017, respectively). As we execute our strategy to expand in the U.S. and internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies, the dollar and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period. Based on certain assumptions relating to our operations (which assumptions may prove incorrect) and our internal models, we believe that, with respect to the fiscal year ended December 31, 2019, an average 10% appreciation of the U.S. dollar against the euro would have resulted in an increase of approximately €3.4 million in our net income for such period, whereas we believe that an average 10% depreciation of the U.S. dollar against the euro would have resulted in a decrease of approximately €4.2 million in our net income during such period.

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

We operate in a number of countries throughout the world. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the U.S. Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

Global economic, political and social conditions and local epidemics or global pandemics have adversely impacted our sales and operations and may continue to do so.

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

Since the beginning of 2020, for instance, COVID-19 has become a global pandemic. As a result of the measures implemented by governments around the world, Biofrontera’s business operations have been directly affected. In particular, there is a risk of a temporary and significant decline in demand for Biofrontera’s products worldwide as a result of different priorities for medical treatments emerging, thereby causing a delay of actinic keratosis treatment for most patients. If COVID-19 continues to spread globally, we may experience disruptions that could severely impact our business, operations, sales and marketing, as well as preclinical studies and clinical trials, including:

●	delays, difficulties or postponement in enrolling and retaining patients in our clinical trials;

●	decreases in demand for our products and services as a result of dermatological care becoming less of a priority for patients and medical professionals during the pendency of the COVID-19 pandemic;

●	delays, difficulties or postponement in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

●	diversion of healthcare resources away from the conduct of clinical trials unrelated to infectious diseases;

●	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by national, state, provincial or local governments, employers and others; and

●	limitations in employee resources that would otherwise be focused on the conduct of our sales and marketing activities, and research and development efforts, preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with other individuals.

To this end, the company has taken immediate steps to mitigate these risks and to safeguard business processes by implementing comprehensive cost reductions, emergency plans to maintain central processes and activities to protect employees. However, there can be no guarantee that these measures will be sufficient to maintain the business operations of Biofrontera in the long term should the COVID-19 pandemic affect the business.

Due to the COVID-19 pandemic, it is currently impossible to make reliable forecasts about the future performance of the business. The direct and indirect effects of the pandemic may have a negative impact on the company’s liquidity position as the pandemic develops as a result of declines or delays in the treatments for which our products used, resulting in a steep decrease in revenue for us. The extent to which COVID-19 may impact our business, research and development efforts, clinical trials, prospects for regulatory approval for new indications for our products, sales, marketing and other operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, the extent and duration of travel restrictions and social distancing in Europe, the U.S. and other countries, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects and the value of our ordinary shares and ADSs.

We currently do not expect that our cash and cash equivalents, together with revenue from sales of our products, will be sufficient to fund operating expenses, pay amounts due under our existing debt obligations, continue our research and development activities and pursue our commercialization strategy beyond December 31, 2020 without raising at least €5 million in additional capital. For this reason, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern in its audit report on our financial statements for the fiscal year ended December 31, 2019. However, the success of any capital increases or financing that may be necessary could be jeopardized as a result of the severe disruption experienced in capital markets as a result of the COVID-19 pandemic and the efforts of governments undertaken to combat the pandemic. To date, our company has been successful in securing the financing to sufficiently fund our operations and growth. However, should this no longer be possible on favorable terms, or at all, given the current crisis situation, even with the recent cost-cutting steps we have taken, we may experience a shortage of cash and cash equivalents, which could have a material adverse effect on our business, prospects, financial condition, results of operations and price of our ordinary shares and ADSs.

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

If we experience delays in the completion of, or termination of, any clinical trial of our products and product candidates, the commercial prospects of our products and product candidates will be materially harmed, and our ability to generate product revenues from any of these products and product candidates, if any, will cease or be delayed. We may have to repeat or redesign clinical trials, which could delay the regulatory approval process. In addition, any termination of, or delays (including as a result of the COVID-19 pandemic) in completing, our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to a delay in the commencement or completion of or early termination of, clinical trials may also ultimately lead to the denial of regulatory approval of our products and product candidates.

We will be subject to ongoing regulatory requirements in every market where we engage in business and we may face future development, manufacturing and regulatory difficulties.

Our drug products Ameluz® and XepiTM and any other drug products we develop, license or acquire will be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, sampling, record-keeping, submission of safety and other post-market approval information, importation and exportation. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and EMA requirements and the requirements of other similar regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP requirements.

Accordingly, we will be required to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar regulatory authorities and to comply with certain requirements concerning advertising and promotion for our products and potential products.

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

Markets outside the U.S. and Germany are an important component of existing commercialization strategy for our existing marketed products as well as part of our growth strategy for Ameluz®. We have entered into commercial supply agreements for Ameluz® and BF-RhodoLED® lamps pursuant to which we exclusively supply and our partners exclusively purchase the products from us in their respective territories, as described in greater detail under “Business — Commercial Partners and Agreements.” Our agreements require us to timely supply products that meet the agreed quality standards and require our customers to purchase products from us, in some cases in specified minimum quantities. If we fail to maintain these agreements and agreements with other partners or to enter into new distribution arrangements with selling parties, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

●	efforts to enter into distribution or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the development of product candidates;

●	changes in a specific country’s or region’s political and cultural climate or economic condition;

●	differing requirements for regulatory approvals and marketing internationally;

●	difficulty of effective enforcement of contractual provisions in local jurisdictions;

●	potentially reduced protection for intellectual property rights;

●	potential third-party patent rights in countries outside of the U.S. or the EU;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability;

●	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

●	the effects of applicable foreign tax structures and potentially adverse tax consequences;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue and other obligations incidental to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the U.S. or Germany;

●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

●	failure of our employees and contracted third parties to comply with U.S. Office of Foreign Asset Control rules and regulations and the U.S. Foreign Corrupt Practices Act or comparable foreign regulations;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism, epidemics and pandemics (such as the COVID-19 pandemic) or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

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

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require our employees to assign their inventions to us to the extent permitted by law, and require our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. or the EU. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S., in the EU and in other countries. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

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

In March 2018, DUSA brought a lawsuit against us and our subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the United States. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. Although we believe that these claims lack merit and intend to defend against them vigorously, we cannot guarantee that we will be successful. We have incurred, and expect to continue to incur, significant expenses in defending these claims, and we expect to have to divert significant employee resources, including management resources, to defend the claims.

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

In addition, the stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies, including as a result of the COVID-19 pandemic. Broad market and industry factors may negatively affect the market price of our ordinary shares or ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ordinary shares or ADSs that will prevail in the market may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control.

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

We have created three sets of “conditional capital” (bedingtes Kapital) which, under German corporate law, means ordinary shares that we have been approved to issue, in the future, upon the exercise or conversion of specified outstanding options, warrants, convertible bonds, convertible notes, or other convertible securities, totaling up to 6,062,048 ordinary shares, of which we expect to use 249,050 ordinary shares to cover issuances of ordinary shares pursuant to our 2010 employee stock option plan and 1,814,984 ordinary shares to cover issuances of ordinary shares pursuant to our 2015 employee stock option plan. 3,998,014 ordinary shares from conditional capital may be used by our company for the issuance of shares to holders of convertible bonds or convertible notes if the repayment price is covered by issuing shares. Our management board, with the approval of our supervisory board, can increase our capital by these amounts and issue new ordinary shares in a corresponding amount without additional shareholder approval and can, to a limited extent, exclude subscription rights of our shareholders in connection therewith. If beneficiaries exercise their options or additional ordinary shares are issued under any of our authorized capital or our conditional capital, you may experience additional dilution, which could cause our ordinary share or the ADS price to fall.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition, ADS price and ordinary share price.

As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. These circumstances have considerably worsened in 2020 as a result of the COVID-19 pandemic. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur as a result of the COVID-19 pandemic or otherwise. Our general business strategy may be adversely affected by the COVID-19 pandemic and any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate further, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and ADS and ordinary share price and could require us to delay or abandon clinical development or commercialization plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

At December 31, 2019, we had approximately €11.1 million of cash and cash equivalents. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since December 31, 2019, no assurance can be given that further deterioration of the global credit and financial markets resulting from the COVID-19 pandemic or otherwise would not negatively impact our current portfolio of cash and cash equivalents or our ability to meet our financing objectives. Furthermore, our ordinary share and ADS price may decline due in part to the volatility of the stock market and the general economic downturn.

Actions of activist shareholders could be disruptive and potentially costly and the possibility that activist shareholders may seek changes that conflict with our strategic direction could cause uncertainty about the strategic direction of our business.

A group of shareholders (the “reporting persons”) associated with Wilhelm Konrad Thomas Zours, one of our major shareholders, and certain of his affiliates has filed with the U.S. Securities and Exchange Commission, or the SEC, a beneficial ownership statement on Schedule 13D relating to our company. According to the Schedule 13D, as amended, as of March 6, 2020, Mr. Zours, through and with the other reporting persons, holds voting power over approximately 13.4 million of our ordinary shares, representing approximately 29.9% of the total voting power of our ordinary shares outstanding. Because Mr. Zours, through and with the other reporting persons, controls over 25% of the total voting power of our ordinary shares, he holds a blocking minority that enables him to prevent the passage of certain resolutions of fundamental importance relating to our company, including, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge) as defined in the German Stock Corporation Act (Aktiengesetz) (in particular domination agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge)), and a change of the legal form of a company relating to the company. In addition, in the Schedule 13D, as amended, the reporting persons state that they desire to change the composition of the management board and supervisory board of our company. In addition, certain of the reporting persons have previously proposed a number of tender offers for our shares, as well as resolutions at our shareholder meetings and have filed legal actions against us relating to actions taken at our shareholder meetings.

The reporting persons or other activist investors may attempt to effect changes in our company’s strategic direction and how our company is governed, or to acquire control over our company. Some investors seek to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, share repurchases, or even sales of assets or the entire company. While our company welcomes varying opinions from all shareholders, activist campaigns that contest or conflict with our strategic direction could have an adverse effect on our company’s results of operations and financial condition as responding to proxy contests and other actions by activist shareholders can disrupt our operations, be costly and time-consuming, and divert the attention of our company’s management board and supervisory board from the pursuit of business strategies. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation or activist shareholder matters. In addition, perceived uncertainties as to our future direction as a result of changes to the composition of our management board or supervisory board may lead to the perception of a change in the direction of the business, instability or lack of continuity which may be exploited by our competitors, may cause concern to our current or potential customers, may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners. These types of actions could cause significant fluctuations in our share and ADS price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

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

The trading market for our ordinary shares and ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our ordinary shares or ADSs or publishes inaccurate or unfavorable research about our business, our share and ADS price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ordinary shares and ADSs could decrease, which might cause our share and ADS price and trading volume to decline.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of ADSs.

We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our supervisory board and management board and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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

We are currently a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2019, only a portion of our assets were located in the United States, although this may change as we expand our operations in the U.S.

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

For more information, we have provided summaries of relevant German corporation law and of our articles of association under “Management”.

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

Based on our current estimates of expected gross assets and income for the year ended December 31, 2019, we do not believe we were a PFIC for the year ended December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for the year ended December 31, 2019 or with regard to our PFIC status in the past, the current year or in the future. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current taxable year or later taxable years. If we were unable to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC would substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules.

As a holder of ADSs, you may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary for the ADSs (the “depositary”) or its nominee to exercise the voting rights attaching to the ordinary shares represented by the ADSs. Pursuant to the deposit agreement and in light of the fact that pursuant to German law and our articles of association, one whole ordinary share represents one vote, voting instructions can be given only in respect of a number of ADSs representing a whole number of ordinary shares. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the ADS holders in the U.S. unless we register such rights and the securities to which such rights relate under the U.S. Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in an action of that kind.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other ADS holders bring a claim against us or the depositary in connection with matters arising under the deposit agreement or relating to the ADSs, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in that action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any ADS holder or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

Our company’s principal executive offices are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany and our telephone number is +49 214 876 00. Our website address is www.biofrontera.com. Information contained on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be part of this annual report or in deciding whether to purchase or sell our ADSs. Our agent for service of process in the U.S. is Biofrontera Inc., 120 Presidential Way, Suite 330, Woburn, Massachusetts 01880, U.S. Our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and on the Frankfurt Stock Exchange under the ticker symbol “B8F” since 2012.

Since February 2018 our ADS have been listed on The NASDAQ Capital Market under the ticker symbol “BFRA”. Each ADS represents two ordinary shares of Biofrontera AG.

On March 25, 2019, we announced that we, through a U.S. subsidiary, acquired Cutanea from Maruho Co., Ltd., the parent of our major shareholder, Maruho Deutschland GmbH, that holds, as of January 28, 2020, approximately 29.9% of our outstanding ordinary shares. In November 2018, Cutanea had launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). We have added XepiTM to our U.S. product portfolio and promote this new product alongside our lead product, Ameluz®.

We completed a restructuring of the legal entities affiliated with Cutanea on December 31, 2019. Prior to the restructuring, Cutanea was held by a direct, wholly owned subsidiary of Biofrontera Inc. formed in connection with the acquisition of Cutanea, Biofrontera Newderm LLC, a Delaware limited liability company (“Newderm”). At the time of the acquisition, Cutanea owned two wholly owned subsidiaries, Dermapex, LLC and Dermarc, LLC, each of which were Delaware limited liability companies that became indirect wholly owned subsidiaries of Biofrontera as a result of our acquisition of Cutanea. The restructuring was completed in the following order: (i) each of Dermapex, LLC and Demarc, LLC were merged with and into Cutanea, with Cutanea surviving, (ii) Cutanea was then merged with and into Newderm, with Newderm surviving, and (iii) Newderm was merged with and into Biofrontera Inc., with Biofrontera Inc. surviving. As a result, Dermapex, LLC, Dermarc, LLC, Cutanea and Newderm were each merged out of existence and all of the assets and liabilities of each of the foregoing were transferred by operation of law to Biofrontera Inc.

On April 1, 2019, Maruho Deutschland, a 100% subsidiary of Maruho, published an announcement pursuant to German law that it intends to make a voluntary offer to acquire up to 4,322,530 of our ordinary shares, or approximately 9.68% of our outstanding ordinary shares as per March 31, 2019, for a purchase price of €6.60 per share in cash. Maruho currently owns approximately 20% of our outstanding ordinary shares. If Maruho is able to purchase all of the ordinary shares it is seeking in its offer to purchase, Maruho will own 29.99% of our outstanding ordinary shares as per March 31, 2019. On April 15, 2019, Maruho published a notification pursuant to German Law, as well as its formal offer document for the voluntary public tender offer in the form of a partial offer (cash offer) to our shareholders to acquire a total of up to 4,322,530 of our ordinary shares. On April 10, 2019, we were requested by Deutsche Balaton AG pursuant to German Law convene an extraordinary shareholders’ meeting to discuss Maruho’s voluntary public tender offer which was held on May 15, 2019.

On June 21, 2019, Deutsche Balaton Biotech AG ("DB Biotech") and DELPHI Unternehmensberatung Aktiengesellschaft ("DELPHI") published the offer document for a voluntary purchase offer to our shareholders to acquire up to 500,000 of our registered shares against a cash payment of €7.20 per share. On July 1, 2019, DB Biotech and DELPHI announced that they would increase the consideration to €8.00 per Biofrontera share.

The acquisition offer had been accepted in full by the registration cut-off date. This corresponds to 1.1% of our share capital and voting rights. According to DB-Biotech and DELPHI, the Deutsche Balaton Group's interest in us increased to around 29.7 % on July 24, 2019 following the completion of the transaction and the acquisition of further shares via the stock exchange.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be located at http://www.sec.gov.

B. Business Overview

We are an international biopharmaceutical company specializing in the development and commercialization of pharmaceutical products for the treatment of dermatological conditions, in particular, diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Our approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of basal cell carcinoma in the EU. In the U.S. we also market a topical antibiotic used to treat impetigo, a bacterial skin infection. We conduct our own research and development and, in several regions, including the U.S., market and sell our own products.

Our principal product is Ameluz®, which is a prescription drug approved for use in combination with photodynamic therapy (when used together, “Ameluz® PDT”) in all of the countries of the EU (including the UK), in Switzerland, in Israel and in the U.S. for the lesion-directed and field-directed treatment of actinic keratosis of mild-to-moderate severity on the face and scalp. We are currently selling Ameluz® for this indication in the U.S., in 9 countries in Europe and in Israel.

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

In January 2020, the Committee for Medicinal Products for Human Use (CHMP) of the EMA issued a positive opinion with respect to our submission for label extension for Ameluz® to include the treatment of mild and moderate actinic keratosis on the extremities and trunk/neck with photodynamic therapy. Based on the positive opinion received from the CHMP of the EMA, the European Commission issued formal approval for such label extension in the first quarter of 2020. Biofrontera has also entered into discussions with the FDA for approval in the U.S. of a label extension for Ameluz® to include the treatment of actinic keratosis lesions on the extremities and trunk/neck. In January 2020, FDA provided positive and constructive feedback requesting additional clinical trials in order to demonstrate expanded indications for Ameluz® on such additional areas of the body.

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

Following our acquisition of Cutanea in March 2019, our principal objectives will also include the commercialization XepiTM in the U.S. on the basis of its current approval, as well as identification of potential opportunities to further capitalize on the drug, potentially by means of obtaining new regulatory approvals or geographic expansion.

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

History of Approved Indications and Active Applications

In December 2011, Ameluz® (“love the light”) 78 mg/g Gel received a centralized European regulatory approval by the European Commission for the treatment of actinic keratosis of mild-to-moderate severity on the face and scalp. In the EU, Ameluz® is to be used in combination with exposure to a red light source (although the approved labelling does not specify the light source). We launched the commercialization of Ameluz® for the treatment of actinic keratosis in Germany for this indication in February 2012 followed by other EU countries during the following two years.

In November 2015, our license partner Louis Widmer SA obtained approval to market Ameluz® in Switzerland for the treatment of actinic keratosis of mild-to-moderate severity on the face and scalp. In April 2016, our licensee Perrigo Israel Agencies Ltd. obtained approval to market Ameluz® in Israel for the same indication. We launched the commercialization of Ameluz® in Switzerland in April 2016 and in Israel in August 2017.

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

In March 2018, we received approval from the European Commission to include treatment of mild-to-moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy (i.e., using natural daylight to activate the drug), which we had applied for in the second quarter of 2017. We had believed that this approval may enable us to increase the market potential of Ameluz® in the EU since Ameluz® can be used without doctor’s office procedures, which procedures can render photodynamic therapy treatment in European markets commercially unattractive due to lack of reimbursement. Based on our experience in 2018, we continue to believe that this approval may enable us to increase the market potential of Ameluz® in the EU.

In the fall of 2019, our company submitted the application for label extension to the EMA to include the treatment of mild and moderate AK on the extremities and trunk/neck with conventional PDT using Ameluz® and the BF-RhodoLED®. In January 2020, the Committee for Medicinal Products for Human Use (CHMP) of the EMA issued a positive opinion with respect to our submission for label extension for Ameluz® to include treatment of mild and moderate actinic keratoses on the extremities and trunk/neck with photodynamic therapy. Based on the positive opinion received from the CHMP of the EMA, the European Commission issued formal approval for such label extension in the first quarter of 2020.

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

According to a 2018 report from the American Association of Dermatology, an estimated 40 million Americans develop actinic keratoses every year. According to The Skin Cancer Foundation, if left untreated, up to 1% of actinic keratosis lesions develop into squamous cell carcinomas every year. On average, this transformation into squamous cell carcinoma occurs within two years of formation of the initial actinic keratosis lesion.

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

Actinic keratosis has been recognized as an occupational disease by the Federal Ministry of Labor and Social Affairs in Germany since 2013. As a result of such recognition, occupational insurance associations in Germany must cover, for the duration of the patients’ lives, the treatment costs of patients who have worked predominantly outdoors for extended periods of time and who meet certain other criteria. In Germany since March 2016, photodynamic therapy has been included as an approved treatment option for occupational actinic keratosis, which means it can be reimbursed by the government.

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

In Europe, only a small portion of prescriptions written for drugs to treat actinic keratosis are for PDT drugs notwithstanding the fact that we believe that clinical trials have demonstrated that photodynamic therapy achieves higher clearance rates compared to other drugs used to treat actinic keratosis. We believe that, in Europe, the extra time and effort required from patients and medical practitioners have historically prevented significant market penetration in the statutory health insurance sector in Europe — a photodynamic therapy treatment requires a patient to visit a medical office for the procedure and requires time from doctors or other medical practitioners to administer it. In Europe, topical prescription product creams are reimbursed by government authorities (or other third-party payors) and do not require a medical office-based procedure, whereas photodynamic therapy requires a procedure that, to date, is not reimbursed in all markets in Europe. In March 2018, we received approval from the European Commission to include treatment of mild-to-moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy and in the first quarter of 2020 we received approval from the European Commission to include treatment on the extremities and trunk/neck. Daylight PDT eliminates the need for a medical office-based procedure and allows easier reimbursement in Germany, where PDT procedures performed by physicians have not been reviewed or approved for reimbursement by the relevant governmental authorities. As a result, we see the potential for daylight PDT to significantly grow its share of the actinic keratosis treatment market in Europe. In the fiscal year ended December 31, 2019, we were able to grow prescriptions significantly in markets where we have an established direct sales force. We grew our sales of units by approximately 36% in Germany and by approximately 40% in Spain, in each case as compared to the fiscal year ended December 31, 2018. In the aggregate, we grew product sales in units in Europe by 15% in the fiscal year ended December 31, 2019, as compared to the fiscal year ended December 31, 2018.

We believe that sales of PDT drugs in the actinic keratosis market represent around 6% of all prescriptions for actinic keratosis, but growth accelerated in 2019. We believe that this acceleration results in part from increased sales of daylight PDT products, including Ameluz®. The market size may, however, be an underestimation since in many countries in Europe PDT drugs may be sold directly to hospitals and, therefore, are not tracked by market research sources. Since PDT drugs generally have a higher price than the self-applied topical drugs, their percentage of revenues is higher than that of prescription numbers.

Available PDT drugs for treatment of actinic keratosis in Europe include Ameluz® gel, Metvix® cream, Alacare® adhesive plaster and Luxerm® cream. Metvix® has been on the market in the EU since 2002, and is the most frequently used PDT drug for treatment of actinic keratosis throughout the EU with the exception of Germany, where Ameluz® is the leader in the PDT therapy market with over 60% market share in 2019.

We estimate that throughout Europe, Metvix® and Luxerm® have about 70% market share among PDT treatments of actinic keratosis, followed by Ameluz® with around 30% of such market share in 2019.

Most of the prescriptions in Europe for treatment of actinic keratosis are for self-applied topical drugs, for which the driver seems to be the minimal amount of time required by doctors and other medical practitioners (since no office-based procedure is required). Almost half of all drug prescriptions in Europe for the treatment of actinic keratosis are for Solaraze® and generic versions of that drug which are now being produced, in spite of the rather low efficacy according to a meta-analysis of clinical trials by Vector and Tolley (2014)1. We believe that this supports our belief that another driver, such as time required to be spent in consultation as compared to time required for a medical office-based procedure, may be more determinative of treatment selection than efficacy. In Europe, the most commonly prescribed drugs for actinic keratosis at present are Solaraze®, Aldara® and Actikerall®. We believe that daylight PDT therapy products will play an increasingly important role in Europe in the future and will be prescribed more often as an alternative to self-applied topical prescription product creams (which have historically been market leaders in the EU in treating actinic keratosis).

U.S. Market

The market for the treatment of actinic keratosis in the U.S. differs significantly from the European market. We believe this is because the U.S. reimbursement system generally has favored procedures, for which physicians get paid or reimbursed. In the U.S., the most common treatment for actinic keratosis is still cryotherapy, with approximately 6-8 million procedures performed per year. Simple curettage is generally not used to treat actinic keratosis in the U.S.

In the U.S., Levulan® has been approved for the treatment of minimally to moderately thick actinic keratosis of the face or scalp in combination with PDT with a blue light source since 1999. Levulan® contains 5-aminolevulinic acid (5-ALA) as its active ingredient. As with Ameluz®, in the treatment of actinic keratosis, Levulan® is used in a PDT treatment once, and the PDT treatment is repeated after several weeks if residual lesions remain. Levulan® had an effective monopoly on the market in the U.S. for the PDT treatment of actinic keratosis (in accordance with the applicable prescribing information) until our company launched Ameluz® in the U.S. in October 2016 (Galderma sold Metvix® in the U.S. market only for a short period and withdrew the product in 2013). We estimate that there are currently between 300,000 and 400,000 prescriptions of PDT drugs for actinic keratosis in the U.S. per year. Based on our estimates and analysis, we believe that Ameluz® has achieved an estimated market share in the U.S. for the PDT treatment of actinic keratosis of more than 20% in 2019.

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

Basal cell carcinomas are the most common invasive tumors affecting humans, accounting for approximately 80% of all non-melanoma skin cancers worldwide. Studies of populations in the U.S. and Switzerland have shown that approximately 20% to 30% of Caucasians will develop at least one basal cell carcinoma in their lifetime, and cases are increasing worldwide, which is believed to be caused by increased exposure to ultraviolet light. More than 4 million cases of basal cell carcinoma are diagnosed in the U.S. each year. Although basal cell carcinoma rarely spreads to other parts of the body and becomes life-threatening, it can be disfiguring if not treated promptly

Market Overview for Treatment of Basal Cell Carcinoma

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

Xepi™

The acquisition of Cutanea Life Sciences, Inc. in March 2019 has enabled Biofrontera to market a FDA-approved drug that has been recently introduced in the U.S. market. Xepi™ (ozenoxacin cream, 1%) is a topical non-fluorinated quinolone that inhibits bacterial growth. Currently, no antibiotic resistance against Xepi® is known and it has been specifically approved by the FDA for the treatment of antibiotic-resistant bacteria. The approved indication is impetigo, a common skin infection. It is approved for use in adults and children 2 months and older. Increasing resistance to known antibiotics is a serious concern for doctors. In total, we believe around 10 million prescriptions for drugs in indications where XepiTM may be effective are issued annually in the U.S., a significant proportion of which are by dermatologists. We therefore see very considerable growth potential for XepiTM.

The drug XepiTM in in-licensed by Biofrontera and is protected by two patent families in the USA and certain other countries. With regard to the USA, patent protection applies for the composition of XepiTM until January 29, 2032 and for the approved treatment of impetigo until December 15, 2029.

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

Following the discussion with the FDA, we have initiated a study with the primary objective of comparing the efficacy of Ameluz® PDT with PDT using just the vehicle that is used to deliver the active ingredient in Ameluz®, in combination with BF-RhodoLED® illumination, in the treatment of superficial basal cell carcinoma. A randomized, double blind, vehicle-controlled multicenter Phase III study will be performed to evaluate the safety and efficacy of Ameluz® in combination with our BF-RhodoLED® lamp. Secondary objectives include the evaluation of the safety and secondary efficacy parameters (including stratification according to lesion size, location, patient age and sex) related to Ameluz® in combination with our BF-RhodoLED® lamp, also including clinical clearance of additional treated lesions on the same patients. The double blind clinical observation period for each patient will be up to 7 months (up to four weeks screening and pre-randomization period, and three or six months double blind part of the study) followed by a 5-year follow-up period after the start of the last PDT cycle. The recruitment phase started in the third quarter of 2018. However, due to the revised study protocol mandated by the FDA, the recruitment process will likely take a considerable amount of time.

Phase III study for the treatment of actinic keratoses on the extremities or trunk/neck

In January 2020, the CHMP of the EMA issued a positive opinion with respect to our submission for label extension for Ameluz® to include treatment of mild and moderate actinic keratoses on the extremities and trunk/neck with photodynamic therapy. Based on the positive opinion received from the CHMP of the EMA, the European Commission issued formal approval for such label extension in the first quarter of 2020.

As a prerequisite for the label extension of Ameluz® to include the treatment of mild and moderate AKs on the extremities as well as trunk/neck with conventional PDT using Ameluz® and the BF-RhodoLED® lamp, Biofrontera carried out a phase III study with 50 patients. The multi-center, randomized, double-blind, intra-individual study was conducted in six study centers in Germany, with each patient showing four to ten clinically confirmed AK lesions in comparable areas on the right and left side of the extremities and/or trunk/neck. The final investigation of the primary endpoint was conducted three months after the last PDT. The results for the primary regulatory endpoint showed that Ameluz® was significantly superior (p<0.0001) to placebo based on an average total lesion clearance rate of 86% compared to 33%. Significant superiority of Ameluz® was also demonstrated for all secondary parameters. In this study, the average lesion recurrence rate after 12 months of Ameluz® treatment was 14.1% compared to 27.4% after placebo.

Based on these results, we have also entered into discussions with the FDA for approval in the U.S. of a label extension for Ameluz® to include the treatment of actinic keratosis lesions on the extremities and trunk/neck with photodynamic therapy. In January 2020, FDA provided positive and constructive feedback requesting additional clinical trials in order to demonstrate expanded indications for Ameluz® on such additional areas of the body. The study protocol is currently being developed according to FDA guidance, with patient recruitment expected to start in the second half of 2020.

Following consultation with the FDA, we have also initiated a pharmacokinetics study (PK study) to test the safety of PDT using three tubes of Ameluz® for PDT treatment of actinic keratosis in larger peripheral body regions. The aim of this phase I study is to obtain pharmacokinetic profiles following an Ameluz® PDT in patients with AK in an extended treatment area in the face/head or peripheral area. In addition, safety and tolerability for the patient during and after treatment will be investigated. Patient recruitment is expected to take 3-5 months and the Phase I study should be completed in the third quarter of 2020.

Development of the BF-RhodoLED® XL

We are working on the development of a new lamp, BF-RhodoLED® XL. If the BF-RhodoLED® XL is developed, it would allow the application of Ameluz® on larger areas as well as the simultaneous exposure of several interspersed lesions. Furthermore, we believe that the BF-RhodoLED® XL would offer what we believe to be an advanced user experience with more customizable settings. The company expects to submit the application for approval of the use of this lamp in combination with Ameluz® to the FDA during the second half of 2020.

Preparation of Additional Clinical Trials for Ameluz®

We have started preparation for the following phase III trials:

(i)	Squamous cell carcinoma: We are planning a randomized, double-blind, multi-center Phase III study to evaluate the safety and efficacy of Ameluz® versus placebo in the treatment of Bowen’s disease (squamous cell carcinoma in situ) with photodynamic therapy when using the BF-RhodoLED® lamp. The study is expected to have an inter-individual design similar in treatment regime and patient number to our planned trial for the treatment of superficial basal cell carcinoma in the U.S., as described above under “— Current Clinical Trials for Ameluz — Basal Cell Carcinoma.”

(ii)	Acne: A phase II trial is in the early planning stages. Biofrontera has prepared a corresponding development plan for the indication extension and received feedback from the FDA on the design of the necessary clinical trials. This will allow the study program to start later in 2020

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

Our Development Collaboration with Maruho

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a major shareholder of our company. During phase 1 of this collaboration, in which the feasibility of the product development was tested, Biofrontera and Maruho examined potential formulations for various branded generic drugs in Europe. Stable formulations have been developed for some, but not for all active ingredients and combinations tested. Maruho paid for all of the costs and expenses in connection with the research and development during phase 1. New intellectual property developed during phase 1 will be jointly owned by both parties, and both parties have retained their respective ownership to pre-existing intellectual property, such as Biofrontera’s patented nanoemulsion. We completed this initial phase in the first quarter of 2018. The initial agreement with Maruho has expired.

On March 19, 2019, we signed an agreement to continue our collaboration with Maruho. As part of the newly agreed project phase, we will prepare the formulation of one of the four active ingredients in our nanoemulsion jointly tested during Phase 1 (described above) for clinical trials. The agreement does not cover any potential clinical testing that may be carried out during a subsequent project phase. Any such clinical testing would be the subject of an additional agreement that would need to be concluded between the parties in due course, depending on the results of the new project phase. As with Phase 1, previously existing intellectual property, in particular our nanoemulsion technology, will remain the property of the respective owner. New intellectual property and results of the new project phase, including project documentation, will be shared equally by the parties. According to the current budget, the new project phase will require up to €1.1 million in research costs, which are to be borne exclusively by Maruho. Should the costs exceed the €1.1 million to be borne by Maruho, the parties have agreed to consult on the next steps and the issue of how to bear costs.

In addition, on March 3, 2020 Biofrontera and Maruho entered into a binding term sheet which sets out the main terms of a future license agreement for Ameluz® for East Asia and Oceania.

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

Sales, marketing and distribution in Europe and Israel

With its central European approval, Ameluz® for the photodynamic therapy treatment of actinic keratosis and basal cell carcinoma, can be sold and distributed in all EU countries as well as in the UK, Norway, Iceland, and Liechtenstein. We have marketed and sold Ameluz® to dermatologists in Germany and, since March 2015, also in Spain through our own field sales force. We also started to market and sell UK through our own sales force beginning April 2018. We sell Ameluz® in other countries within the European Union, in Switzerland and in Israel through license partners.

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

Since April 2018, we have marketed our products in the UK through our own sales force and since March 2015, we have marketed and sold our products in Spain through our branch, Biofrontera Pharma GmbH sucursal en España.

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

In these agreements with our sales partners the sales partners purchase Ameluz® from us at a price that is linked to their own anticipated sales price. Our share of the sales price varies, depending on any up front payment as well as market conditions within each country or region, ranging from 35% to 50% of the net revenue received by the sales partners for our products.

Sales, marketing and distribution in the U.S.

We market and sell Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of actinic keratosis in the U.S. with our own sales force, and launched the commercialization of Ameluz® and our BF-RhodoLED® lamp for actinic keratosis in October 2016. Prior to launch, and with the help of a consulting firm specializing in market access, we analyzed the reimbursement mechanisms for photodynamic therapy in the U.S. healthcare system. Ameluz® is distributed as a “buy-and-bill” drug that is purchased by the dermatologist, rather than distribution through pharmacies.

Sales in the U.S. are made through our wholly-owned subsidiary, Biofrontera Inc., a Delaware corporation, which we established in March 2015. Based on our experience, we concluded that we could most effectively market our products in the U.S. by using our own sales force, which we can train to sell our drug Ameluz® in combination with the BF-RhodoLED® lamp and related procedure. During 2016, we hired 26 employees for our U.S. marketing and sales efforts, and we launched the commercialization of Ameluz® and BF-RhodoLED® lamp for actinic keratosis in the U.S. in October 2016. Since then we have continued to build our organization in the U.S., added the FDA-approved prescription drug Xepi™ to our portfolio in March 2019 and as of December 31, 2019, we had over 60 employees in our salesforce and field based supporting functions in the medical and reimbursement field. However, due to current measures and regulations implemented by governments worldwide in an attempt to control the COVID-19 pandemic, and the reduced demand for our products that this may cause, we have reduced our U.S. workforce and implemented a mandatory furlough program, under which all employees will be required to take temporary periods of unpaid time off. We have filled the key positions for our U.S. operations with qualified and experienced employees from an array of companies and are proud of the assembled talented group of people. The field-based employees are supported by a back-office organization at our U.S. headquarters near Boston.

Group structure

As of December 31, 2019, the Biofrontera Group (hereinafter also called “Biofrontera” or “Biofrontera Group”) consists of a parent company, Biofrontera AG and 5 (previous year: 5) wholly owned subsidiaries. The parent company’s headquarters is in Leverkusen Germany.

Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH and Biofrontera Neuroscience GmbH are located at the parent company’s headquarters in Leverkusen, Germany. Biofrontera Inc.’s headquarters are in Woburn, Massachussetts, USA.

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

We established Biofrontera Inc., a Delaware corporation, as a wholly-owned subsidiary to pursue our business and commercialization efforts in the U.S. under a license from our wholly-owned subsidiary Biofrontera Pharma GmbH.

Effective March 25, 2019, we acquired the shares of Cutanea Life Sciences, Inc. and its subsidiaries Dermarc LLC and Dermapex LLC through our newly formed Delaware limited liability company Biofrontera Newderm LLC. The companies of Cutanea Life Sciences, Inc. as well as Biofrontera Newderm LLC were merged with and into Biofrontera Inc. at the end of 2019. While Biofrontera Inc. engages in all commercial activities, Biofrontera Bioscience GmbH takes responsibility for all regulatory tasks worldwide.

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

Patents

We have filed for and received issued patents in various jurisdictions for our technologies relating to our nanoemulsion technology, migraine prophylaxis and PDT.

We have been issued composition of matter patents for our nanoemulsion technology in the EU (for France, Germany, Italy, Spain, Switzerland, and the UK), Australia, Belarus, Canada, Chile, China, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, South Africa, Singapore, and the Ukraine. Patent protection in these jurisdictions will expire on December 21, 2027. We have filed patent applications pending in the United Arab Emirates and the U.S. The patent in India and the patent application in Brazil were discontinued in 2019.

On November 12, 2019, protection for the patent family, describing the combination of nanoemulsions with aminolaevulinic acid hydrochloride, the active ingredient in Ameluz®, expired. However, Ameluz® continues to be protected by the nanoemulsion technology patent family, which also continues until December 2027, although the corresponding patent application in the U.S. is still pending. This patent has not yet been and may never be granted in the U.S. and thus would not provide patent protection for Ameluz® in this market. However, we believe that the risk presented by future generic competition is mitigated by specific challenges in developing generic topical dermatological products, including regulatory hurdles. As part of Biofrontera’s patent strategy to further protect Ameluz®, additional patent applications have been submitted (see below).

An international patent application regarding anti-migraine compounds and their use was submitted to the World Intellectual Property Organization. While the U.S. patent has been granted, expiring in January 2034, the EU patent assessment is ongoing.

A new Patent Cooperation Treaty (PCT) application “Improved Photodynamic Therapy” was filed with the European Patent Office (EPO) on August 23, 2018. The application was registered under the official file number PCT/EP2018/072823. All countries that were members of the PCT on the filing date (including the U.S.) were listed in the application.

Another international patent application titled “Illumination for photodynamic therapy” was filed with the EPO on June 5, 2019. This application was registered under the official file number PCT/EP2019/064642. Again, all countries that were members of the PCT on the filing date (including the U.S.) were listed in the application.

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

Competition

There are many pharmaceutical companies that compete with us in the field of dermatology, some also in the photodynamic therapy market. The pharmaceutical and biotechnology industry is characterized by intense competition and rapid and significant innovation and change. Our competitors may be able to develop other drugs or products that are able to achieve similar or better results than our product candidates or marketed products. Several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing, and obtaining regulatory approvals to commercialize products for health care. Our competitors include organizations such as major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and generic drug companies. Many of our competitors have greater financial and other resources than we have, such as more commercial resources, larger research and development staffs, and more extensive marketing and manufacturing facilities and organizations. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis technologies and products that are more effective or less costly than Ameluz®, XepiTM or any other products that we sell or are developing or that we may develop, which could render our products obsolete and noncompetitive. Our competitiveness may also be affected by our ability to manufacture and commercialize our products and by the level of reimbursement for the cost of our drug and treatment by third party payors, such as insurance companies, health maintenance organizations and government agencies.

Competition in the EU

There are a few other companies that are selling photodynamic therapy agents other than Ameluz® for the treatment of actinic keratoses and certain other skin conditions. Our major competitor in the EU is methyl aminolaevulinate (160mg/g) (MAL) Metvix®/Metvixia®, a drug owned and distributed by Galderma S.A., which is used in photodynamic therapy with red light. Its approved indications include: the treatment of thin or non-hyperkeratotic and non-pigmented actinic keratoses on the face and scalp when other therapies are considered less appropriate; the treatment of superficial and/or nodular basal cell carcinoma unsuitable for other available therapies due to possible treatment related morbidity and poor cosmetic outcome, such as lesions on the mid-face or ears, lesions on severely sun damaged skin, large lesions, or recurrent lesions; and the treatment of squamous cell carcinoma in situ (Bowen´s disease) when surgical excision is considered less appropriate. Metvix® is indicated in adults above 18 years of age. We believe that, historically, we lost sales of Ameluz® in the EU to Metvix® because Metvix® was approved in the EU to treat both actinic keratosis and basal cell carcinoma. Since obtaining our indication extension to treat basal cell carcinoma in the EU in 2016, we have seen improved sales of Ameluz® in the EU because of our product’s generally higher clearance rates, especially for thicker and nodular carcinomas, as demonstrated in our clinical trials.

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

The relative benefits of different treatment options for mild-to-moderate actinic keratosis have been analyzed in a European meta-analysis (Vegter & Tolley 2014). The objective of this study was to compare different treatments for mild-to-moderate actinic keratosis on the face and scalp available in clinical practice in Europe. A network meta-analysis was performed to compare different treatment modalities by combining a network of both head to head and indirect comparative evidence. Study selection was based on the Cochrane systematic search and review for actinic keratosis treatments available in Europe. In total, 25 randomized, controlled studies (5,562 patients) with the primary outcome measure “complete patient clearance” were considered and included. For PDT, only studies with LED lamps were included. Although this study was a meta-analysis of placebo-controlled trials, rather than a head-to-head comparison of treatments, we believe this data shows significant support for Ameluz PDT as the best available treatment option for mild-to-moderate actinic keratosis of the face and scalp.

We believe that only a small proportion of patients in the EU who could be treated with medication in combination with photodynamic therapy are currently being so treated because dermatologists in the EU favor topical prescriptions, which require the least amount of work from medical practitioners (since no office procedure is required). In the EU, cryotherapy is not a common practice due to its limited efficacy, high recurrence rates and the lack of reimbursement. Photodynamic therapy for actinic keratosis is not reimbursed in all markets in the EU. Particularly in those countries where dermatology is mostly a hospital-based discipline, dermatologists typically treat basal cell carcinoma (and not actinic keratosis). We expect sales of Ameluz® to increase in the EU because of the greater benefits demonstrated in clinical trials, better cosmetic results compared to other treatment options, and the extension of indications to field cancerization and basal cell carcinoma in addition to actinic keratosis.

In addition, we believe that the recent extension of our indications in the EU for Ameluz® to include daylight photodynamic therapy has allowed Ameluz® to better compete with Metvix® and Luxerm® and with other topical prescription drugs, which are widely used in Europe, has begun leading to improved revenue in Germany and other EU countries.

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

In the U.S., our treatment of actinic keratosis with Ameluz® in combination with our BF-RhodoLED® red lamp competes with Levulan®, an approved photodynamic therapy drug for actinic keratosis used in combination with a blue light lamp. The Ameluz® approval covers both lesion-directed and field-directed treatment, while the Levulan® approval is restricted to lesion-directed treatment. In addition, we also compete with a number of non-photodynamic therapy products for the treatment of actinic keratoses and certain other skin conditions similar to those listed above under “—Competition in the EU”, as well as cryotherapy with liquid nitrogen.

Because our approval for Ameluz® in the U.S. covers not only lesion-directed treatment, but also field-directed therapy, we believe our approval provides us with the ability to provide broader treatment possibilities compared to certain competitor products.

In addition, in August 2017, we agreed with the FDA on the requirements for the potential approval of our application to extend Ameluz® PDT for the treatment of superficial basal cell carcinoma in the U.S. Under the agreed plan with FDA, our application could be based on a single additional Phase III pivotal trial to be conducted in the U.S., in which Ameluz® PDT will be compared to placebo PDT. The FDA requested a combined read-out of clinical and histological clearance. The trial started in September 2018. However, due to the nature of the study protocol mandated by the FDA, the recruitment process will likely take a considerable amount of time. If we obtain FDA approval for such label extension, we expect that Ameluz® would be at that time the only drug in the United States for the treatment of superficial basal cell carcinoma with PDT.

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

Commercial Partners and Agreements

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a major shareholder of our company. The term of our agreement with Maruho initially expired on December 31, 2017 and was extended to March 31, 2018 and has since expired. On March 19, 2019, we signed an agreement with Maruho to continue the expired research cooperation and a non-binding term sheet with Maruho with respect to a potential cooperation agreement regarding research and development of further indications for Ameluz® for the treatment of acne. We continue to negotiate with Maruho regarding certain details relating to this next phase of our collaboration and in March 2020, we entered into a non-binding letter of intent regarding a possible indication expansion of Ameluz® for acne and the expansion of commercialization of Ameluz® into Asia and Oceania. For more information, see “Business — Our Research and Development Plans — Our Development Collaboration with Maruho.”

We have a license and supply agreement with Desitin Arzneimittel GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Denmark, Sweden, and Norway; and we have a license and supply agreement with Pelpharma Handels GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Austria.

We have a license and supply agreement with Louis Widmer SA in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Switzerland and Liechtenstein. We have a license and supply agreement with Perrigo Israel Agencies Ltd. in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Israel, the West Bank and the Gaza Strip. We commenced sales in Switzerland in 2016 and in Israel in August 2017.

In these agreements with our sales partners, we often (but not always) receive an initial up-front payment. The sales partners purchase Ameluz® from us at a price that is linked to their own anticipated sales price. Our share of the sales price varies, depending on any up-front payment as well as market conditions within each country or region, ranging from 35% to 50% of the net revenue our sales partners received for our products.

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

We rely on two suppliers to obtain 5-aminolevulinic acid (5-ALA), the active pharmaceutical ingredient contained in Ameluz®. Hapila GmbH (“Hapila”), located in Germany, manufactures 5-ALA directly for us. Midas Pharma GmbH (“Midas”), located in Germany, relied on two sub-contractors, located in India and Italy, to manufacture the 5-ALA that it supplies to us. The sub-contractor in India was removed from the list of registered manufacturers for 5-ALA in 2018, after this company went out of business. 5-ALA provided by Hapila is approved for use in Ameluz® in the EU, Switzerland and Israel. 5-ALA provided by Midas is approved for use in the U.S. and the EU. Pursuant to our contracts with Hapila and Midas, those entities supply, upon request by us, the volumes of 5-ALA that we require according to pre-agreed specifications. Our contract with Hapila has an initial term through May 2020. Thereafter, the contract with Hapila automatically renews for one-year periods, unless it is terminated by us upon 6 months’ prior notice. Our contract with Midas has an initial term through December 2021. Thereafter, the contract with Midas automatically renews for one-year periods, unless it is terminated by either party by notice to the other party given 6 months prior to the end of the initial contract term or renewal period, as applicable.

Xepi™ is produced for Biofrontera solely by Ferrer Internacional S.A., the licensor of Xepi™, which supplied Cutanea, and now supplies Biofrontera, with the finished product under that certain License and Supply Agreement. Under this agreement, Ferrer has granted to Biofrontera the exclusive right to market and otherwise commercialize the products related to the compound Ozenoxacin. The agreement allows us to develop, make, have made, use, register, market, promote, sell, have sold, offer for sale and import Ozenoxacin and pharmaceutical products containing Ozenoxacin for treatment of topical bacterial infections in patients, more specifically those with impetigo. We have agreed to pay royalties to Ferrer, with royalty percentages in the mid-to-high single digits based on certain levels of net sales of licensed products sold by us. Under the agreement, we will purchase all our requirements of trade units and samples of products containing Ozenoxacin exclusively from Ferrer or Ferrer’s appointee, and Ferrer has agreed that it will manufacture and supply to us, or cause to be manufactures and supplied to us, all such trade units and samples.

Facilities

Our global corporate headquarters is located in Leverkusen, Germany. We lease approximately 37,000 square feet at this facility, in which we house our corporate offices and the manufacturing facility for BF-RhodoLED® lamp under an operating lease the initial term of which expired on June 15, 2019. This lease extended automatically to December 31, 2020 and automatically extends on December 31 of each year thereafter for one additional year unless terminated by either party upon twelve months’ prior notice. Our U.S. headquarters is located in Woburn, Massachusetts, where we lease approximately 10,372 square feet under a lease agreement that has an initial term expiring in September 2025.

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

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval. We are relying exclusively on our manufacturing partner’s facilities for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented and development of and submission of data to support the change. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval, as well as, possibly, the development and submission of data to support the change.

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

Fraud and Abuse Laws

We are also be subject to healthcare anti-fraud and abuse regulations and enforcement of such laws by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

●	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	federal Civil Monetary Penalties Law that prohibits various forms of fraud and abuse involving the Medicare and Medicaid programs;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers;

●	for Europe, directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the European Union governing the advertising and promotion of medical devices; and

●	in Germany the advertising and promotion of our products can be subject to restrictions provided by the German Act Against Unfair Competition protecting against commercial practices which unacceptably harass a market participant.

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

In Europe and Germany, we may be subject to strict data protection regulations, in particular with regard to health data of individuals, which are categorized as “special categories of personal data” pursuant to Section 22 subsection 1c German Federal Data Protection Act (Bundesdatenschutzgesetz). “Personal data” refers to any information relating to an identified or identifiable natural person (data subject); an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity. The special categories of data such as health data may only be processed if (i) it is necessary in order to exercise the rights conferred by the law on social security and social protection and to comply with the obligations thereunder, or (ii) necessary for preventive health care purposes, for the assessment of the employee’s ability to work, for medical diagnosis, for health or social care or for the management of health and social care systems and services, or pursuant to a contract concluded by the data subject with a health-care professional, and processed by, or under the responsibility of, medical staff or other persons subject to an equivalent obligation of confidentiality, or (iii) it is necessary for reasons of public interest in the field of public health, such as protection against serious cross-border health threats or to ensure high standards of quality and safety in health care and in medicinal products and medical devices; the professional and criminal law requirements for maintaining professional secrecy must be complied with. Therefore, we may be subject to and our marketing activities may be limited by the regulations regarding the data protection of individuals (e.g., according to the Regulation (EU) 2016/679 (General Data Protection Regulation), the Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data as well as to the German Federal Data Protection Act 2018). These regulations could also restrict the transfer of data from Germany/Europe to the U.S. The general transfer of personal data outside of Europe is prohibited according to Section 3 subsection 5 article 78 German Federal Data Protection Act (implementing Art. 44 GDPR) if the data importer cannot guarantee an appropriate standard of data protection. A transfer of personal data to a non-EU member state (third country) is allowed only if the third country guarantees a reasonable standard of protection. Currently the U.S. is not generally considered to be a country with an appropriate level of data protection, only if the data recipient is privacy shield certified data may be transferred from the EU to the United States without concluding further contractual arrangements. This means that, if the data recipient in the United States is not privacy shield certified, further contractual arrangements have to be adopted to permit the international transfer of personal data to the U.S.

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

Overview

We are an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions, in particular, diseases caused primarily by exposure to sunlight that results in sun damage to the skin.

We were founded in 1997 by Professor Hermann Lübbert, Ph.D., who currently serves as chairman of our management board and our chief executive officer. Our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and on the Frankfurt Stock Exchange since 2012 under the ticker symbol “B8F” since 2012. American Depositary Shares (ADS) each representing two ordinary shares of Biofrontera have been listed on The NASDAQ Capital Market since February 2018.

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

Ameluz® PDT received centralized European approval in 2011 from the European Commission for the treatment of actinic keratosis of mild-to-moderate severity on the face and scalp. Since the initial centralized European approval of Ameluz® PDT, the European Commission granted label extensions for the use of Ameluz® PDT for (i) the treatment of field cancerization, or larger areas of skin on the face and scalp with multiple actinic keratosis, (ii) the treatment of superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome, (iii) the treatment of mild-to-moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight photodynamic therapy and (iv) treatment of actinic keratosis of mild-to-moderate severity on the extremities and neck/trunk.

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

We intend to further develop and seek approval to commercialize Ameluz® for the treatment of the extremities and trunk/neck as in the U.S. well as other medical conditions, such as basal cell carcinoma in the U.S. and squamous cell carcinoma in situ.

On March 25, 2019, we entered into an agreement with Maruho to acquire 100% of the shares of Cutanea including its subsidiaries Dermark LLC and Dermapex LLC through our wholly owned subsidiary, Newderm. Cutanea had been marketing Aktipak®, a prescription gel for the treatment of acne, as well as Xepi™, a prescription cream for the treatment of impetigo, since November 2018. Due to technical difficulties in the manufacturing process of Aktipak®, we discontinued sales of Aktipak® in summer 2019.

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 was €7.4 million, €8.9 million and €16.1 million, respectively. As of December 31, 2019, we had an accumulated deficit of €152.7 million. Our ability to become profitable depends on our ability to further commercialize our main product Ameluz® and control costs, including general administrative costs incurred in connection with the consolidation of Cutanea as well as litigation. Even if we are successful in increasing our product sales, we may never achieve or sustain profitability. In the long term, we anticipate increasing our sales and marketing expense as we attempt to exploit the recent regulatory approvals we have received to market Ameluz® in the U.S. and the EU. However, due to current measures and regulations implemented by governments worldwide in an attempt to control the COVID-19 pandemic, we now expect that different priorities for medical treatments will emerge, causing a delay of actinic keratosis treatment for most patients. As such, we have prepared for declining global demand for the foreseeable future for Biofrontera’s products due to the COVID-19 pandemic As such, we have implemented short-time work for all employees in Germany and similar measures have been implemented at our subsidiaries in Spain and the UK. Biofrontera Inc., our U.S. wholly owned subsidiary, also initiated substantial cost cutting measures by significantly reducing its workforce and implementing a mandatory furlough program, under which all employees will be required to take temporary periods of unpaid time off. There can be no assurance that our sales and marketing efforts will generate sufficient sales to allow us to become profitable. Moreover, due to the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

Over the past five years, we have funded our operations primarily through the issuance and sale of equity securities, warrant bonds and convertible bonds. We expect to continue to fund our operations over the next several years primarily through proceeds from the EIB credit facility that we entered into in May 2017, our existing cash resources, additional private or public sales of our securities and revenues generated from our operating business. Any equity financing, if needed, would likely result in dilution to our existing shareholders and any debt financing, if available, would likely involve significant cash payment obligations and include restrictive covenants that may restrict our ability to operate our business.

Components of Our Results of Operations

Revenue

We generate revenue through the sale of our products Ameluz®, XepiTM, BF-RhodoLED® and Belixos® (our cosmetic skin care product).

In Germany, Spain, the UK and the U.S., we distribute and sell Ameluz® through our own sales force and recognize revenue upon shipment to our customers, such as wholesalers or hospitals or physicians. We have entered into license and distribution agreements with a variety of partners in other European countries and Israel. According to these agreements, we produce our products and sell them to our distribution or commercial partners at a transfer price, which is a defined percentage of the estimated final sales price in the respective country or territory. Such percentages range from 35% to 50% of the net revenue our sales partners received for our products. Since production of Ameluz® is specific for most countries, we typically produce larger lots for our distribution or commercial partners and ship and invoice them. Our distribution or commercial partners hold inventory and subsequently sell stock over time in their applicable country or territory. We recognize revenue upon shipment to such partners. Upon signing of our license and supply agreements, we also typically receive one-time payments from our distribution partners.

Accordingly, the primary factors that determine our revenue derived from our products are:

●	the level of orders generated by our sales force in the U.S., Germany, Spain and the UK;

●	the level of orders from our commercial partners;

●	the level of prescriptions and institutional demand for our products; and

●	unit sales prices.

In the past, we also generated revenue from development projects entered into with Maruho. Under a collaboration and partnership agreement we entered into with Maruho, Maruho bore all costs in connection with development work for product candidates, which work was carried out either by our personnel or by subcontractors that we selected. We generated revenue of €0.7 million from this agreement in the fiscal year ended December 31, 2019, €0.1 million in the fiscal year ended December 31, 2018 and €1.4 million in the fiscal year ended December 31, 2017. This agreement with Maruho was renewed to enter into phase II of the project in March 2019.

Revenue from the sales of our BF-RhodoLED® photodynamic therapy lamp, which support sales of Ameluz®, and Belixos®, our over-the-counter line of skin care cosmetics products, is relatively insignificant compared with the revenues we generate through our sales of Ameluz®.

In 2019, we continued to significantly increase product sales. In Germany, our revenues increased by around 40% to €4.6 million, while in the U.S., revenues from product sales amounted to €23.3 million, up approximately 57% from the previous year. In Spain, due to the growth in sales volume, a slight increase in sales was recorded despite a 27% price reduction imposed by the government. In the UK, improvements were achieved in particular in access to major hospitals. The most important growth driver continues to be our U.S. business, where in 2019 we generated approximately 75% of total sales. In the U.S., such growth resulted from further expansion of our sales and distribution infrastructure and improved reimbursement for the work performed by dermatologists using PDT.

In the long term, we expect our revenue from sales in the U.S. to continue to increase as we further expand our commercialization efforts in that country and eliminate two existing competitive disadvantages of Ameluz® relative to the competitor product; initially, our current approval only allows the reimbursement of one tube per application. Biofrontera is working diligently on improving the reimbursement modalities, as well as on extending the label to include the treatment of actinic keratoses on the extremities, trunk and neck. For the latter, Biofrontera will soon initiate another clinical trial in the U.S. with the goal of obtaining a corresponding extension of the approval. In order to obtain approval of reimbursement for several tubes for the treatment of larger body regions in the periphery, Biofrontera is currently planning a pharmacokinetics study to support the safety of the treatment with three tubes of Ameluz®. We also believe that the agreement we entered into with the U.S. Department of Veterans Affairs (the “VA”) in 2018 will provide further long-term business opportunities for us. With many young doctors being trained in VA hospitals and being able to experience Ameluz® with PDT, we may be able to use this platform to educate a new generation of opinion leaders and innovation drivers in dermatology about the advantages of PDT in combination with Ameluz® for the treatment of AK. Despite our currently low business volume with the VA, the VA market remains a strategically important market. However, due to current measures and regulations implemented by governments worldwide in an attempt to control the COVID-19 pandemic, we now expect that different priorities for medical treatments will emerge, causing a delay of actinic keratosis treatment for most patients. As such, we have prepared for declining global demand for the foreseeable future for Biofrontera’s products due to the COVID-19 pandemic.

In addition, in March 2019, Biofrontera expanded its product portfolio in the U.S. with the FDA-approved drug XepiTM. We believe XepiTM is the first topical antibiotic in the U.S. that has been approved by the FDA in about 10 years. The approval also includes the treatment of infections with antibiotic-resistant bacterial strains such as Methicillin-resistant Staphylococcus aureus, or MRSA, and is expressly approved by the FDA for infections with such bacteria. While we believe that Xepi™ has good market potential, we believe that Ameluz® will remain our most important product in the near future.

In March 2018 we received approval from the European Commission for label extension for the treatment of mild-to-moderate actinic keratoses using Ameluz® in combination with daylight photodynamic therapy. As a result of the growth of daylight PDT in Germany, our largest European market for Ameluz®, we began to generate larger revenues in this market. We estimate that daylight PDT will continue to capture additional market share that was previously reserved for self-applied topical creams. Ameluz® is reimbursed by the German public health insurance companies when prescribed for daylight PDT, which we believe has increased the number of patients in Germany who have access to treatment with Ameluz®.

Because traditional photodynamic therapy treatments using a lamp are performed more frequently during the winter, our revenue is subject to some seasonality and has historically been higher during the first and fourth quarters than during the second and third quarters. However, daylight photodynamic therapy is more frequently performed during the summer (and often cannot be performed during the winter). Our recent approval from the European Commission for daylight photodynamic therapy has had the effect of smoothing our revenue throughout the year.

Based on the positive results of the phase III – trial on the safety and efficacy of Ameluz® in combination with Biofrontera’s BF-RhodoLED® lamp for the treatment of actinic keratoses on the extremities as well as the trunk/and neck, on March 10, 2020, the European Commission formally granted the extension of its approval for this indication. The company expects further sales growth in Europe as a result of the label extension.

The following table provides a breakdown of revenue by geographic region for the past three fiscal years:

Total Revenue

	Fiscal Year ended December 31,
	2019	2018	2017
	in € thousands

Germany	4,633	3,307	2,674
United States	23,343	14,894	6,312
Other International Revenues	2,603	2,737	1,616
One Time License Payments	-	40	-
Maruho Development Project	686	129	1,423
Total Revenue	30,579	21,107	12,025

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

Research and Development Expenses

We incur research and development expenses related to our clinical and drug and medical device development programs. Our research and development expenses consist of expenses incurred in developing, testing and manufacturing drugs and devices for clinical trials, as well as seeking and maintaining regulatory approval of our product candidates, including:

●	expenses associated with regulatory submissions, clinical trials and manufacturing;

●	payments to third party CROs, contract laboratories and independent contractors;

●	payments made to regulatory consultants;

●	payments made to third party investigators who perform clinical research on our behalf and clinical sites where such testing is conducted;

●	Personnel-related expenses, such as salaries, benefits, travel and other related expenses;

●	expenses incurred to obtain and maintain regulatory approvals and licenses, patents, trademarks and other intellectual property; and

●	facility, maintenance, and allocated rent, utilities, and depreciation and amortization, and other related expenses.

Research and development costs totaled €4.6 million, €4.4 million and €4.2 million for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

The following table summarizes the costs of significant projects and reconciling items to arrive at total research and development expenses for the periods shown (in thousands of euros):

	Fiscal Year ended December 31,
	2019	2018	2017
	€	€	€
Clinical studies (external expenses)	2,030	1,278	1,363
FDA and EMA fees	657	448	741
Other expenses	1,949	2,702	2,121
Total Research and development expenses	4,636	4,428	4,225

As we continue our clinical trial program for Ameluz®, both to show effectiveness in comparison to other drugs or therapies and to try to extend the current indications of Ameluz®, we expect to continue to incur similar levels of research and development expenses. In addition, any termination of, or delays in completing, our clinical trials will slow down our product development and approval process, leading to increased costs.

Sales Costs

Sales costs consist primarily of salaries, benefits and other related costs for personnel serving in our sales, marketing and business development functions in Germany, Spain, the UK and the U.S. Our sales costs also include costs related to marketing materials as well as sales congresses, industry conferences and similar events conducted to promote our products.

In 2019, sales and marketing costs significantly increased over the previous year. This was due to the costs for the further expansion of our U.S. sales organization as well as sales costs incurred at Cutanea (€5,906 thousand). Sales costs include the costs for our own sales force in Germany, Spain, the UK and the U.S. as well as marketing expenses. In the near term, we expect our sales costs to increase as we expand our commercialization efforts in the U.S.

We incurred sales costs of €28.9 million, €17.7 million and €16.9 million for the fiscal years ended December 31, 2019, December 31, 2018, and December 31, 2017, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, investor relations, information technology and human resources. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, investor relations, travel, insurance premiums and depreciation. During the fiscal year ended December 31, 2019, we increased our general and administrative expenses in particular due to the initial consolidation of Cutanea and legal and consulting costs incurred in connection with lawsuits by and against one of our principal competitors in the U.S., DUSA. We expect our general and administrative expenses to decline during the fiscal year ending December 31, 2020 as a result of the cost-cutting measures we put in place in response to the COVID-19 pandemic.

We incurred general and administrative expenses of €16.3 million, €12.9 million and €3.1 million for the fiscal years ended December 31, 2019, December 31, 2018, and December 31, 2017, respectively.

Stock Compensation

We grant stock options to members of our management board, senior management, and employees. We recognize compensation expense as a charge to operations over the relevant vesting period of the options, which generally is four years.

The aggregate estimated fair value for options issued during the fiscal year ended December 31, 2019 was approximately €2.8 million as compared to €2.1 million in the fiscal year ended December 31, 2018, which is being recognized over the vesting periods. Total compensation expense recorded related to options during the fiscal year ended December 31, 2019, was approximately €0.4 million. From inception through the fiscal year ended December 31, 2019, we have incurred cumulative compensation expense related to stock options of approximately €1.3 million.

Finance Expense

Finance expense consists of interest income and interest expense, and foreign exchange gains (losses). Interest income consists of interest earned on our cash and cash equivalents. The interest expenses were the result of interest payments on our warrant bonds outstanding during 2017, and of the compounding of interest on the warrant bonds, using the effective interest method. Interest expenses in the fiscal years ended December 31, 2017, December 31, 2018 and December 2019, further included interest for the loan under the EIB credit facility (including the second tranche drawn down in February 2019) and convertible bonds, calculated by using the effective interest method. We incurred finance expense of €2.7 million, €1.8 million and €1.1 million in the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

Other Income and Expenses

Other income in 2019 mainly includes the negative difference (bad will) arising from the purchase price allocation and other income from the assumption of costs agreed to be paid by Maruho under the Share Purchase Agreement under which we acquired Cutanea. In addition, other income and expense is comprised of currency gains and losses from consolidating an intercompany U.S. dollar loan by Biofrontera AG to its wholly-owned U.S. subsidiary Biofrontera Inc. for 2019, 2018 and 2017.

Income Taxes

As a result of the net losses we have incurred in each fiscal year since inception, we have recorded no provision for income taxes during such periods. At December 31, 2019, we had net operating loss carry-forwards for German corporation and trade tax purposes of €135.4 million. Deferred tax assets are generally determined on the basis of the existing income tax rates in Germany. As a result of the German Company Tax Reform Act 2008, the corporation tax rate is set at 15%. When a solidarity surcharge of 5.5% is included, this results in a combined tax rate of 15.8%.

In addition to the corporate tax rate, our company is also subject to a local business tax rate of 16.6%. As the business taxes are not deductible as an operating expense, the resulting tax rate is 32.5%.

Loss carry forwards have an unlimited carry forward period under current German law.

We are also subject to corporate taxation in the United States.

We are entitled under U.S. federal income tax laws to carry forward any net operating losses incurred from tax years ending on or before December 31, 2018 for a period of twenty years and can offset our net operating losses carried forward against future taxable income. As of December 31, 2019, we had tax loss carryforwards in the U.S. totaling €23.6 million.

The effective income tax rate in the United States was 26% in 2019.

At present, there is a new corporate income tax rate in the United States of 21% effective for the tax years ending in 2018 and thereafter. Also effective for tax years ending in 2018 and forward, the carry forward of losses is indefinite but limited to up 80% of computed taxable income. The United States does from time to time, amend the level of taxation levied on corporations and there is no certainty that the tax rate currently in effect will not change in the future. The recently enacted Coronavirus Aid, Relief, and Economic Security Act, or the “CARES Act,” temporarily repeals the 80% taxable income limitation on the use of net operating losses for taxable years beginning before January 1, 2021.

Due to the lack of predictability regarding future taxable profits, the existing deferred tax assets deriving, as a matter of principle, from loss carryforwards and tax-deductible differences were generally not recognized on the balance sheet, in accordance with IAS 12.34. On our balance sheet as of December 31, 2019, however, we capitalized deferred tax assets of €7.8 million as our wholly-owned subsidiary Biofrontera Pharma GmbH had become profitable and is expected to remain profitable such that we will be able to set off respective loss carry-forwards against future profits in accordance with German tax acts.

Effect of Foreign Currency Fluctuations

We publish our consolidated financial statements in euros. Historically, most of our revenue and expenses have also been denominated in euros. Therefore, historically, we had not been subject to any major influences on our net income due to currency exchange effects. Since we have obtained FDA approval and begun to commercialize our products in the U.S., however, we generate a significant part of our revenue and expenses in U.S. dollars. The revenue and expenses incurred in U.S. dollars will be translated into euros when they are reported in our consolidated financial statements. As a result, any substantial future appreciation or decline of the U.S. dollar against the euro could have a material effect on our revenue and profitability.

Based on certain assumptions relating to our operations (which assumptions may prove incorrect) and our internal models, we believe that, with respect to the fiscal year ended December 31, 2019, an average 10% appreciation of the U.S. dollar against the euro would have resulted in an increase of approximately €3.4 million in our net income for such period, whereas we believe that an average 10% depreciation of the U.S. dollar against the euro would have resulted in a decrease of approximately €2.7 million in our net income during such period.

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

Comparison of Fiscal Years Ended December 31, 2019 and December 31, 2018

Total revenue

Total Revenue
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Germany	4,633	3,307	1,346	40%
United States	23,343	14,894	8,449	57%
Other International Revenues	2,603	2,737	(134)	(5)%
One Time License Payments	-	40	(40)	n/a
Maruho Development Project	686	129	557	432%
Total Revenue	30,579	21,107	9,082	48%

Revenue for the fiscal year ended December 31, 2019 increased by approximately 48%, to €30.6 million, from €21.1 million for the fiscal year ended December 31, 2018.

During the fiscal year ended December 31, 2019, we recorded €4.6 million of revenue in Germany, which represents an increase of €1.346 million or 40%, compared to the fiscal year ended December 31, 2018. This increase was mainly due to increased adoption of Ameluz®—in particular in combination with daylight PDT—by dermatologists in Germany. We expect our revenue to grow in Germany because in Germany Ameluz®, when used in combination with daylight PDT, is eligible for reimbursement for all patients with public health insurance, which was not previously the case. We expect further sales growth in Europe as a result of the EU-label expansion received in March 2020 to include the treatment of actinic keratoses on the extremities as well as the trunk and neck. In addition, the results of the follow-up phase of the clinical study comparing daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC), which we expect to lead to higher sales in the future.

During the fiscal year ended December 31, 2019, we recorded €23.3 million of revenue in the U.S. This includes sales of €0.8 million from XepiTM and Aktipak®. Revenue in the U.S. in the fiscal year ended December 31, 2019 increased significantly by €8.5 million, or 57%, as compared to the fiscal year ended December 31, 2018 and, as a result, in 2019, the U.S. represented the largest regional market for us. This revenue growth resulted primarily from further expansion of our sales and distribution infrastructure and improved reimbursement for the work performed by dermatologists using PDT. In 2019, the reimbursement in the U.S. for the treatment with Ameluz®, which is based on so-called CPT codes, was increased again, improving the positioning of PDT as a treatment option.

During the fiscal year ended December 31, 2019, we recorded revenue of €2.6 million from the sale of products in other European countries, either to our distribution partners or from our own sales in countries other than Germany. This represents a decrease of €0.1 million or 5%. In Spain, a 27% reduction in our sales price in Spain as of July 1, 2018 was offset in whole by higher sales. However, the decrease in revenue generated by declining deliveries to license partners led to the overall decrease in sales.

Revenue from the development projects with Maruho was €686 thousand during the fiscal year ended December 31, 2019, which represents a decrease of €557 thousand or 432% compared to the fiscal year ended December 31, 2018.

We did not record any license income during the fiscal year ended December 31, 2019. We had €40,000 in license income in the fiscal year ended December 31, 2018.

Cost of sales

Cost of Sales
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(4,875)	(4,451)	424	10%

Cost of sales was €4.9 million for the fiscal year ended December 31, 2019, compared to €4.5 million for the fiscal year ended December 31, 2018, an increase in costs of €0.4 million. This increase resulted primarily from a higher volume of products sold during the period.

Research and development expenses

Research and Development Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	(2,030)	(1,278)	(752)	59%
FDA and EMA Fees	(657)	(448)	(209)	47%
Other research and development expenses	(1,949)	(2,702)	753	(28%)
Total research & development expenses	(4,636)	(4,428)	(208)	5%

Research and development expenses were €4.6 million for the fiscal year ended December 31, 2019, compared to €4.4 million for the fiscal year ended December 31, 2018, an increase in expenses of €0.21 million, or 5%. The increase in the costs for the clinical studies follows the progress of the studies, in particular the BCC study in the U.S. Expenses for regulatory items, including costs related to the granting, maintenance and expansion of our approvals, increased principally as a result of the inclusion of approval fees for Xepi TM in the fiscal year 2019.

Research and development costs include the costs of clinical studies, but also the costs of regulatory affairs, i.e. the granting, maintenance and expansion of our label indications and other regulatory approvals.

Sales costs

Sales Costs
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Personnel expenses	(14,048)	(11,493)	(2,555)	22%
Trade shows and marketing material	(3,476)	(1,870)	(1,606)	86%
Logistics and other	(11,331)	(4,381)	(6,951)	159%
Total sales costs	(28,856)	(17,744)	(11,112)	63%

Sales costs were €28.9 million for the fiscal year ended December 31, 2019, compared with €17.7 million for the fiscal year ended December 31, 2018, an increase in costs of €11.1 million, or 63%.

Sales costs include salaries and other benefits for our sales and marketing teams in the U.S., in Germany, Spain and the UK costs for marketing material such as flyers and promotional materials distributed to physicians, and costs for marketing events such as symposia and scientific meetings. The increase for the fiscal year ended December 31, 2019, in sales costs is due to the further expansion of our sales organization in the U.S. as well as sales-related costs incurred at Cutanea in connection with Cutanea’s acquisition and integration into our business.

General and administrative expenses

General and Administrative Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(16,275)	(12,963)	(3,312)	26%

General and administrative expenses increased by 26%, to €16.3 million for the fiscal year ended December 31, 2019, compared to €13.0 million for the fiscal year ended December 31, 2018. This increase in expenses was mainly due to the Cutanea acquisition as well as legal fees in the amount of €6.9 million in the fiscal year ended December 31, 2019 (€6.2 million in the fiscal year ended December 31, 2018), relating to lawsuits brought against us by, and by us against, a competitor and against us by, and by us against a shareholder (See “Item 8—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information). These legal costs include an accrual of €1.035 million for legal fees which we expect to be incurred in connection with these lawsuits until the cases are resolved.

Interest

Interest income and expense

Interest Income and Expense
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(2,712)	(1,784)	(927)	68%
Interest Income	127	25	103	416%

Interest income was €127 thousand during the fiscal year ended December 31, 2019, compared with €25 thousand during the fiscal year ended December 31, 2018. Interest income consists of interest earned on our cash and cash equivalents. The increase in interest income in the fiscal year ending December 31, 2019 is primarily due to larger cash investments from increased cash and cash equivalents.

The interest expense in the fiscal years ended December 31, 2019 and December 31, 2018 was €2.7 million and €1.8 million, respectively, consisting of the following:

in € thousands	2019 Interest expense from compounding	2019 Interest expense and the like	2018 Interest expense from compounding	2018 Interest expense and the like
Convertible bond 2017/22	32	136	30	156
EIB loan 2017	202	1,046	140	1,458
EIB loan 2019	11	457	-	-
Cutanea purchase price liability	-	650	-	-
Leasing	-	124	-	-
Other	-	53	-	-
	245	2,466	170	1,614

Interest expense includes interest for the loan under the EIB credit facility. The increase in interest income in the fiscal year ending December 31, 2019 is primarily due to the draw down of the additional tranche in February 2019.

Other income and (expense), net

Other Income and (Expense), Net
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	21,184	969	20,215	2,086%

Other income (expense), net was €21.2 million for the fiscal year ended December 31, 2019, compared with €1.0 million for the fiscal year ended December 31, 2018. Other income mainly includes the negative difference (bad will) of €14.8 million arising from the purchase price allocation and other income from the assumption of costs agreed to be paid by Maruho under the Share Purchase Agreement. In addition, the items include expenses and income from currency translations in the amount of €0.3 million (fiscal year ended December 31, 2018: € 0.7 million).

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

Revenue from the development projects with Maruho was €129 thousand during the fiscal year ended December 31, 2018, which represents a decrease of €1.3 million or 91% compared to the fiscal year ended December 31, 2017.

We had €40 thousand in license income in the fiscal year ended December 31, 2018. We did not record any license income during the fiscal year ended December 31, 2017.

Cost of sales

Cost of Sales
	Fiscal Year ended December 31,		Increase (decrease)
	2018	2017	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(4,451)	(1,715)	(2,736)	160%

Cost of sales was €4.5 million for the fiscal year ended December 31, 2018, compared to €1.7 million for the fiscal year ended December 31, 2017, an increase in costs of €2.7 million. This increase resulted primarily from a higher volume of products sold during the period. In addition, we incurred one-time increased manufacturing expenses in connection with the production of larger lot sizes of our drug Ameluz®.

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

Our management board regularly reviews the equity ratio of Biofrontera as a standalone entity as well as on a consolidated basis with its subsidiaries. Management seeks to ensure an appropriate equity base, within the framework of expectations of the capital markets, and creditworthiness with respect to national and international business partners. Our management board seeks to ensure that all companies within our group have sufficient equity and debt funding at their disposal.

We have incurred losses and generated negative cash flows from operations since inception. As of December 31, 2019, we had an accumulated deficit of €152.7 million. As of December 31, 2019, we had cash and cash equivalents of €11.1 million. In May 2017, we entered into the EIB credit facility under which EIB agreed to provide us with loans of up to €20 million in the aggregate. In 2017, we borrowed €10 million under the EIB credit facility. In February 2019, we borrowed another €5.0 million from this credit facility after the conditions had been met. We will not be able to draw down another tranche of the EIB loan. See “Description of Our Principal Financing Documents — European Investment Bank Loan Commitment and Security Agreements” below.

We currently do not expect that our cash and cash equivalents, together with revenue from sales of our products, will be sufficient to fund operating expenses, pay amounts due under our existing debt obligations, continue our research and development activities and pursue our commercialization strategy beyond December 31, 2020 without raising at least €5 million in additional capital. Should the COVID-19 pandemic and the efforts of governments around the world to control it last for an extended period of time, we could experience significantly reduced revenue as sales of our products decline a result of falling demand as the COVID-19 pandemic reorders priorities for medical treatments, causing a delay of actinic keratosis treatment for most patients. Accordingly, we may experience a lack of liquidity that threatens our ability to continue as a going concern. For this reason, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern in its audit report on our financial statements for the fiscal year ended December 31, 2019.

In February 2018, we listed ADS on The NASDAQ Capital Market. In connection with that listing we generated net proceeds of approximately €21.6 million from a rights offering of ordinary shares in Germany and our initial public offering of ADSs in the U.S.

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented:

		Fiscal Year ended December 31,
	2019	2018	2017
	€ thousands
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(32,894)	(13,434)	(13,119)
Investing activities	21,053	(511)	(375)
Financing activities	3,455	22,274	9,451
Net increase (decrease) in cash and cash equivalents	8,386	8,329	(4,043)

Operating Activities

For the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, our net cash used in operating activities was €32.9 million, €13.4 million and €13.1 million, respectively. The increase in net cash used in operating activities in the fiscal year ended December 31, 2019 resulted almost exclusively from the restructuring of Cutanea. Adjusted for the effects of €22.8 million financed by Maruho under the Share Purchase Agreement, the net cash flow used in operating activities would have been €10.1 million.

Investing Activities

For the fiscal year ended December 31, 2019, our net cash from investing activities was €21.1 million, compared to cash used in investing activities of €0.5 million for the fiscal year ended December 31, 2018 and cash used in investing activities of €0.4 million in the fiscal year ended December 31, 2017. The net cash from investing activities in the fiscal year ended December 31, 2019 includes €22.9 million in cash and cash equivalents taken over as part of the acquisition and start-up costs from Maruho under the Share Purchase Agreement, which were used to finance the restructuring of Cutanea. The net cash used in investing activities in the fiscal years ended December 31, 2018 and December 31, 2017 was primarily for the purchases of tangible and intangible assets.

Financing Activities

Our net cash provided by financing activities was €3.5 million for the fiscal year ended December 31, 2018 compared to €22.3 million for the fiscal year ended December 31, 2018 and €9.5 million in the fiscal year ended December 31, 2017. The cash provided by financing activities in the fiscal year ended December 31, 2019 was primarily due to the drawdown of a further tranche of the EIB loan in the amount of €5.0 million, offset, in part by, lease payments in the amount of €1.2 million. The cash provided by financing activities in the fiscal year ended December 31, 2018 was primarily due to the net proceeds generated from our rights offering of common shares in Germany and our initial public offering of ADSs in the U.S. in February 2018. The cash provided by financing activities in the fiscal year ended December 31, 2017 was primarily due to the issuance of a convertible bond in the amount of €5.0 million, the repayment of our 2009/17 warrant bond in the aggregate amount of €3.6 million, including accumulated interest and the drawdown of the first tranche of €10.0 million drawn from the loan under our EIB credit facility.

Future Capital Requirements

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

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13.0 million payment that we must make on July 7, 2022 and a minimum payment of €6.5 million which we must make on February 4, 2024 under the EIB credit facility. We have no committed external sources of funds, other than the EIB credit facility, under which future borrowings are subject to draw conditions, including, the achievement of specified milestones. However, we do not expect to be able to draw down another tranche of the EIB loan. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing. For example, under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB (subject to certain exceptions).

As discussed above, we currently do not expect that our cash and cash equivalents, together with revenue from sales of our products, will be sufficient to fund operating expenses, pay amounts due under our existing debt obligations, continue our research and development activities and pursue our commercialization strategy beyond December 31, 2020 without raising at least €5 million in additional capital. Should the COVID-19 pandemic and the efforts of governments around the world to control it last for an extended period of time, we could experience significantly reduced revenue as sales of our products decline a result of falling demand as the COVID-19 pandemic reorders priorities for medical treatments, causing a delay of actinic keratosis treatment for most patients. Accordingly, we may experience a lack of liquidity that threatens our ability to continue as a going concern. For this reason, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern in its audit report on our financial statements for the fiscal year ended December 31, 2019.

If we raise additional funds by issuing equity securities, convertibles notes or bonds, or other convertible securities, our shareholders will experience dilution. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. In addition, the recent outbreak of the COVID-19 pandemic has significantly disrupted world financial markets, negatively impacted global market conditions and may therefore reduce opportunities for us to obtain additional funding. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Our future use of operating cash and capital requirements will depend on many forward-looking factors, including the following:

●	the costs of our commercialization activities for Ameluz®, most importantly in the U.S.;

●	the scope, progress, results and costs of development for extending indications for Ameluz®;

●	the costs of maintaining and extending our regulatory approvals;

●	the extent to which we acquire or invest in products, businesses and technologies;

●	the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products; and

●	the costs of preparing, submitting and prosecuting patent applications and maintaining, enforcing and defending intellectual property claims.

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2019:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	€ thousands

Convertible bond 2017/2022	2,031	-	2,031	-	-
Interest	305	122	183	-	-
EIB loan 2017 (1)	10,000	-	10,000	-	-
Interest	5,843	433	5,410	-	-
EIB loan 2019	5,000	-	-	5,000	-
Interest	2,897	194	418	2,285
Leasing liabilities	4,025	1,033	1,582	1,410	-
Interest	396	146	178	72	-
Total	30,497	1,928	19,802	8,767	-

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

Our long-term commitments under operating leases shown above consist of payments relating to our facility leases in Leverkusen, Germany, which all expire by 2025 and our facility lease in Woburn, Massachusetts (See “- Facilities”). Operating leases also include contracts for the lease of certain office equipment as well as our obligations under lease contracts for company cars.

Description of Principal Financing Documents

European Investment Bank Loan Commitment and Security Agreements

On May 19, 2017, we entered into a Finance Contract with EIB, which we sometimes refer to as the EIB credit facility, whereby EIB has committed to lend us up to €20.0 million. The loan terms specify that the amounts drawn will be used to finance up to approximately 50% of specified research and development expenses forecast to be made by us between 2017 and 2020. The key terms of the EIB credit facility are as follows:

●	Term and Availability. The EIB credit facility can be drawn in up to four tranches each in a minimum amount of €5.0 million, each of which matures 5 years from the scheduled date of disbursement for the relevant tranche. The final availability date for the EIB credit facility is May 19, 2020.

●	Conditions to disbursement. We had drawn the first €10.0 million of the loan commitment in the form of two €5 million tranches in 2017. In February 2019 we drew another tranche of €5.0 million. We may draw up to an additional €5.0 million (for a total aggregate draw of up to €20.0 million) if we provide evidence satisfactory to EIB that we have reached consolidated revenues of €35.0 million on a 12-month rolling basis and that we have raised at least an additional €5.0 million in equity financing. We do not expect to be able to draw down another tranche of the EIB loan.

●	Use of Proceeds and Co-Funding Requirement. We are required to use proceeds from the EIB credit facility in order to fund post-marketing level clinical trials to produce data for obtaining regulatory clearance in the EU and U.S. for Ameluz® in different indications and treatment modalities, referred to as the “Project”. In addition, we are required to ensure that we have available, and to expend, our own funds to finance approximately 50% of the Project budget (which is approximately €40.0 million in total). This means that, for any given year we may use the EIB credit facility to finance only approximately 50% of costs related to the Project.

●	Interest. There are three components to the interest we pay under the EIB credit facility: quarterly floating interest payments, a deferred interest payment, and a performance participation interest payment. We make floating interest payments each quarter based on a rate per annum equal to EURIBOR plus 4.00%. The deferred interest and the performance participation interest payments are payable in full when the relevant tranche matures (or on any earlier prepayment date). Deferred interest accrues daily on each €5.0 million tranche at a rate of 6.0% per annum. For each €5.0 million tranche, the performance participation interest amount is equal to the product of EIB’s disbursement date notional equity proportion in respect of such tranche multiplied by our market capitalization on the maturity date of such tranche. The disbursement date notional equity proportion in relation to the outstanding €10.0 million tranche of the loan is 0.64% and the disbursement date notional equity proportion in relation to the outstanding €5.0 million tranche of the loan is 0.20%.

●	Restriction on Debt. We are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB. This restriction is subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases.

●	Events of Default. The EIB credit facility contains a number of provisions allowing EIB to accelerate the payment of all or part of amounts outstanding under the EIB credit facility, including customary acceleration provisions for failure to make payments, inaccuracy of representations and warranties, default on other loan obligations (cross-default), illegality or change of law, and events relating to bankruptcy, insolvency and administration. In addition, EIB may accelerate upon any event or change in condition which in the opinion of EIB has a material adverse effect on our business, operations, property, condition (financial or otherwise) or prospects, or on the business, operations, property, condition (financial or otherwise) or prospects of Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH or Biofrontera Inc.

●	Other Covenants. Subject in each case to certain exceptions, the EIB credit facility contains negative covenants and restrictions, including among others: restrictions on the granting of security, on the provision of loans and guarantees, on the disposal of assets and on a change of business. Furthermore, we must retain 100% ownership of Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH and Biofrontera Inc. and 51% ownership of any other subsidiary whose gross revenues, total assets or EBITDA represent 5% or more of our consolidated gross revenues, total assets or EBITDA. The EIB credit facility also contains affirmative covenants, such as the execution of the Project as described in the EIB credit facility agreement, mandatory periodic reporting of financial and other information and the notification upon the occurrence of any event of default.

●	Cancellation Upon Project Cost Reduction. If it is determined that the total principal amount of the loan drawn by us exceeds 50% of the total cost of the Project, EIB may cancel the undisbursed portion of the loan and demand prepayment of the loan up to the amount by which the loan, excluding accrued interest, exceeds 50% of the total cost of the Project.

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

We granted each bondholder the right to convert its bonds, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €3.50 per share from the date of issuance until March 31, 2017; €4.00 per share from April 1, 2017 until December 31, 2018; and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion price was reduced to €4.75 in accordance with section 11 of the bond terms and conditions. As of December 31, 2019, bonds in a nominal amount of €2,030,800 were converted into the company's shares. In 2019 bonds with a nominal amount of €564,500 (previous year: €66,500) were converted into 118,841 shares (previous year: 13,472).

For more information on Convertible Bond II, see Note 10 (Financial Liabilities) to our audited consolidated financial statements for the fiscal years ended December 31, 2019.

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

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The consolidated financial statements of Biofrontera for the fiscal year ending December 31, 2019 have been prepared in accordance with the International Financial Reporting Standards, or IFRS, of the International Accounting Standards Board, or IASB, and the interpretations of the International Financial Reporting Standards Interpretations Committee, or IFRS IC, and applicable on the balance sheet date.

The assets and liabilities are recognized and measured in accordance with the IFRS that were required on December 31, 2019.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2019 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of the useful lives of non-current assets and the formation of provisions, as well as income taxes. Estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances. They are continuously reviewed but may vary from the actual values.

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

Most of the revenues are generated by product sales. In accordance with respective local legislation concerning the marketing of pharmaceuticals and medical products, Ameluz® is sold exclusively through pharmaceutical wholesalers or directly to hospitals in Germany, as well as directly to pharmacies and hospitals in other European countries. In the U.S., Ameluz® is reimbursed as a so-called "buy-and-bill drug" and consequently marketed directly to physicians.

Xepi™ is sold directly to specialty pharmacies in the U.S. Sales are recognized net of sales deductions when ownership and control are transferred to the customer. Sales deductions include expected returns, discounts and incentives such as payments made under patient assistance programs. These rebates are estimated at the time of sale based on the amounts incurred or expected to be received for the related sales.

Revenue is recognized when the products are delivered to the respective customers.

In addition, Biofrontera generates sales revenues within the framework of the research and development cooperation with Maruho Co., Ltd. Revenue is recognized over a specific period of time.

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

Belixos® is predominantly distributed in Europe through Amazon and pharmaceutical wholesalers. Revenue from Amazon sales is recognized after transfer of control and payment by the customer. For sales to pharmaceutical wholesalers, revenue is recognized upon transfer of control. Based on experience, return rights granted with the sale through Amazon are exercised by customers only in very few cases.

Revenue is recognized net of sales-related taxes and sales deductions. For expected sales deductions, such as rebates and discounts, estimated amounts are taken into account accordingly at the time of revenue recognition. The payment terms for Ameluz® include short-term payment terms with the possibility of cash discounts.

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

Estimates of such possible outcomes involve management making significant assumptions. In management’s opinion, due to uncertainties related to the development of new products, the criteria prescribed under IAS 38.57 “Intangible Assets” for capitalizing development costs as assets are only fulfilled by us if the prerequisites for the expansion of the European approval and the approval in the U.S. are met, and if it is likely a future economic benefit will accrue to our company.

The research and development costs relating to Ameluz® and to our company’s other research and development projects are expensed in the period in which they are incurred, based on industry standards. Almost all research and development expenses for a drug product are incurred before clinical Phase III trials are completed. Whether or not a product may receive approval or could be commercialized and generate cash flows at all can only be determined once data from such Phase III trials are available, and consequently development costs cannot be capitalized.

Intangible assets under development relate to the further development of BF-RhodoLED®, as this is expected to generate future economic benefits.

Deferred Taxes

In accordance with IAS 12.34, we recognize deferred taxes for valuation differences between IFRS valuation and tax law valuation. Deferred tax liabilities are generally recognized for all taxable temporary differences – claims from deferred taxes are only recognized to the extent that it is probable that taxable profits will be available to utilize the claims. The carrying amount of deferred income tax assets is reviewed on each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available against which the deferred tax claim can be at least partially utilized. Previously unrecognized deferred income tax assets are reassessed on each balance sheet date and are recognized to the extent that it is probable from a current perspective that sufficient future taxable profit will be available to realize the deferred tax asset.

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

The following description, as far as it relates to our articles of association, is based on the most recent version of our articles of association, which were registered in the commercial register on October 28, 2019.

Supervisory Board

Our articles of association establish that our supervisory board shall have six members. Following an application made by us to Cologne Local District Court (Amtsgericht), on March 22, 2019 such court dismissed for cause one of the members of our supervisory board, Hansjörg Plaggemars. Prof. Dr. Franca Ruhwedel was appointed to fill this vacancy at our July 2019 Annual General Meeting.

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

The following table sets forth the names and functions of the current members of our supervisory board and their ages. The terms of all current members of our supervisory board, with the exception of Reinhard Eyring and Prof Dr. Franca Ruhwedel, commenced May 31, 2016 and will end on the date of the annual shareholders’ meeting relating to the accounts of the fiscal year ending December 31, 2020. The term of Mr. Eyring commenced on February 7, 2018. He was first appointed by the competent court and was confirmed in office at the annual general meeting on July 11, 2018. Prof. Dr. Ruhwedel’s term commenced on July 10, 2019.

The business address of the members of our supervisory board is our principal executive office at Hemmelrather Weg 201, D-51377 Leverkusen Germany.

Name	Nationality	Age	Position	Date of first appointment	Term
Dr. Ulrich Granzer[13]	German	60	Chair	May 12, 2006	2021
Jürgen Baumann123	German	66	Deputy Chair	May 24, 2007	2021
John Borer123	USA	63	Member	May 31, 2016	2021
Reinhard Eyring[3]	German	62	Member	July 2, 2018	2021
Prof. Dr. Franca Ruhrwedel[2]	German	47	Member	July 10, 2019	2021
Kevin Weber	USA	61	Member	May 31, 2016	2021

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

Prof. Dr. Franca Ruhwedel has been a member of the supervisory board since July 2019. She is currently Professor of Finance and Accounting at the Rhine-Waal University of Applied Sciences in Kamp-Lintfort. Previously, she held the position of Professor of Accounting and Controlling at the FOM University in Essen. During her professional career she has held positions as project manager in the areas of M&A and corporate development at thyssenkrupp AG and tyssenkrupp Steel AG. After her training as a banker at Commerzbank AG and her studies of business administration, Ms. Ruhwedel obtained her doctorate at the Ruhr University of Bochum.

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

Personnel Committee

The personnel committee prepares decisions for our supervisory board regarding the appointment and dismissal of members of our management board. Unlike in the past, the committee is now assigned responsibility for remuneration decisions, as a result of changes in the German Act on the Appropriateness of Management Board Remuneration (VorstAG), so the personnel committee now performs only preparatory work. The following persons are currently members of the personnel committee: Jürgen Baumann, John Borer and Dr. Ulrich Granzer. Mr. Baumann is the current chair. The committee met on April 25, 2019. The topics discussed included the achievement of targets by members of our management board in 2018 and the issuance of options to the members of our management board.

Audit Committee

The audit committee deals in particular with the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as the audit of the financial statements, in particular the selection and determination of the independence of the auditor and the additional services provided by the auditor. The audit committee may make recommendations or proposals to ensure the integrity of the financial reporting process. In the case of companies as defined in Section 264d HGB, which includes Biofrontera, our supervisory board’s nomination for the selection of the auditor must be based on the audit committee’s recommendation. Furthermore, at companies as defined in Section 264d of the German Commercial Code (“HGB”), at least one member of our supervisory board must possess expertise in the financial accounting or auditing areas and be a member of the audit committee.

The following persons were members of the audit committee during 2019: Jürgen Baumann, John Borer and Hansjörg Plaggemars (until March 22, 2019). Reinhard Eyring replaced Mr. Plaggemars from March 28, 2019 until July 11, 2019 and Prof. Dr. Franca Ruhwedel has occupied this seat since July 11, 2019. All members of the audit committee during 2019 were “independent directors” under Rule 10A-3 under the Exchange Act.

Prof. Dr. Ruhwedel is the current chair; Jürgen Baumann chaired the committee until July 11, 2019. The committee met twice during the reporting year: with the auditor in order to prepare for our supervisory board’s financial statements meeting on April 25, 2019 and on November 26, 2019. In addition, the committee chairwoman, who was newly elected in July, together with our chief financial officer, met with the responsible auditor twice in the second half of 2019 to coordinate the audit of the annual financial statements.

Nomination Committee

In addition to the supervisory board chair, the nomination committee includes two other members of our supervisory board who are elected to the committee. The nomination committee's task is to propose suitable candidates for our supervisory board’s election proposals to the Annual General Meeting, or AGM. Here, the nomination committee considers the balance and variety of knowledge, skills and experience of all of our supervisory board members, and prepares candidate profiles. The nomination committee is also to make proposals to our supervisory board concerning, and communicate results from, a regular assessment of the knowledge, capabilities and experience of both the members individually as well as our supervisory board in its entirety. In the course of performing its duties, the nomination committee can draw on company resources it deems appropriate and also on external consultants within the necessary framework. The nomination committee is currently composed of the following members: John Borer, Dr. Ulrich Granzer and Reinhard Eyring. Dr. Granzer is the current chair.

In 2019, our supervisory board prepared the resolution proposal to the Annual General Meeting to elect Prof. Dr. Franca Ruhwedel, residing in Duisburg, Professor of Finance and Accounting at Rhine-Waal University of Applied Sciences, Kamp-Lintfort, to our supervisory board, with the condition that her term of office expires at the end of the Annual General Meeting that resolves on the discharge for the fiscal year ending December 31, 2020.

Management Board

Under German law and our articles of association, our management board must consist of one or more persons, and the supervisory board determines the exact number of members of the management board. Our supervisory board also appoints the chairman and the vice chairman of the management board, if any.

Currently, our management board consists of two members: Professor Hermann Lübbert, Ph.D., is appointed as chief executive officer (i.e., chairman of the management board); and Thomas Schaffer is appointed as chief financial officer. On January 31, 2020, Mr. Christoph Dünwald resigned from his position as Chief Commercial Officer (CCO).

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

Our management board has the authority to determine our business areas and operating segments and resolve upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board by setting up a business responsibility plan. Since we currently have only two members of our management board, we do not have a formal business responsibility plan in place at this time.

The following table sets forth the names and function of the current members of our management board and their ages:

Name	Nationality	Age	Position	Date of first appointment	Term
Prof. Dr. Hermann Lübbert	German	64	Chair	2000	Oct. 31, 2020
Thomas Schaffer	German	57	Finance	2013	Nov. 30, 2020

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

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice in 2002 and was most recently amended on December 16, 2019 and published in the German Federal Gazette on March 20, 2020. The Corporate Governance Code contains recommendations and suggestions relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the supervisory and management boards, transparency, accounting policies, and auditing.

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

Compensation of Management Board and Supervisory Board Members

Compensation of Supervisory Board Members

2019 Supervisory Board Member Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2019 regarding the compensation awarded to, earned by or paid to our supervisory board members who served on our supervisory board during 2019.

Name	Fees Earned or Paid in Cash (€)	Option or other Equity Awards (€)		All Other Compensation (€)	Total (€)
Jürgen Baumann*	22,500		**	-	22,500
Ulrich Granzer, Ph.D *	30,000		**	-	30,000
John Borer*	15,000		**	-	15,000
Hansjörg Plaggemars***	3,288		**	-	3,288
Reinhard Eyring†	15,000		**	-	15,000
Prof. Franca Ruhwedel, PhD††	7,125				7,125
Kevin Weber*	15,000		**	-	15,000

*	Current member of our supervisory board.
**	No option or other equity awards were made to any of our supervisory board members as compensation in 2019.
***	Removed from supervisory board in March 2019.
† ††	Member of our supervisory board from February 07, 2018. Member of our supervisory board from July 10, 2019.

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

Compensation of Management Board Members

2019 Management Board Member Compensation Table

The following table sets forth information concerning the compensation of our named executive officers during the fiscal year ended December 31, 2019.

Name and Principal Position	Salary	Bonus	Option Awards	Income from option exercise	All Other Compensation	Total
Prof. Hermann Lübbert, Ph.D. Chief Executive Officer	€350,000	€167,476	€36,962	€148,847	€15,596	€718,881
Thomas Schaffer Chief Financial Officer	€256,492	€153,934	€25,500	€-	€12,256	€448,182
Christoph Dünwald Chief Commercial Officer	€275,000	€140,392	€25,500	€-	€15,630	€456,522

In the fiscal year ended December 31, 2019, Prof. Lübbert received total compensation of €718,881, which included base salary, bonus, option awards as well as income from the exercise of options and other benefits, Mr. Schaffer received total compensation of €448,182, which included base salary, bonus, option awards as well as income from the exercise of options and other benefits, and Mr. Dünwald received total compensation of €456,522, which included base salary, bonus, option awards and other benefits.

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

Employment Agreement with Thomas Schaffer

We entered into an employment agreement with Thomas Schaffer that provides that Mr. Schaffer will serve as our chief financial officer and a member of our management board and under which he is entitled to receive an annual base salary of €270,000. Mr. Schaffer is further eligible to receive an annual target performance bonus of €70,000, based on certain annual corporate goals and individual performance goals established annually by our supervisory board. Mr. Schaffer’s total annual target bonus increases proportionately to up to 150% of the annual target performance bonus if the corporate and individual goals are exceeded, as determined by our supervisory board. No bonus will be paid if our supervisory board determines that the target achievement of the respective year was below 70%..

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

The term of the employment agreement with Mr. Dünwald is until November 30, 2020. On January 31, 2020, Mr. Christoph Dünwald resigned from his position as Chief Commercial Officer (CCO)

Equity Incentive Plans

2010 Employee Stock Option Plan

At the AGM on July 2, 2010, our management and supervisory boards proposed a share option program for employees to the AGM, which approved the initiative. Accordingly, our management board, or our supervisory board if the beneficiaries are members of our management board, are entitled to issue up to 839,500 share options, the exercising of which is linked to specific targets.

The program has a total nominal volume of €839,500 and a term of six years from the issue date, in other words, until November 24, 2016. For this, conditional capital amounting to €839,500 was approved by means of the issuing of up to 839,500 registered no par value unit shares with a proportional amount of the share capital of €1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on July 30, 2010 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2010 share option program was granted to members of our management board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG.

In accordance with the associated conditions, each subscription right that is granted entitles the beneficiary to acquire one new registered no par value unit share in the company. The exercise price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and in Xetra trading for the company's shares on the ten trading days prior to the issuing of the share. However, the minimum exercise price shall amount to the proportionate share of the company's share capital allocated to each individual no par value unit share, pursuant to Section 9 (1) of the German Stock Corporation Act (AktG).

The options granted can only be exercised after expiry of a vesting period. The vesting period is four years from the respective date of issue. A prerequisite for the whole or partial exercising of the options is that the following performance target is achieved:

Exercising the options from a tranche is possible, if at the beginning of the respective exercise period, the price (hereinafter referred to as the "reference price") of one of our ordinary shares exceeds the exercise price by at least 20%, and a minimum reference price of €5.00 is reached (hereinafter referred to as the "minimum reference price"). The reference price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and Xetra trading for the company's shares between the 15th and the 5th stock market day (in each case inclusive) before the start of the respective exercise window. The minimum reference price is adjusted in the following cases to align the specified performance target with changed circumstances:

●	In the event of a capital increase from company funds being effected by the issuance of shares, the minimum reference price is reduced by the same ratio as new shares issued compared to existing shares. If the capital increase is implemented from company funds without issuing new shares (Section 207 (2) Clause 2 of the German Stock Corporation Act [AktG]), the minimum reference price is not changed.

●	In the case of a capital reduction, no adjustment of the minimum reference price is implemented, provided that the total number of shares is not changed by the capital reduction, or if the capital reduction is connected to a capital repayment or purchase of treasury shares. In the case of a capital reduction performed by consolidating shares without capital repayment and in the case of increasing the number of shares with no associated change in capital (share split), the minimum reference rate increases in line with the capital reduction or share split.

Other adjustments to the minimum reference price are not implemented.

The exercising of options is limited to the following time periods (hereinafter "exercise windows"), meaning that only declarations of exercising of rights submitted to the company within an exercise window will be considered:

a)	on the 6th and subsequent 14 banking days after the date of the Annual General Meeting (exclusive);
b)	on the 6th and subsequent 14 banking days after the date of submission of the semi-annual or quarterly report or an interim statement by Biofrontera AG (exclusive); and
c)	in the period between the 15th and 5th banking day prior to the expiration of the option rights of the respective expiration day (exclusively).

After the vesting period, the options can be exercised up until the expiry of six years from the date of issue (exclusive). For the valuation of the employee share options, we have assumed an average holding period of 5 years.

Any claim by the beneficiaries to receive a cash settlement in the event of non-exercise of the options is invalid even in the event of the existence of the above exercise prerequisites. An option may only be exercised if the holder has a current service or employment contract with the company or another company affiliated with the company or if the holder is a member of our management board or the management team of another company affiliated with the company.

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

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6
Number of options issued	106,400	96,400	65,000	51,500	179,500	159,350
Date of issue	24.11.2010	30.09.2011	23.03.2012	11.05.2012	02.09.2013	02.04.2014
		07.10.2011
Exercise price	€1.91	€2.48	€3.30	€4.09	€3.373	€3.43
Adjusted exercise price March 2018	-	-	€3.02	€3.81	€3.093	€3.15
End of vesting period	24.11.2014	30.09.2015	23.03.2016	11.05.2016	02.09.2017	02.04.2018
		07.10.2015	11.05.2016
End of exercise window	24.11.2016	30.09.2017	23.03.2018	11.05.2018	02.09.2019	02.04.2020
		07.10.2017
Fair value per option	€0.57	€1.24	€1.60	€2.06	€1.07	€0.83
Share price volatility	45.78%	51.30%	53.50%	65.00%	39.20%	32.30%
Dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.75%	1.21%	0.9%	0.82%	0.71%	0.68%
Fluctuation rate	20%	20%	20%	20%	20%	20%

The fair value of one of the stock options in this option program is determined on a binominal model. The pro rata amounts are recognized over the vesting period up to the end of the vesting period on a pro rata basis as personnel expenses and an increase in capital reserves.

2010 share option program	December 31, 2019	December 31, 2018
Number of options issued	658,150	658,150
Outstanding at the beginning of the period	137,850	364,350
Granted during the period	-	-
Forfeited during the period	17,000	19,000
Exercised during the period	97,850	195,500
Expired during the period	-	12,000
Outstanding at the end of the period	23,000	137,850
Exercisable at the end of the period	23,000	137,850
Range of exercise prices for outstanding options	3.15 EUR	€3.093 - 3.15
Weighted average of remaining contractual life	3 months	12 months
Cost	-	€6,000

The Conditional Capital III for servicing options from this program amounts to €249,050.

During the 2019 financial year, the share capital was increased by €97,850 divided into 97,850 registered shares, from the conversion of options from the 2010 employee stock option plan.

2015 Employee Stock Option Plan

At the AGM on August 28, 2015, our management board and supervisory board proposed a new share option program for employees to the Annual General Meeting, which approved the initiative. Accordingly, our management board or, to the extent that the beneficiaries are members of our management board, our supervisory board, are entitled until August 27, 2020 to issue up to 1,814,984 subscription rights to up to €1,814,984 of the company’s ordinary registered shares, whose exercise is tied to certain targets.

The program has a total nominal value of €1,814,984 and a term of five years from the issue date, that is, until August 27, 2020. For this, conditional capital amounting to €1,814,984 was approved by means of the issuing of up to 1,814,984 registered no par value unit shares with a proportional amount of the share capital of €1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on September 18, 2015 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2015 share option program was granted to members of our management board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG. The granting of options is made without any payment being provided in return.

The conditions of the 2015 share option program are to a large extent identical to those of the 2010 share option program, therefore, with respect to the 2015 share option program, we refer to the explanations of the conditions of the share option program 2010 provided above, however 20 banking days are being used instead of 14 banking days.

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6
Number of options issued	425,000	130,500	329,000	300,500	180,000	333,485
Date of issue	18.04.2016	01.12.2016	28.04.2017	28.11.2017	07.05.2018	14.05.2019
Exercise price	€2.49	€3.28	€4.02	€3.33	€5.73	€6.708
Adjusted exercise price March 2018	€2.25	€3.04	€3.78	€3.09	-	-
End of vesting period	18.04.2020	01.12.2020	28.04.2021	28.11.2021	07.05.2022	14.05.2023
End of exercise window	18.04.2022	01.12.2022	28.04.2023	28.11.2023	07.05.2024	14.05.2025
Fair value per option	€1.00	€1.30	€1.56	€1.48	€2.35	€2.55
Share price volatility	50.59%	49.00%	47.00%	46.00%	47.00%	47.30%
Dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	2.31%	7.00%	7.50%	7.60%	7.60%	7.60%
Fluctuation rate	5.92%	13.26%	13.94%	14.05%	14.03%	13.35%

The fair value of a stock option under this option program is determined on the basis of a Monte Carlo risk simulation. The pro rata amounts are recognized ratably over the vesting period as personnel expenses and an increase in the capital reserves.

2015 share option program	December 31, 2019	December 31, 2018
Outstanding at the beginning of the period	1,252,000	1,143,500
Granted during the period	333,485	180,000
Forfeited during the period	88,500	71,500
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at the end of the period	1,496,985	1,252,000
Exercisable at the end of the period	-	-
Range of exercise prices for outstanding options	€2.25 – 6.708	€2.25 - 5.73
Weighted average of remaining contractual life	44 months	50 months
Cost	€360,000	€257,000

Share Ownership by Members of our Supervisory Board and Management Board

Supervisory Board

The following table provides information with respect to ownership of our ordinary shares, options and convertible bonds for each of the members of our supervisory board as of March 31, 2020, based on an aggregate of 44,849,365 shares outstanding as of such date.

Name	Shares	% of Outstanding Shares	Convertible Bonds
Jürgen Baumann	1	*	-
John Borer	-	-	-
Ulrich Granzer	-	-	-
Kevin Weber	5,000	*	-
Franca Ruhwedel	-	-	-
Reinhard Eyring	-	-	-
Total	5,001	*	-

*	Less than 1% of class.

Management Board

The following table provides information with respect to ownership of our ordinary shares and options for each of the members of our management board as of March 31, 2020, based on an aggregate of 44,849,365 shares outstanding as of such date.

Name	Shares	% of Outstanding Shares	Options	Exercise Price per Share(€)	Expiration Date
Prof. Hermann Lübbert, Ph.D.	86,860	*

			80,000 options	2.25	04/17/2022
			70,000 options	3.78	04/27/2023
			80,000 options	5.73	05/06/2024
			14,495 options	6.708	05/13/2025

Thomas Schaffer	22,020	*	50,000 options	2.25	04/17/2022
			40,000 options	3.78	04/27/2023
			50,000 options	5.73	05/06/2024
			10,000 options	6.708	05/13/2025

Total	108,880	*	394,495 options

* Less than 1% of class.

As of March 31, 2020, the members of our management board held an aggregate of 108,880 of our ordinary shares, while the members of our supervisory board held an aggregate of 5,001 of our ordinary shares. As of March 31, 2020, the aggregate number of our ordinary shares owned by current management board and supervisory board members amounts to less than 1% of our outstanding ordinary shares as of such date.

Employees

As of December 31, 2019 we had 174 employees worldwide, 147 of whom were full-time, 28 of whom hold Ph.D. or M.D. degrees, 15 of whom were engaged directly or indirectly in production, 6 of whom were engaged in research and development activities, 16 of whom were engaged in clinical and regulatory activities, 73 of whom were engaged in marketing and sales activities, 9 in quality management and 55 of whom were engaged in management, business development, finance, human resources or administrative support. Of our 174 total employees, 89 work in Germany, 73 work in the U.S., 9 work in Spain and 3 work in the UK, as compared to 157 total employees as of December 31, 2018, and 123 total employees as of December 31, 2017. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

As previously disclosed, we acquired Cutanea on March 25, 2019. Cutanea had 78 employees as of such acquisition date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2020 by each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares.

The number of shares beneficially owned by each entity, person, member of our supervisory board, member of our management board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2020 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 44,849,365shares outstanding as of March 31, 2020. Shares for which a person has the right to subscribe within 60 days of March 31, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. There were 837,142 shares for which a person has the right to subscribe within 60 days of March 31, 2020. Additionally, a person is considered to have the right to acquire shares which are subject to outstanding options and vested within 60 days of March 31, 2019, although such options may only be exercised in 4 annual exercise periods.

The numbers of shares held by the shareholders on March 31, 2020, based on the most recent mandatory disclosures, are as follows:

Name and address of beneficial owner	Beneficial ownership
	Number of shares beneficially owned	Number of options exercisable within 60 days	Fully diluted number of shares beneficially owned	Fully diluted percentage of beneficial ownership
5% and greater shareholders
Maruho Co. Ltd., Osaka Japan(1)	13,399,965	—	13,399,965	29.88

Wilhelm Konrad Thomas Zours(2)	13,400,957	—	13,400,957	29.88

(1)	The information is based on the voting rights notification according to Article 40, Section 1 of the WpHG published on March 30, 2020. Maruho is deemed to be the owner of shares directly held by its controlled subsidiary, Maruho Deutschland, Düsseldorf. Maruho Deutschland’s address is c/o Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany.

(2)	The information regarding the beneficial ownership of Wilhelm Konrad Thomas Zours is based on the voting rights notification according to Article 40, Section 1 of the WpHG published on March 26, 2020. The voting rights through the chain of subsidiaries listed below are attributed to Mr. Zours: DELPHI Unternehmensberatung AG, VV Beteiligungen AG, Deutsche Balaton AG, Deutsche Balaton Biotech AG, Prisma Equity AG, Sparta AG, ABC Beteiligungen AG, AEE Ahaus-Enscheder AG, MARNA Beteiligungen AG, Youbisheng Green Paper AG, and Strawtec Group AG (together “Deutsche Balaton Group”). The address for each company is Ziegelhäuser Landstraße 1, 69120 Heidelberg, Germany.

As of March 31, 2020, there were 5,974 holders of record entered into our ordinary share register, of which seven were U.S. residents, holding approximately 0.44 % of our outstanding ordinary shares. The number of individual holders of record is based exclusively upon our ordinary share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

B. Certain Relationships and Related Party Transactions

Acquisition of Cutanea Life Sciences, Inc. from Maruho

On March 25, 2019, we announced that we, through our subsidiary Biofrontera Newderm LLC, had acquired Cutanea from Maruho, our major shareholder that holds approximately 28% of our outstanding ordinary shares. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). For more information, see “Item 10.C—Additional Information—Material Contracts.”

License Agreement with Maruho

On March 3, 2020, the company entered into a binding term sheet (“Binding Term Sheet”) with Maruho Co., Ltd., Osaka, Japan, which sets out the main terms of a future license agreement for East Asia and Oceania. According to the Binding Term Sheet, the license agreement will have a term of 15 years from the start of distribution in each country covered under the license agreement and Maruho will obtain exclusive development and commercialization rights for, including the right to sublicense, Ameluz® in East Asia and Oceania. Maruho will be, with the consent of Biofrontera, entitled to carry out its own research and development within the scope of the license. Maruho will grant to Biofrontera a free and unlimited license for the results of such research and development activities for commercialization outside the territory. Under the terms of the agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho will have an obligation to use commercially reasonable efforts to develop, approve and market Ameluz® in East Asia and Oceania. We expect that upon signing of the licensing agreement, Maruho will make an upfront payment to Biofrontera AG in the amount of €6 million plus additional future payments subject to achievement of certain regulatory and sales milestones and Maruho will also make royalty payments at an initial rate of 6% of net sales in the countries of the territory, which will increase depending on sales volume and will be reduced should generic products become available in the respective countries. We entered into this license agreement in April 2020.

Employment Agreements and Options Grants

We have entered into employment agreements with, and granted options to, the members of our management board. See “Management — Compensation of Management Board and Supervisory Board Members — Compensation of Management Board Members” for more information.

Development Agreement with Maruho

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a major shareholder of our company. During phase 1 of this collaboration, in which the feasibility of the product development was tested, Biofrontera and Maruho examined potential formulations for various branded generic drugs in Europe. Stable formulations have been developed for some, but not for all active ingredients and combinations tested. Maruho paid for all of the costs and expenses in connection with the research and development during phase 1. New intellectual property developed during phase 1 will be jointly owned by both parties, and both parties have retained their respective ownership to pre-existing intellectual property, such as Biofrontera’s patented nanoemulsion. We completed this initial phase in the first quarter of 2018. The initial agreement with Maruho expired.

On March 19, 2019, we signed an agreement to continue our collaboration with Maruho. As part of the newly agreed project phase, we will prepare the formulation of one of the four active ingredients in our nanoemulsion jointly tested during Phase 1 (described above) for clinical trials. The agreement does not cover any potential clinical testing that may be carried out during a subsequent project phase. Any such clinical testing would be the subject of an additional agreement that would need to be concluded between the parties in due course, depending on the results of the new project phase. As with Phase 1, previously existing intellectual property, in particular our nanoemulsion technology, will remain the property of the respective owner. New intellectual property and results of the new project phase, including project documentation, will be shared equally by the parties. According to the current budget, the new project phase will require up to €1.1 million in research costs, which are to be borne exclusively by Maruho. Should the costs exceed the €1.1 million to be borne by Maruho, the parties have agreed to consult on the next steps and the issue of how to bear costs. For more information, see “Business — Our Research and Development Plans — Our Development Collaboration with Maruho.”

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

Legal Proceedings

In March 2018, DUSA Pharmaceuticals, Inc. (DUSA) brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the U.S. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. For these claims, DUSA has asserted damages for profits allegedly lost by DUSA or alleged unjust enrichment for profits gained by Biofrontera from sales of the BF-RhodoLED® and Ameluz® in the United States.

Submission of expert reports and related discovery regarding these claims finished in early December 2019. The parties have filed motions for summary judgment and motions to exclude certain expert testimony, with briefing closing on February 18, 2020. Through these expert reports and motions, our responses to the patent claims include that we do not infringe the DUSA patents and that the patents are invalid. With regard to the non-patent claims, our responses include that the information does not constitute trade secrets and that Biofrontera’s actions do not constitute any violation of trade practices. With regard to DUSA’s claims for damages, our responses include that DUSA has not proven it is entitled to lost profits or unjust enrichment.

We believe the court likely will next set a hearing date and issue a decision on the motions, and will then set a schedule for the case to proceed to trial if necessary. Although as of the date of this annual report, no dates have been assigned, we expect the case to proceed through 2020 or 2021. We believe that these claims lack merit and intend to defend against them vigorously; however, we cannot guarantee that we will be successful. The court largely denied a motion by DUSA for a preliminary injunction, but did order Biofrontera not to use any documents, or documents derived from documents, that originated at DUSA.

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

In July 2018, Biofrontera Inc. brought a lawsuit against DUSA in California Superior Court. Biofrontera’s complaint alleges that DUSA engaged in unfair competition by providing excessive product samples to physicians and by using its distributor to inflate product prices. Biofrontera’s complaint also alleges that DUSA engaged in tortious interference by making statements to third parties regarding the off-label use of its products. Though the court has dismissed Biofrontera’s claims related to DUSA sampling and pricing practices, the court has allowed Biofrontera’s tortious interference claims to proceed to discovery.

On June 11, 2018, Biofrontera filed a complaint in the United States District Court for the Southern District of New York against Deutsche Balaton AG, Wilhelm Konrad Thomas Zours, Delphi Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG, Deutsche Balaton Biotech AG, and Axxion S.A., alleging violations of U.S. federal securities law and state common law in connection with actions taken by the defendants during a tender offer for Biofrontera’s shares that were designed to defame Biofrontera and negatively impact its share price. On October 1, 2018, Axxion was voluntarily dismissed from the litigation. On December 6, 2018, the remaining defendants filed a motion to dismiss. The motion to dismiss was fully briefed on February 11, 2019. On July 8, 2019, prior to the court issuing a decision on the motion to dismiss, Biofrontera amended its complaint to include additional allegations regarding the defendants’ tender offer that was the subject of the original complaint and allegations regarding a subsequent tender offer made by certain of the defendants in 2019, including that defendants have committed continuing and new violations of U.S. federal securities law. On August 19, 2019, defendants moved to dismiss the amended complaint. The motion was fully briefed on November 8, 2019. On March 27, 2020, the court issued a ruling granting in part and denying in part defendants’ motion to dismiss, permitting certain of Biofrontera’s U.S. federal securities law claims to move forward. The court also ordered that the parties conduct jurisdictional discovery in connection with all of the remaining claims and submit supplemental briefing on Biofrontera’s common law claims. Deutsche Balaton AG, Wilhelm Konrad Thomas Zours and Delphi Unternehmensberatung AG are among our major shareholders.

Deutsche Balaton AG had filed in 2017 an application for a special audit with the Regional Court of Cologne to investigate the contractual situation with Maruho Co. Ltd., Japan and related matters. The special audit request was rejected by the Cologne Regional Court in November 2017. Deutsche Balaton AG filed an appeal against the rejection, which was dismissed by the Cologne Higher Regional Court by order on July 31, 2019. DELPHI Unternehmensberatung AG, which indirectly holds the majority of the shares of Deutsche Balaton AG, filed an identical application for a special audit with the Cologne Regional Court in January 2018. These proceedings were suspended until the Cologne Higher Regional Court had ruled on the appeal by Deutsche Balaton AG. Meanwhile DELPHI Unternehmensberatung AG has withdrawn its application. Both legal proceedings were thus terminated in favour of Biofrontera AG.

Deutsche Balaton AG has further brought a claim for rescission and nullity against the negative resolutions of the Annual General Meeting of July 11, 2018 regarding the proposed resolutions under agenda item 8 (conducting a special audit on the circumstances of the cooperation with the (indirect) major shareholder Maruho Co. Ltd. and its affiliated companies), agenda item 9 (decision on the assertion of claims for damages against the members of the management board Prof. Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG as well as the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG), Agenda Item 10 (conducting of a special audit on the circumstances of the capital increase at the beginning of 2018 and the associated US listing) and Agenda Item 11 (Decision on the assertion of compensation claims against the management board members Prof. Dr. Lübbert and Schaffer, against the supervisory board member Dr. John Borer as well as against Maruho Deutschland GmbH and Maruho Co., Ltd pursuant to Section 147 (1) AktG and the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG due to the circumstances of the capital increase in February 2018 (including the US listing and the US share placement). With regard to the above-mentioned agenda items 8 to 11, Deutsche Balaton AG also filed a positive claim for a resolution to declare that it is to be recognized that the Annual General Meeting adopted the resolutions in accordance with the resolution proposals published for this purpose. Furthermore, under agenda item 4 (Elections to the Supervisory Board), a positive action for resolution was filed with the motion to declare that Mr. Mark Sippel had been elected to the supervisory board as successor to Mr. Mark Reeth with effect from the end of the Annual General Meeting on July 11, 2018. An action for rescission and nullity was filed against the resolution to reject the election of Mr. Sippel adopted at the Annual General Meeting. Deutsche Balaton AG withdrew the claims with regard to the latter two matters in dispute.

DELPHI Unternehmensberatung AG, Heidelberg, filed an action for rescission and annulment against resolutions of the annual general meeting of Biofrontera AG on July 10, 2019.

The complaint is filed against the election of Prof. Dr. Franca Ruhwedel to the supervisory board and against the resolution of the annual general meeting not to elect Wilhelm K.T. Zours to the supervisory board (agenda item 4 of the annual general meeting). In addition, a positive action for a resolution was filed, according to which the court is to declare that Mr. Wilhelm K.T. Zours was elected to the supervisory board.

The action is also directed against the rejecting resolutions of the annual general meeting under the Agenda item 7 (Resolution to conduct a special audit regarding the circumstances of the acquisition of Cutanea Life Sciences, lnc. from Maruho), 8 (Resolution to conduct a special audit regarding the circumstances of the cooperation agreement dated March 19, 2019 with the (indirect) major shareholder Maruho Co. Ltd. regarding branded generics and regarding the extension of indications and distribution of Ameluz), 9 (Resolution on the assertion of claims for damages against the management board members Prof. Dr. Lübbert and Schaffer and the appointment of a Special Representative to assert these claims in accordance with section 147 (2) AktG), 10 (Dismissal of the supervisory board member Dr. Ulrich Granzer, election of a new supervisory board member and election of a substitute member for the newly elected supervisory board member), 11 (Dismissal of the supervisory board member Dr. John Borer, election of a new supervisory board member and election of a substitute member for the newly elected supervisory board member) 12 (Amendment of Article 13 of the Articles of Association (resignation from the supervisory board / dismissal from office)), 13 (Resolution on the assertion of claims for damages against the management board members Prof. Dr. Lübbert and Schaffer and against Maruho Deutschland GmbH and Maruho Co. Ltd. in accordance with section 147 (1) of the AktG and the appointment of a Special Representative for the assertion of these claims in accordance with section 147 (2) of the AktG) and 14 (Cancellation of the resolution passed under agenda item 6 of the annual general meeting held on May 24, 2017 (creation of authorised capital in the amount of €4,000,000 with the option to exclude shareholders’ subscription rights), creation of new authorised capital 2019 and amendment of the Articles of Association).

With regard to agenda items 7 to 14, the complaint was also filed for a positive decision by the court, according to which it should be stated that the Annual Shareholders’ Meeting adopted the resolutions in accordance with the resolution proposals of Deutsche Balaton AG, partly in the form of countermotions to these proposals submitted at the Annual Shareholders’ Meeting. The lawsuit is currently pending at Cologne Regional Court under file number 82 O 75/19.

Biofrontera AG has applied for and received various injunctions against Automattic Inc, San Francisco, USA, at the Hamburg Regional Court. Automattic Inc. is the operator of the portal WordPress.com, on which a (so far) unknown person publishes a blog with false and defamatory allegations about Biofrontera AG and its management. Corresponding lawsuits against Automattic Inc. are being prepared.

A shareholder has claimed against Biofrontera AG that on the occasion of the capital increase conducted in April 2016, fewer shares were allocated to him than in his opinion should have been allocated. The shareholder is claiming alleged damages of €48,500. The claim has so far only been asserted out of court. A claim to the competent court has not yet been filed. Biofrontera AG considers the demand to be without merit.

Dividend Policy and Liquidation Proceeds

We have never declared or paid any dividends on our ordinary registered shares. Under German corporate law, we currently have no ability to pay dividends because of our past losses. If we were to earn annual net income, we currently plan to retain such annual net income for the foreseeable future to finance business development and internal growth. In addition, our EIB credit facility generally restricts the payment of dividends by us. We, therefore, do not anticipate paying dividends in the foreseeable future.

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

B. Significant Changes

COVID-19 Pandemic

The coronavirus pandemic (COVID-19), which is continuing to worsen around the world, is causing massive disruptions in global supply chains, consumer markets and the economy as a whole. As a result of the measures implemented by governments around the world, Biofrontera’s business operations are directly affected. In particular, there is a risk of a temporary and significant decline in demand for Biofrontera’s products worldwide.

On March 20, 2020, the company announced that is has adopted comprehensive measures to reduce costs during the global COVID-19 pandemic. As such, we have implemented short-time work for all employees in Germany and similar measures have been implemented at our subsidiaries in Spain and the UK. Biofrontera Inc., our U.S. wholly owned subsidiary, also initiated substantial cost cutting measures by significantly reducing its workforce and implementing a mandatory furlough program, under which all employees will be required to take temporary periods of unpaid time off. In addition, the members of our management board as well as the management of Biofrontera Inc. are voluntarily waiving a substantial portion of their salaries until further notice.

We currently do not expect that our cash and cash equivalents, together with revenue from sales of our products, will be sufficient to fund operating expenses, pay amounts due under our existing debt obligations, continue our research and development activities and pursue our commercialization strategy beyond December 31, 2020 without raising at least €5 million in additional capital. Should the COVID-19 pandemic and the efforts of governments around the world to control it last for an extended period of time, we could experience significantly reduced revenue as sales of our products decline a result of falling demand as the COVID-19 pandemic reorders priorities for medical treatments, causing a delay of actinic keratosis treatment for most patients. Accordingly, we may experience a lack of liquidity that threatens our ability to continue as a going concern. For this reason, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern in its audit report on our financial statements for the fiscal year ended December 31, 2019.

The current uncertain business outlook due to the COVID-19 pandemic may also affect the future valuation of certain assets and liabilities of the company. Lower sales of XepiTM may lead to a different evaluation of the medium-term sales and earnings prospects for XepiTM and consequently to a revaluation of the value of the XepiTM license on the balance sheet. The purchase price liability to Maruho for future profits from the sale of Xepi ™ is subject to market risk (earn-out) and depends on the amount of profits generated. Furthermore, in the event of a prolonged decline in business activity, the shelf life of already produced Ameluz® tubes may expire and inventories may have to be destroyed.

Non-binding term sheet for licensing agreement for Ameluz® in Poland with medac GmbH Sp. z o.o.

On March 13, 2020, the company signed a non-binding term sheet for an exclusive license agreement with medac GmbH Sp. z o.o., the Polish branch of medac Gesellschaft für klinische Spezialpräparate mbH, for the marketing of Ameluz® and BF-RhodoLED® in Poland. The term sheet contains terms and conditions regarding the amount of the one-time upfront payment of around €200,0000, the term of approximately 5 years, the transfer price for Ameluz® and BF-RhodoLED® as well as local regulatory responsibilities in Poland.

New Contractual Arrangements

On March 3, 2020, the company entered into a binding term sheet (“Binding Term Sheet”) with Maruho Co, Ltd, Osaka, Japan, which sets out the main terms of a future license agreement for East Asia and Oceania. According to the Binding Term Sheet, the license agreement will have a term of 15 years from the start of distribution in each country covered under the Agreement.

Under the terms of the license agreement contemplated by the Binding Term Sheet, Maruho will obtain exclusive development and commercialization rights for, including the right to sublicense, Ameluz® in East Asia and Oceania. Maruho is, with the consent of Biofrontera, entitled to carry out its own research and development within the scope of the license. Maruho will grant to Biofrontera a free and unlimited license for the results of such research and development activities for commercialization outside the territory. Under the terms of the agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho has an obligation to use commercially reasonable efforts to develop, approve and market Ameluz® in East Asia and Oceania. We expect that upon signing of the licensing agreement, Maruho will make an upfront payment to Biofrontera AG in the amount of €6 million plus additional future payments subject to achievement of certain regulatory and sales milestones and Maruho will also make royalty payments at an initial rate of 6% of net sales in the countries of the territory, which will increase depending on sales volume and will be reduced should generic products become available in the respective countries. We entered into this license agreement in April 2020.

Bond Issuance

On February 26, 2020, our management board resolved to issue up to 1,600,000 of the 0.5% qualified subordinated mandatory convertible bonds 2020/2024 (“Bonds 2020/2024”) with a nominal value of €5.00 each and a total nominal value of up to €8,000,000 as well as up to 1,600,000 of the 1.00 % qualified subordinated mandatory convertible bonds 2020/2026 (“Bonds 2020/2026”) with a nominal value of €5.00 each and a total nominal value of up to €8,000,000. As capital market conditions have changed as a result of the COVID-19 pandemic, our management board resolved on March 12, 2020 to extend the subscription period for the Bonds 2020/2024 and for the Bonds 2020/2026 until March 31, 2020.

Subsequently, on March 23, 2020, our management board resolved not to offer the Bonds 2020/2024 and the Bonds 2020/2026 based on the previously determined conditions due to further substantially changed conditions since March 12, 2020 as a result of the COVID-19 pandemic. Both the subscription offers for the Bonds 2020/2024 and the subscription offer for the Bonds 2020/2026 were therefore withdrawn and will not be completed.

Ameluz® Indication Expansion

In January 2020, the Committee for Medicinal Products for Human Use (CHMP) of the EMA issued a positive opinion with respect to our submission for label extension for Ameluz®. The extended approval sought was to include treatment of mild and moderate actinic keratoses on the extremities and trunk/neck with photodynamic therapy. Based on the positive opinion received from the CHMP of the EMA, the European Commission issued formal approval in the first quarter of 2020. Biofrontera has also entered into discussions with the FDA for approval in the U.S. of a label extension to include the treatment of actinic keratosis lesions on the trunk/neck and extremities. In January 2020, FDA provided positive and constructive feedback requesting additional clinical trials in order to demonstrate expanded indications for Ameluz® on additional areas of the body.

Corporate Reorganization

In January 2020, we reorganized our European sales structure. As part of the restructuring of Biofrontera, Christoph Dünwald, Chief Commercial Officer (CCO), resigned from his position to pursue new challenges. As a result of the restructuring, Biofrontera’s worldwide sales operations have been organized into two groups: our sales and marketing group in the U.S., which represents our largest market, and our sales and marketing group in Europe. Since the reorganization, the management of our sales and marketing organization in Europe is being led by Dr. Matthias Naumann, who had been working for our Company as Sales Manager, Germany, since 2016. Since January 6, 2020, management of our sales and marketing organization in the U.S. is being led by Christopher Pearson, who had previously served as Vice President Commercial Strategy & Development at Aldeyra Therapeutics, Inc.

Further, in January 2020, the company reorganized the management structure of its US subsidiary, Biofrontera Inc. Since then, the operating business in the USA has been managed by Christopher Pearson as Chief Commercial Officer USA and Erica Monaco as Chief Financial Officer USA. Chris Pearson is responsible for Sales, Marketing and Market Access. Erica Monaco is responsible for Finance & Operations, Human Resources, Legal and Compliance. Organizationally, Biofrontera Inc. is now managed by a 4-member Board of Directors, consisting of Prof. Hermann Lübbert (Chairman) and Thomas Schaffer as non-executive board members and Chris Pearson and Erica Monaco as executive board members.

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

B. Memorandum and Articles of Association

On February 23, 2018, our supervisory board adopted new articles of association to reflect the capital increase undertaken in connection with our rights offering of ordinary shares in Germany and initial public offering of ADSs in the U.S. and other matters. Other than changes to our share capital, these articles of association are substantially identical to the articles of association included as an exhibit to this annual report.

On December 12, 2018, our supervisory board further adopted new articles of association to reflect changes following the issue of new shares based on exercise of options from our 2010 Employee Share Option Program as well as conversions from our 2016/21 and 2017/22 Convertible Bonds

On June 19, 2019, our supervisory board further adopted new articles of association to reflect changes following the issue of new shares based on exercise of options from our 2010 Employee Share Option Program.

On July 29, 2019, our supervisory board further adopted new articles of association to reflect changes following the issue of new shares based on exercise of options from conversions from our 2017/22 Convertible Bonds.

On August 28, 2019, our supervisory board further adopted new articles of association to reflect changes following the issue of new shares based on exercise of options from our 2010 Employee Share Option Program.

On October 10, 2019, our supervisory board further adopted new articles of association to reflect changes following the issue of new shares based on exercise of options from our 2010 Employee Share Option Program.

We incorporate by reference into this annual report on Form 20-F the description of our articles of association effective upon the closing of our initial public offering of ADSs contained in our registration statement on Form F-1 (File No. 333-222546), as amended. Such description sets forth a summary of certain provisions of our articles of association as currently in effect.

C. Material Contracts

For descriptions of our material contracts please refer to the following sections of this annual report on Form 20-F: (i) “Item 4.B — Information on the Company — Business Overview — Commercial Partners and Agreements” and “— Facilities” (with respect to our contracts with Frike Group, Hapila and Midas and our leases in Leverkusen, Germany and Woburn, Massachusetts); (ii) “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Our Principal Financing Contracts” (with respect to our Finance Contract with EIB and the terms and conditions of Convertible Bond II; and (iii) “Item 6—Directors, Senior Management and Employees—Compensation of Management Board Members” (with respect to our employment contracts with Prof. Hermann Lübbert and Thomas Schaffer

In addition, on March 25, 2019, pursuant to the Share Purchase and Transfer Agreement, we announced that we acquired Cutanea from Maruho, our major shareholder. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). Pursuant to the Share Purchase and Transfer Agreement:

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

Additional U.S. Federal Income Tax Consequences

PFIC Rules. Special adverse U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC. In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (1) at least 75% of our gross income for the taxable year is passive income (the “income test”) or (2) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). The determination of whether we are a PFIC will be made annually. We expect to be treated as a publicly traded corporation for purposes of the PFIC rules with respect to the 2019 taxable year. In such case, the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares. Based on our current estimates of expected gross assets and income for the year ended December 31, 2019, we do not believe we were a PFIC for the year ended December 31, 2019. However, fluctuations in the market price of our shares may cause us to become a PFIC for the 2019 taxable year or later taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets. If we were unable to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC would substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2019 taxable year or any future taxable year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. Our internet address is www.biofrontera.com.

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

Liquidity risk

We have been dependent on our shareholders and bondholders for the funding of our operations. As described in note 1 of our consolidated financial statements, our ability to continue as a going concern is dependent on our ability to raise additional funds by way of debt and/or equity offerings to enable us to fund our clinical trial programs and commercialization plans. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, including as a result of a temporary but significant decline in demand for our products as a result of the COVID-19 pandemic, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of our products and product candidates. We may need substantial additional funds to fully develop, manufacture, market and sell our other potential products. See “Risk Factors”.

We currently do not expect that our cash and cash equivalents, together with revenue from sales of our products, will be sufficient to fund operating expenses, continue our research and development activities and pursue our commercialization strategy beyond December 31, 2020 without raising at least €5 million in additional capital. Should the COVID-19 pandemic and the efforts of governments around the world to control it last for an extended period of time, we could experience significantly reduced revenue as sales of our products decline a result of falling demand as the COVID-19 pandemic reorders priorities for medical treatments, causing a delay of actinic keratosis treatment for most patients. Accordingly, we may experience a lack of liquidity that threatens our ability to continue as a going concern. Accordingly, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern in its audit report on our financial statements for the fiscal year ended December 31, 2019. With regard to material uncertainties in connection with the going concern status, we refer to Note 33 - Subsequent events, in the notes to our consolidated financial statements included elsewhere in this annual report.

Currency risk

We are subject to currency risk, as our income and expenditures are denominated in euro, Swiss francs and the U.S. dollar. As such we are exposed to exchange rate fluctuations between such foreign currencies and the euro. We aim to match foreign currency cash inflows with foreign cash outflows where possible. We do not hedge this exposure. If we increase sales of our products in the U.S., we would expect to have significant increases in cash balances, revenues and sales and marketing costs denominated in U.S. dollars and in Swiss francs, while we would expect the majority of our development and operating costs to remain denominated in euro. Between January 2015 and March 2020, the exchange rate between the U.S. dollar and the euro ranged between 1.0375 dollars per euro and 1.2488 dollars per euro, and the exchange rate between the Swiss franc and the euro ranged between 0.9816 Swiss franc per euro and 1.2383 Swiss franc per euro. Based on certain assumptions relating to our operations (which assumptions may prove incorrect) and our internal models, we believe that, with respect to the fiscal year ended December 31, 2019, an average 10% appreciation of the U.S. dollar against the euro would have resulted in an increase of approximately €3.4 million in our net income for such period, whereas we believe that an average 10% depreciation of the U.S. dollar against the euro would have resulted in a decrease of approximately €2.7 million in our net income during such period.

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

Between the effective date of our registration statement on Form F-1 and December 31, 2019, we used net proceeds to fund increases to our marketing and sales organization in the U.S. We also used the net proceeds of the combined offering to continue to fund clinical trials of Ameluz® and to make regulatory filings for marketing approval of Ameluz®, both for geographic expansion and the extension of the indications for Ameluz.

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

Our management has assessed the internal control over financial reporting as of December 31, 2019. In making its assessment, our management utilized the criteria set out in the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that, based on its assessment, the internal control over financial reporting was effective as of December 31, 2019.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, or Warth & Klein, has served as our independent registered public accounting firm for the fiscal years ended December 31, 2019 and December 31, 2018. Our accountants billed the following fees to us for professional services in each of those fiscal years:

in EUR thousands	2019	2018
Audit Fees	571	580
Audit-Related Fees	-	85
Tax Fees	-	-
Other Fees	-	-
Total	571	665

“Audit Fees” are the aggregate fees billed for professional services related to the mandatory audit of the annual and consolidated financial statements of Biofrontera AG, the review of the condensed interim financial statements and interim management report, as well as the audit of the consolidated financial statements according to PCAOB standards.

“Audit-Related Fees” in fiscal year 2019 related to the audit of the profit forecast and the issue of a comfort letter.

No Tax Fees or Other Fees were incurred during the 2019 or 2019 fiscal years.

Audit and Non-Audit Services Pre-Approval Policy

Our audit committee is responsible for overseeing the independence of our independent registered public accounting firm, giving the audit mandate, entering into the remuneration agreement with the independent registered public accounting firm and evaluation and oversight of the work of the independent registered public accounting firm, among other duties. As part of this responsibility, our audit committee pre-approves all audit and non-audit services performed by the independent registered public accounting firm in order to assure that they do not impair the auditor’s independence from our company.

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

●	Executive Sessions. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5605(b)(2) that independent directors have regularly scheduled meetings during which only independent directors are present. German law does not require executive sessions of independent directors. However, German law provides that the supervisory board holds meetings at least twice in each half-year period. Additionally, where supervisory board members are subject to conflicts of interest, they generally have to refrain from taking part in deliberations and voting.

●	Audit Committee Charter. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5605(c)(1) that we adopt a formal written audit committee charter specifying certain audit committee responsibilities. German law does not require a separate charter for an audit committee. Instead, the responsibilities and authority of our audit committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws. Pursuant to the German Stock Corporation Act, independent auditors are elected at the shareholders’ meeting, instead of being appointed by the audit committee. Also pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board, together with our management board, and in some cases, our shareholders, are responsible for the final approval of the audited financial statements and our supervisory board as a whole is responsible for many of the same functions that NASDAQ requires of an audit committee under its rules.

●	Compensation Committee Charter. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5605(d)(1) that we certify we have adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis. German law does not require a separate charter for a compensation committee. Instead, the responsibilities and authority of our personnel committee (which is responsible for nominating members of the management board and questions of compensation of the management board) are set forth in the rules of procedure of our supervisory board and in applicable German law. Pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board is responsible for the appointment and final approval of remuneration of the management board.

●	Compensation Committee Responsibilities and Authority. We expect to rely on an exemption from the requirements under NASDAQ Listing Rule 5605(d)(3) identifying specific compensation committee responsibilities and authority. The responsibilities and authority of our personnel committee are set forth in the rules of procedure of our supervisory board and in applicable German law. The personnel committee does not have independent authority to retain legal and professional advice; rather, the supervisory board as a whole can generally retain such advice.

●	Nominations Committee Charter. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5605(e)(2) that we certify we have adopted a formal written charter or board resolution, as applicable, addressing the nominations process and related matters as required under federal securities laws. German law does not require a separate charter or board resolution addressing nominations. Instead, the responsibilities and authority of our personnel committee (responsible for nominating members of the management board) and the nomination committee (responsible for nominating members of the supervisory board) are set forth in the rules of procedure of our supervisory board and in applicable German law.

●	Solicitation of Proxies. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5620(b) that we solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. Consistent with German law, we offer to our shareholders the right to exercise their voting rights in the general meeting through proxies appointed by our company and keep the declarations of such proxies available for inspection for a period of three years. The proxies appointed by us are obligated to vote only in accordance with the instructions of the represented shareholder. Under the deposit agreement pertaining to our ADSs, our depositary bank mails to holders of ADSs a notice stating, among other things, that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each holder of ADSs who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders’ ADSs are to be voted.

●	Quorum. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5620(c) that our by-laws provide for a quorum that is not less than 33 1/3 % of the outstanding shares of our ordinary voting shares. Consistent with German law, our articles of association do not provide for a quorum for shareholders’ meetings.

●	Shareholder Approval. We expect to rely on an exemption from the requirement under NASDAQ Listing Rule 5635(c) requiring companies to obtain shareholder approval of all equity compensation plans (including share option plans) and any material revisions to them. Consistent with the German Stock Corporation Act, the adoption of our stock option plans and any material revisions thereto must be approved by our shareholders insofar as the issuance of shares and/or share options under authorized or conditional capital authorizations requires shareholder approval. For the avoidance of doubt, this only applies insofar as actual shares are to be delivered under the plan. Phantom stock or other remuneration programs linked to share value, but not requiring delivery of physical shares, do not require shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Biofrontera AG (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-3 (File No. 333-236021) filed with the SEC on January 22, 2020
1.2	Rules of Procedure of the Supervisory Board of Biofrontera AG (incorporated by reference to Exhibit 3.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
1.3	Rules of Procedure of the Management Board of Biofrontera AG (incorporated by reference to Exhibit 3.3 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3(a)	Finance Contract dated May 19, 2017 between the European Investment Bank and Biofrontera AG (incorporated by reference to Exhibit 10.4 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.3(b)	Amendment No. 1 to Finance Contract dated May 19, 2017 between the European Investment Bank and Biofrontera AG (incorporated by reference to Exhibit 2.3(b) to Form 20-F filed with the SEC on April 29, 2019)
2.4	Terms and Conditions of Convertible Bond II (incorporated by reference to Exhibit 10.6 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.5*	Description of Securities
4.1†	License and Manufacturing Agreement dated as of October 4, 2017 between Biofrontera Pharma GmbH and Frike Group (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.2†	Manufacturing and Supply Agreement dated as of June 1, 2015, between Biofrontera Pharma GmbH and Hapila GmbH (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
4.3†	Supply Agreement dated as of January 1, 2017, between Biofrontera Pharma GmbH and Midas Pharma GmbH (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.4	Leverkusen Lease (English translation) (incorporated by reference to Exhibit 10.7 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.5	2010 Employee Stock Option Plan (incorporated by reference to Exhibit 10.9 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.6	2015 Employee Stock Option Plan (incorporated by reference to Exhibit 10.10 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.7	Employment Agreement – Hermann Lübbert (English Translation) (incorporated by reference to Exhibit 10.11 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)

4.8	Employment Agreement – Thomas Schaffer (English Translation) (incorporated by reference to Exhibit 10.12 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.9	Employment Agreement – Christoph Dünwald (English Translation) (incorporated by reference to Exhibit 10.13 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.10	Share Loan Agreement dated January 26, 2018, between Maruho Deutschland GmbH and Lang & Schwarz Broker GmbH (incorporated by reference to Exhibit 10.14 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
4.11	Mandate Agreement, dated January 17, 2018, between Biofrontera AG and Lang & Schwarz Broker GmbH (incorporated by reference to Exhibit 10.15 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
4.12	Share Purchase and Transfer Agreement dated March 25, 2019, between Biofrontera Newderm LLC, Biofrontera AG, Maruho Co. Ltd. and Cutanea Life Sciences, Inc. (incorporated by reference to Exhibit 4.13 to Form 20-F filed with the SEC on April 29, 2019)
4.13††	License and Supply Agreement dated March 10, 2014 by and between Ferrer Internacional, S.A. and Medimetriks Pharmaceuticals, Inc., as amended by Amendment No. 1 and Consent and Acknowledgment Agreement with respect thereto (incorporated by reference to Exhibit 4.14 to Form 20-F filed with the SEC on April 29, 2019)
4.14††	Amendment No. 1 to License and Supply Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Ferrer Internacional, S.A. (incorporated by reference to Exhibit 4.15 to Form 20-F filed with the SEC on April 29, 2019)
4.15	Consent and Acknowledgement Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Ferrer Internacional, S.A. (incorporated by reference to Exhibit 4.16 to Form 20-F filed with the SEC on April 29, 2019)
4.16††	Supply Agreement dated March ___, 2018 by and between Ferrer Internacional, S.A. and Cutanea Life Sciences, Inc. (incorporated by reference to Exhibit 4.17 to Form 20-F filed with the SEC on April 29, 2019)
4.17#	Asset Purchase Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Cutanea Life Sciences, Inc. (incorporated by reference to Exhibit 4.18 to Form 20-F filed with the SEC on April 29, 2019)
8.1*	List of Subsidiaries
11.1	Code of Conduct (incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F (File No. 001-38396) filed on April 30, 2018)
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15*	Consent of Warth & Klein Grant Thornton AG

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

BIOFRONTERA AG

Warth & Klein

GrantThornton

WARTH & KLElN GRANT THORNTON AG Wirtschaftsprüfungsgesellschaft Johannestrasse 39 40477 Düsseldorf

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders Biofrontera AG

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Biofrontera AG and subsidiaries (the ·company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Uncertainty about the entity’s ability to continue as a going concern due to COVID-19

The accompanying financial statements have been prepared assuming that the company will continue as a going concern, as discussed in Note 33 “Subsequent events” of the consolidated financial statements. There the executive directors of Biofrontera AG describe that a planned capital measure for March 2020 with a maximum total of up to EUR 16 million had to be cancelled due to the turmoil on the capital markets as a result of the Corona crisis and that in order to finance its business operations for a further 12 months and beyond, Biofrontera is dependent on a capital measure of at least EUR 5 million by no later than the end of the 2020 financial year. These conditions, along with other matters as set forth in Note 33, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 33 “Subsequent events”. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (’ PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have. nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financialstatements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2007.

Dusseldorf, Germany

April 20, 2020

WKGT.COM	Warth & Klein Grant Thornton AG is the German member firm of Grant Thornton International Lid (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Consolidated financial statements as of December 31, 2019

Consolidated balance sheet as of

Assets

in EUR thousands		December 31, 2019	December 31, 2018
Non-current assets
Tangible assets	(1)	5,230	794
Intangible assets	(1)	22,848	352
Deferred taxes	(8)	7,794	10,400
Total non-current assets		35,872	11,546

Current assets
Current financial assets
Trade receivables	(3)	5,031	3,397
Other financial assets	(4)	1,077	794
Cash and cash equivalents	(7)	11,119	19,451
Total current financial assets		17,227	23,642

Other current assets
Inventories	(2)	4,065	3,177
Income tax reimbursement claims	(6)	4	53
Other assets	(5)	1,195	715
Total other current assets		5,264	3,945

Total current assets		22,491	27,587
Total assets		58,363	39,133

The accompanying notes are an integral part of these consolidated financial statements.

Equity and liabilities

in EUR thousands		December 31, 2019	December 31, 2018
Equity	(9)
Subscribed capital		44,849	44,632
Capital reserve		118,103	117,109
Capital reserve from foreign currency conversion ustments		(288)	(2)
Loss carried forward		(145,351)	(136,505)
Loss for the period		(7,358)	(8,878)
Total equity		9,955	16,356

Non-current liabilities
Financial debt	(10)	22,110	13,462
Other provisions	(13)	-	1,545
Other financial liabilities	(11)	14,720	-
Total non-current liabilities		36,830	15,007

Current liabilities
Current financial liabilities
Trade payables	(12)	4,196	1,806
Current financial debt	(10)	1,212	165
Other financial liabilities	(11)	99	29
Total current financial liabilities		5,507	2,000

Other current liabilities
Income tax	(6)	11	-
Other provisions	(13)	3,495	2,891
Other current liabilities	(14)	2.565	2,879
Total other current liabilities		6,071	5,770

Total current liabilities		11,578	7,770
Total equity and liabilities		58,363	39,133

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

in EUR thousands		2019	2018	2017
Sales revenue	(16)	31,265	21,107	12,025
Cost of sales	(17)	(4,875)	(4,451)	(1,715)
Gross profit from sales		26,390	16,656	10,310

Operating expenses
Research and development costs	(18)	(4,636)	(4,427)	(4,225)
General administrative costs	(19)	(16,275)	(12,963)	(3,097)
Sales costs	(20)	(28,856)	(17,744)	(16,922)

Loss from operations		(23,377)	(18,478)	(13,934)

Interest expenses	(21)	(2,466)	(1,614)	(1,048)
Effective interest expenses	(21)	(245)	(170)	(85)
Interest income	(21)	127	24	38
Other expenses	(22)	(799)	(332)	(1,333)
Other income	(22)	7,171	1,301	260
Other income from the PPA (Badwill)	(22)	14,812	-	-

Loss before income tax		(4,777)	(19,269)	(16,102)
Income tax	(23)	(2.581)	10,391	-
Loss for the period		(7,358)	(8,878)	(16,102)

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions.
Translation differences resulting from the conversion of foreign business operations		(286)	(702)	854
Other income total		(286)	(702)	854

Total loss for the period		(7,644)	(9,580)	(15,248)

Basic/diluted earnings per share	(24)	(0,16)	(0,20)	(0,42)

The accompanying notes are an integral part of these consolidated financial statements.

Both the net result for the year and the consolidated result are fully attributable to the shareholders of Biofrontera AG.

Statement of Changes in Equity for each of the three years ended December 31, 2019, 2018 and 2017

(in EUR thousands except for share information)	Ordinary shares	Subscribed capital	Capital reserve	Capital from foreign currency conversion adjustments (OCI)	Accumulated loss	Total
Balance as of January 1, 2017	37,722,433	37,722	98,677	(154)	(120,403)	15,842
Conversion from convertible bond 2016/2021	26,700	27	74	-	-	101
Conversion from convertible bond 2017/2022	667,695	668	1,837	-	-	2,505
Foreign currency conversion adjustment	-	-	-	854	-	854
Increase in capital reserve from the stock option program	-	-	181	-	-	181
Loss for the period	-	-	-	-	(16,102)	(16,102)
Balance as of December 31, 2017	38,416,828	38,417	100,769	700	(136,505)	3,381
Balance as of January 1, 2018	38,416,828	38,417	100,769	700	(136,505)	3,381
Loss for the period	-	-	-	-	(8,878)	(8,878)
Foreign currency conversion	-	-	-	(702)	-	(702)
Consolidated result	-	-	-	(702)	(8,878)	(9,580)
Capital Increase	6,000,000	6,000	18,000	-	-	24,000
Conversion from convertible bond 2016/2021	6,874	7	26	-	-	33
Conversion from convertible bond 2017/2022	13,472	13	51	-	-	64
Conversion of stock options from the stock option program	195,500	195	433	-	-	628
Costs of equity procurement	-	-	(2,432)	-	-	(2,432)
Increase in capital reserve from the stock option program	-	-	262	-	-	262
Balance as of December 31, 2018 (9)	44,632,674	44,632	117,109	(2)	(145,383)	16,356
First-time application of IFRS 16	-	-	-	0	32	32
Balance as of January 1, 2019	44,632,674	44,632	117,109	(2)	(145,351)	16,388
Loss for the period	-	-	-	-	(7,358)	(7,358)
Foreign currency conversion	-	-	-	(286)	-	(286)
Consolidated result	-	-	-	(286)	(7,358)	(7,644)
Conversion from convertible bond 2017/2022	118,841	119	429	-	-	548
Conversion of stock options from the stock option program	97,850	98	207	-	-	305
Costs of equity procurement	-	-	(2)	-	-	(2)
Increase in capital reserve from the stock option program	-	-	360	-	-	360
Balance as of December 31, 2019 (9)	44,849,365	44,849	118,103	(288)	(152,709)	9,955

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement for each of the three years ended December 31, 2019, 2018 and 2017

in EUR thousands	01.01.-31.12.2019	01.01.-31.12.2018	01.01.-31.12.2017
Cashflows from operations
Loss before income tax	(4,777)	(19,269)	(16,102)
Adjustments to reconcile loss before income tax to cash flow into operations
Income tax	36	(9)	-
Financial result	2,658	1,784	1,094
Depreciation	3,156	754	884
Other non-current provisions	(1,545)	1,545	-
Losses from disposal of assets	386	5	-
Non-cash (income) and expenses	(15,334)	(328)	1,080
Changes in operating assets and liabilities
Trade receivables	(673)	(1,836)	63
Other assets and income tax assets	3,044	(149)	173
Inventories	(148)	368	(86)
Trade payables	596	185	(1,010)
Provisions	710	2,366	711
Other liabilities	(21,003)	1,150	74
Net cash flow used in operational activities	(32,894)	(13,434)	(13,119)

Cash flow from investment activities
Purchase of intangible and tangible assets	(1,854)	(513)	(397)
Business combinations Cutanea	22,814	-	-
Interest received	-	-	6
Proceeds from sale of intangible and tangible assets	93	2	16
Net cash flow used in investment activities	21,053	(511)	(375)

Cashflows from financing activities
Proceeds from the issue of shares	-	24,000	-
Costs of equity procurement	(3)	(1,768)	(664)
Proceeds from draw down of EIB loan	5,000	-	10,000
Proceeds from exercise of employee stock options	305	628	-
Proceeds from issuing convertible bonds 2017/2022	-	-	4,999
Leasing payments	(1,183)	-	-
Cash outflow for EIB loan procurement costs	-	-	(650)
Interest paid	(664)	(536)	(598)
Repayment of warrant bond 2009/2017	-	-	(5,226)
Proceeds from repayment of option bonds 2009/2017	-	-	1,590
Repayment of convertible bond 2016/2021	-	(50)	-
Net cash flows provided by financing activities	3,455	22,274	9,451

Net increase/(decrease) in cash and cash equivalents	(8,386)	8,329	(4,043)
Changes from exchange rate differences	54	39	-
Cash and cash equivalents at the beginning of the period	19,451	11,083	15,126
Cash and cash equivalents at the end of the period (27)	11,119	19,451	11,083

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements as of December 31, 2019

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of Cologne District Court, Department B under No. 49717, together with its wholly owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, Biofrontera Neuroscience GmbH, all with head office at Hemmelrather Weg 201, 51377 Leverkusen, Germany, as well as the Spanish branch operation Biofrontera Pharma GmbH sucursal en España based in Cornellá de Llobregat, and Biofrontera Inc., which is based in Woburn, Massachusetts, U.S., research, develop and market dermatological products. At year-end, the companies of Cutanea Life Sciences, Inc. acquired in 2019 as well as Biofrontera Newderm Inc. were merged with Biofrontera Inc.

Summary of significant accounting policies

Basis for preparation of the consolidated financial statements

The consolidated financial statements for Biofrontera AG for the financial year from January 1, 2019 to December 31, 2019 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) as issued by the IASB, which are applicable on the balance sheet date. In addition, statutory provisions pursuant to Section 315a (1) of the German Commercial Code (HGB) have been complied with.

The consolidated financial statements are prepared on a going concern basis. With regard to material uncertainties in connection with the going concern status, we refer to Note 33 Subsequent events.

Biofrontera AG is the parent company, which prepares consolidated financial statements for the group companies.

The consolidated financial statements as at December 31, 2019 are presented in euros (EUR) or thousands of euros. Rounding differences can arise in the tables due to commercial rounding.

On April 20, 2020, the Management Board approved the consolidated financial statements for the financial year ending 31 December 2019 for publication and forwarding to the Supervisory Board.

Changes in accounting standards

The accounting policies applied are consistent with those applied on December 31, 2018, with the exception of the new and revised standards and interpretations described below that were applied for the first time starting with the 2019 financial year.

Standard	Description	Mandatory application	Expected effects
IFRS 16	“Leases”	January 1, 2019	See below
Amendment to IFRS 9	“Financial instruments” Early repayment regulations with negative compensation	January 1, 2019	No effects
IFRIC 23	Uncertainty over income tax treatments	January 1, 2019	No effects
Amendment to IAS 19	“Employee benefits” Plan Amendments, curtailments or settlements	January 1, 2019	No effects
Amendment to IAS 28	“Holdings in associated companies and joint ventures” Long term holdings in associated companies and joint ventures	January 1, 2019	No effects
Annual Improvements to IFRSs	Annual improvements to IFRSs Cycle 2015-2017	January 1, 2019	No effects

First-time application of IFRS 16

Biofrontera has applied the new standard IFRS 16 “Leases” for the first time for the 2019 financial year.

For financial years beginning on or after January 1, 2019, IFRS 16 requires the application of a new lease standard. Contrary to the previous regulation, it provides for lessees to recognize on the balance sheet the rights of use and lease liabilities resulting from leases. The previous distinction between operating leases, which are generally off-balance sheet, and finance leases, which are on-balance sheet, is therefore no longer applicable. The leasing liability to be carried as a liability is calculated as the net present value of the highly probable payments to be made to the lessee. They are carried forward using the so-called effective interest method. The right of use of the underlying asset to be recognized in return is to be recognized at cost at the beginning of the lease. In addition to the lease payments, any initial direct costs of the lessee and dismantling costs are included in the calculation. Incentive payments made by the lessor are deducted. The activated right of use is to be depreciated on a straight-line basis and tested for impairment if there is any indication of impairment.

The new regulations for lessors essentially correspond to the previous regulations.

The leasing contracts concluded by Biofrontera as lessee mainly relate to buildings and motor vehicles used for operational and administrative purposes. The company has applied the new accounting standard under the modified retrospective method to leases with a remaining term of more than one year as of January 1, 2019. Leases of lesser value are excluded.

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

Biofrontera has decided to make use of the simplification of IFRS 16.6 for expenses from leasing relationships with a remaining term of no more than one year and from leasing relationships with a low value, and to immediately expense monthly leasing instalments, in other words, applying the same accounting treatment as with IAS 17.

Biofrontera will not show the rights of use and leasing liabilities separately on its balance sheet, but rather include them in items that contain comparable assets and liabilities.

The first-time application of IFRS 16 had no material effect on the calculation of the basic earnings per share.

The marginal interest rate on the date of first-time application was 1.53% for buildings, 1.85% for motor vehicles (Germany) and 5.20% (USA). There were no onerous leases as of January 1, 2019. The first-time application of IFRS 16 had the following effects:

Leasing	31.12.2018	Amendment IFRS 16	01.01.2019
in EUR thousands	carrying amount	carrying amount
Tangible assets	794	2,335	3.129
Loss carried forward	(145,383)	32	(145,350)
Non-current financial liabilities	13,462	1,698	15,160
Current financial liabilities	165	606	771

Future changes in accounting standards

Biofrontera has not implemented early adoption or does not intend to implement early adoption of the following standards, interpretations and amendments to the set of regulations approved by the IASB:

Standard	Description	Mandatory application	Expected effects
Amendment to IFRS 3	“Business combinations”: Definition of a business	January 1, 2020	No effects
Amendment to IFRS 9	“Financial instruments”, IFRS 7 “Financial instruments: Disclosures” and IAS 39 “Financial instruments: Recognition and valuation”: Interest Rate Benchmark Reform	January 1, 2020	No effects
Amendment to IAS 1	“Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors”: definition of “material”	January 1, 2020	No effects
Amendment to IAS 1, IAS 8	“Presentation of financial statements”: classification of liabilities as current or non-current	January 1, 2022	No effects
Amendments to References to the Conceptual Framework	References to the Conceptual Framework	January 1, 2020	No effects
IFRS 17	Insurance Contracts	January 1, 2022	No effects

Basis of consolidation

The consolidated financial statements for the financial year ending 31 December 2018 include the financial statements of the parent company, Biofrontera AG, and the subsidiary companies in which the parent has a direct majority of the voting rights. The following companies have been included in the consolidated financial statements. The shareholdings are unchanged from the previous year:

1.	Biofrontera Bioscience GmbH, Leverkusen, Germany, with a direct interest of 100%

2.	Biofrontera Pharma GmbH, Leverkusen, Germany, with a direct interest of 100%

3.	Biofrontera Development GmbH, Leverkusen, Germany, with a direct interest of 100%

4.	Biofrontera Neuroscience GmbH, Leverkusen, Germany, with a direct interest of 100%

5.	Biofrontera Inc., Woburn, Massachusetts, U.S., with a direct interest of 100%

The following companies are included in the consolidated financial statements as of December 31, 2019. These were merged with Biofrontera Inc. in 2019:

6.	Biofrontera Newderm LLC, Woburn, Massachusetts, USA, with a direct shareholding of 100% (founded March 21, 2019; merged on December 31, 2019)

7.	Cutanea Life Sciences, Inc., Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date March 25, 2019; merged on December 30, 2019)

8.	Dermarc LLC, Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date March 25, 2019; merged on December 27, 2019)

9.	Dermapex LLC, Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date March 25, 2019; merged on December 27, 2019)

The basis for the consolidation of the companies included in the consolidated financial statements are the financial statements (or HBII pursuant to IFRS) of these companies prepared for December 31, 2019 pursuant to uniform principles. The consolidated financial statements as of December 31, 2019 have been prepared on the basis of uniform accounting policies (IFRS).

The subsidiaries have been fully consolidated from the date of acquisition. The date of acquisition is the date when the parent company obtained control of these subsidiaries. The subsidiaries are included in the consolidated financial statements until control over these companies no longer exists.

All intercompany receivables and liabilities as well as income and expenses were eliminated in the course of consolidation. Interim results were eliminated

Business combinations

Cutanea Life Sciences, Inc.

On March 25, 2019, Biofrontera Inc. entered into an agreement with Maruho to acquire 100% of the shares of Cutanea Life Sciences, Inc., USA including its subsidiaries Dermark LLC and Dermapex LLC (together “Cutanea”) through its wholly owned subsidiary Biofrontera Newderm LLC, USA, (“Biofrontera”), newly founded on March 21, 2019. Cutanea has been marketing Aktipak®, a prescription gel for the treatment of acne, as well as Xepi™, a prescription cream for the treatment of impetigo, since November 2018. Due to technical difficulties in the manufacturing process of Aktipak®, sales of the drug were discontinued in summer 2019.

The acquisition of Cutanea Life Sciences, Inc. in March 2019 has enabled Biofrontera to market a FDA-approved drug that has already been introduced in the US market. We are convinced that with Xepi™ our portfolio now includes an innovative, promising product with a large market potential.

Biofrontera acquired Cutanea for an initial purchase price of USD 1.00. Maruho will provide up to USD 7.3 million in start-up financing for Cutanea’s redesigned business activities (start-up costs). An additional part of the purchase price equal to the start-up costs actually paid is to be paid back to Maruho by 2023.

As part of the earn-out agreement with Maruho, the profits from the sale of Cutanea products will be shared equally between Maruho and Biofrontera until 2030. Maruho has also agreed to assume all running costs that may be incurred during the first three months after completion of the transaction. Maruho also indemnifies Biofrontera and Cutanea against all liabilities relating to or resulting from the pre-contractual period. In addition, Maruho assumed all Cutanea restructuring costs that incurred in the period up to three months after the acquisition.

According to the purchase agreement, the acquisition date is March 25, 2019. As a consequence, the acquisition was made with economic effect from that date. As of the same date, Biofrontera gained control over the acquired companies, which means that Cutanea will be fully consolidated in the consolidated financial statements of Biofrontera in accordance with IFRS 3 with effect from March 25, 2019.

Estimates related to the acquisition of Cutanea Life Sciences, Inc. on March 25, 2019

The fair values of the assets and liabilities (in accordance with IFRS 3) on the acquisition date March 25, 2019 are as follows:

in EUR thousands	March 25, 2019
Non-current assets
Property, plant and equipment	1,340
Intangible assets	23,604
Total non-current assets	24,944

Current assets
Trade receivables	1,004
Cash and cash equivalents	20,231
Inventories	763
Other assets	3,758
Total other current assets	25,756
Total assets	50,700

Non-current liabilities
Financial liabilities	495

Current liabilities
Trade payables	1,795
Other current liabilities	22,110
Total current liabilities	23,905
Total equity and liabilities	24,400

Net assets	26,300
Purchase price (earn out)	11,488
Badwill	14,812

The badwill, i.e. the difference between the assets and liabilities of Cutanea at the time of acquisition and the carrying amounts of the assets and liabilities of Cutanea at the time of acquisition, is offset by future expenses for reorganizing the business activities of Cutanea and establishing the distribution of XepiTM. The seller (Maruho) hopes that the successful marketing of Cutanea products by Biofrontera and the associated share of profit will bring economic advantages over continuing this business on its own.

Based on the assumption that Maruho would fully finance the start-up costs, the purchase price increases to EUR 17,325 thousand as of April 1, 2019. No contingent liabilities were identified.

The following assets and liabilities were measured at fair value as part of the purchase price allocation. The assumptions for the valuation of the intangible assets are as follows:

Assets and liabilities identified at acquisition date	Fair value in EUR thousands	Valuation method	Operating life	Cost of capital
Intangible assets
Xepi™ marketing license	23,604	Acquisition method	139 months	9.1%

The results of operations of Cutanea Life Sciences, Inc. including all subsidiaries is as follows:

in EUR thousands	March 25 – December 31, 2019
Sales revenue	822
Cost of sales	(1,148)
Gross profit on sales	(326)
Research and development costs	(103)
General administrative costs	(2,334)
Sales costs	(5,906)

Loss on operations	(8,669)
Interest expenses	(16)
Interest income	85
Other expenses	(1,996)
Other income due to reimbursement by Maruho	6,215
Other income	108
Loss before income tax	(4,273)
Income tax	65
Loss after income tax	(4,208)

If the acquisition had taken place on January 1, 2019, the contribution to sales would have been EUR 1,635 thousand. The loss of Cutanea could not be determined.

The transaction costs included in current expenses amount to EUR 297 thousand.

Due to the integration of Cutanea’s activities into Biofrontera Inc., the existing deferred tax assets at Cutanea were not capitalized, as these probably cannot be offset against future profits.

Translation of amounts in foreign currencies

The consolidated financial statements as of December 31, 2019 have been prepared in EUR (or thousands of EUR), which is the functional currency of all the German companies included in the consolidated financial statements and is the Group’s reporting currency.

For subsidiaries with a functional currency that is the local currency of the country in which they have their registered office, the assets and liabilities that are recognized in the foreign currency on the balance sheets of the foreign, economically independent subsidiaries, are converted to euros applying the relevant period-end exchange rate (2019: 1.1227 USD/EUR, previous year 1.1445 USD/EUR). Income and expense items are translated applying the average exchange rates applicable to the relevant period (2019: 1.1194 USD/EUR, previous year: 1.1818 USD/EUR). The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components (2019: EUR -286 thousand, previous year: EUR -702 thousand).

Transactions realized in currencies other than EUR are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses resulting from such translation are recognized in the income statement in the amount of EUR 324 thousand (previous year: EUR 650 thousand).

Application of estimates

The preparation of the consolidated financial statements for December 31, 2019 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities as reported on the balance sheet date, and revenues and expenses arising during the financial year.

The main areas of application for assumptions, estimates and the exercise of scope for discretion lie in the fair value measurements in accordance with IFRS 13, in particular the determination of the fair values of assets and liabilities as part of the purchase price allocation (PPA). In addition, estimates are made in the context of the measurement of provisions, leases in accordance with IFRS 16, stock options, EIB loans and income taxes as well as in determining the useful lives of non-current assets. Estimates are based on historical experience and other assumptions that are considered appropriate under the given circumstances. These are reviewed on an ongoing basis, but may differ from the actual values.

The carrying amounts of items affected by estimates are presented in the respective notes to the consolidated financial statements.

Tangible assets and leases

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

Since January 1, 2018, low value assets with purchase costs of between EUR 250 and EUR 1,000 have been booked to the year of acquisition as a single item for the relevant year and are fully depreciated over five years.

Biofrontera is a lessee mainly for buildings and vehicles used for operational and administrative purposes. The leasing liability to be carried as a liability is calculated as the present value of the payments that are highly likely to be made to the lessee. They are updated using the so-called effective interest method. The right of use of the underlying asset to be recognized in return is measured at cost at the beginning of the lease. In addition to the lease payments, any initial direct costs of the lessee and dismantling costs are included in the calculation. Incentive payments made by the lessor are deducted. The activated right of use is to be depreciated on a scheduled basis and tested for impairment if there is any indication of impairment.

The main useful lives of leases are determined by the term of the agreement and are as follows

●	Motor vehicles 3 years, straight-line

●	Buildings 6 years, linear

Future lease payments are to be discounted at the lessor’s imputed interest rate or, if this is not available, at the marginal interest rate on the date of first application.

For expenses from leases with a remaining term of no more than one year and from leases with a low value, Biofrontera has decided to make use of the simplification of IFRS 16.6 and to treat the monthly leasing instalments unchanged compared with the accounting according to IAS 17 immediately as income.

Intangible assets

Purchased software is recognized at cost less amortization applied straight-line over a three-year useful life.

Purchased intangible assets consist of licenses and other rights. They are recognized at cost less accumulated amortization. These intangible assets are capitalized as assets and generally amortized straight-line over an estimated useful life of between 4 and 12 years.

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

Financial assets

Financial assets are recognized as assets in the event that Biofrontera has a contractual right to receive cash or other financial assets from another party. Financial assets are allocated to the category “Held” and are valued at amortized cost. Non-interest-bearing or low-interest receivables are recognized at cash value.

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

Cash and cash equivalents

Cash and cash equivalents include cash in hand, cheques and bank deposits with a term of up to three months at the time of acquisition, as well as current financial assets. These are valued at amortized cost.

Non-financial assets

Non-financial assets are valued at cost.

Inventories

Raw materials and supplies, as well as finished and unfinished goods, are recognized at the lower of cost or net realizable value. Borrowing costs are not capitalized. Cost is calculated applying the first-in-first-out method (FIFO). A value adjustment is made to the inventories on the balance sheet date if the net realizable value is lower than the carrying amount.

Financial liabilities

Financial liabilities include original liabilities, with the exception of the embedded derivative that was separated from the EIB loan (the so-called performance component). Original liabilities are recognized if there is a contractual obligation to transfer cash or other assets to another party. The initial recognition of original financial liability is at fair value. In subsequent valuations of financial liabilities valued at amortized cost, any discounts between the amount received and the repayment amount are spread over the term using the effective interest method.

The financial liabilities of the performance component measured at fair value and the purchase price liability (earn-out) included in other financial liabilities are allocated to the category “Financial liabilities at fair value through profit or loss”.

Trade payables

Trade payables, as well as liabilities from current accounts and other liabilities are recognized at their redemption amount. Due to their short-term nature, the reported carrying amount reflects the fair value. Foreign currency liabilities are translated applying the period-end exchange rate. Exchange rate losses and gains are reported in the income statement.

Convertible bonds

The convertible bond is a so-called compound financial instrument, which must be divided into the components debt (bond) and equity (conversion right) on initial recognition. The liability component (bond) must be recognized at its fair value at the time the contract is concluded. The fair value is determined by discounting the contractually agreed future payments at an interest rate customary for a comparable bond without conversion right. In this context, the default risk of the issuer must also be taken into account. The equity component (conversion right) is calculated as the difference between the proceeds of the issue and the present value of the liability (equity derivative, residual value method).

In subsequent accounting for the convertible bond, a distinction is made as follows: The liability component is subsequently valued at amortized cost using the effective interest method. The equity component is not subject to subsequent valuation.

EIB loan with an embedded derivative requiring separation

In May 2017, the company arranged a loan agreement for up to EUR 20 million with the European Investment Bank (EIB). The loan is unsecured and guaranteed by our major subsidiaries. Originally, it was available in tranches within a two-year period. At the beginning of 2019, it has been extended for another year. In July 2017, the company drew down a first tranche of EUR 10.0 million, with a further tranche of EUR 5 million being drawn down after the reporting date in February 2019. Each tranche must be paid back within five years after it has been made available. The loan contains three different interest components: 1) a variable interest component, entailing quarterly interest payments on the outstanding amounts based on 3-month EURIBOR plus a risk premium; 2) a fixed component at 6% per annum which is due at term-end, and 3) a performance component which is due at the term-end, and whose level is derived from the market capitalization of Biofrontera AG but limited to a 4% per annum interest rate.

The loan is carried forward at amortized purchase cost applying the effective interest method.

The performance component represents a separable financial instrument in the form of an embedded derivative, which is measured at fair value on each reporting date and is to be classified to a fair value hierarchy of level 3. The market capitalization at maturity is the same as that of the measurement cut-off date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the first tranche is calculated based on a notional 0.64% participation rate in the market capitalization (the so-called notional equity proportion). This is discounted to the valuation date applying a market interest rate of 12.33% for the 2017 EIB loan and 10.63% for the 2019 EIB loan.

Non-financial liabilities

Non-financial liabilities are carried at the repayment amount.

Provisions

Provisions are formed if an obligation to third parties resulting from a past event exists and is likely to result in an outflow of assets in the future, and if the effect on assets can be reliably estimated.

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

Xepi™ is sold directly to specialty pharmacies in the USA. Sales are recognized net of sales deductions when ownership and control are transferred to the customer. Sales deductions include expected returns, discounts and incentives such as payments made under patient assistance programs. These rebates are estimated at the time of sale based on the amounts incurred or expected to be received for the related sales.

Revenue is recognized when the products are delivered to the respective customers.

In addition, Biofrontera generates sales revenues within the framework of the research and development cooperation with Maruho Co Ltd. Revenue is recognized over a specific period of time.

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

Revenue is recognized net of sales-related taxes and sales deductions. For expected sales deductions, such as rebates and discounts, estimated amounts are taken into account accordingly at the time of revenue recognition. The payment terms for Ameluz® include short-term payment terms with the possibility of cash discounts.

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

Estimates of such possible outcomes involve management making significant assumptions. In the management’s opinion, due to uncertainties related to the development of new products, the criteria prescribed under IAS 38.57 “Intangible Assets” for capitalizing development costs as assets are only fulfilled by the Biofrontera Group, if the prerequisites for the expansion of the European approval and the approval in the U.S. are met, and if it is likely a future economic benefit will accrue to the company.

Research and development costs relating to the drug Ameluz®, which has been approved in Europe and the U.S., and to the company’s other research and development projects, are consequently expensed in the period in which they are incurred.

Intangible assets under development relate to the further development of BF-RhodoLED®, as this will generate future economic benefits.

Notes to the consolidated balance sheet

1. Intangible and tangible assets

In the 2019 financial year, impairment losses on tangible assets were recognized in the amount of EUR 527 thousand (previous year: EUR 0).

The cost of short-term and low-value leases amounts to EUR 386 thousand. The income from a sublease agreement amounts to EUR 34 thousand.

Tangible and intangible assets are composed as follows:

Consolidated statement of changes in non-current assets in 2019

in EUR thousands		Purchase and production cost						Accumulated depreciation and amortization					Carrying amounts
		Jan 1, 2019	Currency translation	Additions	Change of consolidation group	Disposals	Dec 31, 2019	Jan 1, 2019	Currency translation	Additions	Disposals	Dec 31, 2019	Dec 31, 2019	Jan 1, 2019
I.	Tangible assets and leases
	1. Operating and business equipment	4,104	2	1,294	1,340	3,093	3,647	3,309	1	482	1,300	2,492	1,155	795
	2. Right-of-use leasing properties	1,768	-	1,792	-	-	3,560	-	-	505	-	505	3,055	1,768
	3. Right-of-use leasing tangible assets	567	-	1,045	-	-	1,612	-	-	592	-	592	1,020	567
		6,439	2	4,131	1,340	3,093	8,819	3,309	1	1,579	1,300	3,589	5,230	3,130
II.	Intangible assets
	1. Software and licenses	446	-	20	-	260	206	427	-	21	258	190	16	21
	2. Right-of-use assets	1,101	(69)	92	23,604	254	24,474	1,035	(5)	1,556	230	2,356	22,118	66
	3. Intangible assets under development	267	-	448	-	-	715	-	-	-	-	-	715	267
		1,814	(69)	560	23,604	514	25,395	1,462	(5)	1,577	488	2,546	22,849	352
		8,253	(67)	4,691	24,944	3,607	34,214	4,771	(4)	3,156	1,788	6,135	28,079	3,482

The opening balance of leasing use rights is due entirely to the first-time application of IFRS 16 and amounts to EUR 2,335 thousand.

Consolidated statement of changes in non-current assets in 2018

in EUR thousands		Purchase and production cost							Accumulated depreciation and amortization				Carrying amounts
		Jan 1, 2018	Currency translation	Additions	Transfers	Disposals	Dec 31, 2018	Jan 1, 2018	Currency translation	Additions	Disposals	Dec 31, 2018	Dec 31, 2018	Jan 1, 2018
I.	Tangible assets
	Operating and business equipment	4,089	5	240	-	230	4,104	3,343	1	194	229	3,309	795	746
II.	Intangible assets
	1. Software and licenses	458	-	5	-	17	446	428	-	16	17	427	21	30
	2. Right-of-use assets	6,188	-	10	(9)	5,088	1,100	5,570	-	545	5,080	1,035	66	618
	3. Intangible assets under development	-	-	258	9	-	267	-	-	-	-	-	267	-
		6,646	-	273	-	5,105	1,814	5,998	-	561	5,097	1,462	352	648
		10,735	5	513	-	5,335	5,918	9,341	1	755	5,326	4,771	1,147	1,394

2. Inventories

in EUR thousands	December 31, 2019	December 31, 2018
Raw materials	893	1,098
Unfinished goods	201	320
Finished goods and products	2,971	1,759
	4,065	3,177

In 2019, inventories were written down by EUR 24 thousand (previous year: EUR 187 thousand).

The finished goods and products include PDT lamps that are made available to doctors for a fee within the framework of a 6-month evaluation phase (EUR 89 thousand; previous year: EUR 75 thousand).

3. Trade receivables

Trade receivables are mainly attributable to the sale of Ameluz®, the PDT lamp BF-RhodoLED®, Xepi™ and the medical cosmetics product Belixos®. It is expected that all trade receivables will be settled within twelve months of the balance sheet date.

Allowances for doubtful accounts were made in the amount of EUR 43 thousand (previous year: TEUR 0). As in the previous year, there were no outstanding receivables on the balance sheet closing date that were not value-adjusted.

Of the receivables, EUR 178 thousand (previous year: EUR 187 thousand) are attributable to finance leases for PDT-lamps.

4. Other financial assets

Other financial assets comprise mainly prepayments rendered for studies (EUR 359 thousand; previous year: EUR 614 thousand) and the depositing of collateral, mainly for leasing property, credit cards and leasing vehicles (EUR 300 thousand; previous year: EUR 164 thousand). As in the previous year, no individual value impairments were applied during the reporting year.

5. Other assets

Other assets mainly comprise of accruals and deferrals (EUR 1,113 thousand; previous year: EUR 664 thousand).

As in the previous year, no individual value impairments were applied during the reporting year.

6. Income tax

Income tax reimbursement claims consist of claims for tax refunds relating to withheld capital gains tax, plus the Solidarity Surcharge (EUR 4 thousand; previous year: EUR 53 thousand). Income tax liabilities relate to current income tax liabilities for fiscal year 2019 (EUR 11 thousand; previous year: 0).

7. Cash and cash equivalents

Cash and cash equivalents relate to cash in hand, checks, bank deposits and money deposits with a term of up to three months at the time of acquisition amounting to a total of EUR 11,119 thousand (previous year: EUR 19,451 thousand). The carrying amounts of the cash and cash equivalents correspond to their fair value, due to the short-term nature of these investments.

8. Deferred income tax

Deferred tax assets amount to EUR 7,794 thousand (previous year: EUR 10,400 thousand). In the 2018 financial year, deferred taxes in the amount of EUR 10,486 thousand were capitalized for the first time on loss carryforwards to the extent that these can probably be offset against future taxable earnings. This is based on a planning period of five years. These relate to the deferred tax assets on losses carried forward for Biofrontera Pharma GmbH to be recognized for the first time as of December 31, 2018.

The reduction in deferred tax assets results from the use of the tax loss carryforwards of Biofrontera Pharma GmbH (EUR 256 thousand) and the reduction in the trade tax rate of the city of Leverkusen with effect of January 1, 2020 (EUR 2,350 thousand).

The subsidiary Biofrontera Pharma GmbH has generated profits in 2019 and it can be assumed that Biofrontera Pharma GmbH will continue to generate positive results in the future and thereby utilize its tax loss carryforwards.

Further deferred income tax on loss carryforwards incurred at Biofrontera AG in the amount of EUR 153 thousand and at Biofrontera Inc. in the amount of EUR 533 thousand were capitalized to the extent that they are offset by deferred tax liabilities in the same amount.

The following table explains the generally existing deferred tax assets from tax loss carryforwards that have developed within the Group:

	December 31, 2019		December 31, 2018
in EUR thousands	Loss carried forward	Deferred tax assets	Loss carried forward	Deferred tax assets
Corporation tax including Solidarity Surcharge	135,415	21,436	131,928	20,884
Business tax	120,692	10,561	118,548	19,703
U.S. corporation tax	23,616	6,140	14,452	3,613
Total		38,137		44,200

These loss carryforwards have an unlimited carryforward period under current German law. In the USA, tax loss carryforwards can be carried forward for 20 years when occurred until December 31, 2017 (EUR 8,595 thousand), and indefinitely when occurred from January 1, 2018 (EUR 15,021 thousand).

	December 31, 2019		December 31, 2018
in EUR thousands	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Loss carried forward	8,568	-	10,674	-
Non-current assets
- Intangible assets	-	(620)	-	(87)
- Tangible assets	-	(1,002)	-	-
- Financial assets	-	-	-	-
Current assets
- Receivables and other assets	43	-	59	-
Non-current liabilities
- Provisions	-	(54)	-	(82)
Current liabilities
- Provisions	859	-	-	(152)
- Liabilities and other	-	-	-	(12)
Total	9,470	(1,676)	10,733	(333)
Netting of deferred tax assets and liabilities	(1,676)	1,676	(333)	333
As recognized on balance sheet	7,794	-	10,400	-

Deferred taxes on losses carried forward are capitalized to the extent that they can probably be offset against future profits or to the same extent are offset by deferred tax liabilities. Due to the lack of predictability regarding future taxable profits, the remaining deferred tax assets deriving from loss carryforwards in the amount of EUR 29,569 thousand (previous year: EUR 33,526 thousand) and deferred tax assets in the amount of EUR 2,000 thousand (previous year EUR 782 thousand) were not recognized on the balance sheet, in accordance with IAS 12.34.

The following provides a reconciliation between expected and actual reported income tax expense, with the output value being based on the rounded income tax rate of 32.5% currently applicable to the Biofrontera Group. The expected income tax rate of the parent company will amount to 24.6% with effect from January 1, 2020 due to the reduction of the trade tax multiplier:

in EUR thousands	December 31, 2019	December 31, 2018	December 31, 2017
Consolidated loss before tax	(4,777)	(19,269)	(16,102)
Expected income tax reimbursement at the tax rate of the parent company	1,550	6,252	5,226
Differences arising from different tax rates	(839)	(685)	586
Adjustment of deferred taxes due to tax rates
- from temporary differences	16	-	(121)
- from loss carryforwards	(2,350)	-	(1,014)
Tax increases due to non-deductible expenses	(538)	(100)	(646)
Changes in unrecognized deferred tax assets
- from active temporary differences	(1,217)	(895)	(194)
- from loss carryforwards	(4,251)	5,343	(4,161)
Taxfree income (badwill)	4,807	-	-
Other effects	241	475	323
Income taxes as per statement of comprehensive income	(2,581)	10,390	-

9. Equity

Share capital

The fully paid in share capital of the parent company, Biofrontera AG, amounted to EUR 44,849,365 on December 31, 2019. It was divided into 44,849,365 registered shares with a nominal value of EUR 1.00 each. On December 31, 2018, the share capital amounted to EUR 44,632,674.

The Biofrontera AG shares were listed on the Regulated Market of the Düsseldorf Stock Exchange in 2006. In August 2012, the company’s shares were also admitted to trading on the Regulated Market of the Frankfurt Stock Exchange in response to an application by the company. The company’s shares are also traded on the Xetra computer trading system and all other German stock exchanges. On June 3, 2014, the share was included in the Prime Standard of the Frankfurt Stock Exchange.

The introduction on the NASDAQ Stock Market in the U.S. occurred on February 14, 2018. Shares in Biofrontera AG are traded there as American Depositary Shares (ADS) under the ticker symbol BFRA. One ADS securitizes the right to two ordinary shares of Biofrontera AG.

The numbers of shares held by the shareholders on December 31, 2019, based on the most recent mandatory disclosures, are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Maruho Deutschland Co., Ltd., Osaka Japan The total share of voting rights is assigned to Maruho Co., Ltd, Osaka, through the company Maruho Deutschland GmbH, Düsseldorf, which is controlled by the former.	13,047,754	8,891,843	7,631,586
Wilhelm Konrad Thomas Zours The voting rights through the chain of subsidiaries listed below are attributed to Mr. Zours: ● DELPHI Unternehmensberatung AG ● VV Beteiligungen AG ● Deutsche Balaton AG ● Deutsche Balaton Biotech AG ● Prisma Equity AG ● Sparta AG ● ABC Beteiligungen AG ● AEE Ahaus-Enscheder AG ● MARNA Beteiligungen AG ● Youbisheng Green Paper AG ● Strawtec Group AG	13,300,694	8,935,384	3,400,907
Liechtensteinische Landesbank AG (LLB), Vienna, Austria	-	-	1,165,212
Universal-Investment-Gesellschaft mbH, Frankfurt am Main, Germany	-	-	799,463
Free float	18,500,917	26,805,447	25,419,660
Total	44,849,365	44,632,674	38,416,828

Only those shareholders are listed who are subject to reporting requirements under the German Securities Trading Act (WpHG) and the Securities and Exchange Commission (SEC) and have made a corresponding notification. This includes all shareholders who hold at least 3% of the outstanding shares or voting rights. The number of shares listed here refers to the last notification of the respective shareholders, since then they may have changed their holdings within the respective notification thresholds without informing the company.

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

Authorized/conditional capital

The company had no authorized capital as of the reporting date.

The conditional capital consisted of three share capital amounts.

The conditional increase in the share capital (Conditional Capital I) of EUR 6,434,646 was approved on August 28, 2015, of which is EUR 3,998,014 available as at December 31, 2019. Conditional Capital I serves to secure the granting of option rights and the agreement of option obligations in accordance with the bond terms and conditions.

The conditional increase in the share capital (Conditional Capital III) of EUR 542,400 was approved on February 28, 2015, of which is EUR 249,050 available as of December 31, 2019, and serves exclusively to fulfill option rights granted on July 1, 2015 on the basis of the Annual General Meeting (“AGM”) of July 2, 2010.

The conditional increase in the share capital (Conditional Capital V) of EUR 1,814,984 approved on February 28, 2015 serves exclusively to fulfill option rights granted until August 27, 2020 on the basis of the AGM on August 28, 2015.

Convertible bond 2017/2022

On December 23, 2016, the company’s Management Board approved the issue of a convertible bond, which was placed in full in an amount of EUR 5.0 million in January 2017. The individual bonds will bear interest of 6% per year from February 1, 2017 on their nominal amount. The interest is payable semi-annually in arrears on January 1 of each year, for the first time on July 1, 2017. The fair value of the convertible bond was calculated on the basis of an interest rate of 7.6% in the initial valuation. The term of the 2017/2022 convertible bond begins on the day of its initial issue (“issue date”) and ends on December 31, 2021.

As of December 31, 2019, bonds in a nominal amount of EUR 2,030,800 were converted into the company’s shares. In 2019 bonds with a nominal amount of EUR 564,500 (previous year: EUR 66,500) were converted into 118,841 shares (previous year: 13,472).

2010 share option program

At the AGM on July 2, 2010, the Management and Supervisory boards proposed a share option program for employees to the AGM, which approved the initiative. Accordingly, the Management Board, or the Supervisory Board if the beneficiaries are Management Board members, are entitled to issue up to 839,500 share options, the exercising of which is linked to specific targets.

The program has a total nominal volume of EUR 839,500 and a term of six years from the issue date, in other words, until November 24, 2016. For this, conditional capital amounting to EUR 839,500 was approved by means of the issuing of up to 839,500 registered no par value unit shares with a proportional amount of the share capital of EUR 1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on July 30, 2010 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2010 share option program was granted to members of the Management Board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG.

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

After the vesting period, the options can be exercised up until the expiry of six years from the date of issue (exclusive). For the valuation of the employee share options, we have assumed an average holding period of 5 years.

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

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6
Number of options issued	106,400	96,400	65,000	51,500	179,500	159,350
Date of issue	24.11.2010	30.09.2011	23.03.2012	11.05.2012	02.09.2013	02.04.2014
		07.10.2011
Exercise price	EUR 1.91	EUR 2.48	EUR 3.30	EUR 4.09	EUR 3.373	EUR 3.43
Adjusted exercise price March 2018	-	-	EUR 3.02	EUR 3.81	EUR 3.093	EUR 3.15
End of vesting period	24.11.2014	30.09.2015	23.03.2016	11.05.2016	02.09.2017	02.04.2018
		07.10.2015	11.05.2016
End of exercise window	24.11.2016	30.09.2017	23.03.2018	11.05.2018	02.09.2019	02.04.2020
		07.10.2017
Fair value per option	EUR 0.57	EUR 1.24	EUR 1.60	EUR 2.06	EUR 1.07	EUR 0.83
Share price volatility	45.78%	51.30%	53.50%	65.00%	39.20%	32.30%
Dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.75%	1.21%	0.9%	0.82%	0.71%	0.68%
Fluctuation rate	20%	20%	20%	20%	20%	20%

The fair value of one of the stock options in this option program is determined on a binominal model. The pro rata amounts are recognized over the vesting period up to the end of the vesting period on a pro rata basis as personnel expenses and an increase in capital reserves.

2010 share option program	December 31, 2019	December 31, 2018
Number of options issued	658,150	658,150
Outstanding at the beginning of the period	137,850	364,350
Granted during the period	-	-
Forfeited during the period	17,000	19,000
Exercised during the period	97,850	195,500
Expired during the period	-	12,000
Outstanding at the end of the period	23,000	137,850
Exercisable at the end of the period	23,000	137,850
Range of exercise prices for outstanding options	3.15 EUR	EUR 3.093 - 3.15
Weighted average of remaining contractual life	3 months	12 months
Cost	-	EUR 6,000

The Conditional Capital III for servicing options from this program amounts to EUR 249,050.

During the 2019 financial year, the share capital was increased by EUR 97,850 divided into 97,850 registered shares, from the conversion of options from the 2010 employee stock option plan.

2015 share option program

At the AGM on August 28, 2015, the Management Board and Supervisory Board proposed a new share option program for employees to the Annual General Meeting, which approved the initiative. Accordingly, the Management Board or, to the extent that the beneficiaries are Management Board members, the Supervisory Board, are entitled until August 27, 2020 to issue up to 1,814,984 subscription rights to up to EUR 1,814,984 of the company’s ordinary registered shares, whose exercise is tied to certain targets.

The program has a total nominal value of EUR 1,814,984 and a term of five years from the issue date, in other words, until August 27, 2020. For this, conditional capital amounting to EUR 1,814,984 was approved by means of the issuing of up to 1,814,984 registered no par value unit shares with a proportional amount of the share capital of EUR 1.00 per share, in accordance with Section 192 (1) No. 3 of the German Stock Corporation Act (AktG). The conditional capital was registered on September 18, 2015 in the commercial register of the Cologne District Court, under commercial register sheet number 49717. Eligibility for the 2015 share option program was granted to members of the Management Board and employees of the company as well as to members of management bodies and employees of affiliates of Biofrontera AG. The granting of options is made without any payment being provided in return.

The conditions of the 2015 share option program are to a large extent identical to those of the 2010 share option program, therefore, with respect to the 2015 share option program, we refer to the explanations of the conditions of the share option program 2010 provided above, however 20 banking days are being used instead of 14 banking days.

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6
Number of options issued	425,000	130,500	329,000	300,500	180,000	333,485
Date of issue	18.04.2016	01.12.2016	28.04.2017	28.11.2017	07.05.2018	14.05.2019
Exercise price	EUR 2.49	EUR 3.28	EUR 4.02	EUR 3.33	EUR 5.73	EUR 6.708
Adjusted exercise price March 2018	EUR 2.25	EUR 3.04	EUR 3.78	EUR 3.09	-	-
End of vesting period	18.04.2020	01.12.2020	28.04.2021	28.11.2021	07.05.2022	14.05.2023
End of exercise window	18.04.2022	01.12.2022	28.04.2023	28.11.2023	07.05.2024	14.05.2025
Fair value per option	EUR 1.00	EUR 1.30	EUR 1.56	EUR 1.48	EUR 2.35	EUR 2.55
Share price volatility	50.59%	49.00%	47.00%	46.00%	47.00%	47.30%
Dividend yield	0%	0%	0%	0%	0%	0%
Share price yield	2,31%	7,00%	7,50%	7,60%	7,60%	7,60%
Risk-based interest rate	5.92%	13.26%	13.94%	14.05%	14.03%	13.35%
Fluctuation rate	12%	12%	12%	12%	9%	9%

The fair value of a stock option under this option program is determined on the basis of a Monte Carlo risk simulation. The pro rata amounts are recognized ratably over the vesting period as personnel expenses and an increase in the capital reserves.

2015 share option program	December 31, 2019	December 31, 2018
Outstanding at the beginning of the period	1,252,000	1,143,500
Granted during the period	333,485	180,000
Forfeited during the period	88,500	71,500
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at the end of the period	1,496,985	1,252,000
Exercisable at the end of the period	-	-
Range of exercise prices for outstanding options	EUR 2.25 – 6.708	EUR 2.25 - 5.73
Weighted average of remaining contractual life	44 months	50 months
Cost	EUR 360,000	EUR 257,000

Capital reserves

The capital reserves shown on the balance sheet comprise the capital reserve as well as the reserves from currency translation and the loss carried forward. The statement of changes in equity provides further information about the development of equity.

In accordance with IAS 32.37, equity procurement costs in connection with capital increases are deducted from the capital reserve in an amount of EUR 2 thousand (previous year: EUR 2,432 thousand) for the year ended December 31, 2019.

Capital management

The Group’s equity calculated in accordance with IFRS is managed as capital. The Company’s capital management regularly reviews the Group’s level of liquidity and equity. Objective is to ensure that the Group’s financing is adequate within the expectations of the capital market and to ensure creditworthiness with respect to national and international business partners to secure the Group’s business operations for at least 12 months. The Company’s Management Board ensures that all Group companies have sufficient capital available in the form of equity and debt.

10. Financial liabilities

in EUR thousands	December 31, 2019	December 31, 2018
Non-current financial liabilities
Convertible bond 2017/2022	1,977	2,495
EIB loan 2017	11,845	10,967
EIB loan 2019	5,301	0
Leasing liabilities	2,987	0
Total non-current financial liabilities	22,110	13,462
Current financial liabilities
Leasing liabilities	1,038	0
Other current liabilities	174	165
Total current liabilities	1,212	165

The contractual interest and repayment obligations relating to convertible bonds and the EIB loan are composed on the balance sheet date as follows:

in EUR thousands	December 31, 2019
	2020	2021	2022	2023	2024	2025	Total
Convertible bond 2017/2022
Principal repayment			2,031				2,031
Interest payment	122	122	61				305
EIB loan 2017
Principal repayment			10,000				10,000
Interest payment	433	461	4,949				5.843
EIB loan 2019
Principal repayment					5,000		5,000
Interest payment	194	204	214	227	2,058		2.897
Leasing liabilities
Principal repayment	1,033	1,098	484	503	523	384	4,025
Interest payment	146	114	64	44	24	4	396

in EUR thousands	December 31, 2018
	2019	2020	2021	2022	Total
Convertible bond 2017/2022					2,595
Principal repayment				2,595
Interest payment	156	156	156	78	546
EIB loan
Principal repayment				10,000	10,000
Interest payment	405	433	461	5,039	6,338

Loan agreement with the European Investment Bank

The liability component of the financial instrument is subsequently measured at amortized cost applying the effective interest method. As of December 31, 2019, the carrying amount of the liability component on this basis was EUR 15,684 thousand (previous year: EUR 9,887 thousand).

As a variable interest component and also as a separable financial instrument in the form of an embedded derivative, the performance component is subsequently measured at fair value. As of December 31, 2018, the discounted interest payment or fair value of the performance component amounted to EUR 1,462 thousand (previous year: EUR 1,080 thousand).

For further details, please refer to the section on significant accounting policies.

Leasing liabilities

As a result of the first-time application of IFRS 16, in the 2019 financial year, the contracts entered into by Biofrontera as a lessee will be applied according to the modified retrospective method to leases that have a remaining term of more than one year on January 1, 2019.

The carrying amount of the current and non-current leasing liabilities amounts to EUR 4,025 thousand (January 1, 2019: EUR 2,302 thousand). Future lease payments are discounted at the lessor’s imputed interest rate or, if this is not available, at the marginal borrowing rate.

For further details, please refer to the section on significant accounting policies.

11. Other financial liabilities

in EUR thousands	December 31, 2019	December 31, 2018
Purchase price liability (earn-out and start-up costs)	14,720	0
Current financial liabilities	99	29

The purchase price liability was discounted at a market interest rate of 9% based on the expected annual purchase price payments. The expected annual purchase price payments are due from 2022 to 2030 depending on future profits from sales of XepiTM. In total, without repayment of the start-up costs, the nominal repayment amount in this period is USD 28.9 million / EUR 25.8 million. The start-up costs of USD 2.9 million (EUR 2.5 million) received to date are repayable by 2022.

For further details, please refer to the section on business combinations.

12. Trade payables

As of December 31, 2019, trade payables amounted to EUR 4,196 thousand (previous year: EUR 1,806 thousand).

13. Other provisions

Current and non-current other provisions of the Biofrontera Group show the following changes:

Other current provisions

in EUR thousands	01.01.2019	Utilization	Released	Added	Translation difference	31.12.2019

Outstanding invoices	944	746	105	292	8	393
Auditing costs	224	224	0	323	0	323
Provisions for litigation costs	1,696	426	0	1,035	0	2,305
Other provisions	27	0	0	447	0	474
Total current provisions	2,891	1,396	105	2,097	8	3,495

Other non-current provisions

EUR thousands	01.01.2019	Utilized	Released	Added	Translation difference	31.12.2019
Provisions for litigation costs	1,545	1,545	-	-	-	-
Other non-current provisions	1,545	1,545	-		-	-

The additions in the amount of EUR 447 thousand to other provisions include additions of EUR 291 thousand due to extensions to the scope of consolidation (Cutanea).

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

Provisions were made in the year under review for future legal costs, which include the estimated costs for legal disputes with DUSA Pharmaceuticals, Inc. and the Deutsche Balaton Group until a ruling is issued in the next instance. While we assume that the claims of DUSA Pharmaceuticals, Inc. in particular are unjustified, we are unable to guarantee a successful outcome in court.

In 2019, a total of EUR 2,305 thousand (previous year: EUR 3,241 thousand) was accrued for costs to defend against litigation in connection with pending proceedings in the U.S. and Germany. Due to the increased legal consulting costs, further amounts of EUR 1,035 thousand were added.

14. Other current liabilities

Other current liabilities (in EUR thousands)	December 31, 2019	December 31, 2018
Accrual for employee bonuses	1.731	2,099
Accrual for outstanding vacation	403	315
Payroll tax	135	267
Wages and salaries	212	141
Social security	21	13
Other	63	44
Total other current liabilities	2,565	2,879

Stock appreciation rights program 2019

In April 2019, the Executive Board, with the approval of the Supervisory Board, established a stock appreciation rights plan under which the Company grants virtual options (“stock appreciation rights” or “SARs”) entitling the “beneficiary” to receive cash payments in accordance with the specific terms of the SAR plan. However, SARs do not confer any right to subscribe to shares of the Company. SARs may be issued to members of the Management Board of the Company, to members of the management of affiliated companies as well as to employees of the Company and affiliated companies (hereinafter collectively referred to as “beneficiaries”). The exact number of beneficiaries and the number of SARs to be granted to them are determined by the Company’s Management Board. To the extent that members of the Management Board are to receive SARs, the Supervisory Board alone is responsible for determining and deciding on the issue of the SARs. In accordance with the SAR Plan, a maximum of 4,000,000 SARs may be issued until March 31, 2024, of which a maximum of 1,600,000 SARs may be granted to members of the Management Board and a maximum of 2,400,000 SARs to other beneficiaries. The SAR Plan sets the dates for the payment of cash in connection with the SARs, unless there are legally binding regulations that conflict with the payout for the beneficiary. In addition, the eligible party must meet certain conditions for the grant of SARs and must enter into a written contract (“SAR Agreement”) with the Company prior to exercise and delivery. Finally, SARs are subject to regulations on vesting periods, expiry and forfeiture. In particular, the SARs may be exercised for the first time after a “vesting period” has expired:

a)	The vesting period for 15 % of the SARs granted on an issue date is one year after the issue date;

b)	The vesting period for an additional 25% of the SARs granted on an issue date is two years after the issue date;

c)	The vesting period for an additional 25% of the SARs granted on an issue date is three years after the issue date;

d)	The vesting period for the remaining 35% of the SARs granted at an issue date is four years after the issue date.

After expiry of the respective vesting period, SARs may be exercised until six years after the respective issue date, unless mandatory legal provisions stipulate otherwise in individual cases. If the SARs have not been exercised by that date, they expire without replacement. The beneficiary has no claim to payment if the SARs are not exercised on time and no further compensation will be granted.

SARs may only be exercised as long as their holder is in an ongoing employment or service relationship with the Company or with an affiliated company or as a member of the Company’s Management Board.

SARs may only be exercised if the reference price at the beginning of the respective exercise window exceeds the issue price by at least 20%. Furthermore, the reference price must be at least as high as the MSCI World Health Care Index TR or a comparable successor index in the time between the last trading day before the issue date and the 5th trading day before the beginning of the respective exercise window.

Upon effective exercise of the SARs, the Company is obligated, subject to certain adjustments, to make a payment (gross) for each SAR exercised as follows: reference rate - base amount = payout amount per SAR (gross)

To date, no rights have been issued under the Stock Appreciation Rights Program 2019.

15. Reporting on financial instruments

The financial assets and liabilities can be subdivided into measurement categories with the following carrying amounts, and net gains and losses:

Financial assets in EUR thousands	Fair value as of 31.12.2019	Carrying amount as of 31.12.2019	Fair value as of 31.12.2018	Carrying amount as of 31.12.2018	Net gains (+) or losses (-) 31.12.2019	Net gains (+) or losses (-) 31.12.2018
Category: Held
Cash and cash equivalents	11,119	11,119	19,451	19,451	(15)	(10)
Trade receivables	5,031	5,031	3,397	3,397	(33)	1
Other financial assets	1,077	1,077	794	794	-	-
Total	17,227	17,227	23,642	23,642	(48)	(9)

Financial liabilities in EUR thousands	Fair value as of 31.12.2019	Carrying amount as of 31.12.2019	Fair value as of 31.12.2018	Carrying amount as of 31.12.2018	Net gains (+) or losses (-) 31.12.2019	Net gains (+) or losses (-) 31.12.2018
Financial liabilities at amortized cost
Financial liabilities, current	1,212	1,212	165	165	-	-
Trade payables	4,196	4,196	1,805	1,805	(2)	(13)
Other current financial liabilities	99	99	29	29	-	-
Financial liabilities, non-current	20,648	20,648	12,382	12,382	-	-
Total	26,155	26,155	14,382	14,382	(2)	(13)
Financial liabilities at fair value through profit or loss
Financial liabilities, non-current	1,462	1,462	1,080	1,080	(82)	(528)
Other financial liabilities, non-current	14,720	14,720	-	-	(650)	-
Total	16,182	16,182	1,080	1,080	(732)	(528)

Under other operating expenses, Biofrontera reports value adjustments to trade receivables and miscellaneous financial obligations allocable to the “held” category.

The net gains and losses generally include currency translation effects as well as impairments and write-ups. Fair value changes of liabilities recognized at fair value are included in interest expense. Interest income is not included in net income.

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

These relate to the performance component of the EIB loan (EUR 1.5 million; December 31, 2018: EUR 1.1 million) included under non-current financial liabilities and the purchase price liability arising in 2019 from the acquisition of Cutanea (EUR 14.7 million). No reclassifications were made between the individual levels of the fair value category during the 2019 fiscal year.

Principles of risk management

As part of its operating activities, the Group is exposed to market price and credit risk, as well as liquidity risk, which could have an effect on its financial position and performance.

Market price risk: Biofrontera’s exposure to market risks consists of foreign exchange and interest rate risks. The risk of interest rate changes is regarded as low as the existing interest rate modalities for the relevant financing of the Biofrontera Group can usually be adapted to market conditions in the short to medium term. Exceptions are the performance component, although this is mitigated by a limit to 4% of the market price risk as well as the purchase price liability from the acquisition of Cutanea (earn-out). An interest rate-related change in the value of the purchase price liability by 1 % would result in a change in interest expense of EUR 1 million (previous year: 0)

Cash flow risk: There is no cash flow risk for the fixed-interest option bonds. The fixed interest rate means that no disadvantageous changes in interest payments can occur. As the liabilities are not carried at fair value but at amortized cost, there is also no fair value risk. A change of +5% (-5%) in the expected profits from the sale of the Cutanea products would result in a change of EUR +0.9 million (EUR -0.6 million) for the purchase price liability.

Foreign currency risk: The Biofrontera Group was exposed to foreign currency risks on the balance sheet date, especially as a result of the intragroup loan to the subsidiary Biofrontera Inc. Trade receivables arise to a greater extent than in the past due to the expansion of business in the U.S. and are regularly reviewed for a potential default risk. Trade payables denominated in foreign currency are of minor importance. The company does not conclude any special hedging transactions. Currency exchange rate fluctuations are recognized in profit or loss.

The balance of financial assets and liabilities in foreign currencies amounts to EUR 29,1 million (2018: EUR 27.0 million; 2017: EUR 13.1 million)). A 5% change in the value of financial assets and financial liabilities in foreign currency would result in a change of EUR 1.5 million (2018: EUR 1.4 million; 2017: EUR 0.7 million) in the income statement item “Other expenses and income”.

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

In the 2019 financial year, individual value adjustments in the amount of EUR 43 thousand (2018 and 2017: 0) were applied to trade receivables. Cash and cash equivalents are invested with banks and insurance companies with sufficient deposit protection.

Liquidity risk: Liquidity risk refers to the inability to meet existing or future payment obligations on time. To ensure solvency at all times and to avoid financial bottlenecks, Biofrontera has established a central liquidity management system that monitors liquidity requirements in the short, medium and long term. The refinancing of all Group companies is generally performed centrally by Biofrontera AG.

The monitoring and management of liquidity is based on short-term and long-term corporate planning. Liquidity risks are identified at an early stage, using simulations of various scenarios. Current liquidity is reported and monitored on a daily basis.

At present, the company is sufficiently financed. However, the cost-cutting measures introduced may not be sufficient to continue operations for 12 months and beyond. So far, the company has always succeeded in securing financing for the company through additional capital measures.

With regard to material uncertainties in connection with the going concern status, we refer to Note 33 Subsequent events.

With regard to the (undiscounted) payments from financial liabilities due in the next few years, reference is made to the corresponding notes on this item on the balance sheet.

All other financial liabilities are current and are expected to be settled within one year.

Notes to the consolidated statement of comprehensive income for the fiscal year 2019

16. Sales revenue

	01.01.-31.12.2019			01.01.-31.12.2018			01.01.-31.12.2017
Sales revenue (in EUR thousands)	Product revenue	Development revenues	Other	Product revenue	Development revenues	Other	Product revenue	Development revenues	Other
Germany	4,633	-	-	3,307	-	-	2,674	-	-
Europe	2,603	-	-	2,737	-	-	1,616	-	-
U.S.	23,343	-	-	14,894	-	-	6,312	-	-
Other regions	-	686	-	-	129	40	-	1,423	-
Total	30,579	686	-	20,938	129	40	10,602	1,423	-

Revenue from product revenues generated in the U.S. includes revenue from finance and operating lease agreements concerning the BF-RhodoLED® lamps.

In the 2019 financial year, we generated EUR 72 thousand of income from operating leases (2018: EUR 94 thousand; 2017: 0). We generated income of EUR 126 thousand from finance leases (2018: EUR 240 thousand; 2017:0).

In the 2019 reporting year, the Biofrontera Group achieved total sales of EUR 31,265 thousand, an increase of 48% compared to the previous year (2018: EUR 21,107 thousand; 2017: EUR 12,025 thousand). Revenues from product sales increased by almost 46% to EUR 30,579 thousand compared to the previous year (2018: EUR 20,938 thousand; 2017: EUR 10,602 thousand). Sales in the USA continued to develop positively in the 2019 financial year, but still fell short of our expectations. Sales there increased by 57% to a total of EUR 23,343 thousand (2018: EUR 14,894 thousand; 2017: EUR 6,312 thousand). This includes sales of EUR 822 thousand from XepiTM and Aktipak®. The growth was due to the continued expansion of our sales structures and improvements in the reimbursement of PDT for dermatologists in the USA. Sales in Germany improved by 40% to EUR 4,633 thousand (2018: EUR 3,307 thousand; 2017: EUR 2,674 thousand). The increase in sales in Germany is mainly due to the introduction of daylight PDT approved in March 2018. In other European countries, total sales declined slightly by 5% to EUR 2,603 thousand (2018: EUR 2,737 thousand; 2017: EUR 1,616 thousand), which is primarily due to declining deliveries to license partners. Revenues from other regions mainly relate to revenues from research cooperations and amounted to EUR 686 thousand (2018: EUR 169 thousand; 2017: EUR 1,423 thousand).

17. Cost of sales, gross profit

The cost of materials included in the cost of sales amounted to EUR 3,827 thousand for the 2019 financial year (2018: EUR 3,636 thousand; 2017: EUR 1,498 thousand).

The gross profit on sales increased by EUR 9,734 thousand in the 2019 reporting year, to reach EUR 26,390 thousand, compared with EUR 16,656 thousand in 2018 (2017: EUR 10,310 thousand).

18. Research and development costs

Research and development costs amounted to EUR 4,636 thousand (2018: EUR 4,427 thousand; 2017: EUR 4,225 thousand) and include costs for clinical studies as well as expenses for regulatory activities, including the granting, maintenance and expansion of our approvals.

19. Sales and marketing costs

Sales and marketing costs amounted to EUR 28,856 thousand in the 2019 financial year (2018: EUR 17,744 thousand; 2017: EUR 16,922 thousand). Sales and marketing costs include costs for our own sales force in Germany, Spain, the UK and the U.S., as well as marketing expenses. The increase in sales costs is due to the further expansion of the sales organization in the USA as well as sales-related costs incurred at Cutanea.

20. General administrative costs

General administrative costs amounted to EUR 16,275 thousand in the 2019 financial year (2018: EUR 12,963 thousand; 2017 EUR 3,097) and thus increased by a total of EUR 3,312 thousand compared to the previous year, in particular due to the Cutanea acquisition. Legal and consulting costs amounted to EUR 6,929 thousand (2018: EUR 6,230 thousand; 2017: EUR 183 thousand).

21. Interest expenses and income

Interest income mainly results from investments of cash and cash equivalents of EUR 124 thousand (previous year: EUR 24 thousand).

in EUR thousands	2019 Interest expense from compounding	2019 Interest expense and the like	2018 Interest expense from compounding	2018 Interest expense and the like
Convertible bond 2017/22	32	136	30	156
EIB loan 2017	202	1,046	140	1,458
EIB loan 2019	11	457	-	-
Cutanea purchase price liability	-	650	-	-
Leasing	-	124	-	-
Other	-	53	-	-
	245	2,466	170	1,614

The financial result essentially comprises ongoing interest expenses calculated using the effective interest method of the convertible bonds 2016/2021 and 2017/2011 placed in 2016 and 2017 (2018: EUR 191 thousand; 2017: EUR 189 thousand) and the EIB loan made available in July 2017 (2018: EUR 1,593 thousand; 2017: EUR 826 thousand).

The financial result in 2017 primarily related to the interest expenses on the 2009/2017 warrant bond calculated applying the effective interest method (EUR 0.3 million), the 2016/2021 and 2017/2011 convertible bonds placed in 2016 and 2017 (EUR 0.2 million) as well as the EIB loan made available in July 2017 (EUR 0.5 million). The aforementioned interest expenses on the warrant bond 2009/2017 of EUR 0.3 million included the opposite effect of EUR 0.2 million from the repurchase of part of the warrant bond on February 28, 2014. In August 2017, the warrant bond was repaid early at par plus accrued interest.

22. Other expenses and income

Other income mainly includes the negative difference (bad will) of EUR 14,812 thousand arising from the purchase price allocation and other income from the assumption of costs by Maruho EUR 6,215 thousand. In addition, the items include expenses and income from currency translations in the amount of EUR 324 thousand (2018: EUR 650 thousand).

Other income in 2017 amounted to EUR 0.3 million, primarily due to the repayment of the FDA submission fee of EUR 2.1 million. Other expenses amounted to EUR 1.3 million in 2017.

23. Income tax

in EUR thousands	2019	2018	2017
Deferred taxes	(2,606)	10,400	-
Actual income taxes	25	(9)	-
Income tax	(2,581)	10,391	-

The expense from deferred taxes results from the use of the tax loss carryforwards of Biofrontera Pharma GmbH (EUR 256 thousand) and from the reduction in the municipal trade tax rate of the city of Leverkusen with effect from January 1, 2020 (EUR 2,350 thousand).

24. Earnings per share (EPS)

Earnings per share are calculated on the basis of the net loss for the year of the Biofrontera Group and the average ordinary shares in circulation in the financial year, in accordance with IAS 33.

	December 31, 2019	December 31, 2018	December 31, 2018
Number of weighted ordinary shares in circulation (on average)	44,690,009	43,695,794	38,076,087
Net loss for the year in EUR thousands	(7,358)	(8,878)	(16,102)
Basic/diluted earnings per share in EUR	(0.16)	(0.20)	(0.42)

The instruments are generally diluted. Due to the loss situation, the basic EPS corresponds to the diluted EPS.

25. Additional information about the consolidated statement of comprehensive income

Other comprehensive income only includes exchange differences from the conversion of foreign currency from our foreign operations into the Group currency.

Depreciation and amortization expense

The amortization of intangible assets and depreciation of tangible assets are included in the following items of the statement of comprehensive income:

in EUR thousands	2019	2018	2017
Research and development costs	72	595	707
General administrative costs	383	109	142
Cost of sales	17	15	17
Sales and marketing	2.684	34	18
Depreciation and amortization expense	3.156	754	884

Personnel costs

in EUR thousands	2019	2018	2017
Wages and salaries	19,894	14,252	11,349
Social security charges	2,958	1,973	1,627
Costs for pension schemes	391	191	66
Total	23,243	16,416	13,042

26. Staff

	2019	2018
Total employees (average)	180	141
Full-time	154	122
With academic degree	30	29

By business segments
Production	16	13
Research & Development	5	4
Clinical and regulatory tasks	16	12
Marketing and sales	73	70
Quality management	9	7
Management, business development, finance, HR and administration	58	35

By countries
Germany	89	75
USA	80	56
Spain	8	7
United Kingdom	3	3

In 2017, the Biofrontera Group had an average of 119 employees worldwide, of whom 106 were full-time employees, 21 of our employees hold an academic degree, 15 of our employees were directly or indirectly involved in production, 2 employees in research and development, 10 employees were involved in clinical and regulatory tasks, another 51 employees were involved in marketing and sales, and 41 of our employees were involved in management, business development, finance, human resources and administration. Of our 119 employees, 69 work in Germany, 44 in the United States, 6 in Spain and 3 in the United Kingdom. None of our employees are subject to collective wage bargaining. We regard our relationship with our employees as good.

27. Other information

In the USA, BF-RhodoLED® lamps are also available under leasing agreements. These agreements are accounted for as operating leases in the first six months. After six months, the customer has the option of either returning the lamp or purchasing it. The agreed purchase price can then be paid immediately in full or over an additional 24 months. If payment is made over an additional 24 months, the agreements are accounted for as financing leases. In financial year 2019, the company generated income of EUR 71 thousand (2018: EUR 94 thousand; 2017: 0) from operating lease agreements. Income of EUR 126 thousand (2018: EUR 240 thousand; 2017: 0) was generated from finance lease agreements. The future expected leasing income as of December 31, 2019 is as follows:

in EUR thousands	2019	2018	2019	2018	2019	2018
	≤ 1 year		1 year to 5 years		> 5 years
Finance lease BF-RhodoLED® interest income	24	19	9	11	0	0
Finance lease BF-RhodoLED® sales	160	121	57	72	0	0

28. Notes to the cash flow statement

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

Interest paid out amounted to EUR 664 thousand (2018: EUR 536 thousand, 2017: EUR 598 thousand). Taxes paid amounted to EUR 36 thousand (2018: EUR 9 thousand, 2017: 0). Interest received amounted to EUR 127 thousand (2018: EUR 24 thousand, 2017: EUR 38 thousand).

The changes are comprised as follows:

	Non-cash changes
in EUR thousands	January 1, 2019	Cash flow	Addition/ retirement	Fair value change	December 31, 2019
Convertible bond 2017/2022	2,495	-	-518	-	1,977
EIB loan 2017	10,967	-	810	68	11,845
EIB loan 2019	-	5,000	287	14	5,301
Interest convertible Bond 2017/2022, Convertible Bond 2017/22	78	(153)	136	-	61
Interest EIB loan 2017	87	(372)	369	-	84
Interest EIB loan 2019	-	(139)	168	-	29
Leasing liabilities	2,303	(1,183)	2,905	-	4,025
Total financial liabilities	15,930	3,153	4,157	82	23,322

29. Members of the Management Board

In 2019, the Management Board consisted of Prof. Dr. Hermann Lübbert (Chief Executive Officer), Mr. Thomas Schaffer (Chief Financial Officer) and Mr. Christoph Dünwald (Chief Commercial Officer).

Prof. Dr. rer. nat. Hermann Lübbert, CEO

Prof. Dr. rer. nat. Hermann Lübbert is the Management Board Chairman (Chief Executive Officer) of Biofrontera AG and Managing Director of Biofrontera Bioscience GmbH and of Biofrontera Pharma GmbH. He studied biology in his native city of Cologne, where he also received his doctorate in 1984.

After eight years in academic research at Cologne University and at the California Institute of Technology (U.S.), he obtained his postdoctoral qualification in 1994 from the Eidgenössische Technische Hochschule (ETH) Zürich. Since 1998, he has led the Chair for Animal Physiology at Ruhr University Bochum. During ten years at Sandoz and Novartis Pharma AG, Professor Lübbert acquired experience in managing a globally active research organization. He founded Biofrontera in 1997 and has since managed the company.

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

Mr. Dünwald has been responsible for marketing and sales as well as for the further development of the US business at Biofrontera since 2016. He resigned as Chief Commercial Officer (CCO) on January 31, 2020.

Management Board compensation

in EUR thousands	2019	2018	2017
Short-term benefits	1,387	1,071	1,038
Performance-based compensation	87	422	234
Total compensation	1,474	1,493	1,272

The current Management Board members held the following supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Name	Company	Board	Position
Thomas Schaffer	Industrial Tracking Systems AG, Fürstenfeldbruck	Supervisory Board	Chair

30. Members of the Supervisory Board

Name	Nationality	Age	Position	Data first appointment	Term until
Dr. Ulrich Granzer	German	59	Chair	12.05.2006	2021
Curriculum vitae:	Dr. Ulrich Granzer, Supervisory Board Chairman, is a founder and owner of Granzer Regulatory Consulting & Services and has been a Supervisory Board member since 2006. Previously, he was Head of Regulatory Affairs at GlaxoSmithKline, and Global Regulatory Centers BASF Pharma and VP Global Regulatory Affairs at Bayer Pharma. He is a proven expert in the drug approval area. He studied pharmaceuticals at Phillips University Marburg before receiving his doctorate from Tübingen University.
Jürgen Baumann	German	65	Deputy Chair	24.05.2007	2021
Curriculum vitae	Mr. Jürgen Baumann, Deputy Supervisory Board Chairman, is an independent management consultant and has been Supervisory Board Chairman since 2007. He has held various management positions, including on the Management Board of Schwarz Pharma AG, where he was responsible for sales and marketing in Europe. Mr. Baumann studied economic sciences at Wuppertal University.
John Borer	U.S.	62	Member	31.05.2016	2021
Curriculum vitae	Dr. John Borer is Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC. He was previously CEO and Head of Investment Banking at Rodman & Renshaw and held management positions at Pacific Business Credit as well as at Barclays American Business Credit. His law doctorate was awarded by the Loyola Law School in Los Angeles.
Reinhard Eyring	German	61	Member	07.02.2018	2021
Curriculum vitae

Reinhard Eyring is a partner and Head of Germany at Ashhurst LLP. Previously he was a partner at Schürmann & Partner for 11 years.

Mr. Eyring studied law at the University of Freiburg and subsequently worked as a trainee at the Regional Court of Frankfurt am Main.

Hansjörg Plaggemars*	U.S.	49	Member	31.05.2016	2021
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

He studied business management at Bamberg University.

Prof. Dr. Franca Ruhwedel*	German	47	Member	10.07.2019	2021
Curriculum vitae	Prof. Dr. Ruhwedel is currently Professor of Finance and Accounting at the Rhine-Waal University of Applied Sciences in Kamp-Lintfort. Previously, she was held the position of Professor of Accounting and Controlling at the FOM University in Essen. During her professional career she has held positions as project manager in the areas of M&A and corporate development at thyssenkrupp AG and tyssenkrupp Steel AG. After her training as a banker at Commerzbank AG and her studies of business administration, Ms. Ruhwedel obtained her doctorate at the Ruhr University of Bochum.
Kevin Weber	USA	61	Member	31.05.2016	2021
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

* By order of the Cologne District Court dated March 22, 2019, Mr. Hansjörg Plaggemars was dismissed as a member of the Supervisory Board of Biofrontera AG pursuant to Section 103 (3) of the German Stock Corporation Act (AktG) for good cause. The ruling was issued on March 22, 2019 and came to the company’s attention on March 26, 2019. The ruling regarding the removal from office was effective immediately. However, an appeal was filed and subsequently was rejected by the Cologne District Court on April 30, 2019 and the case was referred to the Higher Regional Court for a further ruling. The Higher Regional Court of Cologne dismissed the appeal on August 29, 2019 finally dismissed the appeal. The Annual General Meeting on July 10, 2019 elected Prof. Dr. Franca Ruhwedel, Professor of Finance and Accounting at the Rhein-Waal University of Applied Sciences, Kamp-Lintfort, Duisburg, to the Supervisory Board as successor to Mr. Plaggemars.

Supervisory board compensation

in EUR thousands	Compensation 2019	Compensation 2018	Compensation 2017
Dr. Ulrich Granzer	30	30	30
Jürgen Baumann	23	23	23
John Borer	15	15	15
Reinhard Eyring	15	14	-
Hansjörg Plaggemars	3	15	15
Prof. Dr. Franca Ruhwedel	7	-	-
Mark Reeth	-	-	12
Kevin Weber	15	15	15
Total	108	112	110

The payments are short-term payments within the meaning of IAS 24.17 (a).

The current Supervisory Board members held the following other supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Name	Company	Board	Position
Reinhard Eyring	DESTAG Deutsche Steinindustrie AG	Supervisory Board	Chair

Prof. Dr. Franca Ruhwedel	NATIONAL-BANK AG, Essen	Management Board	Member
	VTG AG, Hamburg	Management Board	Member

31. Related party disclosures

As a result of the acquisition of Cutanea, the research and development cooperation as well as a sublease agreement, the following relationships with the Maruho Group are in place:

in EUR thousands	December 31, 2019	December 31, 2018	December 31, 2017
Revenue from research collaborations	686	129	1,423
Income from the reimbursement of costs by Maruho	6.215	-	-
Income from subleases	34	34	34
Accounts receivables	149	-	124
Receivables from start-up costs	3.646	-	-
Purchase price liability Cutanea (earn-out and start-up costs)	15.487	-	-
Other liabilties	72	-	-

With regard to the acquisition of Cutanea, we refer to the disclosures on business combinations.

On March 19, 2019, the Company signed an agreement to continue its research collaboration with Maruho Co., Ltd. of Osaka, Japan (“Maruho”) in the field of branded generics. Under the new project phase, Biofrontera will prepare the formulation of one of four active ingredients in Biofrontera’s nanoemulsion for clinical trials, which were jointly researched in an earlier project phase (phase 1). According to current planning, research costs of up to EUR 1.1 million will be incurred in the new project phase, which will be fully borne by Maruho.

During 2019, our company received additional advisory services from supervisory board member Dr. Ulrich Granzer. Dr. Granzer assisted our company with key issues relating to the preparation of the applications for approval submitted to the regulatory authorities in Europe and the U.S. During the fiscal year ending December 31, 2019, advisory services in the amount of EUR 1 thousand were provided by Granzer Regulatory Consulting & Services (previous year: 0). The amounts stated here do not include statutory value added tax at the current rate of 19%. The underlying consultancy agreement was approved with due consideration of the applicable legal and regulatory framework.

In the 2019 financial year, there were no further reportable transactions or relationships with related parties beyond those described above or in sections 28 and 29.

The group of related parties is limited to the group of persons and companies mentioned there. The group of key management personnel is limited to the Management Board and Supervisory Board.

In the context of the underlying holding structure, Biofrontera AG is responsible for the administrative and management tasks. Biofrontera AG is also responsible for the financing of the currently still loss-making business areas, as it is a listed company and consequently enjoys optimal access to the capital market.

Due to the close cooperation between the Group companies, intercompany billing is applied, which is adjusted annually according to requirements.

32. Auditor’s fees and services

The total fee invoiced by the auditor Warth & Klein Grant Thornton AG for the 2019 financial years consist of:

in EUR thousands	2019	2018	2017
Auditing services	571	580	360
[of which for the previous year]	[102]	[221]	[22]
Other audit services	-	85	-
	571	665	360

Auditing services include, in addition to the mandatory audit of the annual and consolidated financial statements of Biofrontera AG, the review of the condensed interim financial statements and interim management report, as well as the audit of the consolidated financial statements according to PCAOB standards.

Other audit services in the previous year related to the audit of the profit forecast and the issue of a comfort letter.

33. Subsequent events

Strengthening of the commercial focus through reorganization of the US business

On January 6, 2020, the company announced a new organizational structure of its US-subsidiary Biofrontera Inc. to strengthen its commercial activities in the USA.

Since then, the operating business in the USA is managed by Christopher Pearson as Chief Commercial Officer USA and Erica Monaco as Chief Financial Officer USA. Chris Pearson is responsible for Sales, Marketing and Market Access. Erica Monaco is responsible for Finance & Operations, Human Resources, Legal and Compliance. Organizationally, Biofrontera Inc. is now managed by a 4-member Board of Directors, consisting of Prof. Hermann Lübbert (Chairman) and Thomas Schaffer as non-executive board members, Chris Pearson and Erica Monaco as executive board members.

Organizational restructuring of Biofrontera and resignation of Chief Commercial Officer Christoph Dünwald

On January 31, 2020, the company announced that - following the operational reorganization of the company’s US-subsidiary Biofrontera Inc. - it has reorganized its European sales structure. As part of the restructuring of Biofrontera, Christoph Dünwald, Chief Commercial Officer (CCO), has resigned from his position to pursue new challenges.

As a result of the restructuring, Biofrontera’s worldwide sales organization now stands on two pillars: Sales and marketing in the USA, Biofrontera’s largest market, and a uniform management of all sales organizations in Europe. Dr. Matthias Naumann, who has been successfully working for the company since 2016 as Sales Manager Germany, has assumed the management of the sales organization in Europe. As Head of Sales and Marketing Europe, Mr. Naumann now manages the sales and marketing activities comprehensively across Europe.

Approval for Ameluz® label extension for the treatment of actinic keratosis on extremities and trunk/neck by the European Commission

Based on the positive assessment of the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) on February 3, 2020, the European Commission granted the formal extension of approval on March 10, 2020. The extended approval of Ameluz® now also includes the treatment of mild and moderate actinic keratoses (AK) on the extremities and trunk/neck with photodynamic therapy (PDT).

In addition, the results of the follow-up phase of the clinical study comparing daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC). With a recurrence rate of 19.5%, Ameluz® showed significantly lower recurrence rates after 12 months than Metvix® with 31.2%.

Subscription offers for mandatory convertible bonds

On February 26, 2020, the Management Board resolved to issue up to 1,600,000 of the 0.5% qualified subordinated mandatory convertible bonds 2020/2024 (“Bonds 2020/2024”) with a nominal value of EUR 5.00 each and a total nominal value of up to EUR 8,000,000 as well as up to 1,600,000 of the 1.00 % qualified subordinated mandatory convertible bonds 2020/2026 (“Bonds 2020/2026”) with a nominal value of EUR 5.00 each and a total nominal value of up to EUR 8,000,000.

As capital market conditions had changed as a result of the coronavirus crisis, the Management Board had resolved on March 12, 2020 to extend the subscription period for the Bonds 2020/2024 and for the Bonds 2020/2026 until March 31, 2020.

On March 23, 2020, the Management Board resolved not to offer the Bonds 2020/2024 and the Bonds 2020/2026 based on the previously determined conditions due to further substantially changed conditions since March 12, 2020 as a result of the coronavirus crisis. Both the subscription offers for the Bonds 2020/2024 and the subscription offer for the Bonds 2020/2026 were therefore withdrawn and will not be completed.

Non-binding term sheet for licensing agreement for Ameluz® in Poland with medac GmbH Sp. z o.o.

On March 13, 2020, the company signed a non-binding term sheet for an exclusive license agreement with medac GmbH Sp. z o.o., the Polish branch of medac Gesellschaft für klinische Spezialpräparate mbH, for the marketing of Ameluz® and BF-RhodoLED® in Poland.

The term sheet contains terms and conditions regarding the amount of the one-time upfront payment of around EUR 200,0000, the term of approximately 5 years, the transfer price for Ameluz® and BF-RhodoLED® as well as local regulatory responsibilities in Poland.

Licensing agreement for Ameluz® with Maruho Co., Ltd.

On March 3, 2020, the company entered into a binding term sheet (“Binding Term Sheet”) with Maruho Co, Ltd, Osaka, Japan, which sets out the main terms of a future license agreement for East Asia and Oceania. The Agreement has a term of 15 years from the start of distribution in each country covered under the Agreement. The agreement has a term of 15 years from the start of distribution in each country covered under the agreement.

Under the terms of the agreement, Maruho will obtain exclusive development and commercialization rights including the right to sublicense Ameluz® East Asia and Oceania

Maruho is, with the consent of Biofrontera, entitled to carry out its own research and development within the scope of the license. Maruho will grant to Biofrontera a free and unlimited license for the results of such research and development activities for commercialization outside the territory.

Under the terms of the agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho has an obligation to use commercially reasonable efforts to develop, approve and market Ameluz® in East Asia and Oceania.

Upon signing of the licensing agreement in April 2020, Maruho will make an upfront payment to Biofrontera AG in the amount of EUR 6 million plus additional future payments subject to achievement of certain regulatory and sales milestones. Maruho will also make royalty payments at an initial rate of 6% of net sales in the countries of the territory, which will increase depending on sales volume and will be reduced should generic products become available in the respective countries.

Effects of the COVID-19 pandemic

The coronavirus pandemic, which is continuing to worsen around the world, is causing massive disruptions in global supply chains, consumer markets and the economy as a whole. As a result of the measures implemented by governments around the world, Biofrontera’s business operations is directly affected. In particular, there is a risk of a temporary and significant decline in demand for Biofrontera’s products worldwide.

On March 20, 2020, the company announced that is has adopted comprehensive measures to reduce costs during the global COVID-19 pandemic. As such, Biofrontera has implemented short-time work for all employees in Germany. Similar measures were implemented at its subsidiaries in Spain and the UK. Biofrontera Inc., the US-based wholly owned subsidiary, also initiated substantial cost cutting measures by significantly reducing its workforce and implementing a mandatory furlough program, under which all employees will be required to take temporary periods of unpaid time off. In addition, the members of the Management Board of Biofrontera AG as well as the management of Biofrontera Inc. are voluntarily waiving a substantial portion of their salaries until further notice.

While these cost-cutting measures are in place, the company ensures full medical and financial regulatory compliance and continuous disclosure of its business is maintained at all time.

The Biofrontera Group may not be able to meet existing or future payment obligations due to insufficient availability of cash and cash equivalents. To date, the Biofrontera Group has been able to meet its payment obligations at all times and has always succeeded in providing the necessary financing for its business operations through equity or debt funding. The company is sufficiently financed due to the drawdown of several tranches totaling EUR 15 million from the European Investment Bank loan as well as the one-time down payment in the amount of EUR 6 million from the licensing agreement with Maruho signed in April 2020. The planned capital measure for March 2020 with a maximum total of up to EUR 16 million had to be cancelled due to the turmoil on the capital markets as a result of the Corona crisis.

In order to finance its business operations for a further 12 months and beyond, Biofrontera is dependent on an additional capital measure of at least EUR 5 million by no later than the end of the 2020 financial year. The Management Board expects, based on the assumption that the general economic conditions will normalize and based on the consistently successful track record with capital measures to date, that the required liquidity for the business can be ensured in the future. However, should this no longer be possible due to a continuing crisis caused by the COVID 19 pandemic, this would pose a threat to the going concern status of the Biofrontera Group.

Should the worldwide COVID-19 pandemic last longer than expected, it could lead to a drastic decline in liquidity of the Biofrontera Group due to significantly reduced sales, despite the cost reduction measures that have been introduced, and also render further access to financing on the capital market impossible. However, the Management Board currently assumes that following the end of the current crisis, it will once again be possible to successfully implement appropriate capital measures.

The current uncertain business outlook due to the COVID-19 pandemic may also affect the future valuation of certain assets and liabilities of the company. Lower sales of XepiTM may lead to a different evaluation of the medium-term sales and earnings prospects for XepiTM and consequently to a revaluation of the value of the XepiTM license on the balance sheet. The purchase price liability to Maruho for future profits from the sale of Xepi ™ is subject to market risk (earn-out) and depends on the amount of profits generated. Furthermore, in the event of a prolonged decline in business activity, the shelf life of already produced Ameluz® tubes may expire and inventories may have to be destroyed.

No subsequent events subject to mandatory reporting occurred after the balance sheet date.

Leverkusen, April 20, 2020

Prof. Dr. Hermann Lübbert	Thomas Schaffer
Chief Executive Officer	Chief Financial Officer

SIGNATURES

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Leverkusen, Germany, on April 20, 2020.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

127