Form 20-F
period 2020-12-31
Biofrontera AG
filed 2021-04-12
CIK 1712641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Hemmelrather Weg 201

D-51377 Leverkusen Germany

Telephone: +49 (0)214 876 32-0

(Address of principal executive office)

Ludwig Lutter

Chief Financial Officer

Biofrontera AG

Hemmelrather Weg 201

D-51377 Leverkusen, Germany

Tel: +49 (0)214 873 3200, Fax: +49 (0)214 876 32-27

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

Ordinary shares, nominal value €1.00 per share: 47,747,515 as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

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

Unless otherwise indicated, all references in this annual report to “Biofrontera”, “we”, “us”, or “company” refer to Biofrontera AG and its consolidated subsidiaries, Biofrontera Pharma GmbH, Biofrontera Bioscience GmbH, Biofrontera Neuroscience GmbH, Biofrontera Development GmbH and Biofrontera Inc. References in this annual report to “Maruho” refer to Maruho Co., Ltd., and references to “Maruho Deutschland” refer to Maruho Deutschland GmbH, Maruho’s wholly owned subsidiary. References in this annual report to “Cutanea” refer to “Cutanea Life Sciences, Inc.” and its then-wholly owned subsidiaries Demarc LLC and Dermapex LLC.

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

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report have been presented in euros, or €, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the consolidated financial statements in this annual report were prepared in accordance with United States generally accepted accounting principles. For any of our subsidiaries that use a functional currency that is not euros, the assets and liabilities have been translated at the closing exchange rate as of the relevant balance sheet date (twelve months ended December 31, 2020: 1.2230 U.S. dollars to 1 euro; December 31, 2019: 1.1227 U.S. dollars to 1 euro; December 31, 2018: 1.1455 U.S. dollars to 1 euro), while the income and expenses have been translated at the average exchange rates (twelve months ended December 31, 2020: 1.1410 U.S. dollars to 1 euro; December 31, 2019: 1.1194 U.S. dollars to 1 euro; December 31, 2018: 1.1818 U.S. dollars to 1 euro) applicable to the relevant period. The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components. Transactions realized in currencies other than euros are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses arising from such currency translations are recognized in income. See “Summary of Significant Accounting Policies — Translation of Amounts in Foreign Currencies” in the notes to our consolidated financial statements included elsewhere in this annual report for more information.

i

Certain information in this annual report is expressed in U.S. dollars. The noon buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2021 was €1.00 to $0.9574. We make no representation that the euro or U.S. dollar amounts referred to in this annual report could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. See “Item 3.D. Key Information—Risk Factors — Our international operations may pose currency risks, which may adversely affect our operating results and net income.” All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this annual report, references to ADSs mean American Depositary Shares or ordinary shares represented by ADSs, as the case may be.

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

You should read this annual report and the documents that we have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. While we have based these forward-looking statements on our current expectations and projections about future events, we may not actually achieve the plans, intentions or expectations disclosed in or implied by our forward-looking statements, and you should not place undue reliance on our forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions about us and accordingly, actual results or events could differ materially from the plans, intentions and expectations disclosed in or implied by the forward-looking statements we make. Factors that could cause such differences include, but are not limited to:

●	our ability to achieve and sustain profitability;

●	our ability to compete effectively in selling our products;

●	our ability to expand, manage and maintain our direct sales and marketing organizations;

●	our actual financial results may vary significantly from forecasts and from period to period;

●	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;

●	market risks regarding consolidation in the healthcare industry;

●	the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third-party payors for procedures using our products significantly declines;
●	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

●	our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;

●	the regulatory and legal risks, and certain operating risks, that our international operations subject us to;

●	the fact that product quality issues or product defects may harm our business;

●	any product liability claims;

ii

●	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates;

●	our expectations regarding the merits and outcomes of pending or threatened litigation including the lawsuit brought by DUSA Pharmaceuticals, Inc. (“DUSA”) against us before the District Court of Massachusetts claiming patent infringement, trade secret misappropriation, tortious interference with contractual relations and deceptive and unfair trade practices;

●	the outbreak and impacts of the novel coronavirus (“COVID-19”) on the global economy and our business; and

●	those risks listed in the sections of this annual report entitled “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in this annual report.

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

A. [Reserved]

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

Risk Factors Summary

Our business is subject to a number of risks and uncertainties. The following is a summary of the principal risk factors described in this section:

Risks Related to Our Financial Position and Capital Requirements

●	The COVID-19 global pandemic has continued to negatively affect our sales and operations and may continue to do so.
●	We have a history of operating losses and anticipate that we will continue to incur operating losses in the future and that we may never sustain profitability.

Risks Related to Our Business and Strategy

●	Certain of our important patents expired in 2019. Although the process of developing generic topical dermatological products presents specific challenges that may deter potential generic competitors, generic versions of Ameluz® may enter the market following the recent expiration of these patents. If this happens, we may need to reduce the price of Ameluz® significantly and may lose significant market share.
●	Insurance coverage and medical expense reimbursement may be limited or unavailable in certain market segments for our products or product candidates, which could make it difficult for us to sell our products.
●	Healthcare legislative changes may have a material adverse effect on our business and results of operations.
●	To date, we have a relatively short history of sales of our products, primarily in Germany, and Spain and, in the United. States.
●	We face significant competition from other pharmaceutical and medical device companies and our operating results will suffer if we fail to compete effectively. We also must compete with existing treatments, such as simple curettage and cryotherapy, which do not involve the use of a drug but have gained significant market acceptance.
●	We depend on a single unaffiliated contract manufacturer to manufacture Ameluz®. If we fail to maintain our relationship with this manufacturer or if this manufacturer is unable to continue to produce product for us, our business could be materially harmed.
●	If we fail to manufacture Ameluz®, BF-RhodoLED®, Xepi® or other marketed products and product candidates in sufficient quantities and at acceptable quality and cost levels, or to fully comply with current good manufacturing practice, or cGMP, or other applicable manufacturing regulations, we may face a bar to, or delays in, the commercialization of our products, breach obligations to our licensing partners or be unable to meet market demand, and lose potential revenues.
●	The U.S. market size for Ameluz® for the treatment of actinic keratosis may be smaller than we have estimated.
●	Even if we obtain regulatory approvals for our products and product candidates, or approvals extending their indications, they may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community.
●	If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

Risks Related to the Clinical Development and Regulatory Approval of Our Products

●	Our business depends substantially on the success of our principal product Ameluz®. If we are unable to successfully commercialize Ameluz®, to obtain and maintain regulatory approvals or reimbursement for Ameluz® for existing and additional indications and/or in additional countries, or if we experience significant delays in realizing any of those commercialization or product development objectives, our business may be materially harmed.

●	Clinical drug development is expensive and involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If one or more future Phase III clinical trials for Ameluz® were unsuccessful, or significantly delayed, we could be required to abandon development, we may suffer reputational harm and our business will be materially harmed.

Risks Related to Our Dependence on Third Parties

●	We may rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	We currently license the commercialization rights for some of our products outside of the U.S., Germany, Spain and the UK, which exposes us to additional risks of conducting business in international markets.

Risks Related to Our Intellectual Property

●	If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.
●	Third-party claims of intellectual property infringement may affect our ability to sell our products and may also prevent or delay our product discovery and development efforts.
●	We are currently involved in lawsuits to defend or enforce our patents and may become involved in similar suits in the future, which could be expensive, time-consuming and unsuccessful.

Risks Related to the Ownership of Our ADSs

●	There has been varying trading volume for our ordinary shares and the market price of our ADSs could be subject to wide fluctuations.
●	We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies may make our ADSs less attractive to investors.
●	Actions of activist shareholders could be disruptive and potentially costly and the possibility that activist shareholders may seek changes that conflict with our strategic direction could cause uncertainty about the strategic direction of our business.
●	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies.
●	As we are a “foreign private issuer” that follows, and intends to continue to follow, certain home country corporate governance practices, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all The NASDAQ Capital Market corporate governance requirements.
●	Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.
●	We may qualify as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.
●	U.S. investors may have difficulty enforcing civil liabilities against our company or members of our supervisory and management boards and the experts named in this annual report.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in an action of that kind.

Risks Related to Our Financial Position and Capital Requirements

The COVID-19 global pandemic has continued to negatively affect our sales and operations and may continue to do so.

Since the beginning of 2020, COVID-19 has become a global pandemic. As a result of the measures implemented by governments around the world, Biofrontera’s business operations have been directly affected. In particular, there has been a significant decline in demand for Biofrontera’s products worldwide as a result of different priorities for medical treatments that emerged during the COVID-19 pandemic, thereby causing a delay of many dermatological treatments and diagnosis. Revenue from product sales for the fiscal year ended December 31, 2020 has declined by about 22% when compared to the same period in 2019. As long as the impact of the COVID-19 pandemic continues, we may experience disruptions that could severely impact our business, operations, sales and marketing, as well as preclinical studies and clinical trials, including:

● delays, difficulties or postponement in enrolling and retaining patients in our clinical trials;

● decreases in demand for our products as a result of dermatological care becoming less of a priority for patients and medical professionals during the pendency of the COVID-19 pandemic;

● delays, difficulties or postponement in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

● diversion of healthcare resources away from the conduct of clinical trials unrelated to infectious diseases;

● interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by national, state, provincial or local governments, employers and others; and

● limitations in employee resources that would otherwise be focused on the conduct of our sales and marketing activities, research and development efforts, and preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with other individuals.

Although our company has implemented comprehensive cost reductions, emergency plans to maintain central processes and activities to protect employees, there can be no guarantee that these measures will be able to offset the impact of COVID-19 on business and operations of Biofrontera in the long term. The future performance of our business as well as the ability to provide forecasts depends on the timing and speed of recovery from the pandemic. The direct and indirect effects of the pandemic have had a negative impact on our company’s liquidity position as the pandemic develops as a result of declines or delays in the treatments for which our products are used, especially in the United States, resulting in a steep decrease in revenue for us. The extent to which the COVID-19 pandemic will continue to impact our business, research and development efforts, clinical trials, prospects for regulatory approval for new indications for our products, sales, marketing and other operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, the extent and duration of travel restrictions and social distancing in Europe, the United States and other countries, business closures or business disruptions and the effectiveness of vaccines and other actions taken to contain and treat the disease. In addition, a recession or market correction resulting from the spread of the COVID-19 pandemic could materially affect our business prospects and the value of our ordinary shares and ADSs.

We have a history of operating losses and anticipate that we will continue to incur operating losses in the future and that we may never sustain profitability.

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 was €13.0 million, €7.4 million, and €8.9 million, respectively. As of December 31, 2020, we had an accumulated deficit of €165.7 million.

Our ability to become profitable depends on our ability to further commercialize our principal product Ameluz®. Even if we are successful in increasing our product sales, we may never achieve or sustain profitability. In the long term, we anticipate substantially increasing our sales and marketing expense as we attempt to exploit the regulatory approvals we have received to market Ameluz® in the United States for the photodynamic therapy treatment of actinic keratoses of mild-to-moderate severity on the face and scalp and in the EU for the treatment of field cancerization and basal cell carcinoma. There can be no assurance that our sales and marketing efforts will generate sufficient sales to allow us to become profitable. Moreover, because of the numerous risks and uncertainties associated with developing and commercializing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We cannot rule out the possibility that we or our subsidiaries may engage in additional equity or debt financing in the future, which could dilute the voting rights of shareholders and the value of their shares. If we or our subsidiaries are unable to achieve profitability over time or to obtain additional equity or debt financing in such a scenario, this would have a material adverse effect on our or their financial condition.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our products and product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to pursue additional indications for which our products and product candidates may be commercialized, to continue the clinical development of our product candidates, including further Phase III clinical trials, and to defend and/or prosecute lawsuits, including our patent litigation with DUSA. Going forward, we expect that we will also require significant funds in order to commercialize the drug Xepi®, the rights to which we acquired in March 2019 through our purchase of Cutanea.

We believe that existing cash and cash equivalents will be sufficient to fund operations for the next 12 months at least. However, changing circumstances may cause us and/or our subsidiaries to consume capital significantly faster than currently anticipated, and we and/or our subsidiaries may need to spend more money than currently expected because of circumstances beyond our control. Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

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

In May 2017, we entered into a finance contract with the European Investment Bank (“EIB”), under which EIB agreed to provide us with loans of up to €20.0 million in the aggregate. Our finance contract with EIB, which we refer to as the EIB credit facility, is unsecured, and is guaranteed by certain of our subsidiaries. The drawdown of each tranche required the achievement of certain milestones, and each tranche must be repaid five years after drawdown. The EIB credit facility contains undertakings by our company regarding the use of proceeds and limitations on debt, liens, mergers, acquisitions, asset sales, dividends and other restrictive covenants. As of the date of this annual report, we have borrowed €15.0 million under the EIB credit facility. On July 7, 2022, we will be required to repay a principal amount of €10.0 million, plus €3.0 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan. On February 4, 2024, we will be required to repay another principal amount of €5.0 million, plus €1.5 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan. Under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of the EIB (subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases).

In addition to our required payments under the EIB credit facility, the Share Purchase and Transfer Agreement dated March 25, 2019 (as amended, the “Share Purchase and Transfer Agreement”), by and among Biofrontera Newderm LLC, Biofrontera AG, Maruho Co., Ltd. and Cutanea, pursuant to which we acquired Cutanea from Maruho Co., Ltd., requires us to repay to Maruho Co., Ltd., up to $3.6 million on December 31, 2022 and up to $3.7 million on December 31, 2023 in start-up costs that Maruho Co., Ltd. agreed to pay to us in connection with such acquisition (not to exceed $7.3 million in the aggregate).

In January 2017, we issued convertible bonds maturing on January 1, 2022 in the aggregate initial principal amount of €5.0 million, of which €3.0 million has already been converted into our shares. The convertible bonds we issued in January 2017 provide the holders of those bonds with the right to convert them, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to €5.00 per share from January 1, 2018 until maturity. In March 2018, the conversion rate was changed from €5.00 to €4.75 in accordance with section 11 of the bond terms and conditions. In August 2020, the conversion rate was changed from €4.75 to €4.737 in accordance with section 11 of the bond terms and conditions. In March 2021 the conversion rate was changed from €4.737 to €4.716 in accordance with section 11 of the bond terms and conditions. If all of the remaining bonds were converted, we would be required to issue up to 430,619 additional ordinary shares, which would result in additional dilution to shareholders.

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

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13 million payment due under the EIB credit facility on July 7, 2022 and the minimum €6.5 million payment due under the EIB credit facility on February 4, 2024 as well as the repayments of start-up costs to Maruho Co., Ltd. of up to $3.6 million on December 31, 2022 and up to $3.7 million on December 31, 2023, which start-up costs (not to exceed $7.3 million in the aggregate) Maruho Co., Ltd. agreed to provide to us under the terms of the Share Purchase and Transfer Agreement pursuant to which we acquired Cutanea, and which must be repaid if certain profits from the sale of Cutanea products we agreed to share with Maruho are less than the amount of such start-up costs. Failure to make payments or comply with other covenants under our existing debt could result in an event of default and acceleration of amounts due. If an event of default occurs and the lender or lenders accelerate the amounts due, we may not be able to make accelerated payments, and such lenders could file suit against us to collect the amounts due under such obligations or pursue other remedies. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing. If we are unable to satisfy our existing debt obligations it could have material adverse effect on our business, prospects, financial condition and/or results of operations.

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

One patent family that protected our technology relating to nanoemulsion of 5-aminolevulinic acid, the active ingredient in Ameluz®, against copying by competitors expired on November 12, 2019. This patent family included U.S. Patent No. 6,559,183, which, prior to its expiration, served as a material, significant and possibly the only barrier to entry into the U.S. market by generic versions of Ameluz®. Although the process of developing generic topical dermatological products presents specific challenges that may deter potential generic competitors, Patent No. 6,559,183 no longer prevents generic versions of Ameluz® from entering the U.S. market and competing with Ameluz®. If generic competitors do enter the market, this may cause a significant drop in the price of Ameluz® and, therefore, a significant drop in our profits. We may also lose significant U.S. market share for Ameluz®.

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

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU, commonly referred to as Brexit. On January 30, 2020, the UK formally withdrew from the EU. Following the UK’s formal withdrawal from the EU, the UK is expected to continue to follow all of the EU’s rules and its trading relationship with the EU will remain the same during a transition period which expired on December 31, 2020. Several aspects of the UK and EU relationship will need to be determined during the transition period, including free trade agreements and rules and regulations affecting the biotechnology or pharmaceutical industries.

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

In the U.S. and certain other countries, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 revised the payment methodology for many products under Medicare in the U.S., which has resulted in lower rates of reimbursement. In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, or ACA, was enacted. On January 20, 2017, President Donald Trump signed an executive order stating that the administration intended to seek prompt repeal of the ACA, and, pending repeal, directed by the U.S. Department of Health and Human Services and other executive departments and agencies to take all steps necessary to limit any fiscal or regulatory burdens of the ACA. On January 28th, 2021 President Joseph R. Biden, Jr. signed the Executive Order on Strengthening Medicaid and the Affordable Care Act stating his administration’s intentions to reverse the actions of his predecessor and strengthen the ACA. As part of this Executive Order, the Department of Health and Human Services, United States Treasury, and the Department of Labor are to review all existing regulations, orders, guidance documents, policies, and agency actions to consider if they are consistent with ensuring both coverage under the ACA and if they make high-quality healthcare affordable and accessible to Americans. At this time we are unsure what effect the new administration’s policies or this executive order will have. There is significant uncertainty about the future of the Affordable Care Act in particular and healthcare laws generally in the United States. The continued expansion of the government’s role in the U.S. healthcare industry may further lower rates of reimbursement for pharmaceutical products. We are unable to predict the likelihood of changes to the Affordable Care Act or other healthcare laws which may negatively impact our profitability.

President Biden intends, as his predecessor did, to take action against drug prices which are considered “high.” The most likely time to address this would be in the reauthorization of the Prescription Drug User Fee Act (PDUFA) 2022 as part of a package bill. Drug pricing continues to be a subject of debate at the executive and legislative levels of U.S. government and we expect to see legislation focusing on this in the coming year. The American Rescue Plan Act of 2021 signed into law by President Biden on March 14, 2021 includes a provision that will eliminate the statutory cap on rebates drug manufacturers pay to Medicaid beginning in January 2024. With the elimination of the cap, manufacturers may be required to compensate states in an amount greater than what the state Medicaid programs pay for the drug.

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

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2 % per fiscal year. The American Taxpayer Relief Act of 2012, or the ATRA, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from 3 to 5 years. The current U.S. administration continues to focus heavily on drug pricing issues and Congress has introduced a multitude of legislative proposals aimed at drug pricing. For example, the Prescription Drug Pricing Reduction Act of 2019 proposes to, among other things, penalize pharmaceutical manufacturers for raising prices on drugs covered by Medicare Parts B and D faster than the rate of inflation, cap out-of-pocket expenses for Medicare Part D beneficiaries, and proposes a number of changes to how drugs are reimbursed in Medicare Part B. A similar drug pricing bill, the Elijah E. Cummings Lower Drug Costs Now Act proposes to enable direct price negotiations by the federal government on certain drugs (with the maximum price paid by Medicare capped based on an international index), requires manufacturers to offer these negotiated prices to other payers, and restricts manufacturers from raising prices on drugs covered by Medicare Parts B and D. In May 2019, CMS issued a final rule requiring drug manufacturers to include certain drug price information in television advertisements for products that are covered by Medicare and Medicaid. The final rule was struck down by a federal district court in July 2019. The ruling is being appealed and there is no assurance as to whether we will be required to comply with the price transparency requirements. We cannot predict whether any proposed legislation will become law and the effect of these possible changes on our business cannot be predicted at this time.

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

We expect continued significant focus on health care and drug pricing legislation. There have been, and likely will continue to be, legislative and regulatory proposals at the U.S. federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. Additionally, third party payors, including governmental payors, managed care organizations and private health insurers, are increasingly challenging the prices charged for medical products and services and examining their cost effectiveness. The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

●	the demand for products, or for our product candidates, if we obtain regulatory approvals for them;

●	our ability to set a price or obtain reimbursement that we believe is fair for our products;

●	our ability to generate revenues and achieve or maintain profitability; and

●	the level of taxes that we are required to pay.

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

Where we transfer personal data out of the EU and EEA, we do so in compliance with the relevant data export requirements from time to time. There is currently ongoing litigation challenging the commonly used transfer mechanism, the EU Commission approved model clauses. On July 16, 2020, the Court of Justice of the European Union, or CJEU, issued a judgment which annulled, without granting a grace or transition period, the European Commission’s Decision (EU) 2016/1250 of July 12, 2016 on the adequacy of the protection provided by the U.S. Privacy Shield (a mechanism for complying with data protection requirements when transferring personal data from the EU to the United States). Accordingly, such framework is not a valid mechanism to comply with EU data protection requirements when transferring personal data from the European Union to the United States. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the EU. The same decision also cast doubt on the viability of one of the primary alternatives to the U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, as a vehicle for such transfers in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the Standard Contractual Clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. At present, there are few, if any, viable alternatives to the Standard Contractual Clauses, and the law in this area remains dynamic. These recent developments may require us to find alternative bases for the compliant transfer of personal data outside the EEA and we are monitoring developments in this area.

We are also subject to evolving European privacy laws on cookies and on e-marketing. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the greater of €20 million or 4% of total worldwide annual revenue. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process.

We process personal data in relation to participants in our clinical trials in the EEA, including the health and medical information of these participants. The GDPR is directly applicable in each EU Member State, however, it provides that EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of personal data; defines for the first time pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, as well potential civil claims including class action type litigation where individuals suffer harm.

California recently enacted the California Consumer Privacy Act, or CCPA, which will, among other things, require new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information, which went into effect on January 1, 2020. This Act also applies to any information of certain patients that a drug company may possess. It remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted in the years to come. The effects of the CCPA potentially are significant, however, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. As a general matter, compliance with laws, regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, financial condition and operating results. Noncompliance with the CCPA could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, as well potential civil claims including class action type litigation where individuals suffer harm.

To date, we have a relatively short history of sales of our products, primarily in Germany, Spain and the United States.

We have a relatively short history of sales of our products to date. Since 2012, our sales in Germany have been generated in dermatology offices through our own sales force. Historically, our sales partners in European countries outside of Germany have experienced difficulty in selling Ameluz® because that process involves selling a drug combined with a procedure, an area in which our sales partners generally have little experience. We launched the commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the United States in October 2016 and have a limited history of marketing our products there. In addition, we began marketing the drug Xepi® in the United States following our acquisition of Cutanea in March 2019 and have a limited history of marketing Xepi® there. While our products have gained increasing acceptance in the markets we serve, our products may never generate substantial revenue or profits for us. We must establish a larger market for our products and build that market through marketing campaigns to increase awareness of, and confidence by doctors in, our products. We expect this may be even more challenging in the near term as a result of current measures and regulations implemented by governments worldwide in an attempt to control the COVID-19 pandemic, which we predict may in the foreseeable future continue to lead to declining demand in some of the markets for our products as different priorities for medical treatments emerge, thereby causing a delay of actinic keratosis treatment for patients in those markets. If we are unable to expand our current customer base and obtain market acceptance of our products, our operations could be disrupted and our business may be materially adversely affected. Even if we achieve profitability, we may not be able to sustain or increase profitability.

Competing products and technologies based on traditional treatment methods may make our products or potential products noncompetitive or obsolete.

Well-known pharmaceutical, biotechnology and medical device companies are marketing well-established therapies for the treatment of actinic keratosis and basal cell carcinoma. Doctors may prefer to use other therapies, rather than trying our products.

Additionally, reimbursement issues affect the economic competitiveness of our products as compared to other therapies. See “—Insurance coverage and medical expense reimbursement may be limited or unavailable in certain market segments for our products or product candidates, which could make it difficult for us to sell our products.”

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

Our competitors may succeed in developing, acquiring or licensing products that are more effective or less costly than our products and product candidates. In addition, our products compete with other therapies, such as simple curettage and, particularly in the United States, cryotherapy, which do not involve the use of a drug but have gained significant market acceptance.

If we are not able to compete effectively with the competitors and competing therapies, we may lose significant market share in the relevant markets, which could have a material adverse effect on our revenue, results of operations and financial condition.

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

We depend on a single unaffiliated contract manufacturer to manufacture Ameluz®. If we fail to maintain our relationship with this manufacturer or if this manufacturer is unable to continue to produce product for us, our business could be materially harmed.

We depend on a single unaffiliated contract manufacturer located in Switzerland to manufacture Ameluz®. If we fail to maintain the relationship with this manufacturer, we may be unable to obtain an alternative manufacturer of Ameluz® that could deliver the quantity of the product at the quality and cost levels that we require. Even if an acceptable alternative manufacturer could be found, we would expect long delays in transitioning the manufacturing from the existing manufacturer to a new manufacturer. Problems of this kind could cause us to experience order cancellations and loss of market share. The failure of the manufacturer to supply Ameluz® that satisfies quality, quantity and cost requirements in a timely manner could impair our ability to deliver Ameluz® and could increase costs, particularly if we are unable to obtain Ameluz® from alternative sources on a timely basis or on commercially reasonable terms. In addition, the manufacturer is regulated by the country of Switzerland and by the FDA and must comply with applicable laws and regulations. Finding a suitable replacement of this particular partner would therefore be extremely difficult. If we lost our relationship with this manufacturer, this could have a material adverse effect on our business, prospects, financial condition and/or results of operations. If the suppliers fail to comply, this could harm our business.

If we fail to manufacture Ameluz®, BF-RhodoLED®, Xepi® or other marketed products and product candidates in sufficient quantities and at acceptable quality and cost levels, or to fully comply with current good manufacturing practice, or cGMP, or other applicable manufacturing regulations, we may face a bar to, or delays in, the commercialization of our products, breach obligations to our licensing partners or be unable to meet market demand, and lose potential revenues.

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

The public data regarding the market for actinic keratosis treatments in the United States may be incomplete. Therefore some of our estimates and judgments are based on various sources which we have not independently verified and which potentially include outdated information, or information that may not be precise or correct, potentially rendering the U.S. market size for treatment of actinic keratosis with Ameluz® smaller than we have estimated, which may reduce our potential and ability to increase sales of Ameluz® and revenue in the United States. Although we have not independently verified the data obtained from these sources, we believe that such data provide the best available information relating to the present market for actinic keratosis treatments in the United States, and we often use such data for our business and planning purposes.

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

Even if we obtain regulatory approvals for our products and product candidates, or approvals extending their indications, they may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community.

In May 2016, we received approval from the FDA to market in the United States Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. We launched the commercialization of Ameluz® and BF-RhodoLED® for actinic keratosis in the United States in October 2016. In addition, our in-licensed Xepi® received approval from the FDA in 2017 and was first launched in the U.S. market in late 2018 and may not gain market acceptance over time. Even after obtaining regulatory approval for our products or product candidates, or extending their indications, our products may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community. Market acceptance of any of our products and product candidates for which we receive approval depends on a number of factors, including:

●	the clinical indications for which they are approved, including any restrictions placed upon the product in connection with its approval, such as patient registry or labeling restriction;

●	the product labeling, including warnings, precautions, side effects, and contraindications that the FDA or other regulatory authorities approve;

●	the potential and perceived advantages of our product candidates over alternative products or therapies;

●	relative convenience and ease of administration;

●	the effectiveness and compliance of our sales and marketing efforts;

●	acceptance by major operators of hospitals, physicians and patients of our products or candidates as a safe and effective treatment;

●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA or other regulatory authorities;

●	any Risk Evaluation and Mitigation Strategy that the FDA might require for our drug product candidates;

●	the timing of market introduction of our products and product candidates as well as competitive products;

●	the perceived advantages of our products over alternative treatments;

●	the cost of treatment in relation to alternative products; and

●	the availability of adequate reimbursement and pricing by third party payors and government authorities, including any conditions for reimbursement required by such third-party payors and government authorities.

If our products and product candidates are approved and/or receive label extensions, but fail to achieve market acceptance among physicians, patients, payors, or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Increased Health and Human Services, Office of Inspector General, or OIG, scrutiny on the sale of products through specialty pharmacies or through physician practices by means of direct investigation or by issuance of unfavorable Opinion Letters may curtail or hinder the sales of our licensed products based on risk of enforcement upon ourselves or our buyers. The OIG continues to make modifications to existing Anti-Kickback Statute, or AKS, safe harbors which may increase liability and risk for our company as well as adversely impact sales relationships. On November 20, 2020 OIG issued the final rule for Safe Harbors under the Federal AKS. This new final rule creates additional safe harbors including ones pertaining to patient incentives. OIG is able to modify safe harbors as well as regulatory compliance requirements which could impact our business adversely.

The majority of states also have statutes or regulations similar to these federal laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. In addition, some states have laws that require pharmaceutical companies to adopt comprehensive compliance programs. Certain states also mandate the tracking and require reporting of gifts, compensation, and other remuneration paid by us to physicians and other health care providers.

In September 2010, OIG issued a Special Advisory Bulletin to notify drug manufacturers that OIG intended to pursue enforcement actions against drug manufacturers that failed to submit timely AMP and ASP information. The Medicaid Drug Rebate Program requires manufacturers to enter into and have in effect a national rebate agreement with the Secretary of Health and Human Services in order for Medicaid payments to be available for the manufacturer’s covered outpatient drugs. Companies with such rebate agreements are required to submit certain drug pricing information to CMS, including quarterly and monthly pricing data. There has been an increased level of federal enforcement against drug manufacturers that have failed to provide timely and accurate pricing information to the government. Since September 2010, OIG has settled 13 cases against drug manufacturers relating to drug price reporting issues, totaling approximately $18.5 million. We expect continued enforcement directed at companies that fail to make accurate and timely price reports. If we were found to not make the required pricing disclosures, we could incur significant expense and delay.

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

Before we can offer our device products to any of the nations within the EU and the European Free Trade Association, we must first satisfy the requirements for CE Mark clearance, a conformity mark that signifies a product has met all criteria of the relevant EU directives, especially in the areas of safety and performance. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all for our products or proposed products. We obtained CE Mark clearance for our BF-RhodoLED® lamp in November 2012 and FDA approval for it, to be used in connection with Ameluz® gel, in May 2016.

Biofrontera is also working to develop a new lamp, the “RhodoLED® XL,” which would allow use of Ameluz® on larger surfaces. Management believes that this new lamp, if it is developed and approved, could provide new business growth opportunities for our company. In the United States, according to FDA guidance, products for PDT, such as Ameluz® gel and its corresponding lamp(s), must be approved as combination products that cover both the drug and the lamp. In May 2016, we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. The applicable office of the FDA has determined that if we develop a new lamp to be used with Ameluz®, we must seek a new approval utilizing the “New Drug Application” procedure. As part of a drug/device combination, the lamp is by definition classified as a class III medical device and as such requires a premarket approval (PMA) by the FDA. A new lamp will also require changes in the “Prescribing Information” of the drug. Our PMA application for the RhodoLED® XL lamp, in combination with Ameluz® for the treatment of mild and moderate actinic keratosis on the face scalp, was submitted to the FDA in March 2021 as part of this approval process. The approval process may take more than six months, plus, if needed, time required to answer questions or provide additional data. During the process, there is a risk that the FDA might ask for additional tests or even clinical trials, and there is no assurance that we will be able to satisfy the FDA’s requests for additional tests or trials in a timely manner, or at all, and there is no assurance that we will be able to develop this new lamp, or obtain approval to use it in the United States for PDT treatment of actinic keratosis.

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

A modification to our medical devices such as our BF-RhodoLED® lamp, which is approved for sale in Europe, could lead to a reclassification of the medical device and could result in further requirements (including additional clinical trials) to maintain the product’s CE marking. If we fail to comply with such further requirements, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Additionally, because we received approval from the FDA to market in the U.S. Ameluz® in combination with photodynamic therapy using our BF-RhodoLED® lamp, any new lamp we may develop, such as the BF-RhodoLED® XL lamp, would require new approval from the FDA. We cannot assure you that we will obtain any such new approval. See “Item 4.B. Information of the Company—Business Overview—Research and development projects— Development of the BF-RhodoLED® XL lamp” for more information about our application for approval of our BF-RhodoLED® XL lamp.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may be unable to successfully implement our business strategy.

Our ability to compete in the highly competitive pharmaceutical industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel with specialized scientific and technical skills. We are highly dependent on our management, scientific, medical and operations personnel, including Professor Hermann Lübbert, Ph.D., chairman of our management board and chief executive officer. The loss of the services of any of our chief executive officer or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

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

As of December 31, 2020, we had 149 employees. In the longer term, as our development and commercialization plans and strategies develop, and as we continue operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

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

Our future financial performance and our ability to commercialize our products will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. In the past, we have used the services of outside vendors to perform tasks including clinical trial management, statistics and analysis and regulatory affairs. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our products and product candidates that we develop and, accordingly, may not achieve our research, development and commercialization goals.

We may encounter difficulties growing our sales force.

Due to our ongoing assessment of the size of our required sales force, we may be required to hire substantially more sales representatives to adequately support the commercialization of our products and product candidates or we may incur excess costs as a result of hiring more sales representatives than necessary. With respect to certain geographical markets, we may need to enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. We may be competing with companies that currently have extensive and well-funded marketing and sales operations.

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

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenues and incur costs in the local currency of the countries in which we operate. In 2020, 44% of our revenue was generated and approximately 42% of our costs were incurred in euros (27% and 39%, 29% and 45%, for 2019 and 2018, respectively). As we execute our strategy to expand in the U.S. and internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies, the dollar and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period. Based on certain assumptions relating to our operations (which assumptions may prove incorrect) and our internal models, we believe that, with respect to the fiscal year ended December 31, 2020, an average 10% appreciation of the U.S. dollar against the euro would have resulted in a decrease of approximately €0.5 million in our net income for such period, whereas we believe that an average 10% depreciation of the U.S. dollar against the euro would have resulted in an increase of approximately €0.4 million in our net income during such period

We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we report revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk.

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

Global economic, political and social conditions and global pandemics have adversely impacted our sales and operations and may continue to do so.

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The prospects for economic growth in Europe, the United States and other countries remain uncertain and may cause end-users to further delay or reduce purchases of drugs or therapies that are not fully reimbursed by governmental or other third-party payors. In particular, a substantial portion of our sales are made to customers in countries in Europe, which has recently experienced significant economic disruptions. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

For a more detailed discussion of the adverse impact of the COVID-19 pandemic, see “—Risks Related to Our Financial Position and Capital Requirements—The COVID-19 global pandemic has continued to negatively affect our sales and operations and may continue to do so.”

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

We have invested a significant portion of our efforts and financial resources in the development of Ameluz®, which has received marketing approval in the United States for lesion- and field-directed treatment of actinic keratosis and in the EU for lesion- and field-directed treatment of actinic keratosis, photodynamic therapy treatment of field cancerization and certain superficial and/or nodular basal cell carcinoma, and treatment of actinic keratosis with Ameluz® in combination with daylight photodynamic therapy. Although we have received these approvals as well as additional approvals extending their indications, there remains a significant risk that we will fail to generate sufficient revenue or otherwise successfully commercialize these products in the EU or the U.S. The success of our products will depend on several factors, including:

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

Our ability to generate future revenues depends heavily on our success in:

●	maintaining and extending U.S., EU and/or other foreign regulatory approvals for our products;

●	manufacturing commercial quantities of our products at acceptable costs;

●	successfully commercializing our products, and

●	achieving broad market acceptance of our products and product candidates in the medical community and with the government and other third-party payors and patients.

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

In addition, we may experience numerous unforeseen events that could cause our clinical trials to be delayed, suspended or terminated, or which could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including that:

●	clinical trials of our products and product candidates may produce negative, inconclusive or inconsistent results, and we may decide, or regulators may require us, to conduct additional clinical trials or implement a clinical hold;

●	we may elect or be required to suspend or terminate clinical trials of our products and product candidates, including based on a finding that the participants are being exposed to unacceptable health risks;

●	regulators or institutional review boards may not authorize us or our investigators to commence or continue a clinical trial, or may require additional data before allowing clinical trials to commence, continue or proceed from one phase to another, or conduct, or continue a clinical trial at a prospective trial site;

●	our third-party contractors may fail to comply with regulatory requirements, such as good clinical practice requirements, fail to follow approved study protocols, or fail to meet their contractual obligations to us in a timely manner, or at all;

●	the cost of clinical trials for our products and product candidates may be greater than we anticipate;

●	changes in government regulation or administrative actions may occur;

●	the supply of materials necessary to conduct clinical trials of our products and product candidates may be insufficient or inadequate; and

●	our products and product candidates may have undesirable adverse effects or other unexpected characteristics.

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

Our drug products Ameluz® and Xepi® and any other drug products we develop, license or acquire will be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, sampling, record-keeping, submission of safety and other post-market approval information, importation and exportation. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and EMA requirements and the requirements of other similar regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP requirements.

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

Risks Related to Our Dependence on Third Parties

We may rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

In the past, we have engaged third party CROs in connection with our Phase III clinical trials for our products and product candidates and will continue to engage such CROs in the future. We may rely on these parties for proper execution of our clinical trials, and we will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements, and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs will be required to comply with current Good Clinical Practices, or cGCP requirements, which are a collection of regulations enforced by the FDA or comparable foreign regulatory authorities for products and product candidates in clinical development in order to protect the health, safety and welfare of patients and assume the integrity of clinical data. These requirements are also intended to protect the health, safety and welfare of study subjects through requirements such as informed consent. The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. In Phase I, the initial introduction of the drug into human subjects, the drug is typically tested to assess the pharmacological actions and side effects associated with increasing doses. Phase II usually involves clinical trials in a limited patient population to determine the effectiveness of the drug for a particular indication or indications, dosage tolerance and optimum dosage and to identify common adverse effects and safety risks. If a drug demonstrates evidence of effectiveness and an acceptable safety profile in Phase II, Phase III clinical trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients. Throughout this process, regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable cGCP regulations or record-keeping requirements at any point during the clinical trial process, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications or, in some instances, require us to suspend operations. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, for drugs, our clinical trials must be conducted with products produced under cGMP regulations and will require a large number of test subjects. For our devices, clinical trials must use product manufactured in compliance with design controls under the QSR. Our failure or any failure by our CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, we may be implicated if any of our CROs violate federal, state, local or foreign fraud and abuse or false claims laws and regulations, or healthcare privacy and security laws.

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

We currently license the commercialization rights for some of our products outside of the United States, Germany, Spain and the UK, which exposes us to additional risks of conducting business in international markets.

Markets outside the U.S., Germany, Spain and the UK are an important component of existing commercialization strategy for our existing marketed products as well as part of our growth strategy for Ameluz®. We have entered into commercial supply agreements for Ameluz® and BF-RhodoLED® lamps pursuant to which we exclusively supply and our partners exclusively purchase the products from us in their respective territories where we do not directly market our products, as described in greater detail under “Business — Commercial Partners and Agreements.” Our agreements require us to timely supply products that meet the agreed quality standards and require our customers to purchase products from us, in some cases in specified minimum quantities. If we fail to maintain these agreements and agreements with other partners or to enter into new distribution arrangements with selling parties, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

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

We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our products and any future products that we may develop. For example, we have entered into a license agreement with Maruho, a significant shareholder, pursuant to which Maruho received an exclusive license for the development and commercialization of Ameluz® for all indications in East Asia and Oceania Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing holders of our ordinary shares or ADSs or disrupt our management and business.

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

In addition, the patent applications that we own or that we may license may fail to result in issued patents in the U.S., the EU or in other countries or jurisdictions. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the issued patents and patent applications we hold with respect to our products is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our products. Further, if we encounter delays in our clinical trials, the period of time during which we could market our products under patent protection would be reduced. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the U.S. Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For applications containing a claim not entitled to priority before March 16, 2013, there is greater level of uncertainty in the patent law with the passage of the America Invents Act (2012) which brings into effect significant changes to the U.S. patent laws some of which are yet untried and untested, and which introduces new procedures for challenging pending patent applications and issued patents. A primary change under this reform is creating a “first to file” system in the U.S. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

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

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. Recently, following U.S. patent reform, new procedures including inter partes review and post grant review have been implemented. This reform includes changes in law and procedures some of which are still untried and untested and will bring uncertainty to the possibility of challenge to our patents in the future. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our products may give rise to claims of infringement of the patent rights of others.

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

In March 2018, DUSA brought a lawsuit against us and our subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the United States. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information about this and other litigation our company is involved in. Although we believe that these claims lack merit and intend to defend against them vigorously, we cannot guarantee that the outcome will be successful. We have incurred in the past, and expect to incur in the future, significant expenses in defending these claims, and we expect to have to divert significant employee resources, including management resources, to defend the claims. Any of the foregoing may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

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

Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. Third parties may also seek to challenge our patents via inter partes review and post grant review proceedings before the USPTO. An unfavorable outcome in our litigation against DUSA or other patent related litigation could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S. or the EU.

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

Risks Related to the Ownership of our ADSs

There has been varying trading volume for our ordinary shares and the market price of our ADSs could be subject to wide fluctuations.

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

The market price of the ADSs could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control. In addition, the stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies, including as a result of the COVID-19 pandemic. Broad market and industry factors may negatively affect the market price of our ordinary shares or ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ordinary shares or ADSs that will prevail in the market may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control.

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

A group of shareholders (the “reporting persons”) associated with Wilhelm Konrad Thomas Zours, one of our major shareholders, and certain of his affiliates has filed with the U.S. Securities and Exchange Commission, or the SEC, a beneficial ownership statement on Schedule 13D relating to our company. According to the Schedule 13D, as amended, as of November 27, 2020, Mr. Zours, through and with the other reporting persons, holds voting power over approximately 14.2 million of our ordinary shares, representing approximately 29.7% of the total voting power of our ordinary shares outstanding. Because Mr. Zours, through and with the other reporting persons, controls over 25% of the total voting power of our ordinary shares, he holds a blocking minority that enables him to prevent the passage of certain resolutions of fundamental importance relating to our company, including, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge) as defined in the German Stock Corporation Act (Aktiengesetz) (in particular domination agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge)), and a change of the legal form of a company relating to the company. In addition, in the Schedule 13D, as amended, the reporting persons state that they desire to change the composition of the management board and supervisory board of our company. In addition, certain of the reporting persons have previously proposed a number of tender offers for our shares, as well as resolutions at our shareholder meetings and have filed legal actions against us relating to actions taken at our shareholder meetings.

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

This may limit the information available to holders of ADSs. We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our supervisory board and management board and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies. As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, we are not required to issue quarterly financial information because of the above exemptions for foreign private issuers, and holders of our ADSs will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As we are a “foreign private issuer” that follows, and intends to continue to follow, certain home country corporate governance practices, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all The NASDAQ Capital Market corporate governance requirements.

As a foreign private issuer, we have the option to follow certain German corporate governance practices rather than those of The NASDAQ Capital Market, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to The NASDAQ Capital Market’s shareholder approval requirements in respect of equity issuances and equity-based compensation plans, the requirement to have independent oversight on our director nominations process and the quorum requirement for meetings of our shareholders. In addition, we intend to rely on the “foreign private issuer exemption” in the future with respect to The NASDAQ Capital Market requirement to have a formal charter for the compensation committee. We may in the future elect to follow home country practices in Germany with regard to other matters. As a result, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all The NASDAQ Capital Market corporate governance requirements. See Item 16G “Corporate Governance — Differences between Our Corporate Governance Practices and the Rules of The NASDAQ Capital Market”.

We may lose our foreign private issuer status in the future, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are currently a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2020, only a portion of our assets were located in the United States, although this may change as we expand our operations in the U.S.

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

For more information, we have provided summaries of relevant German corporation law and of our articles of association in Exhibit 2.5 to this Form 20-F.

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

Based on our current estimates of expected gross assets and income for the year ended December 31, 2020, we do not believe we were a PFIC for the year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for the year ended December 31, 2020 or with regard to our PFIC status in the past, the current year or in the future. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current taxable year or later taxable years. If we were unable to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC would substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules.

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

Our company’s principal executive offices are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany and our telephone number is +49 214 876 00. Our website address is www.biofrontera.com. Information contained on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be part of this annual report or in deciding whether to purchase or sell our ADSs. Our agent for service of process in the U.S. is Biofrontera Inc., 120 Presidential Way, Suite 330, Woburn, Massachusetts 01801, United States. Our ordinary shares have been listed on the Stock Exchange in Düsseldorf since 2006 and on the Frankfurt Stock Exchange under the ticker symbol “B8F” since 2012.

Since February 2018 our ADS have been listed on The NASDAQ Capital Market under the ticker symbol “BFRA”. Each ADS represents two ordinary shares of Biofrontera AG.

On March 25, 2019, we announced that we, through a U.S. subsidiary, acquired Cutanea from Maruho Co., Ltd., the parent of our significant shareholder, Maruho Deutschland GmbH, that holds, as of January 28, 2020, approximately 29.9% of our outstanding ordinary shares. In November 2018, Cutanea launched Xepi®, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). We have added Xepi® to our U.S. product portfolio and promote this new product alongside our principal product, Ameluz®.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be located at http://www.sec.gov.

B. Business Overview

We are an international biopharmaceutical company specializing in the development and commercialization of pharmaceutical products for the treatment of dermatological conditions, in particular, diseases caused primarily by exposure to sunlight that results in sun damage to the skin. In the U.S. and Europe, our principal approved products focus on the treatment of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of basal cell carcinoma in the EU. In the U.S. we also market a topical antibiotic for the treatment of impetigo, a bacterial skin infection. We conduct our own research and development and, in several regions, including the U.S., market and sell our own products.

Our principal product is Ameluz®, which is a prescription drug approved for use in combination with our FDA approved medical device, the BF-RhodoLED® lamp, for photodynamic therapy (“PDT”)(when used together, “Ameluz® PDT”) in all of the countries of the EU, in the UK, in Switzerland, and in the U.S. for the lesion-directed and field-directed treatment of actinic keratosis of mild-to-moderate severity on the face and scalp. We are currently selling Ameluz® for this indication in the U.S. and in Europe.

In addition, in the EU, Ameluz® is currently approved by the European Commission for the photodynamic therapy treatment of field cancerization (entire skin areas infiltrated by tumor cells and entailing several actinic keratoses), as well as superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome as well as for treatment of actinic keratosis with Ameluz® in combination with daylight photodynamic therapy (i.e., using natural daylight to activate the drug, also referred to as “daylight PDT”). We have also received the approval in the EU for label extension for Ameluz® to include the treatment of mild and moderate actinic keratosis on the extremities and trunk/neck with photodynamic therapy.

It is further approved in Switzerland for treatment of actinic keratosis and field cancerization with Ameluz® in combination with daylight photodynamic therapy and for superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome.

As further described below, we plan to seek further extensions of the approved indications for Ameluz® photodynamic therapy primarily in the U.S.

Our second prescription drug product in our portfolio is Xepi® (ozenoxacin cream, 1%), a topical non-fluorinated quinolone. Currently, no antibiotic resistance against Xepi® is known and it has been specifically approved by the FDA for the treatment of impetigo due to Staphylococcus aureus or streptococcus pyogenes. The approved indication is impetigo, a common skin infection. It is approved for use in adults and children 2 months and older. We are currently selling Xepi® for this indication in the U.S. under an exclusive license and supply agreement with Ferrer Internacional (Ferrer) that was acquired by Biofrontera on March 25, 2019 through its acquisition of Cutanea.

The following table summarizes a) the indications for which our products are currently approved, b) the indications we are in the process of seeking approval to market Ameluz®, and c) products currently in development, organized by territory:

* Through our acquisition of Cutanea in March 2019, we acquired the right to market Xepi® in the United States. We are unaware of any immediate or near-term plans of Ferrer for a US-market focused development pipeline.

For a breakdown of total revenues by category of activity and geographic market, please see “Item 5—Operating and Financial Review and Prospects—Components of Our Results of Operations—Revenue”.

Our Strategy

Our principal objectives are to increase the sales of our approved products and to obtain further regulatory approvals for the marketing of Ameluz® PDT for additional indications and in additional countries, and. The key elements of our strategy include the following:

●	geographic expansion of Ameluz® sales worldwide, including by:

○	expanding our sales in the United States of Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of minimally to moderately thick actinic keratosis of the face and scalp and positioning Ameluz® to be a leading photodynamic therapy product in the United States, by growing our dedicated sales and marketing infrastructure in the United States;

○	expanding our sales of Ameluz® in other countries where it is an approved product by entering into arrangements with distribution partners;

●	extension of the approved indications for Ameluz® photodynamic therapy, including by:

○	seeking to extend the approved label in the United States for actinic keratosis to include actinic keratosis lesions located other than on the head or scalp and increase the maximal size of the treatment field;

○	seeking to extend the approved indications in the United States for Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of basal cell carcinoma;

○	seeking to extend the approved indications in the United States for Ameluz® in combination with our BF-RhodoLED® lamp for the treatment of acne, which would require further clinical trials and other research and development activities;

○	seeking to extend the approved indications in the EU and United States for Ameluz® to additional indications, such as squamous cell carcinoma in situ, actinic cheilitis, warts, wound healing, and/or cutaneous leichmania; all of which would require further clinical trials, and other research and development activities; and

●	expanding our sales of Xepi® in the United States for treatment of impetigo by improving the market positioning of the product.

Our Products

Ameluz® and BF-RhodoLED®

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

Photodynamic therapy can be a highly selective treatment that targets specific tissues while minimizing damage to normal surrounding tissues. It also can allow for multiple courses of therapy. The most common side effect of photosensitizers that are applied topically or taken systemically is temporary skin sensitivity to bright light. As noted in the Ameluz® patient insert, treatment is generally well tolerated but tingling discomfort or pain is common during PDT. In our Phase III trials, the resulting redness and/or inflammation resolved within 1 to 4 days in most cases; in some cases, however, it persisted for 1 to 2 weeks or even longer. Patients undergoing traditional photodynamic therapy treatments with an artificial light (as opposed to daylight PDT) are usually advised to avoid direct sunlight and/or to wear protective clothing and sunscreen for some days after the treatment. Patients’ indoor activities are generally unrestricted except that they are told to avoid bright lights. The degree of selectivity and period of skin photosensitivity varies among different photosensitizers and is also related to the drug dose given. Unless activated by light, photosensitizers have no direct photodynamic therapy effects.

History of Approved Indications and Active Applications

In December 2011, Ameluz® 78 mg/g gel (Spanish for “love the light”, development name BF-200 ALA) received its first centralized European approval for the treatment of mild and moderate actinic keratoses (AK) on the face and scalp. In the EU, its significant superior effect in combination with an LED lamp compared to the direct European competitor product Metvix® for AK was demonstrated during phase III development for EU approval. Actinic keratoses are superficial forms of skin cancer with a risk of spreading to deeper skin layers and thus developing into potentially fatal squamous cell carcinoma. The combination of Ameluz® with light treatment is an innovative form of treatment that is classified as photodynamic therapy (PDT). The product information authorized by the EMA expressly states the significant superiority of Ameluz® in the removal of keratosis compared to the direct competitor product, both in conventional light treatment with a special lamp and in application with ordinary daylight. Since January 2017, Ameluz® is also approved in the EU for the treatment of superficial and nodular basal cell carcinomas.

We believe the overall characteristics of Ameluz® in terms of treatment, handling, user-friendliness as well as relatively low recurrence rates of PDT in the treatment of actinic keratoses will lead to the expectation that this treatment option will attract even more attention from dermatologists in the years to come.

In 2017, Biofrontera submitted an application for approval for daylight-PDT with Ameluz® and was granted approval by the European Commission in March 2018. The label extension now includes the treatment of actinic keratoses and field cancerization with daylight-PDT. We believe that daylight-PDT can be a cost-effective and painless alternative to traditional PDT treatment with a special lamp. The topically applied drug is activated by natural or artificial daylight. As daylight-PDT does not require the treatment to be carried out in a doctor’s office, it competes directly with self-applied topical drugs, which are used much more widely in Europe. As a result, Ameluz® is also reimbursed by the statutory health insurers in Germany for use with daylight-PDT, whereas use of the drug with conventional PDT is generally not reimbursed. The results of the follow-up phase of the clinical comparison study on daylight-PDT with Ameluz® and Metvix® were included in the product information (SmPC) in March 2020. The company expects that the significantly superior efficacy in the EU label compared to Metvix® one year after treatment will further enhance the market positioning of Ameluz® in Europe.

In March 2020, the European Commission granted a label extension for Ameluz® to cover the treatment of mild and moderate actinic keratoses by photodynamic therapy with Ameluz® not only on the head, but also on the extremities and trunk/neck. The extension of the approval by the European Commission followed a positive vote by the EMA and is based on the results of a Phase III study involving 50 patients. The patients were treated with Ameluz® on one randomized side of the body and placebo on the other side. If lesions remained on both sides of the body, PDT was repeated three months later. The results for the primary regulatory endpoint show that Ameluz® was significantly superior (p<0.0001) to placebo based on a mean total lesion clearance rate of 86% versus 33%. In this study, the average lesion recurrence rate 12 months after Ameluz® treatment was 14.1% compared to 27.4% after placebo. The company expects that this label extension will also further strengthen the market position of Ameluz® in Europe.

In May 2016, Biofrontera received the marketing approval for Ameluz® in the United States. The approved indication is for “AMELUZ® gel, in combination with photodynamic therapy (PDT) using BF-RhodoLED® lamp, a narrowband, red light illumination source, is indicated for lesion-directed and field-directed treatment of actinic keratoses (AKs) of mild-to-moderate severity on the face and scalp.” As the approval in the United States includes a combination of drug and lamp according to FDA guidelines, Biofrontera has developed its own PDT lamp, the BF-RhodoLED®. In order to meet the strict requirements of the FDA for the production of a Class III medical device, production of the lamp was transferred to Biofrontera Pharma GmbH in 2016 as part of the FDA approval process and is now carried out at our company’s headquarters in Leverkusen. This makes Biofrontera the responsible manufacturer from the perspective of the regulatory authorities. In the EU, this lamp was CE-certified in 2012, which also required ISO 9001 and ISO 13485 certifications for the entire company. The ISO certification was renewed in 2019 at regular intervals.

Our BF-RhodoLED® is a red-light lamp specifically designed for photodynamic therapy, and uses LEDs emitting red light at a wavelength of approximately 635 nm to activate the photosensitizer.

We believe our BF-RhodoLED® lamp combines a controlled and consistent emission of light at the required wavelength with simplicity of design, user-friendliness and energy efficiency. Our BF-RhodoLED® lamp contains a fan used to blow air over the treated skin surface and power settings for the fan. In the model used in the EU, our lamp also allows adjustment of the light intensity during photodynamic therapy in order to reduce discomfort experienced during the treatment. Our BF-RhodoLED® lamp is currently distributed throughout the EU. Our lamp is approved in the U.S. by the FDA as a combination product for use in treatment with Ameluz® for lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp.

Actinic keratosis

Non-melanoma skin cancer and its precursor actinic keratosis (AK) is the principal market for our flagship prescription drug Ameluz®. Actinic keratoses are superficial potentially pre-cancerous skin lesions caused by chronic sun exposure that may, if left untreated, develop into a form of potentially life-threatening skin cancer called squamous cell carcinoma. Actinic keratoses typically appear on sun-exposed areas, such as the face, bald scalp, arms or the back of the hands, and are often elevated, flaky, and rough in texture, and appear on the skin as hyperpigmented spots.

These skin lesions occur not only isolated, but in many cases also over a large area. Such an area of the skin is called field cancerization. In this case, visible and not yet visible skin damage can be in direct proximity to each other on the affected skin areas. In about one in ten patients with AK, a malignant form of non-melanoma skin cancer (squamous cell carcinoma) can develop from a skin lesion or in its vicinity. Even AK that are not yet visible already carry a high risk of transitioning into squamous cell carcinoma.

It is believed that lifetime doses of ultraviolet (UV) radiation play an important role in the development of AK. Over many years, UV radiation damages the skin cells, which then mutate and proliferate, which can lead to abnormal keratinization (hyperkeratosis). This is why AK occurs most frequently in older people: in Germany, for example, more than 11 out of every 100 people between the ages of 60 and 70 are affected. Men are more frequently affected than women, since it is not uncommon for men to work outdoors and thus be exposed to the sun, usually without protection. Particularly at risk are, for example, farmers and forestry workers, roofers, carpenters, gardeners and lifeguards. In addition to age and gender, other factors can promote the development of AK. These include a fair skin type, severe sunburns, or treatment with medications that weaken the immune system.

Therapy options for the treatment of actinic keratosis

Because actinic keratosis can develop into squamous cell carcinomas, actinic keratosis is classified by The European Academy of Dermatology and Venereology and the American Academy of Dermatology as a tumor that requires treatment. In order to minimize the risk of developing cancer, AK must be detected and treated early.

Actinic keratoses are treated using a wide range of methods. The traditional methods of treating actinic keratoses are cryotherapy (or the deep freezing of skin with liquid nitrogen); simple curettage; self-administered prescription topical medications (usually creams, gels, or solutions containing active ingredients that must be applied to the damaged areas of the skin, usually regularly over an extended period of time); and combining a drug with photodynamic therapy (PDT). When deciding on the treatment option, the physician takes into account the disease progression to date, the extent of the existing skin damage, and the patient’s condition (age, possible existing concomitant diseases, medications to be taken).

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

Topical prescription products such as 5-fluorouracil cream, or 5-FU, can be irritating and require twice-a-day application by the patient for approximately 2 to 4 weeks, which may result in inflammation, redness and erosion or rawness of the skin. Following the treatment, up to several weeks of healing may be required. Imiquimod or diclofenac, other topical prescription products, require extended applications of cream, lasting up to 3 or 4 months, during which the skin may become very red and inflamed. Tirbanibulin is a newly approved topical, approved by the FDA in December 2020.

International treatment guidelines list photodynamic therapy as the “gold standard” for the field-directed treatment of actinic keratoses. In this process, a gel containing the active ingredient, such as Biofrontera’s Ameluz®, is first applied to the affected areas of skin. The active ingredient is preferentially absorbed by cells with high metabolic activity, such as cancer cells and their precursors, and converted into its light-activatable form. As a result, they become more light-sensitive and are destroyed within a few hours by targeted illumination, while healthy skin cells remain unharmed. The dead cells are broken down and the skin renews itself. Usually, no scarring remains and the appearance of the skin visibly improves over the next weeks and months.

Market overview and competitive landscape in Germany

Germany is Biofrontera’s single largest European sales market. In Germany, around 1.7 million people annually are treated by dermatologists for AK, which represents around 2 to 3% of the total population. However, the number of people suffering from the disease is probably higher. In 2020, a total of 814,410 prescriptions were issued for the treatment of AK (previous year: 831,073). Self-applied topicals such as prescription creams and gels containing active ingredients were used most widely, taking a market share of 92.9%, followed by PDT (the combination of a topically applied drug with light therapy) at 7.1% (previous year: 93.4% and 6.6%, respectively). Due to the impact of the COVID-19 pandemic and the market exit of a widely used topical drug at the beginning of 2020, the overall AK market declined by 2% in 2020. However, PDT treatments were able to slightly increase market share in the process, we believe mainly due to the growth in sales of Ameluz®.

The chart below displays the relative percentages of these actinic keratosis treatments in Germany in 2020 based on data accessible from RPI, NVI, ODV and Insight Health:

Although the total number of cryotherapy or simple curettage treatments for actinic keratosis in Europe is not publicly accessible, we believe that in Europe only a small number of patients with actinic keratosis are treated with cryotherapy or simple curettage treatments.

Based on our estimates and analysis of market data accessible from RPI and Insight Health, in Germany, the largest European market for Ameluz®, our market share in the PDT drug segment was approximately 62.3% in 2020, compared to approximately 57.0% in the previous year. The continued uptake of daylight PDT has allowed Ameluz® to prove itself as a strong leader in the PDT market against competing products. We estimate that daylight PDT will continue to capture additional market share previously reserved for self-applied topical creams. The fact that Ameluz® is reimbursed in Germany by statutory health insurers when prescribed for daylight PDT is particularly important. Thus, the number of patients who have access to treatment with Ameluz® has multiplied, which is also reflected in an increase in prescriptions for Ameluz® in Germany of around 17% in 2020.

The chart below shows the relative percentages of the PDT market share in 2020:

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

There are a few other companies that are selling photodynamic therapy agents other than Ameluz® for the treatment of actinic keratoses and certain other skin conditions. Our major competitor in the EU is methyl aminolaevulinate (160mg/g) (MAL) Metvix®/Metvixia®, a drug owned and distributed by Galderma S.A., which is used in photodynamic therapy with red light. Its approved indications include: the treatment of thin or non-hyperkeratotic and non-pigmented actinic keratoses on the face and scalp when other therapies are considered less appropriate; the treatment of superficial and/or nodular basal cell carcinoma unsuitable for other available therapies due to possible treatment related morbidity and poor cosmetic outcome, such as lesions on the mid-face or ears, lesions on severely sun damaged skin, large lesions, or recurrent lesions; and the treatment of squamous cell carcinoma in situ (Bowen´s disease) when surgical excision is considered less appropriate. Metvix® is indicated in adults above 18 years of age. As described above, we believe that the extensions of our indications in the EU for Ameluz® to include daylight photodynamic therapy (2018) and treatment of AK on areas other than the face and scalp (2020) has allowed Ameluz® to better compete with Metvix® and Luxerm® and with other topical prescription drugs, which are widely used in Europe, and have been leading to improved revenue in Germany and other EU countries.

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

We believe that only a small proportion of patients in the EU who could be treated with medication in combination with photodynamic therapy are currently being so treated because dermatologists in the EU favor topical prescriptions, which require the least amount of work from medical practitioners (since no office procedure is required). In the EU, cryotherapy is not a common practice due to its limited efficacy, high recurrence rates and the lack of reimbursement. Photodynamic therapy for actinic keratosis is not reimbursed in all markets in the EU. Particularly in those countries where dermatology is mostly a hospital-based discipline, dermatologists typically treat basal cell carcinoma (and not actinic keratosis). We expect sales of Ameluz® to increase in the EU because of the greater benefits demonstrated in clinical trials, better cosmetic results compared to other treatment options, and the extension of indications to field cancerization, daylight-PDT and basal cell carcinoma in addition to actinic keratosis on the face and scalp as well as on the neck/trunk and extremities.

Market overview and competitive landscape in the United States

The United States represents the most important pharmaceutical market in the world and is also Biofrontera’s major sales market. According to the Skin Cancer Foundation, actinic keratosis currently affects approximately 58 million people in the United States. In 2020, a total of 12.7 million treatments for actinic keratosis were performed. The U.S. market for actinic keratosis treatment differs significantly from the European market. In the United States, the most common treatment for actinic keratosis remains cryotherapy, with approximately 11.0 million procedures performed per year in 2020 and an 86.3% market share. Topical drugs for the treatment of AK took a market share of about 11.9% with about 1.5 million prescriptions in 2020, followed by PDT drugs with about 227,000 prescriptions at 1.8%.

The chart below displays the relative percentages of these actinic keratosis treatments in the United States in 2020:

Simple curettage is generally not used to treat actinic keratosis in the United States. As in Germany, the overall market, i.e. the number of total AK treatments, declined in 2020 due to the COVID-19 pandemic. In the United States, we saw a decline of 15.6% in AK treatments compared to the previous year (15.1 million AK treatments). Rising infection rates and the resulting official recommendation by the American Academy of Dermatology to provide patients with remote diagnosis and treatment (telehealth) led to significantly declining patient numbers and widespread, albeit temporary, closures of physicians’ offices.

Based on our estimates and analysis of market data accessible from CMS and IQVIA, we believe that Ameluz® achieved an estimated market share for PDT drugs of 24.5%, compared with approximately 22.6% in 2019. We were thus able to improve our market positioning vis-à-vis the competing PDT product notwithstanding the COVID-19 pandemic.

The chart below shows the relative percentages of the PDT market share in the United States in 2020:

Our goal is to continue to improve the market positioning of Ameluz® to become the leading PDT drug for the treatment of AK in the United States. In addition, we see the opportunity to expand the PDT market as a therapy for the treatment of actinic keratosis as the first option compared to cryotherapy, especially in patients with more than 15 lesions. We believe dermatologists have favored cryotherapy to treat actinic keratosis; however, we believe that there is treatment guideline pressure towards field-directed therapy (as opposed to single lesion therapy), which may also help support use of photodynamic therapy treatments.

The primary competing PDT drug Levulan® has been approved for the treatment of minimally to moderately thick actinic keratosis of the face or scalp in combination with PDT with a blue light source since 1999. Levulan® was the only FDA-approved product on the U.S. market for the PDT treatment of actinic keratosis (in accordance with the applicable prescribing information) until our company launched Ameluz® in the United States in October 2016 (Galderma sold Metvix® in the U.S. market only for a short period and withdrew the product in 2013).

In addition, in August 2017, we agreed with the FDA on recommended revisions for our clinical trial to support extending Ameluz® PDT for the treatment of superficial basal cell carcinoma in the United States. We commenced patient recruitment in 2018. Due to the nature of the study protocol mandated by the FDA, we expect the recruitment process will likely take a considerable amount of time. Only if we obtain FDA approval for such label extension can we market the product for treatment of basal cell carcinoma. If we obtain FDA approval for such label extension, we anticipate that Ameluz® would be at that time the only drug in the United States for the treatment of superficial basal cell carcinoma with PDT.

We anticipate that our ability to compete in the PDT-market will be based upon such factors as:

●	the efficacy from treatment with Ameluz® photodynamic therapy;

●	the recurrence rates from treatment with Ameluz® photodynamic therapy;

●	the ease of administration of our formulation for photodynamic therapy;

●	the ability of our drug to provide both lesion- and field-directed treatment;

●	the cost of our drug and the type and cost of our photodynamic therapy light device;

●	the number of required doses;

●	the cosmetic outcome and improvement of skin impairment; and

●	our continued efforts to develop further indications.

Based on the above market and competitive analysis, we believe there is substantial market potential and room for growth in the U.S. and we believe that this data provides the best information available to us relating to the present market for actinic keratosis treatments in the United States. We also base our business planning activities on these data.

Market Overview for Treatment of Basal Cell Carcinoma

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

Xepi®

The acquisition of Cutanea in March 2019 enabled Biofrontera to market another FDA-approved drug that has been introduced in the U.S. market. Xepi® (ozenoxacin cream, 1%) is a topical prescription medicine approved for the treatment of impetigo due to Staphylococcus aureus or Streptococcus pyogenes. Xepi®’s mechanism of action involves the inhibition of bacterial DNA replication enzymes, DNA gyrase A and topoisomerase IV. Ozenoxacin has been shown to be bactericidal against S. aureus and S. pyogenes organisms. Because of this dual mechanism of action, Xepi® is believed to show a low overall the frequency of resistance. Studies have shown thatoverall, the frequency of resistant mutants selected by ozenoxacin is ≤10-10. In clinical studies ozenoxacin has been shown to be active against most isolates of the following microorganisms, both in vitro and in clinical infections of impetigo caused by Staphylococcus aureus (including methicillin-resistant isolates) and Streptococcus pyogenes. The approved indication is the topical treatment of impetigo due to Staphylococcus aureus or Streptococcus pyogenes in adult and pediatric patients 2 months of age and older.

Impetigo is a common and highly contagious bacterial skin infection caused by bacteria. The bacteria that can cause impetigo include Group A beta-hemolytic streptococcus and Staphylococcus aureus. It occurs most frequently in children 2 to 5 years old, but people of any age can be affected. Impetigo causes red sores that most often appear on the face, neck, arms, and legs. These sores can turn into blisters that open and form a yellowish crust. Transmission of the disease is by direct contact and poor hygiene can increase the spread. Anyone can get impetigo, and a person can get it more than once. Although impetigo is a year-round disease, it occurs most often during the warm weather months.1 There are more than 3 million cases of impetigo in the United States every year.

1 How to Treat Impetigo and Control This Common Skin Infection | FDA

Possible complications of impetigo2 can include:

●	Worsening or spreading of the infection
●	Scarring, which is more common with ecthyma

Impetigo caused by beta-hemolytic strep bacteria can cause:

●	Kidney damage (poststreptococcal glomerulonephritis)
●	Fever, joint, and other problems (rheumatic fever)

Although impetigo rarely leads to serious complications, effective treatment with drugs like Xepi® can shorten how long impetigo lasts.

Treatment decisions should consider resistance pattern of S. aureus as antibiotic ineffectiveness resulting from bacterial resistance makes infections more difficult to control, worsens prognosis, and increases healthcare costs. Increasing resistance to known antibiotics is a serious concern for doctors. The World Health Organization has declared antimicrobial resistance as one of the top 10 global public health threats facing humanity. The cost of resistance to our economy and health system is significant. In a 2009 study titled “Hospital and Societal Costs of Antimicrobial Resistant Infections in a Chicago Teaching Hospital: Implications for Antibiotic Stewardship,” 13.5% of patients had antimicrobial resistance resulting in a 6.5% attributable mortality rate and a per patient incremental cost of $100,000 per resistant infection. If impetigo spreads to a community it may also trigger the spread of resistant strains, such as methicillin-resistant staphylococcus aureus (MRSA), with poor prognoses for patients over time. According to the FDA, 90% of MRSA community acquired infections present as skin and soft tissues infections, whereby patients infected with MRSA are 64% more likely to have complications than those infected with the non-resistant forms. In the United States, it is believed that 78% of bacterial skin and soft tissue infections are due to MRSA.3

The market for topical antibiotics for the treatment of impetigo is driven by generics with mupirocin being the top choice of topical antibiotics across all specialties. Before the COVID-19 pandemic, the mupirocin market was growing with a CAGR of 7.1% and is down 8.3% compared to 2019.

In 2020, over 13 million prescriptions were written for mupirocin for a range of conditions. According to prescription data from IQVIA, dermatologist account for approximately 12% of the annual topical antibiotic prescriptions written or about 1-1.3 million prescriptions. As our focus is on the dermatology market, we believe we can capture a significant portion of the dermatologists antibiotic prescriptions relating to the applicable indication and generate significant revenues.

The chart below displays the utilization of mupirocin by specialty in 2020:

Considering the above market analysis, we believe there is a considerable growth potential for Xepi®.

2 From CLS link to Johns hopkins Impetigo | Johns Hopkins Medicine

3 Antimicrobial resistance (who.int); Hospital and Societal Costs of Antimicrobial-Resistant Infections in a Chicago Teaching Hospital: Implications for Antibiotic Stewardship | Clinical Infectious Diseases | Oxford Academic (oup.com);

Belixos®

Belixos® is not sold in the United States. It is a modern active cosmetic product specially developed for sensitive and irritated skin. Biofrontera’s patented biocolloid technology, which optimizes epidermal penetration, makes the products unique: pure herbal biocolloids combine with medicinal plant extracts to form an extraordinary combination of active ingredients with a proven depth effect. The Belixos® series includes the following products: Belixos® Liquid and Belixos® Protect.

Belixos® products are manufactured according to stringent quality and environmental regulations. They are free of paraffins, parabens, ethyl alcohol, animal products, dyes and fragrances that may have negative dermatological effects. Its skin compatibility was certified as “very good” by the independent “Dermatest” Institute. Belixos® is obtainable in Europe in selected pharmacies, dermatological institutes and from the online retailer Amazon on Amazon’s non-U.S. platforms (but is not available in the United States).

Revenues from the sale of Belixos® contribute a negligible amount to our company’s total revenue.

Sales and marketing

At the start of 2020, our company completed organizational restructuring measures. Following the reorganization of the operational management of our subsidiary Biofrontera Inc., we also announced an organizational restructuring of our sales organization in Europe. As a result of the 2020 changes, Biofrontera’s global sales organization now has two divisions: sales and marketing in the U.S., Biofrontera’s largest market, and unified management of all sales organizations in Europe.

USA

We commercially launched Ameluz® in the United States in October 2016. Our distribution of Ameluz® in the United States is handled by our subsidiary Biofrontera Inc. In the reporting period, we filled all key positions in the United States locally and further developed distribution structures. Our U.S. sales and marketing team currently consists of approximately forty employees. The sales force is supported by our Scientific Advisory team, our Market Access and our Customer Service Team. Since its launch in the United States, we have sold €50 million of Ameluz® there, establishing the product in the market. In March 2019, Biofrontera acquired all shares of Cutanea and was thus able to expand its sales in the United States with another FDA-approved drug, Xepi®.

Germany and Europe

With its central European approval, Ameluz® can be sold and distributed in all EU countries as well as in Norway, Iceland and Liechtenstein. In many European countries, however, the price and reimbursement status have to be determined before market launch, which can be a lengthy process. This process involves reference pricing and re-imports, that might result in low prices in individual EU countries, which in return can have a negative impact on the entire EU market. This is one of the reasons why the drug is only available in certain EU countries. In these countries the drug is available at pharmacy retail prices ranging from €150 to approximately €220 per 2g tube. In Spain, the price was reduced to €75 by decree of the Ministry, against which our company filed an administrative complaint.

In Europe, Ameluz® and BF-RhodoLED® are marketed in Germany (since 2012), Spain (since 2015) and the UK (since May 2018) by our own sales force. Germany is by far the largest European market for Ameluz®. In other EU countries and in Switzerland, the products are distributed through distribution partners. In Switzerland, independent approval procedures were required, which were carried out by our local marketing partner in collaboration with Biofrontera. The contracts with distribution partners were concluded in such a way that Biofrontera received no or only a moderate down payment and the regional partners buy Ameluz® from Biofrontera at a price that is linked to their own sales price. Depending on the market conditions of a country, Biofrontera’s share of the sales price varies somewhat, but averages 50% of net sales. Overall, however, marketing through Biofrontera’s own sales force has proven to be much more successful in recent years, so that sales to distribution partners now only account for a small percentage of total sales. In this context, during the reporting period, our license and supply agreement agreements with Perrigo Israel for the commercialization of Ameluz® and BF-RhodoLED® in Israel and our license and supply agreement with Desitin Arzneimittel GmbH for the commercialization of Ameluz® and BF-RhodoLED® in Scandinavia were each terminated by mutual agreement.

In December 2020, Biofrontera entered into an exclusive license and supply agreement with Galenica AB, Malmö for the marketing of Ameluz® and BF-RhodoLED® in the Nordic countries. Sales of the products in the Nordic countries are expected to commence in the second half of 2021.

In March 2020, Biofrontera announced that it had signed a non-binding term sheet for an exclusive license and supply agreement with medac GmbH Sp. z o.o., Warsaw, the Polish branch of medac Gesellschaft für klinische Spezialpräparate mbH, for the commercialization of Ameluz® and BF-RhodoLED® in Poland. We expect the definitive license and supply agreement with medac GmbH Sp. z o.o. to be concluded in 2021.

Other regions

In April 2020, Biofrontera AG signed an exclusive license and supply agreement with Maruho Co, Ltd, Osaka, Japan (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. The agreement has a term of 15 years from the start of distribution in the countries covered by the agreement.

Under the agreement, Maruho will receive exclusive development and marketing rights, including permission to sublicense Ameluz® in Japan, China, Korea, India, Pakistan, Vietnam, the Philippines, Australia, New Zealand and surrounding countries and islands (Territory). Maruho is entitled, with the consent of Biofrontera, to conduct its own research and development under the terms and conditions of the licensing agreement. Maruho will grant our company a free and unlimited license for all results of such research and development activities performed by Maruho for commercialization outside the Territory. Under the terms of the license agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho has the obligation to make commercially reasonable efforts to develop, register and market Ameluz® in all countries within the Territory.

Under the agreement, Maruho has made a one-time payment of €6 million to Biofrontera AG. Further future payments will be due upon achievement of certain regulatory and commercial milestones. Maruho will also pay royalties of initially 6% of net sales in the countries of the Territory, which may increase to 12% depending on sales volume and will decrease in case of the introduction of generic products in these countries.

Research and development projects

All research and development activities of Biofrontera regarding the nanoemulsion and Ameluz® are carried out by Biofrontera Bioscience GmbH, which is responsible for clinical studies as well as for the granting, maintenance and expansion of our approvals. Responsibility for the project management of all development activities is assumed internally; individual tasks such as data management and statistics are partially or completely outsourced. The development of the new red-light lamp BF-RhodoLED® XL is the responsibility of Biofrontera Pharma GmbH. Research and development costs for both Ameluz®, the approved drug, and the other research and development projects, with the exception of the further development of the new BF-RhodoLED® XL red light lamp, are recognized as expenses in the period in which they are incurred. In the reporting period, 21 people were employed in research and development as well as regulatory affairs (previous year: 22).

Research cooperation with Maruho Co., Ltd.

On March 19, 2019, the Company signed an agreement to continue its research collaboration with Maruho Co., Ltd. of Osaka, Japan (Maruho) for the development of branded generics. As part of the new project phase, Biofrontera has prepared the formulation of one of four active ingredients investigated in an earlier project phase (phase 1) using Biofrontera’s nanoemulsion for entry into the clinical phase. During the reporting period, the agreement on this phase of the research collaboration expired as planned and is currently not being continued. Biofrontera has a right to use all research results.

Phase II trial for the treatment of mild to severe acne

With regard to seeking possible label extension in the United States for Ameluz® to treat acne, Biofrontera has prepared a corresponding development plan for the indication extension and received feedback from the FDA on the design of the necessary clinical trials. The study program is expected to start with a Phase IIb trial in the second half of 2021.

Phase III trial for the treatment of actinic keratoses on the extremities or trunk/neck

Based on the positive assessment of the Committee for Medicinal Products for Human Use (CHMP) of the EMA in February 2020, the European Commission granted the formal extension of approval in March 2020. The extended approval of Ameluz® now also includes the treatment of mild and moderate actinic keratoses on the extremities and trunk/neck with photodynamic therapy.

Based on the data for the European label extension, Biofrontera has also held discussions with the FDA about expanding the label for Ameluz® in the United States to include the treatment of AK in the extremities and trunk/neck. The FDA proposed an additional clinical trial before it would consider any label extension of Ameluz® to include additional body regions. The study protocol will be coordinated with the FDA prior to the start of the clinical trial. Patient recruitment is expected to start prior to the end of 2021.

Phase I trial / pharmacokinetics study with Ameluz®-PDT

In October 2020, our company was able to complete the phase I pharmacokinetics study (PK study), which tested the safety of photodynamic therapy with simultaneous use of three tubes of Ameluz® on larger or multiple areas. Subsequently, the study data were analyzed, the study report was written and incorporated into the registration dossier (NDA). In February 2021, our company announced that it had submitted an application to the FDA to amend the product information, which currently limits use to one tube of Ameluz® per treatment.

The maximum use PK study included 32 patients with actinic keratoses on larger or multiple areas who received PDT treatment with a total of three tubes of Ameluz® on either the face/scalp or extremities/torso/neck. Ameluz® was applied in accordance with the currently approved treatment protocol, except that 60 cm2 of skin area was treated with three tubes of the drug. Illumination was performed after 3 hours of occlusion time, using either one or two BF-RhodoLED® lamps simultaneously, depending on the number and location of the treatment area(s). The study was conducted at a specialized Phase I dermatology facility in Texas/USA.

The objective of the study was to investigate the amount of the active ingredient that enters the blood after three complete tubes of Ameluz® have been applied to the skin, in order to evaluate safety in this regard. In addition, other parameters relating to the safety of patients undergoing this treatment were investigated. These results will enable Biofrontera as well as the regulatory authority to assess whether simultaneous treatment with three tubes could result in risks for patients.

Development of the BF-RhodoLED® XL lamp

Biofrontera is developing the BF-RhodoLED® XL to allow the application of Ameluz® on larger areas as well as the simultaneous illumination of several interspersed lesions. Furthermore, if developed and approved, the BF-RhodoLED® XL could offer a significantly improved user experience with highly customizable settings. Combined with what we believe is a modern and high-quality design, if the lamp is approved by the FDA we would expect favorable customer reaction in the United States, and thus an increase in Ameluz® sales. Following delays in our first production batch of the lamp due to supply delays of parts caused by the COVID-19 pandemic, we submitted application for approval to the FDA in March 2021.

Phase III trial for the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in combination with our red-light lamp BF-RhodoLED® in the United States.

To further increase our growth potential in the U.S. market in the medium term, we are currently conducting a clinical trial in the United States for the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in combination with our BF-RhodoLED® lamp. We have been working intensively on patient recruitment since September 2018. However, due to the demanding study protocol mandated by the FDA, the recruitment process will likely take a considerable amount of time. Patient recruitment is expected to be completed in the beginning of 2022. If in the future, after such clinical trial, the FDA approves such indication, we expect that Ameluz® would be the only drug in the United States for the treatment of superficial BCC with PDT.

Group structure

As of December 31, 2020, the Biofrontera Group (hereinafter also called “Biofrontera”, “Biofrontera Group”, “Group” or the “Company”) consists of a parent company, Biofrontera AG and 5 (December 31, 2019: 5) wholly owned subsidiaries. The parent company’s headquarters is located in Leverkusen, Germany.

Effective March 25, 2019, Biofrontera acquired all shares of Cutanea and its subsidiaries Dermarc LLC and Dermapex LLC through a newly founded U.S.-company Biofrontera Newderm LLC. Cutanea and its subsidiaries as well as Biofrontera Newderm LLC, were merged with and into Biofrontera Inc. at the end of 2019. While Biofrontera Inc. has assumed all commercial activities relating to our product sales in the United States, Biofrontera Bioscience GmbH oversees and administers all regulatory tasks relating to our business.

Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH and Biofrontera Neuroscience GmbH are located at our parent company’s headquarters in Leverkusen, Germany. Biofrontera Inc.’s headquarters are in Woburn, Massachusetts, USA.

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

Patents

The Company maintains five different company-owned patent families worldwide. Our patents are held by Biofrontera Bioscience GmbH.

The patent families refer to our technologies related to our nanoemulsion, photodynamic therapy (PDT) and migraine prophylaxis.

Nanoemulsion

We have been issued patents for our nanoemulsion technology in Europe (for France, Germany, Italy, Spain, Switzerland/Liechtenstein, and the UK), Australia, Belarus, Canada, Chile, China, Hong Kong, Israel, Japan, Mexico, New Zealand, Russian Federation, South Africa, Singapore, and the Ukraine. Patent protection in these jurisdictions will expire on December 21, 2027. Patent applications have been filed and are pending in the United States. Patent applications in the United Arab Emirates were discontinued in 2020.

On November 12, 2019 protection for the patent family describing the combination of nanoemulsions with aminolevulinic acid hydrochloride, the active ingredient in Ameluz®, expired. However, Ameluz® continues to be protected by the nanoemulsion technology patent family, which continues until December 2027, although the corresponding patent application in the United States is still pending. This patent has not yet been and possibly may never be granted in the US and thus will not provide patent protection for Ameluz® in this market. However, we believe that the risk presented by future generic competition is mitigated by specific challenges in developing generic topical dermatological products, including regulatory hurdles. As part of Biofrontera’s patent strategy to further protect Ameluz®, additional patent applications have been submitted (see below).

Photodynamic therapy

A new international patent application “Photodynamic therapy comprising two light exposures at different wave lengths” was filed with the European Patent Office (EPO) on August 23, 2018. All countries that were members of the PCT (Patent Cooperation Treaty) on the filing date (including the United States) were designated in the application. The international publication of the application was published on February 27, 2020. Entry into the regional/national phase is initiated for the EU, United States, Japan, Australia, China, Hong Kong, New Zealand and Singapore.

Another international patent application titled “Illumination for photodynamic therapy” was filed with the EPO on June 5, 2019. Again, all states which were contracting states of the PCT at the date of filing of the PCT application were designated in the application.

On November 17, 2020, the national phase was initiated in the United States. On December 10, 2020, the international application was published.

Additionally, another new patent application “Illumination device for photodynamic therapy, method for treating a skin disease and method for operating an illumination device” was filed in the US on October 15, 2020.

Migraine prophylaxis BF-1

An international patent application regarding anti-migraine compounds and their use was submitted to the EPO, the European Patent Office. Patents were granted to the Group in Europe (nationalized for Germany, Spain, France, United Kingdom, Italy) and the United States. Patent protection expires on January 31, 2034.

Xepi®

The drug product Xepi®, in-licensed by Biofrontera, is protected by two patent families in the United States as well as other countries. As far as the United States is concerned, patent protection exists for the drug substance until November 9, 2023, for the composition of Xepi® until January 29, 2032 and for the treatment of impetigo, for which it is approved, until December 15, 2029.

The patent rights include an issued U.S. composition of matter patent and three issued U.S. formulation and method of use patents, as well as issued counterpart formulation and method of use patents in Canada and Mexico, and a pending counterpart formulation and method of use application in Mexico. Such patents are directed to Quinolonecarboxylic acid derivatives or salts thereof and pharmaceutical topical compositions related thereto. Rights to generic applications of such patents were retained by Medimetriks Pharmaceuticals, Inc. under that company’s original license agreement with Ferrer Internacional, S.A.

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

Commercial Partners and Agreements

In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a significant shareholder of our company. The term of our agreement with Maruho initially expired on December 31, 2017 and was extended to March 31, 2018 and has since expired. On March 19, 2019, our company signed an agreement to continue its research collaboration with Maruho for the development of branded generics. As part of the new project phase, Biofrontera has prepared the formulation of one of four active ingredients investigated in an earlier project phase (phase 1) using Biofrontera’s nanoemulsion for entry into the clinical phase. In 2020, the agreement on this phase of the research collaboration expired as planned and is currently not being continued. Biofrontera has a right to use all research results. In April 2020, Biofrontera signed an exclusive license and supply agreement with Maruho for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. The agreement has a term of 15 years from the start of distribution in the countries covered by the agreement. For more information, see “Business — Our Research and Development Plans — Our Development Collaboration with Maruho.”

In 2020, we ended the license and supply agreement with Desitin Arzneimittel GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Denmark, Sweden, and Norway.

In December 2020, we entered into an exclusive license and supply agreement with Galenica AB, Malmö, Sweden for the marketing of Ameluz® and BF-RhodoLED® in the Nordic countries. Sales of the products in the Nordic countries are expected to commence in the second half of 2021.

We have a license and supply agreement with Pelpharma Handels GmbH to market and sell Ameluz® and the BF-RhodoLED® lamp in Austria.

In March 2020, Biofrontera announced that it had signed a non-binding term sheet for an exclusive license and supply agreement with medac GmbH Sp. z o.o., Warsaw, the Polish branch of medac Gesellschaft für klinische Spezialpräparate mbH, for the commercialization of Ameluz® and BF-RhodoLED® in Poland. We expect the definitive license and supply agreement with medac GmbH Sp. z o.o. to be concluded in 2021.

We have a license and supply agreement with Louis Widmer SA in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Switzerland and Liechtenstein. The license and supply agreement with Perrigo Israel Agencies Ltd. in which we have granted a distribution license for Ameluz® and the BF-RhodoLED® lamp in Israel, the West Bank and the Gaza Strip was terminated in 2020.

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

Biofrontera Pharma GmbH has an agreement with Midas Pharma GmbH (“Midas”) to obtain 5-aminolevulinic acid hydrochloride (5-ALA), the active pharmaceutical ingredient contained in Ameluz®. Midas, located in Germany, relies on a sub-contractor, located in Italy, to manufacture the 5-ALA that it supplies to Biofrontera Group. 5-ALA provided by Midas is approved for use in the U.S. and the EU. Pursuant to Biofrontera Pharma GmbH’s contract with Midas, Midas supplies, upon request by Biofrontera Pharma GmbH, the volumes of 5-ALA that Biofrontera Pharma GmbH requires according to pre-agreed specifications. Under the agreement, Biofrontera Pharma GmbH is obligated, during the initial contractual period ending December 31, 2021, to purchase a fixed high percentage of its annual requirements of 5-ALA from Midas. After this period, Biofrontera is obligated to purchase no less than certain minimum quantities from Midas per calendar year. The agreement with Midas has an initial term until December 31, 2021, and automatically renews for further two-year periods, unless terminated upon six months’ notice. The agreement may be terminated for good cause without a notice period. The agreement is subject to German law.

Xepi® is produced for Biofrontera solely by Ferrer Internacional S.A., the licensor of Xepi®, which supplied Cutanea, and now supplies Biofrontera, with the finished product under that certain License and Supply Agreement. Under this agreement, Ferrer has granted to Biofrontera the exclusive right to market and otherwise commercialize the products related to the compound Ozenoxacin. The agreement allows us to develop, make, have made, use, register, market, promote, sell, have sold, offer for sale and import Ozenoxacin and pharmaceutical products containing Ozenoxacin for treatment of topical bacterial infections in patients caused by impetigo. We have agreed to pay royalties to Ferrer, with royalty percentages in the mid-to-high single digits based on certain levels of net sales of licensed products sold by us. Under the agreement, we will purchase all our requirements of trade units and samples of products containing Ozenoxacin exclusively from Ferrer or Ferrer’s appointee, and Ferrer has agreed that it will manufacture and supply to us, or cause to be manufactures and supplied to us, all such trade units and samples.

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

Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third party payors, such as government health care programs, statutory health insurances, and commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services and there is no guarantee that we will be able to obtain reimbursement at all for any future products. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, competitive bidding program, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third party reimbursement for our product or product candidates or a decision by a third-party payor to not cover our product or product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

In the U.S., treatment of actinic keratosis with Ameluz® in combination with our BF-RhodoLED® photodynamic therapy lamp is eligible to be reimbursed by the U.S. federal government’s Medicare Program through Part B, which means that dermatologists purchase the drug to treat a patient in their office in combination with our BF-RhodoLED® photodynamic therapy lamp and the doctors can be reimbursed for the cost of the drug after its use to treat a patient. This differentiates Ameluz® from drugs that are reimbursed through the U.S. federal government’s Medicare Program through Part D, which are and distributed through pharmacies. Medicare Part B drugs are reimbursed under the Average Sales Price (ASP) payment methodology. ASP data is calculated based on a formula defined by federal statute and regulation and is submitted to the Centers for Medicare & Medicaid Services (“CMS”) on a quarterly basis. CMS uses the ASP data to determine applicable reimbursement rates for Ameluz under Part B. The Medicare Part B ASP reimbursement for Ameluz® may fall below the cost that some medical providers pay for Ameluz, which could materially and adversely affect the sales of Ameluz.

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

Our principal product is Ameluz®, which is a prescription drug approved for use in combination with photodynamic therapy, or PDT, which we sometimes refer to as Ameluz® PDT. We are currently selling Ameluz® in the United States and in Europe. In Germany, Spain, the UK, and the U.S., we distribute and sell our products through our own sales force. We have agreements with partners to sell Ameluz® and the BF-RhodoLED® lamp in other European countries. We manufacture Ameluz® for worldwide sales using a third-party contract manufacturer in Switzerland. We assemble our BF-RhodoLED® lamp at our corporate headquarters in Leverkusen, Germany.

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

On March 25, 2019, we entered into an agreement with Maruho to acquire 100% of the shares of Cutanea including its subsidiaries Dermark LLC and Dermapex LLC through our wholly owned subsidiary, Newderm. Cutanea had been marketing Xepi®, a prescription cream for the treatment of impetigo, since November 2018.

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 was € 13.0 million, €7.4 million and €8.9 million, respectively. As of December 31, 2020, we had an accumulated deficit of € 165.7 million. Our ability to become profitable depends on our ability to further commercialize our main product Ameluz® and control costs. Even if we are successful in increasing our product sales, we may never achieve or sustain profitability. In the long term, we anticipate increasing our sales and marketing expense as we attempt to exploit the recent regulatory approvals we have received to market Ameluz® in the U.S. and the EU.

Over the past five years, we have funded our operations primarily through the issuance and sale of equity securities, warrant bonds and convertible bonds. We expect to continue to fund our operations over the next several years primarily through our existing cash resources, additional private or public sales of the securities of our company or its subsidiaries, and revenues generated from our operating business. Any equity financing, if needed, would likely result in dilution to our existing shareholders and any debt financing, if available, would likely involve significant cash payment obligations and include restrictive covenants that may restrict our ability to operate our business.

Business performance – year under review

2020 was characterized by the impact of the COVID-19 pandemic. In the reporting period from January 1 to December 31, 2020, Biofrontera was directly affected by the global COVID-19 pandemic starting in mid-March and as a result suffered from reduced sales especially in the United States. However, in 2020 our company has been able to help mitigate the negative impact on our revenue through the down payment we received from Maruho Co., Ltd. (the parent company of a significant shareholder) under the license agreement we entered into with Maruho in April 2020, the fully placed convertible bond 2020/2021 we issued in August 2020, as well as cost reduction measures we introduced at an early stage of the pandemic.

Commercialization of Ameluz® in the United States

Revenue generated from our sales in the United States were €16.6 million in 2020, compared to €23.3 million in 2019, representing a decrease of 29% year-on-year. Revenue includes €0.3 million from product sales of Xepi® (previous year: €0.6 million).

As reported above, Biofrontera was directly affected by the global COVID-19 pandemic from mid-March 2020. From that point on, rising infection rates and the official recommendation of the American Academy of Dermatology to provide patients with remote diagnosis and treatment whenever possible led to significantly declining patient numbers and extensive, albeit temporary, practice closures. In the wake of this, our U.S. sales in particular declined sharply. As a result, Biofrontera Inc., our wholly owned subsidiary in the United States, initiated extensive cost-cutting measures, including headcount reductions. After negligible sales of our products in the United States in April 2020, we observed a slow recovery of our U.S. business again in the summer and later the first signs of stabilization in line with the usual seasonality. In many parts of the U.S., doctors’ offices reopened during the second half of 2020, at least in part, and patients showed increasing willingness to undergo treatment for actinic keratosis. In the fourth quarter of 2020, we again saw a seasonally strong increase in sales, but overall sales in this quarter also remained below the level of the previous year, in part due to the so-called second wave of coronavirus infections.

Commercialization of Ameluz® in Europe

Revenue from product sales in Germany increased by approximately 11% to €5.1 million in 2020 compared to €4.6 million in 2019, despite COVID-19-related restrictions. In the rest of Europe, the pandemic led to a decline in sales, with product sales of €2.1 million in 2020 compared to €2.6 million in 2019.

In Germany, our sales team successfully leveraged an approval extension granted in March 2020 to include the treatment of actinic keratoses on the body and extremities, as well as recent study results, even during the COVID-19 pandemic, promoting the benefits of Ameluz® to dermatologists. In this context, the advantages of daylight PDT, which could be performed in sunny weather without immediate contact with doctors, became particularly evident during the summer months. In Spain, we saw positive sales development at the beginning of 2020 prior to the outbreak of the pandemic, after which business declined sharply due to the strict lockdown regulations imposed in Spain. In the United Kingdom, sales remained at a low level for almost the entirety of 2020 due to the COVID-19 pandemic.

Sales generated by distribution partners in other European countries contributed only a small share to our total sales.

Regional expansion of the commercialization of Ameluz®

On March 13, 2020, we announced that we had signed a non-binding term sheet for an exclusive license agreement with medac GmbH Sp. z o.o., Warsaw, the Polish subsidiary of medac Gesellschaft für klinische Spezialpräparate mbH, for the commercialization of Ameluz® and BF-RhodoLED® in Poland. The term sheet contains terms and conditions regarding the amount of the one-time license fee of about €200,000, the expected term of 5 years, the transfer price for Ameluz® and BF-RhodoLED® as well as the local regulatory responsibilities in Poland.

On April 20, 2020, Biofrontera concluded an exclusive license and supply agreement with Maruho Co, Ltd, Osaka, Japan (the parent of a significant shareholder) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. The agreement has a term of 15 years from the start of sales in the countries covered by the agreement. This partnership gives us the opportunity to generate long-term revenues at low cost and low business risk in markets that we are unlikely to be able to serve with our own resources. As part of the licensing agreement, Maruho made a one-time payment of €6.0 million to Biofrontera AG. In addition, further future payments are dependent on the achievement of certain regulatory and sales milestones as well as royalties on sales.

On December 7, 2020, we announced that our wholly owned subsidiary Biofrontera Pharma GmbH and Galenica AB, Malmö, Sweden, signed an exclusive license and supply agreement for the marketing of both Ameluz® and BF-RhodoLED® in the Nordic countries of Sweden, Norway, Denmark, Finland and Iceland. According to the agreement, Galenica AB of Malmö, Sweden, receives exclusive distribution rights for the Nordic regions, whereby Biofrontera will supply Ameluz® to Galenica at a transfer price of 50% of the expected net revenues. Furthermore, Biofrontera will be responsible for the marketing authorization as well as manufacturing and quality control, while Galenica will handle all aspects of commercialization, local registration and reimbursement in the Nordic countries. Both companies will collaborate on regulatory compliance regarding drug safety (pharmacovigilance). After the amicable termination of the agreement between Biofrontera and the former distribution partner for some of these regions, Galenica is now working towards the reintroduction of the products in Denmark, Sweden and Norway and their initial launch in Finland and Iceland by the middle of next year. In addition, Galenica has a right of first refusal for commercialization in the Baltic States.

Consequences of the COVID-19 pandemic

In 2020, as a result of the COVID-19 pandemic, the number of AK treatments declined, leading to a sharp drop in sales, particularly in our most important sales market, the United States. On March 20, 2020, i.e., shortly after the pandemic spread of the virus became known, our company therefore announced that it would take comprehensive cost-cutting and cost-control measures on a precautionary basis.

As such, short-time work was introduced for all employees in Germany until the end of July 2020. Similar measures were implemented for our subsidiaries in Spain and the UK. Our U.S. subsidiary Biofrontera Inc. also introduced significant cost-cutting measures. We significantly reduced our headcount there and introduced a furlough program, under which all employees were required to take temporary unpaid leave. In addition, the members of the Supervisory Board as well as the Management Board of Biofrontera AG and the management of Biofrontera Inc. voluntarily waived part of their salaries. In addition, in 2020 we reduced costs for training and continuing education, among other things.

While these cost reduction measures were in effect, we were able to continue to ensure compliance with legal requirements from a medical and capital markets perspective as well as disclosure obligations.

Due to the COVID-19 pandemic, the continued challenging business environment has impacted the valuation of some of the Company’s assets and liabilities. During the COVID-19 pandemic, we have focused our sales strategy in the U.S. market on our flagship product Ameluz® and delayed the targeted re-launch to improve the positioning of our in-licensed product Xepi®. The reduced sales of Xepi® led to a reassessment of the medium-term business and earnings prospects for Xepi® and thus to an impairment of the Xepi® license in the first quarter of 2020. To a minor extent, inventories were written down as of December 31, 2020 due to an anticipated expiration of shelf life. Beyond this, no significant risks have arisen in relation to financial instruments, particularly regarding unusual receivables.

Restructuring of the sales structure and the U.S. business

In January, following the reorganization of our U.S. subsidiary Biofrontera Inc., we also restructured the sales and marketing structure in Europe. In the course of this restructuring, Christoph Dünwald resigned from his position as Chief Commercial Officer (CCO) in order to devote himself to new tasks. Biofrontera’s worldwide sales organization now is organized in two divisions: sales and marketing in the United States, Biofrontera’s largest market, and the joint management of all sales organizations in Europe.

Regulatory and clinical progress

Based on a positive assessment by the CHMP of the EMA on February 3, 2020, the European Commission on March 10, 2020 granted the formal label extension for Ameluz® on March 10, 2020, which now also covers the treatment of mild and moderate actinic keratoses (AK) on the extremities and trunk/neck with photodynamic therapy (PDT).

In addition, the results of the follow-up phase of the clinical comparative study on daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC). Ameluz® showed significantly lower recurrence rates after 12 months at 19.5% compared to Metvix® at 31.2%.

In October 2020, the clinical phase of the pharmacokinetics study (PK study) in the United States, which had been underway since the beginning of the reporting year, was concluded with the so-called “last subject last visit”. The PK study tested the safety of photodynamic therapy (PDT) for the treatment of actinic keratoses on larger or multiple areas with the simultaneous use of up to three tubes of Ameluz®. This represents a prerequisite for the treatment of larger body surfaces with multiple tubes of Ameluz®, as well as for the alignment of reimbursement modalities vis-à-vis competing products, and thus could provide an increase in the competitiveness of Ameluz® in all our markets, particularly in the United States. The study report was submitted to the FDA in February 2021 with the objective of removing a restriction in the product information to the use of only one tube per treatment.

Additionally, we were able to bring the development of the new BF-RhodoLED® XL lamp, which enables Ameluz® to be used on larger surfaces, to near completion. However, due to pandemic-related delays in the supply of parts for the production of the first production batch, it was not possible to submit the approval application to the FDA until March 2021.

In 2020, we also continued to pursue patient recruitment for the Phase III trial for the treatment of basal cell carcinoma (BCC) with Ameluz® in the United States.

Although there were fewer (internal and external) employee training activities, we met the standards for ensuring drug quality with a higher number of audits and inspections in our quality management system compared with 2019.

Subscription offers for convertible bonds

On February 26, 2020, our management board, with the approval of our supervisory board, resolved for our company to issue up to 1,600,000 units of the 0.5% qualified subordinated mandatory convertible bond 2020/2024 and up to 1,600,000 units of the 1.00% qualified subordinated mandatory convertible bond 2020/2026. In March 2020, the subscription offer was withdrawn and not implemented due to the disruptions on the capital markets caused by the COVID-19 pandemic.

To ensure short-term liquidity, in August 2020, we issued a 1.0% qualified subordinated mandatory convertible bond 2020/21. The bond issue was fully placed with gross proceeds of €7.9 million. On November 12, 2020, we announced that we would exercise our right of mandatory conversion pursuant to Section 8 (2) of the bond terms and conditions, which was then implemented in 2020.

Components of Our Results of Operations

Revenue

We generate revenue through the sale of our products Ameluz®, Xepi®, BF-RhodoLED® and Belixos® (our cosmetic skin care product).

In Germany, Spain, the UK and the U.S., we distribute and sell Ameluz® through our own sales force and recognize revenue upon shipment to our customers, such as wholesalers or hospitals or physicians. We have entered into license and distribution agreements with a variety of partners in other European countries. According to these agreements, we produce our products and sell them to our distribution or commercial partners at a transfer price, which is a defined percentage of the estimated final sales price in the respective country or territory. Such percentages range from 35% to 50% of the net revenue our sales partners received for our products. Since production of Ameluz® is specific for most countries, we typically produce larger lots for our distribution or commercial partners and ship and invoice them. Our distribution or commercial partners hold inventory and subsequently sell stock over time in their applicable country or territory. We recognize revenue upon shipment to such partners. Upon signing of our license and supply agreements, we also typically receive one-time payments from our distribution partners.

In addition, in March 2019, Biofrontera expanded its product portfolio in the United States with the acquisition of rights to market in the United States the FDA-approved drug Xepi®. We believe Xepi® is the first topical antibiotic in the U.S. that has been approved by the FDA in about 10 years. The approval also includes the treatment of Impetigo. While we believe that Xepi® has market potential, we believe that Ameluz® will remain our most important product in the near future.

Accordingly, the primary factors that determine our revenue derived from our products are:

●	the level of orders generated by our sales force in the United States, Germany, Spain and the UK;

●	the level of orders from our commercial partners;

●	the level of prescriptions and institutional demand for our products; and

●	unit sales prices.

Revenue from the sales of our BF-RhodoLED® photodynamic therapy lamp, which support sales of Ameluz®, and from Belixos®, our over-the-counter line of skin care cosmetics products, is relatively insignificant compared with the revenues we generate through our sales of Ameluz®.

Because traditional photodynamic therapy treatments using a lamp are performed more frequently during the winter, our revenue is subject to some seasonality and has historically been higher during the first and fourth quarters than during the second and third quarters. However, daylight photodynamic therapy is more frequently performed during the summer (and often cannot be performed during the winter). Our recent approval from the European Commission for daylight photodynamic therapy has had the effect of smoothing our revenue from product sales in Europe throughout the year.

In the past, we have also generated revenue from development projects entered into with Maruho. Under a collaboration and partnership agreement we entered into with Maruho, Maruho bore all costs in connection with development work for product candidates, which work was carried out either by our personnel or by subcontractors that we selected. We generated revenue of €0.5 million from this agreement in the fiscal year ended December 31, 2020, €0.7 million from this agreement in the fiscal year ended December 31, 2019 and €0.1 million from this agreement in the fiscal year ended December 31, 2018. This agreement with Maruho was renewed to enter into phase II of the project in March 2019.

From time to time, we also generate revenue from licensing and supply agreements in form of one-time upfront payments (down payment) or milestone payments. In the year ended December 31, 2020, we generated revenue of €6.0 million paid from a down payment by Maruho under a licensing and supply agreement we entered into with it for the development and commercialization of Ameluz® for all indications in East Asia and Oceania.

The following table provides a breakdown of revenue by geographic region for the past three fiscal years:

	2020			2019			2018
€ thousands	Product sales	Revenue from development projects	Revenue from license agreements	Product sales	Revenue from development projects	Revenue from license agreements	Product sales	Revenue from development projects	Revenue from license agreements

Germany	5,159	-	-	4,633	-	-	3,307	-	-
Europe (ex-Germany)	2,104	-	-	2,603	-	-	2.737	-	-
USA	16,589	-	-	23,343	-	-	14,894	-	-
Other regions	-	493	6,000	-	686	-		129	40
Total	23,853	493	6,000	30,579	686	-	20,938	129	40

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

Research and development costs totaled €4.8 million, €4.6 million and €4.4 million for the fiscal years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively.

The following table summarizes the costs of significant projects and reconciling items to arrive at total research and development expenses for the periods shown (in thousands of euros):

	Fiscal Year ended December 31,
	2020	2019	2018
	€	€	€
Clinical studies (external expenses)	1,828	2,030	1,278
FDA and EMA fees	715	657	448
Other expenses	2,246	1,949	2,702

Total Research and development expenses	4,789	4,636	4,428

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

Sales and Marketing Costs

Sales costs consist primarily of salaries, benefits and other related costs for personnel serving in our sales, marketing and business development functions in Germany, Spain, the UK and the U.S. Our sales costs also include costs related to marketing materials as well as sales congresses, industry conferences and similar events conducted to promote our products.

In the fiscal year ended December 31, 2020, sales and marketing expenses saw a significant reduction compared to the previous year. This was mainly due to the cost-saving measures implemented due to the COVID-19 pandemic. In this context, the effects of the cost-saving measures were offset by the non-cash impairment of the Xepi® license in the amount of €2,001 thousand. Sales and marketing costs include the expenses for our sales forces in Germany, Spain, the United Kingdom, and the United States, as well as marketing expenses.

We incurred sales costs of €20.5 million €28.9 million and €17.7 million for the fiscal years ended December 31, 2020, December 31, 2019, and, December 31, 2018, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, investor relations, information technology and human resources. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, investor relations, travel, insurance premiums and depreciation. During the fiscal year ended December 31, 2020, we decreased our general and administrative expenses compared to the previous year. This was mainly due to the cost-saving measures introduced in response to the COVID-19 pandemic and lower legal and consulting expenses.

We incurred general and administrative expenses of €9.1 million, €16.3 million and €12.9 million for the fiscal years ended and December 31, 2020, December 31, 2019, December 31, 2018, respectively.

Stock Compensation

We grant stock options to members of our management board, senior management, and employees. We recognize compensation expense as a charge to operations over the relevant vesting period of the options, which generally is four years.

The aggregate estimated fair value for options issued during the fiscal year ended December 31, 2020 was approximately € 1.8 million as compared to €2.8 million in the fiscal year ended December 31, 2019, and €2.1 million in the fiscal year ended December 31, 2018, which is being recognized over the vesting periods. Total compensation expense recorded related to options during the fiscal year ended December 31, 2020, was approximately €0.3 million. From inception through the fiscal year ended December 31, 2020, we have incurred cumulative compensation expense related to stock options of approximately €1.6 million.

Finance Expense

Finance expense consists of interest income and interest (expense), and foreign exchange gains (losses). Interest income consists of interest earned on our cash and cash equivalents. The interest expenses were the result of interest payments on our warrant bonds outstanding during 2017, and of the compounding of interest on the warrant bonds, using the effective interest method. Interest expenses in the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020, further included interest for the loan under the EIB credit facility (including the second tranche drawn down in February 2019) and convertible bonds, calculated by using the effective interest method. We incurred finance expense of €3.1 million, €2.7 million and €1.8 million in the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively

Other Income and Expenses

Other income and (expenses) in 2020 mainly include the loss from currency translation amounting due to consolidating an intercompany U.S. dollar loan by Biofrontera AG to its wholly owned U.S. subsidiary Biofrontera Inc. for 2020, 2019 and 2018.

Income Taxes

As a result of the net losses we have incurred in each fiscal year since inception, we have recorded no provision for income taxes during such periods. At December 31, 2020, we had net operating loss carry-forwards for German corporation purposes of €134.6 million. Deferred tax assets are generally determined on the basis of the existing income tax rates in Germany. As a result of the German Company Tax Reform Act 2008, the corporation tax rate is set at 15%. When a solidarity surcharge of 5.5% is included, this results in a combined tax rate of 15.8%.

In addition to the corporate tax rate, our company is also subject to a local business tax rate of 8.8% (2019 and 2018: 16.6%). As the business taxes are not deductible as an operating expense, the resulting tax rate is 24.6% (2019 and 2018: 32.5%).

Loss carry forwards have an unlimited carry forward period under current German law.

We are also subject to corporate taxation in the United States.

We are entitled under U.S. federal income tax laws to carry forward any net operating losses incurred from tax years ending on or before December 31, 2018 for a period of twenty years and can offset our net operating losses carried forward against future taxable income. As of December 31, 2020, we had tax loss carryforwards in the U.S. totaling €32.2 million.

The effective income tax rate in the United States was 26% in 2020 (2019: 26%; 2018: 25%).

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

Due to the lack of predictability regarding future taxable profits, the existing deferred tax assets deriving, as a matter of principle, from loss carryforwards and tax-deductible differences were generally not recognized on the balance sheet, in accordance with IAS 12.34. On our balance sheet as of December 31, 2020, however, we capitalized deferred tax assets of €7.5 million as our wholly-owned subsidiary Biofrontera Pharma GmbH had become profitable and is expected to remain profitable such that we will be able to set off respective loss carry-forwards against future profits in accordance with German tax acts.

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

Based on certain assumptions relating to our operations (which assumptions may prove incorrect) and our internal models, we believe that, with respect to the fiscal year ended December 31, 2020, an average 10% appreciation of the U.S. dollar against the euro would have resulted in a decrease of approximately €0.5 million in our net income for such period, whereas we believe that an average 10% depreciation of the U.S. dollar against the euro would have resulted in an increase of approximately €0.4 million in our net income during such period.

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

Comparison of Fiscal Years Ended December 31, 2020 and December 31, 2019

Total revenue

	Fiscal Year ended December 31,		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Germany	5,159	4,633	526	11%
Europe (ex Germany)	2,104	2,603	(499)	(19)%
US	16,589	23,343	(6,754)	(29)%
Other regions	6,493	686	5,807	847%
Total Revenue	30,345	31,265	(920)	(3)%

Biofrontera generated total revenue of €30.3 million in the fiscal year ended December 31, 2020, a decrease of 3% compared to the amount €31.3 million generated in the fiscal year ended December 31, 2019. Revenue from product sales decreased by almost 22% year-on-year to €23.9 million (previous year: €30.6 million).

Our business felt the greatest impact from the COVID-19 pandemic in the United States, where sales fell by 29% to a total of €16.6 million (previous year: €23.3 million). This includes €0.3 million in sales of the new product Xepi® (previous year: €0.6 million).

In the fiscal year ended December 31, 2020, sales in Germany improved by 11% year-on-year to €5.2 million (previous year: €4.6 million). In Germany, our sales team successfully leveraged an approval extension granted in March 2020 to include the treatment of actinic keratoses on the body and extremities, as well as recent study results, even during the COVID-19 pandemic, promoting the benefits of Ameluz® to dermatologists. In this context, the advantages of daylight PDT, which could be performed in sunny weather without immediate contact with doctors, became particularly evident during the summer months. In other European countries, in the fiscal year ended December 31, 2020, total sales decreased by 19% to €2.1 million (previous year: €2.6 million).

in the fiscal year ended December 31, 2020, revenue from other regions amounted to €6.5 million (previous year: €0.7 million) and include €6.0 million in revenue from a down payment from Maruho under the license agreement we entered into with it in April 2020.

Cost of sales

Cost of Sales
	Fiscal Year ended December 31,		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(3,536)	(4,875)	(1,339)	(27)%

Cost of sales was €3.5 million for the fiscal year ended December 31, 2020, compared to €4.9 million for the fiscal year ended December 31, 2019, a decrease in costs of €1.3 million. This decrease resulted primarily from a lower volume of products sold during the period.

Research and development expenses

Research and Development Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	(1,828)	(2,030)	(202)	(10)%
FDA and EMA Fees	(715)	(657)	58	9%
Other research and development expenses	(2,246)	(1,949)	297	15%
Total research & development expenses	(4,789)	(4,636)	153	3%

Research and development expenses were €4.8 million for the fiscal year ended December 31, 2020, compared to €4.6 million for the fiscal year ended December 31, 2019, a slight increase of expenses of €0.2 million, or 3%. The increase in the costs for the clinical studies follows the progress of studies in the U.S. Expenses for regulatory items, including costs related to the granting, maintenance and expansion of our approvals, increased principally as a result of the inclusion of approval fees for Xepi® in the fiscal year ended December 31, 2019.

Research and development costs include the costs of clinical studies, but also the costs of regulatory affairs, i.e. the granting, maintenance and expansion of our label indications and other regulatory approvals.

Sales costs

Sales Costs
	Fiscal Year ended December 31,		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Personnel expenses	(10,520)	(14,048)	(3,528)	(25)%
Trade shows and marketing material	(1,995)	(3,476)	(1,482)	(43)%
Logistics and other	(7,967)	(11,331)	(3,365)	(30)%
Total sales costs	(20,482)	(28,856)	(8,374)	(29)%

Sales costs were €20.5 million for the fiscal year ended December 31, 2020, compared with €28.9 million for the fiscal year ended December 31, 2019, a significant decrease in costs of €8.4 million, or 29%. The decrease in sales and marketing costs was a result of the cost-saving measures that were implemented due to the COVID-19 pandemic.

Sales and marketing costs include the expenses for our sales forces in Germany, Spain, the United Kingdom, and the United States, as well as cost for marketing material such as flyers and promotional materials distributed to physicians, and costs for marketing events such as symposia and scientific meetings.

General and administrative expenses

General and Administrative Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(9,150)	(16,275)	(7,125)	(44)%

General and administrative expenses decreased by 44%, to €9.2 million for the fiscal year ended December 31, 2020, compared to €16.3 million for the fiscal year ended December 31, 2019. This decrease in expenses was due to the cost-saving measures introduced as a result of the COVID-19 pandemic during the fiscal year ended December 31, 2020 and lower legal and consulting expenses.

Specifically, shortly after the spread of the COVID-19 virus became known, our company announced that it would take comprehensive cost-saving and cost-control measures on a precautionary basis. As such, short-time work was introduced for all employees in Germany until the end of July 2020. Similar measures were implemented for the subsidiaries in Spain and the UK. Our U.S. subsidiary Biofrontera Inc. also introduced significant cost-cutting measures, such as a significant reduction in headcount and the introduction of a furlough program, under which all employees were required to take temporary unpaid leave. In addition, the members of the supervisory board as well as the management board of Biofrontera AG and the management of Biofrontera Inc. voluntarily waived part of their salaries. In addition, costs for training and continuing education, among other things, were reduced in 2020.

Interest

Interest income and expense

Interest Income and Expense
	Fiscal Year ended December 31,		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(3,079)	(2,712)	367	14%
Interest Income	411	127	284	224%

Interest expense primarily includes interest for the loan under the EIB credit facility. The interest expense in the fiscal years ended December 31, 2020 and December 31, 2019 was €3.1 million and €2.7 million, respectively, consisting of the following:

in € thousands	2020 Effective interest expenses	2020 Interest expenses	2019 Effective interest expenses	2019 Interest expenses
Convertible bond 2017/2022	26	122	32	136
EIB loan 2017	269	975	202	1.046
EIB loan 2019	33	488	11	457
Purchase price liability (earn-out and start-up costs)	-	750	-	650
Leasing	-	179	-	124
Other	218	20	-	53
Total	546	2.534	245	2.466

Interest income was €411 thousand during the fiscal year ended December 31, 2020, compared with €127 thousand during the fiscal year ended December 31, 2019 and resulted mainly from the fair value valuation of the performance component of the EIB credit facility in the amount of €288 thousand and from the recognition in the income statement of the debt component upon early conversion of the mandatory convertible bond 2020/2021 in the amount of €98 thousand.

Other income and (expense), net

Other Income and (Expense), Net
	Fiscal Year ended December 31,		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	(2,418)	21,184	(23,602)	(111)%

Other income and (expense) totaled €(2.4) million in the fiscal year ended December 31, 2020 compared with €21.2 million in the fiscal year ended December 31, 2019, with the previous year’s amount including non-recurring effects from the acquisition of Cutanea amounting to €21.0 million. In addition, income and (expenses) from currency translation amounting to €(3.6) million (previous year: €0.3 million) are reflected.

Comparison of Fiscal Years Ended December 31, 2019 and December 31, 2018

Total revenue

	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Germany	4,633	3,307	1,346	40%
Europe (ex Germany)	2,603	2,737	(134)	(5)%
US	23,343	14,894	8,449	57%
Other regions	686	169	517	306%
Total Revenue	31,265	21,107	10,178	48%

Revenue for the fiscal year ended December 31, 2019 increased by approximately 48%, to €31.3 million, from €21.1 million for the fiscal year ended December 31, 2018.

During the fiscal year ended December 31, 2019, we recorded €4.6 million of revenue in Germany, which represents an increase of €1.3 million or 40%, compared to the fiscal year ended December 31, 2018. This increase was mainly due to increased adoption of Ameluz®—in particular in combination with daylight PDT—by dermatologists in Germany. We expect our revenue to grow in Germany because in Germany Ameluz®, when used in combination with daylight PDT, is eligible for reimbursement for all patients with public health insurance, which was not previously the case. We expect further sales growth in Europe as a result of the EU-label expansion received in March 2020 to include the treatment of actinic keratoses on the extremities as well as the trunk and neck. In addition, the results of the follow-up phase of the clinical study comparing daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC), which we expect to lead to higher sales in the future.

During the fiscal year ended December 31, 2019, we recorded €23.3 million of revenue in the U.S. This includes sales of €0.8 million from Xepi® and Aktipak®. Revenue in the U.S. in the fiscal year ended December 31, 2019 increased significantly by €8.5 million, or 57%, as compared to the fiscal year ended December 31, 2018 and, as a result, in 2019, the U.S. represented the largest regional market for us. This revenue growth resulted primarily from further expansion of our sales and distribution infrastructure and improved reimbursement for the work performed by dermatologists using PDT. In 2019, the reimbursement in the U.S. for the treatment with Ameluz®, which is based on so-called CPT codes, was increased again, improving the positioning of PDT as a treatment option.

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

Other revenue includes revenue from the development projects with Maruho as well as license agreements and amounted to €686 thousand during the fiscal year ended December 31, 2019, which represents an increase of €517 thousand or 306% compared to the fiscal year ended December 31, 2018. We did not record any license income during the fiscal year ended December 31, 2019. We had €40,000 in license income in the fiscal year ended December 31, 2018.

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

Research and development expenses

Research and Development Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	(2,030)	(1,278)	752	59%
FDA and EMA Fees	(657)	(448)	209	47%
Other research and development expenses	(1,949)	(2,702)	(753)	(28)%
Total research & development expenses	(4,636)	(4,428)	208	5%

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

Sales costs

Sales Costs
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Personnel expenses	(14,048)	(11,493)	2,555	22%
Trade shows and marketing material	(3,476)	(1,870)	1,606	86%
Logistics and other	(11,331)	(4,381)	6,951	159%
Total sales costs	(28,856)	(17,744)	11,112	63%

Sales costs were €28.9 million for the fiscal year ended December 31, 2019, compared with €17.7 million for the fiscal year ended December 31, 2018, an increase in costs of €11.1 million, or 63%.

Sales costs include salaries and other benefits for our sales and marketing teams in the United States, in Germany, in Spain and in the UK, costs for marketing material such as flyers and promotional materials distributed to physicians, and costs for marketing events such as symposia and scientific meetings. The increase for the fiscal year ended December 31, 2019, in sales costs is due to the further expansion of our sales organization in the U.S. as well as sales-related costs incurred at Cutanea in connection with Cutanea’s acquisition and integration into our business.

General and administrative expenses

General and Administrative Expenses
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(16,275)	(12,963)	3,312	26%

General and administrative expenses increased by 26%, to €16.3 million for the fiscal year ended December 31, 2019, compared to €13.0 million for the fiscal year ended December 31, 2018. This increase in expenses was mainly due to the Cutanea acquisition as well as legal fees in the amount of €6.9 million in the fiscal year ended December 31, 2019 (€6.2 million in the fiscal year ended December 31, 2018), relating to lawsuits brought against us by, and by us against, a competitor and against us by, and by us against a shareholder (See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information). These legal costs include an accrual of €1.035 million for legal fees which we expect to be incurred in connection with these lawsuits until the cases are resolved.

Interest

Interest income and expense

Interest Income and Expense
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(2,712)	(1,784)	927	68%
Interest Income	127	25	103	416%

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

Interest expense includes interest for the loan under the EIB credit facility. The increase in interest income in the fiscal year ending December 31, 2019 is primarily due to the drawdown of the additional tranche in February 2019.

Other income and (expense), net

Other Income and (Expense), Net
	Fiscal Year ended December 31,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	21,184	969	20,215	2,086%

Other income (expense), net was €21.2 million for the fiscal year ended December 31, 2019, compared with €1.0 million for the fiscal year ended December 31, 2018. Other income mainly includes the negative difference (bad will) of €14.8 million arising from the purchase price allocation and other income from the assumption of costs agreed to be paid by Maruho under the Share Purchase and Transfer Agreement. In addition, the items include expenses and income from currency translations in the amount of €0.3 million (fiscal year ended December 31, 2018: € 0.7 million).

Liquidity and Capital Resources

We devote a substantial portion of our cash resources to research and development and sales, general and administrative activities primarily related to the commercialization of our products, Ameluz® and BF-RhodoLED® lamp. We have financed our operations primarily with the proceeds of the issuance and sale of equity securities, warrant bonds and convertible bonds and, since May 2017, with proceeds from the EIB credit facility, and supply revenue and licensing income from some of our distribution partners. To date, we have generated supply revenue from direct sales in the U.S., Germany, Spain and the UK as well as from sales to distribution partners in some European countries and , until 2019, Israel.

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

We have incurred losses in each year since inception. Our net loss for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 was € 13.0 million, €7.4 million and €8.9 million, respectively. As of December 31, 2020, we had an accumulated deficit of € 165.7 million.

Cash and cash equivalents amounted to €16.5 million as of December 31, 2020, compared to €11.1 million as of December 31, 2019 and €19.5 million as of December 31, 2018.

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented:

		Fiscal Year ended December 31,
	2020	2019	2018
	€ thousands
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(2,849)	(32,894)	(13,434)
Investing activities	2,873	21,053	(511)
Financing activities	5,948	3,455	22,274
Net increase (decrease) in cash and cash equivalents	5,972	(8,386)	8,329

Operating Activities

For the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018, our net cash used in operating activities was €2.9 million, €32.9 million and €13.4 million, respectively. The decrease in net cash used in operating activities in the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019 was due to the effects from the acquisition and restructuring of Cutanea included in the previous year’s figure.

Investing Activities

For the fiscal year ended December 31, 2020, our net cash from investing activities was €2.9 million, compared to cash from (used in) investing activities of €21.1 million for the fiscal year ended December 31, 2019 and cash used in investing activities of €(0.5) million in the fiscal year ended December 31, 2018. The previous year’s figure includes €22.8 million in liquidity taken over as part of the Cutanea acquisition as well as start-up costs from Maruho. Investments in property, plant and equipment and intangible assets amounted to €0.8 million (previous year: €1.9 million). The net cash used in investing activities in the fiscal years ended December 31, 2018 was primarily for the purchases of tangible and intangible assets.

Financing Activities

Our net cash provided by financing activities was €5.9 million for the fiscal year ended December 31, 2020 compared to €3.5 million for the fiscal year ended December 31, 2019 and €22.3 million for the fiscal year ended December 31, 2018. The cash provided by financing activities in the fiscal year ended December 31, 2020, mainly includes the proceeds from the mandatory convertible bond 2020/2021. The cash provided by financing activities in the fiscal year ended December 31, 2019 was primarily due to the drawdown of a further loan tranche of the EIB loan under the EIB credit facility in the amount of €5.0 million, offset, in part by, lease payments in the amount of €1.2 million. The cash provided by financing activities in the fiscal year ended December 31, 2018 was primarily due to the net proceeds generated from our rights offering of common shares in Germany and our initial public offering of ADSs in the U.S. in February 2018.

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

To date, our company has at all times been able to timely meet its payment obligations. However, we may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13.0 million payment that we must make on July 7, 2022 and a minimum payment of €6.5 million which we must make on February 4, 2024 under the EIB credit facility. We have no committed external sources of funds, other than the EIB credit facility, under which future borrowings were subject to draw conditions, including, the achievement of specified milestones. However, the period during which we could have made additional draws expired on May 19, 2020 and, as a result, we are not able to draw down another loan tranche under the EIB credit facility. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing. For example, under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB (subject to certain exceptions). In addition, while we believe the claims in the DUSA litigation, which is currently scheduled for trial in November and December 2021, lack merit, in the event of an adverse decision, we may not have sufficient funds to pay any significant awards.

If we raise additional funds by issuing equity securities, convertible notes or bonds, or other convertible securities, our shareholders will experience dilution. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. In addition, the recent outbreak of the COVID-19 pandemic has significantly disrupted world financial markets, negatively impacted global market conditions and may therefore reduce opportunities for us to obtain additional funding. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

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

Description of Principal Financing Documents

European Investment Bank Loan Commitment and Security Agreements

On May 19, 2017, we entered into a Finance Contract with EIB, which we sometimes refer to as the EIB credit facility, whereby EIB has committed to lend us up to €20.0 million. The loan terms specify that the amounts drawn will be used to finance up to approximately 50% of specified research and development expenses forecast to be made by us between 2017 and 2020. The key terms of the EIB credit facility are as follows:

●	Term and Availability. The EIB credit facility can be drawn in up to four tranches each in a minimum amount of €5.0 million, each of which matures 5 years from the scheduled date of disbursement for the relevant tranche. The final availability date for the EIB credit facility was May 19, 2020. After that date, we were not able to draw down another loan tranche under the EIB credit facility.

●	Conditions to disbursement. We had drawn the first €10.0 million of the loan commitment in the form of two €5 million tranches in 2017. In February 2019 we drew another tranche of €5.0 million. We did not draw the final tranche of up to an additional €5.0 million as we could not fulfill the requirements for drawing this tranche (such as provide evidence satisfactory to EIB that we have reached consolidated revenues of €35.0 million on a 12-month rolling basis and that we have raised at least an additional €5.0 million in equity financing).

●	Use of Proceeds and Co-Funding Requirement. We are required to use proceeds from the EIB credit facility in order to fund post-marketing level clinical trials to produce data for obtaining regulatory clearance in the EU and U.S. for Ameluz® in different indications and treatment modalities, referred to as the “Project”. In addition, we are required to ensure that we have available, and to expend, our own funds to finance approximately 50% of the Project budget (which is approximately €40.0 million in total). This means that, for any given year we may use the EIB credit facility to finance only approximately 50% of costs related to the Project.

●	Interest. There are three components to the interest we pay under the EIB credit facility: quarterly floating interest payments, a deferred interest payment, and a performance participation interest payment. We make floating interest payments each quarter based on a rate per annum equal to EURIBOR plus 4.00%. The deferred interest and the performance participation interest payments are payable in full when the relevant tranche matures (or on any earlier prepayment date). Deferred interest accrues daily on each €5.0 million tranche at a rate of 6.0% per annum. For each €5.0 million tranche, the performance participation interest amount is equal to the product of EIB’s disbursement date notional equity proportion in respect of such tranche multiplied by our market capitalization on the maturity date of such tranche. The disbursement date notional equity proportion in relation to the outstanding €10.0 million tranche of the loan is 0.64% and the disbursement date notional equity proportion in relation to the outstanding €5.0 million tranche of the loan is 0.20%.

●	Restriction on Debt. We are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB. This restriction is subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases.

●	Events of Default. The EIB credit facility contains a number of provisions allowing EIB to accelerate the payment of all or part of amounts outstanding under the EIB credit facility, including customary acceleration provisions for failure to make payments, inaccuracy of representations and warranties, default on other loan obligations (cross-default), illegality or change of law, and events relating to bankruptcy, insolvency and administration. In addition, EIB may accelerate upon any event or change in condition which in the opinion of EIB has a material adverse effect on our business, operations, property, condition (financial or otherwise) or prospects, or on the business, operations, property, condition (financial or otherwise) or prospects of Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH or Biofrontera Inc.

●	Other Covenants. Subject in each case to certain exceptions, the EIB credit facility contains negative covenants and restrictions, including among others: restrictions on the granting of security, on the provision of loans and guarantees, on the disposal of assets and on a change of business. Furthermore, we must retain 100% ownership of Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH and Biofrontera Inc. and 51% ownership of any other subsidiary whose gross revenues, total assets or EBITDA represent 5% or more of our consolidated gross revenues, total assets or EBITDA. The EIB credit facility also contains affirmative covenants, such as the execution of the Project as described in the EIB credit facility agreement, mandatory periodic reporting of financial and other information and the notification upon the occurrence of any event of default.

●	Cancellation Upon Project Cost Reduction. If it is determined that the total principal amount of the loan drawn by us exceeds 50% of the total cost of the Project, EIB may cancel the undisbursed portion of the loan and demand prepayment of the loan up to the amount by which the loan, excluding accrued interest, exceeds 50% of the total cost of the Project.

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

We granted each bondholder the right to convert its bonds, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €3.50 per share from the date of issuance until March 31, 2017; €4.00 per share from April 1, 2017 until December 31, 2018; and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion price was reduced to €4.75, in August 2020, the conversion price was adjusted to €4.737, and in March 2021 the conversion price was adjusted to €4.716, in accordance with section 11 of the bond terms and conditions. As of December 31, 2020, bonds in a nominal amount of €2,030,800 were converted into the company’s shares. In 2020 no bonds were converted into shares. In the previous year, bonds with a nominal amount of €564,500 €0 were converted into 118,841 shares.

For more information on Convertible Bond II, see Note 10 (Financial Liabilities) to our audited consolidated financial statements for the fiscal years ended December 31, 2020.

Convertible bond 2020/2021

In August 2020, Biofrontera issued a qualified subordinated mandatory convertible bond 2020/2021 from Conditional Capital I. The bond was divided into 2,638,150 bearer bonds with a nominal value of €3.00 each (“bonds”). The term of the bonds began on August 20, 2020 and ends on December 20, 2021. However, in accordance with section 8 (2) of the terms and conditions of the bonds, the Company is entitled to make a mandatory conversion at any time for an unlimited period after the price of the Company’s shares has exceeded €4.50 per share (“mandatory conversion trigger price”).

On November 12, 2020, Biofrontera decided to exercise the right to mandatory conversion in accordance with §8 (2) of the bond terms and conditions.

Accordingly, shares with a nominal value of €2,638,150 Biofrontera AG were converted from the mandatory convertible bond 2020/2021. In this context, €5,179 thousand was allocated to the capital reserve. With the early exercise of the conversion option by Biofrontera, the debt portion outstanding at the conversion date in the amount of €98 thousand was recognized in profit or loss. The capital procurement costs incurred in the amount of €378 thousand were deducted from the capital reserve.

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

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The consolidated financial statements of Biofrontera for the fiscal year ending December 31, 2020 have been prepared in accordance with the International Financial Reporting Standards, or IFRS, of the International Accounting Standards Board, or IASB, and the interpretations of the International Financial Reporting Standards Interpretations Committee, or IFRS IC, and applicable on the balance sheet date.

The assets and liabilities are recognized and measured in accordance with the IFRS that were required on December 31, 2020.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2020 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of the useful lives of non-current assets and the formation of provisions, as well as income taxes. Estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances. They are continuously reviewed but may vary from the actual values.

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

Xepi® is sold directly to specialty pharmacies in the U.S. Sales are recognized net of sales deductions when ownership and control are transferred to the customer. Sales deductions include expected returns, discounts and incentives such as payments made under patient assistance programs. These rebates are estimated at the time of sale based on the amounts incurred or expected to be received for the related sales.

Revenue is recognized when the products are delivered to the respective customers.

In addition, Biofrontera generates sales revenues within the framework of the research and development cooperation with Maruho Co., Ltd. Revenue is recognized over a specific period of time.

Down payments received by Biofrontera for the conclusion of license agreements granting customers a right of use are realized on a point-in-time basis.

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

Belixos® is predominantly distributed in Europe through Amazon’s non-U.S. platforms and pharmaceutical wholesalers. Revenue from Amazon sales is recognized after transfer of control and payment by the customer. For sales to pharmaceutical wholesalers, revenue is recognized upon transfer of control. Based on experience, return rights granted with the sale through Amazon are exercised by customers only in very few cases.

Revenue is recognized net of sales-related taxes and sales deductions. For expected sales deductions, such as rebates and discounts, estimated amounts are taken into account accordingly at the time of revenue recognition. The payment terms for Ameluz® include short-term payment terms with the possibility of cash discounts.

The preparation of the consolidated financial statements for December 31, 2020 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities as reported on the balance sheet date, and revenues and expenses arising during the fiscal year.

Main areas of application for significant assumptions, estimates and the exercise of discretion arise for the following matters:

●	Fair value measurement under IFRS 13 in relation to the determination of the fair value of the purchase price liability for Cutanea.
According to the earn-out provisions in the Share Purchase and Transfer Agreement for the acquisition of Cutanea, the profits from the sale of the Cutanea products will be split equally between Maruho and Biofrontera until 2030. The expected annual purchase price payments will be due depending on future profits generated from the sale of Xepi®. In determining the future purchase price payments, management has to make assumptions and estimates about the future expected profits from the sale of Xepi® as well as a determination of the cost of capital.

●	Assessment of the recoverability of non-current assets
Biofrontera is required to assess external and internal sources of information for non-current assets that are subject to amortization, based on which possible indications of impairment or reversal of impairment can be identified. When assessing whether there are indications of impairment or a reversal of impairment losses and - if such indications exist - when determining the fair values required in this case as part of an impairment test, management must make assumptions and estimates about the expected future cash flows from the use of the non-current assets and a determination of the cost of capital.

●	Income taxes
Biofrontera is required to calculate the expected current income tax for each group company, as well as to assess temporary differences arising from the different treatment of certain balance sheet items between the IFRS consolidated financial statements and the financial statements prepared for tax purposes. Where temporary differences exist, these generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management must make assumptions and estimates when calculating actual and deferred taxes. The recognition of deferred tax assets of Biofrontera AG is subject to higher requirements due to the loss history. Deferred tax assets are only recognized if it can be substantiated that taxable profits will be generated in the future and that it is then probable that the deferred tax item to be capitalized can be offset against future taxable profits. In order to assess the probability of the future utilization of deferred tax assets, various factors have to be taken into account, such as the earnings situation in the past and operational planning. If actual results differ from these estimates, or if these estimates have to be adjusted in future periods, this could have an adverse effect on the Group’s net assets, financial position and results of operations. If there is a change in the assessment of the recoverability of deferred tax assets, the recognized deferred tax assets - in accordance with the original recognition - are to be written down through profit or loss or recognized directly in equity, or impaired deferred tax assets are to be recognized through profit or loss or directly in equity.

●	Provisions for litigation risks
Provisions are recognized for pending legal proceedings on the basis of current estimates. The outcome of the legal proceedings cannot be determined or is subject to uncertainties. In assessing the risks arising from litigation, management must make assumptions and estimates as to whether and to what extent provisions for litigation risks should be recognized. Actual claims arising from legal proceedings may therefore differ from the amounts accrued.

●	Estimates in connection with financial instruments
Estimates are made to determine fair values in connection with the measurement of the performance component of the EIB loans and the liabilities from the stock appreciation program. The determination requires management to make assumptions regarding the valuation models used as well as a determination of the cost of capital.

●	Development costs
At Biofrontera, research and development costs include expenses for clinical trials as well as for the granting, maintenance and extension of approvals. For the approved drug Ameluz® as well as for the other research and development projects, with the exception of the further development of the new BF-RhodoLED® XL red light lamp, research and development costs are recognized as expenses in the period in which they are incurred. In the opinion of management, the criteria prescribed by IAS 38.57 for the recognition of development costs as assets are not met due to the uncertainties associated with the development of new products by the Biofrontera Group until approval in the target markets has been obtained and it is probable that future economic benefits will flow to the Company.
The BF-RhodoLED® XL red light lamp is a further development of the existing lamp, from which Biofrontera expects a future economic benefit.

Estimates are based on experience and other assumptions that are believed to be reasonable under the circumstances. They are reviewed on an ongoing basis, but may differ from actual values.

Changes in previous estimates due to the impact of the COVID-19 pandemic have occurred with regard to the valuation of the Xepi® license, the purchase price payment from the earn-out provisions of the Share Purchase and Transfer Agreement with Maruho and the EIB loan.

The expected income from the sale of Xepi® and, consequently, the expected annual purchase price payments were reestimated as of March 30, 2020, due to the current market situation influenced by the COVID-19 pandemic and resulting time shifts in the market penetration of Xepi®. This resulted in an impairment of the Xepi® license and a reduction of the nominal amount of the expected purchase price payment. As a result of the significant decrease in market capitalization in 2020, there was a reduction in the performance component of the EIB loan recognized in income.

The carrying amounts of the items affected by estimates can be found in the respective explanations of the items in the notes to the consolidated financial statements.

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

The following description, as far as it relates to our articles of association, is based on the most recent version of our articles of association, which were registered in the commercial register on February 24, 2021.

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

The following table sets forth the names and functions of the current members of our supervisory board, as well as their ages, positions, dates of first appointments and their terms

Name	Nationality	Age	Position	Date of first appointment	Term
Dr. Ulrich Granzer[13]	German	60	Chair	May 12, 2006	2021
Jürgen Baumann[12]	German	66	Vice Chair	May 24, 2007	2021
John Borer123	USA	63	Member	May 31, 2016	2021
Reinhard Eyring[3]	German	62	Member	February 7, 2018	2021
Prof. Dr. Franca Ruhrwedel[2]	German	48	Member	July 10, 2019	2021
Kevin Weber	USA	63	Member	May 31, 2016	2021

(1) Member of the personnel committee.

(2) Member of the audit committee.

(3) Member of the nominating committee.

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

Prof. Dr. Franca Ruhwedel has been a member of the supervisory board since July 2019. She is currently Professor of Finance and Accounting at the Rhine-Waal University of Applied Sciences in Kamp-Lintfort. Previously, she held the position of Professor of Accounting and Controlling at the FOM University in Essen. During her professional career she has held positions as project manager in the areas of M&A and corporate development at thyssenkrupp AG and thyssenkrupp Steel AG. After her training as a banker at Commerzbank AG and her studies of business administration, Ms. Ruhwedel obtained her doctorate at the Ruhr University of Bochum.

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

German law does not require the majority of our supervisory board members to be independent. However, the rules of procedure for our supervisory board require that the supervisory board be composed of a sufficient number of independent members, as determined by our supervisory board. The supervisory board passed a resolution, as recommended by the German Corporate Governance Code, regarding targets for the composition of the supervisory board, and determined that at least half of the supervisory board members should be independent within the meaning of the German Corporate Governance Code. Within the meaning or recommendation C.6 of the German Corporate Governance Code, a supervisory board member is considered independent if he/she is independent from the company and its management board, and independent from any controlling shareholder. At present, in the opinion of our supervisory board, all its members are to be regarded as independent of the company and the management board within the meaning of the German Corporate Governance Code. To the knowledge of our supervisory board, the company currently has no controlling shareholder. Thus, the members of the supervisory board are also to be regarded as independent in this respect within the meaning of the German Corporate Governance Code.

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

Personnel Committee

The Personnel Committee prepares Supervisory Board decisions on the appointment and dismissal of Management Board members. Unlike in the past, the full Supervisory Board is now responsible for compensation decisions as a result of the changes introduced by the German Act on the Appropriateness of Management Board Compensation (VorstAG) which means the Personnel Committee is now only involved in preparatory work.

The Personnel Committee currently comprises the following members: Mr. Jürgen Baumann, Mr. John Borer and Dr. Ulrich Granzer. Mr. Baumann is currently Chairman.

The committee met on April 20, 2020, and dealt with the target achievement of the members of the Management Board in 2019 as well as the issuance of options to members of the Management Board. In addition, in several conference calls in June 2020 the Personnel Committee discussed the extension or restructuring of service contracts for members of the Management Board. In November and December 2020, the committee also addressed succession planning for the Management Board and in particular the search for a Chief Financial Officer to succeed Mr. Schaffer.

Audit Committee

The Audit Committee is concerned in particular with monitoring the financial reporting process, the effectiveness of the internal control system, the risk management system and the internal auditing system, as well as the audit of the financial statements, here in particular the selection and independence of the auditor and the additional services provided by the auditor. The Audit Committee may make recommendations or proposals to ensure the integrity of the financial reporting process. In the case of companies within the meaning of Section 264d of the German Commercial Code, i.e., also in the case of Biofrontera AG, the proposal of the Supervisory Board for the election of the auditor shall be based on the recommendation of the Audit Committee. In the case of companies within the meaning of Section 264d of the German Commercial Code, at least one member of the Supervisory Board must also have expertise in the fields of accounting or auditing and be a member of the Audit Committee.

The Audit Committee comprised the following members in the reporting year: Mr. Jürgen Baumann, Mr. John Borer and Prof. Dr. Franca Ruhwedel. Prof. Dr. Ruhwedel is Chairwoman of the Audit Committee.

The committee met twice in the reporting year, namely with the auditor in preparation for the Supervisory Board’s discussion of the financial statements on April 20, 2020 and November 19, 2020.

In addition to the regular meetings, the Chairwoman of the Audit Committee was in regular contact with the chief financial officer of Biofrontera and with the auditors. She coordinated the audit planning and the focus of the audit with the auditor and was informed about the progress of the audit in regular virtual meetings

Nominating Committee

In addition to the Chairman, the Nominating Committee comprises two other members of the Supervisory Board who are to be elected. The task of the Nominating Committee is to propose suitable candidates to the Supervisory Board for recommendation to the Annual General Meeting. In doing so, the Nominating Committee takes into account the balance and diversity of expertise, skills and experience of all members of the Supervisory Board and prepares candidate profiles. In addition, the Nominating Committee shall make proposals to the Supervisory Board and communicate the results of a regular assessment of the expertise, skills and experience of both the individual members as well as the Supervisory Board as a whole. The Nominating Committee consulted by telephone during the reporting period.

The current members of the Nominating Committee are as follows: Mr. John Borer, Dr. Ulrich Granzer and Mr. Reinhard Eyring. Dr. Ulrich Granzer is currently Chairman of the Nominating Committee.

Management Board

Currently, our management board consists of Prof. Dr. Hermann Lübbert (chairman of the management board and chief executive officer) and Mr. Ludwig Lutter (chief financial officer).

Name	Nationality	Age	Position	Date of first appointment	Term
Prof. Dr. Hermann Lübbert	German	65	Chairman and CEO	2000	December 31, 2022
Ludwig Lutter	German	54	CFO	2021	February 29, 2024

Mr. Thomas Schaffer resigned from his position as chief financial officer effective February 28, 2021. Effective March 1, 2021, Mr. Ludwig Lutter was appointed as the new chief financial officer of Biofrontera AG. Mr. Dünwald resigned from his position as chief commercial officer at the end of January 2020.

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

Prof. Dr. Hermann Lübbert has been granted authority to represent us alone. He and Ludwig Lutter have been furthermore released from the restrictions imposed by Section 181, 2nd Case of the German Civil Code with respect to transactions conducted with some of our subsidiaries.

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

The following is a brief summary of the business experience of the members of our management board:

Prof. Hermann Lübbert, Ph.D. Prof. Dr. Lübbert has served as our chief executive officer since 1997. He is chairman of the management board of Biofrontera AG and a managing director of all subsidiaries of Biofrontera AG. He studied biology in his home town of Cologne and received his doctorate there in 1984. Following 3.5 years in academic research at the University of Cologne and the California Institute of Technology, he gained experience in managing a global research organization during 10 years at Sandoz, where he served as Head of Genome Research, and Novartis Pharma AG, where he served as a member of the global Neuroscience Research Management Team. Prof. Lübbert founded Biofrontera in 1997 and has been managing the company ever since. He qualified as a university lecturer at the Swiss Federal Institute of Technology (ETH) Zurich and in addition to his engagement as Executive Director, holds a professorship for animal physiology at the Ruhr-University Bochum.

Ludwig Lutter. Mr. Lutter has served as our chief financial officer since March 2021. Before joining Biofrontera, he served as chief financial officer for several public and private company including Intershop Communications AG (5 years), SOPHOS (former Astaro AG, 5 years), and Poet Holdings, Inc. (8 years), which under his responsibility was brought public on both The Nasdaq Stock Market and the Frankfurt Stock Market, among other start-ups and IT-companies. Prior to that, he served in public accounting and tax consulting for KPMG (1 year) and other public accounting firms (2 years). Ludwig Lutter holds a degree in business administration from the University of Texas, USA, and is qualified as a certified tax advisor in Germany.

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

Compensation of Management Board and Supervisory Board Members

Compensation of Supervisory Board Members

2020 Supervisory Board Member Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2020 regarding the compensation earned by or paid to our supervisory board members who served on our supervisory board during 2020.

Name	Fees Earned or Paid in Cash (€)
Jürgen Baumann	23,000
Ulrich Granzer, Ph.D.	35,000
John Borer	15,000
Reinhard Eyring	19,000
Prof. Franca Ruhwedel, PhD	21,000
Kevin Weber	15,000

The German Corporate Governance Code, as amended on December 16, 2019, stipulates that the members of the supervisory board shall receive compensation that is in reasonable relation to their duties and the position of the company. The compensation of supervisory board members shall take appropriate account of the higher time commitment of the chairman and deputy Chairman of the supervisory board as well as the members of committees.

Under German law, the compensation of the supervisory board of a German stock corporation can only be determined by the shareholders’ meeting. As per the annual general meeting held on May 28, 2020, the supervisory board compensation was amended, whereby the variable compensation component of the members of the supervisory board was eliminated and a purely fixed compensation was set. The following remuneration system for our supervisory board has been approved by our shareholders.

Each member of our supervisory board receives a fixed annual fee of €20,000 (fixed fee). Our chairman receives twice and our vice chairman receives one-and-a-half times the fee.

Members of the supervisory board receive the following additional compensation for their work on supervisory board committees:

Each member of the audit committee receives €3,000, and the chairman of the audit committee receives twice this amount. Each member of another committee receives €2,000, and the chairman of another committee receives double this amount. Membership of the nominating committee is not taken into account. Committee activities are taken into account for a maximum of two committees. If this number is exceeded, the two most highly remunerated committee memberships shall be decisive.

Members of the supervisory board who are members of the supervisory board or a committee for only part of the fiscal year or who chair or vice-chair the supervisory board or chair a committee receive pro rata compensation.

In addition, the members of the supervisory board receive an attendance fee of €1,000 for each participation in a meeting of the supervisory board or its committees. Participation in telephone and video conferences or participation in a meeting by means of connection by telephone and video conference is remunerated accordingly with an attendance fee. For several meetings - whether of the supervisory board or of committees - held on one calendar day, an attendance fee shall be paid only once in total.

Furthermore, the members of the supervisory board, with the exception of the chairman and the vice chairman, receive remuneration of €4,000 for chairing an annual meeting.

The remuneration shall be paid after the end of each fiscal quarter.

Our company reimburses the members of the supervisory board for expenses incurred in the course of their duties, including any taxes incurred on the remuneration and the reimbursement of expenses.

Our company has obtained an indemnity insurance policy, for the benefit of the members of our supervisory board, which covers statutory liability arising from the activities of our supervisory board.

Compensation of Management Board Members

2020 Management Board Member Compensation Table

The remuneration of the members of our management board consists of fixed compensation paid in twelve equal monthly installments. In addition, an annual performance-related bonus payment is provided for our management board members, which must be linked to the long-term performance of our company in accordance with the German Act on the Appropriateness of Management Board Compensation. Furthermore, a long-term compensation component is in place through participation in our company’s stock option program and stock appreciation rights (SAR) program.

The total management board compensation in the fiscal year ended December 31, 2020 as well as the total number of stock options issued to the members of our management board as of December 31, 2020 are as follows:

in € thousands (unless otherwise indicated)	Prof. Dr. Hermann Lübbert	Thomas Schaffer	Christoph Dünwald
	CEO 2020	CFO 2020	CCO 2020
Fixed component of compensation	322	244	23
Compensation in kind	9	13	1
Total fixed compensation	331	257	24

Short-term incentive (variable, STI)	-	-	50
Long-term incentive (variable, LTI), thereof from
Stock options (maturity May 13, 2025)
Fair value of options granted	-	-	-
Income from exercising stock options	86	54	72
Stock Appreciation Rights (SARs) (maturity May 3, 2030)
Fair value of SARs	290	218	-
Income from exercising SARs	-	-	-
Total LTI	376	271,5	72
Total performance-based compensation	376	271,5	122

Total compensation	707	529	146

Number of stock options (Dec 31)	164,495	100	-
Number of stock options granted	-	-	-
Fair value when granted	-	-	-

Number of SARs (Dec 31)	200	150	-
Number of SARs granted	200	150	-
Fair value when granted	290	218	-

After his departure from our management board, Mr. Christoph Dünwald received remuneration as a former executive member in the amount of €137 thousand for the period from February to November 2020.

The fixed component of Prof. Dr. Lübbert’s compensation amounts to 47% (previous year: 51%) and that of Mr. Schaffer to around 49% (previous year: 60%) of total compensation. The fixed compensation of Mr. Dünwald amounts to approximately 16% (previous year: 64%).

Our management board members are also provided with company cars for private use. In addition, our company contributes to the costs of private health, pension and long-term care insurance up to the maximum amount of the respective employer’s contribution limit, insofar as corresponding insurance policies actually exist and corresponding costs are incurred. The existing service agreements provide that - depending on the achievement of defined targets - an annual bonus is to be granted. If targets are exceeded, the maximum amount of the annual bonus is limited (cap). If targets are missed by up to 70%, the bonus payment is reduced on a straight-line basis; if targets are missed by more, the bonus payment is not paid at all. The assessment factors (2019: revenue (30%), earnings after tax (20%), achievement of break-even in Q4-2019 (20%), completion of patient recruitment in the BCC study (20%), completion of the clinical phase of the periphery study (10%)) are mutually agreed at the end of each fiscal year for the following fiscal year in a performance target agreement. The aforementioned performance criteria set for 2019 were not achieved and thus no bonus payment was granted in fiscal year 2020.

Severance payments in the event of premature termination of a management board member’s contract without serious cause are limited to a total of two annual salaries, but not more than the total compensation entitlement for the remaining term of the contract at the time of departure (“severance payment cap”).

The maximum compensation of the management board members from the fixed and one-year performance-related compensation (bonus) amounts to €520 thousand for Prof. Dr. Lübbert and €390 thousand for Thomas Schaffer. Maximum compensation under Ludwig Lutter’s employment agreement amounts to €405,000. With regard to the maximum compensation under the multi-year variable compensation, we refer to the following explanations on the stock option program and SAR program.

In order to further increase the long-term incentive effect of the variable compensation and consequently its focus on sustainable corporate development, the members of our management board have committed themselves to holding our ordinary shares as private assets for stock options granted under the 2015 stock option program. This commitment is for a period of three years beginning one month after the issue date of the options (“blocked shares”). The amount of the personal commitment varies for the individual management board members. If restricted shares are sold prematurely, which must be reported to the chairman of our supervisory board without delay, our company may demand the retransfer of a corresponding number of stock options free of charge within one month of notification of the sale, whereby the options granted last are always to be retransferred (last in first out). A retransfer is not possible if the management board member can demonstrate that the sale of the restricted shares was necessary to meet urgent financial obligations. The range of exercise prices for outstanding options that have been awarded to our management board members is between €2.25 and €6.708, the range of fair value of outstanding options that have been awarded to our management board members is between €1.00 and €2.55. After expiry of the respective vesting period, the option rights may be exercised up to the end of six years after the respective issue date (exclusive).

As a long-term performance component, members of our management board are granted stock appreciation rights (“SARs”) under their service agreements, starting in the 2020 fiscal year (long-term incentive, “LTI”). An annual target amount of 150% of the STI (“short-term incentive”) target amount (“LTI target amount”) has been agreed. The number of SARs granted each year is equal to the LTI target amount divided by the economic value of the SARs at the time they are granted. SARs subject to vesting requirements may not be exercised if and to the extent that the gross proceeds from all exercised SARs granted to our management board’s chairman would exceed the gross fixed compensation actually received by the management board member since the first grant of SARs by more than 300% without this limit.

To the extent that terms and conditions of the SAR program provide for a personal investment, it is agreed, in deviation from any SAR terms and conditions, that the personal investment must be made within six months of the exercise date in the amount of 25% of the payout amount (gross) and that the acquired shares in our company may not be sold for at least four years after the granting of the SARs.

For the purpose of further increasing the long-term incentive effect of the variable compensation and thus its focus on sustainable corporate development, members of our management board undertake to acquire up to 100,000 of our shares and to hold them until the end of their service agreement (share ownership guideline). However, the total acquisition cost (including incidental acquisition costs) to be borne by the management board member is limited per fiscal year to an amount equivalent to 25% of the target achievement bonus granted to him for the previous fiscal year.

Employment agreements of the Management Board members do not include a “change of control” clause.

Equity Incentive Plans

2010 stock option program

The exercise period for the last tranche of the 2010 stock option program ended on April 2, 2020. The options still exercisable as of December 31, 2019 (23,000 options) expired in the reporting period.

2015 stock option program

At our annual general meeting held on August 28, 2015, our management board and supervisory board proposed a new share option program for employees, which approved the initiative. Accordingly, our management board or, to the extent that the beneficiaries are management board members, our supervisory board, was entitled until August 27, 2020 to issue up to 1,814,984 subscription rights to up to €1,814,984 of our company’s ordinary registered shares, whose exercise is tied to certain targets.

The program has a total nominal value of €1,814,984 and a term of five years from the issue date, in other words, until August 27, 2020. Eligibility for the 2015 share option program was granted to members of our management board and employees of our company as well as to members of management bodies and employees of affiliates of Biofrontera AG. The granting of options is made without any payment being provided in return.

In accordance with the associated conditions, each subscription right that is granted entitles the beneficiary to acquire one new registered no par value unit share in our company. The exercise price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and in Xetra trading for our company’s shares on the ten trading days prior to the issuing of the share. However, the minimum exercise price shall amount to the proportionate share of the company’s share capital allocated to each individual no par value unit share, pursuant to Section 9 (1) of the German Stock Corporation Act (AktG).

The options granted can only be exercised after expiry of a vesting period. The vesting period is four years from the respective date of issue. A prerequisite for the whole or partial exercising of the options is that the following performance target is achieved:

Exercising the options from a tranche is possible, if at the beginning of the respective exercise period, the price (hereinafter referred to as the “reference price”) of one share in Biofrontera AG exceeds the exercise price by at least 20%, and a minimum reference price of €5.00 is reached (hereinafter referred to as the “minimum reference price”). The reference price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and Xetra trading for our company’s shares between the 15th and the 5th stock market day (in each case inclusive) before the start of the respective exercise window. The minimum reference price is adjusted in the following cases to align the specified performance target with changed circumstances:

■	In the event of a capital increase from company funds being implemented by issuing shares, the minimum reference price is reduced by the same ratio as new shares issued compared to existing shares. If the capital increase is implemented from company funds without issuing new shares (Section 207 (2) Clause 2 of the German Stock Corporation Act [AktG]), the minimum reference price is not changed.

■	In the case of a capital reduction, no adjustment of the minimum reference price is implemented, provided that the total number of shares is not changed by the capital reduction, or if the capital reduction is connected to a capital repayment or purchase of treasury shares. In the case of a capital reduction performed by consolidating shares without capital repayment and in the case of increasing the number of shares with no associated change in capital (share split), the minimum reference rate increases in line with the capital reduction or share split.

Other adjustments to the minimum reference price are not implemented.

The exercising of options is limited to the following time periods (hereinafter “exercise windows”), in other words, only declarations of exercising of rights submitted to the Company within an exercise window will be considered:

a)	on the 6th and subsequent 20 banking days after the date of the AGM (exclusive),
b)	on the 6th and subsequent 20 banking days after the date of submission of the semi-annual or quarterly report or an interim statement by Biofrontera AG (exclusive)
c)	in the period between the 15th and 5th banking day prior to the expiration of the option rights of the respective expiration day (exclusively).

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

As this stock option scheme entails share-based payment transactions in which the terms of the arrangement provide the Company with a choice of settlement, the Company has decided, in accordance with IFRS 2.41 and IFRS 2.43, to recognize the transactions pursuant to the provisions for equity-settled share-based payments (IFRS 2.10-29).

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

2015 stock option program	December 31, 2020	December 31, 2019
Outstanding at the beginning of the period	1,496,985	1,252,000
Granted during the period	-	333,485
Forfeited during the period	215,500	88,500
Exercised during the period	260,000	-
Expired during the period	-	-
Outstanding at the end of the period	1,021,485	1,496,985
Exercisable at the end of the period	-	-
Range of exercise prices for outstanding options	€2.25 – 6.708	€2.25 - 6.708
Weighted average of remaining contractual life	35 months	44 months
Cost during the period	€293,000	€360,000

Due to the non-fulfillment of the exercise conditions, no options were exercisable as of December 31, 2020.

Stock Appreciation Rights Program 2019

In April 2019, our [management] board, with the approval of our supervisory board, established a stock appreciation rights plan under which our company grants virtual or synthetic options (“stock appreciation rights” or “SARs”) entitling the “beneficiary” to receive cash payments in accordance with the specific terms of the SAR plan. However, SARs do not confer any right to subscribe to shares of our company. SARs may be issued to members of our management board, to members of the management of affiliated companies as well as to employees of our company and affiliated companies (hereinafter collectively referred to as “beneficiaries”). The exact number of beneficiaries and the number of SARs to be granted to them are determined by our management board. To the extent that members of our management board are to receive SARs, our supervisory board alone is responsible for determining and deciding on the issue of the SARs. In accordance with the SAR Plan, a maximum of 4,000,000 SARs may be issued until March 31, 2024, of which a maximum of 1,600,000 SARs may be granted to members of our management board and a maximum of 2,400,000 SARs to other beneficiaries. The SAR Plan sets the dates for the payment of cash in connection with the SARs, unless there are legally binding regulations that conflict with the payout for the beneficiary. In addition, the eligible party must meet certain conditions for the grant of SARs and must enter into a written contract (“SAR Agreement”) with our company prior to exercise and delivery. Finally, SARs are subject to regulations on vesting periods, expiry and forfeiture. In particular, the SARs may be exercised for the first time after a “vesting period” has expired:

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

SARs may only be exercised as long as their holder is in an ongoing employment or service relationship with our company or with an affiliated company or as a member of our management board.

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

Upon effective exercise of the SARs, our company is obligated, subject to certain adjustments, to make a payment (gross) for each SAR exercised as follows: reference rate - base amount = payout amount per SAR (gross).

SAR program 2019	December 31, 2020
Outstanding at the beginning of the period	-
Granted during the period	755,750
Forfeited during the period	28,000
Exercised during the period	-
Expired during the period	-
Outstanding at the end of the period	727,750
Exercisable at the end of the period	-
Fair value at the end of the period	€183,000
Cost during the period	€183,000

The fair value of a stock option under this option program is determined on the basis of a Monte Carlo risk simulation. The pro rata temporis amounts are recognized ratably as personnel expense over the vesting period until the end of the blocking period and are reported under other financial liabilities.

Share Ownership by Members of our Supervisory Board and Management Board

Supervisory Board

The following table provides information with respect to ownership of our ordinary shares, options and convertible bonds for each of the members of our supervisory board as of March 31, 2021, based on an aggregate of 56,717,385 shares outstanding as of such date.

Name	Shares	% of Outstanding Shares
Jürgen Baumann	1	*
John Borer	-	-
Ulrich Granzer	-	-
Kevin Weber		*
Franca Ruhwedel	-	-
Reinhard Eyring	-	-
Total	1	*

*	Less than 1% of class.

Management Board

The following table provides information with respect to ownership of our ordinary shares and options for members of our management board as of March 31, 2021, based on an aggregate of 56,717,385 shares outstanding as of such date.

Name	Shares		% of Outstanding Shares	Options	Exercise Price per Share(€)	Expiration Date
Prof. Hermann Lübbert, Ph.D.	348,000	*	**	70,000 options	3.78	04/27/2023
				80,000 options	5.73	05/06/2024
				14,495 options	6.708	05/13/2025

Total	348,000	*	**	164,495 options

* number of shares held together with Montserrat Foguet Roca, the wife of Prof. Hermann Lübbert, who serves as a senior employee of our company responsible for regulatory affairs and manufacturing

**Less than 1% of class.

Our chief financial officer, Ludwig Lutter, does not hold any shares or options as of March 31, 2021.

As of March 31, 2021, the aggregate number of our ordinary shares owned by current management board and supervisory board members amounts to less than 1% of our outstanding ordinary shares as of such date.

Human Capital Management

Biofrontera’s success is directly linked to the commitment, engagement, and performance of its employees. As such, the long-term retention of our employees is a key pillar for ensuring our company’s ongoing success. It is important that we not only attract and retain the best and brightest diverse talent but also ensure they remain engaged and can thrive in an environment that is committed to helping them grow, succeed and contribute directly to achieving our purpose. Biofrontera embraces diversity and equal opportunity in a serious way. We are committed to building a team that represents a variety of backgrounds, perspectives, and skills. The more inclusive we are, the better our work will be.

As of December 31, 2020, the Biofrontera Group had 149 employees (previous year: 174) who were employed as follows:

	December 31, 2020	December 31, 2019
Total number of employees	149	174
Full-time	127	147
With academic degree	22	27
By business segments	149	174
Production	16	15
Research and development	5	6
Clinical and regulatory tasks	16	16
Marketing and sales	60	73
Quality management	7	9
Management, business development, finance, HR and administration	45	55
By countries	149	174
Germany	81	89
United States	56	73
Spain	9	9
United Kingdom	3	3

As of December 31, 2020, 64% of our workforce was female compared to 63% as of December 31, 2019.

In order to remain attractive as an employer in the competition for employees in the future, our company must continue to be in a position to offer attractive compensation benefits and employment conditions in line with the market. This includes, among other things, the share- or securities-based compensation under our employee option program and the compensation from our stock appreciation rights program.

None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

We consider the intellectual capital of our employees to be an essential driver of our business and key to future prospects. To attract and retain a high-quality, experienced workforce, we offer a competitive mix of compensation and benefits for our employees, as well as participation in equity programs. We are committed to helping our colleagues reach their full potential by rewarding both their performance and leadership skills and by providing opportunities for growth and development.

As a pharmaceutical company, we are subject to the highest standards to ensure quality of our drugs, which is maintained in particular through the qualifications of our employees. We place particular emphasis on the qualifications and the necessary know-how of the employees. Therefore, the annual expenditure on training and professional development as well as the number of training activities are key non-financial metrics for us.

We are committed to the health, safety, and well-being of our employees. In response to the COVID-19 pandemic, we implemented changes in our business in March 2020 in an effort to protect our employees, and to support appropriate health and safety protocols.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2020 by each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares.

The number of shares beneficially owned by each entity, person, member of our supervisory board, member of our management board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2021 through the exercise of any warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares owned by that person.

The percentage of shares beneficially owned is computed on the basis of 56,717,385 shares outstanding as of March 31, 2021. Shares for which a person has the right to subscribe within 60 days of March 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. There were 430,619 shares for which a person has the right to subscribe within 60 days of March 31, 2021. Additionally, a person is considered to have the right to acquire shares which are subject to outstanding options and vested within 60 days of March 31, 2021, although such options may only be exercised in 4 annual exercise periods.

The numbers of shares held by the shareholders on March 31, 2021, based on the most recent mandatory disclosures, are as follows:

Name and address of beneficial owner	Beneficial ownership
	Number of shares beneficially owned	Number of options exercisable within 60 days	Fully diluted number of shares beneficially owned	Fully diluted percentage of beneficial ownership
5% and greater shareholders
Maruho Co. Ltd., Osaka Japan(1)	13,399,965	—	13,399,965	23.63%

Wilhelm Konrad Thomas Zours(2)	16,990,199	—	16,990,199	29.96%

(1)	The information is based on the announcements of holders of considerable holdings according to article 43 WpHG published on March 29, 2021. Maruho is deemed to be the owner of shares directly held by its controlled subsidiary, Maruho Deutschland, Düsseldorf. Maruho Deutschland’s address is c/o Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany.

(2)	The information regarding the beneficial ownership of Wilhelm Konrad Thomas Zours is based on the voting rights notification according to Article 40, Section 1 of the WpHG published on March 3, 2021. The voting rights through the chain of subsidiaries listed below are attributed to Mr. Zours: DELPHI Unternehmensberatung AG, VV Beteiligungen AG, Deutsche Balaton AG, Deutsche Balaton Biotech AG, Prisma Equity AG, Sparta AG, ABC Beteiligungen AG, AEE Ahaus-Enscheder AG, MARNA Beteiligungen AG, Youbisheng Green Paper AG, and Strawtec Group AG (together “Deutsche Balaton Group”). The address for each company is Ziegelhäuser Landstraße 1, 69120 Heidelberg, Germany.

As of March 31, 2021, there were 6,480 holders of record entered into our ordinary share register of which 6,201 are held by record holders in Germany. The number of individual holders of record is based exclusively upon our ordinary share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. According to a recent look-through analysis as of March 18, 2021, (i) approximately 73% of our outstanding shares (and ADS) are held by shareholders in Germany and (ii) approximately 9% of our outstanding shares (and ADS) are held by shareholders in North America.

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

B. Certain Relationships and Related Party Transactions

The group of related parties is limited to the group of persons and companies described below. The group of key management personnel is limited to the Management Board and Supervisory Board.

In the context of the underlying holding structure, Biofrontera AG is responsible for the administrative and management tasks. Biofrontera AG is also responsible for the financing of the currently still loss-making business areas, as it is a listed company and consequently enjoys optimal access to capital markets.

Due to the close cooperation between the Biofrontera Group companies, intercompany billing is applied, which is adjusted annually according to requirements.

Maruho Co, Ltd. Osaka, Japan (Maruho)

We have the following agreements with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland, a significant shareholder of our company: The Share Purchase and Transfer Agreement, pursuant to which we acquired Cutanea; a license agreement; a research and development agreement; and a sublease agreement. The following table provides revenue and other information relating to these arrangements:

in € thousands	December 31, 2020	December 31, 2019	December 31, 2018
Revenue from research collaborations	493	686	129
Revenue from license agreements	6,000	-	-
Income from the reimbursement of costs by Maruho	659	6,215	-
Income from subleases	33	34	34
Accounts receivables	-	149	-
Purchase price liability Cutanea (earn-out and start-up costs)	17,811	14,720	-
Other liabilties	-	72	-

Acquisition of Cutanea Life Sciences, Inc.

Under the earn-out provisions of our Share Purchase and Transfer Agreement with Maruho in connection with the acquisition of Cutanea in March 2019, profits from the sale of Cutanea products will be shared equally between Maruho and Biofrontera until 2030. For further details, please refer to the presentation under Note 11 “Other financial liabilities”. Furthermore, under the Share Purchase and Transfer Agreement, Maruho agreed to provide an amount of up to $7.3 million as start-up financing for Cutanea’s redesigned business activities (“Start-up Costs”). The outstanding Start-Up Costs were drawn down in full in fiscal year 2020 and are repayable to Maruho by 2023. Furthermore, Maruho, pursuant to the Share Purchase and Transfer Agreement, reimbursed restructuring costs resulting from pre-contract obligations in the current fiscal year.

License and Supply Agreement

In April 2020, Biofrontera signed an exclusive license and supply agreement with Maruho Co, Ltd, Osaka, Japan (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. The agreement has a term of 15 years from the start of distribution in the countries covered by the agreement.

Under the agreement, Maruho will receive exclusive development and marketing rights, including permission to sublicense Ameluz® in Japan, China, Korea, India, Pakistan, Vietnam, the Philippines, Australia, New Zealand and surrounding countries and islands (the “Territory”). Maruho is entitled, with the consent of Biofrontera, to conduct its own research and development under the terms and conditions of the licensing agreement. Maruho will grant the Company a free and unlimited license for all results of such research and development activities performed by Maruho for commercialization outside the Territory. Under the terms of the license agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho has the obligation to make commercially reasonable efforts to develop, register and market Ameluz® in all countries within the Territory.

Under the agreement, Maruho made a one-time payment of €6 million to Biofrontera AG. Further future payments will be due upon achievement of certain regulatory and commercial milestones. Maruho will also pay royalties of initially 6% of net sales in the countries of the Territory, which may increase to 12% depending on sales volume and will decrease in case of the introduction of generic products in these countries.

Development Agreement

In July 2016, we entered into a collaboration and partnership agreement with Maruho. During phase 1 of this collaboration, in which the feasibility of the product development was tested, Biofrontera and Maruho examined potential formulations for various branded generic drugs in Europe. Stable formulations have been developed for some, but not for all active ingredients and combinations tested. Maruho paid for all of the costs and expenses in connection with the research and development during phase 1. New intellectual property developed during phase 1 will be jointly owned by both parties, and both parties have retained their respective ownership to pre-existing intellectual property, such as Biofrontera’s patented nanoemulsion. We completed this initial phase in the first quarter of 2018. The initial agreement with Maruho expired. On March 19, 2019, our company signed an agreement to continue its research collaboration with Maruho for the development of branded generics. As part of the new project phase, Biofrontera has prepared the formulation of one of four active ingredients investigated in an earlier project phase (phase 1) using Biofrontera’s nanoemulsion for entry into the clinical phase. In 2020, the agreement on this phase of the research collaboration expired as planned and is currently not being continued. Biofrontera has a right to use all research results. For more information, see “Business — Our Research and Development Plans — Our Development Collaboration with Maruho.”

Share Loan Agreement

In order to facilitate the orderly closing of our follow-on offering of ADSs in the United States in February 2021 and because of timing considerations related to the technical issuance and registration of new ordinary shares under German law, under the terms of a Share Loan Agreement dated February 4, 2021, by and between Quirin Privatbank AG (acting as service provider for Biofrontera AG pursuant to a separate mandate agreement) and Maruho Deutschland, Maruho Deutschland agreed to temporarily lend to Quirin Privatbank AG (acting as our service provider) up to 8,969,870 ordinary shares (the “Borrowed Shares”) in connection with the initial deposit of ordinary shares into our ADS program immediately prior to and concurrent with the consummation of the offering. Quirin Privatbank AG (acting as our service provider pursuant to the mandate agreement) agreed to cause to be conveyed (pursuant to the Share Loan Agreement) to the custodian for the ADS facility, and the custodian agreed to deposit such shares into the ADS program concurrently with or immediately after the consummation of the offering. The registration of ordinary shares in Germany has been completed, and the share loan arrangement has been fully unwound.

Employment Agreements and Options Grants

We have entered into employment agreements with, and granted options to, the members of our management board.

Employment Agreement with Prof. Dr. Hermann Lübbert

We entered into an employment agreement with Prof. Dr. Hermann Lübbert that provides that Prof. Dr. Lübbert will serve as our chief executive officer and as the chairman of our management board and under which he is entitled to receive an initial annual base salary of €390,000. We also agreed to contribute to the costs of private health, pension and long-term care insure, up to the maximum allowable employer contribution in each case. Prof. Dr. Lübbert is further eligible to receive an annual target performance bonus of €195,000, based on certain annual corporate goals and individual performance goals established annually by our supervisory board. Prof. Dr. Lübbert’s total annual target bonus increases proportionately to up to 150% of the annual target performance bonus if the corporate and individual goals are exceeded, as determined by our supervisory board. No bonus will be paid if our supervisory board determines that the target achievement of the respective year was below 70%. Prof. Dr. Lübbert’s annual base salary shall be increased to €440,000 upon the achievement of profitability.

The employment agreement further provides that Prof. Dr. Lübbert shall be granted options to purchase ordinary shares from our employee stock option plan. Prof. Dr. Lübbert must hold personally at least one ordinary share of Biofrontera for each option he has been granted.

The term of the employment agreement with Prof. Dr. Lübbert is until December 31, 2022.

Employment Agreement with Ludwig Lutter

We entered into an employment agreement with Ludwig Lutter that provides that Mr. Lutter will serve as our chief financial officer and a member of our management board and under which he is entitled to receive an initial annual base salary of €270,000. Mr. Lutter is further eligible to receive an annual target performance bonus of €135,000, based on certain annual corporate goals and individual performance goals established annually by our supervisory board. Mr. Lutter’s total annual target bonus increases proportionately to up to 200% of the annual target performance bonus if the corporate and individual goals are exceeded, as determined by our supervisory board. No bonus will be paid if our supervisory board determines that the target achievement of the respective year was below 70%.

[The employment agreement further provides that Mr. Lutter shall be granted options to purchase ordinary shares from our employee stock option plan. Mr. Lutter must hold personally at least one ordinary share of Biofrontera for each option he has been granted, up to an aggregate amount of €15,000 per annum.]

The term of the employment agreement with Mr. Lutter is until February 29, 2024.

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

Other Related Party Transactions

During 2020, we received no additional advisory services from supervisory board member Dr. Ulrich Granzer. In the previous year Dr. Granzer assisted the Company with key issues relating to the preparation of the applications for approval submitted to the regulatory authorities in Europe and the U.S. During the fiscal year ending December 31, 2020, advisory services in the amount of €0 were provided by Granzer Regulatory Consulting & Services (previous year: €1 thousand). The amounts stated here do not include statutory value added tax at the current rate of 19%. The underlying consultancy agreement was approved with due consideration of the applicable legal and regulatory framework.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements are appended at the end of this annual report starting at page F-1, and form a part hereof.

Legal Proceedings

DUSA v. Biofrontera

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

Biofrontera’s responses to the patent claims include that it does not infringe the DUSA patents and that the patents are invalid. With regard to the non-patent claims, Biofrontera Group’s responses include that the information does not constitute trade secrets and that Biofrontera’s actions do not constitute any violation of trade practices. With regard to DUSA’s claims for damages, Biofrontera Group’s responses include that DUSA has not proven it is entitled to lost profits or unjust enrichment. Submission of expert reports and related discovery regarding these claims finished in early December 2019. The parties filed motions for summary judgment and motions to exclude certain expert testimony closing on February 18, 2020. The Court issued decisions on the motions on October 9, 2020, sending most issues to trial.

The Court has tentatively scheduled a jury trial starting in late November 2021. We expect the trial to proceed through December 2021. We believe that these claims lack merit and Biofrontera intends to defend against them vigorously; however, Biofrontera cannot guarantee that it will be successful. The Court largely denied a motion by DUSA for a preliminary injunction, but did order Biofrontera not to use any documents, or documents derived from documents, that originated at DUSA.

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

Biofrontera has incurred, and may continue to incur, considerable expenses from defending its legal position, as it has hired attorneys in the U.S. in addition to internal resources for defense. Due to the practices of the U.S. legal system, the costs incurred by Biofrontera would not be reimbursed by the plaintiff even if Biofrontera were to achieve a favorable outcome in the proceedings.

Biofrontera v. DUSA

In 2018, Biofrontera Inc. brought a lawsuit against DUSA in California Superior Court. Biofrontera Inc.’s complaint alleges that DUSA engaged in unfair competition by providing excessive product samples to physicians and by using its distributor Foundation Care to inflate product prices. After filing the lawsuit, DUSA stopped distributing its pharmaceutical products through this distributor (Foundation Care), which was a key objective of Biofrontera when this lawsuit was filed. Biofrontera Inc.’s complaint also alleges that DUSA engaged in tortious interference by making statements to third parties regarding the off-label use of its products. The court allowed Biofrontera Inc.’s tortious interference claims to proceed to discovery. Given the unprecedented and unforeseen economic circumstances caused by the spread of COVID-19, Biofrontera reevaluated its litigation strategy. Because Biofrontera was successful in stopping DUSA from using Foundation Care, it decided at this time to stop prosecuting the case against DUSA in California state court and dismissed those claims.

Biofrontera v. Deutsche Balaton et. al.

On June 11, 2018, Biofrontera filed a complaint in the United States District Court for the Southern District of New York against Deutsche Balaton AG, Wilhelm Konrad Thomas Zours, Delphi Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG, Deutsche Balaton Biotech AG, and Axxion S.A., alleging violations of U.S. federal securities law and state common law in connection with actions taken by the defendants during a tender offer for Biofrontera AG’s shares that were designed to defame Biofrontera and negatively impact its share price. On October 1, 2018, Axxion was voluntarily dismissed from the litigation. On December 6, 2018, the remaining defendants filed a motion to dismiss. The motion to dismiss was fully briefed on February 11, 2019. On July 8, 2019, prior to the court issuing a decision on the motion to dismiss, Biofrontera amended its complaint to include additional allegations regarding the defendants’ tender offer that was the subject of the original complaint and allegations regarding a subsequent tender offer made by certain of the defendants in 2019, including that defendants have committed continuing and new violations of U.S. federal securities law. On August 19, 2019, defendants moved to dismiss the amended complaint. The motion was fully briefed on November 8, 2019. On March 27, 2020, the court issued a ruling granting in part and denying in part defendants’ motion to dismiss, permitting certain of Biofrontera’s U.S. federal securities law claims to move forward. The court also ordered that the parties conduct jurisdictional discovery in connection with all of the remaining claims and submit supplemental briefing on Biofrontera’s common law claims. On June 10, 2020, at the parties’ request, the court stayed the litigation until November 10, 2020, so that the parties could mediate the issues raised in the amended complaint as well as certain other disputes. In order to have sufficient time for the complex negotiations, the parties mutually agreed to extend the original deadline of the stay from November 10, 2020 until the end of February 2021. On March 1, 2021, at the parties’ request, the court granted an additional extension of the stay until April 15, 2021; and on, April 7, 2021, at the parties’ request, the court granted a further extension of the stay until August 31, 2021. Deutsche Balaton AG, Wilhelm Konrad Thomas Zours and DELPHI Unternehmensberatung AG are among our major shareholders.

In June 2017, the Company was served with legal action for rescission and annulment by the shareholder Deutsche Balaton AG, claiming the invalidity of certain resolutions of the annual general meeting of May 24, 2017. The claim was dismissed by the Cologne Regional Court in December 2017. Following an appeal by Deutsche Balaton AG, the Cologne Higher Regional Court granted the appeal in November 2018. In its ruling of September 22, 2020, the Federal Supreme Court of Germany overturned the judgment of the Cologne Higher Regional Court and referred the case back to the Cologne Higher Regional Court for a new hearing and decision.

Deutsche Balaton AG has further brought a claim for rescission and annulment against the negative resolutions of the annual general meeting of July 11, 2018 regarding the proposed resolutions under agenda item 8 (conducting a special audit on the circumstances of the cooperation with the (indirect) significant shareholder Maruho Co. Ltd. and its affiliated companies), agenda item 9 (decision on the assertion of claims for damages against the members of the Management Board Prof. Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG as well as the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG), Agenda Item 10 (conducting of a special audit on the circumstances of the capital increase at the beginning of 2018 and the associated US listing) and Agenda Item 11 (Decision on the assertion of compensation claims against the Management Board members Prof. Dr. Lübbert and Schaffer, against the Supervisory Board member Dr. John Borer as well as against Maruho Deutschland GmbH and Maruho Co., Ltd pursuant to Section 147 (1) AktG and the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG due to the circumstances of the capital increase in February 2018 (including the US listing and the US share placement). With regard to the above-mentioned agenda items 8 to 11, Deutsche Balaton AG also filed a positive claim for a resolution to declare that it is to be recognized that the Annual General Meeting adopted the resolutions in accordance with the resolution proposals published for this purpose. Furthermore, under agenda item 4 (Elections to the Supervisory Board), a positive action for resolution was filed with the motion to declare that Mr. Mark Sippel had been elected to the Supervisory Board as successor to Mr. Mark Reeth with effect from the end of the annual general meeting on July 11, 2018. An action for rescission and nullity was filed against the resolution to reject the election of Mr. Sippel adopted at the annual general meeting. Deutsche Balaton AG withdrew the claims with regard to the latter two matters in dispute.

DELPHI Unternehmensberatung AG, Heidelberg, filed an action for rescission and annulment against resolutions of the annual general meeting of Biofrontera AG on July 1, 2019. The complaint is filed against the election of Prof. Dr. Franca Ruhwedel to the supervisory board and against the resolution of the annual general meeting not to elect Wilhelm K.T. Zours to the supervisory board (agenda item 4 of the annual general meeting). In addition, a positive action for a resolution was filed, according to which the court is to declare that Mr. Wilhelm K.T. Zours was elected to the supervisory board. The lawsuit is also directed against the rejecting resolutions of the annual general meeting under the Agenda item 7 (Resolution to conduct a special audit regarding the circumstances of the acquisition of Cutanea Life Sciences, lnc. from Maruho), 8 (Resolution to conduct a special audit regarding the circumstances of the cooperation agreement dated March 19, 2019 with the (indirect) significant shareholder Maruho Co. Ltd. regarding branded generics and regarding the extension of indications and distribution of Ameluz®), 9 (Resolution on the assertion of claims for damages against the Management Board members Prof. Dr. Lübbert and Schaffer and the appointment of a Special Representative to assert these claims in accordance with section 147 (2) AktG), 10 (Dismissal of the supervisory board member Dr. Ulrich Granzer, election of a new supervisory board member and election of a substitute member for the newly elected supervisory board member), 11 (Dismissal of the supervisory board member Dr. John Borer, election of a new supervisory board member and election of a substitute member for the newly elected supervisory board member) 12 (Amendment of Article 13 of the Articles of Association (resignation from the supervisory board / dismissal from office)), 13 (Resolution on the assertion of claims for damages against the Management Board members Prof. Dr. Lübbert and Schaffer and against Maruho Deutschland GmbH and Maruho Co. Ltd. in accordance with section 147 (1) of the AktG and the appointment of a Special Representative for the assertion of these claims in accordance with section 147 (2) of the AktG) and 14 (Cancellation of the resolution passed under agenda item 6 of the annual general meeting held on 24 May 2017 (creation of authorised capital in the amount of €4 million with the option to exclude shareholders’ subscription rights), creation of new authorised capital 2019 and amendment of the Articles of Association). With regard to agenda items 7 to 14, the complaint was also filed for a positive decision by the court, according to which it should be stated that the annual general meeting adopted the resolutions in accordance with the resolution proposals of Deutsche Balaton AG, partly in the form of countermotions to these proposals submitted at the annual general meeting. The lawsuit is currently pending at Cologne Regional Court under file number 82 O 75/19.

A legal action for rescission and annulment was brought by ABC Beteiligungen AG, Heidelberg, against resolutions of the annual general meeting of Biofrontera AG on May 28, 2020. The action for rescission and nullification is directed against the resolutions under agenda items 6 (resolution on the increase of share capital against cash contributions with the granting of an indirect subscription right), 9 (removal of a Supervisory Board member and election of a new Supervisory Board member), 11 (Resolution on the performance of a special audit on the circumstances of the lawsuit filed in the United States by the Company against Deutsche Balaton AG and other defendants), 12 (Resolution on the performance of a special audit on the circumstances of the withdrawal of the subscription offer for mandatory convertible bonds) and 13 (Resolution on the authorization to issue mandatory convertible bonds and the creation of conditional capital with a corresponding amendment to the Articles of Association). With regard to agenda items 9, 11, 12 and 13, a positive action for the adoption of a resolution was also filed, according to which it should be recognized that the annual general meeting adopted the resolutions in accordance with the resolution proposals published in this regard in the supplementary request of Deutsche Balaton AG. The lawsuit is pending before the Cologne Regional Court under file number 82 O 53/20.With regard to agenda item 6 (resolution on the increase in capital stock against cash contributions with granting of an indirect subscription right), an application for release was filed with the Cologne Higher Regional Court on October 20, 2020. The Cologne Higher Regional Court granted the application for release on January 7, 2021. Subsequently, ABC Beteiligungen AG and the Company declared the legal action for rescission and annulment to be settled to that extent.

Biofrontera v. Automattic Inc.

Biofrontera AG has applied for and obtained various preliminary injunctions against Automattic Inc., San Francisco, USA, at the Hamburg Regional Court. Automattic Inc. is the operator of the portal WordPress.com, on which a (so far) unknown person published false and defamatory allegations about Biofrontera AG and its management in a blog. Automattic Inc. has appealed the obtained preliminary injunctions. The Hamburg Regional Court has now ruled on this appeal by Automattic Inc. in oral proceedings and confirmed the injunctions obtained almost without exception. Automattic Inc. appealed against these rulings of the Regional Court. These appeal proceedings are currently pending before the Hanseatic Higher Regional Court.

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

B. Significant Changes

Except as described below in this section, no subsequent events subject to mandatory reporting occurred after the balance sheet date.

Change in the composition of the Management Board

On February 2, 2021, our company announced a change in the composition of our management board. Effective March 1, 2021, Mr. Ludwig Lutter was appointed as our new Chief Financial Officer (CFO) of Biofrontera AG. He takes over from Thomas Schaffer and is responsible for Finance, Administration, Controlling and Human Resources within the Company. Thomas Schaffer left the Company on February 28, 2021, in order to devote himself to new personal endeavors outside the Company. The change in the finance department was made as part of the succession planning by the Supervisory Board and the Management Board already announced in summer 2020.

Successful completion of the capital increase resolved on May 28, 2020

On February 26, 2021, the Company announced the successful completion of the capital increase resolved by the annual general meeting on May 28, 2020. In total, the Company issued 8,969,870 new ordinary shares, bringing their total number to 56,717,385 after registration in the Commercial Register. The capital measure was fully placed, with the Company raising total gross funds of approximately € 24.7 million.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Update to Share Capital

As of the date of this annual report, our registered share capital amounts to €56,717,385, divided into 56,717,385 no par-value ordinary registered shares with a notional value of €1.00 per share. The shares were created according to German law.

Update to Changes in Our Share Capital

In January 2017, we issued convertible bonds which could be converted into shares. Insofar as shares are to be delivered as a consequence of conversion of the bonds, we can issue these shares from Conditional Capital I (as defined in our articles of association).

In January 2017, an increase of our share capital by €2,354,510 to €37,715,273 was registered pursuant to the conversion of our warrant bonds into 1,603,050 of our ordinary shares, and the exercise of options from our convertible bond issued in 2009 (which was fully repaid upon maturity on December 31, 2016) into 751,460 shares. The 1,603,050 shares from the conversion of convertible bonds were issued from Conditional Capital I, reducing the available Conditional Capital I proportionally. The 751,460 shares from the exercise of option rights were issued from Conditional Capital IV, reducing the available Conditional Capital IV (as defined in our articles of association) proportionally.

In February 2017, an increase of our share capital by €7,160 to €37,722,433 was registered pursuant to the exercise of options from the warrant bond issued in 2009 into 7,160 of our ordinary shares. The 7,160 shares from the exercise of option rights were issued from Conditional Capital IV, reducing the available Conditional Capital IV proportionally.

On June 29, 2017, our share capital was increased by €693,995 to €38,416,428 pursuant to the conversion of our convertible bonds into 693,995 of our ordinary shares. The 693,995 shares from the conversion of convertible bonds were issued from Conditional Capital I, reducing the available Conditional Capital I proportionally.

In August 2017, our share capital was increased by €75 to €38,416,503 pursuant to the conversion of convertible bonds into 75 of our ordinary shares. The 75 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In December 2017, our share capital was increased by €325 to €38,416,828 pursuant to the conversion of convertible bonds into 325 of our shares. The 325 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In February 2018, the ADSs, of which each represents two of our ordinary shares, were listed on The NASDAQ Capital Market in the United States and our share capital against cash capital contributions increased by €6,000,000 through issuing 6,000,000 new ordinary registered shares from approved capital. Statutory subscription rights were granted to the shareholders. Any shares not subscribed by statutory subscription rights were offered to investors in the United States in the form of ADSs. The subscription price per share amounted to €4.00. The capital increase was fully placed. The net issue proceeds amounted to €21.6 million.

In June 2018, our share capital was increased by €17,652 to €44,434,480 pursuant to the conversion of convertible bonds into 17,652 of our shares. The 17,652 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In June 2018, our share capital was further increased by €72,500 to €44,506,980 pursuant to the exercise of options from our 2010 employee stock option program into 72,500 of our shares. The 72,500 shares resulting from the conversion of options were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In July 2018, our share capital was increased by €2,694 to €44,509,674 pursuant to the conversion of convertible bonds into 2,694 of our shares. The 2,694 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In July 2018, our share capital was further increased by €63,500 to €44,573,174 pursuant to the exercise of options from our 2010 employee stock option program into 63,500 of our shares. The 63,500 shares resulting from the conversion of options were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In December 2018, our share capital was further increased by €59,500 to €44,632,674 pursuant to the exercise of options from our 2010 employee stock option program into 59,500 of our shares. The 59,500 shares resulting from the conversion of options were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In June 2019, our share capital was further increased by €5,500 to €44,638,174 pursuant to the exercise of options from our 2010 employee stock option program into 5,500 of our shares. The 5,500 shares resulting from the conversion of options were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In July 2019, our share capital was increased by €118,841 to €44,757,015 pursuant to the conversion of convertible bonds into 118,841 of our shares. The 118,841 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In August 2019, our share capital was further increased by €58,800 to €44,815,815 pursuant to the exercise of options from our 2010 employee stock option program into 58,800 of our shares. The 58,800 shares resulting from the conversion of options were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In October 2019, our share capital was further increased by €33,550 to €44,849,365 pursuant to the exercise of options from our 2010 employee stock option program into 33,550 of our shares. The 33,550 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital III, reducing the available Conditional Capital III proportionately.

In October 2020, our share capital was further increased by €260,000 to €45,109,365 pursuant to the exercise of options from our 2015 employee stock option program into 260,000 of our shares. The 260,000 shares resulting from the conversion of options were issued from our Conditional Capital V, reducing the available Conditional Capital V proportionately.

In December 2020, our share capital was increased by €2,638,150 to €47,747,515 pursuant to the conversion of convertible bonds into 2,638,150 of our shares. The 2,638,150 shares resulting from the conversion of convertible bonds were issued from our Conditional Capital I, reducing the available Conditional Capital I proportionately.

In February 2021, our share capital was increased by €8,969,870 to €56,717,385 pursuant to the preemptive rights offering of 6,301,866 ordinary shares to existing shareholders as well as a registered offering of any shares not subscribed by statutory subscription rights to investors in the United States in the form of 1,334,002 American Depositary Shares (corresponding to 2,668,004 ordinary shares). The subscription price per share amounted to €2.75. The capital increase was fully placed. The gross proceeds for the Company amounted to €24.7 million.

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

On October 7, 2020, our supervisory board further adopted new articles of association to reflect changes following the issue of new shares based on exercise of options from our 2010 Employee Share Option Program.

On December 2, 2020, our supervisory board further adopted new articles of association to reflect changes following the issue of new shares based on exercise of options from conversions from our 2020/21 Convertible Bonds.

On February 24, 2021, our supervisory board adopted new articles of association to reflect the capital increase undertaken in connection with our rights offering of ordinary shares in Germany and offering of ADS in the United States.

See the description of our articles of association contained in Exhibit 2.5 to this Form 20-F which sets forth a summary of certain provisions of our articles of association as currently in effect.

C. Material Contracts

For descriptions of our material contracts please refer to the following sections of this annual report on Form 20-F: (i) “Item 4.B — Information on the Company — Business Overview — Commercial Partners and Agreements” and “— Facilities” (with respect to our contracts with Frike Group and Midas and our leases in Leverkusen, Germany and Woburn, Massachusetts); (ii) “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Our Principal Financing Contracts” (with respect to our Finance Contract with EIB and the terms and conditions of Convertible Bond II); (iii) “Item 6—Directors, Senior Management and Employees—Compensation of Management Board Members” (with respect to our employment contracts with Prof. Hermann Lübbert , Thomas Schaffer and Ludwig Lutter); and (iv) “Item 7—Major Shareholders and Related Party Transactions” (with respect to our license and supply agreement with Maruho).

In addition, on March 25, 2019, pursuant to the Share Purchase and Transfer Agreement, we announced that we acquired Cutanea from Maruho, our significant shareholder. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched Xepi®, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). Pursuant to the Share Purchase and Transfer Agreement:

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

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the U.S.; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “non-U.S. Holder” is a beneficial owner of the ADSs or ordinary shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

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

General

In general and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S. Holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

Distributions

Under the U.S. federal income tax laws, and subject to the discussion below under “Additional U.S. Federal Income Tax Consequences—PFIC Rules”, the gross amount of any distribution that is actually or constructively received by a U.S. Holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. Holder as ordinary income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non-corporate U.S. Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a preferential income tax rate, provided that you hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a PFIC (as discussed below under “Additional U.S. Federal Income Tax Consequences — PFIC Rules”), distributions paid by us with respect to ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

You must include any German tax withheld from the dividend payment in the gross amount of the dividend paid even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs or ordinary shares generally will constitute income from sources outside the U.S. and such dividends will generally not be eligible for the dividends-received deduction generally available to corporate U.S. Holders. The gross amount of any dividend paid in non-U.S. currency will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the non-U.S. currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the non-U.S. currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. Holder, in the case of ordinary shares, a U.S. Holder generally should not be required to recognize non-U.S. currency gain or loss in respect of the dividend. If the non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the non-U.S. currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. Holder.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for any German taxes withheld in respect of our dividend distributions not in excess of the applicable rate under the Treaty. The limitations on claiming a foreign tax credit are complex and include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income (e.g., such as “passive” or “general” income) cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In addition, the amount of the qualified dividend income, if any, paid to a U.S. Holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. Holder’s U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. The rules governing foreign tax credits are complex. Prospective investors should consult their own tax advisors regarding the availability and implications of foreign tax credits in light of their particular situation. In lieu of claiming a foreign tax credit, U.S. Holders may elect to deduct all non-U.S. taxes paid or accrued in a taxable year in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. Prospective investors should consult their own tax advisors regarding the availability and deductibility of non-U.S. taxes in light of their particular situation.

Sale, Exchange or Other Disposition

Subject to the discussion below under “Additional U.S. Federal Income Tax Consequences — PFIC Rules,” upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a preferential income tax rate. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

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

Additional U.S. Federal Income Tax Consequences

PFIC Rules. Special adverse U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC. In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (1) at least 75% of our gross income for the taxable year is passive income (the “income test”) or (2) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). The determination of whether we are a PFIC will be made annually. We expect to be treated as a publicly traded corporation for purposes of the PFIC rules with respect to the 2020 taxable year. In such case, the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares. Based on our current estimates of expected assets and gross income for the year ended December 31, 2020, we do not believe we were a PFIC for the year ended December 31, 2020. However, fluctuations in the market price of our shares may cause us to become a PFIC for the 2020 taxable year or later taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets. If we were unable to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC would substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2020 taxable year or any future taxable year.

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

If we were to be treated as a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our ADSs or ordinary shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder who makes a QEF Election will be taxed currently on such U.S. Holder’s pro rata share of our annual ordinary income and capital gains (each separately stated). We do not intend to furnish holders with the information necessary to make a QEF Election. A U.S. Holder may make a Mark-to-Market Election if our ordinary shares or ADSs are “marketable stock,” and would, as a result of such election, include as ordinary income the excess of the fair market value of such U.S. Holder’s ADSs or ordinary shares at year-end over such U.S. Holder’s basis in those ADSs or ordinary shares. In addition, any gain recognized upon a sale of ADSs would be taxed as ordinary income in the year of sale.

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

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of certain thresholds may be required to file an information report with respect to such assets on their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons; (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (3) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs and ordinary shares.

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

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of business, we are exposed to risks that may have an impact on our net assets, financial position and results of operations. Please see note 15 (Reporting on Financial Instruments) to our consolidated financial statements for additional information.

Market risk

In general, Biofrontera’s market risk consists of foreign currency and changes in interest rates.

● Foreign currency risk: As of the balance sheet date, the Biofrontera Group was exposed to foreign currency risks, in particular as a result of the intercompany loan granted to the subsidiary Biofrontera Inc. Trade receivables arise to a greater extent than in the past due to the business expansion in the USA and are regularly reviewed with regard to a potential default risk. Trade payables denominated in foreign currencies are insignificant. The Company does not enter into any specific currency hedging transactions. Exchange rate fluctuations are recognized in profit or loss.

Financial assets and liabilities in foreign currencies amount to €7.8 million in the fiscal year ended December 31, 2020 (previous year: €29.1 million). An exchange rate-related change in the value of financial assets and financial liabilities denominated in foreign currencies of +5% would result in a change in earnings of €0.4 million in the fiscal year ended December 31, 2020 (previous year: €1.5 million) in the income statement item “Other income and expenses”.

● Interest rate risk: Interest rate risks exist for the purchase price liability for Cutanea to Maruho and the performance component of the EIB loan. Otherwise, the interest rate risk is considered negligible, as the existing interest rate modalities for the relevant financing of the Biofrontera Group can generally be adjusted to market conditions in the short to medium term. For the performance component, a limit of 4% mitigates the market price risk. An interest rate-related change in the value of the purchase price liability of 1% would result in a change in interest expense of €1.0 million in the fiscal year ended December 31, 2020 (previous year: €1.0 million).

Purchase price risk

The purchase price risk relates to the earn-out provisions in the Share Purchase and Transfer Agreement to acquire Cutanea. For instance, the current uncertain business outlook due to the COVID-19 pandemic may also affect the future valuation of certain assets and liabilities of the Company. Reduced sales of Xepi® may thus lead to a different assessment of the medium-term business and earnings outlook for Xepi® and subsequently to a revaluation of the balance sheet value of such earn-out provisions. A change in the expected gains from the sale of Xepi® of +5% (-5%) would result in a change in the purchase price liability of € +0.8 million (€ -0.8 million).

Credit risk

Biofrontera Group incurs a credit risk if transaction partners are unable to meet their obligations within the ordinary payment periods. The maximum default risk on the balance sheet is represented by the book value of the respective financial asset. The development of receivables is monitored in order to identify possible default risks at an early stage and initiate appropriate measures. Biofrontera’s financial instruments bear minimal risk of default. No specific bad debt allowances were recognized on trade receivables in fiscal year 2020 (previous year: €43 thousand). Cash and cash equivalents assets are invested with banks and insurance companies with adequate deposit protection. All financial assets are due in the short term. As in the previous year, there are no material overdue financial assets for the fiscal year ended December 31, 2020.

Liquidity risk

Liquidity risk refers to the inability to meet existing or future payment obligations as they become due. To ensure the ability to pay at all times and to avoid financial shortages, Biofrontera has established a central cash management system that monitors liquidity requirements in the short, medium and long term. Refinancing for all Group companies is mainly provided by Biofrontera AG.

Liquidity is monitored and managed on the basis of short- and long-term corporate planning. Liquidity risks are identified at an early stage by simulating various scenarios. Current cash and cash equivalents are recorded and monitored on a daily basis.

For information on the (undiscounted) payments from financial debt due in the next few years and other financial liabilities, please refer to the corresponding notes on this balance sheet item. All other financial liabilities are current and are expected to be settled within one year.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Initial Public Offering

In February 2018, we sold 6,000,000 ordinary shares, nominal value €1.00 per share, in a combined offering consisting of (i) a rights offering in Germany of ordinary shares and (ii) an initial public offering in the U.S. of ADSs, each representing two ordinary shares. The offering price in the German rights offering was €4.00 per share, and the offering price in the U.S. initial public offering of ADSs was $9.88 per ADS. From this combined offering, we received aggregate gross proceeds of approximately €24.0 million, and total net proceeds to us from the combined offering of approximately €21.6 million. As part of this offering, we sold 1,300,482 ADSs pursuant to our registration statement on Form F-1 (No. 333-222546) for gross proceeds totaling $12,848,762 and net proceeds totaling $11,821,381. All proceeds of the combined offering have been applied.

Follow-on Offering

In February 2021, we sold 8,969,870 ordinary shares, nominal value €1.00 per share, in a combined offering consisting of (i) a preemptive rights offering in Germany of 6,301,866 ordinary shares to existing shareholders and (ii) a registered offering of any ordinary shares not subscribed by statutory subscription rights to investors in the United States in the form of ADSs, each representing two ordinary shares. The subscription price in the German preemptive rights offering was €2.75 per share, and the offering price in the U.S. initial public offering of ADSs was $6.68 per ADS. From this combined offering, we received aggregate gross proceeds of approximately €24.7 million. As part of this offering, we sold 1,334,002 ADSs pursuant to our registration statement on Form F-3 (No. 333-236021) for gross proceeds totaling approximately $8.9 million and net proceeds, before expenses, totaling approximately $8.2 million.

See “Item 10. Additional Information—Share Capital—Update to Changes in Our Share Capital” for more information on the impact of our securities offerings on share capital.

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

Our management has assessed the internal control over financial reporting as of December 31, 2020. In making its assessment, our management utilized the criteria set out in the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that, based on its assessment, the internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that Franca Ruhwedel is an audit committee financial expert as defined by the SEC rules and is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of The NASDAQ Capital Market.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, or Warth & Klein, has served as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and December 31, 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

in € thousands	2020		2019
Auditing services	530		571
[of which for the previous year]	[54	]	[102	]
Other audit services	-		-
	530		571

The auditing services includes, in addition to the mandatory audit of the annual and consolidated financial statements of Biofrontera AG, the review of the condensed interim financial statements and interim management report, as well as the audit of the consolidated financial statements according to PCAOB standards.

As in the previous fiscal year, no other audit services were provided.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description of Exhibit

1.1*	Articles of Association of Biofrontera AG
1.2	Rules of Procedure of the Supervisory Board of Biofrontera AG (incorporated by reference to Exhibit 3.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
1.3	Rules of Procedure of the Management Board of Biofrontera AG (incorporated by reference to Exhibit 3.3 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on February 5, 2018)
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3(a)	Finance Contract dated May 19, 2017 between the European Investment Bank and Biofrontera AG (incorporated by reference to Exhibit 10.4 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.3(b)	Amendment No. 1 to Finance Contract dated May 19, 2017 between the European Investment Bank and Biofrontera AG (incorporated by reference to Exhibit 2.3(b) to Form 20-F filed with the SEC on April 29, 2019)
2.4	Terms and Conditions of Convertible Bond II (incorporated by reference to Exhibit 10.6 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
2.5*	Description of Securities
4.1†	License and Manufacturing Agreement dated as of October 4, 2017 between Biofrontera Pharma GmbH and Frike Group (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.2†	Supply Agreement dated as of January 1, 2017, between Biofrontera Pharma GmbH and Midas Pharma GmbH (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.3	Leverkusen Lease (English translation) (incorporated by reference to Exhibit 10.7 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.4	2010 Employee Stock Option Plan (incorporated by reference to Exhibit 10.9 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.5	2015 Employee Stock Option Plan (incorporated by reference to Exhibit 10.10 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.6*	Employment Agreement – Hermann Lübbert (English Translation)
4.7	Employment Agreement – Thomas Schaffer (English Translation) (incorporated by reference to Exhibit 10.12 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)
4.8	Employment Agreement – Christoph Dünwald (English Translation) (incorporated by reference to Exhibit 10.13 of Registration Statement on Form F-1 (File No. 333-222546) filed with the SEC on January 12, 2018)

4.9	Share Purchase and Transfer Agreement dated March 25, 2019, between Biofrontera Newderm LLC, Biofrontera AG, Maruho Co. Ltd. and Cutanea Life Sciences, Inc. (incorporated by reference to Exhibit 4.13 to Form 20-F filed with the SEC on April 29, 2019)
4.10††	License and Supply Agreement dated March 10, 2014 by and between Ferrer Internacional, S.A. and Medimetriks Pharmaceuticals, Inc., as amended by Amendment No. 1 and Consent and Acknowledgment Agreement with respect thereto (incorporated by reference to Exhibit 4.14 to Form 20-F filed with the SEC on April 29, 2019)
4.11††	Amendment No. 1 to License and Supply Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Ferrer Internacional, S.A. (incorporated by reference to Exhibit 4.15 to Form 20-F filed with the SEC on April 29, 2019)
4.12	Consent and Acknowledgement Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Ferrer Internacional, S.A. (incorporated by reference to Exhibit 4.16 to Form 20-F filed with the SEC on April 29, 2019)
4.13††	Supply Agreement dated March ___, 2018 by and between Ferrer Internacional, S.A. and Cutanea Life Sciences, Inc. (incorporated by reference to Exhibit 4.17 to Form 20-F filed with the SEC on April 29, 2019)
4.14#	Asset Purchase Agreement dated March 5, 2018 by and between Medimetriks Pharmaceuticals, Inc. and Cutanea Life Sciences, Inc. (incorporated by reference to Exhibit 4.18 to Form 20-F filed with the SEC on April 29, 2019)
4.15††	License Agreement dated April 20, 2020, between Biofrontera AG and Maruho Co. Ltd (incorporated by reference to Exhibit 99.4 of the Current Report on Form 6-K dated February 8, 2021)
4.16	Employment Agreement — Ludwig Lutter (English Translation) (incorporated by reference to Exhibit 99.5 of the Current Report on Form 6-K dated February 8, 2021)
4.17	Share Loan Agreement dated February 4, 2021, between Maruho Deutschland GmbH and Quirin Privatbank AG (incorporated by reference to Exhibit 99.3 of the Current Report on Form 6-K dated February 8, 2021)
8.1*	List of Subsidiaries
11.1	Code of Conduct (incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F (File No. 001-38396) filed on April 30, 2018)
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Warth & Klein Grant Thornton AG
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)

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

Warth & Klein Grant Thornton AG

Wirtschaftsprüfungsgesellschaft

Johannstraße 39

40477 Düsseldorf

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Biofrontera AG

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Biofrontera AG and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Düsseldorf, Germany

April 12, 2021

Consolidated financial statements as of December 31, 2020

Consolidated balance sheet as of December 31, 2020 and 2019

Assets

in EUR thousands		December 31, 2020	December 31, 2019

Non-current assets
Tangible assets	(1)	5,051	5,231
Intangible assets	(1)	17,688	22,848
Deferred tax	(8)	7,525	7,794
Total non-current assets		30,264	35,873

Current assets
Financial assets
Trade receivables	(3)	3,501	5,031
Other financial assets	(4)	531	1,077
Cash and cash equivalents	(7)	16,546	11,119
Total financial assets		20,579	17,227

Other assets
Inventories	(2)	4,673	4,065
Income tax	(6)	5	4
Other assets	(5)	869	1,195
Total other assets		5,547	5,264

Total current assets		26,126	22,491
Total assets		56,391	58,363

Equity and liabilities

in EUR thousands		December 31, 2020	December 31, 2019
Equity	(9)
Subscribed capital		47,748	44,849
Capital reserve		123,493	118,103
Reserve from foreign currency conversion adjustments		1,866	(289)
Loss carried forward		(152,709)	(145,351)
Loss for the period		(13,023)	(7,358)
Total equity		7,375	9,955

Non-current liabilities
Financial debt	(10)	22,736	22,110
Other financial liabilities	(11)	17,994	14,721
Total non-current liabilities		40,730	36,830

Current liabilities
Financial liabilities
Trade payables	(12)	1,623	4,196
Current financial debt	(10)	1,139	1,212
Other financial liabilities	(11)	90	99
Total financial liabilities		2,852	5,508

Other liabilities
Income Tax	(6)	-	11
Other provisions	(13)	3,042	3,495
Other liabilities	(14)	2,392	2,565
Total other liabilities		5,434	6,071

Total current liabilities		8,286	11,579
Total equity and liabilities		56,391	58,363

Consolidated statement of comprehensive income

in EUR thousands		2020	2019	2018
Sales revenue	(16)	30,346	31,265	21,107
Cost of sales	(17)	(3,536)	(4,875)	(4,451)
Gross profit from sales		26,810	26,390	16,656

Operating expenses
Research and development costs	(18)	(4,789)	(4,636)	(4,427)
General administrative costs	(19)	(9,150)	(16,275)	(12,963)
Sales costs	(20)	(20,482)	(28,856)	(17,744)

Result from operations		(7,611)	(23,377)	(18,478)

Effective interest expenses	(21)	(546)	(245)	(170)
Interest expenses	(21)	(2,534)	(2,466)	(1,614)
Interest income	(21)	411	127	24
Other expenses	(22)	(3,836)	(799)	(332)
Other income	(22)	1,417	7,171	1,301
Other income from the PPA (Badwill)	(22)	-	14,812	-

Profit/loss before income tax		(12,697)	(4,777)	(19,269)
Income tax	(23)	(326)	(2.581)	10,391
Profit/loss for the period		(13,023)	(7,358)	(8,878)

Items which may in future be regrouped into the profit and loss statement under certain conditions.
Translation differences resulting from the conversion of foreign business operations		2,155	(286)	(702)

Total profit/loss for the period		(10,868)	(7,644)	(9,580)

Basic/diluted earnings per share	(24)	(0.24)	(0.16)	(0.20)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity for each of the three years ended December 31, 2020, 2019 and 2018

		Ordinary shares	Subscribed capital	Capital reserve	Reserve from foreign currency conversion adjustments (OCI)	Loss carried forward Loss for the period	Total
		Number of shares	in EUR thousands	in EUR thousands	in EUR thousands	in EUR thousands	in EUR thousands
Balance as of January 1, 2018		38,416,828	38,417	100,769	700	(136,505)	3,381
Loss for the period		-	-	-	-	(8,878)	(8,878)
Foreign currency conversion		-	-	-	(702)	-	(702)
Total loss for the period		-	-	-	(702)	(8,878)	(9,580)
Capital Increase		6,000,000	6,000	18,000	-	-	24,000
Conversion from convertible bond 2016/2021		6,874	7	26	-	-	33
Conversion from convertible bond 2017/2022		13,472	13	51	-	-	64
Conversion of stock options from the stock option program		195,500	195	433	-	-	628
Costs of equity procurement		-	-	(2,432)	-	-	(2,432)
Increase in capital reserve from the stock option program		-	-	262	-	-	262
Balance as of December 31, 2018	(9)	44,632,674	44,632	117,109	(2)	(145,383)	16,356
First-time application of IFRS 16		-	-	-	-	32	32
Balance as of January 1, 2019		44,632,674	44,632	117,109	(2)	(145,351)	16,388
Loss for the period		-	-	-	-	(7,358)	(7,358)
Foreign currency conversion		-	-	-	(286)	-	(286)
Total loss for the period		-	-	-	(286)	(7,358)	(7,644)
Conversion from convertible bond 2017/2022		118,841	119	429	-	-	548
Conversion of stock options from the stock option program		97,850	98	207	-	-	305
Costs of equity procurement		-	-	(2)	-	-	(2)
Increase in capital reserve from the stock option program		-	-	360	-	-	360
Balance as of December 31, 2019	(9)	44,849,365	44,849	118,103	(288)	(152,709)	9,955
Balance as of January 1, 2020	(9)	44,849,365	44,849	118,103	(288)	(152,709)	9,955
Loss for the period		-	-	-	-	(13,023)	(13,023)
Foreign currency conversion		-	-	-	2,155	-	2,155
Total loss for the period		-	-	-	2,155	(13,023)	(10,868)
Conversion from convertible bond 2020/2021		2,638,150	2,638	5,179	-	-	7,817
Conversion of stock options from the stock option program		260,000	260	325	-	-	585
Cost of equity procurement		-	-	(407)	-	-	(407)
Increase in capital reserve from the stock option program		-	-	293	-	-	293
Balance as of December 31, 2020	(9)	47,747,515	47,748	123,493	1,867	(165,732)	7,375

Consolidated cash flow statement for each of the three years ended December 31, 2020, 2019 and 2018

in EUR thousands		2020	2019	2018
Cashflows from operations
Loss before income tax		(12,697)	(4,777)	(19,269)
Adjustments to reconcile loss before income tax to cash flow into operations
Income tax		(57)	36	(9)
Financial result		2,669	2,658	1,784
Depreciation		5,333	3,156	754
Other non-current provisions		-	(1,545)	1,545
Losses from disposal of assets		(85)	386	5
Non-cash (income) and expenses		3,771	(15,334)	(328)
Changes in operating assets and liabilities
Trade receivables		1,514	(673)	(1,836)
Other assets and income tax assets		871	3,044	(149)
Inventories		(1,023)	(148)	368
Trade payables		(2,573)	596	185
Provisions		(563)	710	2,366
Other liabilities		(9)	(21,003)	1,150
Net cash flow used in operational activities		(2,849)	(32,894)	(13,434)

Cash flow from investment activities
Purchase of intangible and tangible assets		(774)	(1,854)	(513)
Business combinations (incl. cash and start-up costs)		3,547	22,814	-
Proceeds from sale of intangible and tangible assets		100	93	2
Net cash flow used in investment activities		2,873	21,053	(511)

Cashflows from financing activities
Proceeds from the issue of shares		7,914	-	24,000
Costs of equity procurement		(406)	(3)	(1,768)
Proceeds from draw down of EIB loan		-	5,000	-
Proceeds from exercise of employee stock options		585	305	628
Leasing payments		(1,363)	(1,183)	-
Interest paid		(782)	(664)	(536)
Net cash flows provided by financing activities		5,948	3,455	22,274

Net increase/(decrease) in cash and cash equivalents		5,972	(8,386)	8,329
Changes from exchange rate differences		(545)	54	39
Cash and cash equivalents at the beginning of the period		11,119	19,451	11,083
Cash and cash equivalents at the end of the period	(28)	16,546	11,119	19,451

Notes to the consolidated financial statements as of December 31, 2020

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

Summary of significant accounting policies

Basis for preparation of the consolidated financial statements

The consolidated financial statements for Biofrontera AG for the financial year from January 1, 2020 to December 31, 2020 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) as issued by the IASB, which are applicable on the balance sheet date.

The consolidated financial statements are prepared on a going concern basis.

Biofrontera AG is the parent company, which prepares consolidated financial statements for the group companies.

The consolidated financial statements as of December 31, 2020 are presented in euros (EUR) or thousands of euros. Rounding differences can arise in the tables due to commercial rounding.

On April 12, 2021, the Management Board approved the consolidated financial statements for the financial year ending December 31, 2020 for publication and forwarding to the Supervisory Board.

Special events in the 2020 financial year

Impact of the COVID-19 pandemic

The reporting year 2020 was defined by the impact of the coronavirus pandemic. In the reporting period from January 1 to December 31, 2020, Biofrontera was directly affected by the global coronavirus crisis from mid-March and had to accept lower sales figures as a result, especially in the USA. Due to the down payment of the Japanese Maruho Co., Ltd. (Maruho), the fully placed convertible bond 2020/2021 in August 2020, and cost-saving measures introduced at an early stage, the Company was able to successfully counteract the negative effects on the sales side.

The coronavirus crisis has led to a declining number of treatments and thus to sharp declines in sales, particularly in our most important sales market, the United States. On March 20, 2020, i.e. shortly after the pandemic spread of the virus became known, the Company therefore announced that it would take comprehensive preventive measures to reduce and control costs.

While these cost reduction measures were in place, the Company was able to ensure full compliance with all medical and capital regulatory requirements without interruption, as well as meeting all disclosure obligations at all times.

The continued difficult business outlook due to the COVID-19 crisis has affected the valuation of certain assets and liabilities of the Company. During the crisis, the sales strategy in the U.S. market has focused on our flagship product Ameluz® and the envisioned re-launch to better position our in-licensed product Xepi® had to be delayed. The reduced sales of Xepi® have led to a reassessment of the medium-term business and earnings prospects for Xepi® and thus to an impairment of the Xepi® license in the first quarter of 2020. To a minor extent, inventories were written down as of December 31, 2020 due to an expected expiration of shelf life. Beyond this, no significant risks have arisen in relation to financial instruments, in particular no unusual bad debt events.

Subscription offers for mandatory convertible bonds

The issuance of up to 1,600,000 units of a 0.5% qualified subordinated mandatory convertible bond 2020/2024 and the issuance of up to 1,600,000 units of a 1.00% qualified subordinated mandatory convertible bond 2020/2026, which were resolved on February 26, 2020, were withdrawn in March 2020 due to the turmoil on the capital markets caused by the coronavirus crisis and were not executed.

To ensure liquidity in the short term, Biofrontera issued a 1.0% qualified subordinated mandatory convertible bond 2020/2021 in August 2020. The issuance was fully placed with gross proceeds of EUR 7.9 million. On November 12, 2020, the Company announced that it would exercise its right to mandatory conversion in accordance with section 8 (2) of the bond terms and conditions, which was subsequently implemented in the reporting year.

Taking into account the capital measure carried out in February 2021 with gross issue proceeds of EUR 24.7 million, the Biofrontera Group currently has sufficient liquidity to continue financing its business operations for at least 12 months.

Changes in accounting standards

The accounting policies applied are consistent with those applied on December 31, 2019, with the exception of the new and revised standards and interpretations described below that were applied for the first time starting with the 2020 financial year.

Standard	Description	Mandatory application	Expected effects
Amendment to IAS 1	“Presentation of financial statements”	January 1, 2020	No effects

Amendment to IAS 8	“Accounting policies, changes in accounting estimates and errors” “Definition of material”	January 1, 2020	No effects

Amendment to IFRS 3	“Business combinations”	January 1, 2020	No effects

Amendment to IFRS 9	“Financial instruments”	January 1, 2020	No effects

Amendment to IFRS 7	“Financial instruments: Disclosures”	January 1, 2020	No effects

Amendment to IAS 39	“Financial instruments: Recognition and measurement”	January 1, 2020	No effects

Amendment to IFRS 16	“Leases”	June 1, 2020	No effects

Amendments to References to the Conceptual Framework	References to the Conceptual Framework	January 1, 2020	No effects

Future changes in accounting standards

Biofrontera has not implemented early adoption or does not intend to implement early adoption of the following standards, interpretations and amendments to the set of regulations approved by the IASB:

Standard	Description	Mandatory application	Expected effects
Amendment to IFRS 3	“Business combinations” References to the Conceptual Framework	January 1, 2022	No effects

Amendment to IFRS 17	Insurance contracts	January 1, 2023	No effects

Amendment to IFRS 4 and IFRS 9	IFRS 4 “Insurance contracts”, postponement of the application of IFRS 9	January 1, 2021	No effects

Amendment to IFRS 4,7,9,16 and IAS 39	IFRS 9 “Financial instruments”, IFRS 4 “insurance contracts” IFRS 7 “Financial instruments: Disclosures”, IFRS 16 “Leases”, IAS 39 “Financial instruments: Recognition and measurement” Interest rate benchmark reform (phase 2)	January 1, 2021	No effects

Amendment to IAS 16	“Property, plant and equipment”: Revenues before the intended use	January 1, 2022	No effects

Amendment to IAS 1	“Presentation of financial statements” Classification of liabilities as current or non-current; disclosure of accounting policies	January 1, 2023	No effects

Amendment to IAS 37	“Provisions, contingent liabilities and contingent assets”: Adverse contracts - costs of contract fulfillment	January 1, 2022	No effects

Amendment to IAS 8	“Accounting Policies, Changes in Accounting Estimates and Errors”: Definition of accounting estimates	January 1, 2022	No effects

Annual Improvements to IFRSs	Annual improvements to IFRSs Cycle 2018-2020	January 1, 2022	No effects

Basis of consolidation

The consolidated financial statements for the financial year ending December 31, 2020 include the financial statements of the parent company, Biofrontera AG, and the subsidiary companies in which the parent has a direct majority of the voting rights. The following companies have been included in the consolidated financial statements. The shareholdings are unchanged from the previous year:

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

The basis for the consolidation of the companies included in the consolidated financial statements are the financial statements (or HBII pursuant to IFRS) of these companies prepared for December 31, 2020 pursuant to uniform principles. The consolidated financial statements as of December 31, 2020 have been prepared on the basis of uniform accounting policies (IFRS).

The subsidiaries have been fully consolidated from the date of acquisition. The date of acquisition is the date when the parent company obtained control of these subsidiaries. The subsidiaries are included in the consolidated financial statements until control over these companies no longer exists.

All intercompany receivables and liabilities as well as income and expenses were eliminated in the course of consolidation. Intercompany results were eliminated.

Translation of amounts in foreign currencies

The consolidated financial statements as of December 31, 2020 have been prepared in EUR (or thousands of EUR), which is the functional currency of all the German companies included in the consolidated financial statements and is the Group’s reporting currency.

For subsidiaries with a functional currency that is the local currency of the country in which they have their registered office, the assets and liabilities that are recognized in the foreign currency on the balance sheets of the foreign, economically independent subsidiaries, are converted to euros applying the relevant period-end exchange rate (2020: 1.2230 USD/EUR, previous year 1.1227 USD/EUR). Income and expense items are translated applying the average exchange rates applicable to the relevant period (2020: 1.1410 USD/EUR, previous year: 1.1194 USD/EUR). The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components (2020: EUR 2,155 thousand, previous year: EUR (286) thousand).

Transactions realized in currencies other than EUR are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses resulting from such translation are recognized in the income statement as a loss in the amount of EUR (3,601) thousand (previous year: gain of EUR 324 thousand).

Application of estimates

The preparation of the consolidated financial statements for December 31, 2020 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities as reported on the balance sheet date, and revenues and expenses arising during the financial year.

Main areas of application for significant assumptions, estimates and the exercise of discretion arise for the following matters:

●	Fair value measurement under IFRS 13 in relation to the determination of the fair value of the purchase price liability for Cutanea.

According to the earn-out agreement of the purchase agreement for the acquisition of the shares in Cutanea Life Sciences, Inc. the profits from the sale of the Cutanea products will be split equally between Maruho and Biofrontera until 2030. The expected annual purchase price payments will be due depending on future profits generated from the sale of Xepi®. In determining the future purchase price payments, management has to make assumptions and estimates about the future expected profits from the sale of Xepi® as well as a determination of the cost of capital.

●	Assessment of the recoverability of non-current assets

Biofrontera is required to assess external and internal sources of information for non-current assets that are subject to amortization, based on which possible indications of impairment or reversal of impairment can be identified. When assessing whether there are indications of impairment or a reversal of impairment losses and - if such indications exist - when determining the fair values required in this case as part of an impairment test, management must make assumptions and estimates about the expected future cash flows from the use of the non-current assets and a determination of the cost of capital.

●	Income taxes

Biofrontera is required to calculate the expected current income tax for each group company, as well as to assess temporary differences arising from the different treatment of certain balance sheet items between the IFRS consolidated financial statements and the financial statements prepared for tax purposes. Where temporary differences exist, these generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management must make assumptions and estimates when calculating actual and deferred taxes. The recognition of deferred tax assets of Biofrontera AG is subject to higher requirements due to the loss history. Deferred tax assets are only recognized if it can be substantiated that taxable profits will be generated in the future and that it is then probable that the deferred tax item to be capitalized can be offset against future taxable profits. In order to assess the probability of the future utilization of deferred tax assets, various factors have to be taken into account, such as the earnings situation in the past and operational planning. If actual results differ from these estimates, or if these estimates have to be adjusted in future periods, this could have an adverse effect on the Group’s net assets, financial position and results of operations. If there is a change in the assessment of the recoverability of deferred tax assets, the recognized deferred tax assets - in accordance with the original recognition - are to be written down through profit or loss or recognized directly in equity, or impaired deferred tax assets are to be recognized through profit or loss or directly in equity.

●	Provisions for litigation risks

Provisions are recognized for pending legal proceedings on the basis of current estimates. The outcome of the legal proceedings cannot be determined or is subject to uncertainties. In assessing the risks arising from litigation, management must make assumptions and estimates as to whether and to what extent provisions for litigation risks should be recognized. Actual claims arising from legal proceedings may therefore differ from the amounts accrued.

●	Estimates in connection with financial instruments

Estimates are made to determine fair values in connection with the measurement of the performance component of the EIB loans and the liabilities from the stock appreciation program. The determination requires management to make assumptions regarding the valuation models used as well as a determination of the cost of capital.

●	Development costs

At Biofrontera, research and development costs include expenses for clinical trials as well as for the granting, maintenance and extension of approvals. For the approved drug Ameluz® as well as for the other research and development projects, with the exception of the further development of the new BF-RhodoLED® XL red light lamp, research and development costs are recognized as expenses in the period in which they are incurred. In the opinion of management, the criteria prescribed by IAS 38.57 for the recognition of development costs as assets are not met due to the uncertainties associated with the development of new products by the Biofrontera Group until approval in the target markets has been obtained and it is probable that future economic benefits will flow to the Company.

The BF-RhodoLED® XL red light lamp is a further development of the existing lamp, from which Biofrontera expects a future economic benefit.

Estimates are based on experience and other assumptions that are believed to be reasonable under the circumstances. They are reviewed on an ongoing basis, but may differ from actual values.

Changes in previous estimates due to the impact of the COVID-19 pandemic have occurred with regard to the valuation of the Xepi® license, the purchase price payment from the earn-out agreement with Maruho and the EIB loan.

The expected income from the sale of Xepi® and, consequently, the expected annual purchase price payments were reestimated as of March 30, 2020, due to the current market situation influenced by the COVID-19 pandemic and resulting time shifts in the market penetration of Xepi®. This resulted in an impairment of the Xepi® license and a reduction of the nominal amount of the expected purchase price payment. As a result of the significant decrease in market capitalization in 2020, there was a reduction in the performance component of the EIB loan recognized in income.

The carrying amounts of the items affected by estimates can be found in the respective explanations of the items in the notes to the consolidated financial statements.

Tangible assets and leases

Pursuant to IAS 16, tangible assets are recognized on the balance sheet at historical acquisition and production cost less scheduled depreciation. Depreciation of tangible assets is generally applied straight-line over the estimated useful life of assets (generally three to thirteen years). The main useful lives are unchanged:

■	IT equipment 3 years, straight-line
■	Other Fixtures and equipment 4 years, straight-line
■	Office and laboratory facilities 10 years, straight-line
■	Laboratory devices 13 years, straight-line

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

The main useful lives of leases are determined by the term of the agreement and are as follows

■	Motor vehicles 3 years, straight-line
■	Buildings 6 years, linear

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

Financial assets

Financial assets are recognized as assets in the event that Biofrontera has a contractual right to receive cash or other financial assets from another party. Customary purchases and sales of financial assets are generally recognized on the settlement date. Financial assets are allocated to the category “Held” and are valued at amortized cost. Non-interest-bearing or low-interest receivables are recognized at cash value.

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

Inventories

Raw materials and supplies, as well as finished and unfinished goods, are recognized at the lower of cost or net realizable value. Borrowing costs are not capitalized. Cost is calculated applying the first-in-first-out method (FIFO). A value adjustment is made to the inventories on the balance sheet date if the net realizable value is lower than the carrying amount. BF-RhodoLED®, which are carried for sales activities in the Company’s own inventory are recognized at a fixed value.

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

The valuation of the purchase price liability from the earn-out agreement was based on term-specific cost of capital rates ranging from 8.27% to 8.74% (previous year: from 9.39% to 9.53%).

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

The performance component represents a separable financial instrument in the form of an embedded derivative, which is measured at fair value on each reporting date and is to be classified to a fair value hierarchy of level 3. The market capitalization at maturity is the same as that of the measurement cut-off date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the tranches received is calculated based on a notional participation rate in the market capitalization (the so-called notional equity proportion). This is discounted to the valuation date applying a market interest rate of 2.93% (previous year: 12.33%) for the 2017 EIB loan and 3.26% (previous year: 10.63%) for the 2019 EIB loan. The overall valuation effect on the performance component resulting from the change in interest rates is immaterial.

Non-financial liabilities

Non-financial liabilities are carried at the repayment amount.

Provisions

Provisions are formed if an obligation to third parties resulting from a past event exists and is likely to result in an outflow of assets in the future, and if the effect on assets can be reliably estimated.

Stock options

Stock options (equity-settled share-based payments) are valued at the fair value on the date of granting. The fair value of the obligation is capitalized as a personnel expense over the retention period. Obligations relating to cash-settled share-based payment transactions are recognized as liabilities and are measured at the fair value on the balance sheet date. In the event that Biofrontera AG has the right to choose between payment in cash or payment using shares when a right is exercised, an increase in the capital reserve is initially performed pursuant to IFRS 2.41 and IFRS 2.43. The costs are recognized over the vesting period. The fair value of both cash-settled and equity-settled share-based payment transactions is generally determined using a generally accepted valuation model.

Stock Appreciation Rights

The obligations under Biofrontera’s stock appreciation rights program are cash-settled share-based payments that are recognized at fair value. Changes in fair value during the term are recognized in profit or loss. The fair value is determined using internationally recognized valuation techniques.

Income tax

In accordance with IAS 12, Biofrontera recognizes deferred taxes for valuation differences between IFRS valuation and tax law valuation. Deferred tax liabilities are generally recognized for all taxable temporary differences.

The recognition of deferred tax assets is subject to higher requirements due to the loss history. Deferred tax assets are only recognized if there are substantial indications that future taxable profits will be generated and that the deferred tax item to be recognized can be expected to be offset against future taxable profits.

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

Xepi® is sold directly to specialty pharmacies in the USA. Sales are recognized net of sales deductions when ownership and control are transferred to the customer. Sales deductions include expected returns, discounts and incentives such as payments made under patient assistance programs. These rebates are estimated at the time of sale based on the amounts incurred or expected to be received for the related sales.

Revenue is recognized when the products are delivered to the respective customers.

In addition, Biofrontera generates sales revenues within the framework of the research and development cooperation with Maruho Co Ltd. Revenue is recognized over a specific period of time.

Down payments received by Biofrontera for the conclusion of license agreements granting customers a right of use are realized on a point-in-time basis.

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

Research and development expenses

Pursuant to IAS 38, development costs are recognized as “intangible assets” under certain conditions. Research costs are recognized as costs as they are incurred. Development costs are capitalized if the criteria of IAS 38.57 are fulfilled depending on the possible outcome of development activities.

Research and development costs relating to the drug Ameluz®, which has been approved in Europe and the U.S., and to the Company’s other research and development projects, are consequently expensed in the period in which they are incurred. Intangible assets under development relate to the further development of BF-RhodoLED®, as the recognition criteria of IAS 38.57 are fulfilled.

Notes to the consolidated balance sheet

1. Intangible and tangible assets

In the 2020 financial year, impairment losses on tangible assets were recognized in the amount of EUR 0 thousand (previous year: EUR 527 thousand) and on intangible assets in the amount of EUR 2,001 thousand (previous year: EUR 0 thousand). The impairment losses on property, plant and equipment in the previous year were included in the cost of sales, and those on intangible assets are also included in the cost of sales.

The cost of short-term and low-value leases amounts to EUR 374 thousand (previous year: EUR 386 thousand). The income from a sublease agreement amounts to EUR 33 thousand (previous year: EUR 34 thousand).

Intangible assets include the marketing license for Xepi® acquired as part of the acquisition of Cutanea Life Sciences, Inc. on March 25, 2019 in the amount of EUR 16,720 thousand. The acquisition costs of the license amounted to EUR 23,604 thousand translated at the acquisition date and will be amortized over a useful life of 139 months corresponding to the term of the license agreement.

Biofrontera uses external and internal sources of information to evaluate at each reporting date whether there are any indications of impairment or a reversal of impairment.

As of March 31, 2020, an impairment loss of EUR 2,001 thousand was recognized on the value in use of EUR 21,981 thousand on the license. Within the framework of the impairment in fiscal year 2020, term-specific cost of capital rates in the range of 8.87% to 9.07% were used. A change in the expected profits from the sale of Xepi® of +5% (-5%) would result in a change in the impairment of EUR 1,151 thousand; an increase or decrease in the weighted average cost of capital of 1% would result in a decrease in the impairment of EUR 1,550 thousand and an increase in the impairment of EUR 1,696 thousand, respectively.

Due to the COVID-19 pandemic, the planned re-launch to better position Xepi was prevented. The resulting reduced sales of Xepi® have led to a reassessment of the medium-term business and earnings outlook. As of December 31, 2020, Biofrontera has not identified any indication for impairment or reversal of impairment.

Tangible and intangible assets are composed as follows:

Statement of changes in non-current assets for 2020

in EUR thousands	Purchase and production cost					Accumulated depreciation and amortization					Carrying amounts
	Jan. 01,2020	Currency translation	Additions	Disposals	Dec. 31, 2020	Jan. 01, 2020	Currency translation	Additions	Disposals	Dec. 31, 2020	Dec. 31, 2020	Jan. 01, 2020
Tangible assets and leases
Operating and business equipment	3,647	(46)	548	(191)	3,958	(2,492)	18	(276)	176	(2,574)	1,385	1,155
Right-of-use leasing properties	3,560	-	653	-	4,213	(505)	-	(722)	-	(1,227)	2,986	3,055
Right-of-use leasing tangible assets	1,612	-	166	-	1,778	(592)	-	(505)	-	(1,098)	681	1,020
	8,819	(46)	1,367	(191)	9,949	(3,589)	18	(1,503)	176	(4,898)	5,051	5,230

Intangible assets
Software and licenses	206	(2)	25	(1)	227	(190)	2	(14)	1	(201)	27	16
Right-of-use assets	24,474	(2,138)	-	-	22,336	(2,356)	582	(3,816)	-	(5,590)	16,746	22,118
Intangible assets under development	715	-	201	-	916	-	-	-	-	-	916	715
	25,395	(2,140)	226	(1)	23,480	(2,546)	584	(3,830)	1	(5,791)	17,689	22,849
	34,214	(2,185)	1,593	(193)	33,429	(6,135)	601	(5,333)	177	(10,689)	22,740	28,079

Statement of changes in non-current assets for 2019

in EUR thousands	Purchase and production cost						Accumulated depreciation and amortization					Carrying amounts
	Jan 01, 2019	Currency translation	Additions	Change of consolidation group	Disposals	Dec. 31, 2019	Jan. 01, 2019	Currency translation	Additions	Disposals	Dec. 31, 2019	Dec. 31, 2019	Jan. 01, 2019
Tangible assets and leases
Operating and business equipment	4,104	2	1,294	1,340	(3,093)	3,647	(3,309)	(1)	(482)	1,300	(2,492)	1,155	795
Right-of-use leasing properties	1,768	-	1,792	-	-	3,560	-	-	(505)	-	(505)	3,055	1,768
Right-of-use leasing tangible assets	567	-	1,045	-	-	1,612	-	-	(592)	-	(592)	1,020	567
	6,439	2	4,131	1,340	(3,093)	8,819	(3,309)	(1)	(1,579)	1,300	(3,589)	5,230	3,130

Intangible assets
Software and licenses	446	-	20	-	(260)	206	(427)	-	(21)	258	(190)	16	19
Right-of-use-assets	1,101	(69)	92	23,604	(254)	24,474	(1,035)	5	(1,556)	230	(2,356)	22,118	66
Intangible asset under development	267	-	448	-	-	715	-	-	-	-	-	715	267
	1,814	(69)	560	23,604	(514)	25,395	(1,462)	5	(1,577)	488	(2,546)	22,849	352
	8,253	(67)	4,691	24,944	(3,607)	34,214	(4,771)	4	(3,156)	1,788	(6,135)	28,079	3,482

2. Inventories

in EUR thousands	December 31, 2020	December 31, 2019
Raw materials	1,557	893
Unfinished goods	390	201
Finished goods and products	2,727	2,971
Total	4,673	4,065

In 2020, inventories were written down by EUR 414 thousand (previous year: EUR 24 thousand).

The finished goods and products include PDT lamps that are made available to doctors for a fee within the framework of a 6-month evaluation phase of EUR 145 thousand (previous year: EUR 89 thousand).

3. Trade receivables

Trade receivables are mainly attributable to the sale of Ameluz®, the PDT lamp BF-RhodoLED®, Xepi® and the medical cosmetics product Belixos®. It is expected that all trade receivables will be settled within twelve months of the balance sheet date.

Allowances for doubtful accounts were made in the amount of EUR 36 thousand (previous year: EUR 43 thousand). As in the previous year, there were no outstanding receivables on the balance sheet closing date that were not value-adjusted.

Of the receivables, EUR 100 thousand (previous year: EUR 178 thousand) are attributable to finance leases for PDT-lamps.

4. Other financial assets

Other financial assets comprise mainly prepayments rendered for studies (EUR 220 thousand; previous year: EUR 359 thousand) and the depositing of collateral, mainly for leasing property, credit cards and leasing vehicles in the amount of EUR 267 thousand (previous year: EUR 300 thousand). As in the previous year, no individual value impairments were applied during the reporting year.

5. Other assets

Other assets mainly comprise of accruals and deferrals (EUR 817 thousand; previous year: EUR 1,113 thousand).

As in the previous year, no individual value impairments were applied during the reporting year.

6. Income tax

Income tax reimbursement claims consist of claims for tax refunds relating to withheld capital gains tax, plus the Solidarity Surcharge of EUR 5 thousand (previous year: EUR 4 thousand). Income tax liabilities relate to current income tax liabilities for fiscal year 2020 in the amount of EUR 0 thousand (previous year: 11 thousand).

7. Cash and cash equivalents

Cash and cash equivalents relate to cash in hand, cheques, bank deposits and money deposits with a term of up to three months at the time of acquisition amounting to a total of EUR 16,546 thousand (previous year: EUR 11,119 thousand).

8. Deferred income tax

Deferred tax assets amount to EUR 7,525 thousand (previous year: EUR 7,794 thousand) and relate to the deferred tax assets on losses carried forward for Biofrontera Pharma GmbH.

The reduction in deferred tax assets results from the use of the tax loss carryforwards of Biofrontera Pharma GmbH in the amount of EUR 269 thousand (previous year: EUR 256 thousand). In the previous year, there was also a reduction in the trade tax rate of the city of Leverkusen with effect of January 1, 2020 in the amount of EUR 2,350 thousand.

The subsidiary Biofrontera Pharma GmbH has generated profits in the fiscal years 2019 and 2020 and it can be assumed that Biofrontera Pharma GmbH will continue to generate positive results in the future and thereby utilize its tax loss carryforwards.

Further deferred income tax on loss carryforwards incurred at Biofrontera AG in the amount of EUR 74 thousand (previous year: EUR 153 thousand) and at Biofrontera Inc. in the amount of EUR 0 (previous year: EUR 533 thousand) were capitalized to the extent that they are offset by deferred tax liabilities in the same amount.

The following table explains the generally existing deferred tax assets from tax loss carryforwards that have developed within the Group:

	December 31, 2020		December 31, 2019
in EUR thousands	Loss carried forward	Deferred tax assets	Loss carried forward	Deferred tax assets
Corporation tax including Solidarity Surcharge	134,606	21,301	135,415	21,436
Business tax	118,599	10,377	120,692	10,561
U.S. corporation tax	32,172	8,365	23,616	6,140
Total		40,044		38,137

These loss carryforwards have an unlimited carryforward period under current German law. In the USA, tax loss carryforwards can be carried forward for 20 years when occurred until December 31, 2017 in the amount of EUR 8,595 thousand, and indefinitely when occurred from January 1, 2018 in the amount of EUR 23,577 thousand (previous year: EUR 15,021 thousand).

	December 31, 2020		December 31, 2019
in EUR thousands	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Loss carried forward	7,824	-	8,568	-

Non-current assets

-Intangible assets	789	(656)	-	(620)
-Tangible assets	-	(980)	-	(1,002)

Current assets
- Receivables and other assets	15	-	43	-

Non-current and current financial liabilities	812	-	859	-

Current liabilities
- Liabilities and other	-	(279)	-	(54)
Total	9,440	(1,915)	9,470	(1,676)
Netting of deferred tax assets and liabilities	(1,915)	1,915	(1,676)	1,676
As recognized on balance sheet	7,525	-	7,794	-

Deferred taxes on losses carried forward are capitalized to the extent that there is substantial evidence that it is probable that future taxable profit will be available against which the loss carryforwards can be utilized or if there is an equivalent level of deferred tax liabilities. Due to the lack of predictability regarding future taxable profits with consideration of the loss history, the remaining deferred tax assets deriving from loss carryforwards in the amount of EUR 32,220 thousand (previous year: EUR 29,569 thousand) and deferred tax assets in the amount of EUR 1,812 thousand (previous year: EUR 2,000 thousand) were not recognized on the balance sheet, in accordance with IAS 12.34.

The following provides a reconciliation between expected and actual reported income tax expense, with the output value being based on the income tax rate of 24,575% (previous year: 32,45%) currently applicable to the Biofrontera Group.

in EUR thousands	December 31, 2020	December 31, 2019
Consolidated loss before tax	(12,697)	(4,777)
Expected income tax reimbursement	3,120	1,550
Differences arising from different tax rates	146	(839)

Effects of changes in trade tax rates
- from temporary differences	-	16
- from loss carryforwards	-	(2,350)
Tax increases due to non-deductible expenses	(982)	(538)
Changes in unrecognized deferred tax assets
- from active temporary differences	188	(1,217)
- from loss carryforwards	(2,627)	(4,251)

Tax-free income (badwill)	-	4,807
Other effects	(170)	241
Income taxes as per statement of comprehensive income	(325)	(2,581)

9. Equity

Share capital

The fully paid in share capital of the parent company, Biofrontera AG, amounted to EUR 47,747,515 on December 31, 2020. It was divided into 47,747,515 registered shares with a nominal value of EUR 1.00 each. On December 31, 2019, the share capital amounted to EUR 44,849,365.

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

The numbers of shares held by the shareholders on December 31, 2020, based on the most recent mandatory disclosures, are as follows:

	December 31, 2020	December 31, 2019
Maruho Deutschland Co., Ltd., Osaka Japan The total share of voting rights is assigned to Maruho Co., Ltd, Osaka, through the company Maruho Deutschland GmbH, Düsseldorf, which is controlled by the former.	13,399,965	13,047,754
Wilhelm Konrad Thomas Zours The voting rights through the chain of subsidiaries listed below are attributed to Mr. Zours: ● DELPHI Unternehmensberatung AG ● VV Beteiligungen AG ● Deutsche Balaton AG ● Deutsche Balaton Biotech AG ● Prisma Equity AG ● Sparta AG ● ABC Beteiligungen AG ● AEE Ahaus-Enscheder AG ●MARNA Beteiligungen AG ●Youbisheng Green Paper AG ●Strawtec Group AG	14,218,773	13,300,694
Free float	20,128,777	18,500,917
Total	47,747,515	44,849,365

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

In the event of the Company achieving an annual surplus, the Management and Supervisory boards are authorized to transfer all or part of the annual surplus that remains, after deduction of the sums to be placed in the legal reserves and of a loss carried forward, to retained earnings. It is not permissible to transfer more than half of the annual surplus to retained earnings if, after such a transfer, the other retained earnings would exceed half of the share capital. The shareholders’ share of profits is calculated based on the size of their holding of the share capital.

Authorized/conditional capital

The Company had no authorized capital as of the reporting date.

The conditional capital consisted of three share capital amounts.

The conditional increase in the share capital (Conditional Capital I) of EUR 6,434,646 was approved on August 28, 2015, of which is EUR 1,359,864 available as at December 31, 2020. Conditional Capital I serves to secure the granting of option rights and the agreement of option obligations in accordance with the bond terms and conditions.

The conditional increase in the share capital (Conditional Capital III) of EUR 542,400 was approved on February 28, 2015, of which is EUR 249,050 available as of December 31, 2020, and serves exclusively to fulfill option rights (2010 share option program) granted on July 1, 2015 on the basis of the annual general meeting (“AGM”) of July 2, 2010.

The conditional increase in the share capital (Conditional Capital V) of EUR 1,814,984 approved on February 28, 2015. of which is EUR 1,554,984 available as at December 31, 2020 and serves exclusively to fulfill option rights (2015 share option program) granted until August 27, 2020 on the basis of the AGM on August 28, 2015.

Convertible bond 2017/2022

On December 23, 2016, the Company’s Management Board approved the issue of a convertible bond, which was placed in full in an amount of EUR 5.0 million in January 2017. The individual bonds will bear interest of 6% per year from February 1, 2017 on their nominal amount. The interest is payable semi-annually in arrears on January 1 of each year, for the first time on July 1, 2017. The fair value of the convertible bond was calculated on the basis of an interest rate of 7.6% in the initial valuation. The term of the 2017/2022 convertible bond begins on the day of its initial issue (“issue date”) and ends on December 31, 2021 and is due for repayment on January 01, 2022.

As of December 31, 2020, bonds in a nominal amount of EUR 2,030,800 were converted into the Company’s shares. In 2020, no bonds were converted (previous year: nominal amount EUR 564,500; 118,841 shares).

Convertible bond 2020/2021

In August 2020, Biofrontera issued a qualified subordinated mandatory convertible bond 2020/2021 from Conditional Capital I. The bond was divided into 2,638,150 bearer bonds with a nominal value of EUR 3.00 each (“bonds”). The term of the bonds began on August 20, 2020 and ends on December 20, 2021. However, in accordance with section 8 (2) of the terms and conditions of the bonds, the Company is entitled to make a mandatory conversion at any time for an unlimited period after the price of the Company’s shares has exceeded EUR 4.50 (“mandatory conversion trigger price”).

On November 12, 2020, Biofrontera decided to exercise the right to mandatory conversion in accordance with §8 (2) of the bond terms and conditions.

Accordingly, shares with a nominal value of EUR 2,638,150 Biofrontera AG were converted from the mandatory convertible bond 2020/2021. In this context, EUR 5,179 thousand was allocated to the capital reserve. With the early exercise of the conversion option by Biofrontera, the debt portion outstanding at the conversion date in the amount of EUR 98 thousand was recognized in profit or loss. The capital procurement costs incurred in the amount of EUR 378 thousand were deducted from the capital reserve.

2010 stock option program

The exercise period for the last tranche of the 2010 stock option program ended on April 02, 2020. The options still exercisable as of December 31, 2019 (23,000 options) expired in the reporting period.

2015 stock option program

At the AGM on August 28, 2015, the Management Board and Supervisory Board proposed a new share option program for employees to the AGM, which approved the initiative. Accordingly, the Management Board or, to the extent that the beneficiaries are Management Board members, the Supervisory Board, are entitled until August 27, 2020 to issue up to 1,814,984 subscription rights to up to EUR 1,814,984 of the Company’s ordinary registered shares, whose exercise is tied to certain targets.

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

Exercising the options from a tranche is possible, if at the beginning of the respective exercise period, the price (hereinafter referred to as the “reference price”) of a share in Biofrontera Aktiengesellschaft exceeds the exercise price by at least 20%, and a minimum reference price of EUR 5.00 is reached (hereinafter referred to as the “minimum reference price”). The reference price is equal to the arithmetical average (unweighted) of the closing prices on the Frankfurt Stock Exchange in floor trading and Xetra trading for the Company’s shares between the 15th and the 5th stock market day (in each case inclusive) before the start of the respective exercise window. The minimum reference price is adjusted in the following cases to align the specified performance target with changed circumstances:

■	In the event of a capital increase from company funds being implemented by issuing shares, the minimum reference price is reduced by the same ratio as new shares issued compared to existing shares. If the capital increase is implemented from company funds without issuing new shares (Section 207 (2) Clause 2 of the German Stock Corporation Act [AktG]), the minimum reference price is not changed.
■	In the case of a capital reduction, no adjustment of the minimum reference price is implemented, provided that the total number of shares is not changed by the capital reduction, or if the capital reduction is connected to a capital repayment or purchase of treasury shares. In the case of a capital reduction performed by consolidating shares without capital repayment and in the case of increasing the number of shares with no associated change in capital (share split), the minimum reference rate increases in line with the capital reduction or share split.

Other adjustments to the minimum reference price are not implemented.

The exercising of options is limited to the following time periods (hereinafter “exercise windows”), in other words, only declarations of exercising of rights submitted to the Company within an exercise window will be considered:

a)	on the 6th and subsequent 20 banking days after the date of the AGM (exclusive),
b)	on the 6th and subsequent 20 banking days after the date of submission of the semi-annual or quarterly report or an interim statement by Biofrontera AG (exclusive)
c)	in the period between the 15th and 5th banking day prior to the expiration of the option rights of the respective expiration day (exclusively).

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

As this stock option scheme entails share-based payment transactions in which the terms of the arrangement provide the Company with a choice of settlement, the Company has decided, in accordance with IFRS 2.41 and IFRS 2.43, to recognize the transactions pursuant to the provisions for equity-settled share-based payments (IFRS 2.10-29).

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

2015 stock option program	December 31, 2020	December 31, 2019
Outstanding at the beginning of the period	1,496,985	1,252,000
Granted during the period	-	333,485
Forfeited during the period	215,500	88,500
Exercised during the period	260,000	-
Expired during the period	-	-
Outstanding at the end of the period	1,021,485	1,496,985
Exercisable at the end of the period	-	-
Range of exercise prices for outstanding options	EUR 2.25 – 6.708	EUR 2.25 - 6.708
Weighted average of remaining contractual life	35 months	44 months
Cost	EUR 293,000	EUR 360,000

Due to the non-fulfillment of the exercise conditions, no options were exercisable as of December 31, 2020.

Capital reserves

The capital reserves shown on the balance sheet comprise the capital reserve, the reserves from currency translation, the loss carried forward and the result of the period. The statement of changes in equity provides further information about the development of equity.

In accordance with IAS 32.37, equity procurement costs in connection with capital increases are deducted from the capital reserve in an amount of EUR 407 thousand (previous year: EUR 2 thousand) for the year ended December 31, 2020.

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

10. Financial liabilities

in EUR thousands	December 31, 2020	December 31, 2019

Non-current financial liabilities
Convertible bond 2017/2022	2,003	1,977
EIB loan 2017	12,484	11,845
EIB loan 2019	5,591	5,301
Leasing liabilities	2,657	2,987
Total non-current financial liabilities	22,736	22,110

Current financial liabilities
Leasing liabilities	1,057	1,038
Other current liabilities	82	174
Total current financial liabilities	1,139	1,212

The contractual interest and repayment obligations relating to convertible bonds and the EIB loan are composed on the balance sheet date as follows:

in EUR thousands	December 31, 2020
	2021	2022	2023	2024	2025	Total
Convertible bond 2017/2022:
Principal repayment	-	2,031	-	-	-	2,031
Interest payment	122	61	-	-	-	183
EIB loan 2017
Principal repayment	-	10,000	-	-	-	10,000
Interest payment	461	4,354	-	-	-	4,815
EIB loan 2019
Principal repayment	-	-	-	5,000	-	5,000
Interest payment	204	214	227	1,874	-	2,519
Leasing liabilities
Principal repayment	1,138	577	603	630	459	3,407
Interest payment	148	85	59	33	6	331

in EUR thousands	December 31, 2019
	2020	2021	2022	2023	2024	2025	Total
Convertible bond 2017/2022:
Principal repayment	-	-	2,031	-	-	-	2,031
Interest payment	122	122	61	-	-	-	305
EIB loan 2017
Principal repayment	-	-	10,000	-	-	-	10,000
Interest payment	433	461	4,949	-	-	-	5,843
EIB loan 2019
Principal repayment	-	-	-	-	5,000	-	5,000
Interest payment	194	204	214	227	2,058	-	2,897
Leasing liabilities
Principal repayment	1,033	1,098	484	503	523	384	4,025
Interest payment	146	114	64	44	24	4	396

Loan agreement with the European Investment Bank

The liability component of the financial instrument is subsequently measured at amortized cost applying the effective interest method. As of December 31, 2020, the carrying amount of the liability component on this basis was EUR 16,901 thousand (previous year: EUR 15,684 thousand).

As a variable interest component and also as a separable financial instrument in the form of an embedded derivative, the performance component is subsequently measured at fair value. As of December 31, 2020, the discounted interest payment or fair value of the performance component amounted to EUR 1,174 thousand (previous year: EUR 1,462 thousand). The undiscounted interest payment of the performance component amounts to EUR 1,244 thousand (previous year: EUR 2,023 thousand).

For further details, please refer to the section on significant accounting policies.

Leasing liabilities

The carrying amount of the current and non-current leasing liabilities amounts to EUR 3,715 thousand (previous year: EUR 4,025 thousand). Future lease payments are discounted at the lessor’s imputed interest rate or, if this is not available, at the marginal borrowing rate.

For further details, please refer to the section on significant accounting policies.

11. Other financial liabilities

in EUR thousands	31.12.2020	31.12.2019
Non-current other financial liabilities
Purchase price liability (earn-out and start-up costs)	17,811	14,720
Liability from SAR program	183	0
Total non-current other financial liabilities	17,994	14,720

Current financial liabilities	90	99

Purchase price liability (earn-out and start-up costs)

The purchase price liability was discounted based on the expected annual purchase price payments. The expected annual purchase price payments will be due from 2022 to 2030 depending on future profits generated from the sale of Xepi®. The expected profits from the sale of Xepi® and, consequently, the expected annual purchase price payments have been revaluated in 2020 due to the current market situation influenced by the COVID 19 pandemic and the resulting postponement of the market penetration of Xepi®. In total, excluding the repayment of start-up costs, this results in a purchase price liability of nominally USD 26.4 million / EUR 21.6 million (previous year USD 28.9 million / EUR 25.8 million). The start-up costs received in the nominal amount of USD 7.3 million (EUR 6.0 million) are to be repaid in approximately equal parts in 2022 and 2023.

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

Upon effective exercise of the SARs, the Company is obligated, subject to certain adjustments, to make a payment (gross) for each SAR exercised as follows: reference rate - base amount = payout amount per SAR (gross).

SAR program 2019	December 31, 2020

Granted during the period	755,750
Forfeited during the period	28,000
Exercised during the period	-
Expired during the period	-
Outstanding at the end of the period	727,750
Exercisable at the end of the period	-
Fair value at the end of the period	EUR 183,000
Cost during the period	EUR 183,000

The fair value of a stock option under this option program is determined on the basis of a Monte Carlo risk simulation. The pro rata temporis amounts are recognized ratably as personnel expense over the vesting period until the end of the blocking period and are reported under other financial liabilities.

12. Trade payables

As of December 31, 2020, trade payables amounted to EUR 1,623 thousand (previous year: EUR 4,196 thousand).

13. Other provisions

in EUR thousands	Jan 1, 2020	Utilized	Released	Added	Translation difference	Dec 31, 2020

Outstanding invoices	393	(339)	(17)	274	0	311
Auditing costs	323	(314)	(8)	501	(1)	501
Provision for litigation costs	2,305	(672)	0	307	0	1,940
Other provisions	474	(357)	(83)	286	(30)	290
Total	3,495	(1,682)	(109)	1,368	(31)	3,042

Other provisions relate to various identifiable individual risks and uncertain obligations. The provisions classified as current are expected to result in an outflow of economic benefits within the subsequent financial year.

The companies included in the consolidated financial statements of Biofrontera AG are exposed to several anticipated or pending legal proceedings, the outcome of which either cannot be determined or cannot be predicted due to the uncertainty associated with such legal proceedings. The claims asserted against Biofrontera in connection with the patent litigation have not been recognized as liabilities, as the Executive Board continues to believe that the claims are unjustified.

Provisions were recognized in the reporting year for future litigation costs, which include the estimated costs for legal disputes with DUSA Pharmaceuticals, Inc. and the Deutsche Balaton Group in each case until a decision is reached in the next instance. We assume that the lawsuits of DUSA Pharmaceuticals, Inc. in particular are unjustified, but we cannot guarantee that we will be successful in court with them.

For the pending proceedings in the USA and Germany, there are provisions for litigation costs totaling EUR 1,940 thousand in 2020 (previous year: EUR 2,305 thousand). In the 2020 financial year, further amounts of EUR 306 thousand (previous year: EUR 1,035 thousand) were added.

14. Other current liabilities

in EUR thousands	December 31, 20200	December 31, 2019
Accrual for employee bonuses	1,350	1,731
Accrual for outstanding vacation	372	403
Payroll tax	395	135
Wages and salaries	196	212
Social security	37	21
Other	41	63
Total	2,392	2,565

15. Reporting on financial instruments

Financial assets

in EUR thousands	Fair value as of	Carrying amount as of	Fair value as of	Carrying amount as of	Net gains(+) or losses (-)	Net gains(+) or losses (-)
	31.12.2020	31.12.2020	31.12.2019	31.12.2019	31.12.2020	31.12.2019
Category: Held
Cash and cash equivalents	16,546	16,546	11,119	11,119	(125)	(15)
Trade receivables	3,501	3,501	5,031	5,031	(53)	(33)
Other financial assets	531	531	1,077	1,077	0	0
Total	20,579	20,579	17,227	17,227	(178)	(48)

Financial liabilities

in EUR thousands	Fair value as of	Carrying amount as of	Fair value as of	Carrying amount as of	Net gains (+) or losses (-)	Net gains (+) or losses (-)
	31.12.2020	31.12.2020	31.12.2019	31.12.2019	31.12.2020	31.12.2019
Financial liabilities at amortized cost
Financial liabilities, current	1,139	1,139	1,212	1,212	0	0
Trade payables	1,623	1,623	4,196	4,196	53	(2)
Other financial liabilities	90	90	99	99	0	0
Financial liabilities, non-current	21,561	21,561	20,647	20,647	0	0
Total	24,413	24,413	26,155	26,155	53	(2)
Financial liabilities at fair value through profit or loss
Financial liabilities, non-current	1,174	1,174	1,462	1,462	288	(82)
Other financial liabilities, non-current	17,994	17,994	14,721	14,721	(750)	(650)
Total	19,169	19,169	16,183	16,183	(462)	(732)

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

Biofrontera has level 3 financial instruments. These relate to the performance component of the EIB loan (EUR 1,174 thousand; previous year: EUR 1,462 thousand) included under non-current financial liabilities and the purchase price liability arising in 2019 from the acquisition of Cutanea (EUR 17,811 thousand; previous year: EUR 14,720 thousand). No reclassifications were made between the individual levels of the fair value category during the 2020 fiscal year.

For further details, please refer to the disclosures in the general accounting policies and the notes to the statement of financial position and statement of comprehensive income (Notes 10 and 11). The gains and losses included in the statement of net income are presented in interest income and interest expense.

Principles on risk management

In the ordinary course of business, the Group is exposed to risks that may have an impact on its net assets, financial position and results of operations.

In general, Biofrontera’s market risk consists of foreign currency and changes in interest rates.

●	Foreign currency risk: As of the balance sheet date, the Biofrontera Group was exposed to foreign currency risks, in particular as a result of the intercompany loan granted to the subsidiary Biofrontera Inc. Trade receivables arise to a greater extent than in the past due to the business expansion in the USA and are regularly reviewed with regard to a potential default risk. Trade payables denominated in foreign currencies are insignificant. The Company does not enter into any specific currency hedging transactions. Exchange rate fluctuations are recognized in profit or loss.

Financial assets and liabilities in foreign currencies amount to EUR 7.8 million (previous year: EUR 29.1 million). An exchange rate-related change in the value of financial assets and financial liabilities denominated in foreign currencies of +5% would result in a change in earnings of EUR 0.4 million (previous year: EUR 1.5 million) in the income statement item “Other income and expenses”.

●	Interest rate risk: Interest rate risks exist for the purchase price liability for Cutanea to Maruho and the performance component of the EIB loan. Otherwise, the interest rate risk is considered negligible, as the existing interest rate modalities for the relevant financing of the Biofrontera Group can generally be adjusted to market conditions in the short to medium term. For the performance component, a limit of 4% mitigates the market price risk. An interest rate-related change in the value of the purchase price liability of 1% would result in a change in interest expense of EUR 1.0 million (previous year: EUR 1.0 million).

The purchase price risk relates to the earn-out agreement in connection with the acquisition of Cutanea. For instance, the current uncertain business outlook due to the COVID-19 pandemic may also affect the future valuation of certain assets and liabilities of the Company. Reduced sales of Xepi® may thus lead to a different assessment of the medium-term business and earnings outlook for Xepi® and subsequently to a revaluation of the balance sheet value of the earn-out agreement. A change in the expected gains from the sale of Xepi® of +5% (-5%) would result in a change in the purchase price liability of EUR +0.8 million (EUR -0.8 million).

The Group incurs a credit risk if transaction partners are unable to meet their obligations within the ordinary payment periods. The maximum default risk on the balance sheet is represented by the book value of the respective financial asset. The development of receivables is monitored in order to identify possible default risks at an early stage and initiate appropriate measures. Biofrontera’s financial instruments bear minimal risk of default. No specific bad debt allowances were recognized on trade receivables in fiscal year 2020 (previous year: EUR 43 thousand). Cash and cash equivalents assets are invested with banks and insurance companies with adequate deposit protection. All financial assets are due in the short term. As in the previous year, there are no material overdue financial assets.

Liquidity risk refers to the inability to meet existing or future payment obligations as they become due. To ensure the ability to pay at all times and to avoid financial shortages, Biofrontera has established a central cash management system that monitors liquidity requirements in the short, medium and long term. Refinancing for all Group companies is mainly provided by Biofrontera AG.

Liquidity is monitored and managed on the basis of short- and long-term corporate planning. Liquidity risks are identified at an early stage by simulating various scenarios. Current cash and cash equivalents are recorded and monitored on a daily basis.

For information on the (undiscounted) payments from financial debt due in the next few years and other financial liabilities, please refer to the corresponding notes on this balance sheet item. All other financial liabilities are current and are expected to be settled within one year.

Notes to the consolidated statement of comprehensive income

16. Sales revenue

	2020			2019			2018
in EUR thousands	Revenue from product sales	Revenue from development projects	Revenue from license agreements	Revenue from product sales	Revenue from development projects	Revenue from license agreements	Revenue from product sales	Revenue from development projects	Revenue from license agreements
Germany	5,159	-	-	4,633	-	-	3,307	-	-
Europe (ex-Germany)	2,104	-	-	2,603	-	-	2.737	-	-
USA	16,589	-	-	23,343	-	-	14,894	-	-
Other regions	-	493	6,000	-	686	-		129	40
Total	23,853	493	6,000	30,579	686	-	20,938	129	40

Revenue from license agreements include EUR 6,000 thousand in down payments received from Maruho under the license agreement.

Revenue from product sales generated in the U.S. includes revenue from finance and operating lease agreements concerning the BF-RhodoLED® lamps.

In the 2020 financial year, we generated EUR 75 thousand of income from operating leases (2019: EUR 72 thousand; 2018: EUR 94 thousand). We generated income of EUR 91 thousand from finance leases (2019: EUR 126 thousand; 2018: EUR 240 thousand).

17. Cost of sales, gross profit

The cost of materials included in the cost of sales amounted to EUR 2,927 thousand for the 2020 financial year (2019: EUR 3,827 thousand; 2018: 3,636 thousand).

The gross profit on sales increased slightly by EUR 420 thousand in the 2020 reporting year, to reach EUR 26,810 thousand, compared with EUR 26,390 thousand in 2019 (2018: EUR 16,656 thousand).

18. Research and development costs

Research and development costs amounted to EUR 4,789 thousand (2019: EUR 4,636 thousand; 2018: EUR 4,427 thousand) and include costs for clinical studies as well as expenses for regulatory activities, i.e. the granting, maintenance and expansion of our approvals.

19. General administrative costs

General administrative costs amounted to EUR 9,150 thousand in the 2020 financial year (2019: EUR 16,275 thousand; 2018. EUR 12,963 thousand) and thus decreased by a total of EUR 7,125 thousand compared to the previous year, in particular due to the cost-cutting measures introduced as a result of the COVID-19 pandemic. Legal and consulting costs amounted to EUR 1,976 thousand (2019: EUR 6,929 thousand; 2018: 6,230 thousand).

20. Sales and marketing costs

Sales and marketing costs amounted to EUR 20,482 thousand in the 2020 financial year (2019: EUR 28,856 thousand; 2018: EUR 17,744 thousand). Sales and marketing costs include costs for our own sales force in Germany, Spain, the UK and the U.S., marketing expenses as well as the depreciation of the Xepi® license amounting to EUR 3,802 thousand (2019: EUR 1,533 thousand).

21. Interest expenses and income

in EUR thousands	2020 Effective interest expenses	2020 Interest espenses	2019 Effective interest expenses	2019 Interest expenses	2018 Effective interest expenses	2018 Interest expenses
Convertible bond 2017/2022	26	122	32	136	30	156
EIB loan 2017	269	975	202	1.046	40	1,458
EIB loan 2019	33	488	11	457	-	-
Purchase price liability (earn-out and start-up costs)	-	750	-	650	-	-
Leasing	-	179	-	124	-	-
Other	218	-	-	53	-	-
Total	546	2,534	245	2,466	170	1,614

Interest income amounted to EUR 411 thousand (2019: EUR 127 thousand, 2018: EUR 24 thousand) and resulted mainly from the fair value valuation of the performance component of the EIB loan in the amount of EUR 288 thousand (2019 and 2018: EUR 0 thousand) and from the recognition in the income statement of the debt component upon early conversion of the mandatory convertible bond 2020/2021 in the amount of EUR 98 thousand.

22. Other expenses and income

Other (expenses) and income totaled EUR (2,418) thousand in the fiscal year 2020 (2019: income of EUR 21,184 thousand; 2018: income of EUR 969 thousand), with the 2019 figure including non-recurring effects from the acquisition of Cutanea Life Sciences Inc. amounting to EUR 21,027 thousand. In addition, the items include expenses and income from currency translation amounting to EUR (3,601) thousand (2019: income of EUR 324 thousand: 2018: income of EUR 650 thousand).

23. Income tax

in EUR thousands	2020	2019	2018
Deferred taxes	(269)	(2,606)	10,400
Actual income taxes	(56)	25	(9)
Total income taxes	(325)	(2,581)	10,391

The deferred tax expense results from the use of the tax loss carryforwards of Biofrontera Pharma GmbH of EUR 269 thousand (2019: EUR 256 thousand; 2018: EUR 10,400 thousand) and, in 2019, also from changes in tax rates.

24. Earnings per share (EPS)

Earnings per share are calculated on the basis of the net loss for the year of the Biofrontera Group and the average ordinary shares in circulation in the financial year, in accordance with IAS 33.

	December 31, 2020	December 31, 2019	December 31, 2019
Number of weighted ordinary shares in circulation (on average)	54,179,685	44,690,009	43,695,794
Net loss for the year in EUR	(13,023)	(7,358)	(8,878)
Basic/diluted earnings per share in EUR	(0.24)	(0.16)	(0.20)

As part of the capital increase in February 2021, Biofrontera issued 8,969,870 new ordinary shares with subscription rights from January 1, 2020. After registration of the capital increase in the commercial register, the number of shares outstanding increased to 56,717,385. The capital increase has therefore been included in the calculation of the weighted average number of ordinary shares outstanding.

In principle, there are dilutive instruments. However, due to the loss situation, the diluted EPS corresponds to the undiluted EPS.

At the balance sheet date, there are options to convert the convertible bond into shares and stock options. Based on the conversion price of EUR 4.74 (previous year: EUR 4.75), 428,710 shares (previous year: 427,536 options) and 1,019,485 stock options (previous year: 1,519,985) can be exercised.

25. Additional information to the consolidated statement of comprehensive income

Other comprehensive income only includes exchange differences from the conversion of foreign currency from our foreign operations into the Group currency.

Depreciation and amortization expense

The amortization of intangible assets and depreciation of tangible assets are included in the following items of the statement of comprehensive income:

in EUR thousands	2020	2019	2018
Research and development costs	37	72	595
General administrative costs	1,352	383	109
Cost of sales	91	17	15
Sales and marketing	3,854	2,684	34
Depreciation and amortization expense	5,333	3,156	754

Personnel costs

in EUR thousands	2020	2019	2018
Wages and salaries	14,067	19,894	14,252
Social security charges	2,016	2,958	1,973
Cost for pension schemes	257	391	191
Total	16,340	23,243	16,416

26. Staff

In 2020, the Biofrontera Group had an average of 157 salaried employees (2019: 180; 2018: 141).

27. Other information

In the USA, BF-RhodoLED® lamps are also available under leasing agreements. These agreements are accounted for as operating leases in the first six months. After six months, the customer has the option of either returning the lamp or purchasing it. The agreed purchase price can then be paid immediately in full or over an additional 24 months. If payment is made over an additional 24 months, the agreements are accounted for as financing leases. In financial year 2020, the Company generated income of EUR 75 thousand (2019: EUR 71 thousand; 2018: EUR 94 thousand) from operating lease agreements. Income of EUR 91 thousand (2019: EUR 126 thousand; 2018: EUR 240 thousand) was generated from finance lease agreements.

Notes to the consolidated cash flow statement

28. Composition and change

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

Interest paid out amounted to EUR 782 thousand (2019: EUR 664 thousand; 2018: EUR 536 thousand). Taxes paid amounted to EUR 57 thousand (2019: EUR 36 thousand, 2018: EUR 9 thousand). Interest received amounted to EUR 26 thousand (2019: EUR 127 thousand; 2018: EUR 24 thousand).

The changes are comprised as follows:

	Changes in financial liabilities
in EUR thousands	January 1, 2020	Cash effective	Addition/ retirement	Fair value change	December 31, 2020
Convertible bond 2017/2022	1,977	-	26	-	2,003
EIB loan 2017	11,845	-	879	(240)	12,484
EIB loan 2019	5,301	-	338	(48)	5,591
Interest convertible Bond 2017/2022, Convertible Bond 2017/22	61	(122)	122	-	61
Interest EIB loan 2017	84	(456)	365	-	(8)
Interest EIB loan 2019	29	(184)	183	-	28
Leasing liabilities	4,025	(1,363)	1,053	-	3,715
Total financial liabilities	23,322	(2,125)	2,965	(288)	23,874

The mandatory convertible bond 2020/2021 issued and converted in 2020 resulted in cash interest expenses of EUR 20 thousand.

	Changes in financial liabilities
in EUR thousands	January 1, 2019	Cash effective	Addition/ retirement	Fair value change	December 31, 2019
Convertible bond 2017/2022	2,495	-	-518	-	1,977
EIB loan 2017	10,967	-	810	68	11,845
EIB loan 2019	-	5,000	287	14	5,301
Interest convertible Bond 2017/2022, Convertible Bond 2017/22	78	(153)	136	-	61
Interest EIB loan 2017	87	(372)	369	-	84
Interest EIB loan 2019	-	(139)	168	-	29
Leasing liabilities	2,303	(1,183)	2,905	-	4,025
Total financial liabilities	15,930	3,153	4,157	82	23,322

	Changes in financial liabilities
in EUR thousands	January 1, 2018	Cash effective	Addition/ retirement	Fair value change	December 31, 2018
Convertible bond 2016/2021	79	(50)	(29)	-	-
Convertible bond 2017/2022	2,530	-	(35)	-	2,495
EIB loan	9,746	-	693	528	10,967
Non-current financial liabilities	12,355	(50)	629	528	13,462

Interest: Convertible Bond 2016/2021, Warrant Bond 2009/17, Convertible Bond 2016/21	5	(6)	1	-	-
Interest: Convertible Bond 2017/2022, Convertible Bond 2017/22	80	(158)	156	-	78
Interest: EIB loan	86	(371)	373	-	87
Current financial liabilities	170	(535)	530	-	165
Total financial liabilities	12,525	(585)	1,159	528	13,627

Other explanatory notes

29. Members of the Management Board

The Executive Board in 2020 consisted of Prof. Dr. Hermann Lübbert, biologist, (Chairman), Mr. Thomas Schaffer, businessman, (Chief Financial Officer, until February 28, 2021, and Mr. Christoph Dünwald, businessman, (Chief Commercial Officer, until January 31, 2020).

Mr. Ludwig Lutter, businessman, was appointed to the Executive Board with effect from March 1, 2021.

Management Board compensation

in EUR thousands	2020	2019	2018
Short-term benefits	662	1,387	1,071
Performance-based compensation	508	87	422
Total compensation	1,170	1,474	1,493

After leaving the Management Board, Mr. Christoph Dünwald received short-term remuneration due as a former board member in the amount of EUR 137 thousand for the period from February to November.

The Management Board members held the following supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Name	Company	Board	Position
Thomas Schaffer	Industrial Tracking Systems AG, Fürstenfeldbruck	Supervisory Board	Chair

30. Members of the Supervisory Board

Name	Nationality	Age	Position	Date of first appointment	Term until
Dr. Ulrich Granzer	German	60	Chair	May 12, 2006	2021

Curriculum vitae

Dr. Ulrich Granzer, Supervisory Board Chairman, is a founder and owner of Granzer Regulatory Consulting & Services and has been a Supervisory Board member since 2006. Previously, he was Head of Regulatory Affairs at Glaxo, and VP Global Regulatory Centers BASF Pharma and VP Global Regulatory Affairs at Bayer Pharma. He is a proven expert in the drug approval area.

He studied pharmaceuticals at Phillips University Marburg before receiving his doctorate from Tübingen University.

Jürgen Baumann	German	66	Deputy Chair	May 24, 2007	2021

Curriculum vitae

Mr. Jürgen Baumann, Deputy Supervisory Board Chairman, is an independent management consultant. He has held various management positions, including on the Management Board of Schwarz Pharma AG, where he was responsible for sales and marketing in Europe.

Mr. Baumann studied economic sciences at Wuppertal University.

John Borer	U.S.	63	Member	May 31, 2016	2021

Curriculum vitae	Dr. John Borer is Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC. He was previously CEO and Head of Investment Banking at Rodman & Renshaw and held management positions at Pacific Business Credit as well as at Barclays American Business Credit. His law doctorate was awarded by the Loyola Law School in Los Angeles.

Reinhard Eyring	German	62	Member	February 7, 2018	2021

Curriculum vitae

Reinhard Eyring is a partner and Head of Germany at Ashurst LLP. He studied law at the University of Freiburg/Breisgau. Prior to joining Ashurst in 2000, Mr. Eyring was a partner at another internationally active law firm. From 2008 until 2015 he was a member of Ashurst’s international board. He has had seats on the supervisory board of various German companies.

Prof. Dr. Franca Ruhwedel	German	48	Member	July 10, 2019	2021

Curriculum vitae	Franca Ruhwedel is Professor of Finance & Accounting at the Rhein-Waal University of Applied Sciences in Kamp-Lintfort. At the same time, she has many years of experience as a supervisory board member and member of audit committees. After a banking apprenticeship and studies in Münster, she completed her doctorate in Bochum and then worked in the Mergers & Acquisitions department of the thyssenkrupp Group. She has been a university professor since 2007; her research focuses on the capital market and corporate governance.

Kevin Weber	USA	63	Member	May 31, 2016	2021

Curriculum vitae	Mr. Kevin Weber is a principal at Skysis, LLC. He was previously CEO at Paraffin International Inc., and has extensive experience in pharmaceutical marketing as well as worldwide commercialization strategies. He previously held senior roles at Depomed, Hyperion Therapeutics and Medicis Pharmaceuticals.He holds a degree in management and marketing from Western Michigan University.

Supervisory Board compensation

in EUR thousands	2020	2019	2018
Dr. Ulrich Granzer	35	30	30
Jürgen Baumann	23	23	23
John Borer	15	15	15
Reinhard Eyring	19	15	14
Hansjörg Plaggemars	-	3	15
Prof. Dr. Franca Ruhwedel	21	7	-
Kevin Weber	15	15	15
Total	128	108	112

The payments are short-term payments within the meaning of IAS 24.17 (a).

The Supervisory Board members held the following other supervisory board positions and positions on comparable domestic and foreign boards during the reporting period:

Name	Company	Board	Position
Reinhard Eyring	DESTAG Deutsche Steinindustrie AG	Supervisory Board	Chair

Prof. Dr. Franca Ruhwedel	NATIONAL-BANK AG, Essen	Supervisory Board	Member
	VTG AG, Hamburg	Supervisory Board	Member

31. Related party disclosures

As a result of the acquisition of Cutanea, the research and development cooperation as well as a sublease agreement, the following relationships with the Maruho Group are in place:

in EUR thousands	December 31, 2020	December 31, 2019	December 31, 2018
Revenue from research collaborations	493	686	129
Revenue from license agreements	6,000	-	-
Income from the reimbursement of costs by Maruho	659	6,215	-
Income from subleases	33	34	34
Accounts receivables	-	149	-
Purchase price liability Cutanea (earn-out and start-up costs)	17,811	14,720	-
Other liabilties	-	72	-

Under the earn-out agreement with Maruho in connection with the acquisition of Cutanea Life Sciences, Inc. in March 2019, profits from the sale of Cutanea products will be shared equally between Maruho and Biofrontera until 2030. For further details, please refer to the presentation under Note 11 “Other financial liabilities”. Furthermore, Maruho had agreed to provide an amount of up to USD 7.3 million as start-up financing for Cutanea’s redesigned business activities (“Start-up Costs”). The outstanding Start-Up Costs were drawn down in full in fiscal 2020 and are repayable to Maruho by 2023. Furthermore, Maruho reimbursed restructuring costs resulting from pre-contract obligations in the current fiscal year.

In April 2020, Biofrontera entered into an exclusive license agreement with Maruho Co, Ltd, Osaka, Japan (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. The agreement has a term of 15 years from the start of sales in the countries covered by the agreement. Under the agreement, Maruho receives exclusive development and marketing rights, including permission to sublicense Ameluz® in Japan, China, Korea, India, Pakistan, Vietnam, the Philippines, Australia, New Zealand, and surrounding countries and islands (territory of applicability). Maruho is entitled, with Biofrontera’s consent, to conduct its own research and development under the license agreement. Maruho will grant to Biofrontera a royalty-free and perpetual license to any results of such research and development conducted by Maruho for commercialization outside the Territory. Under the License Agreement, Biofrontera will supply Ameluz® to Maruho at cost plus 25%, while Maruho has an obligation to use commercially reasonable efforts to develop, register and commercialize Ameluz® in all countries in the Applicable Territory. Under the license agreement, Maruho has made a one-time payment of EUR 6 million to Biofrontera AG. Further future payments will be due upon the achievement of certain regulatory and sales milestones. Maruho will also pay royalties of initially 6% of net sales in the countries of the scope, which may increase to 12% depending on sales volumes and will decrease in the event of generic launches in these countries.

The agreement concluded on March 19, 2019 to continue the research collaboration with Maruho in the field of branded generics expired as planned during the reporting period and is currently not being continued. Under this agreement, Biofrontera has prepared the formulation of one of four compounds investigated in an earlier project phase (phase 1) in Biofrontera’s nanoemulsion for entry into the clinical phase, and Biofrontera has a right to use all research results.

During 2020, we received no additional advisory services from supervisory board member Dr. Ulrich Granzer. In the previous year Dr. Granzer assisted the Company with key issues relating to the preparation of the applications for approval submitted to the regulatory authorities in Europe and the U.S. During the fiscal year ending December 31, 2020, advisory services in the amount of EUR 0 were provided by Granzer Regulatory Consulting & Services (previous year: 1 thousand). The amounts stated here do not include statutory value added tax at the current rate of 19%. The underlying consultancy agreement was approved with due consideration of the applicable legal and regulatory framework.

In the 2020 financial year, there were no further reportable transactions or relationships with related parties beyond those described above or in sections 29 and 30.

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

Due to the close cooperation between the Group companies, intercompany billing is applied, which is adjusted annually according to requirements.

32. Auditor’s fees and services

The total fee invoiced by the auditor Warth & Klein Grant Thornton AG for the 2020 financial years consist of:

in EUR thousands	2020	2019	2018
Auditing services	530	571	580
[of which for the previous year]	[54]	[102]	[221]
Other audit services	-	-	85
	530	571	665

The auditing services includes, in addition to the mandatory audit of the annual and consolidated financial statements of Biofrontera AG, the review of the condensed interim financial statements and interim management report, as well as the audit of the consolidated financial statements according to PCAOB standards.

As in the previous year, no other audit services were provided.

33. Subsequent events

Change in the composition of the Management Board

On February 2, 2021, the Company announced a change in the composition of the Company’s Management Board. Effective March 1, 2021, Mr. Ludwig Lutter was appointed as the new Chief Financial Officer (CFO) of Biofrontera AG. He takes over from Thomas Schaffer and is responsible for Finance, Administration, Controlling and Human Resources within the Company. Thomas Schaffer left the Company on February 28, 2021, in order to devote himself to new personal endeavors outside the Company. The change in the finance department was made as part of the succession planning by the Supervisory Board and the Management Board already announced in summer 2020.

Successful completion of the capital increase resolved on May 28, 2020

On February 26, 2021, the Company announced the successful completion of the capital increase resolved by the annual general meeting on May 28, 2020. In total, the Company issued 8,969,870 new ordinary shares, bringing their total number to 56,717,385 after registration in the Commercial Register.

The capital measure was fully placed, with the Company raising total gross funds of approximately EUR 24.7 million.

No other subsequent events subject to mandatory reporting occurred after the balance sheet date.

Leverkusen, April 12, 2021

Prof. Dr. Hermann Lübbert CEO and Chairman	Ludwig Lutter CFO

SIGNATURES

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Leverkusen, Germany, on April 12, 2021.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Ludwig Lutter
Name:	Ludwig Lutter
Title:	Chief Financial Officer

137